   As filed with the Securities and Exchange Commission on February 6, 2008.

                                                     Registration No. 333-146698
                                                                        811-4113

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 3

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 49


                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H
(formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H)
                           (Exact name of Registrant)

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
          (formerly, The Manufacturers Life Insurance Company (U.S.A.))
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)

                            Thomas J. Loftus, Esquire
                  John Hancock Life Insurance Company (U.S.A.)
                               601 Congress Street
                              Boston, MA 02210-2805
                     (Name and Address of Agent for Service)

                                    Copy to:
                              John W. Blouch, Esq.
                               Dykema Gossett PLLC
                                 Suite 300 West
                                1300 I Street, NS
                            Washington, DC 20005-3306


Approximate Date of Proposed Public Offering: February 11, 2008


Title of Securities Being Registered: Variable Annuity Insurance Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                 (Venture Opportunity A Share Variable Annuity)
                          (currently issued contracts)

(JOHN HANCOCK(R) LOGO)



                                              Prospectus dated February 11, 2008


                 Venture(R) Opportunity B Share Variable Annuity

This Prospectus describes interests in VENTURE(R) OPPORTUNITY B SHARE flexible Purchase Payment deferred variable annuity contracts (singly, a "Contract" and collectively, the "Contracts") issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("John Hancock USA") in all jurisdictions except New York, or by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in New York. Unless otherwise specified, "we," "us," "our," or a "Company" refers to the applicable issuing Company of a Contract. You, the Contract Owner, should refer to the first page of your Venture(R) Opportunity B Share Variable Annuity Contract for the name of your issuing Company.


VARIABLE INVESTMENT OPTIONS. You may allocate Contract Values or additional Purchase Payments, to the extent permitted under your Contract, in Variable Investment Options. If you do, we will measure your Contract Value (other than value allocated to a DCA Fixed Investment Option) and Variable Annuity payments according to the investment performance of applicable Sub-Accounts of JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H or, in the case of John Hancock New York, applicable Sub-Accounts of JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A (singly, a "Separate Account" and collectively, the "Separate Accounts"). Each Sub-Account invests in one of the following Funds of John Hancock Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. John Hancock Investment Management Services, LLC is the investment adviser to the John Hancock Trust. We show the Fund's manager (i.e. subadviser) in bold above the name of the Fund:



CAPITAL RESEARCH AND MANAGEMENT COMPANY
(Adviser to the American Fund Insurance Series)
   American Asset Allocation Trust
   American Blue Chip Income and Growth Trust
   American Bond Trust
   American Global Growth Trust
   American Global Small Capitalization Trust
   American Growth Trust
   American Growth-Income Trust
   American High-Income Bond Trust
   American International Trust
   American New World Trust
DAVIS SELECTED ADVISERS, L.P.
   Fundamental Value Trust
FRANKLIN MUTUAL ADVISORS LLC
   Mutual Shares Trust
GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
   International Core Trust
LEGG MASON CAPITAL MANAGEMENT, INC.
   Core Equity Trust
LORD, ABBETT & CO., LLC
   All Cap Value Trust
   Mid Cap Value Trust
MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC
   Small Cap Intrinsic Value Trust
MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED
   American Fundamental Holdings Trust
   Franklin Templeton Founding Allocation Trust
   Lifestyle Balanced Trust
   Lifestyle Conservative Trust
   Lifestyle Growth Trust
   Lifestyle Moderate Trust
   Money Market Trust
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust
   Total Return Trust
TEMPLETON GLOBAL ADVISORS LIMITED
   Global Trust
   International Value Trust*
TEMPLETON INVESTMENT COUNSEL, LLC
   International Small Cap Trust
VAN KAMPEN
   Value Trust
WELLINGTON MANAGEMENT COMPANY, LLP
   Core Allocation Plus Trust
   Investment Quality Bond Trust
   Mid Cap Intersection Trust
   Mid Cap Stock Trust
   Small Cap Growth Trust
   Small Cap Value Trust



* Templeton Global Advisors Limited is sub-subadviser to the International Value Trust under an agreement with Templeton Investment Counsel, LLC.


CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNTS AND THE VARIABLE INVESTMENT OPTIONS THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Venture Opportunity B Share


JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
ANNUITIES SERVICE CENTER    MAILING ADDRESS
164 Corporate Drive         Post Office Box 9505
Portsmouth, NH 03801-6815   Portsmouth, NH 03802-9505
(617) 663-3000 or           www.jhannuities.com
(800) 344-1029

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
ANNUITIES SERVICE CENTER    MAILING ADDRESS
164 Corporate Drive         Post Office Box 9506
Portsmouth, NH 03801-6815   Portsmouth, NH 03802-9506
(877) 391-3748 or           www.jhannuitiesnewyork.com
(800) 551-2078

                                Table of Contents


I. GLOSSARY OF SPECIAL TERMS .............................................     1
II. OVERVIEW .............................................................     3
III. FEE TABLES ..........................................................     7
   EXAMPLES ..............................................................     9
IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS ....    12
   THE COMPANIES .........................................................    12
   THE SEPARATE ACCOUNTS .................................................    12
   THE FUNDS .............................................................    13
   VOTING INTEREST .......................................................    18
V. DESCRIPTION OF THE CONTRACT ...........................................    19
   ELIGIBLE PLANS ........................................................    19
   ACCUMULATION PERIOD PROVISIONS ........................................    19
      Purchase Payments ..................................................    19
      Accumulation Units .................................................    20
      Value of Accumulation Units ........................................    20
      Net Investment Factor ..............................................    20
      Transfers Among Investment Options .................................    20
      Maximum Number of Investment Options ...............................    21
      Telephone and Electronic Transactions ..............................    22
      Special Transfer Services-Dollar Cost Averaging ....................    22
      Special Transfer Services-Asset Rebalancing Program ................    23
      Withdrawals ........................................................    23
      Special Withdrawal Services - The Systematic Withdrawal Program ....    24
      Death Benefit During Accumulation Period ...........................    24
   PAY-OUT PERIOD PROVISIONS .............................................    25
      General ............................................................    25
      Annuity Options ....................................................    26
      Determination of Amount of the First Variable Annuity Payment ......    28
      Annuity Units and the Determination of Subsequent Variable Annuity
         Payments ........................................................    28
      Transfers During Pay-out Period ....................................    29
      Death Benefit During Pay-out Period ................................    29
   OTHER CONTRACT PROVISIONS .............................................    29
      Right to Review ....................................................    29
      Ownership ..........................................................    30
      Annuitant ..........................................................    30
      Beneficiary ........................................................    30
      Modification .......................................................    30
      Our Approval .......................................................    30
      Misstatement and Proof of Age, Sex or Survival .....................    31
      Loans ..............................................................    31
VI. OPTIONAL BENEFITS ....................................................    32
   INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER
      DEFINITIONS ........................................................    34
   INVESTMENT OPTIONS UNDER INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM
      WITHDRAWAL BENEFIT RIDERS ..........................................    36
   FEATURES OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL
      BENEFIT RIDERS .....................................................    38
      Income Plus for Life ...............................................    38
      Income Plus for Life - Joint Life ..................................    43
   ANNUAL STEP DEATH BENEFIT .............................................    47
VII. CHARGES AND DEDUCTIONS ..............................................    49
   WITHDRAWAL CHARGES ....................................................    49
   ANNUAL CONTRACT FEE ...................................................    50
   ASSET-BASED CHARGES ...................................................    51
      Daily Administration Fee ...........................................    51
      Mortality and Expense Risks Fee ....................................    51
   REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS ....................    51
   PREMIUM TAXES .........................................................    52
VIII. FEDERAL TAX MATTERS ................................................    53
   INTRODUCTION ..........................................................    53
   OUR TAX STATUS ........................................................    53
   SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS ..........................    53
   CHARITABLE REMAINDER TRUSTS ...........................................    53
   NON-QUALIFIED CONTRACTS ...............................................    54
      Undistributed Gains ................................................    54
      Taxation of Annuity Payments .......................................    54
      Surrenders, Withdrawals and Death Benefits .........................    54
      Taxation of Death Benefit Proceeds .................................    54
      Penalty Tax on Premature Distributions .............................    55
      Puerto Rico Non-Qualified Contracts ................................    55
      Diversification Requirements .......................................    55
   QUALIFIED CONTRACTS ...................................................    56
      Penalty Tax on Premature Distributions .............................    57
      Tax-Free Rollovers .................................................    57
      Loans ..............................................................    58
      Puerto Rico Contracts Issued to Fund Retirement Plans ..............    58
   SEE YOUR OWN TAX ADVISER ..............................................    58
IX. GENERAL MATTERS ......................................................    59
   RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM ..............    59
   DISTRIBUTION OF CONTRACTS .............................................    59
      Standard Compensation ..............................................    59
      Revenue Sharing and Additional Compensation ........................    60
      Differential Compensation ..........................................    60
   CONFIRMATION STATEMENTS ...............................................    60
   REINSURANCE ARRANGEMENTS ..............................................    60
APPENDIX A: EXAMPLES OF CALCULATION OF WITHDRAWAL CHARGES ................   A-1
APPENDIX B: GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES ...............   B-1
APPENDIX C: QUALIFIED PLAN TYPES .........................................   C-1

We provide additional information about the Contracts and the Separate Account, including information on our history, the accumulation unit value tables, services provided to the Separate Account and legal and regulatory matters, in Statements of Additional Information. We filed the Statement of Additional Information with the SEC on the same date as this Prospectus and incorporate it herein by reference. You may obtain a copy of the current Statement of Additional Information without charge by contacting us at the Annuities Service Center shown on the first page of this Prospectus. The SEC also maintains a Web site (http://www.sec.gov) that contains the Statements of Additional Information and other information about us, the Contracts and the Separate Accounts. We list the Table of Contents of the Statements of Additional Information below.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
Statement of Additional Information
Table of Contents


General Information and History ..........................................     3
Accumulation Unit Value Tables ...........................................     3
Services .................................................................     3
   Independent Registered Public Accounting Firm .........................     3
   Servicing Agent .......................................................     3
   Principal Underwriter .................................................     3
   Special Compensation and Reimbursement Arrangements ...................     4
Legal and Regulatory Matters .............................................     5
Appendix A: Financial Statements .........................................   A-1


JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A Statement of Additional Information
Table of Contents


General Information and History ..........................................     3
Accumulation Unit Value Tables ...........................................     3
Services .................................................................     3
   Independent Registered Public Accounting Firm .........................     3
   Servicing Agent .......................................................     3
   Principal Underwriter .................................................     3
   Special Compensation and Reimbursement Arrangements ...................     4
Legal and Regulatory Matters .............................................     5
Appendix A: Financial Statements .........................................   A-1

                          I. Glossary of Special Terms

The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.

ACCUMULATION PERIOD: The period between the issue date of the Contract and its Annuity Commencement Date.

ANNUITANT: Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the Contract Owner names more than one person as an "Annuitant", the second person named is referred to as "co-Annuitant." The "Annuitant" and "co-Annuitant" are referred to collectively as "Annuitant." The "Annuitant" is as designated on the Contract specification page or in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

ANNUITIES SERVICE CENTER: The mailing address of our service office is listed on the first page of this Prospectus. You can send overnight mail to us at 164 Corporate Drive, Portsmouth, NH 03801-6815.

ANNUITY COMMENCEMENT DATE: The date on which the Pay-out Period commences and we begin to make annuity payments to the Annuitant. The Annuity Commencement Date is the date specified on the Contract specifications page, unless changed.

ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity payments made by us.

ANNUITY UNIT: A unit of measure that is used after the election of an Annuity Option to calculate Variable Annuity payments.

BENEFICIARY: The person, persons or entity entitled to the death benefit under the Contract upon the death of a Contract Owner or, in certain circumstances, an Annuitant. The Beneficiary is as specified in the application, unless changed.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for business. The end of a Business Day is the close of daytime trading of the New York Stock Exchange, which generally is 4:00 p.m. Eastern Time.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: John Hancock USA or John Hancock New York.

CONTINGENT BENEFICIARY: The person, persons or entity to become the Beneficiary if the Beneficiary is not alive. The Contingent Beneficiary is as specified in the application, unless changed.

CONTRACT: The Variable Annuity contract offered by this Prospectus.

CONTRACT ANNIVERSARY: The anniversary of the Contract Date.

CONTRACT DATE: The date of issue of the Contract.

CONTRACT VALUE: The total of the Investment Account values attributable to the Contract.

CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

DCA FIXED INVESTMENT OPTION: An Investment Option, held in the Company's general account, established to make automatic transfers over a pre-determined period to elected Variable Investment Options.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

FUND: A series of a registered open-end management investment company which corresponds to a Variable Investment Option.

GENERAL ACCOUNT: All of a Company's assets, other than assets in its Separate Account and any other separate accounts it may maintain.

INVESTMENT ACCOUNT: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

INVESTMENT OPTIONS: The investment choices available to Contract Owners.

JOHN HANCOCK NEW YORK: John Hancock Life Insurance Company of New York.

JOHN HANCOCK USA: John Hancock Life Insurance Company (U.S.A.).

MATURITY DATE: The latest date on which the Pay-out Period may commence. The Maturity Date is the date specified on the Contract specifications page, unless changed.

NON-QUALIFIED CONTRACT: A Contract which is not issued under a Qualified Plan.

OWNER OR CONTRACT OWNER ("YOU"): The person, persons (co-Owner) or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you." The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period.

PAY-OUT PERIOD: The period when we make annuity payments to you following the Annuity Commencement Date.

PROSPECTUS: This Prospectus that describes interests in the Contract.

PURCHASE PAYMENT: An amount you pay to us for the benefits provided by the Contract.

QUALIFIED CONTRACT: A Contract issued under a Qualified Plan.

QUALIFIED PLAN: A retirement plan that receives favorable tax treatment under
Section 401, 403, 408 (IRAs), 408A (Roth IRAs) or 457 of the Code.


RESET: A reduction of the Benefit Base if you take Excess Withdrawals.


RIDER: An optional benefit that you may elect for an additional charge.

SEPARATE ACCOUNT: John Hancock Life Insurance Company (U.S.A.) Separate Account H or John Hancock Life Insurance Company of New York Separate Account A, as applicable. A separate account is a segregated asset account of a company that is not commingled with the general assets and obligations of the company.


STEP-UP: An increase in the Benefit Base and Lifetime Income Amount on certain Contract Anniversary dates when your Contract Value exceeds the previous Benefit Base.



STEP-UP DATE: The date on which we determine whether a Step-up could occur.


SUB-ACCOUNT: A Sub-Account of a Separate Account. Each Sub-Account invests in shares of a specific Fund.

UNLIQUIDATED PURCHASE PAYMENTS: The amount of all Purchase Payments in the Contract net of any withdrawals in excess of earnings that have been taken to date.

VARIABLE ANNUITY: An Annuity Option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified Sub-Accounts.

VARIABLE INVESTMENT OPTION: An Investment Option corresponding to a Sub-Account of a Separate Account that invests in shares of a specific Fund.

WITHDRAWAL AMOUNT: The total amount taken from your Contract Value, including any applicable withdrawal charge, tax and proportional share of administrative fee, to process a withdrawal.

                                  II. Overview

This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire Prospectus, including its Appendices, your Contract and the Statement of Additional Information for more detailed information.

Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, various terms and conditions of your Contract may vary from the terms and conditions described in this Prospectus, depending upon where you purchase a Contract. These variations will be reflected in your Contract or in a Rider attached to your Contract.

WHAT KIND OF CONTRACT IS DESCRIBED IN THIS PROSPECTUS?

The Contract is a flexible Purchase Payment deferred Variable Annuity Contract between you and a Company. "Deferred" means payments by a Company begin on a future date under the Contract. "Variable" means your investment amounts in the Contract may increase or decrease in value daily based upon your investment choices. The Contract provides for the accumulation of your investment amounts and the payment of annuity benefits on a variable and/or fixed basis.

WHO IS ISSUING MY CONTRACT?

Your Contract provides the name of the Company that issues your Contract. In general, John Hancock USA may issue the Contract in any jurisdiction except New York. John Hancock New York issues the Contract only in New York. Each Company sponsors its own Separate Account.

WHAT ARE SOME BENEFITS OF THE CONTRACT?

The Contract offers access to diversified money managers, a death benefit and an optional death benefit, an optional guaranteed minimum withdrawal benefit, annuity payments and tax-deferred treatment of earnings.

In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. WHEN YOU PURCHASE A CONTRACT FOR ANY TAX-QUALIFIED RETIREMENT PLAN, THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX DEFERRED TREATMENT OF EARNINGS BEYOND THE TREATMENT PROVIDED BY THE PLAN. CONSEQUENTLY, YOU SHOULD PURCHASE A CONTRACT FOR A QUALIFIED PLAN ONLY ON THE BASIS OF OTHER BENEFITS OFFERED BY THE CONTRACT. THESE BENEFITS MAY INCLUDE LIFETIME INCOME PAYMENTS, PROTECTION THROUGH LIVING AND DEATH BENEFITS, AND GUARANTEED FEES.

We will pay a death benefit to your Beneficiary if you die during the Accumulation Period, which is described in this Prospectus under "Death Benefit During Accumulation Period." For an additional fee, you may elect an optional death benefit called the "Annual Step Death Benefit." The Contract also offers optional guaranteed minimum withdrawal benefits, each for an additional fee. We provide more information about these benefits under "VI. Optional Benefits."

We offer a variety of Fixed Annuity and Variable Annuity payment options. Periodic annuity payments will begin on the Annuity Commencement Date. You select the Annuity Commencement Date, the frequency of payment and the type of annuity payment option. Annuity payments are made to the Annuitant.

HOW DOES THE CONTRACT WORK?

Under the Contract, you make one or more Purchase Payments to a Company for a period of time, known as the Accumulation Period. During the Accumulation Period, your Purchase Payments will be allocated to Investment Options. You may transfer among the investment options and take withdrawals. Later, beginning on the Contract's Annuity Commencement Date, that Company makes one or more annuity payments under the Contract, known as the Pay-out Period. Your Contract Value during the Accumulation Period will be variable and the amounts of annuity payments during the Pay-out Period may either be variable or fixed, depending upon your choice.

HOW CAN I INVEST MONEY IN THE CONTRACT?


We use the term Purchase Payment to refer to the investments you make in the Contract. The table below shows the required minimum amount for the initial Purchase Payment. The table also shows the required minimum amount for additional Purchase Payments. Generally, you may make additional Purchase Payments at any time.


                    MINIMUM     MINIMUM
                    INITIAL   ADDITIONAL
                   PURCHASE    PURCHASE
TYPE OF CONTRACT    PAYMENT     PAYMENT
----------------   --------   ----------
Non-Qualified       $5,000        $30
   Qualified        $2,000        $30

If a Purchase Payment causes your Contract Value to exceed $1 million or your Contract Value already exceeds $1 million, you must obtain our approval in order to make the Purchase Payment.

WHAT CHARGES DO I PAY UNDER THE CONTRACT?

Your Contract has an annual Contract fee of $30. Your Contract also has asset-based charges to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contract. These charges do not apply to assets you have in a DCA Fixed Investment Option. We take the deduction proportionally from each of your Variable Investment Options. We make deductions for any applicable taxes based on the amount of a Purchase Payment. If you elect a Rider, we also deduct the Rider charges shown in the Fee Tables proportionally from each of your Investment Options, based on your value in each.

If you withdraw some of your Purchase Payments from your Contract prior to the Maturity Date, or if you surrender your Contract, in its entirety, for cash prior to the Maturity Date, we may assess a withdrawal charge. The amount of this charge will depend on the number of years that have passed since we received your Purchase Payments, as shown in the Fee Tables.

WHAT ARE MY INVESTMENT CHOICES?


You may invest in any of the Variable Investment Options. Each Variable Investment Option is a Sub-Account of a Separate Account that invests in a corresponding Fund. The Fund prospectus contains a full description of a Fund. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Fund (reduced by certain charges we deduct - see "III. Fee Tables"). Your Contract Value during the Accumulation Period and the amounts of annuity payments will depend upon the investment performance of the underlying Fund of the Variable Investment Option you select.


Allocating assets only to one or a small number of the Variable Investment Options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating assets to a small number of Variable Investment Options that concentrate their investments in a particular business or market sector will increase the risk that your Contract Value will be more volatile since these Variable Investment Options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology-related business sectors, (b) small cap securities and
(c) foreign securities. We do not provide advice regarding appropriate investment allocations, and you should discuss this matter with your broker-dealer.

HOW CAN I CHANGE MY INVESTMENT CHOICES?

Allocation of Purchase Payments. You designate how your Purchase Payments are to be allocated among the Investment Options. You may change this investment allocation for future Purchase Payments at any time.


Transfers Among Investment Options. During the Accumulation Period, you may transfer your investment amounts among Investment Options, subject to certain restrictions described below and in the section entitled "Transfers Among Investment Options on page 20." During the Pay-out Period, you may transfer your allocations among the Variable Investment Options, subject to certain restrictions described in the section entitled "Transfers During Pay-out Period."


The Variable Investment Options can be a prime target for abusive transfer activity. Long-term investors in a Variable Investment Option can be harmed by frequent transfer activity since such activity may expose the Variable Investment Option's corresponding Fund to increased Fund transaction costs (affecting the value of the shares) and/or disruption to the corresponding Fund manager's ability to effectively manage such corresponding Fund, both of which may result in dilution with respect to interests held for long-term investment. To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions described in more detail in this Prospectus. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Fund may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to the John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

HOW DO I ACCESS MY MONEY?

During the Accumulation Period, you may withdraw all or a portion of your Contract Value. The amount you withdraw from any Investment Option must be at least $300 or, if less, your entire balance in that Investment Option. If the Withdrawal Amount of a partial withdrawal would reduce your Contract Value to less than $300, we will treat your withdrawal request as a request to withdraw all of your Contract Value. A withdrawal charge and an administration fee may apply to your withdrawal. A withdrawal may be subject to premium tax, income tax and a 10% IRS penalty tax.

WHAT TYPES OF OPTIONAL BENEFIT RIDERS MAY I BUY UNDER THE CONTRACT?

For the additional charge shown in the Fee Tables, you may elect a Rider offering optional benefits. The availability of the Riders may vary by state.


Guaranteed Minimum Withdrawal Benefit Riders


Each of our optional guaranteed minimum withdrawal benefit Riders guarantees that you will be able to make withdrawals in an amount, and over a period of time, specified in your Rider, regardless of your Contract's investment performance. For more details, see "VI. Optional Benefits." The guaranteed minimum withdrawal benefit Riders offered under the Contract are:


     -    INCOME PLUS FOR LIFE


     -    INCOME PLUS FOR LIFE - JOINT LIFE


You may elect to purchase one of these optional benefit Riders, if available in your state. You may only elect one guaranteed minimum withdrawal benefit Rider. You may not be age 81 or over to purchase Income Plus for Life and the older of you and your spouse must not be age 81 or over to purchase Income Plus for Life
- Joint Life.


We designed the Income Plus for Life Series guaranteed minimum withdrawal benefit Riders to make a Lifetime Income Amount available for annual withdrawals starting on a Lifetime Income Date. If you limit your annual withdrawals to the Lifetime Income Amount, we will make this benefit available for as long as you live, even after your Contract Value reduces to zero. You may extend this benefit to cover the lifetimes of you and your spouse by selecting our Income Plus for Life - Joint Life option.

Under our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders, you choose how much Contract Value to withdraw at any time. We may reduce the Lifetime Income Amount that we guarantee for future lifetime benefit payments, however, if your annual Withdrawal Amounts:

     - exceed the Lifetime Income Amount in any year after the Lifetime Income Date, or

     -    exceed certain limits, that vary by Rider, before the Lifetime Income
          Date.

We will pay guaranteed minimum withdrawal benefits automatically during a guaranteed minimum withdrawal benefit Rider's "Settlement Phase" that we describe in the "Optional Benefits" section of the Prospectus.


YOU COULD LOSE BENEFITS IF YOUR ANNUAL WITHDRAWAL AMOUNTS EXCEED THE LIMITS SPECIFIED IN A GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER. WE MAY REDUCE THE LIFETIME INCOME AMOUNT IF YOU TAKE ANY WITHDRAWALS BEFORE THE APPLICABLE LIFETIME INCOME DATE. YOU WILL LOSE THE LIFETIME INCOME AMOUNT IF YOUR WITHDRAWAL AMOUNTS BEFORE THE APPLICABLE LIFETIME INCOME DATE DEPLETE YOUR CONTRACT VALUE AND ANY REMAINING "BENEFIT BASE" (SEE "INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER DEFINITIONS" ON PAGE 34) TO ZERO.



The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base ($5 million). We will increase the Benefit Base by a Credit (referred to as a "Bonus" in the Contract) that varies by the Rider you select, if you choose not to make any withdrawals at all during certain Contract Years. We also may increase or "Step-up" the guaranteed minimum withdrawal benefit amounts on certain dates to reflect market performance or other factors. You may also increase the amounts we guarantee, by making additional Purchase Payments that we accept. WE IMPOSE SPECIAL LIMITS ON ADDING PURCHASE PAYMENTS AFTER THE FIRST YEAR FOR CONTRACTS ISSUED WITH ANY OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS.


IF YOU ELECT TO PURCHASE ANY OF THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS, YOU MAY INVEST YOUR CONTRACT VALUE ONLY IN THE INVESTMENT OPTIONS WE MAKE AVAILABLE FOR THESE BENEFITS. WE ALSO RESERVE THE RIGHT TO IMPOSE ADDITIONAL RESTRICTIONS ON INVESTMENT OPTIONS AT ANY TIME. If we do impose additional restrictions, any amounts you allocated to a permitted Investment

Option will not be affected by the restriction as long as it remains in that Investment Option. (We describe the currently available Investment Options for Contracts issued with any of the guaranteed minimum withdrawal benefit Riders in the "Optional Benefits" section of this Prospectus.)


Annual Step Death Benefit Rider

You may elect to purchase the optional Annual Step Death Benefit Rider, if available in your state, whether or not you purchase a guaranteed minimum withdrawal benefit Rider. Under the Annual Step Death Benefit Rider, we guarantee a minimum death benefit up to the earlier of the Annuity Commencement Date or the Maturity Date, based on the Contract's highest "Anniversary Value" that may be achieved before you (or any joint Owner) reach 81 years old. The Annual Step Death Benefit is available only at Contract issue and cannot be revoked once elected. You may not purchase the Annual Step Death Benefit Rider, however, if you (or any joint Owner) have attained age 80.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

     - full or partial withdrawals (including surrenders, systematic withdrawals and withdrawals under a guaranteed minimum withdrawal benefit Rider);

     -    payment of any death benefit proceeds; and

     -    periodic payments under one of our annuity payment options.

How much you will be taxed on distribution is based upon complex tax rules and depends on matters such as:

     -    the type of the distribution;

     -    when the distribution is made;

     -    the nature of any Qualified Plan for which the Contract is being used;
          and

     -    the circumstances under which the payments are made.

If your Contract is issued in connection with a Qualified Plan, all or part of your Purchase Payments may be tax-deductible.

Special 10% tax penalties apply in many cases to the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Also, most Qualified Plans require that distributions from a Contract commence and/or be completed by a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payments you paid or on any earnings under the Contract.

IF YOU ARE PURCHASING THE CONTRACT AS AN INVESTMENT VEHICLE FOR A QUALIFIED PLAN, YOU SHOULD CONSIDER THAT THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED BY THE QUALIFIED PLAN ITSELF. THE FAVORABLE TAX-DEFERRAL BENEFITS AVAILABLE FOR QUALIFIED PLANS THAT INVEST IN ANNUITY CONTRACTS ARE ALSO GENERALLY AVAILABLE IF THE QUALIFIED PLANS PURCHASE OTHER TYPES OF INVESTMENTS, SUCH AS MUTUAL FUNDS, EQUITIES AND DEBT INSTRUMENTS. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE INVESTMENT OPTIONS AND PROTECTION THROUGH LIVING GUARANTEES, DEATH BENEFITS AND OTHER BENEFITS PROVIDED UNDER AN ANNUITY CONTRACT ISSUED IN CONNECTION WITH A QUALIFIED PLAN ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in "VIII. Federal Tax Matters." We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

CAN I RETURN MY CONTRACT?

In most cases, you have the right to cancel your Contract within 10 days (or longer in some states) after you receive it. In most states, you will receive a refund equal to the Contract Value on the date of cancellation, which may be increased by any charges for premium taxes deducted by us to that date. In some states, or if your Contract is issued as an "IRA", you will receive a refund of any Purchase Payments you made if that amount is higher than Contract Value (increased by any charges for premium taxes). The date of cancellation is the date we receive the Contract.


WILL I RECEIVE A CONFIRMATION STATEMENT?



We will send you a confirmation statement for certain transactions in your Investment Accounts. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuities Service Center (at the address or phone number shown on the cover of this Prospectus). If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, you will be deemed to have ratified the transaction.

                                 III. Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering a Venture(R) Opportunity B Share Contract. These fees are more completely described in this Prospectus under "VII. Charges and Deductions." The items listed under "Total Annual Fund Operating Expenses" are described in detail in the Fund prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.


                     CONTRACT OWNER TRANSACTION EXPENSES(1)
                    JOHN HANCOCK USA & JOHN HANCOCK NEW YORK


                          MAXIMUM WITHDRAWAL CHARGE(2)
                      (as percentage of Purchase Payments)

First Year         6.00%
Second Year        6.00%
Third Year         5.00%
Fourth Year        5.00%
Fifth Year         4.00%
Sixth Year         3.00%
Seventh Year       2.00%
Thereafter            0%

TRANSFER FEE(3)
Maximum Fee       $  25
Current Fee       $   0


(1) State premium taxes may also apply to your Contract, which currently range from 0.50% to 4.00% of each Purchase Payment (See "VII. Charges and Deductions - Premium Taxes").


(2) This charge is taken upon withdrawal or surrender within the specified period of years measured from the date of each Purchase Payment.

(3) We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL FUND OPERATING EXPENSES.

               PERIODIC FEES AND EXPENSES OTHER THAN FUND EXPENSES


ANNUAL CONTRACT FEE(1)                                                             $  30
                                                                                   -----
ANNUAL SEPARATE ACCOUNT EXPENSES(2)
   Mortality and Expense Risks Fee                                                  1.20%
                                                                                   -----
   Daily Administration Fee (asset based)                                           0.15%
                                                                                   -----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(2)
      (With No Optional Riders Reflected)                                           1.35%
                                                                                   =====
OPTIONAL BENEFITS
   Optional Annual Step Death Benefit Fee(2)                                        0.20%
                                                                                   -----
   TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(3)                                        1.55%
                                                                                   =====
   Optional Guaranteed Minimum Withdrawal Benefit Rider Fee (maximum) (4)           1.20%
                                                                                   -----
   TOTAL FEES AND EXPENSES OTHER THAN FUND EXPENSES(5)                              2.75%
                                                                                   =====



(1) The $30 annual Contract fee will not be assessed prior to the Maturity Date if at the time of its assessment the Contract Value is greater than or equal to $50,000.



(2)  A daily charge reflected as a percentage of the Variable Investment
     Options.



(3) Amount shown includes the Mortality and Expense Risks Fee, Daily Administration Fee as well as the optional Annual Step Death Benefit Fee, as applicable.



(4) The current charge for the Income Plus for Life and Income Plus for Life - Joint Life Riders is 0.60%. We reserve the right to increase the charge to a maximum charge of 1.20% if the Benefit Base is Stepped-up to equal the Contract Value. This fee is deducted from the Contract Value. This is an annual charge applied as a percentage of the Adjusted Benefit Base. All of the charges shown, including the Optional Guaranteed Minimum Withdrawal Benefit Rider Fee ("GMWB Fee"), are expressed in this table as a percentage of the Variable Investment Options (the "Separate Account Value"). IN FACT, THE GMWB FEE IS APPLIED IN THE CONTRACT AS A PERCENTAGE OF THE ADJUSTED BENEFIT BASE.



(5) FOR THE PURPOSE OF ADDING AND COMPARING THE CHARGES SHOWN IN THIS TABLE, THE ADJUSTED BENEFIT BASE IS ASSUMED TO BE EQUAL TO THE VALUE OF SEPARATE ACCOUNT VALUE. WHEN THE SEPARATE ACCOUNT VALUE AND THE ADJUSTED BENEFIT BASE ARE NOT EQUAL, THE GMWB FEE MAY BE A HIGHER OR LOWER PERCENTAGE OF THE SEPARATE ACCOUNT VALUE THAN THE PERCENTAGE SHOWN. For more information on increases and reductions in the Benefit Base, see "Features of Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Riders" on page 38.


THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. NEITHER THE MINIMUM NOR MAXIMUM EXPENSES REFLECT ANY CONTRACTUAL EXPENSE REIMBURSEMENTS. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS.

TOTAL ANNUAL FUND OPERATING EXPENSES                              MINIMUM   MAXIMUM
------------------------------------                              -------   -------
Range of expenses that are deducted from Fund assets, including
   management fees, Rule 12b-1 fees, and other expenses            0.56%     1.23%

EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders. Neither of the Examples reflects any contractual Fund expense reimbursements.

EXAMPLE 1: MAXIMUM FUND OPERATING EXPENSES - CONTRACT WITH OPTIONAL BENEFIT
RIDERS

The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee and Rider fees, and the maximum fees and expenses of any of the Funds. Please note that the Rider fees are reflected as a percentage of the Adjusted Benefit Base, which may vary in value from the total Variable Investment Option value. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA & JOHN HANCOCK NEW YORK
INCOME PLUS FOR LIFE AND ANNUAL STEP DEATH BENEFIT


                                                                                              1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                                                                              ------  -------  -------  --------
If you surrender the Contract at the end of the applicable time period:                        $995    $1,816   $2,671   $4,814
If you annuitize, or do not surrender the Contract at the end of the applicable time period:   $439    $1,348   $2,294   $4,814


EXAMPLE 2: MINIMUM FUND OPERATING EXPENSES - CONTRACT WITH NO OPTIONAL BENEFIT RIDERS

The next example assumes that you invest $10,000 in a Contract, but with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA & JOHN HANCOCK NEW YORK


                                                                                              1 YEAR  3 YEARS  5 YEARS  10 YEARS
                                                                                              ------  -------  -------  --------
If you surrender the Contract at the end of the applicable time period:                        $785    $1,160   $1,552   $2,495
If you annuitize, or do not surrender the Contract at the end of the applicable time period:   $224    $  688   $1,174   $2,495

THE FOLLOWING TABLES DESCRIBE THE OPERATING EXPENSES FOR EACH OF THE FUNDS, AS A PERCENTAGE OF THE FUND'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006, EXCEPT AS STATED BELOW IN THE NOTES THAT FOLLOW THE TABLES. THE TABLES SHOW ONLY THOSE CONTRACTUAL EXPENSE REIMBURSEMENTS EXTENDING A YEAR BEYOND THE DATE OF THIS PROSPECTUS. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE FUND'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLES.

The Funds available may be restricted if you purchase a guaranteed minimum withdrawal benefit Rider (See Optional Benefits).


                                                                              ACQUIRED     TOTAL
                                                                     OTHER      FUND     OPERATING    CONTRACTUAL       NET
                                              MANAGEMENT   12B-1   EXPENSES   FEES AND    EXPENSES      EXPENSE      OPERATING
                                                 FEES       FEES      (1)     EXPENSES      (2)      REIMBURSEMENT    EXPENSES
                                              ----------   -----   --------   --------   ---------   -------------   ---------
JOHN HANCOCK TRUST (SERIES I):
All Cap Value                                    0.82%     0.05%     0.05%                 0.92%                       0.92%
Core Equity                                      0.78%     0.05%     0.05%        --       0.88%           --          0.88%
Franklin Templeton Founding Allocation(3,4)      0.05%     0.05%     0.07%      0.97%      1.14%           --          1.14%
Fundamental Value                                0.77%     0.05%     0.04%        --       0.86%           --          0.86%
Global(8)                                        0.82%     0.05%     0.14%        --       1.01%           --          1.01%
Core Allocation Plus                             0.92%     0.00%     0.14%        --       1.11%           --          1.11%
Global Bond                                      0.70%     0.05%     0.10%        --       0.85%           --          0.85%
International Core                               0.89%     0.05%     0.10%        --       1.04%           --          1.04%
International Small Cap                          0.92%     0.05%     0.19%        --       1.16%           --          1.16%
International Value(5)                           0.82%     0.05%     0.11%        --       0.98%           --          0.98%
Investment Quality Bond                          0.60%     0.05%     0.07%        --       0.72%           --          0.72%
Lifestyle Balanced                               0.04%     0.05%     0.01%      0.84%      0.94%           --          0.94%
Lifestyle Conservative                           0.04%     0.05%     0.02%      0.78%      0.89%           --          0.89%
Lifestyle Growth                                 0.04%     0.05%     0.01%      0.87%      0.97%           --          0.97%
Lifestyle Moderate                               0.04%     0.05%     0.02%      0.81%      0.92%           --          0.92%
Mid Cap Intersection(3)                          0.87%     0.05%     0.07%        --       0.99%           --          0.99%
Mid Cap Stock                                    0.84%     0.05%     0.04%        --       0.93%           --          0.93%
Mid Cap Value                                    0.86%     0.05%     0.04%        --       0.95%           --          0.95%
Money Market                                     0.48%     0.05%     0.03%        --       0.56%           --          0.56%
Mutual Shares(3,8)                               0.96%     0.05%     0.12%        --       1.13%           --          1.13%
Small Cap Growth                                 1.07%     0.05%     0.11%        --       1.23%           --          1.23%
Small Cap Intrinsic Value(3)                     0.90%     0.05%     0.07%        --       1.02%           --          1.02%
Small Cap Value                                  1.06%     0.05%     0.08%        --       1.19%           --          1.19%
Total Return                                     0.70%     0.05%     0.06%        --       0.81%           --          0.81%
Value                                            0.74%     0.05%     0.05%        --       0.84%           --          0.84%
(SERIES III - MFC GLOBAL AMERICAN FUNDS):
American Fundamental Holdings(9)                 0.05%     0.25%     0.04%      0.40%      0.74%           --          0.74%


(Numbered footnotes are located below the following table.)

                                                       FEEDER FUNDS(6)                             MASTER FUND(6)
                                          -----------------------------------------   ----------------------------------------
                                                                                                                        TOTAL
                                                                            TOTAL                                     MASTER &
                                          MANAGEMENT   12B-1     OTHER    OPERATING   MANAGEMENT   12B-1     OTHER     FEEDER
                                             FEES       FEES   EXPENSES    EXPENSES     FEES(7)     FEES   EXPENSES   EXPENSES
                                          ----------   -----   --------   ---------   ----------   -----   --------   --------
(SERIES III - JHT AMERICAN FUNDS):
American Asset Allocation(3)                  --       0.25%     0.03%      0.28%        0.32%       --      0.01%      0.61%
American Blue Chip Income & Growth(3)         --         --      0.04%      0.04%        0.42%     0.25%     0.01%      0.72%
American Bond(3)                              --         --      0.03%      0.03%        0.41%     0.25%     0.01%      0.70%
American Global Growth(3)                     --       0.25%     0.03%      0.28%        0.55%       --      0.04%      0.87%
American Global Small Capitalization(3)       --       0.25%     0.03%      0.28%        0.72%       --      0.05%      1.05%
American Growth                               --         --      0.03%      0.03%        0.32%     0.25%     0.02%      0.62%
American Growth-Income                        --         --      0.03%      0.03%        0.27%     0.25%     0.01%      0.56%
American High-Income Bond(3)                  --       0.25%     0.03%      0.28%        0.48%       --      0.01%      0.77%
American International                        --         --      0.03%      0.03%        0.50%     0.25%     0.05%      0.83%
American New World(3)                         --       0.25%     0.03%      0.28%        0.81%       --      0.08%      1.17%

NOTES TO FUND EXPENSE TABLES

(1) The Adviser has voluntarily agreed to limit Other Expenses as described under "Management of JHT - Advisory Fee Waivers and Expense Reimbursements" in the Fund's prospectus. The Adviser may terminate this limitation at any time upon notice to JHT.

(2) The "Total Operating Expenses" include fees and expenses incurred indirectly by a Fund as a result of its investment in other investment companies (each, an "Acquired Fund"). The Operating Expenses shown may not correlate to the Fund's ratio of expenses to average net assets shown in the "Financial Highlights" section, which does not include Acquired Fund fees and expenses. Acquired Fund Fees and Expenses are estimated, not actual, amounts based on the Fund's current fiscal year.

(3) For Funds that have not started operations or have operations of less than six months as of December 31, 2006, expenses are based on estimates which reflect what actual expenses are expected to be incurred over the next year.


(4) The Franklin Templeton Founding Allocation Trust ("Allocation Trust") primarily invests in the Global Trust, the Mutual Shares Trust, and the Income Trust. The expenses of each of these Funds are set forth in the Allocation Trust's prospectus. Amounts shown in the table do not reflect a contractual expense reimbursement arrangement that will remain in effect until May 1, 2008 with the Allocation Trust's adviser, but may be terminated any time after May 1, 2008. Amounts shown in the table do not reflect an estimate of expenses, after reimbursement, that are expected to be incurred over the next fiscal year. Had this amount been reflected in the table, the Contractual Expense Reimbursement would be 0.09% and the Net Operating Expenses would be 1.05%.


(5) The Adviser has voluntarily agreed to waive its advisory fees so that the amount retained by the Adviser after payment of the subadvisory fees for the International Value Trust does not exceed 0.45% of the Fund's average net assets. For the year ended December 31, 2006, the effective annual advisory fee reflecting these waivers for the International Value Trust was 0.80%. The Net Operating Expenses for International Value Trust Series I reflecting these waivers was 0.96%. This advisory fee waiver may be rescinded at any time.

(6) A "feeder fund" means that the Fund does not buy investment securities directly. Instead, it invests in a "master fund" which in turn purchases investment securities. The prospectus of the master fund for each of these feeder funds will be delivered together with this Prospectus. Each feeder fund is invested in Series II of the Fund. The American Asset Allocation, American Global Growth, American Global Small Capitalization, American High-Income Bond and American New World Trusts are invested in class I shares of the American Fund Master Fund. The American Blue Chip Income & Growth, American Bond, American Growth, American Growth-Income and American International Trusts are invested in class II shares of the American Fund Master Fund.

(7) Capital Research Management Company (the adviser to the master fund for each of the JHT feeder funds) is waiving a portion of its management fee. The fees shown do not reflect the waiver. See the financial highlights table in the American Funds prospectus or annual report for further information.


(8) The adviser for the Mutual Shares Trust has contractually agreed to limit certain expenses, as described in the prospectus for the Fund. The limit will remain in effect until May 1, 2008. Amounts shown in the table do not reflect an estimate of expenses, after giving effect to the limit, that are expected to be incurred over the next fiscal year. Had this amount been reflected in the table, the Contractual Expenses Reimbursement would be 0.02% and the Net Operating Expenses would be 1.11%.



(9) The management fee of 0.05% of average annual net assets of American Fundamental Holdings Trust is being waived until November 1, 2008. This waiver may be terminated any time after November 1, 2008. Amounts shown in the table do not reflect an estimate of expenses, after giving effect to the limit, that are expected to be incurred over the next fiscal year. Had this amount been reflected in the table, the Contractual Expenses Reimbursement would be 0.05% and the Net Operating Expenses would be 0.69%.


LOCATION OF FINANCIAL STATEMENTS. Our financial statements and those of our respective Separate Account may be found in the Statement of Additional Information.

      IV. General Information about Us, the Separate Accounts and the Funds

THE COMPANIES

We are subsidiaries of Manulife Financial Corporation.

Your Contract is issued by either John Hancock USA or John Hancock New York. Please refer to your Contract to determine which Company issued your Contract.

John Hancock USA, formerly known as "The Manufacturers Life Insurance Company (U.S.A.)," is a stock life insurance company originally organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992. John Hancock USA is authorized to transact life insurance and annuity business in all states (except New York), the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Its principal office is located at 601 Congress Street, Boston, Massachusetts 02210-2805.

John Hancock New York, formerly known as "The Manufacturers Life Insurance Company of New York," is a wholly-owned subsidiary of John Hancock USA and is a stock life insurance company organized under the laws of New York on February 10, 1992. John Hancock New York is authorized to transact life insurance and annuity business only in the State of New York. Its home office is located at 100 Summit Lake Drive, Valhalla New York 10595.

The ultimate parent of both companies is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Companies changed their names to John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York, respectively, on January 1, 2005 following Manulife Financial Corporation's acquisition of John Hancock Financial Services, Inc.

John Hancock USA and John Hancock New York have received the following ratings from independent rating agencies:

AAA Standard & Poor's   Extremely strong financial security characteristics; 1st category of 21
A++ A.M. Best           Superior companies have a very strong ability to meet their obligations; 1st category of 16
AA+ Fitch               Very strong capacity to meet policyholder and contract obligations; 2nd category of 24

John Hancock USA has also received the following rating from Moody's:

Aa1 Moody's             Excellent in financial strength; 2nd category of 21

These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned as a measure of John Hancock USA's and John Hancock New York's ability to honor any guarantees provided by the Contract and any applicable optional Riders, but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any Fund.

When you direct money into a DCA Fixed Investment Option, the Company guarantees the principal value and the rate of interest credited to that Investment Option for the term of any DCA guarantee period.

THE SEPARATE ACCOUNTS

We use our Separate Accounts to support the Variable Investment Options you choose.

You do not invest directly in the Funds made available under the Contracts. When you direct or transfer money to a Variable Investment Option, we will purchase shares of a corresponding Fund through one of our Separate Accounts. We hold the Fund's shares in a "Sub-Account" (usually with a name similar to that of the corresponding Fund) of the applicable Separate Account. A Separate Account's assets (including the Fund's shares) belong to the Company that maintains that Separate Account.

For Contracts issued by John Hancock USA, we purchase and hold Fund shares in John Hancock Life Insurance Company (U.S.A.) Separate Account H. John Hancock USA, then known as The Manufacturers Life Insurance Company (U.S.A.), became the owner of this Separate Account in a merger transaction with The Manufacturers

Life Insurance Company of North America ("Manulife North America") on January 1, 2002. Manulife North America initially established Separate Account H on August 24, 1984 as a separate account under the laws of Delaware. When Manulife North America merged with John Hancock USA, John Hancock USA became the owner of Separate Account H and reestablished it as a Separate Account under the laws of Michigan. As a result of this merger, John Hancock USA became the owner of all of Manulife North America's assets, including the assets of Separate Account H, and assumed all of Manulife North America's obligations including those under its contracts. The merger had no other effects on the terms and conditions of contracts issued prior to January 1, 2002.

For Contracts issued by John Hancock New York, we purchase and hold Fund shares in John Hancock Life Insurance Company of New York Separate Account A. John Hancock New York established this Separate Account on March 4, 1992 as a separate account under the laws of New York.

The income, gains and losses, whether or not realized, from assets of a Separate Account are credited to or charged against that Separate Account without regard to a Company's other income, gains, or losses. Nevertheless, all obligations arising under a Company's Contracts are general corporate obligations of that Company. Assets of a Separate Account may not be charged with liabilities arising out of any of the respective Company's business.

We reserve the right, subject to compliance with applicable law, to add other Sub-Accounts, eliminate existing Sub-Accounts, combine Sub-Accounts or transfer assets in one Sub-Account to another Sub-Account that we, or an affiliated company, may establish. We will not eliminate existing Sub-Accounts or combine Sub-Accounts without the prior approval of the appropriate state or federal regulatory authorities.

We registered the Separate Accounts with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as unit investment trusts. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Accounts. If a Company determines that it would be in the best interests of persons having voting rights under the Contracts it issues, that Company's Separate Account may be operated as a management investment company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

THE FUNDS

When you select a Variable Investment Option, we invest your money in a Sub-Account of our Separate Account and it invests in shares of a corresponding Fund of John Hancock Trust.

THE FUNDS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Funds are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Funds also may be available through participation in certain qualified pension or retirement plans.

Investment Management

The Funds' investment advisers and managers (i.e., subadvisers) may manage publicly traded mutual funds with similar names and investment objectives. However, the Funds are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Fund described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE FUNDS HELD IN OUR SEPARATE ACCOUNT.

The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Funds. JHIMS LLC is our affiliate and we indirectly benefit from any investment management fees JHIMS LLC retains.

The John Hancock Trust has obtained an order from the SEC permitting JHIMS LLC, subject to approval by the Board of Trustees, to change a Subadviser for a Fund or the fees paid to Subadvisers and to enter into new subadvisory agreements from time to time without the expense and delay associated with obtaining shareholder approval of the change. This order does not, however, permit JHIMS LLC to appoint a Subadviser that is an affiliate of JHIMS LLC or the John Hancock Trust (other than by reason of serving as Subadviser to a portfolio) (an "Affiliated Subadviser") or to change a subadvisory fee of an Affiliated Subadviser without the approval of shareholders.

If shares of a Fund are no longer available for investment or in our judgment investment in a Fund becomes inappropriate, we may eliminate the shares of a Fund and substitute shares of another Fund, or of another open-end registered investment company. A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

Fund Expenses

The table in the Fee Tables section of the Prospectus shows the investment management fees, Rule 12b-1 fees and other operating expenses for these Fund shares as a percentage (rounded to two decimal places) of each Fund's average daily net assets for 2006, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Funds are not fixed or specified under the terms of the Contracts and may vary from year to year. These fees and expenses differ for each Fund and reduce the investment return of each Fund. Therefore, they also indirectly reduce the return you will earn on any Separate Account Investment Options you select.

The Funds pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Funds. The amount of this compensation is based on a percentage of the assets of the Fund attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Fund to Fund and among classes of shares within a Fund. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Fund's assets and paid for the services we or our affiliates provide to that Fund. In addition, compensation payments of up to 0.45% of assets may be made by a Fund's investment adviser or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" Funds of the John Hancock Trust for the marketing support services it provides (see Distribution of Contracts in "IX. General Matters"). Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Total Annual Fund Operating Expenses table.

Funds-of-Funds and Master-Feeder Funds

Each of the John Hancock Trust's American Fundamental Holdings, Franklin Templeton Founding Allocation, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Funds ("JHT Funds of Funds") is a "fund-of funds" that invest in other underlying funds. Expenses for a fund-of-funds may be higher than that for other funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests. The prospectus for each of the JHT Funds of Funds contains a description of the underlying funds for that Fund, including expenses and associated investment risks.

Each of the John Hancock Trust's American Asset Allocation, American Blue Chip Income & Growth, American Bond, American Global Growth, American Global Small Capitalization, American Growth, American Growth-Income, American High-Income Bond, American International, and American New World Trusts ("JHT American Funds") invests in Series III shares of the corresponding investment portfolio of a "master" fund. The JHT American Funds operate as "feeder funds," which means that the each Fund does not buy investment securities directly. Instead, it invests in a corresponding "master fund" which in turn purchases investment securities. Each of the JHT American Funds has the same investment objective and limitations as its corresponding master fund. The combined master and feeder 12b-1 fees for each JHT American Fund totals 0.25% of net assets. The prospectus for the American Fund master funds is included with the prospectuses for the JHT American Funds.

Fund Investment Objectives and Strategies

You bear the investment risk of any Fund you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Funds that we make available under the Contracts. You can find a full description of each Fund, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Fund in the prospectus for that Fund. YOU CAN OBTAIN A COPY OF A FUND'S PROSPECTUS (INCLUDING THE PROSPECTUS FOR A MASTER FUND FOR ANY OF THE FUNDS THAT ARE OPERATED AS "FEEDER FUNDS"), WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUND'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

                               JOHN HANCOCK TRUST

We show the Fund's manager (i.e., subadviser) in bold above the name of the Fund and we list the Funds alphabetically by subadviser.

   The Funds available may be restricted if you purchase a guaranteed minimum withdrawal benefit Rider (See Optional Benefits).

CAPITAL RESEARCH AND MANAGEMENT COMPANY (Adviser to the American Fund Insurance Series) - ADVISER TO MASTER FUND


American Asset Allocation Trust              Seeks to provide high total return (including income and capital gains)
                                             consistent with preservation of capital over the long term. To do this, the
                                             Fund invests all of its assets in the master fund, Class 1 shares of the
                                             American Funds Insurance Series Asset Allocation Fund, which invests in a diversified portfolio of common stocks and other equity securities, bonds and other intermediate and long-term debt securities, and money market instruments.

American Blue Chip Income and Growth Trust   Seeks to produce income exceeding the average yield on U.S. stocks generally (as represented by the average company yield on S&P 500 Composite
                                             Index ("S&P 500"))(2) and to provide an opportunity for growth of principal consistent with sound common stock investing. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the American Funds
                                             Insurance Series Blue Chip Income and Growth Fund, which invests primarily in common stocks of larger, more established companies based in the United
                                             States.

American Bond Trust                          Seeks to maximize current income and preserve capital. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the
                                             American Funds Insurance Series Bond Fund, which normally invests at least
                                             80% of its assets in bonds, with at least 65% in investment-grade debt securities and up to 35% in lower rated fixed income securities.

(American Fundamental Holdings Trust)        (This Fund is listed under MFC Global Investment Management (U.S.A.),
                                             Limited)

American Global Growth Trust                 Seeks to make the shareholders' investment grow over time. To do this, the
                                             Fund invests all of its assets in the master fund, Class 1 shares of the
                                             American Funds Insurance Series Global Growth Fund, which invests primarily in common stocks of companies located around the world.

American Global Small Capitalization Trust   Seeks to make the shareholders' investment grow over time. To do this, the
                                             Fund invests all of its assets in the master fund, Class 1 shares of the
                                             American Funds Insurance Series Global Small Capitalization Fund, which invests primarily in stocks of smaller companies located around the world.
                                             Normally, the Fund invests at least 80% of its assets in equity securities of companies with small market capitalizations.

American Growth Trust                        Seeks to make the shareholders' investment grow. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the
                                             American Funds Insurance Series Growth Fund, which invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

American Growth-Income Trust                 Seeks to make the shareholders' investments grow and to provide the shareholder with income over time. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the American Funds Insurance
                                             Series Growth-Income Fund, which invests primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.

American High-Income Bond Trust              Seeks to provide a high level of current income and, secondarily, capital appreciation. To do this, the Fund invests all of its assets in the master fund, Class 1 shares of the American Funds Insurance Series High-Income
                                             Bond Fund, which invests at least 65% of its assets in higher yielding and generally lower quality debt securities, and normally invests at least 80%
                                             in bonds and up to 20% in equity securities.

American International Trust                 Seeks to make the shareholders' investment grow. To do this, the Fund invests all of its assets in the master fund, Class 2 shares of the
                                             American Funds Insurance Series International Fund, which invests primarily in common stocks of companies located outside the United States.

American New World Trust                     Seeks to make the shareholders' investment grow over time. To do this, the
                                             Fund invests all of its assets in the master fund, Class 1 shares of the
                                             American Funds Insurance Series New World Fund, which invests primarily in stocks of companies with significant exposure to countries with developing economies and/or markets.

DAVIS SELECTED ADVISERS, L.P.
   Fundamental Value Trust                   Seeks growth of capital. To do this, the Fund invests in common stocks of
                                             U.S. companies with durable business models that can be purchased at attractive valuations relative to their intrinsic value.

FRANKLIN MUTUAL ADVISORS, LLC
   Mutual Shares Trust                       Seeks capital appreciation, which may be short-term, and income. To do this, the Fund invests mainly in equity securities of companies of any nation at market prices less than their intrinsic value.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC
   International Core Trust                  Seeks high total return. To do this, the Fund typically invests at least
                                             80% of its total assets in a diversified portfolio of equity investments from a number of developed markets outside the U.S.

LEGG MASON CAPITAL MANAGEMENT, INC.
   Core Equity Trust                         Seeks long-term capital growth. To do this, the Fund invests at least 80%
                                             of its net assets in equity securities that offer the potential for capital growth by purchasing securities at large discounts relative to their intrinsic value.

LORD, ABBETT & CO., LLC
   All Cap Value Trust                       Seeks capital appreciation. To do this, the Fund invests at least 50% of its net assets in equity securities of large, seasoned companies in all capitalization ranges that are undervalued. The Fund invests the remainder of its assets in undervalued mid-sized and small company securities.

   Mid Cap Value Trust                       Seeks capital appreciation. To do this, the Fund invests at least 80% of its net assets in stocks of mid-sized companies that have potential for significant market appreciation due to growing recognition of improvement in their financial results or anticipation of such improvement.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED (1)
   American Fundamental Holdings Trust       Seeks long term growth of capital. To do this, the Fund invests in Class 1 shares of the American Funds Insurance Series: Bond Fund, Growth Fund,
                                             Growth-Income Fund, and International Fund. The Fund is permitted to invest in six other Underlying Funds of the American Funds Insurance Series: Asset
                                             Allocation Fund, Blue Chip Income and Growth Fund, Global Growth Fund,
                                             Global Small Capitalization Fund, High-Income Bond Fund, and New World
                                             Fund.

   Franklin Templeton Founding Allocation    Seeks long-term growth of capital. To do this, the Fund invests primarily
   Trust                                     in three JHT portfolios subadvised by Franklin Templeton: Global Trust,
                                             Income Trust and Mutual Shares Trust. The Fund is a fund of funds and is also authorized to invest in NAV shares of many other JHT portfolios and other investment companies.

   Lifestyle Balanced Trust                  Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. To do this, the Fund invests approximately 40% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 60% in Funds which invest primarily in equity securities.

   Lifestyle Conservative Trust              Seeks a high level of current income with some consideration given to growth of capital. To do this, the Fund invests approximately 80% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 20% in Funds which invest primarily in equity securities.

   Lifestyle Growth Trust                    Seeks long-term growth of capital. Current income is also a consideration.
                                             To do this, the Fund invests approximately 20% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 80% in
                                             Funds which invest primarily in equity securities.

   Lifestyle Moderate Trust                  Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on income. To do this, the Fund invests approximately 60% of its assets in JHT Funds which invest primarily in fixed income securities and approximately 40% in Funds which invest primarily in equity securities.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED (1) - CONTINUED
   Money Market Trust                        Seeks to obtain maximum current income consistent with preservation of principal and liquidity. To do this, the Fund invests in high quality, U.S.
                                             dollar denominated money market instruments.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC
   Small Cap Intrinsic Value Trust           Seeks long-term capital appreciation. To do this, the Fund invests at least
                                             80% of its net assets in equity securities of small capitalization companies.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
   Global Bond Trust                         Seeks maximum total return, consistent with preservation of capital and prudent investment management. To do this, the Fund invests at least 80% of its net assets in fixed income instruments, futures contracts (including related options) with respect to such securities and options on such securities.

   Total Return Trust                        Seeks maximum total return, consistent with preservation of capital and prudent investment management. To do this, the Fund invests at least 65% of its total assets in a diversified fund of fixed income instruments of varying maturities.

TEMPLETON GLOBAL ADVISORS LIMITED
   Global Trust                              Seeks long-term capital appreciation. To do this, the Fund invests primarily in the equity securities of companies located throughout the world, including emerging markets.

   International Value Trust                 Seeks long-term growth of capital. To do this, the Fund invests at least
                                             65% of its total assets in equity securities of companies located outside the U.S., including in emerging markets, and generally up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.

TEMPLETON INVESTMENT COUNSEL, LLC
   International Small Cap Trust             Seeks long-term capital appreciation. To do this, the Fund invests at least
                                             80% of its net assets in securities issued by foreign small-cap companies in emerging markets.

VAN KAMPEN (A REGISTERED TRADE NAME OF MORGAN STANLEY INVESTMENT MANAGEMENT INC.)
   Value Trust                               Seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk. To do this, the Fund invests at least 65% of its total assets in equity securities which are believed to be undervalued relative to the stock market in general.

WELLINGTON MANAGEMENT COMPANY, LLP
   Core Allocation Plus Trust                Seeks to provide total return, consisting of long-term capital appreciation and current income. To do this, the Fund invests in equity and fixed income securities of issuers located within and outside the U.S. The Fund will invest a significant portion of its assets outside of the U.S. The Fund will allocate its assets between fixed income securities and equity securities based upon the subadviser's targeted asset mix, which may change over time.

   Investment Quality Bond Trust             Seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. To do this, the Fund invests at least 80% of its net assets in bonds rated investment grade, focusing on corporate and U.S government bonds with intermediate to longer term maturities.

   Mid Cap Intersection Trust                Seeks long-term growth of capital. To do this, the Fund invests at least
                                             80% of its net assets in equity securities of medium-sized companies with significant capital appreciation potential.

   Mid Cap Stock Trust                       Seeks long-term growth of capital. To do this, the Fund invests at least
                                             80% of its net assets in equity securities of medium-sized companies with significant capital appreciation potential.

   Small Cap Growth Trust                    Seeks long-term capital appreciation. To do this, the Fund will invest at least 80% of its net assets in small-cap companies that are believed to offer above-average potential for growth in revenues and earnings.

WELLINGTON MANAGEMENT COMPANY, LLP - CONTINUED
   Small Cap Value Trust                     Seeks long-term capital appreciation. To do this, the Fund will invest at least 80% of its net assets in small-cap companies that are believed to be undervalued.

(1) Deutsche Investment Management Americas Inc. provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited in its management of the Lifestyle Trusts.

(2) S&P 500(R) is a trademark of The McGraw-Hill Companies, Inc. None of the John Hancock Trust portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

VOTING INTEREST

You instruct us how to vote Fund shares.

We will vote Fund shares held in a Separate Account at any Fund shareholder meeting in accordance with voting instructions received from the persons having the voting interest under the Contract. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting. We will arrange for proxy materials to be distributed to each person having the voting interest under the Contract together with appropriate forms for giving voting instructions. We will vote all Fund shares that we hold (including our own shares and those we hold in a Separate Account for Contract Owners) in proportion to the instructions so received. The effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

During the Accumulation Period, the Contract Owner has the voting interest under a Contract. We determine the number of votes for each Fund for which voting instructions may be given by dividing the value of the Investment Account corresponding to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund.

During the Pay-out Period, the Annuitant has the voting interest under a Contract. We determine the number of votes as to each Fund for which voting instructions may be given by dividing the reserve for the Contract allocated to the Sub-Account in which such Fund shares are held by the net asset value per share of that Fund. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a Contract will usually decrease after commencement of annuity payments. We will determine the number of Fund shares for which voting instructions may be given not more than 90 days prior to the meeting.

We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations, or interpretations thereof.

                         V. Description of the Contract

ELIGIBLE PLANS

The Contract may be used to fund plans qualifying for special income tax treatment under the Code, such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), tax-sheltered annuities, and state and local government deferred compensation plans (see "Qualified Contracts"). We also designed the Contract so that it may be used with non-qualified retirement plans, such as payroll savings plans and such other groups (with or without a trustee) as may be eligible under applicable law. We currently are not offering this Contract in connection with Section 403(b) qualified plans that are not subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

ACCUMULATION PERIOD PROVISIONS

Purchase Payments

We may impose restrictions on your ability to make initial and additional Purchase Payments.

You may make Purchase Payments to us at our Annuities Service Center at any time. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. Additional Purchase Payments must be at least $30. All Purchase Payments must be in U.S dollars. We may provide for Purchase Payments to be automatically withdrawn from your bank account on a periodic basis. If a Purchase Payment would cause your Contract Value to exceed $1 million or your Contract Value already exceeds $1 million, you must obtain our approval in order to make the payment.

John Hancock USA may reduce the minimum initial Purchase Payment requirement, upon your request and as permitted by state law, in the following circumstances:

     - You purchase your Contract through a 1035 exchange or a Qualified Plan transfer of an existing contract(s) issued by another carrier(s) AND at the time of application, the value of your existing contract(s) meets or exceeds the applicable minimum initial Purchase Payment requirement AND prior to our receipt of such 1035 monies, the value drops below the applicable minimum initial Purchase Payment requirement due to market conditions.

     - You purchase more than one new Contract and such Contracts cannot be combined AND the average initial Purchase Payments for these new Contracts is equal to or greater than $50,000.

     - You and your spouse each purchase at least one new Contract AND the average initial Purchase Payments for the new Contract(s) is equal to or greater than $50,000.

     - You purchase multiple Contracts issued in conjunction with a written Retirement Savings Plan (either qualified or non-qualified), for the benefit of plan participants AND the Annuitant under each contract is a plan participant AND the average initial Purchase Payment for these new Contracts is equal to or greater than $50,000.

If permitted by state law, John Hancock USA may cancel a Contract at the end of any TWO consecutive Contract Years in which no Purchase Payments have been made, if both:

     - the total Purchase Payments made over the life of the Contract, less any Withdrawal Amounts, are less than $2,000; and

     - the Contract Value at the end of such two year period is less than $2,000.

Contracts issued by John Hancock New York may be cancelled at the end of any THREE consecutive Contract Years in which no Purchase Payments have been made as described above.

As a matter of administrative practice, the respective Company will attempt to notify you prior to any such cancellation in order to allow you to make the necessary Purchase Payment to keep your Contract in force. The cancellation of Contract provisions may vary in certain states to comply with the requirements of insurance laws and regulations in such states. If we cancel your Contract, we will pay you the Contract Value computed as of the valuation period during which the cancellation occurs. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax (see "VIII. Federal Tax Matters").

You designate how your Purchase Payments are to be allocated among the Investment Options. You may change the allocation of additional Purchase Payments at any time by notifying us in writing (or by telephone or electronically if you comply with our telephone or electronic transaction procedures described herein).

Accumulation Units

During the Accumulation Period, we establish an Investment Account for you for each Variable Investment Option to which you allocate a portion of your Contract Value. We credit amounts to those Investment Accounts in the form of "accumulation units" to measure the value of the variable portion of your Contract during the Accumulation Period. We calculate and credit the number of accumulation units in each of your Investment Accounts by dividing (i) the amount allocated to that Investment Account by (ii) the value of an accumulation unit for that Investment Account we next compute after a purchase transaction is complete.

We will usually credit initial Purchase Payments received by mail on the Business Day on which they are received at our Annuities Service Center, and no later than two Business Days after our receipt of all information necessary for issuing the Contract. We will inform you of any deficiencies preventing processing if your Contract cannot be issued. If the deficiencies are not remedied within five Business Days after receipt, we will return your Purchase Payment promptly, unless you specifically consent to our retaining your Purchase Payment until all necessary information is received. We will credit initial Purchase Payments received by wire transfer from broker-dealers on the Business Day received by us if the broker-dealers have made special arrangements with us. We will credit additional Purchase Payments on the Business Day they are received at our Annuities Service Center.

We will deduct accumulation units based on the value of an accumulation unit we next compute each time you make a withdrawal or transfer amounts from an Investment Option, and when we deduct certain Contract charges, pay death benefit proceeds, or apply amounts to an Annuity Option.

Value of Accumulation Units

We measure the value of an Investment Account in accumulation units, which vary in value with the performance of the underlying Fund.

The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options you select. We arbitrarily set the value of an accumulation unit for each Sub-Account on the first Business Day the Sub-Account was established. We determine the value of an accumulation unit for any subsequent Business Day by multiplying (i) the value of an accumulation unit for the immediately preceding Business Day by (ii) the "net investment factor" for that Sub-Account (described below) for the Business Day for which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Fund determines the net asset value of its shares.

We will use a Fund share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, Withdrawal Amount or transfer transaction only if:

     - your Purchase Payment transaction is complete before the close of daytime trading of the New York Stock Exchange (usually 4:00 p.m. Eastern time) for that Business Day; or

     - we receive your request for a withdrawal or transfer of Contract Value at the Annuities Service Center before the close of the New York Stock Exchange for that Business Day.

Net Investment Factor

The net investment factor is an index used to measure the investment performance of a Sub-Account from one Business Day to the next (the "valuation period"). The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. We determine the net investment factor for each Sub-Account for any valuation period by dividing (a) by (b) and subtracting (c) from the result:

Where (a) is:

     - the net asset value per share of a Fund share held in the Sub-Account determined at the end of the current valuation period; plus

     - the per share amount of any dividend or capital gain distributions made by the Fund on shares held in the Sub-Account if the "ex-dividend" date occurs during the current valuation period. The "ex-dividend" date is normally set (for stocks) two business days before the record date, on or after which the seller, not the buyer, receives the next dividend payment.

Where (b) is the net asset value per share of a Fund share held in the Sub-Account determined as of the end of the immediately preceding valuation period.

Where (c) is a factor representing the charges deducted from the Sub-Account on a daily basis for Annual Separate Account Expenses.

Transfers Among Investment Options

During the Accumulation Period, you may transfer amounts among the Variable Investment Options, subject to the restrictions set forth below.

You may make a transfer by providing written notice to us, by telephone or by other electronic means that we may provide through the internet (see "Telephone and Electronic Transactions" below). We will cancel accumulation units from the Investment Account from which you transfer amounts and we will credit to the Investment Account to which you transfer amounts. Your Contract Value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the Investment Account. If after the transfer the amount remaining in the Investment Account is less than $100, then we will transfer the entire amount instead of the requested amount.


Currently, we do not impose a charge for transfer requests. The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to assess a reasonable charge (not to exceed the lesser of $25 or 2% of the amount transferred) to reimburse us for the expenses of processing transfers.

Investment options in variable annuity and variable life insurance products can be a prime target for abusive transfer activity because these products value their investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, frequent transfer activity can harm long-term investors in a variable investment option since such activity may expose a variable investment option's underlying fund to increased fund transaction costs and/or disrupt the fund manager's ability to effectively manage a fund in accordance with its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.


To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day that the net asset value of the shares of a Fund are determined ending at the close of daytime trading of the New York Stock Exchange (usually 4 p.m.) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to our Dollar Cost Averaging program or our Asset Rebalancing program, (b) transfers made within a prescribed period before and after a substitution of underlying Funds and (c) transfers made during the Pay-out Period (these transfers are subject to a 30-day notice requirement, however, as described in the "Transfers During Pay-out Period" section of this Prospectus). Under each Separate Account's policy and procedures, Contract Owners may transfer to a Money Market investment option even if a Contract Owner reaches the two transfer per month limit if 100% of the Contract Value in all Variable Investment Options is transferred to that Money Market Investment Option. If such a transfer to a Money Market Investment Option is made, for a 30-calendar day period after such transfer, a Contract Owner may not make any subsequent transfers from that Money Market investment option to another Variable Investment Option. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.


We reserve the right to take other actions to restrict trading, including, but not limited to:

     -    restricting the number of transfers made during a defined period;

     -    restricting the dollar amount of transfers;

     - restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail); and

     -    restricting transfers into certain Sub-Account(s).


In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Funds (see "Withdrawals" in this section, below, for details on when suspensions of redemptions may be permissible). We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).


In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short term trading. Accordingly, a Fund may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

While we seek to identify and prevent disruptive frequent trading activity, it is not always possible to do so. Therefore, we cannot provide assurance that the restrictions we impose will be successful in restricting disruptive frequent trading activity and avoiding harm to long-term investors.

Maximum Number of Investment Options

We currently do not limit the number of Investment Options to which you may allocate Purchase Payments.

Telephone and Electronic Transactions

We permit you to make certain types of transactions by telephone or electronically through the internet.

When you purchase a Contract, we will automatically permit you to request transfers and withdrawals by telephone. We will also permit you to access information about your Contract, request transfers and perform some transactions (other than withdrawals) electronically through the internet. You can contact us at the applicable telephone number or internet address shown on the first page of this Prospectus.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the internet by sending us instructions in a form acceptable to us.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

     -    Any loss or theft of your password; or

     -    Any unauthorized use of your password.

We may only be liable for any losses due to unauthorized or fraudulent instructions where we fail to employ our procedures properly.

All transaction instructions we receive by telephone or electronically will be followed by a confirmation statement of the transaction. Transaction instructions we receive by telephone or electronically before the close of any Business Day, will usually be effective at the end of that day. Circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy, may limit your ability to access or transact business electronically. We may, for example, experience unusual volume during periods of substantial market change.

We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum Withdrawal Amount available to you through a telephone transaction. Also, as stated earlier in this Prospectus, we have imposed restrictions on transfers and reserve the right to take other actions to restrict trading, including the right to restrict the method used to submit transfers (e.g., by requiring transfer requests to be submitted in writing via U.S. mail). We also reserve the right to suspend or terminate the transfer privilege altogether with respect to anyone who we feel is abusing the privilege to the detriment of others.

Special Transfer Services-Dollar Cost Averaging

We make available Dollar Cost Averaging and Asset Rebalancing programs.

We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may instruct us to transfer monthly a predetermined dollar amount from any Variable Investment Option, or from a DCA Fixed Investment Option we permit for this purpose to other Variable Investment Options until the amount in the Investment Option from which the transfer is made is exhausted. You may allocate only Purchase Payments (and not existing Contract Values) to the DCA Fixed Investment Option. If you elect the DCA Fixed Investment Option, we will credit the amounts allocated to this option with interest at the guaranteed interest rate in effect on the date of such allocation.

From time to time, we may offer special DCA programs where the rate of interest credited to a DCA Fixed Investment Option exceeds our actual earnings on the supporting assets, less appropriate risk and expense adjustments. In such case, we will recover any amounts we credit to your account in excess of amounts earned by us on the assets in the General Account from existing charges described in your Contract. Your Contract charges will not increase as a result of electing to participate in any special DCA program.

The DCA program is generally suitable if you are making a substantial deposit and desire to control the risk of investing at the top of a market cycle. The DCA program allows investments to be made in equal installments over time in an effort to reduce that risk. Therefore, you may achieve a lower purchase price over the long-term by purchasing more accumulation units of a particular Sub-Account when the unit value is low; less when the unit value is high. However, the DCA program does not guarantee profits or prevent losses in a declining market and requires regular investment regardless of fluctuating price levels. Contract Owners interested in the DCA program should consider their financial ability to continue purchases through periods of low price levels. If you are interested in the DCA program, you may elect to participate in the program on the appropriate application or you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the DCA program.

Special Transfer Services-Asset Rebalancing Program

We administer an Asset Rebalancing program which enables you to specify the percentage levels you would like to maintain in particular Funds. We will automatically rebalance your Contract Value pursuant to the schedule described below to maintain the indicated percentages by transfers among the Funds. (DCA Fixed Investment Options are not eligible for participation in the Asset Rebalancing program.) You must include your entire value in the Variable Investment Options in the Asset Rebalancing program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing program is being used. If you are interested in the Asset Rebalancing program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the Asset Rebalancing program.

We will permit asset rebalancing only on the following time schedules:

     - quarterly on the 25th day of the last month of the calendar quarter (or the next Business Day if the 25th is not a Business Day);

     - semi-annually on June 25th and December 26th (or the next Business Day if these dates are not Business Days); or

     - annually on December 26th (or the next Business Day if December 26th is not a Business Day).

Withdrawals

You may withdraw all or a portion of your Contract Value, but may incur withdrawal charges or tax liability as a result.

During the Accumulation Period, you may withdraw all or a portion of your Contract Value upon written request (complete with all necessary information) to our Annuities Service Center. You may make withdrawals by telephone as described above under "Telephone and Electronic Transactions." For certain Qualified Contracts, exercise of the withdrawal right may require the consent of the Qualified Plan participant's spouse under the Code. In the case of a total withdrawal, we will pay the Contract Value as of the date of receipt of the request at our Annuities Service Center, minus any applicable withdrawal charge, Rider charge, administrative fee, or tax. We will then cancel the Contract. In the case of a partial withdrawal, we will pay the amount requested and cancel accumulation units credited to each Investment Account equal in value to the Withdrawal Amount from that Investment Account.

When making a partial withdrawal, you should specify the Investment Options from which the withdrawal is to be made. The Withdrawal Amount requested from an Investment Option may not exceed the value of that Investment Option. If you do not specify the Investment Options from which a partial withdrawal is to be taken, we will take the withdrawal from the Variable Investment Options until exhausted. We will then take from any DCA Fixed Investment Option, beginning with the shortest remaining guarantee period first and ending with the longest remaining guarantee period last. If the Withdrawal Amount is less than the total value in the Variable Investment Options, we will take the withdrawal proportionately from all of your Variable Investment Options.

There is no limit on the frequency of partial withdrawals; however, the Withdrawal Amount must be at least $300 or, if less, the entire balance in the Investment Option. If after the withdrawal the amount remaining in the Investment Option is less than $100, we will treat the partial withdrawal as a withdrawal of the entire amount held in the Investment Option. If the Withdrawal Amount would reduce the Contract Value to less than $300, we will treat the partial withdrawal as a total withdrawal of the Contract Value.

We will pay the amount of any withdrawal from the Variable Investment Options promptly, and in any event within seven days of receipt of the request, complete with all necessary information at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     -    trading on the New York Stock Exchange is restricted;

     - an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Accounts' net assets; or

     - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.


IMPACT OF DIVORCE. In the event that you and your spouse become divorced after you purchase a Contract, we will consider any request to reduce or divide benefits under a Contract as a request for a withdrawal of Contract Value. The transaction may be subject to any applicable tax or withdrawal charge. Also, for Contracts issued with an optional minimum guaranteed withdrawal benefit Rider, your guarantee may be Reset. If you determine to divide a Contract with an optional benefit Rider, we will permit you to continue the existing Rider under one, but not both, resulting Contracts. We will also permit the owner of the new Contract to purchase any optional benefit Rider then available.


TAX CONSIDERATIONS. Withdrawals from the Contract may be subject to income tax and a 10% IRS penalty tax (see "VIII. Federal Tax Matters").

Special Withdrawal Services - The Systematic Withdrawal Program

You may make systematic withdrawals.

We administer a Systematic Withdrawal Program ("SWP") which permits you to pre-authorize a periodic exercise of the contractual withdrawal rights described above. After entering into a SWP agreement, you may instruct us to withdraw a level dollar amount from specified Investment Options on a periodic basis. We limit the total of SWP withdrawals in a Contract Year to not more than 10% of the Purchase Payments made (to ensure that no withdrawal charge will ever apply to a SWP withdrawal). If additional withdrawals, outside the SWP, are taken from a Contract in the same Contract Year in which a SWP is in effect, SWP withdrawals after the free withdrawal amount has been exceeded are subject to a withdrawal charge. The SWP is not available to Contracts participating in the DCA program or for which Purchase Payments are being automatically deducted from a bank account on a periodic basis. SWP withdrawals, like other withdrawals, may be subject to income tax and a 10% IRS penalty tax. If you are interested in a SWP, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the SWP.

Death Benefit During Accumulation Period

If you die during the Accumulation Period, your Beneficiary will receive a death benefit that might exceed your Contract Value.

The Contracts described in this Prospectus provide for the distribution of a death benefit before the earlier of a Contract's Maturity Date or Annuity Commencement Date.

AMOUNT OF DEATH BENEFIT. The death benefit payable under the Contract will be the greater of:

     -    the Contract Value; or

     - the sum of all Purchase Payments made, less any amounts deducted in connection with partial withdrawals.

The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (i) times (ii) where:

     i)   is equal to the death benefit prior to the withdrawal; and

     ii) is equal to the partial withdrawal amount divided by the Contract Value prior to the partial withdrawal.

PAYMENT OF DEATH BENEFIT. The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms from all Beneficiaries at our Annuities Service Center. No one is entitled to the death benefit until this time. Proof of death occurs when we receive one of the following at our Annuities Service Center:

     -    a certified copy of a death certificate; or

     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; and all required claim forms; or

     -    any other proof satisfactory to us.

DISTRIBUTION OF DEATH BENEFITS. The following discussion applies principally to distribution of death benefits upon the death of an Owner under Contracts that are not issued in connection with Qualified Plans, i.e., "Non-Qualified Contracts." Tax law requirements applicable to Qualified Plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, if your Contract is used in connection with a Qualified Plan, you should seek competent legal and tax advice regarding requirements governing the distribution of benefits, including death benefits, under the plan. In particular, if you intend to use the Contract in connection with a Qualified Plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on Qualified Plans, including IRAs (see "VIII. Federal Tax Matters" and Appendix
C: "Qualified Plan Types").




In designating Beneficiaries you may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this Prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the Contract Owner chooses not to restrict death benefits under the Contract. If the Contract Owner imposes restrictions, those restrictions will govern payment of the death benefit.

We will pay the death benefit to the Beneficiary if any Contract Owner dies before the earlier of the Maturity Date or the Annuity Commencement Date. If there is a surviving Owner, that Contract Owner will be deemed to be the Beneficiary. No death benefit is payable on the death of any Annuitant, except that if any Owner is not a natural person, the death of any Annuitant will be treated as the death of an Owner. On the death of the last surviving Annuitant, the Owner, if a natural person, will become the Annuitant unless the Owner designates another person as the Annuitant.


Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances that payment of withdrawals may be postponed (see "Withdrawals" above). Beneficiaries who opt for a lump sum payout of their portion of the death benefit will receive the funds in a John Hancock Safe Access Account (JHSAA). Similar to a checking account, the JHSAA provides the beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. The Beneficiary can obtain the remaining death benefit proceeds in a single sum by cashing one check for the entire amount. Note, however, that a JHSAA is not a true checking account as the beneficiary cannot make deposits. It is solely a means of distributing the death benefit, so the beneficiary can only make withdrawals. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.


If the Beneficiary does not choose a form of payment, or the death benefit payable upon the death of an Owner is not taken, the Contract will continue, subject to the following:

     -    The Beneficiary will become the Owner.

     - We will allocate any excess of the death benefit over the Contract Value to the Owner's Investment Accounts in proportion to their relative values on the date of receipt by us of due proof of the Owner's death.

     -    No additional Purchase Payments may be made.

     -    We will waive withdrawal charges for all future distributions.

     - If the deceased Owner's spouse is the Beneficiary, the surviving spouse continues the Contract as the new Owner. In such a case, the distribution rules applicable when a Contract Owner dies will apply when the spouse, as the Owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse (excluding any optional benefits), we will treat the death benefit paid upon the first Owner's death as a Purchase Payment to the Contract. In addition, all payments made and amounts deducted in connection with partial withdrawals prior to the date of the first Owner's death will not be considered in the determination of the spouse's death benefit.


     - If the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract must be made within five years of the Owner's death, or alternatively, distribution may be made as an annuity, under one of the Annuity Options described below, which begins within one year of the Owner's death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options" below). If distribution is not made within five years and the Beneficiary has not specified one of the above forms of payment, we will distribute a lump sum cash payment of the Beneficiary's portion of the death benefit. Also, if distribution is not made as an annuity, upon the death of the Beneficiary, any remaining death benefit proceeds will be distributed immediately in a single sum cash payment.


     - Alternatively, if the Contract is not a Qualified Contract and if the Beneficiary is not the deceased Owner's spouse, distribution of the Owner's entire interest in the Contract may be made as a series of withdrawals over the Beneficiary's life expectancy. If this form of distribution is selected, the Beneficiary may not reduce or stop the withdrawals, but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial Beneficiary dies while value remains in the Contract, a successor Beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial Beneficiary's life expectancy.

A substitution or addition of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change. For purposes of subsequent calculations of the death benefit prior to the Maturity Date, the Contract Value on the date of the change will be treated as a Purchase Payment made on that date. In addition, all payments made and amounts deducted in connection with partial withdrawals prior to the date of the change will not be considered in the determination of the death benefit. No such change in death benefit will be made if the person whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the Owner's spouse.

Please see "VI. Optional Benefits" for a discussion of benefits available to Beneficiaries under the optional Annual Step Death Benefit.

PAY-OUT PERIOD PROVISIONS

General

You have a choice of several different ways of receiving annuity payments from us.


Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant on the Contract's Annuity Commencement Date (the first day of the Pay-out Period). The Annuity Commencement Date is the date specified on your Contract's specifications page, unless you change that date. For John Hancock USA Contracts, there is no limit on when the earliest Annuity Commencement Date may be set. For John Hancock New York Contracts, the earliest allowable Annuity Commencement Date is one year from the Contract Date. If no date is specified, the Annuity Commencement Date is the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. The Annuity Commencement Date may be changed at any time before annuity payments begin. The new Annuity Commencement Date may not be later than the specified Maturity Date unless we consent. Annuity Commencement and Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see "VIII. Federal Tax Matters"). Distributions may be required from Qualified Contracts before the Annuity Commencement Date.

You may select the frequency of annuity payments. However, if the Contract Value at the Maturity Date is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.

Annuity Options

Annuity payments are available under the Contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the Contract, and at any time during the Accumulation Period, you may select one or more of the Annuity Options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. If an Annuity Option is not selected, we will provide as a default an Annuity Option in the form of a variable life annuity with payments guaranteed for ten years, as described below. We will determine annuity payments based on the Investment Account Value of each Investment Option at the Annuity Commencement Date. Internal Revenue Service ("IRS") regulations may preclude the availability of certain Annuity Options in connection with certain Qualified Contracts. Once annuity payments commence:

     - you will no longer be permitted to make any withdrawals under the Contract;

     - you will no longer be permitted to make or receive any withdrawals under a guaranteed minimum withdrawal benefit Rider;

     -    we may not change the Annuity Option or the form of settlement; and

     -    your Guaranteed Minimum Death Benefit will terminate.

Please read the description of each Annuity Option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due. You may also elect annuities with payments guaranteed for a certain number of years but the amount of each payment will be lower than that available under the non-refund life Annuity Option.

ANNUITY OPTIONS OFFERED IN THE CONTRACT. The Contracts guarantee the availability of the following Annuity Options:

Option 1(a): Non-Refund Life Annuity - An annuity with payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. Because there is no guarantee that we will make any minimum number of payments, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due.

Option 1(b): Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if the Annuitant dies prior to the end of the tenth year.

Option 2(a): Joint & Survivor Non-Refund Life Annuity - An annuity with payments during the lifetimes of the Annuitant and a designated co-Annuitant. No payments are due after the death of the last survivor of the Annuitant and co-Annuitant. Because there is no guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

Option 2(b): Joint & Survivor Life Annuity with Payments Guaranteed for 10 Years
- An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the Annuitant and a designated co-Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if both the Annuitant and the co-Annuitant die prior to the end of the tenth year.

ADDITIONAL ANNUITY OPTIONS. We currently offer the following Annuity Options which are in addition to the ones we are contractually obligated to make available. We may cease offering any of the following Annuity Options at any time and may offer other Annuity Options in the future.

Option 3: Life Annuity with Payments Guaranteed for 5, 15 or 20 Years - An annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 5, 15 or 20 year period.

Option 4: Lifetime Annuity with Cash Refund - An annuity with payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option.

Option 5: Joint Life Annuity with Payments Guaranteed for 20 Years - An annuity with payments guaranteed for 20 years and continuing thereafter during the lifetime of the Annuitant and a designated co-Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 20 year period if both the Annuitant and the co-Annuitant die during the 20 year period.

Option 6: Joint & Two-Thirds Survivor Non-Refund Life Annuity - An annuity with full payments during the joint lifetime of the Annuitant and a designated co-Annuitant and two-thirds payments during the lifetime of the survivor. Because we do not guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.


Option 7: Period Certain Only Annuity for 10, 15 or 20 Years - An annuity with payments for a 10, 15 or 20 year period and no payments thereafter. You may surrender all or part of your Contract for its "Commuted Value" after the Pay-out Period has begun only if you select a variable pay-out under this Option. (See "Full Surrenders During the Pay-out Period" and "Partial Surrenders During the Pay-out Period" in this section, below.)


ADDITIONAL ANNUITY OPTIONS FOR CONTRACTS WITH A GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER. We make one or more additional Annuity Options available if you purchase a Contract with one of our guaranteed minimum withdrawal benefit Riders (i.e., Income Plus for Life or Income Plus for Life - Joint Life, as described in "VI. Optional Benefits"). If you purchase a Contract with a guaranteed minimum withdrawal benefit Rider, you may select the additional Annuity Options shown below. These additional Annuity Options are only available for Annuity Commencement Dates no earlier than the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary.


GMWB Alternate Annuity Option 1: Lifetime Income Amount with Cash Refund - This Annuity Option is available if you purchase a Contract with the Income Plus for Life or an Income Plus for Life - Joint Life Rider. For the Income Plus for Life
- Joint Life Rider, this Annuity Option is available only if one Covered Person (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions" on page 34), not two, remains on the Rider at the Annuity Commencement Date. Under this option, we will make annuity payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:


     - the Lifetime Income Amount on the Annuity Commencement Date, if any, as provided by the guaranteed minimum withdrawal benefit Rider that you purchased with your Contract; or

     - the annual amount that the death benefit proceeds of your Contract provides on a guaranteed basis under a life with cash refund annuity. (Unlike Option 1(b), however, we will not continue making payments for the remainder of the 10 year term upon the death of the Annuitant. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described above.)

GMWB Alternate Annuity Option 2: Joint & Survivor Lifetime Income Amount with Cash Refund - This Annuity Option is available if you purchase a Contract with the Income Plus for Life - Joint Life Rider and both Covered Persons remain on the Rider at the Annuity Commencement Date. Under this option, we will make annuity payments during the joint lifetime of the co-Annuitants. After the death of the last surviving Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:

     - the Lifetime Income Amount on the Annuity Commencement Date, if any, as provided by the guaranteed minimum withdrawal benefit Rider that you purchased with your Contract; or

     - the annual amount that the death benefit proceeds of your Contract provides on a guaranteed basis under a joint life with cash refund annuity. (Unlike Option 2(b), however, we will not continue making payments for the remainder of the 10 year term upon the death of the last surviving Annuitant. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described above.)

FULL SURRENDERS DURING THE PAY-OUT PERIOD. You may surrender your Contract, after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 7: Period Certain Only Annuity for 10, 15, or 20 years. Under this option, we will pay you the present value of any remaining guaranteed annuity payments ("Commuted Value") of your Contract. The Commuted Value is determined on the day we receive your written request for surrender. We determine the Commuted Value by:


     - multiplying the number of Annuity Units we currently use to determine each payment by the respective Annuity Unit value on the last payment date (see "Annuity Units and the Determination of Subsequent Variable Annuity Benefit Payments" below for a description of an "Annuity Unit");


     - assuming that the net investment factor for the remainder of the guarantee period will equal the assumed interest rate of 3%, resulting in level annuity payments; and

     - calculating the present value of these payments at the assumed interest rate of 3%.

If you elect to take the entire Commuted Value of the remaining annuity payments due in the Period Certain, no future annuity payments will be made.

PARTIAL SURRENDERS DURING THE PAY-OUT PERIOD. We permit partial surrenders after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 7: Period Certain Only Annuity for 10, 15, or 20 years. You may take partial surrenders of amounts equal to the Commuted Value of the payments that we would have made during the Period Certain. The Commuted Value is determined on the day we receive your written request for surrender in the manner described above.

If you elect to take only the Commuted Value of some of the remaining annuity payments due in the Period Certain, we will reduce the remaining annuity payments during the remaining Period Certain by reducing the number of Annuity Units used to determine payments (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" for how we determine the initial number of Annuity Units used to determine payments). Since there will be fewer Annuity Units, your remaining payments will be reduced. The new number of Annuity Units used to determine future payments after an amount is commuted will equal A x {1
- ((B / C) / D)}, where:



     A equals the number of Annuity Units used to determine future payments before the commutation;



     B equals the dollar amount requested to be paid out as part of the commutation;



     C equals the present value of all Annuity Units to be paid out if there were no commutation, where the interest rate used to present value the Annuity Units is the assumed interest rate of 3%; and



     D equals the Annuity Unit value on the day of the commutation is executed.



For example, assume that before you request a partial Commuted Value, you will receive 400 units a year for 10 years. You request $20,000 in Commuted Value. Since you are receiving those 400 units for 10 years, C equals the present value of 400 units for 10 years starting the end of this year at a rate of an assumed interest rate of 3%. This value is 3,412.08 units. Assuming the annuity unit value on the day the commutation is executed is $12.50, after the commutation you will receive 400 x (1-$20,000/3412.08/$12.50) = 212.43 units a year for 10 years.


You will not be able to make any additional withdrawals under a Contract with a guaranteed minimum withdrawal benefit Rider once annuity payments begin under an Annuity Option.

FIXED ANNUITY OPTIONS. Subject to the distribution of death benefits provisions (see "Death Benefit During Accumulation Period"), on death, withdrawal or the Maturity Date of the Contract, the death benefit proceeds may be applied to a Fixed Annuity Option.


We determine the amount of each Fixed Annuity payment by applying the portion of the death benefit proceeds (minus any applicable premium taxes) applied to purchase the Fixed Annuity to the appropriate table in the Contract. If the table we are then using is more favorable to you, we will substitute that table. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the Single Premium Immediate Annuity rate that we are currently offering. We guarantee the dollar amount of Fixed Annuity payments.


Determination of Amount of the First Variable Annuity Payment

We determine the first Variable Annuity payment by applying the portion of the death benefit proceeds (minus any applicable premium taxes) applied to purchase a Variable Annuity to the annuity tables contained in the Contract. We will determine the amount of the Contract Value as of the date not more than ten Business Days prior to the Annuity Commencement Date. We will reduce Contract Value used to determine annuity payments by any applicable sales charge and premium taxes.

The rates contained in the annuity tables vary with the Annuitant's sex and age and the Annuity Option selected. However, we may not use sex-distinct tables for Contracts issued in connection with certain employer-sponsored retirement plans. Under such tables, the longer the life expectancy of the Annuitant under any life Annuity Option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly Variable Annuity payment will be.

Annuity Units and the Determination of Subsequent Variable Annuity Payments

We will base Variable Annuity payments after the first one on the investment performance of the Sub-Accounts selected during the Pay-out Period. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each Sub-Account by the Annuity Unit value of that Sub-Account (as of the same date the Contract Value to effect the annuity was determined) to establish the number of Annuity Units which will thereafter be used to determine payments. This number of Annuity Units for each Sub-Account is then multiplied by the appropriate Annuity Unit value as of a uniformly applied date not more than ten Business Days before the annuity payment is due, and the resulting amounts for each Sub-Account are then totaled to arrive at the amount of the annuity payment to be made. The number of Annuity Units generally remains constant throughout the Pay-out Period (assuming no transfer is made). We will deduct a pro-rata portion of the administration fee from each annuity payment.


We charge the same Annual Separate Account Expenses during the annuitization period as we do during the Accumulation Period. We determine the "net investment factor" for an Annuity Unit in the same manner as we determine the net investment factor for an accumulation unit (see "Value of Accumulation Units" and "Net Investment Factor" on page 20). The value of an Annuity Unit for each Sub-Account for any Business Day is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for that Sub-Account for the valuation period for which the Annuity Unit value is being calculated and by a factor to neutralize the assumed interest rate.


Generally, if the net investment factor is greater than the assumed interest rate, the payment amount will increase. If the net investment factor is less than the assumed interest rate, the payment amount will decrease.

We build a 3% assumed interest rate into the annuity tables in the Contract used to determine the first Variable Annuity payment. The smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity payments will not decrease is 4.40%.


Transfers During Pay-out Period

Some transfers are permitted during the Pay-out Period, but subject to different limitations than during the Accumulation Period.

Once Variable Annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one Sub-Account to another. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply. We will make transfers after the Annuity Commencement Date by converting the number of Annuity Units being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the Annuity Units for the new Sub-Account selected. We reserve the right to limit, upon notice, the maximum number of transfers a Contract Owner may make per Contract Year to four. Once annuity payments have commenced, a Contract Owner may not make transfers from a Fixed Annuity Option to a Variable Annuity Option or from a Variable Annuity Option to a Fixed Annuity Option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of a Fund. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

Death Benefit During Pay-out Period

If an Annuity Option providing for payments for a guaranteed period has been selected, and the Annuitant dies during the Pay-out Period, we will make the remaining guaranteed payments to the Beneficiary. We will make any remaining payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.

OTHER CONTRACT PROVISIONS

Right to Review

You have a right to cancel your Contract.

You may cancel the Contract by returning it to our Annuities Service Center or to your registered representative at any time within 10 days after receiving it or such other period as required by law. Within 7 days of receiving a returned Contract, we will pay you the Contract Value computed at the end of the Business Day on which we receive your returned Contract.

No withdrawal charge is imposed upon return of a Contract within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Also, when required by state law or when the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10 day period, we will return all Purchase Payments if this is greater than the amount otherwise payable (as described in the preceding paragraph).

If you purchase your Contract in connection with a replacement of an existing contract, your Contract may provide for a longer time period to return it to us. For example, in New York, you may return the Contract at any time within 60 days after receiving it. Replacement of an existing annuity contract generally is defined as the purchase of a new contract in connection with (a) the lapse, partial or full surrender or change of, or borrowing from, an existing annuity or life insurance contract or (b) the assignment to a new issuer of an existing annuity contract. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing contract. Therefore, you should consult with your registered representative or attorney regarding whether the purchase of a new Contract is a replacement of an existing contract.

(Applicable to Residents of California Only) Residents in California age 60 and greater may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payments to the Money Market Investment Option during this period. We will, however, permit you to elect to allocate your Purchase Payments during this 30 day period to a DCA Fixed Investment Option (if available), or to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Purchase Payments were allocated to a DCA Fixed Investment Option, we will pay you the original amount of your Purchase Payments. If your Purchase Payments were allocated to the Money-Market Investment Option, we will pay you the greater of the original amount of your Purchase Payments or the Contract Value, computed at the end of the Business Day on which we receive your returned Contract. If your Purchase Payments were allocated to a Variable Investment Option (other than the Money Market Fund), we will pay you the Contract Value, computed at the end of the Business Day on which we receive your returned Contract.

Ownership

You own the Contract.

Prior to the Annuity Commencement Date, the Contract Owner is the person designated in the Contract specifications page or as subsequently named. On and after the Annuity Commencement Date, the Annuitant is the Contract Owner. If amounts become payable to any Beneficiary under the Contract, the Beneficiary is the Contract Owner.

In the case of Non-Qualified Contracts, you may change ownership of the Contract or you may collaterally assign the Contract at any time prior to the earlier of the Annuity Commencement Date or the Maturity Date, subject to the rights of any irrevocable Beneficiary. Changing the ownership of a Contract may be treated as a (potentially taxable) distribution from the Contract for Federal tax purposes. A collateral assignment is treated as a distribution from the Contract and will be tax reported as such. An addition or substitution of any Contract Owner may result in resetting the death benefit to an amount equal to the Contract Value as of the date of the change and treating that value as a Purchase Payment made on that date for purposes of computing the amount of the death benefit.

You must make any change of ownership or assignment in writing and we must receive such written change at the Annuities Service Center. We must approve any change. We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable Beneficiary.

In the case of Qualified Contracts, ownership of the Contract generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, you may not sell, assign, transfer, discount or pledge as collateral for a loan or as security for the performance of an obligation, or for any other purpose, a Qualified Contract to any person other than us.

Annuitant

The Annuitant is either you or someone you designate.

The Annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The Annuitant is entitled to receive all annuity payments under the Contract. If the Contract Owner names more than one person as an "Annuitant," the second person named shall be referred to as "co-Annuitant." The Annuitant is as designated on the Contract specifications page or in the application, unless changed. You must make any change of Annuitant in writing in a form acceptable to us. We must approve any change.

On the death of the Annuitant prior to the Annuity Commencement Date, the co-Annuitant, if living, becomes the Annuitant. If there is no living co-Annuitant, the Owner becomes the Annuitant. In the case of certain Qualified Contracts, there are limitations on the ability to designate and change the Annuitant and the co-Annuitant. The Annuitant becomes the Owner of the Contract at the Annuity Commencement Date.

If any Annuitant is changed and any Contract Owner is not a natural person, we must distribute the entire interest in the Contract to the Contract Owner within five years. We will reduce the amount distributed by any charges that would otherwise apply upon withdrawal.

Beneficiary

The Beneficiary is the person you designate to receive the death benefit if you die.


The Beneficiary is the person, persons or entity designated in the Contract specifications page (or as subsequently changed). However, if there is a surviving Contract Owner, we will treat that person as the Beneficiary. You may change the Beneficiary subject to the rights of any irrevocable Beneficiary. You must make any change in writing. We must approve any change. If approved, we will effect such change as of the date on which it was written. We assume no liability for any payments made or actions taken before the change is approved. If no Beneficiary is living, the Contingent Beneficiary will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Qualified Contracts, IRS regulations may limit designations of Beneficiaries.


Modification

We may not modify your Contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency.

Our Approval

We reserve the right to accept or reject any Contract application at our sole discretion.

Misstatement and Proof of Age, Sex or Survival

We may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the Annuitant has been misstated, the benefits will be those that would have been provided for the Annuitant's correct age and sex. If we have made incorrect annuity payments, we will pay the amount of any underpayment immediately and we will deduct the amount of any overpayment from future annuity payments.

Loans

Loans are not available under the Contract.

                              VI. Optional Benefits

You may elect to purchase optional benefits when you purchase a Contract. If available in your state, you may select one of the following "Income Plus for Life Series guaranteed minimum withdrawal benefit" Riders:

     -    Income Plus for Life; or

     -    Income Plus for Life - Joint Life.

You also may select an Annual Step Death Benefit Rider.

We describe each of these optional benefit Riders in the following sections.


OVERVIEW OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS



Each of our guaranteed minimum withdrawal benefit Riders available with the Contract provides a guaranteed minimum withdrawal benefit during the Accumulation Period. Each Rider guarantees that you will be able to make withdrawals in an amount, and over a period of time, specified in your Rider, regardless of your Contract's investment performance. In particular, these Riders will permit you to withdraw up to the guaranteed annual amount for as long as a Covered Person (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions" on page 34) lives, subject to the terms and conditions of the specific Rider you elect. We may determine the amount of the initial guarantee after we issue your Contract, depending on the age of the Covered Person when we issue the Contract and the type of guaranteed minimum withdrawal benefit you purchase. We may increase the guarantee:



     - by a "Credit" or "Target Amount" adjustment (see "Target Amount" on page 41 for Income Plus for Life and page 45 for Income Plus for Life
          - Joint Life) if you make no withdrawals during certain Contract Years, up to limits that vary by Rider;


     - as a result of a "Step-up" (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions") of the guarantee to reflect your then current Contract Value on certain Contract Anniversary dates; or

     -    if you make an additional Purchase Payment up to specified limits.


Although these Riders guarantee a minimum annual withdrawal amount, you may take withdrawals of any amount of Contract Value during your Contract's Accumulation Period. If you take withdrawals for more than the annual amount permitted under the terms of the Rider you select, however, we may Reset the guaranteed minimum amount.


Availability

You may only elect an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider at the time you purchase a Contract, and only provided:

     - the Rider is available for sale in the state where the Contract was sold;

     - you limit your investment of Purchase Payments and Contract Value to the Investment Options we make available with the Rider; and

     - you (and any other Covered Person) comply with the age restrictions we may impose for the Rider.

Please contact the John Hancock Annuities Service Center at 1-800-344-1029 (in
NY: 1-800-551-2078) for additional information. We offer these optional benefit Riders only where approved by local state insurance regulatory agencies.

We reserve the right to accept or refuse to issue any guaranteed minimum withdrawal benefit Rider at our sole discretion. Once you elect a guaranteed minimum withdrawal benefit Rider, its effective date usually will be the Contract Date (unless we permit otherwise) and it is irrevocable. We charge an additional fee for each Rider.

AGE RESTRICTIONS. You must not be age 81 or older to purchase an Income Plus for Life Rider. Both you and your spouse must not be age 81 or older (and must qualify as "Covered Persons") to purchase an Income Plus for Life - Joint Life Rider.

Purchase Payments


RESTRICTIONS ON CONTRACTS WITH GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS. If you purchase an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider, we restrict your ability to make additional Purchase Payments to the Contract. You must obtain our prior approval if the Contract Value immediately following an additional Purchase Payment would exceed $1 million. We do not permit additional Purchase Payments during a Rider's "Settlement Phase" (see "Settlement Phase" on page 41 for Income Plus for Life and page 46 for Income Plus for Life - Joint Life). Other limitations on additional Purchase Payments may vary by state.

Special Purchase Payment limits on "Non-Qualified" Contracts. If we issue your Contract not in connection with an IRA or other tax-qualified retirement plan, we also impose the following limit on your ability to make Purchase Payments:

     - on or after the first Contract Anniversary, without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000.

Special Purchase Payment limits on "Qualified" Contracts. If we issue your Contract in connection with a tax qualified retirement plan, including an IRA, we also impose additional limits on your ability to make Purchase Payments:

     - on and after the Age 65 Contract Anniversary (or after the first Contract Anniversary if we issue your Contract after you become Age
          65), without our prior approval, we will not accept an additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000;

     - for the year that you become age 70 1/2 and for any subsequent years, if we issue your Contract in connection with an IRA, we will only accept a Purchase Payment that qualifies as a "rollover contribution"; but

     - we will not accept any Purchase Payment after the oldest Owner becomes age 81.

You should consult with a qualified tax advisor prior to electing a guaranteed minimum withdrawal benefit Rider for further information on tax rules affecting Qualified Contracts, including IRAs.

General right of refusal. We reserve the right to refuse to accept additional Purchase Payments at any time after the first Contract Anniversary to the extent permitted in the state we issue your Contract. We do not reserve this right of refusal for additional Purchase Payments before the Age 65 Contract Anniversary that are permitted to Contracts issued in connection with tax qualified retirement plans, including IRAs.

IMPACT ON BENEFIT BASE AND LIFETIME INCOME AMOUNT. Prior to the Lifetime Income Date, we will increase the Benefit Base each time you make an additional Purchase Payment, subject to the maximum Benefit Base limit of $5 million.

On and after the Lifetime Income Date, we may increase the Benefit Base each time you make an additional Purchase Payment, subject to the maximum Benefit Base limit of $5 million. The new Benefit Base will be the Benefit Base immediately before the additional Purchase Payment, plus:

     - The excess, if any, of the additional Purchase Payment (subject to our Purchase Payment limits); over

     - Any Withdrawal Amount reduced by any Purchase Payment since the later of the Lifetime Income Date or the latest:

          -    date of a Purchase Payment that we applied to the Benefit Base,


          -    Reset date, or



          -    effective date of a Step-up.


Examples 1d and 2d in "Appendix B: Guaranteed Minimum Withdrawal Benefit Examples" illustrate how each of these transactions affect the Benefit Base and Lifetime Income Amount.

In addition, if a Purchase Payment increases the Benefit Base after the Lifetime Income Date, we will increase the Lifetime Income Amount to equal:

     - (for Income Plus for Life) 5% of the Benefit Base in effect immediately after the Purchase Payment; or

     - (for Income Plus for Life - Joint Life) 4.75% of the Benefit Base in effect immediately after the Purchase Payment.




Rider Fees


We charge an additional fee on each Contract Anniversary for an Income Plus for Life Series guaranteed minimum withdrawal benefit Rider, and reserve the right to increase the fee on the effective date of each Step-up in the benefits under that Rider. We withdraw the fee from each Investment Option in the same proportion that the value of Investment Accounts of each Investment Option bears to the Contract Value. We will deduct a pro rata share of the annual fee from the Contract Value:


     -    on the date we determine the death benefit;

     -    at the time an Annuity Option begins; or

     -    on the date an Excess Withdrawal reduces the Contract Value to zero.

We do not deduct additional rider fees during the "Settlement Phase" or after the Annuity Commencement Date once an Annuity Option begins.

FEE FOR INCOME PLUS FOR LIFE. The fee is equal to 0.60% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary (including any Step-up applied on that prior Anniversary) increased by any additional Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Income Plus for Life fee on the effective date of each Step-up. In such a situation, the Income Plus for Life fee will never exceed 1.20%.

FEE FOR INCOME PLUS FOR LIFE - JOINT LIFE. The fee is equal to 0.60% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary (including any Step-up applied on that prior Anniversary) increased by additional Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to increase the Income Plus for Life
- Joint Life fee on the effective date of each Step-up. In such a situation, the Income Plus for Life - Joint Life fee will never exceed 1.20%.


Comparison between Guaranteed Minimum Withdrawal Benefits and Annuity Payments


If you choose to take withdrawals under one of our guaranteed minimum withdrawal benefit Riders, it is not the same as receiving annuity payments upon annuitization (as described in "Pay-out Period Provisions" in "V. Description of the Contract").

When you take withdrawals:

     -    you will have the flexibility to start and stop withdrawals;

     - you will have the flexibility to choose an amount of your withdrawal that is less than or equal to your Lifetime Income Amount (without reducing your future available Lifetime Income Amount);

     - you will have the ability to surrender your Contract for the cash surrender value (Contract Value minus any applicable charges and premium taxes), if any; and


     - you may receive less favorable tax treatment of your withdrawals than annuity payments would provide. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders; and



     -    you reduce the Contract Value available for annuitization.


When you annuitize:

     - you will receive annuity payments that will be fixed in amount (or in the number of units paid if you choose Variable Annuity payments);

     - your annuity payments will not vary in timing once they commence (for as long as we are due to pay them to you);

     -    you will no longer have access to the Contract Value; and

     - your Annuity Payments may receive more favorable tax treatment than guaranteed minimum withdrawal benefits. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders.

In addition to the traditional Annuity Options we provide under the Contract, we provide additional Annuity Options for Contracts issued with a guaranteed minimum withdrawal benefit Rider. These additional Annuity Options are only available for Annuity Commencement Dates no earlier than the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. These additional Annuity Options are designed so that you will receive annuity payments that are no less than the Lifetime Income Amount at the time of annuitization, but you could receive larger payments, depending on the your investment experience prior to annuitization. The Annuity Options available to you are described in detail in "Pay-out Period Provisions" in "V. Description of the Contract."

INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDER DEFINITIONS

We use the following definitions to describe how our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders work:

AGE 65 CONTRACT ANNIVERSARY means the Contract Anniversary on, or next following, the date the older Owner attains age 65.

AGE 95 CONTRACT ANNIVERSARY means the Contract Anniversary on, or next following, the date:

     -    the Covered Person attains age 95 under Income Plus for Life; or

     -    the older Owner attains age 95 under Income Plus for Life - Joint
          Life.

BENEFIT BASE means:

     -    a value we use to determine the Lifetime Income Amount.

     - The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base.


We may reduce the Benefit Base to reflect withdrawals and Resets, and we may increase the Benefit Base to reflect Step-ups, Credits, a Target Amount" adjustment (see "Target Amount" on page 41 for Income Plus for Life and page 45 for Income Plus for Life - Joint Life) and additional Purchase Payments as provided in the Rider. The maximum Benefit Base is $5 million.


Any reduction or increase in the Benefit Base will result in a corresponding reduction or increase in the Lifetime Income Amount.

COVERED PERSON means (for Income Plus for Life):

     - The person whose life we use to determine the duration of the Lifetime Income Amount payments;

     - The oldest Owner at issue of the Rider or the oldest Annuitant in the case of a non-natural Owner.

COVERED PERSON means (for Income Plus for Life - Joint Life):

     - One of the two persons whose lives we use to determine the duration of the Lifetime Income Amount payments.

     - We determine the Covered Persons at the time you elect the Rider. A spouse must qualify as a "spouse" under federal law.

(For Income Plus for Life - Joint Life Non-Qualified Contracts):

     - both the spouses must be named as co-Owners of the Contract (or co-Annuitants if the Owner is a non-natural person); or

     - if only one spouse is named as an Owner of the Contract (or Annuitant if the Owner is a non-natural person), the other spouse must be designated as the Beneficiary of the Contract.


A Covered Person will no longer qualify as such (i.e., that Covered Person will be removed from the Rider) if that person is no longer designated as an Owner, co-Owner, Annuitant, co-Annuitant or Beneficiary as required above. In the event that you and your spouse become divorced after you purchase the Rider, you may not add a new spouse as a Covered Person. If you remove your spouse as an Owner, Beneficiary or Annuitant, that person will no longer be a Covered Person under the Rider. (See page 23 for additional information on the impact of divorce.)



CREDIT OR LIFETIME INCOME CREDIT means an increase in the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the Step-up Date or the Age 95 Contract Anniversary. Credits are called "Bonuses" in the Contract.


Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:


     - 7% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise



     - 7% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.


We will not apply any Lifetime Income Credit, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

CREDIT PERIOD OR LIFETIME INCOME CREDIT PERIOD means:

     -    Initially, the first 10 Contract Years;

     - Each time a Step-up occurs, the Credit Period extends to the lesser of: (a) 10 years from a Step-up Date; or (b) the Age 95 Contract Anniversary.

EXCESS WITHDRAWAL means:

     - (for Income Plus for Life) Any withdrawal you take before the Lifetime Income Date that, when combined with all other Withdrawal Amounts previously taken during the Contract Year of the withdrawal, exceeds 5.0% of the Benefit Base at the prior Contract Anniversary, increased for any subsequent Purchase Payments;

     - (for Income Plus for Life - Joint Life) Any withdrawal you take before the Lifetime Income Date that, when combined with all other Withdrawal Amounts previously taken during the Contract Year of the withdrawal, exceeds 4.75% of the Benefit Base at the prior Contract Anniversary, increased for any subsequent Purchase Payments; and

     - (for Income Plus for Life and Income Plus for Life - Joint Life) Any withdrawal you take on and after the Lifetime Income Date that, when combined with all other Withdrawal Amounts previously taken during the Contract Year of the withdrawal, exceeds the Lifetime Income Amount at the time of withdrawal.

LIFETIME INCOME AMOUNT means the amount we guarantee to be available each Contract Year for withdrawal during the Accumulation Period after the date you purchased the Rider (or the Lifetime Income Date, if later), as long as:

     - (for Income Plus for Life) the Covered Person remains alive as an Owner or Annuitant of the Contract, subject to the terms and conditions of the Rider.

     - (for Income Plus for Life - Joint Life) at least one Covered Person remains alive and qualified as a Covered Person, subject to the terms and conditions of the Rider.

We may reduce the Lifetime Income Amount to reflect withdrawals and Resets, and we may increase the Lifetime Income Amount to reflect Step-ups, Credits, a Target Amount adjustment and additional Purchase Payments as provided in the Rider.


Any reduction or increase in the Benefit Base will result in a corresponding reduction or increase in the Lifetime Income Amount.

LIFETIME INCOME DATE means the date on which we determine the Lifetime Income Amount. This will be the date you purchase the Rider if:

     - (for Income Plus for Life) you are age 59 1/2 or older at the time; otherwise, the Lifetime Income Date is the Contract Anniversary on, or immediately following, the date you attain age 59 1/2.

     - (for Income Plus for Life - Joint Life) both you and your spouse are age 59 1/2 or older at the time; otherwise, the Contract Anniversary on, or immediately following, the date the younger spouse would attain age 59 1/2. (The Lifetime Income Date does not change if the younger spouse does not survive to this date and the older spouse is still a Covered Person under the Rider.)

RESET means a reduction of the Benefit Base if you take Excess Withdrawals.

STEP-UP means an increase in the Benefit Base and Lifetime Income Amount on certain Contract Anniversary dates when your Contract Value exceeds the previous Benefit Base.

STEP-UP DATE means the date on which we determine whether a Step-up could occur.

INVESTMENT OPTIONS UNDER INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS

If you elect to purchase any of our Guaranteed Minimum Withdrawal Benefit Riders, you may invest your Contract Value only in the Investment Options we make available with that Rider.

If you purchase one of our Income Plus for Life Series guaranteed minimum withdrawal benefit Riders, you must invest 100% of your Contract Value at all times in one or more of the investment options we make available for these Riders. Under our current rules, you must invest either:


     (a) among the currently available individual Investment Options (see "Available Individual Investment Options" immediately below); or


     (b) in a manner consistent with any one of the currently available Model Allocations (see "Available Model Allocations" below).


You may transfer between (a) and (b), or vice versa, on any date subject to our restrictions on frequent trading, provided you transfer 100% of your Contract Value. You may take withdrawals only in accordance with our default procedures; you may not specify the Investment Option from which you wish to make a withdrawal (see "Accumulation Period Provisions - Withdrawals" on page 23). We will allocate additional Purchase Payments in accordance with your instructions, subject to the restrictions described herein. All Investment Options may not be available through all distribution partners.


YOU SHOULD CONSULT WITH YOUR FINANCIAL PROFESSIONAL TO ASSIST YOU IN DETERMINING WHICH AVAILABLE INDIVIDUAL INVESTMENT OPTION OR MODEL ALLOCATION IS BEST SUITED FOR YOUR FINANCIAL NEEDS AND RISK TOLERANCE.

Available Individual Investment Options

If you purchase a Contract with any of our currently offered guaranteed minimum withdrawal benefit Riders, we restrict the individual Investment Options to which you may allocate your Contract Value. These Investment Options invest in the following Funds:

     -    American Asset Allocation Trust

     -    Franklin Templeton Founding Allocation Trust

     -    Lifestyle Growth Trust

     -    Lifestyle Balanced Trust

     -    Lifestyle Moderate Trust

     -    Lifestyle Conservative Trust

     -    American Fundamental Holdings Trust

     -    Money Market Trust

     -    Core Allocation Plus Trust

You may allocate your Contract Value to any combination of these Investment Options and you may also use our DCA program from the Money Market or any available DCA Fixed Investment Option in connection with your selected Investment Options.

WE RESERVE THE RIGHT TO RESTRICT INVESTMENT OPTIONS IN YOUR VARIABLE INVESTMENT ACCOUNT AT ANY TIME. If we restrict an Investment Option, we will not allow transfers into the restricted Investment Option and you may not allocate Net Purchase Payments to the restricted Investment Option after the date of the restriction. Any amounts you allocated to an Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option.



FOR MORE INFORMATION REGARDING THESE FUNDS, INCLUDING INFORMATION RELATING TO THEIR INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN SUCH FUNDS, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE PROSPECTUS FOR THE APPLICABLE FUNDS. YOU CAN OBTAIN A COPY OF THE FUNDS' PROSPECTUSES BY CONTACTING THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN A CORRESPONDING VARIABLE INVESTMENT OPTION.


Available Model Allocations


You may allocate your entire Contract Value to any one of the Model Allocations in the table shown below. You may also use our DCA program from any available DCA Fixed Investment Option in connection with your selected Model Allocation. If you select a Model Allocation, you authorize us to rebalance your entire Contract Value allocated to your selected Model Allocation on a quarterly basis to the fixed percentages shown in the table for each Investment Option in that Model Allocation. In addition, you may not transfer monies between Investment Options other than to transfer 100% of your Contract Value to another Model Allocation if available or 100% to any one, or any combination of, the available individual Investment Options.



None of the Model Allocations is a fund-of-funds. We do not actively manage any Model Allocation. Once you invest in a Model Allocation, we will not change the allocation percentages (except to rebalance) or component Funds based on changes in investment strategy, market conditions or expectations of future performance. Because a Model Allocation does not change, you should periodically consult with your financial advisor to ensure that your selected Model Allocation continues to be appropriate for your needs and circumstances.



WE RESERVE THE RIGHT TO RESTRICT THE AVAILABILITY OF MODEL ALLOCATIONS AT ANY TIME. If we restrict a Model Allocation and your Contract Value is allocated to that Model Allocation on the last day it was available, you may continue to allocate your Contract Value to that Model Allocation as long as you continue to allocate your entire Contract Value (other than amounts in a Fixed Account under our DCA Program), including future Purchase Payments, to that Model Allocation. We will continue to rebalance your Contract Value to that Model Allocation on a quarterly basis. You will no longer be able to use that Model Allocation, however, if you transfer your Contract Value to any of the available individual Investment Options, to any other Model Allocation, or to any Variable Investment Option other than as permitted in that Model Allocation.

The currently available Model Allocations are:


     MODEL ALLOCATION       MODEL ALLOCATION
           NAME                PERCENTAGE                    FUND NAME
     ----------------       ----------------   ------------------------------------
Balanced: Growth & Income           5%         American Global Small Capitalization
                                    5%         American Growth
                                    5%         Global
                                    5%         Mid Cap Value
                                   15%         Mutual Shares
                                   15%         American Blue Chip Income & Growth
                                   10%         American Growth-Income
                                   25%         American Bond
                                   15%         Investment Quality Bond

Balanced Toward Growth              5%         American Global Small Capitalization
                                   10%         American Growth
                                   10%         Global
                                    5%         Mid Cap Value
                                   20%         Mutual Shares
                                   15%         American Blue Chip Income & Growth
                                   10%         American Growth-Income
                                   15%         American Bond
                                   10%         Investment Quality Bond

Growth Focus                        5%         American Global Small Capitalization
                                    5%         Mid Cap Stock
                                   15%         American Growth
                                   10%         Global
                                    5%         Mid Cap Value
                                   20%         Mutual Shares
                                   15%         American Blue Chip Income & Growth
                                   15%         American Growth-Income
                                   10%         American Bond



A MODEL ALLOCATION MAY EXPERIENCE VOLATILITY IN ITS INVESTMENT PERFORMANCE OR LOSE MONEY, DEPENDING ON THE PERFORMANCE OF THE COMPONENT FUNDS REFERENCED ABOVE. YOUR INVESTMENT IN THE FUNDS WILL FLUCTUATE AND WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL INVESTMENT. FOR MORE INFORMATION REGARDING EACH FUND THAT WE PERMIT YOU TO INVEST IN THROUGH A MODEL ALLOCATION, INCLUDING INFORMATION RELATING TO THAT FUND'S INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN THAT FUND, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE FUNDS" AS WELL AS THE FUND'S PROSPECTUS. YOU CAN OBTAIN A PROSPECTUS CONTAINING MORE COMPLETE INFORMATION ON EACH OF THE FUNDS, BY CONTACTING THE RESPECTIVE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE FUNDS' PROSPECTUSES CAREFULLY BEFORE INVESTING IN THE CORRESPONDING INVESTMENT OPTION.





FEATURES OF INCOME PLUS FOR LIFE SERIES GUARANTEED MINIMUM WITHDRAWAL BENEFIT RIDERS

Income Plus for Life


OVERVIEW. The Income Plus for Life Rider provides a guaranteed minimum withdrawal benefit, called the "Lifetime Income Amount" during the Accumulation Period. We calculate the Lifetime Income Amount on the Lifetime Income Date. If the Covered Person is age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 5% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 5% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as the Covered Person is alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. We may reduce the Lifetime Income Amount if you take withdrawals in excess of the Lifetime Income Amount. If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Credits" and a "Target Amount" adjustment (see "Target Amount" on page 41). We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.

IMPACT OF WITHDRAWALS. Each time you take a withdrawal before the Lifetime Income Date, we reduce the Benefit Base by the Withdrawal Amount. If, however, a withdrawal is an Excess Withdrawal, we will Reset the Benefit Base to equal the lesser of:

     -    the Contract Value immediately after the withdrawal; or

     -    the Benefit Base minus the Withdrawal Amount.

IF YOU TAKE AN EXCESS WITHDRAWAL BEFORE THE LIFETIME INCOME DATE, IT COULD LOWER YOUR FUTURE LIFETIME INCOME AMOUNT. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) AND THEN YOU TAKE AN EXCESS WITHDRAWAL, IT COULD SIGNIFICANTLY REDUCE YOUR FUTURE LIFETIME INCOME AMOUNT.


If you take withdrawals prior to the Lifetime Income Date we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount on the Lifetime Income Date. You could eventually lose any benefit based on the Lifetime Income Amount if you take withdrawals in excess of 5% of the Benefit Base. If Contract Value declines to zero during a Contract Year in which you have an Excess Withdrawal you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider. (See "Settlement Phase" in this section, below.)


After the Lifetime Income Date, you may withdraw the guaranteed Lifetime Income Amount each Contract Year without affecting the Benefit Base. If your total Withdrawal Amounts during a Contract Year exceed the Lifetime Income Amount, however, we will Reset the Benefit Base and the Lifetime Income Amount.

Each time you take a withdrawal after the Lifetime Income Date, we first determine if the Withdrawal Amount is an Excess Withdrawal. If so, we will Reset the Benefit Base to equal the lesser of:

     - the Benefit Base before the withdrawal minus the entire amount of the Excess Withdrawal; or

     -    the Contract Value immediately after the Excess Withdrawal.

After we Reset the Benefit Base, we will Reset the Lifetime Income Amount to equal 5% of the new Benefit Base. We also will Reset the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year. IF YOU TAKE AN EXCESS WITHDRAWAL, IT COULD LOWER YOUR LIFETIME INCOME AMOUNT. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) AND THEN YOU TAKE AN EXCESS WITHDRAWAL, IT COULD SIGNIFICANTLY REDUCE YOUR LIFETIME INCOME AMOUNT.


In certain circumstances, we will not Reset the Benefit Base and/or the Lifetime Income Amount, even where a Withdrawal Amount would exceed the Lifetime Income Amount for a Contract Year. These circumstances involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distribution Program" in this section, below).


We do not reduce your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total Withdrawal Amounts during a Contract Year are less than or equal to the Lifetime Income Amount. Any applicable withdrawal charges cannot cause a withdrawal to exceed the Lifetime Income Amount.


The Income Plus for Life Rider enters a "Settlement Phase" in any Contract Year that your Contract Value declines to zero if your Benefit Base is greater than zero at that time and you have taken no Excess Withdrawals during that Contract Year. (see "Settlement Phase" in this section, below). In the event of an Excess Withdrawal, you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider if Contract Value declines to zero during the Contract Year of the Excess Withdrawal. (See "Settlement Phase," in this section, below) The Income Plus for Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are all equal to zero.


We may Reset the Benefit Base and Lifetime Income Amount values if you take Excess Withdrawals. Excess Withdrawals may reduce or eliminate future Lifetime Income Amount values.

We reduce your Contract Value each time you take a withdrawal.

EFFECT OF WITHDRAWALS ON GUARANTEED MINIMUM DEATH BENEFIT AMOUNT. If you purchase Income Plus for Life, we will adjust the way we calculate the death benefit payable under your Contract upon the death of the Owner (or deemed Owner if the Owner is not a natural person) during the Accumulation Period. We reduce that death benefit each time you take a withdrawal. We will reduce the death benefit on a dollar for dollar basis if:


     - you limit your Withdrawal Amounts during a Contract Year to the Lifetime Income Amount; or

     - if you purchased the Income Plus for Life Rider before the Covered Person attained age 59 1/2, you limit your Withdrawal Amounts each Contract Year before the Lifetime Income Date to 5% of the Benefit Base, and to the Lifetime Income Amount for each Contract Year after that.

If you take an Excess Withdrawal, we will deduct the entire Withdrawal Amount on a pro rata basis from the Guaranteed Minimum Death Benefit under the Contract. To do this, we reduce the Guaranteed Minimum Death Benefit by an amount equal to:

     - the Guaranteed Minimum Death Benefit before the withdrawal, multiplied by an amount equal to:

          -    the Withdrawal Amount; divided by

          -    the Contract Value before the withdrawal.

We also will reduce the Guaranteed Minimum Death Benefit in the same manner for any subsequent Excess Withdrawals that you take during that Contract Year.

INCREASES IN THE BENEFIT BASE. We will increase the Benefit Base:

     - by any applicable Credit if you take no withdrawals during certain Contract Years;

     -    by any applicable "Step-up" to reflect certain increases in Contract
          Value;

     - to an established "Target Amount" if you take no withdrawals until the later of: (a) the Contract Anniversary on or next following the date the Covered Person attains age 69; and (b) the Contract Anniversary at the end of 10 Contract Years; and


     - to reflect certain additional Purchase Payments (see "Purchase Payments" on page 32).


Credits, when applied, will increase the Benefit Base and the Lifetime Income Amount.

LIFETIME INCOME CREDITS. We will increase the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:


     - 7% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise



     - 7% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.


We will not apply any Lifetime Income Credit; however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

Step-ups will increase the Benefit Base and the Lifetime Income Amount.


STEP-UPS. If the Contract Value on any Step-up Date is greater than the Benefit Base on that date, we will automatically increase ("Step-up") the Benefit Base to equal the Contract Value (subject to the maximum Benefit Base limit of $5 million). We will also increase the Lifetime Income Amount (after the Lifetime Income Date) and the Rider Fee (see "Rider Fees" on page 33). The new Lifetime Income Amount will equal 5% of the new Benefit Base value after the Step-up, and the new Rider Fee will be based on the new Benefit Base. We also reserve the right to increase the rate of the Income Plus for Life fee up to a maximum rate of 1.20%. If we decide to increase the rate at the effective date of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up (see "Fee for Income Plus for Life" on page 33). If you decline the Step-up, the fee rate will not be increased.


Step-ups may occur only while the Income Plus for Life Rider is in effect. We schedule Step-up Dates starting with the first Contract Anniversary and on each Contract Anniversary after that, up to and including the Age 95 Contract Anniversary.

Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

If you decline an automatic Step-up, you will have the option to elect to Step-up the Benefit Base (as well as Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Benefit Base, we will thereafter resume automatic Step-ups.

TARGET AMOUNT. If you take no withdrawals under your Contract from the effective date of the Income Plus for Life Rider until the applicable "Target Date," we will calculate a "Target Amount" and increase the Benefit Base on the Target Date to equal the greater of:



     - the current Benefit Base, as increased by any Lifetime Income Credit or Step-up for the Contract Year ending on the Target Date; or



     -    the Target Amount.



The "Target Date" is the later of:



     - the 10th Contract Anniversary after the effective date of the Income Plus for Life Rider; or


     - the Contract Anniversary on or next following the date the Covered Person attains age 69.


The "Target Amount" is 200% of all Purchase Payments made in the first Contract Year plus 100% of all subsequent Purchase Payments you make prior to the Target Date (subject to our Purchase Payment limits). In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.



The Target Amount adjustment can provide higher lifetime income than you would otherwise receive under this Rider, as long as you wait until the Target Date to take your first withdrawal. If you plan to purchase this Rider and take a withdrawal prior to the Target Date, then the Target Amount adjustment will not be of value to you. In that case, you should only purchase based on the value of the other features provided under this Rider.


LIFE EXPECTANCY DISTRIBUTION PROGRAM. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse). For purposes of Income Plus for Life, withdrawals under our Life Expectancy Distribution program are distributions within a calendar year that are intended to be paid to you:

     - pursuant to Code Section 72(q)(2)(D) or Section 72(t)(2)(A)(iv) upon the request of the Owner (we sometimes refer to these as "Pre-59 1/2 Distributions"); or

     - pursuant to Code Section 72(s)(2) upon the request of the Beneficiary (we sometimes refer to these as "Non-Qualified Death Benefit Stretch Distributions"); or

     - as required or contemplated by Code Section 401(a)(9), Section 408(b)(3), or Section 408A, as the case may be (we sometimes refer to these as "Qualified Death Benefit Stretch Distributions" or "Required Minimum Distributions").

Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.

We base our "life expectancy" calculations on our understanding and interpretation of the requirements under tax law applicable to Pre-59 1/2 Distributions, Required Minimum Distributions, Non-Qualified Death Benefit Stretch Distributions and Qualified Death Benefit Stretch Distributions. You should discuss these matters with your tax advisor prior to electing Income Plus for Life.


Each withdrawal under our Life Expectancy Distribution program will reduce your Contract Value. In addition, if you purchased the Rider before the Covered Person attains age 59 1/2, and you take the withdrawal before the Lifetime Income Date, we will reduce your Benefit Base by the Withdrawal Amount. We will not, however, Reset your Benefit Base or Lifetime Income Amount if a withdrawal under our Life Expectancy Distribution program (based on our current understanding and interpretation of the tax law) causes total Withdrawal Amounts during a Contract Year to exceed the Lifetime Income Amount and all withdrawals during that year were under our Life Expectancy Distribution program.


We will not make any further withdrawals under our Life Expectancy Distribution program if both the Contract Value and the Benefit Base are depleted to zero. We will make distributions as part of the Contract's "Settlement Phase," however, if the Lifetime Income Amount is greater than zero and the Covered Person is living at that time. We designed our Life Expectancy Distribution Program to provide minimum lifetime distributions as described or as required under certain sections of the Code. Withdrawals under our automatic Life Expectancy Distribution program will not be treated as Excess Withdrawals and will not Reset the Benefit Base or Lifetime Income Amount.


SETTLEMENT PHASE. The Settlement Phase is when we will automatically begin making payments to you, should your Contract Value reduce to zero, subject to the conditions described herein. We automatically make settlement payments during Income Plus for Life's "Settlement Phase." The Settlement Phase begins if the Contract Value reduces to zero at any time during a Contract Year, there were no Excess Withdrawals during that Contract Year and the Benefit Base is still greater than zero at the time. In the event of an Excess Withdrawal, the Income Plus for Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal.

During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments, make any Step-ups or deduct any charge for the Income Plus for Life benefit during the Settlement Phase. You cannot annuitize once the Settlement Phase begins.

At the beginning of the Settlement Phase, we will automatically begin paying an annual settlement amount to you. The settlement payment amount varies:

     - If the Lifetime Income Amount is greater than zero at the start of the Settlement Phase, we will pay an initial settlement amount equal to the remaining Lifetime Income Amount for that Contract Year and make additional annual payments of the Lifetime Income Amount as long as the Covered Person is living.

     - If you purchased the Income Plus for Life Rider before the Covered Person attained age 59 1/2, and the Settlement Phase begins before the Lifetime Income Date, we will begin making annual settlement payments following the Lifetime Income Date as long as the Covered Person is living. In this case, the annual amount will equal the Lifetime Income Amount (i.e., 5% of the Benefit Base at the Lifetime Income Date).

     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

IMPACT OF DEATH BENEFITS. If a death benefit becomes payable during the Accumulation Period but before the Settlement Phase, Income Plus for Life will end if the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply:


IF A BENEFICIARY IS:             THEN INCOME PLUS FOR LIFE:
--------------------             --------------------------
1.   The decedent's spouse and   -    may continue if the Beneficiary elects to
     the Covered Person is not        continue the Contract within the time we
     the deceased Owner               permit under our administrative rules. We
                                      will automatically increase the Benefit
                                      Base to equal the initial death benefit
                                      we determine, if the death benefit is
                                      greater than the Benefit Base prior to our
                                      determination. We will also increase the
                                      Lifetime Income Amount to equal 5% of the
                                      new Benefit Base and will assess the Rider
                                      Fee based on the new Benefit Base.

                                 -    enters its Settlement Phase if a
                                      subsequent withdrawal depletes the
                                      Contract Value to zero, and the remaining
                                      Lifetime Income Amount for the year of
                                      withdrawal is still greater than zero.

                                 -    continues to be eligible for any remaining
                                      Credits, Step-ups and a Target Amount
                                      adjustment, but we will change the date we determine and apply these benefits to future anniversaries of the date we determine the initial death benefit. We will permit the spouse to opt out of a Step-up, if any, to reflect the initial death benefit and any future Step-ups if we increase the rate of the Income Plus for Life fee at that time.

2.   Not the deceased Owner's    -    may continue in the same manner as 1.
     spouse and the Covered
     Person is not the           -    enters its Settlement Phase if a
     deceased Owner                   subsequent withdrawal depletes the
                                      Contract Value to zero, and the remaining
                                      Lifetime Income Amount for the year of
                                      withdrawal is still greater than zero.

                                 - does not continue to be eligible for any Credits, Step-ups, or a Target Amount adjustment. We will permit the Beneficiary to opt out of the Step-up, if any, to reflect the initial death benefit if we increase the rate of the Income Plus for Life fee at that time.

3.   The deceased Owner's        -    ends without any further benefit.
     spouse and the Covered
     Person is the deceased      -    we may determine to offer a new guaranteed
     Owner                            minimum withdrawal death benefit Rider to
                                      the Beneficiary, subject to our current
                                      administrative rules and subject to
                                      rider's then current fees, but we provide
                                      no assurance that we will do so.

4.   Not the deceased Owner's    -    ends without any further benefit.
     spouse and the Covered
     Person is the deceased
     Owner


If the Beneficiary does not take the death benefit as a lump sum under the terms of the Contract and Income Plus for Life continues, we will determine the Adjusted Benefit Base and the Rider fee based on the date we determine the death benefit, and anniversaries of that date, instead of the initial Contract Anniversary date.

If you die during the Settlement Phase, the only death benefits we provide are the remaining settlement payments that may become due under the Income Plus for Life Rider. If the Covered Person dies during the Settlement Phase, we reduce the Lifetime Income Amount to zero and make no further payments. If the Beneficiary is not the deceased Owner's spouse, the Beneficiary may choose to receive any remaining settlement payments over a period not extending beyond the life expectancy of the Beneficiary beginning within one year of the Owner's death. Otherwise, the entire interest must be distributed within five years of the Owner's death.

TERMINATION. You may not terminate the Income Plus for Life Rider once it is in effect. However, the Income Plus for Life Rider will terminate automatically upon the earliest of:

     - the date a death benefit is payable and the Beneficiary takes the death benefit as a lump sum under the terms of the Contract;

     -    the date an Annuity Option begins;

     -    the date the Contract Value and the Benefit Base both equal zero;

     -    the death of the Covered Person; or

     -    termination of the Contract.


The election of Income Plus for Life may not always be in your interest, since an additional fee is imposed annually for this benefit, and the Covered Person must attain age 59 1/2 and remain living for you to receive certain benefits. Furthermore, Income Plus for Life limits the Investment Options otherwise available under the Contract, requires you to defer taking withdrawals to receive certain benefits, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed withdrawal benefits once payments begin under certain Annuity Options described in the Prospectus. You should carefully consider each of these factors before deciding if Income Plus for Life is suitable for your needs, especially at older ages.


EXAMPLES. Please refer to Appendix B for hypothetical examples that illustrate the benefits under Income Plus for Life.

Income Plus for Life - Joint Life
(not available in New York or for Non-Qualified Contracts in New Jersey)


OVERVIEW. Three main differences between Income Plus For Life - Joint Life and Income Plus for Life are:


     - Income Plus for Life - Joint Life offers a Lifetime Income Amount of 4.75%, where Income Plus for Life offers a Lifetime Income Amount of 5%;


     - Income Plus for Life - Joint Life guarantees withdrawals for the life of two Covered Persons (spouses), commencing on the Anniversary after the younger spouse attains age 59 1/2, where Income Plus for Life guarantees withdrawals for the life of one Covered Person, commencing on the Anniversary after that person attains age 59 1/2;



     - The age requirement for the Target Amount adjustment (in addition to the ten-year wait requirement) for Income Plus for Life - Joint Life is based on the Anniversary after the youngest spouse attains age
          69 1/2, where the Target Amount adjustment age requirement (also in addition to the ten-year wait requirement) for Income Plus for Life is based on the Anniversary after the single Covered Person attains age 69 1/2.


The Income Plus for Life - Joint Life Rider provides a guaranteed minimum withdrawal benefit, called the "Lifetime Income Amount" during the Accumulation Period. If both you and your spouse are age 59 1/2 or older when you purchase the Income Plus for Life Rider, the initial Lifetime Income Amount equals 4.75% of the initial Purchase Payment for your Contract on the Rider's effective date. (We do not count Purchase Payment amounts over $5 million for this purpose.) Otherwise, the initial Lifetime Income Amount equals 4.75% of the Benefit Base in effect on the Lifetime Income Date. If you subsequently limit your annual withdrawals to the Lifetime Income Amount, Income Plus for Life - Joint Life guarantees that we will make the Lifetime Income Amount benefit available to you, as long as either Covered Person remains alive and an Owner, Beneficiary or Annuitant under the Contract, even if your Contract Value reduces to zero. The Lifetime Income Amount reduces to zero upon the death of the last Covered Person or upon a change in Owner, Beneficiary or Annuitant that removes the last Covered Person from the Contract as an Owner, Beneficiary or Annuitant. Because we provide our guarantee over the lifetime of two Covered Persons under the Income Plus for Life - Joint Life Rider, we provide a lower Lifetime Income Amount than we do under the Income Plus for Life Rider.


If you defer taking withdrawals, we may increase the Lifetime Income Amount to reflect one or more "Lifetime Income Credits" and a "Target Amount" adjustment (see "Target Amount" on page 45). We also may increase the Lifetime Income Amount if you make additional Purchase Payments, or if we Step-up the Benefit Base to reflect current Contract Value.


IMPACT OF WITHDRAWALS. Each time you take a withdrawal before the Lifetime Income Date, we reduce the Benefit Base by the Withdrawal Amount. If, however, a withdrawal is an Excess Withdrawal, we will Reset the Benefit Base to equal the lesser of:

     -    the Contract Value immediately after the withdrawal; or

     -    the Benefit Base minus the Withdrawal Amount for that Contract Year.

If you take withdrawals prior to the Lifetime Income Date we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount on the Lifetime Income Date. You could eventually lose any benefit based on the Lifetime Income Amount if you take withdrawals in excess of 4.75% of the Benefit Base. If Contract Value declines to zero during a Contract Year in which you have an Excess Withdrawal you will lose the guaranteed minimum withdrawal benefit under the Income Plus for Life Rider. (See "Settlement Phase" in this section, below.)


After the Lifetime Income Date, you may withdraw the guaranteed Lifetime Income Amount each Contract Year without affecting the Benefit Base. If your total Withdrawal Amounts during a Contract Year exceed the Lifetime Income Amount, however, we will Reset the Benefit Base and the Lifetime Income Amount.


Each time you take a withdrawal after the Lifetime Income Date, we first determine if the Withdrawal Amount is an Excess Withdrawal. If so, we will Reset the Benefit Base to equal the lesser of:


     - the Benefit Base before the withdrawal minus the entire amount of the Excess Withdrawal; or

     -    the Contract Value immediately after the Excess Withdrawal.

After we Reset the Benefit Base, we will Reset the Lifetime Income Amount to equal 4.75% of the new Benefit Base. We also will Reset the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year.


In certain circumstances, we will not Reset the Benefit Base and/or the Lifetime Income Amount, even where a Withdrawal Amount would exceed the Lifetime Income Amount for a Contract Year. These circumstances involve withdrawals taken as "Life Expectancy Distributions" under an automatic distribution program provided by us (see "Life Expectancy Distribution Program" in this section, below).


We do not reduce your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total Withdrawal Amounts during a Contract Year are less than or equal to the Lifetime Income Amount.


The Income Plus for Life - Joint Life Rider enters a "Settlement Phase" in any Contract Year that your Contract Value declines to zero if your Benefit Base is greater than zero at that time and you have taken no Excess Withdrawals during that Contract Year. (See "Settlement Phase" in this section, below.) In the event of an Excess Withdrawal, the Income Plus for Life - Joint Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal. (See "Income Plus for Life - Impact of Withdrawals" on page 39.) The Income Plus for Life - Joint Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are all equal to zero.


We may Reset the Benefit Base and Lifetime Income Amount values if you take Excess Withdrawals. Excess Withdrawals may reduce or eliminate future Lifetime Income Amount values.

We reduce your Contract Value each time you take a withdrawal.


EFFECT OF WITHDRAWALS ON GUARANTEED MINIMUM DEATH BENEFIT AMOUNT. If you purchase the Income Plus for Life - Joint Life Rider, we will adjust the way we calculate the death benefit payable under your Contract upon death of the first Owner (or deemed Owner if the Owner is not a natural person) to die during the Accumulation Period. We reduce that death benefit each time you take a withdrawal. We will reduce the death benefit on a dollar for dollar basis if:


     - you limit your Withdrawal Amounts during a Contract Year to the Lifetime Income Amount; or

     - if you purchased the Income Plus for Life - Joint Life Rider before the younger Covered Person attained age 59 1/2, you limit your Withdrawal Amounts each Contract Year before the Lifetime Income Date to 4.75% of the Benefit Base, and to the Lifetime Income Amount for each Contract Year after that.

If you take an Excess Withdrawal, we will deduct the entire Withdrawal Amount on a pro rata basis from the Guaranteed Minimum Death Benefit under the Contract. To do this, we reduce the Guaranteed Minimum Death Benefit by an amount equal to:

     - the Guaranteed Minimum Death Benefit before the withdrawal, multiplied by an amount equal to:

     -    the Withdrawal Amount; divided by

     -    the Contract Value before the withdrawal.

We also will reduce the Guaranteed Minimum Death Benefit in the same manner for any subsequent Excess Withdrawals that you take during that Contract Year.

INCREASES IN THE BENEFIT BASE. We will increase the Benefit Base:

     - by any applicable Credit if you take no withdrawals during certain Contract Years;


     -    by any applicable Step-up to reflect certain increases in Contract
          Value;


     - to an established "Target Amount" if you take no withdrawals until the later of: (a) the Contract Anniversary on or next following the date the younger Covered Person attains age 69; and (b) the Contract Anniversary at the end of 10 Contract Years; and


     - to reflect certain additional Purchase Payments (see "Purchase Payments" on page 19).


Credits, when applied, will increase the Benefit Base and the Lifetime Income Amount.

LIFETIME INCOME CREDITS. We will increase the Benefit Base at the end of each Contract Year during one or more "Lifetime Income Credit Periods" if you take no withdrawals during that Contract Year. For these purposes, the initial Lifetime Income Credit Period coincides with the first 10 Contract Years while the Income Plus for Life - Joint Life Rider is in effect. Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

Each time you qualify, we will increase the Benefit Base by a Lifetime Income Credit equal to:


     - 7% of total Purchase Payments to your Contract if we did not previously Step-up or Reset the Benefit Base and/or the Lifetime Income Amount; otherwise



     - 7% of the Benefit Base immediately after the latest Step-up or Reset, increased by the amount of any Purchase Payments applied to the Benefit Base since the latest Step-up or Reset.


We will not apply any Lifetime Income Credit, however, to the extent it would increase the Benefit Base to an amount in excess of the maximum Benefit Base of $5 million.

Step-ups will increase the Benefit Base and the Lifetime Income Amount.


STEP-UPS. If the Contract Value on any Step-up Date is greater than the Benefit Base on that date, we will automatically increase ("Step-up") the Benefit Base to equal the Contract Value (subject to the maximum Benefit Base limit of $5 million). We will also increase the Lifetime Income Amount (after the Lifetime Income Date) and the Rider Fee (see "Rider Fees" on page 33). The new Lifetime Income Amount will equal 4.75% of the new Benefit Base value after the Step-up, and the new Rider Fee will be based on the new Benefit Base. We also reserve the right to increase the rate of the Income Plus for Life fee up to a maximum rate of 1.20%. If we decide to increase the rate at the effective date of a Step-up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-up. If you decline the Step-up, the fee rate will not be increased.


Step-ups may occur only while the Income Plus for Life Rider is in effect. We schedule Step-up Dates starting with the first Contract Anniversary and on each Contract Anniversary after that, up to and including the Age 95 Contract Anniversary.

Each time a Step-up occurs, we will extend the Lifetime Income Credit Period to the lesser of 10 years from the effective date of the Step-up or the Age 95 Contract Anniversary.

If you decline an automatic Step-up, you will have the option to elect to Step-up the Benefit Base (as well as Lifetime Income Amount) within 30 days of subsequent Step-up Dates. If you decide to Step-up the Benefit Base, we will thereafter resume automatic Step-ups.


TARGET AMOUNT. If you take no withdrawals under your Contract from the effective date of the Income Plus for Life - Joint Life Rider until the applicable "Target Date," we will calculate a "Target Amount" and increase the Benefit Base on the Target Date to equal the greater of:



     - the current Benefit Base, as increased by any Lifetime Income Credit or Step-up for the Contract Year ending on the Target Date; or



     -    the Target Amount.



The "Target Date" is the later of:



     - the 10th Contract Anniversary after the effective date of the Income Plus for Life - Joint Life Rider; or


     - the Contract Anniversary on or next following the date the younger spouse would have attained age 69.


The "Target Amount" is 200% of the initial Purchase Payment made in the first Contract Year plus 100% of all subsequent Purchase Payments you make prior to the Target Date (subject to our Purchase Payment limits). In no event, however, will we set a Target Amount in excess of the maximum Benefit Base of $5 million.

The Target Amount adjustment can provide higher lifetime income than you would otherwise receive under this Rider, as long as you wait until the Target Date to take your first withdrawal. If you plan to purchase this Rider and take a withdrawal prior to the Target Date, then the Target Amount adjustment will not be of value to you. In that case, you should only purchase based on the value of the other features provided under this Rider.





LIFE EXPECTANCY DISTRIBUTION PROGRAM. You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse) as described in "Income Plus for Life - Life Expectancy Distribution Program," above. Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's proportional share of all "life expectancy" distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations.


SETTLEMENT PHASE. The Settlement Phase is when we will automatically begin making payments to you, should your Contract Value reduce to zero, subject to the conditions described herein. Income Plus for Life - Joint Life will enter its Settlement Phase as described in "Income Plus for Life -Settlement Phase," above, if the Contract Value reduces to zero during a Contract Year, you have taken no Excess Withdrawals during that Contract Year and the Benefit Base is still greater than zero at the time. In the event of an Excess Withdrawal, the Income Plus for Life - Joint Life Rider will not enter the Settlement Phase if Contract Value declines to zero during the Contract Year of the Excess Withdrawal.


During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate. We will not accept additional Purchase Payments, make any Step-ups or deduct any charge for the Income Plus for Life - Joint Life benefit during the Settlement Phase.

At the beginning of the Settlement Phase, we will automatically begin paying an annual settlement amount to you. The settlement payment amount varies:

     - If the Lifetime Income Amount is greater than zero at the start of the Settlement Phase, we will pay an initial settlement amount equal to the remaining Lifetime Income Amount for that Contract Year and make additional annual payments of the Lifetime Income Amount as long as either Covered Person is living.

     - If you purchased the Income Plus for Life - Joint Life Rider before the younger Covered Person attained age 59 1/2, and the Settlement Phase begins before the Lifetime Income Date, we will begin making annual settlement payments following the Lifetime Income Date as long as either Covered Person is living. In this case, the annual amount will equal the Lifetime Income Amount (i.e., 4.75% of the Benefit Base at the Lifetime Income Date).

     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

IMPACT OF DEATH BENEFITS. If a death benefit becomes payable during the Accumulation Period but before the Settlement Phase, Income Plus for Life - Joint Life will end if the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. If the Beneficiary elects not to take the death benefit as a lump sum, the following will apply.


Death of First Covered Person. If the first Covered Person to die is an Owner of the Contract (or deemed to be an "Owner" if the Owner is a non-natural person), the surviving Covered Person may elect to continue the Contract in effect in lieu of receiving the Contract's death benefit as a lump sum under our current administrative procedures. (See "Death after Removal of a Covered Person" below if there is no surviving Covered Person.) If the Contract continues, the Income Plus for Life - Joint Life Rider will continue. We will continue to provide the Lifetime Income Amount guarantee only for the lifetime of the surviving Covered Person and continue to charge the Income Plus for Life - Joint Life Rider fee (See "Fee for Income Plus for Life - Joint Life" on page 34). If the death benefit is greater than the Contract Value, we will increase the Contract Value to equal the amount of the death benefit (but will not make any adjustments to the Benefit Base, Lifetime Income Amount, Credits or Step-ups). We will treat any distribution of death benefits under a Contract as a "withdrawal" for purposes of subsequent calculations of the Benefit Base and the Lifetime Income Amount.


If the first Covered Person to die is not is not the Owner (and is not deemed to be an "Owner" if the Owner is a non-natural person), no death benefit is payable under the Contract. The Rider will continue in effect and we will base the duration of the Lifetime Income Amount only on the lifetime of the surviving Covered Person. We will continue to charge the Income Plus for Life - Joint Life Rider fee; however, we will make no adjustments to the Contract Value or make any adjustments to the Benefit Base, Lifetime Income Amount, Credits or Step-ups.

If the death of the first Covered Person occurs while the Rider is in its Settlement Phase, no additional death benefit is payable under the Contract and, in most instances, we will continue to make settlement payments in the same manner as before the death. If the death occurs before the Lifetime Income Date, we will compute a Lifetime Income Amount during the Settlement Phase on the later of the

Lifetime Income Date or the date we receive notice of the death of the first Covered Person. Settlement payments will equal the Lifetime Income Amount.

WE MAY LIMIT THE ABILITY OF THE SURVIVING COVERED PERSON TO CHOOSE A SETTLEMENT PAYMENT AMOUNT AND DURATION THAT DIFFERS FROM THE AMOUNT AND DURATION IN EFFECT BEFORE THE DEATH OF THE FIRST COVERED PERSON.

Death of Last Covered Person. If the surviving Covered Person dies while the Income Plus for Life - Joint Life Rider is in effect we will reduce the Lifetime Income Amount to zero and we no make no additional payments under the Rider to the Beneficiary.


Death after Removal of a Covered Person. In certain instances, a person initially designated as a Covered Person may be removed as a Covered Person from the Rider (see "Income Plus for Life Series Guaranteed Minimum Withdrawal Benefit Rider Definitions" on page 34). If that happens and:


     - if the removed Covered Person subsequently dies, there will be no impact on the guarantees provided by the Rider in most cases; and

     - if the remaining Covered Person subsequently dies, we will consider that Covered Person to be the "last" Covered Person and the Rider will terminate.

TERMINATION. The Income Plus for Life - Joint Life Rider terminates in accordance with the "Income Plus for Life - Termination" section, above.

You should consult with your financial professional to assist you in determining whether the Income Plus for Life - Joint Life Rider is suited for your financial needs and investment risk tolerance. The addition of the Rider to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and at least one of the Covered Persons must attain age 59 1/2 and remain living for you to receive certain benefits. Furthermore this Rider limits the investment options otherwise available under the Contract, contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values, and provides no guaranteed minimum withdrawal benefits once payments begin under any of the Annuity Options described in the Prospectus. You should carefully consider each of these factors before purchasing an Income Plus for Life - Joint Life Rider.

EXAMPLES. Please refer to Appendix B for hypothetical examples that illustrate the benefits under the Income Plus for Life - Joint Life Rider.

ANNUAL STEP DEATH BENEFIT

You may elect the optional Annual Step Death Benefit:

     - for an additional charge of 0.20% of the value of the Variable Investment Options; and

     - as long as the oldest Owner of a Contract is not age 80 or older at the time of purchase. (We impose this restriction because the Annual Step Death Benefit would be zero if the oldest Owner were age 80 or older on the effective date of the Rider.)

Election of this optional benefit may only be made at the time the Contract is issued and, once made, is irrevocable. The amount of the death benefit for the optional Annual Step Death Benefit is the greater of:

     - the death benefit described under "Death Benefit During Accumulation Period"; or

     -    the Annual Step Death Benefit.

The Annual Step Death Benefit is the greatest Anniversary Value after the effective date of the Optional Annual Step Death Benefit but prior to the oldest Owner's 81st birthday. The Anniversary Value is equal to the Contract Value on the last day of the Contract Year, plus subsequent Purchase Payments, less amounts deducted in connection with partial withdrawals since the last day of the Contract Year. The amount deducted in connection with partial withdrawals will be on a pro rata basis and will be equal to (a) times (b) where:

     (a) is equal to the optional Annual Step Death Benefit prior to the withdrawal; and

     (b) is equal to the Withdrawal Amount divided by the Contract Value prior to the partial withdrawal.

If the Beneficiary under the Contract is the Contract Owner's surviving spouse and elects to continue the Contract, the Contract and the Optional Annual Step Death Benefit will continue with the surviving spouse as the new Contract Owner. For purposes of calculating the Optional Annual Step Death Benefit payable upon the death of the surviving spouse, the death benefit paid upon the first Owner's death will be treated as a payment to the Contract. In addition, all payments made and all amounts deducted in connection with partial withdrawals prior to the date the first death benefit is paid will not be considered in determination of the optional Annual Step Death Benefit. In determination of the optional Annual Step Death Benefit, the Anniversary Values for all prior Contract Anniversaries will be set to zero as of the date the first death benefit is paid.

Termination of the Optional Annual Step Death Benefit

The Optional Annual Step Death Benefit will terminate upon the earliest to occur of (a) the date the Contract terminates, (b) the earlier of the Annuity Commencement Date or the Maturity Date; or (c) the date on which the Optional Annual Step Death Benefit is paid. However, as noted in the paragraph above, if the deceased Owner's spouse is the Beneficiary, the spouse may elect to continue the Contract (including the Optional Annual Step Death Benefit) as the new Owner.

Annual Step Death Benefit Fee

A daily charge in an amount equal to 0.20% of the value of each variable Investment Account on an annual basis is deducted from each Sub-Account for the Annual Step Death Benefit.

Qualified Plans

If you intend to use your Contract in connection with a Qualified Plan, including an IRA, you should consider the effects that the death benefit provided under the Contract (with or without Annual Step Death Benefit) may have on your plan (see Appendix B: "Guaranteed Minimum Withdrawal Benefit Riders Examples" to the Prospectus). Please consult your tax advisor.

The addition of the Annual Step Death Benefit to a Contract may not always be in your interest since an additional fee is imposed for this benefit and we provide no assurance that investment performance will result in an increased death benefit.

                           VII. Charges and Deductions

We assess charges and deductions under the Contracts against Purchase Payments, Contract Values or annuity payments. Currently, there are no deductions made from Purchase Payments. In addition, there are deductions from and expenses paid out of the assets of the Funds that are described in the Fund prospectus. For information on the optional benefits fees, see "VI. Optional Benefits."

WITHDRAWAL CHARGES


If you make a withdrawal from your Contract during the Accumulation Period, we may assess a withdrawal charge. We base the withdrawal charge on Purchase Payments that have been in the Contract less than 7 complete Contract Years. We do not assess a withdrawal charge with respect to i) earnings accumulated in the Contract, ii) any withdrawal guaranteed under a Rider attached to the Contract,
iii) certain other "free Withdrawal Amounts" described below, iv) Purchase Payments that have been in the Contract more than 7 complete Contract Years, v) payment of the Death Benefit or vi) Required Minimum Distributions. In no event may the total withdrawal charges exceed 6.00% of the amount invested.


We first allocate a withdrawal to a "free Withdrawal Amount" and second to "unliquidated Purchase Payments" (i.e., the amount of all Purchase Payments in the Contract net of any withdrawals in excess of earnings that have been taken to date). We do not impose a withdrawal charge on amounts allocated to a free Withdrawal Amount. In any Contract Year, the free Withdrawal Amount for that year is the greater of:

     - 10% of total Purchase Payments (less all prior partial withdrawals in that Contract Year); and

     - the accumulated earnings of the Contract (i.e., the excess of the Contract Value on the date of withdrawal over unliquidated Purchase Payments).

Withdrawals of up to the free Withdrawal Amount may be withdrawn without the imposition of a withdrawal charge.


If the amount of a withdrawal exceeds the free Withdrawal Amount, the excess will be allocated to Purchase Payments, which will be "liquidated" on a first-in first-out basis. On any withdrawal request, we will liquidate Purchase Payments equal to the amount of the withdrawal request which exceeds the free Withdrawal Amount in the order the Purchase Payments were made: the oldest unliquidated Purchase Payment first, the next oldest second, etc., until the total Withdrawal Amount has been liquidated.


Upon a full surrender of a Contract, we will liquidate the excess of all unliquidated Purchase Payments over the free Withdrawal Amount for purposes of calculating the withdrawal charge.

Each Purchase Payment or portion thereof liquidated in connection with a withdrawal request is subject to a withdrawal charge based on the length of time the Purchase Payment has been in the Contract. We calculate the amount of the withdrawal charge by multiplying the amount of the Purchase Payment being liquidated by the applicable withdrawal charge percentage shown below.

                   JOHN HANCOCK USA & JOHN HANCOCK NY MAXIMUM
                               WITHDRAWAL CHARGE*
                     (as a percentage of Purchase Payments)

First Year     6.00%
Second Year    6.00%
Third Year     5.00%
Fourth Year    5.00%
Fifth Year     4.00%
Sixth Year     3.00%
Seventh Year   2.00%
Thereafter        0%

* The total withdrawal charge will be the sum of the withdrawal charges for the Purchase Payments being liquidated.

We deduct from the amount paid to the Contract Owner as a result of the withdrawal, any applicable withdrawal charge, Contract and Rider fees, and any taxes. In the case of a partial withdrawal, the amount requested from an Investment Account may not exceed the value of that Investment Account less any applicable fees and charges.

There is generally no withdrawal charge on distributions made as a result of the death of the Contract Owner or, if applicable, the Annuitant, and we impose no withdrawal charges on the Annuity Commencement Date if the Contract Owner annuitizes as provided in the Contract.

Withdrawal charges help to compensate us for the cost of selling the Contracts. The amount of the charges in any Contract Year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the Contract. To the extent that the withdrawal charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the Contracts or from our general assets. Similarly, administrative expenses not fully recovered by the administration fee may also be recovered from such other sources.

For examples of calculation of the withdrawal charge, see Appendix A to this Prospectus.

Waiver of Applicable Withdrawal Charge - Confinement to Eligible Nursing Home (John Hancock USA Contracts only; not available in MA and NY)


In states where approved, any applicable withdrawal charge will be waived on a total withdrawal prior to the Maturity Date if all the following apply:



     - the Owner has been confined to an "Eligible Nursing Home" for at least 180 days (the waiver does not apply to the confinement of any Annuitant unless the Owner is a non-natural person);


     -    the confinement began at least one year after the Contract Date;

     -    confinement was prescribed by a "Physician";

     - both the Owner and the Annuitant are alive as of the date we pay such total withdrawal;

     - the request for a total withdrawal and "Due Proof of Confinement" are received by us, in good order, no later than 90 days after discharge.

An "Eligible Nursing Home" is a licensed "Long Term Care Facility" or "Hospital" providing medically necessary inpatient care that is prescribed in writing by a licensed "Physician" and is based on physical limitations which requires daily living in an institutional setting. A "Long Term Care Facility" is a facility which (a) is located in the United States or its territories; (b) is licensed by the jurisdiction in which it located; (c) provides custodial care under the supervision of a registered nurse (R.N.); and (d) can accommodate three or more persons. A "Hospital" is a facility which is (a) licensed as a Hospital by the jurisdiction in which it is located; (b) is supervised by a staff of licensed physicians; (c) provides nursing services 24 hours a day by, or under the supervision of, a registered nurse (R.N.); (d) operates primarily for the care and treatment of sick or injured persons as inpatients for a charge; and (e) has access to medical, diagnostic and major surgical facilities.


A "Physician" is a person other than you, the Annuitant(s) or a member of your or the Annuitant's families who is a licensed medical doctor (M.D.) or a licensed doctor of osteopathy (D.O.), practicing within the scope of that license.


"Due Proof of Confinement" is a letter signed by an eligible Physician containing: (a) the date the Owner was confined, (b) the name and location of the Eligible Nursing Home, (c) a statement that the confinement was medically necessary in the judgment of the Physician and (d) if applicable, the date the Owner was released from the Eligible Nursing Home.

The waiver is only applicable for total withdrawals and does not apply to partial withdrawals. The waiver described above is not available in all states and certain terms may vary depending on the state of issue as noted in your Contract. Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty (see "VIII. Federal Tax Matters").

ANNUAL CONTRACT FEE

We will deduct each year an annual Contract fee of $30 as partial compensation for the cost of providing all administrative services attributable to the Contracts and the operations of the Separate Accounts and us in connection with the Contracts. However, if prior to the Maturity Date (or Annuity Commencement Date if earlier) the Contract Value is equal to or greater than $50,000 at the time of the fee's assessment, we will waive the annual Contract fee. During the Accumulation Period, this administration fee is deducted on the last day of each Contract Year. It is withdrawn from each investment option in the same proportion that the value of such investment option bears to the Contract Value. If the entire Contract is withdrawn on other than the last day of any Contract Year, the $30 Contract fee will be deducted from the amount paid. During the Pay-out Period, the fee is deducted on a pro-rata basis from each annuity payment.

ASSET-BASED CHARGES

We deduct asset-based charges on an annual basis for administration, distribution and mortality and expense risks.

Daily Administration Fee

We allocate a portion of the asset-based charges shown in the Fee Tables to help cover our administrative expenses. We deduct a daily charge in an amount equal to 0.15% of the value of each Variable Investment Option on an annual basis deducted from each Sub-Account to reimburse us for administrative expenses. The charge will be reflected in the Contract Value as a proportionate reduction in the value of each Variable Investment Option. Even though administrative expenses may increase, we guarantee that it will not increase the amount of the administration fees.

Mortality and Expense Risks Fee


The mortality risk we assume is the risk that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity payment rates incorporated into the Contract which cannot be changed. This assures each Annuitant that his or her longevity will not have an adverse effect on the amount of annuity payments. We also assume mortality risks in connection with our guarantee that, if the Contract Owner dies during the Accumulation Period, we will pay a death benefit (see "Death Benefit During Accumulation Period" on page 24). The expense risk we assume is the risk that the administration charges, distribution charge, or withdrawal charge may be insufficient to cover actual expenses.


To compensate us for assuming these risks, we deduct from each of the Sub-Accounts a daily charge in an amount equal to 1.20% of the value of the Variable Investment Options on an annual basis. The rate of the mortality and expense risks charge cannot be increased. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, the mortality and expense risks charge is assessed although we bear only the expense risk and not any mortality risk.

REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS

We may reduce or eliminate the amount of the charges and deductions for certain Contracts where permitted by state law. These Contracts would involve sales that are made to individuals or to a group of individuals in a manner that results in savings of sales or maintenance expenses or that we expect may result in reduction of other risks that are normally associated with the Contracts. We will determine entitlement to such a reduction in the charges or deductions in the following manner:

     - We will consider the size and type of group to which sales are to be made. Generally, sales expenses for a larger group are smaller than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     - We will consider the total amount of Purchase Payments to be received. Per-dollar sales expenses are likely to be less on larger Purchase Payments than on smaller ones.

     - We will consider the nature of the group or class for which the Contracts are being purchased including the expected persistency, mortality or morbidity risks associated with the group or class of Contracts.

     - We will consider any prior or existing relationship with us. Per-Contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     - We will consider the level of commissions paid to selling broker-dealers. Certain broker-dealers may offer the Contract in connection with financial planning programs offered on a fee-for-service basis. In view of the financial planning fees, such broker-dealers may elect to receive lower commissions for sales of the Contracts, thereby reducing our sales expenses.

     - There may be other circumstances of which we are not presently aware, which could result in reduced expenses.

If after consideration of the foregoing factors, we determine that there will be a reduction in expenses, we will provide a reduction in the charges or deductions. We will eliminate the withdrawal charge when a Contract is issued to officers, trustees, directors or employees (or a relative thereof) of ours, or of any of our affiliates, or of the John Hancock Trust. In no event will we permit reduction or elimination of the charges or deductions where that reduction or elimination will be unfairly discriminatory to any person. For further information, contact your broker-dealer.

PREMIUM TAXES

We will charge you for state premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.

We make deductions for any applicable premium or similar taxes based on the amount of a Purchase Payment. Currently, certain local jurisdictions assess a tax of up to 4% of each Purchase Payment.

In most cases, we deduct a charge for the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage times the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.


                  PREMIUM TAXES
            -------------------------
STATE OR    QUALIFIED   NON-QUALIFIED
TERRITORY   CONTRACTS     CONTRACTS
---------   ---------   -------------
CA            0.50%        2.35%
GUAM          4.00%        4.00%
ME(1)         0.00%        2.00%
NV            0.00%        3.50%
PR            3.00%        3.00%
SD(1,2)       0.00%        1.25%(2)
WV            1.00%        1.00%
WY            0.00%        1.00%


(1)  We pay premium tax upon receipt of Purchase Payment.

(2)  0.80% on Purchase Payments in excess of $500,000.

                            VIII. Federal Tax Matters

INTRODUCTION

The following discussion of the Federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of a Separate Account in our taxable income and take deductions for investment income credited to our "policyholder reserves." We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge a Separate Account for any resulting income tax costs. We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the Funds. These benefits can be material. We do not pass these benefits through to a Separate Account, principally because: (i) the deductions and credits are allowed to the Company and not the Contract owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on Separate Account assets that is passed through to Contract owners.

The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or a Separate Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS

At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals. We do not currently report charges for optional benefits as partial withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such. You should consult a tax adviser for information on any optional benefit Riders.


When you take a withdrawal under a Non-Qualified Contract, it ordinarily is taxable only to the extent it does not exceed gain in the Contract, if any, at the time of the withdrawal. Under current IRS guidance, we expect to determine gain on a withdrawal, including withdrawals during the "Settlement Phase" of an optional guaranteed minimum withdrawal benefit Rider (i.e., Income Plus for Life or Income Plus for Life - Joint Life), using the Contract Value. It is possible, however, that the IRS may take the position that the value of amounts guaranteed to be available in the future should also be taken into account in computing the taxable portion of a withdrawal. In that event, you may be subject to a higher amount of tax on a withdrawal.



If you purchased a Qualified Contract with an optional death benefit or other optional benefit Rider, the presence of these benefits may increase the amount of any required minimum distributions under the requirements of your Qualified Plan. See "Qualified Contracts (Contracts Purchased for a Qualified Plan)" in this section, below.


Any annuity payments that you receive under an Annuity Option, including Annuity Options that only are available when you elect a guaranteed minimum withdrawal benefit Rider, will be taxed in the manner described in "Taxation of Annuity Payments," below.

CHARITABLE REMAINDER TRUSTS

This federal tax discussion does not address tax consequences of a Contract used in a charitable remainder trust. The tax consequences of charitable remainder trusts may vary depending on the particular facts and circumstances of each individual case. Additionally, the tax rules governing charitable remainder trusts, or the taxation of a Contract used with a charitable remainder trust, may be subject to change by legislation, regulatory changes, judicial decrees or other means. You should consult competent legal or tax counsel regarding the tax treatment of a charitable remainder trust before purchasing a Contract for use within it.

NON-QUALIFIED CONTRACTS

(Contracts Not Purchased to Fund an Individual Retirement Account or Other Qualified Plan)

Undistributed Gains

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under Section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your Contract until we actually distribute assets to you.

However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person.

Taxation of Annuity Payments

When we make payments under a Contract in the form of an annuity, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an annuity payment is equal to the excess of the payment over the exclusion amount.

In the case of variable annuity payments, the exclusion amount is the investment in the Contract when payments begin to be made divided by the number of payments expected to be made (taking into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of Fixed Annuity payments, the exclusion amount is based on the investment in the Contract and the total expected value of Fixed Annuity payments for the term of the Contract (determined under IRS regulations). In general, your investment in the Contract equals the aggregate amount of premium payments you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to tax. A simplified method of determining the taxable portion of annuity benefit payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.

Once you have recovered your total investment in the Contract tax-free, further annuity payments will be fully taxable. If annuity payments cease because the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction on the Annuitant's last tax return or, if there is a beneficiary entitled to receive further payments, will be distributed to the beneficiary as described more fully below under "Taxation of Death Benefit Proceeds."

Surrenders, Withdrawals and Death Benefits

When we make a single sum payment consisting of the entire value of your Contract, you have ordinary taxable income to the extent the payment exceeds your investment in the Contract (discussed above). Such a single sum payment can occur, for example, if you surrender your Contract before the Maturity Date or if no extended payment option is selected for a death benefit payment.

When you take a partial withdrawal from a Contract before the Maturity Date (or Annuity Commencement Date if earlier), including a payment under a systematic withdrawal plan or guaranteed minimum withdrawal benefit, all or part of the payment may constitute taxable ordinary income to you. If, on the date of withdrawal, the total value of your Contract exceeds the investment in the Contract, the excess will be considered gain and the withdrawal will be taxable as ordinary income up to the amount of such gain. Taxable withdrawals may also be subject to a penalty tax for premature withdrawals as explained below. When only the investment in the Contract remains, any subsequent withdrawal made before the Maturity Date will be a tax-free return of investment. If you assign or pledge any part of your Contract's value, the value so pledged or assigned is taxed the same way as if it were a partial withdrawal.

For purposes of determining the amount of taxable income resulting from a single sum payment or a partial withdrawal, all annuity contracts issued by us or our affiliates to the Owner within the same calendar year will be treated as if they were a single contract.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to each other. A tax adviser should be consulted in those situations.

Taxation of Death Benefit Proceeds

All or part of any death benefit proceeds may constitute a taxable payout of earnings. A death benefit payment generally results in taxable ordinary income to the extent such payment exceeds your investment in the Contract.

Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. During the Accumulation Period, death benefit proceeds are includible in income as follows:

     - if distributed in a single sum payment under our current administrative procedures, they are taxed in the same manner as a full withdrawal, as described above; or

     - if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above; or

     - if distributed as a series of withdrawals over the Beneficiary's life expectancy, they are taxable to the extent the Contract Value exceeds the investment in the Contract.

After a Contract matures and annuity payments begin, if the Contract guarantees payments for a stated period and the Owner dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in the Beneficiary's income as follows:

     - if received in a single sum under our current administrative procedures, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time; or

     - if distributed in accordance with the existing Annuity Option selected, they are fully excludable from income until the remaining investment in the Contract has been recovered, and all annuity benefit payments thereafter are fully includible in income.

Penalty Tax on Premature Distributions

There is a 10% IRS penalty tax on the taxable portion of any payment from a Non-Qualified Contract. Exceptions to this penalty tax include distributions:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - attributable to the Contract Owner becoming disabled (as defined in the tax law);

     - made to a Beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary Annuitant;

     - made as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated individual Beneficiary;

     -    made under a single-premium immediate annuity contract; or

     - made with respect to certain annuities issued in connection with structured settlement agreements.

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

Puerto Rico Non-Qualified Contracts

Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements, distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Contract not purchased to fund a Qualified Plan ("Non-Qualified Contract") are generally treated as a non-taxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Non-Qualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Internal Revenue Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.

Distributions under a Non-Qualified Contract after annuitization are treated as part taxable income and part non-taxable return of principal. The amount excluded from gross income after annuitization under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Non-Qualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant's life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully. If you are a resident of Puerto Rico, you should consult a tax adviser before purchasing an annuity contract.

Diversification Requirements

Your Contract will not qualify for the tax benefits of an annuity contract unless the Separate Account follows certain rules requiring diversification of investments underlying the Contract. In addition, the rules require that the Contract Owner not have "investment control" over the underlying assets.

In certain circumstances, the owner of a variable annuity contract may be considered the owner, for federal income tax purposes, of the assets of the separate account used to support the contract. In those circumstances, income and gains from the separate account assets would be includible in the contract owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty sub-accounts.

The ownership rights under your Contract are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that contract owners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and Contract Values than was the case in those rulings, it is possible that you would be treated as the owner of your Contract's proportionate share of the assets of the Separate Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that an underlying Fund will be able to operate as currently described in its prospectus, or that a Fund will not have to change any of its investment objectives or policies. We have reserved the right to modify your Contract if we believe doing so will prevent you from being considered the owner of your Contract's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.

QUALIFIED CONTRACTS
(Contracts Purchased for a Qualified Plan)

The Contracts are also available for use in connection with certain types of retirement plans, including IRAs, which receive favorable treatment under the Code ("Qualified Plans"). Numerous special tax rules apply to the participants in Qualified Plans and to the Contracts used in connection with these plans. We provide a brief description of types of Qualified Plans in Appendix C of this Prospectus, but make no attempt to provide more than general information about use of the Contracts with the various types of Qualified Plans in this Prospectus. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a tax adviser.

We have no responsibility for determining whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular employee is eligible for inclusion under a plan. In general, the Code imposes limitations on the amount of annual compensation that can be contributed into a Qualified Plan, and contains rules to limit the amount you can contribute to all of your Qualified Plans. Trustees and administrators of Qualified Plans may, however, generally invest and reinvest existing plan assets without regard to such Code imposed limitations on contributions. Certain distributions from Qualified Plans may be transferred directly to another plan, unless funds are added from other sources, without regard to such limitations.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity benefit payments under certain Qualified Contracts, there may be no "investment in the Contract" and the total amount received may be taxable. Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under Qualified Plans.

Under the tax rules, the Owner and the Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act, the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.

Special minimum distribution requirements govern the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or a benefit provided under an optional rider may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain Qualified Plans, including IRAs and Roth IRAs, after the Owner's death must also comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your tax adviser.

Penalty Tax on Premature Distributions

There is also a 10% IRS penalty tax on the taxable amount of any payment from certain Qualified Contracts (but not Section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a SIMPLE retirement account during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an Individual Retirement Annuity or an IRA, including a SIMPLE IRA, the penalty tax does not apply to a payment:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification will cause retroactive imposition of the penalty plus interest on it.

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, the exception for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for first time home purchases or for higher education expenses, or for distributions made to certain eligible individuals called to active duty after September 11, 2001 and before December 31, 2007. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your tax adviser.

When we issue a Contract in connection with a Qualified Plan, we will amend the Contract as necessary to conform to the requirements of the plan. However, your rights to any benefits under the plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contracts. We will not be bound by terms and conditions of Qualified Plans to the extent those terms and conditions contradict a Contract, unless we consent.

Tax-Free Rollovers

If permitted under your plan, you may make a tax-free rollover:

     -    from a traditional IRA to another traditional IRA;

     - from a traditional IRA to a retirement plan qualified under Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code;

     - from any Qualified Plan (other than a Section 457 deferred compensation plan maintained by a tax-exempt organization) to a traditional IRA;

     - between a retirement plan qualified under Sections 401(a) or 403(a) of the Code or a governmental deferred compensation plan described in
          Section 457(b) of the Code and any such plans;

     - from a Section 457 deferred compensation plan maintained by a tax-exempt organization to another Section 457 deferred compensation plan maintained by a tax-exempt organization (by means of a direct trustee-to-trustee transfer only); and

     - from a traditional IRA to a Roth IRA, subject to special withholding restrictions discussed below.

In addition, if your spouse survives you, he or she is permitted to rollover your tax-qualified retirement account to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse's plan. Beginning in 2007, a beneficiary who is not your surviving spouse may transfer to a traditional IRA the amount distributable to him or her upon your death under a Contract that is held as part of a retirement plan described in Sections 401(a) or 403(a) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a traditional IRA. The transfer must be a direct trustee-to-trustee transfer. The IRA is treated as an inherited IRA of the non-spouse beneficiary.

Also effective in 2008, distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code may be rolled over directly to a Roth IRA if (i) your adjusted gross income is not in excess of $100,000, and (ii) you are not a married taxpayer filing a separate return.

WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS. If a Contract is used in connection with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in Section 457(b) of the Code, any eligible rollover distribution from the Contract will be subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals.

Federal income tax of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory, and you cannot elect to have it not apply. This 20% withholding will not apply, however, if instead of receiving the eligible rollover distribution, you choose to have it directly transferred to an applicable plan or a traditional IRA. Before you receive an eligible rollover distribution, we will provide a notice explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Loans

Although we do not do so at this time, we may offer a loan privilege in the future to Owners of Contracts issued in connection with Section 403(b) retirement arrangements that are not subject to Title 1 of the Employee Retirement Income Security Act of 1974 (ERISA).

If you are considering making a rollover transfer from a retirement plan described in Section 403(b) of the Code to a traditional IRA or a Roth IRA, you should consult with a tax adviser regarding possible tax consequences. If you have a loan outstanding under the section 403(b) plan, the transfer may subject you to income taxation on the amount of the loan balance.

Puerto Rico Contracts Issued to Fund Retirement Plans

The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. Although we may offer variable annuity contracts in Puerto Rico in connection with Puerto Rican "tax qualified" retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.

SEE YOUR OWN TAX ADVISER

The foregoing description of Federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax adviser.

                               IX. General Matters

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM
(for Contracts issued by John Hancock USA)

Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon:

     - termination of employment in the Texas public institutions of higher education;

     -    retirement;

     -    death; or

     -    the participant's attainment of age 70 1/2.

Accordingly, before you withdraw any amounts from the Contract, you must furnish proof to us that one of these four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers the Contract Value to another Contract or another qualified custodian during the period of participation in the ORP. Loans are not available under Contracts subject to the ORP.

DISTRIBUTION OF CONTRACTS

We pay compensation for sales of the Contracts.

John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal underwriter and distributor of the Contracts offered by this Prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain Variable Investment Options under the Contracts and under other annuity and life insurance products we offer.

JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5. It also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the Financial Industry Regulatory Authority ("FINRA, formerly the National Association of Securities Dealers, Inc., or "NASD").

We offer the Contracts for sale through broker-dealers (firms) that have entered into selling agreements with JH Distributors and us. Broker-dealers sell the Contracts through their registered representatives who have been appointed by us to act as our insurance agents. JH Distributors, or any of its affiliates that is registered under the 1934 Act and a member of FINRA, may also offer the Contracts directly to potential purchasers. Signator Investors, Inc. is an affiliated broker-dealer.

JH Distributors pays compensation to broker-dealers for the promotion and sale of the Contracts. Contract Owners do not pay this compensation directly. These payments are made from JH Distributors' and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying Fund's or fund-of-fund's (but not both) distribution plan ("12b-1 fees"), the fees and charges imposed under the Contract, and other sources.

The individual representative who sells you a Contract typically will receive a portion of the compensation, under the representative's own arrangement with his or her broker-dealer. A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the Contract; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contract(s) that have already been purchased.

Standard Compensation

The amount and timing of compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation with respect to Contracts sold through broker-dealers (inclusive of wholesaler overrides and expense allowances) and paid to broker-dealers is not expected to exceed 7.00% of Purchase Payments. In addition, JH Distributors may pay ongoing compensation at an annual rate of up to 1.20% of the values of the Contracts attributable to such Purchase Payments. The greater the amount of compensation paid by JH Distributors at the time you make a Purchase Payment, the less it will pay as ongoing compensation.

Revenue Sharing and Additional Compensation

In addition to standard compensation arrangements and to the extent permitted by SEC and NASD rules and other applicable laws and regulations, we, either directly or through JH Distributors, may enter into special compensation or reimbursement arrangements ("revenue sharing") with selected firms. We determine which firms to support and the extent of the payments that are made. Under these arrangements, the form of payment may be any one or a combination of a flat fee, a percentage of the assets we hold that are attributable to Contract allocations, a percentage of sales revenues, reimbursement of administrative expenses (including ticket charges), conference fees, or some other type of compensation.

We hope to benefit from these revenue sharing arrangements through increased sales of our annuity products. In consideration of these arrangements, a firm may feature the Contract in its sales system or give us preferential access to members of its sales force. In addition, the firm may agree to participate in our marketing efforts by allowing JH Distributors or its affiliates to participate in conferences, seminars or other programs attended by the firm's sales force.

These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements, including a list of any firms to whom we anticipate making payments of annual amounts greater than $5,000 under these arrangements, in the Statement of Additional Information
(SAI), which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

Selling broker dealers may receive additional payments from us, either directly or through JH Distributors, in the form of cash, other special compensation or reimbursement of expenses. These additional compensation or reimbursement payments may include, for example, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payments for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contract, and payments to assist a firm in connection with its marketing expenses and/or other events or activities sponsored by the firms. We may contribute to, as well as sponsor, various educational programs, sales promotions and/or contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash, or other awards, as may be permitted by applicable NASD rules and other applicable laws and regulations.

In an effort to promote the sale of our products, our affiliated broker-dealer may pay its registered representatives additional cash incentives such as bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

Differential Compensation

Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable contracts. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received from us to their registered representatives. As a result, registered representatives may be motivated to sell the variable annuity contracts of one issuer over another issuer, or one product over another product.

You should contact your registered representative for more information on compensation arrangements in connection with the sale and purchase of your Contract.

CONFIRMATION STATEMENTS

We will send you confirmation statements for certain transactions in your Investment Accounts. You should carefully review these statements to verify their accuracy. You should report any mistakes immediately to our Annuities Service Center. If you fail to notify our Annuities Service Center of any mistake within 60 days of the mailing of the confirmation statement, we will deem you to have ratified the transaction.

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the Contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no Contract Owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that may be reinsured include living benefits, guaranteed death benefits, DCA Fixed Investment Option guarantees, or other obligations.

            Appendix A: Examples of Calculation of Withdrawal Charges


The following examples assume an initial Purchase Payment of $30,000 and an Additional Purchase Payment of $20,000 during the second Contract Year.

EXAMPLE 1. If you surrender the Contract during Contract Year 3, the Contract Value is $60,000 and there have been no prior withdrawals, we will calculate the withdrawal charge as follows:


     a) First we will calculate the free withdrawal amount, which equals the greater of:



          -    10% of all purchase payments = .10 x ($30,000 + $20,000) =
               $5,000, or



          - Earnings equal to the Contract Value minus unliquidated Purchase Payments = $60,000 - $50,000 = $10,000.



     b) Next we determine the amount of Purchase Payments to be liquidated as the greater of the Contract Value or the unliquidated Purchase Payments, reduced by the free withdrawal amount, or $60,000 - $10,000 = $50,000.



     c) Finally we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the payment has been in the Contract.



          - The initial Purchase Payment is in the third year, so the applicable withdrawal charge is .05 x $30,000 = $1,500.



          - The Additional Purchase Payment of $20,000 is in the second year, so the applicable withdrawal charge is .06 x $20,000 = $1,200.



          -    The total withdrawal charge is $1,500 + $1,200 = $2,700.


EXAMPLE 2. If you surrender the Contract during Contract Year 3, the Contract Value is $35,000 and there have been no prior withdrawals, we will calculate the withdrawal charge as follows:

     a) First we will calculate the free withdrawal amount, which equals the greater of:


          -    10% of all Purchase Payments = .10 x ($30,000 + $20,000) =
               $5,000, or



          - Earnings equal to the Contract Value minus unliquidated Purchase Payments = $35,000 - $50,000 = $-15,000.


     b) Next we determine the amount of Purchase Payments to be liquidated as the greater of the Contract Value or the unliquidated Purchase Payments, reduced by the free withdrawal amount, or $50,000 - $5,000 = $45,000.

     c) Finally we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the Payment has been in the Contract.


          - The initial Purchase Payment is in the third year, so the applicable withdrawal charge is .05 x $30,000 = $1,500.



          - The Additional Purchase Payment of $20,000 is in the second year, so the applicable withdrawal charge is .06 x $15,000 = $900.



          -    The total withdrawal charge is $1,500 + $900 = $2,400.


EXAMPLE 3. If you take a partial withdrawal of $5,000 during Contract Year 3 when the Contract Value is $52,000 and then surrender the Contract later in Contract Year 3 when the Contract Value is $49,000, we will calculate the withdrawal charge as follows:


     a) First we will calculate the free withdrawal amount for the partial, which equals the greater of:



          -    10% of all Purchase Payments = .10 x ($30,000 + $20,000) =
               $5,000, or



          - Earnings equal to the Contract Value minus unliquidated Purchase Payments = $52,000 - $50,000 = $2,000.



     b) Since the partial withdrawal is equal to the free withdrawal amount, we will not liquidate any Purchase Payments and there will not be any withdrawal charge.



     c) When the Contract is surrendered, we will calculate the free withdrawal amount for the surrender, which equals the greater of:



          - 10% of all Purchase Payments reduced by prior withdrawals during the year = .10 x ($30,000 + $20,000) - $5,000 = $0, or



          - Earnings equal to the Contract Value minus unliquidated Purchase Payments = $49,000 - $50,000 = $-1,000.



     d) Next we determine the amount of Purchase Payments to be liquidated as the greater of the Contract Value or the unliquidated Purchase Payments, reduced by the free withdrawal amount, or $50,000 - $0 = $50,000.



     e) Finally we calculate the withdrawal charge by applying the appropriate withdrawal charge percentage for each Purchase Payment liquidated based on the length of time the payment has been in the Contract.



          - The initial Purchase Payment is in the third year, so the applicable withdrawal charge is .05 x $30,000 = $1,500.



          - The Additional Purchase Payment of $20,000 is in the second year, so the applicable withdrawal charge is .06 x $20,000 = $1,200.



          -    The total withdrawal charge is $1,500 + $1,200 = $2,700.

           Appendix B: Guaranteed Minimum Withdrawal Benefit Examples

The following examples provide hypothetical illustrations of the benefits provided under the Income Plus for Life and Income Plus for Life - Joint Life optional benefit Riders. These illustrations are not representative of future performance under your Contract, which may be higher or lower than the amounts shown.

EXAMPLES 1A, 1B, 1C AND 1D ILLUSTRATE THE BASIC OPERATION OF THE INCOME PLUS FOR LIFE OPTIONAL BENEFIT RIDER.


EXAMPLE 1A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING TO START WITHDRAWALS UNDER AN INCOME PLUS FOR LIFE RIDER PURCHASED ON OR AFTER JANUARY 17, 2008. Assume a single Purchase Payment of $100,000 at Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Benefit Base at the eligible Step-up Dates, so there is no Step-up and the Covered Person survives at least 20 years from issue.



                                                                                              BENEFIT BASE ON
CONTRACT YEAR   PURCHASE PAYMENTS   LIFETIME INCOME AMOUNT   WITHDRAWAL TAKEN   CREDIT     CONTRACT ANNIVERSARY
-------------   -----------------   ----------------------   ----------------   ------     --------------------
   At issue          $100,000                 N/A                 $    0        $    0          $100,000(1)
       1                    0                 N/A                      0         7,000(2)        107,000(3)
       2                    0                 N/A                      0         7,000           114,000
       3                    0                 N/A                      0         7,000           121,000
       4                    0                 N/A                      0         7,000           128,000
       5                    0                 N/A                      0         7,000           135,000
       6                    0                 N/A                      0         7,000           142,000
       7                    0                 N/A                      0         7,000           149,000
       8                    0                 N/A                      0         7,000           156,000
       9                    0                 N/A                      0         7,000           163,000
      10                    0                 N/A                      0         7,000           170,000
      11                    0              $8,500(4)               8,500             0           170,000
      12                    0               8,500                  8,500             0           170,000
      13                    0               8,500                  8,500             0           170,000
      14                    0               8,500                  8,500             0           170,000
      15                    0               8,500                  8,500             0           170,000
      20                    0               8,500                  8,500             0           170,000



(1) The initial Benefit Base is equal to the initial payment of $100,000. The Benefit Base is used to determine the Lifetime Income Amount and the Rider fee. It is not available for withdrawal as a lump sum.



(2) In this example, there is no withdrawal during the first Contract Year so a Credit will be added to the Benefit Base. The Credit amount is equal to 7% of the total Purchase Payments to date (.07 x $100,000 = $7,000).



(3) Following a Credit, the Benefit Base is recalculated. The new Benefit Base is equal to the Benefit Base before the Credit increased by the amount of the Credit ($100,000 + $7,000 = $107,000).



(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the Covered Person's attains age 59 1/2. The Lifetime Income Amount is initially equal to 5% of the Benefit Base at that time (.05 x $170,000 = $8,500).






EXAMPLE 1B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at Covered Person's age 60, an additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.



                              BENEFIT BASE     LIFETIME INCOME                      BENEFIT BASE ON     LIFETIME INCOME
                PURCHASE     AFTER PURCHASE     AMOUNT AFTER                            CONTRACT      AMOUNT ON CONTRACT
CONTRACT YEAR   PAYMENTS         PAYMENT      PURCHASE PAYMENT   WITHDRAWAL TAKEN     ANNIVERSARY         ANNIVERSARY
-------------   --------     --------------   ----------------   ----------------   ---------------   ------------------
   At issue     $100,000       $100,000            $5,000                 --            $100,000            $5,000
      1           10,000(1)     110,000(1)          5,500(1)          $5,500             110,000             5,500
      2           10,000(2)     114,500(2)          5,725(2)           5,725             114,500             5,725



(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the additional Purchase Payment, the Benefit Base is increased to equal the initial Benefit Base plus the amount of the additional Purchase Payment ($100,000 + $10,000 = $110,000). The Lifetime Income Amount is increased to 5% of the Benefit Base immediately after the Purchase Payment (.05 x $110,000 = $5,500).



(2) In the second year, there is another additional Purchase Payment of $10,000. Since there was a withdrawal prior to this payment and after the last additional Purchase Payment was applied to the Benefit Base, the Benefit Base is increased by the excess of the additional Purchase Payment over the previous withdrawals ($110,000 + ($10,000 - $5,500) = $114,500).
     The Lifetime Income Amount is increased to 5% of the Benefit Base immediately after the additional Purchase Payment (.05 x $114,500 = $5,725).

EXAMPLE 1C. THIS EXAMPLE ILLUSTRATES THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Credits. The Benefit Base Steps-up at the end of Contract Years 1, 2 and 3.



                                     LIFETIME INCOME                      HYPOTHETICAL CONTRACT VALUE
                                      AMOUNT AFTER                          ON CONTRACT ANNIVERSARY        BENEFIT BASE ON
CONTRACT YEAR   PURCHASE PAYMENTS   PURCHASE PAYMENT   WITHDRAWAL TAKEN        PRIOR TO RIDER FEE       CONTRACT ANNIVERSARY
-------------   -----------------   ----------------   ----------------   ---------------------------   --------------------
   At issue          $100,000               --                 --                       --                   $100,000
      1                     0           $5,000             $5,000                 $102,000                    102,000(1)
      2                     0            5,100(1)           5,100(1)               103,514                    103,514
      3                     0            5,176              5,176                  105,020                    105,020
      4                     0            5,251              5,251                   94,013(2)                 105,020(2)
      5                     0            5,251              5,251                   78,793                    105,020



(1) At the end of Contract Year 1, the Contract Value in this example, $102,000 is greater than the Benefit Base of $100,000. The Benefit Base will increase to equal the Contract Value of $102,000. The Lifetime Income Amount will increase to 5% of the new Benefit Base (.05 x $102,000 = $5,100).


(2) At the end of Contract Year 4, the Contract Value in this example, $94,013 is less than the Benefit Base of $105,020. The Benefit Base will remain at $105,020.


EXAMPLE 1D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS AND THE IMPACT OF WITHDRAWALS ON SUBSEQUENT PAYMENTS APPLIED TO THE BENEFIT BASE. Assume an initial Purchase Payment of $100,000 at age 60, Additional Payments in years 2, 13 and 15, an excess withdrawal in year 1 and a withdrawal of the Lifetime Income Amount in year 14.



                LIFETIME INCOME
                 AMOUNT BEFORE    PURCHASE                         HYPOTHETICAL                   LIFETIME INCOME
CONTRACT YEAR     TRANSACTION     PAYMENTS     WITHDRAWAL TAKEN   CONTRACT VALUE   BENEFIT BASE        AMOUNT
-------------   ---------------   --------     ----------------   --------------   ------------   ---------------
   At issue              --       $100,000             --            $100,000       $100,000         $5,000
      1              $5,000              0        $10,000(1)           85,000         85,000(1)       4,250(1)
      2               4,250         10,000(2)           0              93,500         95,000(2)       4,750(2)
      12              4,750              0              0             120,000        120,000          6,000
      13              6,000         10,000(3)           0             130,000        130,000(3)       6,500(3)
      14              6,500              0          6,500             123,500        130,000          6,500
      15              6,500         10,000(4)           0             130,000        133,500(4)       6,675(4)



(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $5,000. The Benefit Base will be Reset to equal the lesser of the Contract Value after the withdrawal ($85,000) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000). The Lifetime Income Amount will Reset to 5% of the new Benefit Base (.05 x $85,000 = $4,250).



(2) The Additional Payment of $10,000 in year 2 is the first Payment or Withdrawal since the Reset of the Benefit Base, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $95,000 ($85,000 + $10,000). The new Lifetime Income Amount is .05 x $95,000 = $4,750.



(3) The Additional Payment of $10,000 in year 13 is the first Payment or Withdrawal since the Step-up of the Benefit Base at the end of year 12, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $130,000 ($120,000 + $10,000). The new Lifetime Income Amount is .05 x $130,000 = $6,500.



(4) The Additional Payment of $10,000 in year 15 is reduced by the $6,500 Withdrawal since the last increase of the Benefit Base in year 13 by an Additional Payment. The new Benefit Base equals $133,500 ($130,000 + $10,000 - $6,500). The new Lifetime Income Amount is .05 x $133,500 = $6,675.

EXAMPLES 2A, 2B, 2C AND 2D ILLUSTRATE THE BASIC OPERATION OF THE INCOME PLUS FOR LIFE - JOINT LIFE OPTIONAL BENEFIT RIDER.


EXAMPLE 2A. THIS EXAMPLE ILLUSTRATES THE IMPACT OF WAITING FOR WITHDRAWALS UNDER AN INCOME PLUS FOR LIFE - JOINT LIFE RIDER PURCHASED ON OR AFTER JANUARY 17, 2008. Assume a single Purchase Payment of $100,000 at the youngest Covered Person's age 49 1/2, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken beginning in year 11. Also assume that the Contract Value is less than the Benefit Base at the eligible Step-up Dates, so there is no Step-up and at least one of the Covered Persons survives at least 20 years from issue.



                                    LIFETIME INCOME                                 BENEFIT BASE ON CONTRACT
CONTRACT YEAR   PURCHASE PAYMENTS        AMOUNT       WITHDRAWAL TAKEN   CREDIT            ANNIVERSARY
-------------   -----------------   ---------------   ----------------   ------     ------------------------
   At issue          $100,000             N/A              $    0        $    0            $100,000(1)
       1                    0             N/A                   0         7,000(2)          107,000(3)
       2                    0             N/A                   0         7,000             114,000
       3                    0             N/A                   0         7,000             121,000
       4                    0             N/A                   0         7,000             128,000
       5                    0             N/A                   0         7,000             135,000
       6                    0             N/A                   0         7,000             142,000
       7                    0             N/A                   0         7,000             149,000
       8                    0             N/A                   0         7,000             156,000
       9                    0             N/A                   0         7,000             163,000
      10                    0             N/A                   0         7,000             170,000
      11                    0          $8,075(4)            8,075             0             170,000
      12                    0            8,075              8,075             0             170,000
      13                    0            8,075              8,075             0             170,000
      14                    0            8,075              8,075             0             170,000
      15                    0            8,075              8,075             0             170,000
      20                    0            8,075              8,075             0             170,000



(1) The initial Benefit Base is equal to the initial payment of $100,000. The Benefit Base is used to determine the Lifetime Income Amount and the Rider fee. It is not available for withdrawal as a lump sum.



(2) In this example, there is no withdrawal during the first Contract Year so a Credit will be added to the Benefit Base. The Credit amount is equal to 7% of the total Purchase Payments to date (.07 x $100,000 = $7,000).



(3) Following a Credit, the Benefit Base is recalculated. The new Benefit Base is equal to the Benefit Base before the Credit increased by the amount of the Credit ($100,000 + $7,000 = $107,000).



(4) The Lifetime Income Amount is calculated on the Contract Anniversary after the youngest Covered Person's attains age 59 1/2. The Lifetime Income Amount is initially equal to 4.75% of the Benefit Base at that time (.0475 x $170,000 = $8,075)


EXAMPLE 2B. THIS EXAMPLE ILLUSTRATES ADDITIONAL PURCHASE PAYMENTS. Assume an initial Purchase Payment of $100,000 at youngest Covered Person's age 60, an additional Purchase Payment of $10,000 during Contract Year 1, and an additional Purchase Payment of $10,000 in year 2. Withdrawals are taken at the end of all Contract Years. Also assume that the Contract Value is less than the Benefit Base so there is no Step-up.


                                                  LIFETIME INCOME                                        LIFETIME INCOME
                                                    AMOUNT AFTER                       BENEFIT BASE ON      AMOUNT ON
                PURCHASE     BENEFIT BASE AFTER       PURCHASE                            CONTRACT           CONTRACT
CONTRACT YEAR   PAYMENTS      PURCHASE PAYMENT        PAYMENT       WITHDRAWAL TAKEN     ANNIVERSARY       ANNIVERSARY
-------------   --------     ------------------   ---------------   ----------------   ---------------   ---------------
  At issue      $100,000         $100,000            $4,750                  --            $100,000           $5,000
      1           10,000(1)       110,000(1)          5,225(1)           $5,225             110,000            5,225
      2           10,000(2)       114,775(2)          5,452(2)            5,452             114,775            5,452



(1) In this example, there is an additional Purchase Payment during the first Contract Year. Following the Additional Purchase Payment, the Benefit Base is increased to equal the initial Benefit Base plus the amount of the additional Purchase Payment ($100,000 + $10,000 = $110,000). The Lifetime Income Amount is increased to 4.75% of the Benefit Base immediately after the Purchase Payment (.0475 x $110,000 = $5,225).



(2) In the second year, there is another additional Purchase Payment of $10,000. Since there was a withdrawal prior to this payment and after the last additional Purchase Payment was applied to the Benefit Base, the Benefit Base is increased by the excess of the Purchase Payment over the previous withdrawals ($110,000 + ($10,000 - $5,225) = $114,775). The
     Lifetime Income Amount is increased to 4.75% of the Benefit Base immediately after the Purchase Payment (.0475 x $114,775 = $5,452).

EXAMPLE 2C. THIS EXAMPLE ILLUSTRATES THE IMPACT OF STEP-UPS. Assume a single Purchase Payment of $100,000 at age 59 1/2 of the youngest Covered Person, no additional Purchase Payments are made, withdrawals equal to the Lifetime Income Amount are taken in Contract Years 1, 2, 3 and 4. Since withdrawals are taken every year, there are no Credits. The Benefit Base Steps-up at the end of Contract Years 1, 2 and 3.



                                                                                HYPOTHETICAL CONTRACT
                                                                                  VALUE ON CONTRACT
                                    LIFETIME INCOME AMOUNT                       ANNIVERSARY PRIOR TO      BENEFIT BASE ON
CONTRACT YEAR   PURCHASE PAYMENTS   AFTER PURCHASE PAYMENT   WITHDRAWAL TAKEN         RIDER FEE         CONTRACT ANNIVERSARY
-------------   -----------------   ----------------------   ----------------   ---------------------   --------------------
   At issue          $100,000                  --                     --                   --                $100,000
      1                     0              $4,750                $4,750              $102,250                 102,250
      2                     0               4,857(1)              4,857(1)            104,025                 104,025(1)
      3                     0               4,941                  4,941              105,800                 105,800
      4                     0               5,026                  5,026               94,977(2)              105,800(2)
      5                     0               5,026                  5,026               79,882                 105,800



(1) At the end of Contract Year 1, the Contract Value in this example, $102,250 is greater than the Benefit Base of $100,000. The Benefit Base will increase to equal the Contract Value of $102,000. The Lifetime Income Amount will increase to 4.75% of the new Benefit Base (.0475 x $102,000 = $4,857).


(2) At the end of Contract Year 4, the Contract Value in this example, $94,977 is less than the Benefit Base of $105,800. The Benefit Base will remain at $105,800.


EXAMPLE 2D. THIS EXAMPLE ILLUSTRATES EXCESS WITHDRAWALS AND THE IMPACT OF WITHDRAWALS ON SUBSEQUENT PAYMENTS APPLIED TO THE BENEFIT BASE. Assume an initial Purchase Payment of $100,000 at age 60, Additional Payments in years 2, 13 and 15, an excess withdrawal in year 1 and a withdrawal of the Lifetime Income Amount in year 14.



                LIFETIME INCOME
                 AMOUNT BEFORE    PURCHASE                         HYPOTHETICAL                   LIFETIME INCOME
CONTRACT YEAR     TRANSACTION     PAYMENTS     WITHDRAWAL TAKEN   CONTRACT VALUE   BENEFIT BASE        AMOUNT
-------------   ---------------   --------     ----------------   --------------   ------------   ---------------
   At issue              --       $100,000             --            $100,000       $100,000         $4,750
       1             $4,750              0        $10,000(1)           85,000         85,000(1)       4,038(1)
       2              4,038         10,000(2)           0              93,500         95,000(2)       4,513(2)
      12              4,513              0              0             120,000        120,000          5,700
      13              5,700         10,000(3)           0             130,000        130,000(3)       6,175(3)
      14              6,175              0          6,175             123,825        130,000           6,175
      15              6,175         10,000(4)           0             130,000        133,825(4)       6,357(4)



(1) The withdrawal of $10,000 exceeds the Lifetime Income Amount of $4,750. The Benefit Base will be Reset to equal the lesser of the Contract Value after the withdrawal ($85,000) or the Benefit Base prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000). The Lifetime Income Amount will Reset to 4.75% of the new Benefit Base (.0475 x $85,000 = $4,038).



(2) The Additional Payment of $10,000 in year 2 is the first Payment or Withdrawal since the Reset of the Benefit Base, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $95,000 ($85,000 + $10,000). The new Lifetime Income Amount is .0475 x $95,000 = $4,513.



(3) The Additional Payment of $10,000 in year 13 is the first Payment or Withdrawal since the Step-up of the Benefit Base at the end of year 12, so the entire $10,000 is added to the Benefit Base. The new Benefit Base equals $130,000 ($120,000 + $10,000). The new Lifetime Income Amount is .0475 x $130,000 = $6,175.



(4) The Additional Payment of $10,000 in year 15 is reduced by the $6,175 Withdrawal since the last increase of the Benefit Base in year 13 by an Additional Payment. The new Benefit Base equals $133,825 ($130,000 + $10,000 - $6,175). The new Lifetime Income Amount is .0475 x $133,825 =
     $6,357.

                        Appendix C: Qualified Plan Types


TRADITIONAL IRAS

Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an Education IRA under Section 530 of the Code.

The Contract may be issued with a death benefit or certain benefits provided by an optional rider. The presence of such benefits may increase the amount of any required minimum distributions for IRAs and other Contracts subject to the required minimum distribution rules.

Distributions

In general, unless you have made non-deductible contributions to your IRA, all amounts paid out from a traditional IRA contract (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a Contract not purchased under a Qualified Plan, you may incur an additional 10% penalty tax if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply as specified in Code section 72(t)). If you have made any non-deductible contributions to an IRA contract, all or part of any withdrawal or surrender distribution, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the distribution.

The tax law requires that annuity payments under a traditional IRA contract begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age and the value of the Contract, taking into account both the account balance and, in 2006 and subsequent years, the actuarial present value of other benefits provided under the Contract.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain respects.

Among the differences are that contributions to a Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

     -    made after the Owner attains age 59 1/2;

     -    made after the Owner's death;

     -    attributable to the Owner being disabled; or

     -    a qualified first-time homebuyer distribution within the meaning of
          Section 72(t)(2)(F) of the Code.

In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a traditional IRA or another Roth IRA. A Roth IRA, however, may not accept rollover contributions from other Qualified Plans, except (and only to the extent) that such rollover consists of designated Roth contributions to the rollover.

If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which include Roth IRAs) and other Contracts subject to the minimum distribution rules. Also, the state tax treatment of a Roth IRA may differ from the Federal income tax treatment of a Roth IRA. If you intend to use the Contract in connection with a Roth IRA, you should seek independent tax advice.

Conversion or Direct Rollover to a Roth IRA

You can convert a traditional IRA to a Roth IRA or, beginning in 2008, directly roll over distributions that you receive from a retirement plan described in Sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in Section 457(b) of the Code to a Roth IRA unless:

     -    you have adjusted gross income over $100,000; or

     -    you are a married taxpayer filing a separate return.

The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees. No similar limitations apply to rollovers from one Roth IRA to another Roth IRA.

If you are considering making a rollover transfer from a retirement plan described in Section 403(b) of the Code to a traditional IRA or a Roth IRA, you should consult with a tax adviser regarding possible tax consequences. If you have a loan outstanding under the section 403(b) plan, the transfer may subject you to income taxation on the amount of the loan balance.

SIMPLE IRA PLANS

In general, under Section 408(p) of the Code a small business employer may establish a SIMPLE IRA retirement plan if the employer employed 100 or fewer employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SIMPLE IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SIMPLE IRA retirement plan are generally the same as those discussed above for distributions from a traditional IRA. The rules on taxation of distributions are also similar to those that apply to a traditional IRA, except that (i) tax free rollovers may be made from a SIMPLE IRA plan only to another SIMPLE IRA plan during the first two years of participation in the plan; and (ii) the penalty tax on early distribution from a SIMPLE IRA plan that occurs during the first two years of participation is 25%, instead of 10%. Employers intending to use the Contract in connection with such plans should seek independent tax advice.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. If the Contract is issued with certain death benefits or benefits provided by an optional rider, the presence of these benefits may increase the amount of any required minimum distributions for IRAs (which would include SEP-IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SEP-IRA, and rules on taxation of distributions from a SEP-IRA, are generally the same as those discussed above for distributions from a traditional IRA.

TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude amounts contributed from gross income for tax purposes. These types of annuity contracts are commonly referred to as "tax-sheltered annuities." We do not currently offer Contracts for use in this type of Qualified Plan.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS


Sections 401(a) and 403(a) of the code permit corporate employers to establish various types of tax-deferred retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh", permits self-employed individuals to establish tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The Contract provides death benefit options that in certain circumstances may exceed the greater of the Purchase Payments and Contract Value. It is possible that the presence of the death benefit could be characterized by the IRS as an "incidental death benefit" and result in currently taxable income to the participant. There also are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans. If the Contract is issued with certain death benefits or benefits provided under an optional rider, the presence of these benefits may increase the amount of any required minimum distributions that must be made. Employers intending to use the Contract in connection with such plans should seek independent advice.


Minimum distribution to the employee under an employer's pension and profit sharing plan qualified under Section 401(a) of the Code must begin no later than April 1 of the year following the calendar year in which the employee reaches age 70 1/2 or, if later, retires. In the case of an employee who is a 5 percent Owner as defined in Code section 416, the required beginning date is April 1 of the year following the calendar year in which employee reaches age 70 1/2.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for Federal income tax purposes.

A Section 457 plan must satisfy several conditions, including the requirement that it must not permit distributions prior to your separation from service (except in the case of an unforeseen emergency).

When we make payments under your Contract, the payment is taxed as ordinary income. Minimum distributions under a Section 457 plan must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires.

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                                     PART B

                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION

                                             Statement of Additional Information
                                                         dated February 11, 2008


                              [JOHN HANCOCK LOGO]

                       Statement of Additional Information
         John Hancock Life Insurance Company (U.S.A.) Separate Account H

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectuses dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of the flexible purchase payment deferred variable annuity contracts (singly, a "Contract and collectively, the "Contracts" issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("John Hancock USA") in all jurisdictions except New York as follows:

                     PROSPECTUSES ISSUED BY JOHN HANCOCK USA
           (to be read with this Statement of Additional Information)
               Venture (R) Opportunity A Share Variable Annuities
               Venture (R) Opportunity B Share Variable Annuities

You may obtain a copy of the Prospectuses listed above by contacting us at the following addresses:

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                 ANNUITIES SERVICE CENTER        MAILING ADDRESS
                 164 Corporate Drive             Post Office Box 9505
                 Portsmouth, NH 03801-6815       Portsmouth, NH 03802-9505
                 (617) 663-3000 or               www.jhannuities.com
                 (800) 344-1029


JHUSA SEP ACCT H SAI 2/08

                                Table of Contents


GENERAL INFORMATION AND HISTORY...............................         3
SERVICES......................................................         3
     Independent Registered Public Accounting Firm............         3
     Servicing Agent..........................................         3
     Principal Underwriter....................................         3
     Special Compensation and Reimbursement
     Arrangements.............................................         4
LEGAL AND REGULATORY MATTERS..................................         5
APPENDIX A: FINANCIAL
STATEMENTS....................................................       A-1

                         General Information and History

John Hancock Life Insurance Company (U.S.A.) Separate Account H, (the "Separate Account") (formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H) is a separate investment account of John Hancock Life Insurance Company (U.S.A.), ("we," "us," "the Company," or "John Hancock USA") (formerly, The Manufacturers Life Insurance Company (U.S.A.)). We are a stock life insurance company organized under the laws of Delaware in 1979. Our principal office is located at 38500 Woodward Avenue Bloomfield Hills, Michigan 48304. We also have an Annuity Service Center located at 601 Congress Street, Boston, Massachusetts 02210. Our ultimate parent is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

The Separate Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("Manulife North America"), another wholly-owned subsidiary of MFC which on January 1, 2002 merged into the Company. As a result of this merger, the Company became the owner of all of Manulife North America's assets, including the assets of the Separate Account and assumed all of Manulife North America's obligations including those under the contracts. The merger had no other effect on the terms and conditions of the contracts or on your allocations among investment options.

Our financial statements which are included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                    Services

Independent Registered Public Accounting Firm


The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and the financial statements of John Hancock Life Insurance Company (U.S.A.) Separate Account H at December 31, 2006, and for each of the two years in the period ended December 31, 2006, appearing in this Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


Servicing Agent

Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

      - daily updates on accumulation unit values, variable annuity participants and transactions, and agent production and commissions;

      -     semimonthly commission statements;

      -     monthly summaries of agent production and daily transaction reports;

      -     semiannual statements for contract owners; and

      -     annual contract owner tax reports.

We pay CSC FSG approximately $7.80 per policy per year, plus certain other fees for the services provided.

Principal Underwriter


John Hancock Distributors, LLC, ("JH Distributors"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amounts of underwriting commissions paid to JH Distributors in 2007, 2006 and 2005 were $657,183,413, $516,555,523 and $510,874,858, respectively.

Special Compensation and Reimbursement Arrangements

The Contracts are primarily sold through selected firms. The Contracts' principal distributor, JH Distributors, and its affiliates (collectively, "JHD") pay compensation to broker-dealers (firms) for the promotion and sale of the Contracts. The compensation JHD pays may vary depending on each firm's selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to the firms for sale of the Contracts (not including riders) is not expected to exceed the standard compensation amounts referenced in the product prospectuses. The amount and timing of this compensation may differ among firms.

The registered representative through whom your Contract is sold will be compensated pursuant to that registered representative's own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative's compensation You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your Contract.

Compensation to firms for the promotion and sale of the Contracts is not paid directly by Contract owners, but we expect to recoup it through the fees and charges imposed under the Contract.

We may, directly or through JHD, make, either from 12b-1 distribution fees received from the Contracts' underlying investment funds or out of our own resources, additional payments to firms. These payments are sometimes referred to as "revenue sharing." Revenue sharing expenses are any payments made to broker-dealers or other intermediaries to either (i) compensate the intermediary for expenses incurred in connection with the promotion and/or sale of John Hancock investment products or (ii) obtain promotional and/or distribution services for John Hancock investment products. Many firms that sell the Contracts receive one or more types of these cash payments.

We are among several insurance companies that pay additional payments to certain firms to receive "preferred" or recommended status. These privileges include: additional or special access to sales staff; opportunities to provide and/or attend training and other conferences; advantageous placement of our products on customer lists ("shelf-space arrangements"); and other improvements in sales by featuring our products over others.


The categories of payments that we may provide, directly or through JHD, to firms are described below. These categories are not mutually exclusive and we may make additional types of revenue sharing payments in the future. The same firms may receive payments under more than one or all categories. These payments assist in our efforts to promote the sale of the Contracts. We agree with the firm on the methods for calculating any additional compensation, which may include the level of sales or assets attributable to the firm. Not all firms receive additional compensation and the amount of compensation varies. These payments could be significant to a firm. We determine which firms to support and the extent of the payments it is willing to make. We generally choose to compensate firms that have a strong capability to distribute the Contracts and that are willing to cooperate with our promotional efforts. We do not make an independent assessment of the cost of providing such services.



You are encouraged to review the prospectus for each Fund for any other compensation arrangements pertaining to the distribution of Fund shares.


We may, directly or through JHD, also have arrangements with intermediaries that are not members of FINRA.

Sales and Asset Based Payments. We may, directly or through JHD, make revenue sharing payments as incentives to certain firms to promote and sell the Contracts. We hope to benefit from revenue sharing by increasing Contract sales. In consideration for revenue sharing, a firm may feature the Contracts in its sales system or give us additional access to members of its sales force or management. In addition, a firm may agree to participate in our marketing efforts by allowing us to participate in conferences, seminars or other programs attended by the firm's sales force. Although a firm may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients that have purchased the Contracts, the firm may earn a profit on these payments. Revenue sharing payments may provide a firm with an incentive to favor the Contracts in its sales efforts.

The revenue sharing payments we make may be calculated on sales of our products by the firm ("Sales-Based Payments"). These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. We make these payments on a periodic basis.

Such payments also may be calculated based upon the "assets under management" attributable to a particular firm ("Asset-Based Payments"). These payments are based upon a percentage of the contract value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. We make these payments on a periodic basis.

Sales-Based Payments primarily create incentives to make new sales of our insurance products and Asset-Based Payments primarily create incentives to service and maintain previously sold Contracts. We may pay a firm either or both Sales-Based Payments and Asset-Based Payments.

Administrative and Processing Support Payments. We may, directly or through JHD, also make payments to certain firms that sell our products for certain administrative services, including record keeping and sub-accounting Contract owner accounts, and in connection with account maintenance support, statement preparation and transaction processing. The types of payments that we may make under this category include, among others, payment of ticket charges per purchase or exchange order placed by a firm, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a firm's mutual fund trading system.

Other Payments. We may, directly or through JHD, also provide, either from the 12b-1 distribution fees received from the funds underlying the Contracts or out of our own resources, additional compensation to firms that sell or arrange for the sale of Contracts. Such compensation may include seminars for the public, advertising and sales campaigns regarding the Contracts to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. We may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards.

Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as FINRA. We make payments for entertainment events we deem appropriate, subject to our guidelines and applicable law. These payments may vary widely, depending upon the nature of the event or the relationship. We may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

We may have other relationships with firms relating to the provisions of services to the Contacts, such as providing omnibus account services, transaction processing services, or effecting portfolio transactions for funds. If a firm provides these services, we may compensate the firm for these services. In addition, a firm may have other compensated or uncompensated relationships with us that are not related to the Contracts.

                          Legal and Regulatory Matters

There are no legal proceedings to which we, the Separate Account or the principal underwriter is a party, or to which the assets of the Separate Account are subject, that are likely to have a material adverse effect on:

      -     the Separate Account; or

      - the ability of the principal underwriter to perform its contract with the Separate Account; or

      - on our ability to meet our obligations under the variable annuity contracts funded through the Separate Account.

On June 25, 2007, John Hancock Investment Management Services, LLC (the "Adviser") and John Hancock Distributors LLC (the "Distributor") and two of their affiliates (collectively, the "John Hancock Affiliates") reached a settlement with the Securities and Exchange Commission ("SEC") that resolved an investigation of certain practices relating to the John Hancock Affiliates' variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust funds that participated in the Adviser's commission recapture program during the period from 2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of fund shares in April 2004.

                        APPENDIX A: Financial Statements

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

John Hancock Life Insurance Company (U.S.A.)
Years Ended December 31, 2006, 2005, and 2004

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

              INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.................... F-2

Audited Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2006 and 2005............... F-3

Consolidated Statements of Income for the years ended December 31, 2006,
  2005, and 2004........................................................... F-4

Consolidated Statements of Changes in Shareholder's Equity and
  Comprehensive Income for the years ended December 31, 2006, 2005, and
  2004..................................................................... F-5

Consolidated Statements of Cash Flows for the years ended December 31,
  2006, 2005, and 2004..................................................... F-6

Notes to Consolidated Financial Statements................................. F-7

            Report of Independent Registered Public Accounting Firm

The Board of Directors
John Hancock Life Insurance Company (U.S.A.)

We have audited the accompanying consolidated balance sheets of John Hancock Life Insurance Company (U.S.A) ("The Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholder's equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Life Insurance Company (U.S.A.) at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other post retirement plans. Also as discussed in Note 1 to the consolidated financial statements, in 2004 the Company changed its method of accounting for certain nontraditional long duration contracts and for separate accounts.

                                                   /s/ ERNST & YOUNG LLP

Boston, Massachusetts
April 20, 2007

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                          CONSOLIDATED BALANCE SHEETS

                                                                December 31,
                                                              -----------------
                                                                2006     2005
                                                              -------- --------
                                                                (in millions)
Assets

Investments
Fixed maturities:
   Available-for-sale - at fair value (cost: 2006 - $11,231;
     2005 - $11,215)......................................... $ 11,629 $ 11,770
Equity securities:
   Available-for-sale - at fair value (cost: 2006 - $857;
     2005 - $478)............................................    1,034      584
Mortgage loans on real estate................................    2,446    2,410
Real estate..................................................    1,401    1,449
Policy loans.................................................    2,340    2,187
Short term investments.......................................      645      549
Other invested assets........................................      132       61
                                                              -------- --------
   Total Investments.........................................   19,627   19,010

Cash and cash equivalents....................................    4,112    2,591
Accrued investment income....................................      247      246
Deferred acquisition costs...................................    4,701    4,112
Deferred sales inducements...................................      235      231
Amounts due from affiliates..................................    2,657    2,520
Reinsurance recoverable......................................    1,295    1,201
Other assets (Goodwill: 2006-$54; 2005-$54)..................    1,276    1,184
Separate account assets......................................   90,462   70,565
                                                              -------- --------
   Total Assets.............................................. $124,612 $101,660
                                                              ======== ========
Liabilities and Shareholder's Equity

Liabilities:

Future policy benefits....................................... $ 22,379 $ 20,930
Policyholders' funds.........................................      226      161
Unearned revenue.............................................      766      811
Unpaid claims and claim expense reserves.....................      776      579
Dividends payable to policyholders...........................      200      203
Amounts due to affiliates....................................    2,767    2,396
Deferred income tax liability................................      762      610
Other liabilities............................................    1,492    1,278
Separate account liabilities.................................   90,462   70,565
                                                              -------- --------
   Total Liabilities.........................................  119,830   97,533

Shareholder's Equity:

Capital stock................................................       76        5
Additional paid in capital...................................    2,145    2,045
Retained earnings............................................    1,922    1,410
Accumulated other comprehensive income.......................      639      667
                                                              -------- --------
   Total Shareholder's Equity................................    4,782    4,127
                                                              -------- --------
   Total Liabilities and Shareholder's Equity................ $124,612 $101,660
                                                              ======== ========

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                       CONSOLIDATED STATEMENTS OF INCOME

                                                           For the years ended
                                                               December 31,
                                                           --------------------
                                                            2006   2005   2004
                                                           ------ ------ ------
                                                              (in millions)
Revenues
   Premiums............................................... $1,014 $  870 $  943
   Fee income.............................................  2,483  1,769  1,374
   Net investment income..................................  1,163  1,169  1,148
   Net realized investment gains..........................      5    209    285
                                                           ------ ------ ------
       Total revenues.....................................  4,665  4,017  3,750

Benefits and expenses

   Benefits to policyholders..............................  1,889  1,579  1,687
   Other operating costs and expenses.....................  1,117    921    737
   Amortization of deferred acquisition costs and
     deferred sales inducements...........................    529    322    358
   Dividends to policyholders.............................    395    400    389
                                                           ------ ------ ------
       Total benefits and expenses........................  3,930  3,222  3,171

Income before income taxes and cumulative effect of
  accounting change.......................................    735    795    579
Income taxes..............................................    223    247    168
                                                           ------ ------ ------
Income before cumulative effect of accounting change......    512    548    411
Cumulative effect of accounting change, net of tax........     --     --     48
                                                           ------ ------ ------
Net income................................................ $  512 $  548 $  459
                                                           ====== ====== ======

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                           AND COMPREHENSIVE INCOME

                                                                         Accumulated
                                                    Additional              Other         Total
                                            Capital  Paid In   Retained Comprehensive Shareholder's Outstanding
                                             Stock   Capital   Earnings    Income        Equity       Shares
                                            ------- ---------- -------- ------------- ------------- -----------
                                                 (in millions, except for shares outstanding)       (thousands)
Balance at January 1, 2004.................   $ 5     $2,024    $  753      $ 793        $3,575        4,829
   Comprehensive income:
       Net income..........................                        459                      459
       Other comprehensive income,
         net of tax:
          Net unrealized losses............                                   (25)          (25)
          Net gains on cash flow
            hedges.........................                                     6             6
          Minimum pension liability........                                    (1)           (1)
          Foreign currency
            translation adjustment.........                                    55            55
                                                                                         ------
   Comprehensive income....................                                                 494
Dividend paid to parent....................                       (150)                    (150)
                                              ---     ------    ------      -----        ------        -----
Balance at December 31, 2004...............   $ 5     $2,024    $1,062      $ 828        $3,919        4,829
                                              ===     ======    ======      =====        ======        =====
Balance at January 1, 2005.................   $ 5     $2,024    $1,062      $ 828        $3,919        4,829
   Comprehensive income:
       Net income..........................                        548                      548
       Other comprehensive income,
         net of tax:
          Net unrealized losses............                                  (139)         (139)
          Net losses on cash flow
            hedges.........................                                    (1)           (1)
          Minimum pension liability........                                   (21)          (21)
                                                                                         ------
   Comprehensive income....................                                                 387
Capital contribution from parent...........               13                                 13
Transactions with affiliates...............                8                                  8
Dividend paid to parent....................                       (200)                    (200)
                                              ---     ------    ------      -----        ------        -----
Balance at December 31, 2005...............   $ 5     $2,045    $1,410      $ 667        $4,127        4,829
                                              ===     ======    ======      =====        ======        =====
Balance at January 1, 2006.................   $ 5     $2,045    $1,410      $ 667        $4,127        4,829
   Comprehensive income:
       Net income..........................                        512                      512
       Other comprehensive income,
         net of tax:.......................
          Net unrealized losses............                                   (38)          (38)
          Minimum pension liability........                                     5             5
          Foreign currency
            translation adjustment.........                                     7             7
                                                                                         ------
   Comprehensive income....................                                                 486
SFAS 158 transition adjustment.............                                    (2)           (2)
Common stock issued to parent..............    71                                            71
Transaction with affiliate.................               87                                 87
Stock options..............................               13                                 13
                                              ---     ------    ------      -----        ------        -----
Balance at December 31, 2006...............   $76     $2,145    $1,922      $ 639        $4,782        4,829
                                              ===     ======    ======      =====        ======        =====

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           For the years ended December 31,
                                                                           -------------------------------
                                                                             2006        2005       2004
                                                                            --------    -------   -------
                                                                                  (in millions)
Cash flows provided by (used in) operating activities:
   Net income............................................................. $    512    $   548    $   459
       Adjustments to reconcile net income to net cash provided by operating activities:
       Net realized investment gains......................................       (5)      (209)      (285)
       Change in accounting principle.....................................       --         --        (48)
       Amortization of premium/discount - fixed maturities................       13         27        (18)
       Deferral of acquisition costs and sales inducements................   (1,154)      (976)      (901)
       Amortization of deferred acquisition costs and deferred sales
         inducements......................................................      529        322        358
       Depreciation and amortization......................................       26         27         21
       (Increase) decrease in accrued investment income...................       (1)        58          7
       Decrease (increase) in other assets and other liabilities, net.....      104       (378)       145
       Increase (decrease) in policyholder liabilities and accruals,
         net..............................................................      479       (397)       432
       Increase in deferred income tax liability..........................      122        118        128
                                                                            --------    -------   -------
       Net cash provided by (used in) operating activities................      625       (860)       298

Cash flows used in investing activities:
   Sales, maturities, prepayments and scheduled redemptions of:
       Fixed maturities available-for-sale................................   10,315      8,523      9,218
       Equity securities available-for-sale...............................      355        153        209
       Mortgage loans on real estate......................................    1,105        508        335
       Real estate........................................................       27          9          3
       Other invested assets..............................................        1          1         --
   Purchases of:
       Fixed maturities available-for-sale................................  (10,327)    (9,294)    (9,277)
       Equity securities available-for-sale...............................     (690)      (261)      (159)
       Real estate........................................................      (16)       (35)      (212)
       Other invested assets..............................................      (75)        (7)        --
   Mortgage loans on real estate issued...................................   (1,128)      (529)      (481)
   Net purchases of short-term investments................................     (162)      (112)      (170)
   Policy loans (advanced) repaid, net....................................     (154)       480       (149)
                                                                            --------    -------   -------
       Net cash used in investing activities..............................     (749)      (564)      (683)

Cash flows provided by financing activities:
   Common stock issued to parent..........................................       71         --         --
   Capital contribution from parent.......................................       --         13         --
   Cash received on sale of real estate to affiliate......................      150         --         --
   Net cash transferred related to Taiwan operations......................       --        (24)        --
   Universal life and investment-type contract deposits...................    2,832      2,144    $ 2,250
   Universal life and investment-type contract maturities and
     withdrawals..........................................................   (1,266)      (938)    (1,327)
   Net transfers to separate accounts from policyholders funds............     (433)      (341)      (414)
   Unearned revenue on financial reinsurance..............................      (49)        49        120
   Increase in amounts due to/from affiliates, net........................      289      1,810        155
   Excess tax benefits related to share based payments....................        2         --         --
   Net reinsurance recoverable............................................       49         20        261
   Dividend paid to parent................................................       --       (200)      (150)
                                                                            --------    -------   -------
   Net cash provided by financing activities..............................    1,645      2,533        895

   Net increase in cash and cash equivalents..............................    1,521      1,109        510
Cash and cash equivalents at beginning of year............................    2,591      1,482        972
                                                                            --------    -------   -------
Cash and cash equivalents at end of year.................................. $  4,112    $ 2,591    $ 1,482
                                                                            ========    =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Business

John Hancock Life Insurance Company (U.S.A.) ("JH USA" or "The Company") is a wholly owned subsidiary of The Manufacturers Investment Corporation ("MIC"). MIC is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI, in turn, is a wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded company. MFC and its subsidiaries are collectively known as "Manulife Financial".

JH USA was formerly known as The Manufacturers Life Insurance Company (U.S.A.). As a result of the 2004 merger between MFC and John Hancock Financial Services, Inc., ("JHFS"), the Company changed its name effective January 1, 2005.

The Company offers and issues individual and group annuity contracts, and individual life insurance and group pension contracts. All of these contracts (collectively, the "contracts") are sold primarily in the United States. Amounts invested in the fixed portion of the contracts are allocated to the general account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invest in either the shares of various portfolios of the John Hancock Trust ("JHT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in various portfolios of open-end investment management companies offered and managed by unaffiliated third parties.

John Hancock Investment Management Services, LLC ("JHIMS"), a subsidiary of the Company, is the investment advisor to JHT. On November 1, 2005, JHIMS amended its Limited Liability Company Agreement to admit a new member. This amendment decreased the Company's consolidated ownership interest in JHIMS from 100% to 95%. JH USA directly owns 57% of JHIMS, while it's wholly owned subsidiary, John Hancock Life Insurance Company of New York, owns 38%. The remaining 5% of JHIMS is owned by an affiliate, John Hancock Funds, LLC.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned and or controlled subsidiaries. All significant intercompany transactions and balances have been eliminated.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Partnerships, joint venture interests and other equity investments in which the Company does not have a controlling financial interest, but has significant influence, are recorded using the equity method of accounting and are included in other invested assets.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year's presentation.

Investments

The Company classifies its fixed maturity securities as available-for-sale and records these securities at fair value. Interest income is generally recognized on the accrual basis. The cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discounts which are calculated using the effective interest method. Such amortization is included in net investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary, and such adjustments are reported as a component of net realized investment gains.

For the mortgage-backed securities, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the yield is recalculated to reflect actual payments to date and anticipated future payments.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Realized gains and losses on sales of securities classified as available-for-sale are recognized in income using the specific identification method. A decline in the value of a specific security that is considered other-than-temporary results in a write-down of the cost basis of the security and a charge to income in the period of recognition. Unrealized gains and losses, other than unrealized losses that are considered to be other-than-temporary, are reflected directly in accumulated other comprehensive income after adjustments for deferred income taxes, deferred acquisition costs, deferred sales inducements, and participating group annuity contracts.

Equity securities include common stock and preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities that the Company classifies as available-for-sale, unrealized gains and losses are reflected in shareholders' equity, as described above for fixed maturity securities. Impairments in value deemed to be other than temporary are reported as a component of net realized investment gains.

In evaluating whether a decline in fair value is other-than-temporary, the Company considers various factors, including the time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the intent and ability to hold the security until it recovers in value or matures, and whether the debtor is current on contractually obligated interest and principal payments.

Mortgage loans on real estate are carried at unpaid principal balances and are adjusted for amortization of premium or discount, less allowance for probable losses. Premiums or discounts are amortized over the life of the mortgage loan contract in a manner that results in a constant effective yield. Interest income and amortization amounts and other costs that are recognized as an adjustment of yield are included as components of net investment income. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, the loan is deemed to be impaired and a valuation allowance for probable losses is established. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or is based on the collateral value of the loan if the loan is collateral dependent. The Company estimates this level to be adequate to absorb estimated probable credit losses that exist at the balance sheet date. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment gains. Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is based on the collateral value. Foreclosed real estate is recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of net realized investment gains.

Policy loans are reported at aggregate unpaid balances, which approximate fair value.

Short-term investments, which include investments with maturities greater than 90 days and less than one year, are reported at fair value.

Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or accretion of discounts. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on the ex-dividend date.

Derivative Financial Instruments

All derivative instruments are reported on the consolidated balance sheets at fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives not designated as hedges are recognized in income.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Changes in the fair value of derivatives are recorded in income, and changes in the fair value of hedged items are recorded in income to the extent the hedge is effective. For cash flow hedges, the Company is hedging the variability of cash flows related to forecasted transactions. The effective portion of changes in the fair value of cash flow hedges is initially recorded in accumulated other comprehensive income and is subsequently reflected into income in the same period or periods during which the hedged transaction affects earnings.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Deferred Acquisition Costs ("DAC") and Deferred Sales Inducements ("DSI")

Commissions and other expenses that vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and group pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on estimated future gross profits for such unrealized gains (losses). The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC associated with traditional non-participating individual insurance contracts is amortized over the premium-paying period of the related policies. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, is immediately expensed. As of December 31, 2006, the Company's DAC was deemed recoverable.

The Company currently offers enhanced crediting rates or bonus payments to contract holders on certain of its individual annuity products (Deferred Sales Inducements). Those inducements that are incremental to amounts the Company credits on similar contracts without sales inducements and are higher than the contracts' expected ongoing crediting rates for periods after the inducements are capitalized at inception. The capitalized amounts are then amortized over the life of the underlying contracts consistent with the methodology used to amortize DAC. DSI is reviewed annually to determine recoverability from future income, and if not recoverable, is immediately expensed. As of December 31, 2006, the Company's DSI was deemed recoverable.

Reinsurance

The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

Separate Accounts

Separate account assets and liabilities reported in the Company's consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contract holders. Net investment income and net realized investment gains or losses generally accrue directly to such contract holders who bear the investment risk, subject, in some cases, to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and net realized investment gains or losses of separate accounts are not included in the revenues of the Company. Fees charged to contract holders, principally mortality, policy administration and surrender charges, are included in the revenues of the Company.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Future Policy Benefits and Policyholders' Funds

Policyholder liabilities for traditional non-participating life insurance policies, reinsurance policies, and accident and health policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net realized investment gains associated with the underlying assets.

For fixed and variable annuities, group pension contracts, variable life contracts, and universal life insurance contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders.

Benefits for fixed and variable annuities, variable life contracts, universal life insurance contracts, and group pension contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. For the years 2004 through 2006, interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies ranged from 2.5% to 7.8%. As of December 31, 2006 and 2005, participating insurance liabilities expressed as a percentage of total actuarial reserves and account values were 39.2% and 41.2%, respectively.

Participating Insurance

For those participating policies in force as of September 23, 1999 and as a result of the demutualization of MLI, separate sub-accounts were established within the participating accounts of the Company. These sub-accounts permit this participating business to be operated as a separate "closed block" of business. As of December 31, 2006 and 2005, $8,894 million and $8,743 million of policyholder liabilities and accruals related to the participating policyholders' accounts were included in the closed block.

JH USA's Board of Directors approves the amount of policyholder dividends to be paid annually. The aggregate amount of policyholder dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of the policyholder dividend liability approximated the earned amount and fair value as of December 31, 2006 and 2005.

Revenue Recognition

Premiums on long-duration life insurance and reinsurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period. Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

Fee income from annuity contracts, pension contracts, and insurance contracts consists of charges for mortality, expense, surrender and administration that have been assessed against the policyholder account balances. To the extent such charges compensate the Company for future services, they are deferred and will be recognized in income over the period earned using the same assumptions as those associated with the amortization of DAC.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Federal Income Taxes

Income taxes have been provided for in accordance with SFAS 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Share Based Payments

The Company adopted SFAS 123(R), "Share Based Payment", on January 1, 2006. This standard requires that the costs resulting from share based payment transactions with employees be recognized in the financial statements using a fair value based measurement method. The Company had previously adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock Options", effective January 1, 2003 prospectively for all options granted to employees on or after January 1, 2002.

Certain Company employees are provided compensation in the form of stock options, deferred share units and restricted share units in MFC. Effective January 1, 2002, MFC prospectively changed its accounting policy for employee stock options from the intrinsic value method to the fair value method for awards granted on or after January 1, 2002. As a result, the fair value of the stock options granted by MFC to the Company's employees is recorded by the Company over the vesting periods. The fair value of the deferred share units granted by MFC to Company employees is recognized in the accounts of the Company over the vesting periods of the units. The intrinsic fair value of the restricted share units granted by MFC to JH USA employees is recognized in the accounts of the Company over the vesting periods of the units. The stock-based compensation is a legal obligation of MFC, but in accordance with U.S generally accepted accounting principles, is recorded in the accounts of the Company in other operating costs and expenses.

Upon adoption of SFAS 123(R), the Company was required to determine the portion of additional paid in capital that was generated from the realization of excess tax benefits prior to the adoption of SFAS 123(R) available to offset deferred tax assets that may need to be written off in future periods had the Company adopted the SFAS 123 fair value recognition provisions in 2001. The Company elected to calculate this "pool" of additional paid in capital using the shortcut method as permitted by FASB Staff Position ("FSP") 123(R)-3, "Transition Election to Accounting for the Tax Effects of Share Based Payment Awards".

SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Financing cash flows for 2006 of $2 million related to the benefits of excess tax deductions have been reported in the Consolidated Statements of Cash Flows.

Foreign Currency Translation

The consolidated balance sheets of the Company's foreign operations and the Company's non-U.S. dollar investments are translated into U.S. dollars using translation rates in effect at the consolidated balance sheet dates. The consolidated statements of income of the Company's foreign operations are translated into U.S. dollars using average translation rates prevailing during the respective periods. Translation adjustments are included in accumulated other comprehensive income.

Recent Accounting Pronouncements

   Statement of Financial Accounting Standards No.159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159")

In February 2007, the Financial Accounting Standards Board (the "FASB") issued SFAS 159. SFAS 159's objective is to enable companies to mitigate the earnings volatility caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e., to some but not all similar financial assets or liabilities.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

SFAS 159 will be effective for the Company beginning January 1, 2008, and will then be prospectively applicable. The Company is currently evaluating the impact SFAS 159 will have on its consolidated financial statements.

   Statement of Financial Accounting Standards No.158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R) ("SFAS 158")

On December 31, 2006, the Company adopted SFAS 158. SFAS 158 requires the Company on a prospective basis to recognize in its consolidated balance sheet either an asset for a defined benefit postretirement plan's overfunded status or a liability for its underfunded status. Changes in the funded status of a defined benefit postretirement plan are recognized in comprehensive income in the year the changes occur.

As a result of the adoption of SFAS 158 as of December 31, 2006, the Company recorded a loss of ($2) million, net of tax benefit of $1 million, to accumulated other comprehensive income to recognize the funded status of its defined benefit pension and other post-retirement benefit plans.

Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157")

On September 15, 2006, the FASB issued SFAS 157. This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not discuss when to use fair value accounting. SFAS 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy.

SFAS 157 will be effective for the Company beginning January 1, 2008 and will then be prospectively applicable. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

   FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48")

The FASB issued FIN 48 in June 2006. FIN 48 prescribes recognition and measurement model for impact of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either (A) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (B) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both A and B. FIN 48 requires recording a cumulative effect of adoption in retained earnings as of beginning of year of adoption.

FIN 48 will be effective for the Company's consolidated financial statement beginning January 1, 2007 and will be prospectively applied. Adoption of FIN 48 is not expected to result in a material impact on the Company's consolidated financial statements.

   Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155")

On February 16, 2006, the FASB issued SFAS 155, amending FASB Statements 133 and 140, bringing consistency to accounting and reporting for certain hybrid financial instruments by simplifying and eliminating exceptions to the accounting for them. SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 will be effective for the Company's financial statements beginning on January 1, 2007 and will be applied to financial instruments created or modified after that date. Adoption of SFAS 155 is not expected to result in a material impact on the Company's consolidated financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

   Statement of Position 05-1 - "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1")

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1. SOP 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and instead be charged off to expense.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective adoption is not permitted. In connection with the Company's adoption of SOP 05-1 as of January 1, 2007, there was no cumulative effect adjustment recorded to the Company's consolidated financial statements.

   Emerging Issues Task Force Issue No. 04-5 "Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights" ("EITF 04-5")

In July 2005, the Emerging Issues Task Force of the FASB issued EITF 04-5. EITF 04-5 mandates a rebuttable presumption that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability to remove the general partner without cause by action of simple majority) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a Variable Interest Entity ("VIE"), in which case VIE consolidated accounting rules should instead be followed. The Company's adoption of EITF 04-5 in 2006 resulted in no impact to the Company's consolidated financial statements.

   Statement of Financial Accounting Standards No. 154 - Accounting Changes and Error Corrections- a replacement of APB Opinion No. 20 and Statement of Financial Accounting Standards No. 3 ("SFAS 154")

In May 2005, the FASB issued SFAS 154, which replaces Accounting Principles Board ("APB") Opinion 20, "Accounting Changes", and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements", and which changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. SFAS 154 carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and reporting a change in accounting estimate, and also carries forward requirements for justification of a change in accounting principle on the basis of preferability.

The adoption of SFAS 154 on January 1, 2006 had no immediate impact on the Company's consolidated financial statements.

   SFAS No. 123 (revised 2004) - Share Based Payment ("SFAS 123(R)")

In December 2004, the FASB issued SFAS 123R, which is a revision of SFAS 123, "Accounting for Stock-Based Compensation". SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS 95, "Statement of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statements of income based on their fair values. Pro forma disclosure is no longer an alternative.

The Company adopted the fair-value based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". The Company uses the Black-Scholes option-pricing model to estimate the value of stock options of MFC granted to its employees.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Because SFAS 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted SFAS 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under SFAS 123 will be recognized under SFAS 123(R). However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have been immaterial to its consolidated financial statements.

   FASB Staff Position 106-2 - Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003("FSP 106-2")

In May 2004, the FASB issued FSP 106-2. In accordance with FSP 106-2, the Company recorded a $1 million decrease in accumulated postretirement benefit obligation for the year ended December 31, 2004.

On December 8, 2003, President George W. Bush signed into law the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act"). The Act expanded Medicare, primarily by adding a prescription drug benefit for Medicare eligible retirees effective January 1, 2006. The Act provides for special tax-free subsidies to employers that offer plans with qualifying drug coverage beginning in 2006. Since the subsidy provided by the Company to its retirees for prescription drug benefits meets the criteria for qualifying drug coverage, the Company anticipates that the benefits it pays after 2005 for its retirees will be lower as a result of the new Medicare provisions and has reflected that reduction in its other post-retirement benefit plan liability.

   Statement of Position 03-1 - "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1")

In July 2003, the AcSEC of the AICPA issued SOP 03-1. SOP 03-1 provides guidance on a number of topics including separate account presentation, interests in separate accounts, gains and losses on the transfer of assets from the general account to a separate account, liability valuation, returns based on a contractually referenced pool of assets or index, accounting for contracts that contain death or other insurance benefit features, accounting for reinsurance and other similar contracts, accounting for annuitization guarantees, and sales inducements to contract holders. SOP 03-1 was effective for the Company's consolidated financial statements on January 1, 2004, and resulted in an increase in 2004 net income and shareholder's equity of $48 million (net of income tax expense of $26 million).

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 2 - Investments

The following information summarizes the components of net investment income and net realized investment gains (losses):

                                                          For the year ended
                                                             December 31,
                                                        ----------------------
                                                         2006    2005    2004
                                                        ------  ------  ------
                                                             (in millions)
Net investment income
   Fixed maturities.................................... $  730  $  705  $  692
   Equity securities...................................     24      17      16
   Mortgage loans on real estate.......................    152     157     155
   Real estate.........................................     98      92      86
   Other...............................................    219     233     230
                                                        ------  ------  ------
   Gross investment income.............................  1,223   1,204   1,179
       Less investment expenses........................     60      35      31
                                                        ======  ======  ======

Net investment income.................................. $1,163  $1,169  $1,148
                                                        ======  ======  ======
Net realized investment gains (losses)
   Fixed maturities.................................... $  (54) $  178  $  216
   Equity securities...................................     44      17      34
   Mortgage loans on real estate.......................     13      20      37
   Real estate.........................................      7      (2)      1
   Other...............................................     (5)     (4)     (3)
                                                        ------  ------  ------
Net realized investment gains.......................... $    5  $  209  $  285
                                                        ======  ======  ======

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

As of December 31, 2006 and 2005, all fixed maturity and equity securities were classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized below for the years indicated:

                                                              December 31, 2006
                                                   ---------------------------------------
                                                               Gross      Gross
                                                   Amortized Unrealized Unrealized  Fair
                                                     Cost      Gains      Losses    Value
                                                   --------- ---------- ---------- -------
                                                                (in millions)
Available-for-Sale:
U.S. government...................................  $ 4,052     $ 47       $  5    $ 4,094
Foreign governments...............................      937      182         --      1,119
Corporate securities..............................    6,079      234         62      6,251
Mortgage-backed securities........................      163        4          2        165
                                                    -------     ----       ----    -------
Total fixed maturities available-for-sale.........   11,231      467         69     11,629
Equity securities.................................      857      182          5      1,034
                                                    -------     ----       ----    -------
   Total fixed maturities and equity securities
     available-for-sale...........................  $12,088     $649       $ 74    $12,663
                                                    =======     ====       ====    =======

                                                              December 31, 2005
                                                   ---------------------------------------
                                                               Gross      Gross
                                                   Amortized Unrealized Unrealized  Fair
                                                     Cost      Gains      Losses    Value
                                                   --------- ---------- ---------- -------
                                                                (in millions)
Available-for-Sale:
U.S. government...................................  $ 4,332     $102       $ 35    $ 4,399
Foreign governments...............................    1,019      221         --      1,240
Corporate securities..............................    5,723      321         56      5,988
Mortgage-backed securities........................      141        4          2        143
                                                    -------     ----       ----    -------
Total fixed maturities available-for-sale.........   11,215      648         93     11,770
Equity securities.................................      478      113          7        584
                                                    -------     ----       ----    -------
   Total fixed maturities and equity securities
     available-for-sale...........................  $11,693     $761       $100    $12,354
                                                    =======     ====       ====    =======

Proceeds from sales of fixed maturity securities were $9,657 million, $8,293 million, and $8,860 million for the years ended December 31, 2006, 2005, and 2004. Gross gains and losses of $114 million and $125 million, respectively, were realized on those sales (2005 - $214 million and $69 million, respectively; 2004 - $252 million and $123 million, respectively). During 2006, other-than-temporary impairments on fixed maturity securities of $54 million (2005 - $0; 2004 - $0) were recognized in the consolidated statements of income.

Proceeds from sales of equity securities were $355 million, $153 million, and $209 million for the years ended December 31, 2006, 2005, and 2004. Gross gains and losses of $48 million and $7 million, respectively, were realized on those sales (2005 - $37 million and $8 million respectively; 2004 - $35 million and $28 million, respectively). In addition, other-than-temporary impairments on equity securities of $10 million, $14 million, and $10 million for the years ended December 31, 2006, 2005, and 2004, respectively, were recognized in the consolidated statements of income.

The Company has a process in place to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

At the end of each quarter, the Manulife Loan Review Committee (the "committee") reviews all securities where market value is less than eighty percent of amortized cost for six months or more to determine whether impairments need to be taken. The committee meets with the management responsible for restructurings, as well as the management of each industry team, and portfolio management. The analysis focuses on each investee company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below amortized cost. The results of this analysis are reviewed by the Manulife Credit Committee. The Loan Review Committee includes Manulife's Chief Financial Officer, Chief Investment Officer, Chief Risk Officer, Chief Credit Officer, and other senior management. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed to be other than temporarily impaired the difference between amortized cost and fair value is charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other than temporary. These risks and uncertainties include (1) the risk that the committee's assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that fraudulent information could be provided to the Manulife investment professionals who determine the fair value estimates and other than temporary impairments, and (4) the risk that new information obtained by Manulife, or changes in other facts and circumstances lead it to change it's intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The cost amounts for both fixed-maturity securities and equity securities are net of the other-than-temporary impairment charges.

As of December 31, 2006 and 2005, there were 425 and 366 fixed maturity securities with an aggregate gross unrealized loss of $69 million and $93 million as of December 31, 2006, and 2005, of which the single largest unrealized loss was $2 million and $4 million as of December 31, 2006 and 2005, respectively. The Company anticipates that these fixed maturity securities will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

As of December 31, 2006 and 2005, there were 75 and 82 equity securities with an aggregate gross unrealized loss of $5 million and $7 million as of December 31, 2006 and 2005, of which the single largest unrealized loss was $1 million and $1 million as of December 31, 2006 and 2005, respectively. The Company anticipates that these equity securities will recover in value.

                                                       Unrealized Losses on Fixed Maturity and Equity Securities
                                                   ----------------------------------------------------------------
                                                                        As of December 31, 2006
                                                   ----------------------------------------------------------------
                                                    Less than 12 months    12 months or more           Total
                                                   --------------------  --------------------  --------------------
                                                    Carrying              Carrying              Carrying
                                                    Value of              Value of              Value of
                                                   Securities            Securities            Securities
                                                   with Gross            with Gross            with Gross
                                                   Unrealized Unrealized Unrealized Unrealized Unrealized Unrealized
Description of securities:                           Losses     Losses     Losses     Losses     Losses     Losses
--------------------------                         ---------- ---------- ---------- ---------- ---------- ----------
US Treasury obligations and direct obligations of
  U.S. government agencies........................   $  451      $ (3)     $  137      $ (2)     $  588      $ (5)
Federal agency mortgage backed securities.........       22        --          71        (2)         93        (2)
Fixed maturity securities issued by foreign
  governments.....................................       --        --          10        --          10        --
Corporate bonds...................................    1,212       (25)      1,175       (37)      2,387       (62)
                                                     ------      ----      ------      ----      ------      ----
   Total fixed maturity securities................    1,685       (28)      1,393       (41)      3,078       (69)
Equity securities.................................       77        (3)         19        (2)         96        (5)
                                                     ------      ----      ------      ----      ------      ----
   Total fixed maturity and equity securities.....   $1,762      $(31)     $1,412      $(43)     $3,174      $(74)
                                                     ======      ====      ======      ====      ======      ====

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                            Unrealized Losses on Fixed Maturity and Equity Securities
                                                        ----------------------------------------------------------------
                                                                             As of December 31, 2005
                                                        ----------------------------------------------------------------
                                                         Less than 12 months    12 months or more           Total
                                                        --------------------  --------------------  --------------------
                                                         Carrying              Carrying              Carrying
                                                         Value of              Value of              Value of
                                                        Securities            Securities            Securities
                                                        with Gross            with Gross            with Gross
                                                        Unrealized Unrealized Unrealized Unrealized Unrealized Unrealized
Description of securities:                                Losses     Losses     Losses     Losses     Losses     Losses
--------------------------                              ---------- ---------- ---------- ---------- ---------- ----------
US Treasury obligations and direct obligations of U.S.
  government agencies..................................   $1,665      $(30)      $222       $ (5)     $1,887     $ (35)
Federal agency mortgage backed securities..............       66        (2)        15         --          81        (2)
Corporate bonds........................................    1,525       (36)       574        (20)      2,099       (56)
                                                          ------      ----       ----       ----      ------     -----
   Total fixed maturity securities.....................    3,256       (68)       811        (25)      4,067       (93)
Equity securities......................................       37        (4)        22         (3)         59        (7)
                                                          ------      ----       ----       ----      ------     -----
   Total fixed maturity and equity securities..........   $3,293      $(72)      $833       $(28)     $4,126     $(100)
                                                          ======      ====       ====       ====      ======     =====

The amortized cost and fair value of fixed maturities as of December 31, 2006, by contractual maturity, are shown below:

                                                              Amortized  Fair
                                                                Cost     Value
                                                              --------- -------
                                                                (in millions)
Available-for-Sale:
Due in one year or less......................................  $   659  $   657
Due after one year through five years........................    1,657    1,686
Due after five years through ten years.......................    4,253    4,262
Due after ten years..........................................    4,499    4,859
                                                               -------  -------
                                                                11,068   11,464
Mortgage-backed securities...................................      163      165
                                                               -------  -------
   Total fixed maturities available-for-sale.................  $11,231  $11,629
                                                               =======  =======

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of these investments before maturity.

As of December 31, 2006, fixed maturity securities with a fair value of $8 million (2005 - $9 million) were on deposit with government authorities as required by law.

Mortgage loans on real estate

Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the mortgage agreement. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses that exist at the balance sheet date. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired mortgage loans that may be susceptible to significant change. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment gains. Interest received on impaired mortgage loans on real estate is included in net investment income in the period received. If foreclosure becomes probable, the measurement method used is based on the collateral value. Foreclosed real estate is recorded at the fair value of the collateral at the date of foreclosure, which establishes a new cost basis.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Mortgage loans on real estate - (continued)

Changes in the allowance for possible losses on mortgage loans on real estate were as follows:

                                     Balance at                      Balance at
                                     Beginning                         End of
(in millions)                        of Period  Additions Deductions   Period
-------------                        ---------- --------- ---------- ----------
Year ended December 31, 2006........    $ 4        $1        $ 3         $2
                                        ---        --        ---         --
Year ended December 31, 2005........    $ 7        $3        $ 6         $4
                                        ---        --        ---         --
Year ended December 31, 2004........    $14        $9        $16         $7
                                        ---        --        ---         --

At December 31, 2006 and 2005, the total recorded investment in mortgage loans considered to be impaired in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," along with the related provision for losses, were as follows:

                                                             As of December 31,
                                                             -----------------
                                                             2006      2005
                                                             ----      ----
                                                             (in millions)
Impaired mortgage loans on real estate with provision for
  losses.................................................... $13       $20
Provision for losses........................................  (2)       (4)
                                                             ---       ---
Net impaired mortgage loans on real estate.................. $11       $16
                                                             ===       ===

All impaired loans have been provided for and no interest is accrued on impaired loans.

The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                      Years Ended December 31,
                                                      ------------------------
                                                      2006     2005    2004
                                                      ----     ----    ----
                                                          (in millions)
Average recorded investment in impaired loans........ $16      $31     $46
Interest income recognized on impaired loans......... $--      $--     $--

The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Mortgage loans on real estate - (continued)

There were no restructured mortgage loans as of December 31, 2006 and 2005, respectively.

At December 31, 2006, the mortgage portfolio was diversified by specific collateral property type and geographic region as displayed below:

                            Carrying                                Carrying
Collateral Property Type     Amount     Geographic Concentration     Amount
------------------------  ------------- ------------------------  -------------
                          (in millions)                           (in millions)
Apartments...............    $  140     East North Central.......    $  328
Industrial...............       495     East South Central.......        39
Office buildings.........       867     Middle Atlantic..........       289
Retail...................       546     Mountain.................       226
Multi family.............       150     New England..............       148
Mixed use................        35     Pacific..................       698
Agricultural.............        63     South Atlantic...........       576
Other....................       152     West North Central.......        11
                                        West South Central.......       133
Allowance for losses.....        (2)    Allowance for losses.....        (2)
                             ------                                  ------
Total....................    $2,446     Total....................    $2,446
                             ======                                  ======

Mortgage loans with outstanding principal balances of $15 million were non-income producing as of December 31, 2006. There was no non-income producing real estate as of December 31, 2006.

Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for certain periods of time. Collateral, which exceeds the market value of the loaned securities, is deposited by the borrower with the Company and retained by the Company until the underlying security has been returned to the Company. The collateral is reported in cash and other liabilities. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. As of December 31, 2006 the Company had loaned securities, which are included in invested assets, with a carrying value and market value of approximately $1,332 million and $1,320 million, respectively (2005 - $3,609 million and $3,636 million, respectively).

Note 3 - Derivatives and Hedging Instruments

The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices, and to manage the duration of assets and liabilities.

The fair value of derivative instruments classified as assets at December 31, 2006 and 2005 was $39 million and $8 million, and is reported on the consolidated balance sheets in other assets. The fair value of derivative instruments classified as liabilities at December 31, 2006 and 2005 was $91 million and $41 million, and is reported on the consolidated balance sheets in other liabilities.

Fair Value Hedges

The Company uses interest rate futures contracts and interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate swap agreements are contracts with counterparties to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The Company uses cross currency rate swap agreements to manage exposures to foreign currency arising from its consolidated balance sheet assets and liabilities. Cross currency swap agreements involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency.

For the years ended December 31, 2006, 2005 and 2004, the Company recognized net gains of $3 million, net losses of $2 million, and net losses of $1 million, respectively, related to the ineffective portion of its fair value hedges.

Cash Flow Hedges

The Company also uses interest rate swap agreements to hedge the variable cash flows arising from floating-rate assets held on its consolidated balance sheet. Under interest rate swap agreements, the Company agrees with other parties to exchange, at specific intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and neither party makes principal payments.

The Company uses cross currency swaps to manage exposures to foreign currency and variable interest rates arising from its on-balance sheet assets. Cross currency swaps involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. The Company uses foreign currency forward contracts to hedge foreign exchange risk, as it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance and acquisition expenses in Canadian dollars. These foreign currency contracts qualify as cash flow hedges of foreign currency expenses.

For the year ended December 31, 2006, the Company recognized gains of $0 related to the ineffective portion of its cash flow hedge. For the year ended December 31, 2006, all of the Company's hedged forecast transaction qualified as cash flow hedges.

For the year ended December 31, 2006, a net loss of $0.4 million was reclassified from accumulated other comprehensive income to earnings. It is anticipated that approximately $0.2 million will be reclassified from accumulated other comprehensive income to earnings within the next twelve months. The maximum length for which variable cash flows are hedged is 1 year.

For the year ended December 31, 2006, $0 of the Company's cash flow hedges were discontinued because it was probable that the original forecasted transactions would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

For the years ended December 31, 2006 and 2005 losses of $9.8 million and $8.3 million (net of tax of $5.3 million and $4.5 million) representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges were added to accumulated other comprehensive income, resulting in a net loss balance of $5.0 million and a net gain balance of $5.1 million (net of tax of $2.7 million and $2.8 million) at December 31, 2006 and 2005, respectively.

Derivatives Not Designated as Hedging Instruments

The Company enters into interest rate swap agreements, interest rate floors, and cross currency swap agreements to manage exposure to interest rates and foreign exchange arising from on-balance sheet assets as described above under Fair Value Hedges without designating the derivatives as hedging instruments.

In addition, the Company uses interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its businesses without designating the derivatives as hedging instruments.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Outstanding derivative instruments were as follows:

                                                                      December 31, 2006
                                                        --------------------------------------------
                                                            Notional or
                                                        Contractual Amounts Carrying Value Fair Value
                                                        ------------------- -------------- ----------
                                                                        (in millions)
Outstanding Derivative Instruments:
Interest rate and currency swaps and floors............       $5,810             $(42)        $(42)
Interest rate options written..........................           12               --           --
Equity contracts.......................................           33               --           --
Currency forwards......................................          313              (10)         (10)
                                                              ------             ----         ----
Total..................................................       $6,168             $(52)        $(52)
                                                              ======             ====         ====

                                                                      December 31, 2005
                                                        --------------------------------------------
                                                            Notional or
                                                        Contractual Amounts Carrying Value Fair Value
                                                        ------------------- -------------- ----------
                                                                            (in millions)
Outstanding Derivative Instruments:
Interest rate and currency swaps and floors............       $1,694             $(39)        $(39)
Interest rate options written..........................           12               --           --
Equity contracts.......................................            5               --           --
Currency forwards......................................          258                6            6
                                                              ------             ----         ----
Total..................................................       $1,969             $(33)        $(33)
                                                              ======             ====         ====

Note 4 - Income Taxes

JH USA and its subsidiaries (collectively the "companies") join with MIC and other affiliates in filing a consolidated federal income tax return. John Hancock Life Insurance Company of New York ("JHNY"), a wholly-owned subsidiary of the Company, filed separate federal income tax returns for the years ended December 31, 2005 and 2004. JHNY will join the companies in filing a consolidated federal income tax return for the year ended December 31, 2006.

In accordance with the income tax sharing agreements in effect for the applicable tax years, the Company's income tax provision (or benefit) is computed as if JH USA and the companies each filed separate federal income tax returns. The tax charge to each of the respective companies will not be more than that which each company would have paid on a separate return basis. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreement. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

The components of income taxes were as follows:

                                                           For the Year Ended
                                                              December 31,
                                                          ---------------------
                                                           2006    2005   2004
                                                          ------  ------ ------
                                                              (in millions)
Current taxes:
Federal..................................................   $ (7)   $128   $ 40
                                                          ------  ------ ------
Deferred taxes:
Federal..................................................   $230    $119   $128
                                                          ------  ------ ------
Total income taxes.......................................   $223    $247   $168
                                                          ======  ====== ======

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

A reconciliation of income taxes computed by applying the 35% federal income tax rate to income before income taxes and cumulative effect of accounting change to income tax expense charged to operations follows:

                                                             For the Year Ended
                                                               December 31,
                                                             ----------------
                                                             2006   2005  2004
                                                             ----   ----  ----
                                                               (in millions)
Tax at 35%.................................................. $257   $278  $202
Add (deduct):
   Prior year taxes.........................................   (4)    (9)   --
   Tax exempt investment income.............................  (42)   (28)  (22)
   Other....................................................   12      6   (12)
                                                             ----   ----  ----
       Total income taxes................................... $223   $247  $168
                                                             ====   ====  ====

Deferred income tax assets and liabilities result from tax affecting the differences between the financial statement values and tax values of assets and liabilities at each consolidated balance sheet date. The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                   December 31,
                                                                 -------------
                                                                  2006    2005
                                                                 ------  ------
                                                                 (in millions)
Deferred tax assets:
   Policy reserve adjustments................................... $  891  $1,068
   Tax credits..................................................     79      --
   Other........................................................      7       6
                                                                 ------  ------
       Total deferred tax assets................................ $  977  $1,074
                                                                 ------  ------
Deferred tax liabilities:
   Deferred acquisition costs................................... $  989  $  889
   Unrealized gains on securities available-for-sale............    353     377
   Premiums receivable..........................................     21      23
   Investments..................................................    236     283
   Reinsurance..................................................     97      53
   Other........................................................     43      59
                                                                 ------  ------
       Total deferred tax liabilities...........................  1,739   1,684
                                                                 ------  ------
       Net deferred tax liabilities............................. $  762  $  610
                                                                 ======  ======

As of December 31, 2006, the Company had utilized all available operating loss carry forwards from prior years and had $79 million of unused tax credits. Unused tax credits will expire in various years through 2025. The Company believes that it will realize the full benefit of its deferred tax assets.

The Company made income tax payments of $9 million, $66 million, and $4 million in 2006, 2005, and 2004, respectively.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 5 - Related Party Transactions

The Company has formal service agreements with MLI, which can be terminated by either party upon two months notice. Under the various agreements, the Company will pay direct operating expenses incurred by MLI on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $386 million, $352 million, and $281 million for the years ended December 31, 2006, 2005, and 2004.

There are two service agreements, both effective as of April 28, 2004, between the Company and John Hancock Life Insurance Company ("JHLICO"). Under one agreement, the Company provides services to JHLICO, and under the other JHLICO provides services to the Company. In both cases, the Provider of the services can also employ a "Provider Affiliate" to provide services. In the case of the service agreement where JHLICO provides services to the Company, a "Provider Affiliate" means JHLICO's parent, JHFS, and its direct and indirect subsidiaries. Net services provided by the Company to JHLICO were $111 million for the year ended December 31, 2006, $92 million for the year ended
December 31, 2005, and approximately $61 million for the eight months ended December 31, 2004. As of December 31, 2006 and 2005 there were accrued receivables from JHLICO to the Company of $104 million and $37 million, respectively.

Management believes the allocation methods used for service agreements are reasonable and appropriate in the circumstances; however, the Company's consolidated balance sheet may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity.

The Company paid no dividends to MIC during 2006. During 2005, the Company paid dividends of $200 million to MIC.

On December 14, 2006, the Company issued one share of common stock to MIC for $71 million in cash.

MFC also provides a claims paying guarantee to certain U.S. policyholders.

On December 20, 2002, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited (Bermuda) (MRL), an affiliated company, to reinsure a block of variable annuity business. The contract reinsures all risks; however, the primary risk reinsured is investment and lapse risk with only limited coverage of mortality risk. Accordingly, the contract was classified as financial reinsurance and given deposit-type accounting treatment. Under the terms of the agreement, the Company received a ceding commission of $371 million, $338 million, and $169 million for the years ended December 31, 2006, 2005, and 2004. These are classified as unearned revenue. The amounts are being amortized to income as payments are made to MRL. The balance of this unearned revenue as of December 31, 2006 and 2005 was $425 million and $423 million.

On December 31, 2003, the Company entered into a reinsurance agreement with an affiliate, Manulife Reinsurance (Bermuda) Limited (MRBL), to reinsure 90% of the non-reinsured risk of the closed block of participating life insurance business. As approximately 90% of the mortality risk is covered under previously existing contracts with third party reinsurers and the resulting limited mortality risk is inherent in the new contract with MRBL, it was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRBL under the terms of the agreement. Included in amounts due from affiliates at December 31, 2006 and 2005 was $2,616 million and $2,469 million representing the receivable from MRBL for the transferred assets, which are accounted for in a similar manner as invested assets available-for-sale.

Pursuant to a promissory note issued December 19, 2000 and to a Credit Agreement of the same date, the Company borrowed $250 million from an affiliate, Manulife Hungary Holdings KFT ("MHHL"). The maturity date with respect to this note is 365 days following the date of the borrowing; however, the note is normally renegotiated at each anniversary date. Interest is calculated at a fluctuating rate equal to 3-month LIBOR plus 25 basis points and is payable quarterly. The interest rate was 5.61% as of December 31, 2006. On December 30, 2002, the Company repaid $176 million of the original principal balance. The principal balance outstanding as of December 31, 2006 and 2005 was $74 million.

Pursuant to a promissory note issued August 7, 2001 and to a Credit Agreement of the same date, the Company borrowed $4 million from MHHL. The maturity date with respect to this note is 365 days after the date of the borrowing; however, the note is normally renegotiated at each anniversary date. Interest is calculated at a fluctuating rate equal to 3-month LIBOR plus 25 basis points and is payable quarterly. The interest rate was 5.61% as of December 31, 2006.

Pursuant to a demand promissory note dated August 16, 2006, the Company borrowed $8 million from an affiliate, P.T. Manulife Aset Manajemen Indonesia. Interest is calculated at a fluctuating rate equal to 3 month LIBOR and is payable quarterly. The interest rate was 5.37% as of December 31, 2006. The Company repaid the note on February 20, 2007.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Pursuant to a Note Purchase Agreement dated November 10, 2006, the Company issued a note of same date to JHLICO in the amount of $90 million, due
December 1, 2011 and secured by a mortgage on the Company's property at 601 Congress Street, Boston, MA. The note provides for interest-only payments of $0.4 million per month commencing January 1, 2007 through November 1, 2011. The interest rate for the term of this note is fixed at 5.73%.

Pursuant to a demand promissory note dated December 22, 2006, the Company borrowed $136 million from an affiliate, Manulife Holdings (Delaware) LLC. Interest is calculated at a fluctuating rate equal to 3 month LIBOR plus 30 basis points and is payable quarterly. The interest rate was 5.70% as of December 31, 2006.

On December 28, 2006 the Company sold real estate held for investment with a net book value of $17 million to JHILCO for $150 million in cash. Since this sale was accounted for as a transaction between entities under common control, the difference between the net book value and sales price resulted in an increase of $87 million (net of tax of $46 million) to the Company's paid in capital as of December 31, 2006.

At December 31, 2005, the Company had one note receivable from MRL with a carrying value of $18 million. The note matured and was repaid on May 11, 2006.

The Company has two liquidity pools in which affiliates can invest excess cash. Terms of operation and participation in the liquidity pool are set out in two Liquidity Pool and Loan Facility Agreements. The first agreement, effective
May 28, 2004, is between the Company and various MFC affiliates. The second agreement, effective May 27, 2005, allows JHFS and subsidiaries acquired as a result of the 2004 merger with MFC to also participate in the arrangement. The maximum aggregate amount that the Company can accept into these Liquidity Pools is $2.5 billion. By acting as the banker the Company can earn a spread over the amount it pays its affiliates and this aggregation and resulting economies of scale allows the affiliates to improve the investment return on their excess cash. Interest payable on the funds will be reset daily to the one-month
U.S. Dollar London Inter-Bank Bid ("LIBID").

The following table exhibits the affiliates and their participation in the Company's liquidity pools:

                                                      December 31, December 31,
                                                          2006         2005
                                                      ------------ ------------
                                                            (in millions)
                     Affiliate

Manulife Investment Corporation......................    $   61       $   78
Manulife Reinsurance Ltd.............................       308           46
Manulife Reinsurance (Bermuda) Ltd...................       317           74
Manulife Hungary Holdings KFT........................        33           20
Manulife Insurance Company...........................        51           15
John Hancock Life Insurance Company..................       550        1,500
John Hancock Variable Life Insurance Company.........       202          136
John Hancock Insurance Company of Vermont............        71           --
John Hancock Reassurance Co, Ltd.....................       236          224
John Hancock Financial Services, Inc.................        56           82
The Berkeley Financial Group, LLC....................        28            8
John Hancock Signature Services, Inc.................         4            9
                                                         ------       ------
   Total.............................................    $1,917       $2,192
                                                         ======       ======

The balances above are reported on the consolidated balance sheets as amounts due to affiliates.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 6 - Reinsurance

The effect of reinsurance on life, health, and annuity premiums written and earned was as follows:

                                      For the years ended December 31,
                               ----------------------------------------------
                                    2006            2005            2004
                               --------------  --------------  --------------
                                  Premiums        Premiums        Premiums
                               --------------  --------------  --------------
                               Written Earned  Written Earned  Written Earned
                               ------- ------  ------- ------  ------- ------
Direct........................ $1,294  $1,294  $1,319  $1,319  $1,297  $1,284
Assumed.......................    376     405     287     315     299     320
Ceded.........................   (685)   (685)   (764)   (764)   (661)   (661)
                               ------  ------  ------  ------  ------  ------
Net Premiums.................. $  985  $1,014  $  842  $  870  $  935  $  943
                               ======  ======  ======  ======  ======  ======

For the years ended December 31, 2006 and 2005 and 2004, benefits to policyholders under life, health and annuity ceded reinsurance contracts were $423 million, $492 million, and $391 million, respectively.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Note 7 - Pension Benefit Plans and Other Postretirement Benefit Plans

The Company sponsors a non-contributory pension plan entitled "The Manulife Financial U.S. Cash Balance Plan" (the "Plan").

Pension benefits are provided to participants of the Plan after three years of vesting service with the Company and are a function of the length of service together with final average earnings. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available including lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for participants who were age 45 with five or more years vesting service with the Company as of July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

Cash balance accounts under the Plan are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits will vary based on service. Interest credits are based on the greater of one-year U.S. Treasury Constant Maturity Bond yields or 5.25% per annum.

Actuarial valuation of accumulated Plan benefits are based on projected salaries, an assumed discount rate, and best estimates of investment yields on Plan assets, mortality of participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are charged to earnings of the Company in the current period. Vested benefits are fully funded. Experience gains and losses are amortized to income of the Company over the estimated average remaining service lives of the Plan participants. No contributions were made during the years ended December 31, 2004 though 2006 because the Plan was subject to the full funding limitation under the Internal Revenue Code.

As of December 31, 2006 and 2005, the projected benefit obligation to the participants in the Plan was $88 million and $85 million, and the accumulated benefit obligation was $77 million and $74 million respectively. The fair value of the Plan assets was $75 million and $71 million as of December 31, 2006 and 2005.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 7 - Pension Benefit Plans and Other Postretirement Benefit
Plans - (continued)

The Company also sponsors an unfunded supplemental cash balance plan entitled "The Manulife Financial U.S. Supplemental Cash Balance Plan" (the "Supplemental Plan"). This non-qualified plan provides defined pension benefits in excess of limits imposed by law. Compensation is not limited and benefits are not restricted by the Internal Revenue Code.

Benefits under the Supplemental Plan are provided to participants who terminate after three years of service. The default form of payment under this plan is a lump sum, although participants may elect to receive payment in the form of an annuity provided that such an election is made within the time period prescribed in the Supplemental Plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

Cash balance contribution credits for the Supplemental Plan vary with service, and interest credits are based on the greater of one-year U.S. Treasury Constant Maturity Bond yields or 5.25% per annum. The annual contribution credits are made in respect of the participant's compensation that is in excess of the limit set by the Internal Revenue Code. Together, these contributions serve to restore to the participant the benefit that he/she would have been entitled to under the Plan's benefit formula except for the pay and benefit limitations in the Internal Revenue Code.

As of December 31 2006 and 2005, the projected benefit obligation to the participants in the Supplemental Plan was $33 million. The accumulated benefit obligation as of December 31, 2006 and 2005 was $30 million. The fair value of Supplemental Plan assets was $0 as of December 31, 2006 and 2005.

As of December 31, 2006, the Plan was merged with the qualified pension plan of an affiliated company, JHLICO. Pursuant to the merger all of the assets of the former plans are commingled. The aggregate pool of assets from the former plans is available to meet the obligations of the merged plan. The merger is not expected to have a material effect on the consolidated financial statements of the Company.

The Company sponsors a defined contribution 401(k) savings plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company contributed $3 million in 2006 (2005 - $4 million; 2004 - $2 million).

In addition to the retirement plans, the Company sponsors a Post-retirement Benefit Plan that provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. This Plan provides primary medical coverage for retirees and spouses under age
65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This Plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. It also provides the employee with a life insurance benefit of 100% of the salary just prior to retirement up to a maximum of $150,000. This life insurance benefit is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. As a result of the prescription drug subsidy, the accumulated post retirement benefit obligation at December 31, 2006, has been reduced by a deferred actuarial gain in the amount of $1.7 million to reflect the effect of the subsidy related to benefits attributed to past service. The amortization of the actuarial gain and reduction of service and interest cost resulted in a reduction of net periodic post retirement benefit cost for the year ended December 31, 2006 of $0.1 million.

As discussed in Note 1, in September 2006 the FASB issued SFAS 158. SFAS 158 requires an employer on a prospective basis to recognize the overfunded or underfunded status of its defined benefit pension and postretirement plans as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted SFAS 158 on December 31, 2006. See below for the effects for the adoption as well as the related disclosure requirements.

The Company accounts for its Post-retirement Benefit Plan using the accrual method. As of December 31, 2006 and 2005, the benefit obligation of the Post-retirement Benefit Plan was $28 million and $35 million, respectively. The Post-Retirement Benefit Plan is unfunded. Post-retirement benefit plan expenses for 2006 were $2 million (2005 - $4 million; 2004 - $3 million).

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 7 - Pension Benefit Plans and Other Postretirement Benefit
Plans - (continued)

Information applicable to the Employee Retirement Plans and the Post-retirement Benefit Plan as estimated by a consulting actuary for the year ended
December 31, 2006 and 2005 was as follows:

Obligations and Funded Status:

                                                             Years Ended December 31,
                                                             -------------------------------
                                                              Employee        Post-retirement
                                                             Retirement Plans Benefit Plan
                                                             ---------------  --------------
                                                             2006     2005    2006    2005
                                                             ----     ----    ----    ----
                                                                  (in millions)
Change in benefit obligation:
Benefit obligation at beginning of year..................... $118     $106    $ 35    $ 30
Service cost................................................    6        6      --       2
Interest cost...............................................    6        6       2       2
Actuarial (gain)/loss.......................................   (3)       8      (7)      1
Plan amendments.............................................   --       --      --       1
Benefits paid...............................................   (6)      (8)     (2)     (1)
                                                              ----     ----    ----    ----
Benefit obligation at end of year........................... $121     $118    $ 28    $ 35
                                                              ====     ====    ====    ====
Change in plan assets:
Fair value of plan assets at beginning of year.............. $ 71     $ 74    $ --    $ --
Actual return on plan assets................................    9        3      --      --
Employer contribution.......................................    2        2       2       1
Benefits paid...............................................   (7)      (8)     (2)     (1)
                                                              ----     ----    ----    ----
Fair value of plan assets at end of year.................... $ 75     $ 71    $ --    $ --
                                                              ====     ====    ====    ====
Funded status at year end................................... $(46)    $(47)   $(28)   $(35)
Unrecognized actuarial loss/(gain) (1)......................   --       53      --      (4)
Unrecognized prior service cost (1).........................   --        2      --      --
                                                              ----     ----    ----    ----
Net amount recognized....................................... $(46)    $  8    $(28)   $(39)
                                                              ====     ====    ====    ====
Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost........................................ $ --     $ 30    $ --    $ --
Accrued benefit liability...................................  (46)      --     (28)     --
Accrued benefit liability including minimum liability (1)...   --      (62)     --     (39)
Intangible asset (1)........................................   --        2      --      --
Accumulated other comprehensive income......................   --       38      --      --
                                                              ----     ----    ----    ----
Net amount recognized....................................... $(46)    $  8    $(28)   $(39)
                                                              ====     ====    ====    ====

--------
(1) As a result of the adoption of SFAS 158 on December 31, 2006, these items are no longer applicable.

The incremental effects of applying SFAS 158 to individual line items in the consolidated balance sheet on December 31, 2006 were as follows:

                                                                Incremental effect
                                                       Pre SFAS    of adopting     Post SFAS
                                                         158         SFAS 158         158
                                                       -------- ------------------ ---------
                                                                  (in millions)
Other assets..........................................   1,299         (23)           1,276
   Total assets....................................... 124,635         (23)         124,612

Deferred income tax liability.........................     760           2              762
Other liabilities.....................................   1,520         (28)           1,492
   Total liabilities.................................. 119,856         (26)         119,830

Accumulated other comprehensive income................     636           3              639
   Total shareholder's equity.........................   4,779           3            4,782

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 7 - Pension Benefit Plans and Other Postretirement Benefit
Plans - (continued)

Obligations and Funded Status (continued):

Information for pension plans with accumulated benefit obligations in excess of plan assets was as follows:

                                                               As of
                                                             December 31,
                                                             ------------
                                                             2006    2005
                                                             ----    ----
                                                             (in millions)
Projected benefit obligation................................ $121    $118
Accumulated benefit obligation..............................  107     104
Fair value of plan assets...................................   75      71

Components of Net Periodic Benefit cost were as follows:

                                                   Years Ended December 31,
                                                   -----------------------
                                                                  Other
                                                    Pension     Postretirement
                                                     Benefits     Benefits
                                                   -----------  -----------
                                                   2006   2005  2006     2005
                                                   ----   ----  ----     ----
                                                      (in millions)
Service cost...................................... $ 6    $ 6   $--      $ 2
Interest cost ....................................   6      6     2        2
Expected return on plan assets ...................  (5)    (5)   --       --
Amortization of prior service cost ...............  --     --    --        1
Recognized actuarial loss (gain) .................   3      3    --       (1)
                                                   ---    ---   ---      ---
Net periodic benefit cost ........................ $10    $10   $ 2      $ 4
                                                   ===    ===   ===      ===

The amounts included in "Accumulated Other Comprehensive Income" expected to be recognized as components of net periodic cost in 2007 are as follows:

                                                                     Other
                                                        Pension  Postretirement
                                                        Benefits    Benefits
                                                        -------- --------------
                                                             (in millions)
Amortization of prior service cost.....................   $0.2        $0.1
Amortization of actuarial (gain) loss, net.............    0.3          --
                                                          ----        ----
Total..................................................   $0.5        $0.1
                                                          ====        ====

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 7 - Pension Benefit Plans and Other Postretirement Benefit Plans - (continued)

Projections for benefit payments for the next ten years are as follows:

Projected Employer Pension Benefits Payments

                                                Total      Total
     Year                                     Qualified Nonqualified Total
     ----                                     --------- ------------ -----
                                                     (in millions)
     2007                                        $ 6        $ 2       $ 8
     2008                                          5          2         7
     2009                                          6          2         8
     2010                                          6          2         8
     2011                                          7          2         9
     2012-2016                                    38         14        52

Projected Employer Postretirement Benefits Payments(includes Future Service Accruals)

                                                        Medicare
                                                Gross    Part D    Net
      Year                                     Payments Subsidy  Payments
      ----                                     -------- -------- --------
                                                     (in millions)
      2007                                      $ 1.7     $.1      $1.6
      2008                                        1.8      .2       1.6
      2009                                        1.8      .2       1.6
      2010                                        1.8      .1       1.7
      2011                                        1.9      .2       1.7
      2012-2016                                  10.0      .7       9.3

The information that follows shows supplemental information for the Company's defined benefit pension plans. Certain key summary data is shown separately for qualified plans and non-qualified plans.

Obligations and Funded Status:

                                                                         Years Ended December 31,
                                                         --------------------------------------------------------
                                                                     2006                         2005
                                                         ---------------------------  ---------------------------
                                                                               (in millions)
                                                         Qualified Nonqualified       Qualified Nonqualified
                                                           Plans      Plans     Total   Plans      Plans     Total
                                                         --------- ------------ ----- --------- ------------ -----
Benefit obligation at the end of year...................   $ 88        $ 33     $121    $ 85        $ 33     $118
Fair value of plan assets at end of year................     75          --       75      71          --       71
Funded status (assets less obligations).................    (13)        (33)     (46)    (14)        (33)     (47)
Unrecognized net actuarial loss.........................     --          --       --      42          11       53
Unrecognized prior service cost.........................     --          --       --       2          --        2
                                                           ----        ----     ----    ----        ----     ----
Prepaid (accrued) benefit cost..........................   $(13)       $(33)    $(46)   $ 30        $(22)    $  8
                                                           ====        ====     ====    ====        ====     ====
Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost....................................   $ --        $ --     $ --    $ 30        $ --     $ 30
Accrued benefit liability(1)............................    (13)        (33)     (46)
Accrued benefit liability including minimum liability(1)     --          --       --     (33)        (29)     (62)
Intangible asset (1)....................................     --          --       --       2          --        2
Accumulated other comprehensive income..................     --          --       --      31           7       38
                                                           ----        ----     ----    ----        ----     ----
Net amount recognized...................................   $(13)       $(33)    $(46)   $ 30        $(22)    $  8
                                                           ====        ====     ====    ====        ====     ====
--------
(1) As a result of the adoption of SFAS 158 on December 31, 2006, these items are no longer applicable.

Components of net periodic benefit cost:
Service cost............................................   $  5        $  1     $  6    $  5        $  1     $  6
Interest cost...........................................      4           2        6       4           2        6
Expected return on plan assets..........................     (5)         --       (5)     (5)         --       (5)
Actuarial loss amortization.............................      3          --        3       2           1        3
                                                           ----        ----     ----    ----        ----     ----
Net periodic benefit cost...............................   $  7        $  3     $ 10    $  6        $  4     $ 10
                                                           ====        ====     ====    ====        ====     ====

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 7 - Pension Benefit Plans and Other Postretirement Benefit Plans - (continued)

Assumptions:

Weighted-average assumptions used to determine benefit obligation were as follows:

                                                Years Ended December 31,
                                              ------------------------------
                                                                  Other
                                                               Postretirement
                                              Pension Benefits   Benefits
                                              ------- -------- -------------
                                               2006     2005   2006    2005
                                              ------- -------- ----   -----
Discount rate................................  5.75%    5.50%  5.75%   5.50%
Rate of compensation increase................  4.00%    4.00%   N/A     N/A
Health care trend rate for following year....   N/A      N/A   9.50%  10.00%
Ultimate trend rate..........................   N/A      N/A   5.00%   5.00%
Year ultimate rate reached...................   N/A      N/A   2016    2016

Weighted-average assumptions used to determine net periodic benefit cost were as follows:

                                                 Years Ended December 31,
                                              -----------------------------
                                                                   Other
                                                               Postretirement
                                              Pension Benefits   Benefits
                                              ------- -------- ------------
                                               2006     2005    2006    2005
                                              ------- -------- -----   -----
Discount rate................................  5.50%    5.75%   5.50%   5.75%
Expected long-term return on plan assets.....  8.25%    8.25%    N/A     N/A
Rate of compensation increase................  4.00%    4.00%    N/A     N/A
Health care trend rate for following year....   N/A      N/A   10.00%  10.50%
Ultimate trend rate..........................   N/A      N/A    5.00%   5.00%
Year ultimate rate reached...................   N/A      N/A    2016    2016

The Company generally determines the assumed long-term rate of return on plan assets based on the rate expected to be earned for plan assets. The asset mix based on the long-term investment policy and range of target allocation percentages of the plans and the Capital Asset Pricing Model are used as part of that determination.

As of December 31, 2006 and 2005, the total accumulated Post-Retirement Benefit Plan obligation was $28 million and $35 million, respectively. The accumulated post-retirement benefit obligation for fully eligible active employees was $3 million as of December 31, 2006 and $4 million as of December 31, 2005. The accumulated post-retirement benefit obligation for ineligible active employees was $4 million as of December 31, 2006 and 2005. For measurement purposes as of December 31, 2006, a 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006 for both pre-65 and post-65 coverage.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 7 - Pension Benefit Plans and Other Postretirement Benefit Plans - (continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                               1-Percentage   1-Percentage
                                              Point Increase Point Decrease
                                              -------------- --------------
                                                      (in millions)
Effect on total service and interest costs
  in 2006....................................      $0.1          $(0.1)
Effect on postretirement benefit obligations
  as of December 31, 2006....................      $  2          $  (1)

Plan Assets

The Company's weighted-average asset allocations for its U.S. Cash Balance Plan at December 31, 2006 and 2005 by asset category were as follows:

                                                               Plan Assets
                                                             at December 31,
                                                             --------------
                                                             2006    2005
                                                             ----    ----
Asset Category
--------------
Equity securities...........................................  66%     65%
Fixed maturity securities...................................  29      31
Real estate.................................................   5       4
                                                             ---     ---
Total....................................................... 100%    100%
                                                             ===     ===

The target asset allocations for the Company's pension plans are summarized below for major asset categories:

Asset Category
--------------
Equity securities........................................... 40% - 80%
Fixed maturity securities................................... 20% - 60%
Real estate.................................................  0% - 5%

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 8 - Commitments and Contingencies

Commitments

As of December 31, 2006, the Company had outstanding commitments involving five mortgage applications in the United States for a total of $38 million to be disbursed in 2007.

On December 19, 2006 the Company entered into a purchase and sale agreement to acquire $154 million of real estate to be held for investment. The purchase closed on February 6, 2007.

During 2001, the Company entered into an office ground lease agreement, which expires on September 20, 2096. The terms of the lease agreement provide for adjustments in future periods. The approximate minimum aggregate rental commitments on the ground lease together with other rental office space commitments were as follows:

                                                        Operating
                                                         Leases
                                                      -------------
                                                      (in millions)
             2007....................................     $  2
             2008....................................        2
             2009....................................        2
             2010....................................        2
             2011....................................        2
             Thereafter..............................      200
                                                          ----
             Total...................................     $210
                                                          ====

There were no other material operating leases in existence as of December 31, 2006.

Legal Proceedings. The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming it as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other government and regulatory bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. As with many other companies in the financial services industry, the Company has been requested or required by such government and regulatory authorities to provide information with respect to market timing, late trading and sales compensation and broker-dealer practices with respect to variable investment options underlying variable life and annuity products and other separate account products. It is believed that these inquiries are similar to those made to many financial service companies by various agencies into practices, policies and procedures relating to trading in mutual fund shares and sales compensation and broker-dealer practices. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 9 - Shareholder's Equity

Capital Stock

The Company has two classes of capital stock:

Preferred stock, $1.00 par value, 50,000,000 shares authorized, 100,000 shares issued and outstanding at December 31, 2006 and 2005.

Common stock, $1.00 par value, 50,000,000 shares authorized at December 31, 2006 and 2005, 4,728,935 shares issued and outstanding at December 31, 2006 (4,728,934 issued and outstanding at December 31, 2005).

Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income for the years indicated are presented below:

                                                                                  Net
                                                                      Net     Accumulated   Foreign    Minimum    Accumulated
                                                                   Unrealized   Gain on    Currency    Pension       Other
                                                                     Gains     Cash Flow  Translation Liability  Comprehensive
                                                                    (Losses)    Hedges    Adjustment  Adjustment    Income
                                                                   ---------- ----------- ----------- ---------- -------------
                                                                                          (in millions)
Balance at January 1, 2004........................................   $ 635        $ 3        $158        $ (3)       $ 793
Gross unrealized gains (net of deferred income tax expense of $65
  million)........................................................     120                                             120
Reclassification adjustment for gains realized in net income
(net of deferred income tax expense of $75 million)...............    (140)                                           (140)
Adjustment for participating group annuity contracts (net of
  deferred income tax benefit of $10 million).....................     (18)                                            (18)
Adjustment for deferred acquisition costs and deferred sales
  inducements (net of deferred income tax expense of $7 million)        13                                              13
                                                                     -----                                           -----
Net unrealized losses.............................................     (25)                                            (25)
Foreign currency translation adjustment...........................                             55                       55
Minimum pension liability (net of deferred income tax benefit of
  $0).............................................................                                         (1)          (1)
Net gains on cash flow hedges (net of deferred income tax expense
  of $3 million)..................................................                  6                                    6
                                                                     -----        ---        ----        ----        -----
Balance at December 31, 2004......................................   $ 610        $ 9        $213        $ (4)       $ 828
                                                                     =====        ===        ====        ====        =====

                                                                                  Net
                                                                      Net     Accumulated   Foreign    Minimum    Accumulated
                                                                   Unrealized   Gain on    Currency    Pension       Other
                                                                     Gains     Cash Flow  Translation Liability  Comprehensive
                                                                    (Losses)    Hedges    Adjustment  Adjustment    Income
                                                                   ---------- ----------- ----------- ---------- -------------
                                                                                          (in millions)
Balance at January 1, 2005........................................   $ 610        $ 9        $213        $ (4)       $ 828
Gross unrealized losses (net of deferred income tax benefit of $30
  million)........................................................     (55)                                            (55)
Reclassification adjustment for gains realized in net income
(net of deferred income tax expense of $59 million)...............    (111)                                           (111)
Adjustment for participating group annuity contracts (net of
  deferred income tax benefit of $7 million)......................     (15)                                            (15)
Adjustment for deferred acquisition costs and deferred sales
  inducements (net of deferred income tax expense of $22 million)       42                                              42
                                                                     -----                                           -----
Net unrealized losses.............................................    (139)                                           (139)
Foreign currency translation adjustment...........................                             --                       --
Minimum pension liability (net of deferred income tax benefit of
  $11 million)....................................................                                        (21)         (21)
Net (losses) on cash flow hedges (net of deferred income tax
  benefit of $0)..................................................                 (1)                                  (1)
                                                                     -----        ---        ----        ----        -----
Balance at December 31, 2005......................................   $ 471        $ 8        $213        $(25)       $ 667
                                                                     =====        ===        ====        ====        =====

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                                       Additional
                                                                      Net                             Pension and
                                                          Net     Accumulated   Foreign    Minimum   Postretirement  Accumulated
                                                       Unrealized   Gain on    Currency    Pension    Unrecognized      Other
                                                         Gains     Cash Flow  Translation Liability   Net Periodic  Comprehensive
                                                        (Losses)    Hedges    Adjustment  Adjustment      Cost         Income
                                                       ---------- ----------- ----------- ---------- -------------- -------------
                                                                                     (in millions)
Balance at January 1, 2006............................    $471        $ 8        $213        $(25)        $  0          $667
Gross unrealized losses (net of deferred income tax
  benefit of $36 million).............................     (67)                                                          (67)
Reclassification adjustment for losses realized in net
  income (net of deferred income tax benefit of $12
  million)............................................      22                                                            22
Adjustment for participating group annuity contracts
  (net of deferred income tax expense of $15
  million)............................................      28                                                            28
Adjustment for deferred acquisition costs and
  deferred sales inducements (net of deferred
  income tax benefit of $11 million)                       (21)                                                          (21)
                                                          ----                                                          ----
Net unrealized losses.................................     (38)                                                          (38)
Foreign currency translation adjustment...............                              7                                      7
Minimum pension liability (net of deferred income
  tax expense of $3 million)..........................                                          5                          5
SFAS 158 transition adjustment........................                                         20          (22)           (2)
Net accumulated (losses) on cash flow hedges (net
  of deferred income tax expense of $ 0)..............                 --                                                 --
                                                          ----        ---        ----        ----         ----          ----
Balance at December 31, 2006..........................    $433        $ 8        $220        $ --         $(22)         $639
                                                          ====        ===        ====        ====         ====          ====

Net unrealized investment gains included in the consolidated balance sheets as a component of shareholder's equity are summarized below:

                                                                        2006   2005   2004
                                                                        ----  ------ ------
                                                                           (in millions)
As of December 31:
Balance, end of year comprises:
   Unrealized investment gains (losses) on:
       Fixed maturities available for sale ............................ $590  $  795 $1,073
       Equity securities available for sale............................  412     262    226
       Other, net......................................................   (7)      8     20
                                                                        ----  ------ ------
Total .................................................................  995   1,065  1,319

Amounts of unrealized investment gains (losses) attributable to:
       Deferred acquisition costs and deferred sales inducements ......  122      90    154
       Participating group annuity contracts ..........................  208     251    228
       Deferred federal income taxes...................................  233     253    327
                                                                        ----  ------ ------
Total..................................................................  562     594    709
                                                                        ----  ------ ------
Net unrealized investment gains........................................ $433  $  471 $  610
                                                                        ====  ====== ======

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 9 - Shareholder's Equity - (continued) Statutory Results

JH USA prepares its statutory basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile.

Statutory net income and statutory capital and surplus were as follows:

                                                              2006  2005  2004
                                                             ------ ---- ------
                                                               (in millions)
Statutory net income........................................ $  184 $ 11 $  304
Statutory capital and surplus...............................  1,426  945  1,165

JH USA is subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

As a result of the demutualization of MLI there are regulatory restrictions on the amounts of participating profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of policyholder dividends. The transfers are governed by the terms of MLI's Plan of Demutualization.

Note 10 - Segment Information

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets and distribution channels.

Protection Segment. Offers a variety of individual life insurance, including participating whole life, term life, universal life and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, and direct marketing.

Wealth Management Segment. Offers individual and group annuity contracts and group pension contracts. This segment distributes its products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

Corporate Segment. Includes corporate operations primarily related to certain financing activities and income on capital not specifically allocated to the reporting segments. The Company's reinsurance operations are also reported in this segment. Reinsurance refers to the transfer of all or part of certain risks related to policies issued by the Company to a reinsurer, or to the assumption of risk from other insurers.

The accounting policies of the segments are the same as those described above in Note 1 - Summary of Significant Accounting Policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The following tables summarize selected financial information by segment for the periods indicated:

                                                                                           Wealth
                                                                              Protection Management Corporate Consolidated
                                                                              ---------- ---------- --------- ------------
                                                                                             (in millions)
Year ended December 31, 2006
Revenues:
   Revenue from external customers...........................................  $ 1,483    $ 1,632    $  382     $  3,497
   Net investment income.....................................................      712        225       226        1,163
   Net realized investment gains (losses)....................................       79         20       (94)           5
                                                                               -------    -------    ------     --------
   Revenues..................................................................  $ 2,274    $ 1,877    $  514     $  4,665
                                                                               =======    =======    ======     ========
Net income (loss):...........................................................  $   197    $   324    $   (9)    $    512
                                                                               =======    =======    ======     ========
Supplemental Information:
   Equity in net income of investees accounted for by the equity method......       --         --    $   (1)    $     (1)
   Carrying value of investments accounted for by the equity method..........       --         --        36           36
   Amortization of deferred acquisition costs and deferred sales inducements.  $   235    $   303        (9)         529
   Interest expense..........................................................       --         21         5           26
   Income tax expense........................................................      104        115         4          223
   Segment assets............................................................   19,051     95,752     9,809      124,612

                                                                                           Wealth
                                                                              Protection Management Corporate Consolidated
                                                                              ---------- ---------- --------- ------------
                                                                                             (in millions)
Year ended December 31, 2005
Revenues:
   Revenue from external customers...........................................  $ 1,207    $ 1,225    $  207     $  2,639
   Net investment income.....................................................      723        220       226        1,169
   Net realized investment gains.............................................       92         32        85          209
                                                                               -------    -------    ------     --------
   Revenues..................................................................  $ 2,022    $ 1,477    $  518     $  4,017
                                                                               =======    =======    ======     ========
   Net income:...............................................................  $   151    $   272    $  125     $    548
                                                                               =======    =======    ======     ========
Supplemental Information:
   Equity in net income of investees accounted for by the equity method......       --         --    $    1     $      1
   Carrying value of investments accounted for by the equity method..........       --         --        38           38
   Amortization of deferred acquisition costs and deferred sales inducements.  $    74    $   243         5          322
   Interest expense..........................................................       --         26         3           29
   Income tax expense........................................................       81         95        71          247
   Segment assets............................................................   17,675     76,219     7,766      101,660

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

                                                                                           Wealth
                                                                              Protection Management Corporate Consolidated
                                                                              ---------- ---------- --------- ------------
                                                                                             (in millions)
Year ended December 31, 2004
Revenues:
   Revenue from external customers...........................................  $ 1,095    $   931    $  291     $ 2,317
   Net investment income.....................................................      713        230       205       1,148
   Net realized investment gains.............................................      184         52        49         285
                                                                               -------    -------    ------     -------
   Revenues..................................................................  $ 1,992    $ 1,213    $  545     $ 3,750
                                                                               =======    =======    ======     =======
Net income...................................................................  $   161    $   131    $  167     $   459
                                                                               =======    =======    ======     =======
Supplemental Information:
   Equity in net income of investees accounted for by the equity method......       --         --    $    1     $     1
   Carrying value of investments accounted for by the equity method..........       --         --        42          42
   Amortization of deferred acquisition costs and deferred sales inducements.  $   150    $   194        14         358
   Interest expense..........................................................       --         20         2          22
   Income tax expense........................................................       53         21        94         168
   Segment assets............................................................   16,785     62,662     5,907      85,354

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 11 - Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented below do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company's business or financial condition based on the fair value information presented below.

For fixed maturity securities and equity securities, fair values were based on quoted market prices where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of fixed maturity private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

The fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

The fair values of policy loans, short term investments, and cash and cash equivalents approximated their respective carrying values.

The fair values of fixed rate deferred and immediate annuities, which do not subject the Company to significant mortality or morbidity risks, were estimated using cash flows discounted at market rates.

Fair values of derivative financial instruments were based on current settlement values. These values were based on quoted market prices for the financial futures contracts and brokerage quotes that utilize pricing models or formulas using current assumptions for all swaps and other agreements.

The fair value of commitments approximated the amount of the outstanding commitment.

The following table presents the carrying values and fair values of the Company's financial instruments:

                                                        December 31,
                                              ---------------------------------
                                                    2006             2005
                                              ---------------- ----------------
                                              Carrying  Fair   Carrying  Fair
                                               Value    Value   Value    Value
                                              -------- ------- -------- -------
                                                        (in millions)
Assets:
   Fixed maturities.......................... $11,629  $11,629 $11,770  $11,770
   Equity securities.........................   1,034    1,034     584      584
   Mortgage loans on real estate.............   2,446    2,478   2,410    2,475
   Policy loans..............................   2,340    2,340   2,187    2,187
   Short term investments....................     645      645     549      549
   Cash and cash equivalents.................   4,112    4,112   2,591    2,591
   Derivative financial instruments..........      39       39       8        8

Liabilities:
   Fixed rate deferred and immediate
     annuities...............................   2,318    2,280   2,355    2,322
   Derivative financial instruments..........      91       91      41       41
   Commitments...............................      --      402      --       90

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 12 - Certain Separate Accounts

The Company issues variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. All contracts contain certain guarantees, which are discussed more fully below. The Company also has an immaterial amount of variable life insurance contracts in force, which will not be discussed further.

During 2006 and 2005, there were no gains or losses on transfers of assets from the general account to the separate account. The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue and changes in liabilities for minimum guarantees are included in policyholder benefits in the consolidated statements of income. Separate account net investment income, net investment gains and losses, and the related liability changes are offset within the same line item in the consolidated statements of income.

The variable annuity contracts are issued through separate accounts and the Company contractually guarantees the contract holder either (a) a return of no less than total deposits made to the contract less any partial withdrawals,
(b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary. Contracts issued after December 31, 2002 have a proportional partial withdrawal benefit instead of a dollar-for-dollar relationship. As of December 31, 2006, 28% of the inforce contract values have reduction of benefit on a dollar-for-dollar basis, and 72% on a proportional basis.

In May 1998, the Company introduced a Guaranteed Income Benefit Rider (GRIP), which provided a guaranteed minimum annuity payout if the policyholder elected to annuitize after holding the policy for at least 7 years. In 2001, the GRIP rider was replaced by a newer version, GRIP II, which required a 10 year waiting period and charged a higher ride fee. GRIP III, which replaced GRIP II after May, 2003, provided a less generous benefit base with a higher rider charge. The Company discontinued sales of GRIP III riders in 2005.

In 2004, the Company introduced a Guaranteed Minimum Withdrawal Benefit Rider
(GMWB) named Principal Plus (PP). This rider provides a guaranteed withdrawal amount referred to as the Guaranteed Withdrawal Balance (GWB) as long as withdrawals do not exceed 5% of the GWB per annum. In 2005, a newer version of GMWB rider, Principal Plus for Life (PPFL) was introduced. This new rider retains all the features of the PP rider and adds an alternative guarantee of a Lifetime Income Amount available for the life of the covered person. In February 2006, the PPFL rider was upgraded to a new "Enhanced" version featuring key change to the Step-Up option. Previously, Step-Ups occurred automatically every third contract year until the thirtieth year. After the upgrade, Step-Ups will begin to occur annually after the ninth year.

In October 2006, the Company added two new versions of the "Enhanced PPFL" rider to the PPFL family:

    . Principal Plus For Life PLUS Automatic Annual Step-Up, provides clients with the additional advantage that the Step-Up feature will occur annually beginning with the very first contract anniversary.

    . Principal Plus For Life PLUS Spousal Protection, provides clients with the additional advantage the rider will continue to provide the spouse with a guaranteed lifetime income even after the owner's death.

Reinsurance has been utilized to mitigate risk related to Guaranteed Minimum Death Benefits ("GMDB") and Guaranteed Minimum Income Benefits ("GMIB").

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

As of December 31, 2006 and 2005, the Company had the following variable contracts with guarantees:

                                                   December 31,   December 31,
                                                       2006           2005
                                                   ------------   ------------
                                                   (in millions, except percent)
Guaranteed minimum death benefit:
Return of net deposits in the event of death:
   Account value..................................   $11,869        $ 6,976
   Net amount at risk - gross.....................         4              7
   Net amount at risk - net.......................         1              1

Return of net deposits plus a minimum return in
  the event of death:
   Account value..................................   $   786        $   842
   Net amount at risk - gross.....................       150            176
   Net amount at risk - net.......................        --             --
   Guaranteed minimum return rate.................         5%             5%

Highest specified anniversary account value minus
  withdrawals post anniversary in the event of
  death:
   Account value..................................   $30,956        $26,828
   Net amount at risk - gross.....................     1,309          1,865
   Net amount at risk - net.......................        53             81

Guaranteed Minimum Income Benefit:
   Account value..................................   $11,277        $11,477
   Net amount at risk - gross.....................     1,137          1,332
   Net amount at risk - net.......................        27             25

Guaranteed Minimum Withdrawal Benefit:
   Account value..................................   $19,275        $10,179
   Net amount at risk - gross.....................         1              3
   Net amount at risk - net.......................         1              3

The Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive. For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the consolidated balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For guarantees of partial withdrawal amounts, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level. The table above shows the net amount at risk both gross and net of reinsurance.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Account balances of variable contracts with guarantees invest in variable separate accounts in various mutual funds with the following characteristics:

                                                                 December 31,  December 31,
Type of Fund                            Index                        2006          2005
------------         ------------------------------------------- ------------- ------------
                                                                 (in billions)
Large Cap Equity.... S&P 500                                         $10.8        $ 9.9
High Quality Bond... Ibbottson US Intermediate term Gov't Bond         4.6          4.3
High Yield Bond..... Ibbottson Domestic High Yield Bond                0.5          0.6
Balanced............ 60% Large Cap Equity, 40% High Quality Bond      22.6         14.4
Small Cap Equity.... Ibbottson US Small Cap Stock                      3.0          3.4
International Equity MSCI EAFE                                         1.4          1.3
Global Equity....... MSCI World                                        0.6          0.6
Real Estate......... NAREIT                                            0.4          0.3
                                                                     -----        -----
   Total............                                                 $43.9        $34.8
                                                                     =====        =====

The reserve roll forwards for the separate accounts as of December 31, 2006 and 2005 were as follows:

                                                                       Guaranteed
                                                                        Minimum
                                           Guaranteed     Guaranteed   Withdrawal
                                         Minimum Death  Minimum Income  Benefit
                                         Benefit (GMDB) Benefit (GMIB)   (GMWB)   Totals
                                         -------------- -------------- ---------- ------
                                                          (in millions)
Balance at January 1, 2006..............      $ 39          $(187)        $(14)   $(162)
Incurred guarantee benefits.............       (51)           (33)          --      (84)
Other reserve changes...................        92            428          109      629
                                              ----          -----         ----    -----
Balance at December 31, 2006............        80            208           95      383
Reinsurance recoverable.................       (35)          (518)          --     (553)
                                              ----          -----         ----    -----
Net balance at December 31, 2006........      $ 45          $(310)        $ 95    $(170)
                                              ====          =====         ====    =====
Balance at January 1, 2005..............      $ 65          $ 121         $(24)   $ 162
Incurred guarantee benefits.............       (81)            --           --      (81)
Other reserve changes...................        91             48           10      149
                                              ----          -----         ----    -----
Balance at December 31, 2005............        75            169          (14)     230
Reinsurance recoverable.................        36            356           --      392
                                              ----          -----         ----    -----
Net balance at December 31, 2005........      $ 39          $(187)        $(14)   $(162)
                                              ====          =====         ====    =====

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The gross reserves and ceded assets for GMDB and the gross reserves for GMIB were determined using SOP 03-1, whereas the ceded asset for GMIB and gross reserve for GMWB were determined in accordance with SFAS 133. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The following assumptions and methodology were used to determine the above amounts as of December 31, 2006 and 2005:

    . Data used included 1,000 stochastically generated investment performance scenarios. For SFAS 133 calculations, risk neutral scenarios have been used.

    . Mean return and volatility assumptions have been determined for each of the asset classes noted above.

    . For 2006, annuity mortality was based on 1994 MGDB table multiplied by factors varied by rider types (living benefit/GMDB only) and qualified/non-qualified business (2005 - Annuity mortality was assumed to be 90% of the Annuity 2000 table).

    . Annuity base lapse rates vary by contract type and duration and range from 1% to 42 % (2005 - 1% to 45%).

    .  Partial withdrawal rates are approximately 4% per year.

    . The discount rate is 7.0% (inforce issued before 2004) or 6.4% (inforce issued after 2003) in the SOP 03-1 calculations and 5.24% (2005 - 5.00%) for SFAS 133 calculations.

Note 13 - Deferred Acquisition Costs and Deferred Sales Inducements

The components of the change in Deferred Acquisition Costs were as follows:

                                                              2006    2005
For the year ended December 31,                              ------  ------
                                                              (in millions)
Balance, January 1.......................................... $4,112  $3,448
Capitalization..............................................  1,115     940
Amortization................................................   (494)   (293)
Transfer of Taiwan operations - Note 15.....................     --     (47)
Effect of net unrealized gains on available-for-sale
  securities................................................    (32)     64
                                                             ------  ------
Balance, December 31........................................ $4,701  $4,112
                                                             ======  ======

The components of the change in Deferred Sales Inducements were as follows:

                                                             2006   2005
For the year ended December 31,                              ----   ----
                                                             (in millions)
Balance, January 1.......................................... $231   $228
Capitalization..............................................   39     36
Amortization................................................  (35)   (29)
Transfer of Taiwan operations - Note 15.....................   --     (4)
                                                             ----   ----
Balance, December 31........................................ $235   $231
                                                             ====   ====

Note 14 - Share Based Payments

The Company participates in the stock compensation plans of MFC. The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2002 using the prospective method described in SFAS
No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. The Company uses the Black-Scholes option pricing model to estimate the value of stock options granted to employees and continues to use this model after adopting SFAS 123R on January 1, 2006. Had the Company adopted SFAS 123R in prior periods, the impact of that guidance would have approximated the impact of SFAS 123. The stock-based compensation is a legal obligation of MFC, but in accordance with U.S. generally accepted accounting principles, is recorded in the accounts of the Company in other operating costs and expenses.

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Stock Options (ESOP)

Certain employees of the Company are provided compensation in the form of stock options, deferred share units ("DSUs"), and restricted share units ("RSUs") in MFC. The fair value of the stock options granted by MFC to the Company's employees is recorded by the Company over the vesting periods. The fair value of the deferred share units granted by MFC to the Company's employees is recognized in the accounts of the Company over the vesting periods of the units. The intrinsic fair value of the restricted share units granted by MFC to the Company's employees is recognized in the accounts of the Company over the vesting periods of the units.

Under MFC's Executive Stock Option Plan ("ESOP"), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC's common shares on the Toronto Stock Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73.6 million common shares have been reserved for issuance under the ESOP.

MFC grants DSUs under the ESOP and the Stock Plan for Non-Employee Directors. Under the ESOP, the holder is entitled to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on MFC's common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director's retainer and fees in DSUs or common shares in lieu of cash. Upon termination of board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors. In 2006, MFC issued a total of 181,000 DSUs (2005 - 182,000) to certain employees who elected to defer receipt of all or part of their annual bonus. Also in 2006, MFC issued a total of 720,000 DSUs (2005 - 0) to certain employees who elected to defer payment of all or part of their 2004 restricted share units. Restricted share units are discussed below. The DSUs issued in 2006 and 2005 vested immediately upon issue.

Global Share Ownership Plan (GSOP)

Effective January 1, 2001, MFC established the Global Share Ownership Plan ("GSOP") for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the employee's eligible contributions to certain maximums. MFC's contributions vest immediately. All contributions are used by the GSOP's trustee to purchase common shares in the open market. The Company's compensation expense related to the GSOP was $0.9 million for the year ended December 31, 2006 (2005 - $0.3 million; 2004 - $0.6 million).

Director Equity Incentive Plan (DEIP)

MFC had previously granted stock options to directors under the Director Equity Incentive Plan ("DEIP"). There were no stock options granted under the DEIP in 2006 or 2005, as a result of a decision made by the MFC Board of Directors in 2004 to permanently discontinue stock option grants to directors. A total of 500,000 common shares of MFC had been reserved for issuance under the DEIP.

Restricted Share Unit Plan (RSU)

In 2003, MFC established the Restricted Share Unit ("RSU") Plan. For the year ended December 31, 2006, MFC granted a total of 1.6 million (2005 - 1.8 million) RSUs to certain eligible employees under this plan. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest three years from the grant date, subject to performance conditions, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. The Company's compensation expense related to RSUs was $13.8 million for the year ended December 31, 2006 (2005 - $27.4 million; 2004 - $0).

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

The Company's portion of MFC DSU unit awards outstanding during 2006 was as follows:

                                                                DSUs
                                                             Outstanding
                                                             -----------
Outstanding, January 1, 2006................................   306,888
Granted.....................................................    11,846
Redeemed....................................................   (50,548)
Forfeited...................................................       (--)
Dividends Reinvested........................................     5,466
                                                               -------
Outstanding, December 31, 2006..............................   273,652
                                                               =======

The Company's portion of MFC RSU grants outstanding during 2006 was as follows:

                                                                RSUs
                                                             Outstanding
                                                             -----------
Outstanding, January 1, 2006................................   901,417
Granted.....................................................   353,340
Redeemed....................................................  (537,665)
Forfeited...................................................   (19,976)
Dividends Reinvested........................................    24,381
                                                              --------
Outstanding, December 31, 2006..............................   721,497
                                                              ========

The following table summarizes the Company's stock option awards outstanding and the weighted average exercise price during the year ended December 31, 2006:

                                                        December 31, 2006
                                                   ---------------------------
                                                              Weighted Average
                                                    Options    Exercise Price
                                                   ---------  ----------------
Outstanding, January 1, 2006...................... 5,384,262       $19.28
Granted...........................................   754,616       $32.56
Exercised.........................................  (611,554)      $18.02
Forfeited.........................................   (41,244)      $26.41
                                                   ---------
Outstanding, December 31, 2006.................... 5,486,080       $21.19
                                                   =========
Exercisable, December 31, 2006.................... 3,655,146       $18.39
                                                   =========

The market value of MFC common shares at December 31, 2006 was $33.62.

The weighted average fair value of each option granted in 2006 has been estimated at $32.56 using the Black-Scholes option-pricing model. The weighted average assumptions used in the determination of the fair value of each option are as follows:

                                          For the Years Ended December 31,
                                         ----------------------------------
                                            2006        2005        2004
                                         ----------  ----------  ----------
Dividend Yield..........................       1.94%       1.90%       1.80%
Expected Volatility.....................      20.00%      20.00%      22.50%
Risk - Free Interest Rate...............       4.11%       3.70%       3.70%
Expected Life of Stock Option........... 6.50 years  6.00 years  6.00 years

The Company recorded compensation expense for stock options granted of $4.5 million during the year ended December 31, 2006 (2005 - $4.5 million; 2004 - $0).

In aggregate, the Company recorded share based compensation expense of $19.2 million for the year ended December 31, 2006 (2005 - $32.2 million; 2004 - $0.6 million).

                 JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

Note 15 - Taiwan Branch Transfer and Subsequent Reinsurance of Taiwan Business back to the Company

Effective January 1, 2005, the Company transferred its Taiwan branch operations to an affiliate, Manulife (International) Limited (MIL). Assets of $295 million and liabilities of $176 million were transferred. The loss on the intercompany transfer of $77 million, net of tax benefit of $42 million, was accounted for as a transaction between entities under common control and recorded as a reduction to additional paid in capital.

During the fourth quarter of 2005, a block of business of the Taiwan branch was transferred back to the Company through reinsurance, in two steps. First MIL entered into a modified coinsurance agreement with an affiliate, Manufacturers Life Reinsurance Limited (MLRL), transferring the business to MLRL. Then MLRL entered into a modified coinsurance agreement with the Company, transferring the business to the Company. The Company recorded reinsurance recoverable of $152 million, assumed policyholder liabilities of $123 million, and received a ceding commission of $102 million. These transactions were also accounted for as transactions between entities under common control, and the gain of $85 million, net of tax expense of $46 million, was recorded as an increase to additional paid in capital.

The net effect on the Company's additional paid in capital for the transfer and reinsurance of the Taiwan branch business was an increase of $8 million in 2005.

Subsequent to the transfer it was determined that reserves on the Taiwan business needed to be strengthened by $10 million net of tax benefit of $5 million. This activity was reported in the Company's 2005 consolidated statement of income.

Note 16 - Subsequent Events

Pursuant to a senior promissory note dated March 1, 2007, the Company borrowed $477 million from an affiliate, Manulife Holdings (Delaware) LLC. Interest is calculated at a fluctuating rate equal to 3 month LIBOR plus 33.5 basis points and is payable quarterly. The interest rate was 5.68% as of March 15, 2007. The note matures on December 15, 2016.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

John Hancock Life Insurance Company (U.S.A.)
September 30, 2007

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

              INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets as of September 30, 2007 (Unaudited) and
   December 31, 2006 .....................................................   F-3

Unaudited Consolidated Statements of Income for the three months and
   the nine months ended September 30, 2007 ..............................   F-4

Unaudited Consolidated Statement of Changes in Shareholder's Equity
   and Comprehensive Income for the nine months ended September
   30, 2007 ..............................................................   F-5

Unaudited Consolidated Statement of Cash Flows for the nine months
   ended September 30, 2007 ..............................................   F-6

Notes to Unaudited Consolidated Financial Statements .....................   F-7

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                           CONSOLIDATED BALANCE SHEETS

                                                            AS OF
                                                     SEPTEMBER 30, 2007         AS OF
                                                         (UNAUDITED)      DECEMBER 31, 2006
                                                     ------------------   -----------------
                                                                  (IN MILLIONS)
ASSETS
Investments:
Fixed maturities:
   Available-for-sale - at fair value
      (cost: 2007 - $13,059, 2006 - $11,231) .....        $ 13,365             $ 11,629
Equity securities:
   Available-for-sale - at fair value
      (cost: 2007 - $840, 2006 - $857) ...........           1,009                1,034
Mortgage loans on real estate ....................           2,257                2,446
Real estate ......................................           1,542                1,401
Policy loans .....................................           2,472                2,340
Short term investments ...........................           1,802                  645
Other invested assets ............................             282                  132
                                                          --------             --------
   Total Investments .............................          22,729               19,627
Cash and cash equivalents ........................           4,272                4,112
Accrued investment income ........................             322                  247
Deferred  policy acquisition costs ...............           5,379                4,701
Deferred sales inducements .......................             249                  235
Amounts due from affiliates ......................           2,757                2,657
Reinsurance recoverable ..........................           1,290                1,295
Other assets (Goodwill: 2007-$54; 2006-$54) ......           1,683                1,276
Separate account assets ..........................         105,307               90,462
                                                          --------             --------
   Total Assets ..................................        $143,988             $124,612
                                                          ========             ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Future policy benefits ...........................        $ 23,911             $ 22,379
Policyholders' funds .............................             283                  298
Unearned revenue .................................             682                  766
Unpaid claims and claim expense reserves .........             662                  704
Dividends payable to policyholders ...............             203                  200
Amounts due to affiliates ........................           4,324                2,767
Deferred income tax liability ....................             877                  762
Other liabilities ................................           2,347                1,492
Separate account liabilities .....................         105,307               90,462
                                                          --------             --------
   Total Liabilities .............................         138,596              119,830
Shareholder's Equity:
Capital stock ....................................              76                   76
Additional paid in capital .......................           2,148                2,145
Retained earnings ................................           2,435                1,922
Accumulated other comprehensive income ...........             733                  639
                                                          --------             --------
   Total Shareholder's Equity ....................           5,392                4,782
                                                          --------             --------
   Total Liabilities and Shareholder's Equity ....        $143,988             $124,612
                                                          ========             ========

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                                                     THREE MONTHS ENDED    NINE MONTHS ENDED
                                                     SEPTEMBER 30, 2007   SEPTEMBER 30, 2007
                                                     ------------------   ------------------
                                                                  (IN MILLIONS)
REVENUES
   Premiums ......................................         $  206               $  646
   Fee income ....................................            798                2,276
   Net investment income .........................            332                  990
   Net realized investment gains .................             49                   63
                                                           ------               ------
      Total revenues .............................          1,385                3,975
BENEFITS AND EXPENSES
   Benefits to policyholders .....................            617                1,596
   Other operating costs and expenses ............            336                  933
   Amortization of deferred policy acquisition
      costs and deferred sales inducements .......             72                  431
   Dividends to policyholders ....................            104                  309
                                                           ------               ------
      Total benefits and expenses ................          1,129                3,269
Income before income taxes .......................            256                  706
Income taxes .....................................             72                  193
                                                           ------               ------
Net income .......................................         $  184               $  513
                                                           ======               ======

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
       UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                            AND COMPREHENSIVE INCOME

                                                                                          ACCUMULATED
                                                                   ADDITIONAL                OTHER          TOTAL
                                                          CAPITAL    PAID IN   RETAINED  COMPREHENSIVE  SHAREHOLDER'S     SHARES
                                                           STOCK     CAPITAL   EARNINGS      INCOME         EQUITY     OUTSTANDING
                                                          -------  ----------  --------  -------------  -------------  -----------
                                                                  (IN MILLIONS, EXCEPT FOR SHARES OUTSTANDING)         (THOUSANDS)
BALANCE AT JANUARY 1, 2007..............................    $76     $2,145      $1,922       $639          $4,782         4,829
   Comprehensive income:
      Net income........................................                           513                        513
      Other comprehensive income, net of tax:
         Net unrealized losses..........................                                      (14)            (14)
         Change in funded status of the pension plan
            and amortization of periodic pension costs..                                        2               2
         Foreign currency translation adjustment........                                      106             106
                                                                                                           ------
   Comprehensive income.................................                                                      607
   Transactions with affiliate..........................                (1)                                    (1)
   Stock options........................................                 4                                      4
                                                            ---     ------      ------       ----          ------         -----
BALANCE AT SEPTEMBER 30, 2007...........................    $76     $2,148      $2,435       $733          $5,392         4,829
                                                            ===     ======      ======       ====          ======         =====

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                          FOR THE NINE
                                                                          MONTHS ENDED
                                                                       SEPTEMBER 30, 2007
                                                                       ------------------
                                                                          (IN MILLIONS)
Cash flows from operating activities:
   Net income ......................................................        $   513
      Adjustments to reconcile net income to net cash
         provided by operating activities:
      Net realized investment gains ................................            (63)
      Amortization of premium/discount - fixed maturities ..........              4
      Deferral of policy acquisition costs and sales inducements ...         (1,135)
      Amortization of deferred policy acquisition costs and
         deferred sales inducements ................................            431
      Depreciation and amortization ................................             19
      Increase in accrued investment income ........................            (75)
      Decrease other assets and other
         liabilities, net ..........................................            391
      Increase in policyholder liabilities and
         accruals, net .............................................            537
      Increase in deferred income tax liability ....................            122
                                                                            -------
   Net cash provided by operating activities .......................            744
Cash flows from investing activities:
   Sales of:
   Fixed maturities available for sale .............................          6,861
   Equity securities available-for-sale ............................            210
   Cash received on sale of mortgage backed security to affiliate ..             15
   Maturities, prepayments and scheduled redemptions of:
      Fixed maturities available for sale ..........................            411
      Mortgage loans ...............................................          1,115
   Purchases of:
      Fixed maturities available-for-sale ..........................         (8,997)
      Equity securities available-for-sale .........................           (213)
      Real estate ..................................................           (158)
      Other invested assets ........................................            (50)
   Mortgage loans on real estate issued ............................           (912)
   Net maturities of short term investments ......................           (1,120)
     Policy loans advanced, net ....................................           (131)
                                                                            -------
   Net cash used in investing activities ...........................         (2,969)

Cash flows from financing activities:
   Universal life and investment-type contract deposits ............          1,837
   Universal life and investment-type contract maturities and
      withdrawals ..................................................           (366)
   Net transfers to separate accounts from policyholders funds .....           (493)
   Unearned revenue on financial reinsurance .......................            (79)
   Decrease in amounts due to/from affiliates, net .................          1,514
   Excess tax benefits related to share based payments .............              1
   Net reinsurance recoverable .....................................            (29)
                                                                            -------
   Net cash provided by financing activities .......................          2,385
   Net increase in cash and cash equivalents .......................            160
   Cash and cash equivalents at December 31, 2006 ..................          4,112
                                                                            -------
   Cash and cash equivalents at September 30, 2007 .................        $ 4,272
                                                                            =======

The accompanying notes are an integral part of these unaudited consolidated financial statements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

John Hancock Life Insurance Company (U.S.A.) (JH USA or the Company) is a wholly owned subsidiary of The Manufacturers Investment Corporation (MIC). MIC is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company
(MLI). MLI, in turn, is a wholly owned subsidiary of Manulife Financial Corporation (MFC), a Canadian-based publicly traded company. MFC and its subsidiaries are collectively known as Manulife Financial.

The accompanying unaudited consolidated financial statements include the accounts of the Company and its majority owned and or controlled subsidiaries. All significant intercompany transactions and balances have been eliminated.

The accompanying unaudited consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles for interim financial statements, and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. These unaudited consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements as of December 31, 2006, included in its Form N-4 filed with the United States Securities and Exchange Commission (SEC). The accompanying consolidated balance sheet as of December 31, 2006 has been derived from the audited consolidated balance sheet but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform to the current period presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 160, Non-controlling interests in Consolidated Financial Statements (SFAS 160)

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS
160. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 specifies the minority interest is a separate part of a consolidated entity's equity section and should be included in shareholders' equity and separately reported. SFAS 160 will require that a consolidated entity's net income includes amounts attributable to both the controlling and non-controlling interest, and that amounts be separately presented as components of net income on the income statement. SFAS 160 will require that continuity of equity accounts for both controlling and non-controlling interests be presented on a company's statement of changes in shareholders' equity and comprehensive income. SFAS 160 will require that changes in a parent's ownership of a subsidiary which do not result in deconsolidation be accounted for as transactions in the company's own stock. Deconsolidation will result in a gain or loss recognition, with any retained non-controlling interest measured initially at fair value.

SFAS 160 will be effective for the Company on January 1, 2009, and will then be, for presentation purposes, applied retrospectively, and for changes in accounting methods, applied prospectively. The Company is evaluating the impact that adoption of SFAS 160 will have on its consolidated financial position and results of operations.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Statement of Financial Accounting Standards No. 141 Business Combination (SFAS
141)

In December 2007, the FASB issued SFAS 141. Whereas SFAS 141 removed the pooling method for business combinations, leaving only the acquisition method, and removed amortization of goodwill, it mostly left intact the details of the acquisition method found in prior guidance. SFAS 141 revises the purchase method. The purchase method of accounting is extended to all transactions and events in which one business obtains control over another business.

The acquisition date is established as the date the acquirer achieves control over the acquiree. Consideration transferred is measured at fair value as of the acquisition date. Identifiable assets acquired, liabilities assumed, and non-controlling interest in the acquiree will be recorded at their acquisition date fair values, with certain exceptions. For step acquisitions, upon gaining control, the acquiree will remeasure previously held interests at acquisition date fair value and record resulting gain or loss in earnings. Contingent consideration will be recognized at acquisition date, at fair value, and categorized as either liability or equity according to other applicable GAAP, and if a liability, periodically remeasured at fair value with changes recorded through earnings.

Assets and liabilities arising from contractual contingencies and from more likely-than-not non-contractual contingencies will be recorded at acquisition date fair value. Subsequently, contingent liabilities will be measured at the higher of their acquisition date fair value or the amount determined if applying SFAS 5, Accounting for Contingencies, while contingent assets will be measured at the lower of acquisition date fair values or best estimate of future settlement amounts. Indemnification assets will be recognized when the seller indemnifies the acquiree for outcome of a contingency relating to a specific asset or liability. They will be periodically remeasured on the same basis as the indemnified item. Negative goodwill resulting from a bargain purchase will be recognized as a gain by acquirer, without first allocating amounts to various assets.

Acquisition related costs other than consideration will be expensed as incurred; and restructuring costs will generally be expensed in periods after the acquisition date. Changes in deferred tax benefits that are recognizable as a result of a business combination will be recognized in income or directly in additional paid in capital.

SFAS 141 will apply prospectively to the Company's business combinations for which the acquisition date is on or after January 1, 2009. Early adoption is prohibited. The Company is unable to estimate the impact that adoption of SFAS 141 will have on its consolidated financial position and results of operations as a result of future business combinations.

Statement of Financial Accounting Standards No.159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159)

In February 2007, the FASB issued SFAS 159. SFAS 159's objective is to enable companies to mitigate the earnings volatility caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e., to some but not all similar financial assets or liabilities.

SFAS 159 will be effective for the Company beginning January 1, 2008, and will then be prospectively applicable. The Company is currently evaluating SFAS 159 to determine whether to take advantage of its features, and evaluating the resulting impact SFAS 159 will have on its consolidated financial position and results of operations.

Statement of Financial Accounting Standards No.158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R) (SFAS 158)

In September 2006, the FASB issued SFAS 158. SFAS 158 requires the Company to recognize in its consolidated balance sheet either assets or liabilities for overfunded or underfunded status of its defined benefit postretirement plans. Changes in the funded status of a defined benefit postretirement plan are recognized in comprehensive income in the year the changes occur.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

As a result of the adoption of SFAS 158 on December 31, 2006, the Company recorded a decrease of $2 million, net of tax benefit of $1 million, to accumulated other comprehensive income to recognize the funded status of its defined benefit pension and other post-retirement benefit plans.

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157)

In September 2006, the FASB issued SFAS 157. This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not discuss when to use fair value accounting. SFAS 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to market-unobservable data. It requires enhanced disclosure of fair value measurements including tabular disclosure by level of fair valued assets and liabilities within the hierarchy and tabular presentation of continuity within the period of those fair value items valued using the lowest hierarchy level.

SFAS 157 will be effective for the Company beginning January 1, 2008 and will then be prospectively applicable. In November 2007, the FASB decided to partially defer SFAS 157 for one year. The partial deferral applies to fair values of assets and liabilities which are fair valued on a company's balance sheet on a one-time basis, for example business combinations and impairments of long lived assets. The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial position and results of operations.

FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48).

In June 2006, the FASB issued FIN 48. FIN 48 prescribes a recognition and measurement model for impact of tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires evaluation of whether a tax position taken on a tax return is more likely than not to be sustained if challenged, and if so, evaluation of the largest benefit that is more than 50% likely of being realized on ultimate settlement. Differences between these benefits and actual tax positions result in either (A) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, (B) a reduction in a deferred tax asset or an increase in a deferred tax liability, or both A and B. FIN 48 requires recording a cumulative effect of adoption in retained earnings as of the beginning of the year of adoption.

FIN 48 was effective for the Company's consolidated financial statements beginning January 1, 2007. The Company had no cumulative effect of adoption to its January 1, 2007 consolidated retained earnings. Adoption of FIN 48 had no material impact on the Company's consolidated financial position at September 30, 2007 and consolidated results of operations for the three months and nine months ended September 30, 2007.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Instruments (SFAS 155)

On February 16, 2006, the FASB issued SFAS 155, which is an amendment of SFAS 133, Accounting for Derivative Instruments and Hedging Activities and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and which brings consistency to accounting and reporting for certain hybrid financial instruments by simplifying and eliminating exceptions to the accounting for them. SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 was effective for the Company's consolidated financial statements beginning on January 1, 2007 and was applied to financial instruments created or modified after that date. Adoption of SFAS 155 had no impact on the Company's consolidated financial position or results of operations.

AICPA Statement of Position 05-1 - Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts (SOP 05-1)

In September 2005, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued SOP 05-1. SOP 05-1 provides guidance on accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged off to expense.

SOP 05-1 was effective for the Company's internal replacements occurring on or after January 1, 2007. Retrospective adoption is not permitted. In connection with the Company's adoption of SOP 05-1 as of January 1, 2007, there was no impact to the Company's consolidated financial position and results of operations.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has formal service agreements with MFC and MLI, which can be terminated by either party upon two months notice. Under the various agreements, the Company will pay direct operating expenses incurred by MFC and MLI on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $79 million for the three months and $244 million for the nine months ended September 30, 2007. As of September 30, 2007 and December 31, 2006 the Company had accrued liabilities to MFC and MLI of $5 million and $9 million, respectively.

There are two service agreements, both effective as of April 28, 2004, between the Company and John Hancock Life Insurance Company (JHLICO). Under one agreement, the Company provides services to JHLICO, and under the other JHLICO provides services to the Company. In both cases the Provider of the services can also employ a Provider Affiliate to provide services. In the case of the service agreement where JHLICO provides services to the Company, a Provider Affiliate means JHLICO's parent, John Hancock Financial Services, Inc, (JHFS), and its direct and indirect subsidiaries.

Net services provided by the Company to JHLICO were $29 million for the three months and $87 million for the nine months ended September 30, 2007. As of September 30, 2007 and December 31, 2006 there were accrued receivables from JHLICO to the Company of $76 million and $104 million, respectively.

Management believes the allocation methods used for service agreements are reasonable and appropriate in the circumstances; however, the Company's consolidated balance sheets may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - RELATED PARTY TRANSACTIONS - (CONTINUED)

MFC also provides a claims paying guarantee to certain U.S. policyholders.

On December 20, 2002, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited (Bermuda) (MRBL), an affiliated company, to reinsure a block of variable annuity business. The contract reinsures all risks; however, the primary risk reinsured is investment and lapse risk with only limited coverage of mortality risk. Accordingly, the contract was classified as financial reinsurance and given deposit-type accounting treatment. Under the terms of the agreement, the Company received a ceding commission of $89 million for the three months and $271 million for the nine months ended September 30, 2007. This is classified as unearned revenue on the consolidated balance sheets. The balance is being amortized to income as payments are made to MRBL. The balance of this unearned revenue was $412 million as of September 30, 2007 and $425 million as of December 31, 2006.

On December 31, 2003, the Company entered into a reinsurance agreement with MRBL to reinsure 90% of the non-reinsured risk of the closed block of participating life insurance business. As approximately 90% of the mortality risk is covered under previously existing contracts with third party reinsurers and the resulting limited mortality risk is inherent in the new contract with MRBL, it was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRBL under the terms of the agreement. Included in amounts due from affiliates at September 30, 2007 and December 31, 2006 was $2,694 million and $2,616 million, respectively, representing the receivable from MRBL for the transferred assets, which are accounted for in a similar manner as invested assets available-for-sale.

Pursuant to a promissory note issued December 19, 2000 and to a Credit Agreement of the same date, the Company borrowed $250 million from an affiliate, Manulife Hungary Holdings KFT (MHHL). The maturity date with respect to this note is 365 days following the date of the borrowing; however, the note is normally renegotiated at each anniversary date. Interest is calculated at a fluctuating rate equivalent to three-month U.S. dollar London Inter-bank Borrowing (LIBOR) plus 25 basis points and is payable quarterly. The interest rate was 5.45% as of September 30, 2007. On December 30, 2002, the Company repaid $176 million of the original principal balance. The principal balance outstanding as of September 30, 2007 and December 31, 2006 was $74 million. On December 21, 2007 the Company repaid $70 million of the remaining principal balance.

Pursuant to a promissory note issued August 7, 2001 and to a Credit Agreement of the same date, the Company borrowed $4 million from MHHL. The maturity date with respect to this note is 365 days after the date of the borrowing; however, the note is normally renegotiated at each anniversary date. Interest is calculated at a fluctuating rate equal to 3-month LIBOR plus 25 basis points and is payable quarterly. The interest rate was 5.45% as of September 30, 2007.

Pursuant to a demand promissory note dated August 16, 2006, the Company borrowed $8 million from an affiliate, P.T. Manulife Aset Manajemen Indonesia. Interest was calculated at a fluctuating rate equal to 3 month LIBOR and was payable quarterly. The interest rate was 5.37% as of December 31, 2006. The Company repaid the note on February 20, 2007.

Pursuant to a Note Purchase Agreement dated November 10, 2006, the Company borrowed $90 million from JHLICO. The note matures on December 1, 2011 and is secured by a mortgage on the Company's property at 601 Congress Street, Boston, MA. The note provides for interest-only payments of $0.4 million per month commencing January 1, 2007 through November 1, 2011. The interest rate for the term of this note is fixed at 5.73%.

Pursuant to a subordinated promissory note dated December 22, 2006, the Company borrowed $136 million from an affiliate, Manulife Holdings (Delaware) LLC
(MHDL). Interest is calculated at a fluctuating rate equal to 3 month LIBOR plus 30 basis points and is payable quarterly. The interest rate was 5.95% as of September 30, 2007. The note matures on December 15, 2016.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - RELATED PARTY TRANSACTIONS - (CONTINUED)

Pursuant to a senior promissory note dated March 1, 2007, the Company borrowed $477 million from MHDL. Interest is calculated at a fluctuating rate equal to 3 month LIBOR plus 32.5 basis points and is payable quarterly. The interest rate was 5.98% as of September 30, 2007. The note matures on December 15, 2016.

The Company has two liquidity pools in which affiliates can invest excess cash. Terms of operation and participation in the liquidity pool are set out in two Liquidity Pool and Loan Facility Agreements. The first agreement, effective May 28, 2004, is between the Company and various MFC affiliates. The second agreement, effective May 27, 2005 and amended June 9, 2005, allows JHFS, and its subsidiaries, acquired as a result of the 2004 merger with MFC, to also participate in the arrangement. The maximum aggregate amount that the Company can accept into these Liquidity Pools is $3.6 billion. Under the terms of the agreements, certain participants may receive advances from the pools up to certain predetermined limits. As of September 30, 2007 Manulife Investment Corporation had received advances totaling $7 million. By acting as the banker the Company can earn a spread over the amount it pays its affiliates and this aggregation and resulting economies of scale allows the affiliates to improve the investment return on their excess cash. Interest payable on the funds will be reset daily to the one-month U.S. Dollar London Inter-Bank Bid (LIBID).

     The following table exhibits the affiliates and their participation in the Company's liquidity pools:

                                                      SEPTEMBER 30,
                                                          2007        DECEMBER 31,
                                                       (UNAUDITED)        2006
                                                      -------------   ------------
                                                              (IN MILLIONS)
                    AFFILIATE
Manulife Investment Corporation....................       $   (7)        $   61
Manulife Holdings (Delaware) LLC...................            9             --
Manulife Reinsurance Ltd...........................          139            308
Manulife Reinsurance (Bermuda) Ltd.................          165            317
Manulife Hungary Holdings KFT......................           90             33
Manulife Insurance Company.........................           53             51
John Hancock Life Insurance Company................        1,740            550
John Hancock Variable Life Insurance Company.......          172            202
John Hancock Insurance Company of Vermont..........           98             71
John Hancock Reassurance Co, Ltd...................          269            236
John Hancock Financial Services, Inc...............           15             56
The Berkeley Financial Group, LLC..................           49             28
John Hancock Subsidiaries, LLC.....................           94              4
                                                          ------         ------
    Total..........................................       $2,886         $1,917
                                                          ======         ======

     The balances above are reported on the Consolidated Balance Sheets as amounts due to affiliates.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - PENSION BENEFIT PLANS AND OTHER POSTEMPLOYMENT BENEFIT PLANS

The Company maintains a number of pension and benefit plans for its eligible employees. The following table includes the components of the Company's net periodic benefit cost for the periods indicated.

COMPONENTS OF NET PERIODIC BENEFIT COST:

                                               THREE MONTHS ENDED          NINE MONTHS ENDED
                                               SEPTEMBER 30, 2007          SEPTEMBER 30, 2007
                                           -------------------------   -------------------------
                                                           OTHER                       OTHER
                                            PENSION   POSTEMPLOYMENT    PENSION   POSTEMPLOYMENT
                                           BENEFITS      BENEFITS      BENEFITS       BENEFITS
                                           --------   --------------   --------   --------------
                                                               (IN MILLIONS)
Service cost ...........................    $ 2.3          $ 0.3        $ 5.6          $0.8
Interest cost ..........................      1.7            0.5          5.0           1.4
Expected return on plan assets .........     (1.4)            --         (4.2)           --
Amortization of prior service cost .....     (0.1)            --         (0.1)           --
Recognized actuarial gain ..............      0.1            0.1          0.4           0.1
                                            -----          -----        -----          ----
Net periodic benefit cost ..............    $ 2.6          $ 0.9        $ 6.7          $2.3
                                            =====          =====        =====          ====

The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2006 that it made no contributions in 2006 to its Pension Benefits Plan because the Plan was subject to the full funding limitation under the Internal Revenue Code. The Company made no contributions to its Pension Benefit Plan for the nine months ended September 30, 2007.

The Company sponsors a defined contribution 401(k) savings plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Company's 401(k) expense was $1.2 million for the three months and $4.9 million for the nine months ended September 30, 2007.

NOTE 4 - INCOME TAXES - ADOPTION OF FASB INTERPRETATION NO. 48,

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state and local or non U.S. income tax examinations by taxing authorities for years before 1998. The Internal Revenue Service (IRS) completed its examinations for years 1998 through 2003 on December 31, 2005. The Company has filed protests with the IRS Appeals Division of various adjustments raised by the IRS in its examinations of these years. The IRS commenced an examination of the Company's U.S. income tax returns for years 2004 through 2005 in the third quarter of 2007 that is anticipated to be completed by the end of 2009.

The Company adopted the provisions FIN 48, Accounting for Uncertainty in Income Taxes on January 1, 2007. In connection with the adoption of FIN 48 the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES - ADOPTION OF FASB INTERPRETATION NO. 48, - (CONTINUED) ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

     A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                               UNRECOGNIZED TAX BENEFITS AS
                                                                   OF SEPTEMBER 30, 2007
                                                               ----------------------------
                                                                      (IN MILLIONS)
Balance as of January 1, 2007                                             $229.5
Additions based on tax positions related to the current year                18.6
Additions for tax positions of prior years                                  39.7
Reductions for tax positions of prior years                                 (4.5)
                                                                          ------
Balance as of September 30, 2007                                          $283.3
                                                                          ======

Included in the balance as of September 30, 2007 was $190.0 million of unrecognized benefits that, if recognized, would affect the Company's effective tax rate.

Included in the balance as of September 30, 2007 were $93.3 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to an earlier period.

The Company recognizes interest expense related to unrecognized tax benefits in other operating costs and expenses and penalties in income tax expense. During the three months and nine months ended September 30, 2007 and the year ended December 31, 2006, the Company recognized approximately $5.1 million, $15.0 million, and $16.1 million of interest expense, respectively. The Company had approximately $58.9 million and $63.3 million of accrued interest on its consolidated balance sheets as of September 30, 2007 and December 31, 2006, respectively. The Company did not recognize any material amounts of penalties during the nine months ended September 30, 2007 or the year ended December 31, 2006.

Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

NOTE 5 - CONTINGENCIES

LEGAL PROCEEDINGS. The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming it as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, employer and taxpayer. In addition, state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and other government and regulatory bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SEGMENT INFORMATION

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets and distribution channels.

The Company operates in three business segments. Two segments, Protection and Wealth Management, primarily serve retail and institutional customers. The third segment, Corporate, includes activities not allocated to the other two segments, and the Company's reinsurance operations.

PROTECTION SEGMENT. Offers a variety of individual life insurance products, including participating whole life, term life, universal life and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, and direct marketing.

WEALTH MANAGEMENT SEGMENT. Offers individual and group annuity contracts and group pension contracts. This segment distributes its products through multiple distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

CORPORATE SEGMENT. Includes corporate operations primarily related to certain financing activities and income on capital not specifically allocated to the reporting segments. The Company's reinsurance operations are also reported in this segment. Reinsurance refers to the transfer of all or part of certain risk related to policies issued by the Company to a reinsurer, or to the assumption of risk from other insurers.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies included in the notes to the Company's annual audited consolidated financial statements as of December 31, 2006 filed with the SEC. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

The following tables summarize selected unaudited consolidated financial information by segment for the periods indicated:

                                                                                   WEALTH
                                                                   PROTECTION    MANAGEMENT     CORPORATE   CONSOLIDATED
                                                                   ----------   -------------   ---------   ------------
                                                                                (IN MILLIONS)
THREE MONTHS ENDED SEPTEMBER 30, 2007
REVENUES:
   Revenue from external customers .............................    $   445        $    525      $    34      $  1,004
   Net investment income .......................................        198              62           72           332
   Net realized investment gains ...............................         10              37            2            49
                                                                    -------        --------      -------      --------
   Revenues ....................................................    $   653        $    624      $   108      $  1,385
                                                                    =======        ========      =======      ========
   NET INCOME: .................................................    $    58        $    110      $    16      $    184
                                                                    =======        ========      =======      ========
SUPPLEMENTAL INFORMATION:
   Equity in net income of investees accounted for by the equity
      method ...................................................         --              --           --            --
   Carrying value of investments accounted
      for by the equity method .................................         --              --      $    35      $     35
   Amortization of deferred policy acquisition
      costs and deferred sales inducements .....................    $    85        $    (14)           1            72
   Interest expense ............................................         --               7           11            18
   Income tax expense ..........................................         30              32           10            72
   Segment assets ..............................................    $20,670        $110,672      $12,646      $143,988

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SEGMENT INFORMATION - (CONTINUED)

                                                                 WEALTH
                                                 PROTECTION     MANAGEMENT    CORPORATE   CONSOLIDATED
                                                 ----------   -------------   ---------   ------------
                                                              (IN MILLIONS)
NINE MONTHS ENDED SEPTEMBER 30, 2007
REVENUES:
   Revenue from external customers ...........     $ 1,241       $  1,504      $   177      $  2,922
   Net investment income .....................         580            175          235           990
   Net realized investment gains (losses) ....          10             (4)          57            63
                                                   -------       --------      -------      --------
   Revenues ..................................     $ 1,831       $  1,675      $   469      $  3,975
                                                   =======       ========      =======      ========
   NET INCOME: ...............................     $   157       $    232      $   124      $    513
                                                   =======       ========      =======      ========
SUPPLEMENTAL INFORMATION:
   Equity in net income of investees accounted
      for by the equity method ...............          --             --      $    (1)     $     (1)
   Carrying value of investments accounted
      for by the equity method ...............          --             --           35            35
   Amortization of deferred policy acquisition
      costs and deferred sales inducements ...     $   228       $    200            3           431
   Interest expense ..........................          --             20           30            50
   Income tax expense ........................          82             45           66           193
   Segment assets ............................     $20,670       $110,672      $12,646      $143,988

NOTE 7 - SHARE BASED PAYMENTS

The Company participates in the stock compensation plans of MFC. The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2002 using the prospective method described in SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. The Company uses the Black-Scholes option pricing model to estimate the value of stock options granted to employees and continues to use this model after adopting SFAS 123R on January 1, 2006. Had the Company adopted SFAS 123R in prior periods, the impact of that guidance would have approximated the impact of SFAS 123. The stock-based compensation is a legal obligation of MFC, but in accordance with U.S. generally accepted accounting principles, is recorded in the accounts of the Company in other operating costs and expenses.

The Company recorded compensation expense for stock options granted of $1.2 million for the three months and $3.2 million for the nine months ended September 30, 2007.

Certain employees of the Company are provided compensation in the form of stock options, deferred share units (DSUs), and restricted share units (RSUs) in MFC. The fair value of the stock options granted by MFC to the Company's employees is recorded by the Company over the vesting periods. The fair value of the deferred share units granted by MFC to the Company's employees is recognized in the accounts of the Company over the vesting periods of the units. The intrinsic fair value of the restricted share units granted by MFC to the Company's employees is recognized in the accounts of the Company over the vesting periods of the units.

Under MFC's Executive Stock Option Plan (ESOP), stock options are granted to select individuals. Options provide the holder with the right to purchase common shares at an exercise price equal to the closing market price of MFC's common shares on the Toronto Stock Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of
73.6 million common shares have been reserved for issuance under the ESOP.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SHARE BASED PAYMENTS - (CONTINUED)

MFC grants DSUs under the ESOP and the Stock Plan for Non-Employee Directors. Under the ESOP, the holder is entitled to receive cash payments equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. These DSUs vest over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on MFC's common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director's retainer and fees in DSUs or common shares in lieu of cash. Upon termination of board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares of MFC have been reserved for issuance under the Stock Plan for Non-Employee Directors. In 2006, MFC issued a total of 181,000 DSUs to certain employees who elected to defer receipt of all or part of their annual bonus. Also in 2006, MFC issued a total of 720,000 DSUs to certain employees who elected to defer payments of all or part of their 2004 restricted share units. Restricted share units are discussed below. The DSUs issued in 2006 vested immediately upon issue.

Effective January 1, 2001, MFC established the Global Share Ownership Plan
(GSOP) for its eligible employees and the Stock Plan for Non-Employee Directors. Under the GSOP, qualifying employees can choose to have up to 5% of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the employee's eligible contributions to certain maximums. MFC's contributions vest immediately. All contributions are used by the GSOP's trustee to purchase common shares in the open market. The Company's compensation expense related to the GSOP was $0.3 million for the three months and $0.8 million for the nine months ended September 30, 2007.

In 2003, MFC established the Restricted Share Unit (RSU) Plan. For the year ended December 31, 2006, MFC granted a total of 1.6 million RSUs to certain eligible employees under this plan. RSUs represent phantom common shares of MFC that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest three years from the grant date, subject to performance conditions, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. The Company's compensation expense related to RSUs was $3.8 million for the three months and $10.9 million for the nine months ended September 30, 2007.

In aggregate, the Company recorded share based compensation expense of $5.3 million for the three months and $14.9 million for the nine months ended September 30, 2007.

AUDITED FINANCIAL STATEMENTS

John Hancock Life Insurance Company (U.S.A.)
Separate Account H
December 31, 2006

                  John Hancock Life Insurance Company (U.S.A.)
                               Separate Account H

                          Audited Financial Statements

                                December 31, 2006

                                    CONTENTS

Audited Financial Statements
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm ..     1
Statement of Assets and Liabilities .........................................     4
Statement of Operations and Changes in Contract Owners' Equity ..............    13
Notes to Financial Statements ...............................................   102

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM

To the Contract Owners of
John Hancock Life Insurance Company (U.S.A.) Separate Account H

We have audited the accompanying statement of assets and liabilities of John Hancock Life Insurance Company (U.S.A.) Separate Account H ("the Account,") comprising respectively the following sub-accounts,

Strategic Opportunities -- A
Strategic Opportunities -- B
Investment Quality Bond -- A
Investment Quality Bond -- B
U.S. Core -- A
U.S. Core -- B
Blue Chip Growth -- A
Blue Chip Growth -- B
Money Market -- A
Money Market -- B
Global Trust -- A
Global Trust -- B
Global Bond -- A
Global Bond -- B
U.S. Government Securities -- A
U.S. Government Securities -- B
Income & Value -- A
Income & Value -- B
Equity-Income -- A
Equity-Income -- B
Strategic Bond -- A
Strategic Bond -- B
All Cap Core -- A
All Cap Core -- B
All Cap Growth -- A
All Cap Growth -- B
International Small Cap -- A
International Small Cap -- B
Pacific Rim -- A
Pacific Rim -- B
Science & Technology -- A
Science & Technology -- B
Emerging Small Company -- A
Emerging Small Company -- B
International Core -- A
International Core -- B
Value -- A
Value -- B
Real Estate Securities -- A
Real Estate Securities -- B
High Yield -- A
High Yield -- B
Lifestyle Aggressive -- A
Lifestyle Aggressive -- B
Lifestyle Growth -- A
Lifestyle Growth -- B
Lifestyle Balanced -- A
Lifestyle Balanced -- B
Lifestyle Moderate -- A
Lifestyle Moderate -- B
Lifestyle Conservative -- A
Lifestyle Conservative -- B
Small Company Value -- A
Small Company Value -- B
International Value -- A
International Value -- B
Total Return -- A
Total Return -- B
U.S. Large Cap Value -- A
U.S. Large Cap Value -- B
Mid Cap Stock -- A
Mid Cap Stock -- B
Global Allocation -- A
Global Allocation -- B
Dynamic Growth -- A
Dynamic Growth -- B
Total Stock Market Index -- A
Total Stock Market Index -- B
500 Index -- A
500 Index -- B
Mid Cap Index -- A
Mid Cap Index -- B

Small Cap Index -- A
Small Cap Index -- B
Capital Appreciation -- A
Capital Appreciation -- B
Health Sciences -- A
Health Sciences -- B
Financial Services -- A
Financial Services -- B
Quantitative Mid Cap -- A
Quantitative Mid Cap -- B
All Cap Value -- A
All Cap Value -- B
Utilities -- A
Utilities -- B
Mid Cap Value -- A
Mid Cap Value -- B
Fundamental Value -- A
Fundamental Value -- B
Emerging Growth -- B
Natural Resources -- B
Quantitative All Cap -- B
Large Cap Value -- B
Small Cap Opportunities -- A
Small Cap Opportunities -- B
Special Value -- B
Real Return Bond -- B
American International -- B
American Growth -- B
American Blue-Chip Income & Growth -- B
American Growth-Income -- B
American Bond -- B
American Century-Small Company -- B
PIMCO VIT All Asset
Core Equity -- B
Classic Value -- B
Quantitative Value -- B
U.S. Global Leaders Growth -- A
U.S. Global Leaders Growth -- B
John Hancock Strategic Income -- B
John Hancock International Equity Index -- A
John Hancock International Equity Index -- B
Active Bond -- A
Active Bond -- B
CGTC Overseas Equity -- B
Independence Investment LLC Small Cap -- B
Marisco International Opportunities -- B
T Rowe Price Mid Value -- B
UBS Large Cap -- B
U.S. High Yield -- B
Wellington Small Cap Growth -- B
Wellington Small Cap Value -- B
Wells Capital Core Bond-- B
Index Allocation -- B
Large Cap Value -- A
Scudder Capital Growth -- B
Scudder Global Discovery -- B
Scudder Growth & Income -- B
Scudder Health Sciences -- B
Scudder International -- B
Scudder Mid Cap Growth -- B
Scudder Blue Chip -- B
Scudder Contarian Value -- B
Scudder Global Blue Chip -- B
Scudder Government Securities -- B
Scudder High Income -- B
Scudder International Select Equity -- B
Scudder Fixed Income -- B
Scudder Money Market -- B
Scudder Small Cap Growth -- B
Scudder Technology Growth -- B
Scudder Total Return -- B
Scudder Davis Venture Value -- B
Scudder Dreman High Return Equity -- B
Scudder Dreman Small Cap Value -- B
Scudder Janus Growth & Income -- B
Scudder Turner Mid Cap Growth -- B
Scudder Real Estate -- B
Scudder Strategic Income -- B
Scudder Moderate Allocation -- B
Scudder Conservative Allocation -- B
Scudder Growth Allocation -- B
Scudder Bond -- B
Scudder Equity 500 Index -- B
Alger American Balanced -- B
Alger American Leveraged All Cap -- B
Credit Suisse Emerging Markets -- B
Credit Suisse Global Post Venture Capital -- B
Dreyfus Socially Responsible Growth -- B
Dreyfus IP Midcap Stock -- B
Invesco Utilities -- B
Basic Value Focus -- A
Small Cap Value Focus -- A
ML Global Allocation -- B
as of December 31, 2006, and the related statements of operations and changes in contract owners' equity for those sub-accounts and for Large Cap Growth -- A, Large Cap Growth -- B, Strategic Value -- A, Strategic Value -- B, Mid Cap Core -- B, Scudder Dreman Financial Services -- B, Scudder Salomon Aggressive Growth -- B, Scudder Janus Growth Opportunities -- B, Scudder MFS Strategic Value -- B, Scudder Oak Strategic Equity -- B, Scudder Income Allocation -- B, Scudder Templeton Foreign Value -- B, and Scudder Mercury Large Cap -- B sub-accounts for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting John Hancock Life Insurance Company (U.S.A.) Separate Account H at December 31, 2006, and the results of their operations and the changes in their contract owners' equity for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


                                         /s/ Ernst & Young LLP



Boston, Massachusetts
April 13, 2007

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2006

                                             Strategic         Strategic         Investment       Investment
                                        Opportunities - A  Opportunities - B  Quality Bond - A  Quality Bond - B  U.S. Core - A
                                        -----------------  -----------------  ----------------  ----------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                  $307,765,231       $23,023,373       $136,834,282       $115,907,365    $728,071,238
                                           ------------       -----------       ------------       ------------    ------------
Total Assets                               $307,765,231       $23,023,373       $136,834,282       $115,907,365    $728,071,238
                                           ============       ===========       ============       ============    ============
NET ASSETS:
Contracts in accumulation                  $307,335,011       $23,022,675       $136,465,004       $115,907,365    $726,743,764
Contracts in payout (annuitization)             430,220               698            369,278                          1,327,474
                                           ------------       -----------       ------------       ------------    ------------
Total net assets                           $307,765,231       $23,023,373       $136,834,282       $115,907,365    $728,071,238
                                           ============       ===========       ============       ============    ============
Units outstanding                            12,559,424         1,732,901          6,261,499          7,917,447      29,245,565
                                           ============       ===========       ============       ============    ============
Unit value (in accumulation)               $      24.50       $     13.29       $      21.85       $      14.64    $      24.90
                                           ============       ===========       ============       ============    ============

                                                         Blue Chip     Blue Chip
                                        U.S. Core - B   Growth - A    Growth - B   Money Market - A  Money Market - B
                                        -------------  ------------  ------------  ----------------  ----------------
ASSETS
Investments in shares of portfolios at
   value:                                $78,112,703   $554,433,820  $154,585,091    $311,440,313      $305,880,291
                                         -----------   ------------  ------------    ------------      ------------
Total Assets                             $78,112,703   $554,433,820  $154,585,091    $311,440,313      $305,880,291
                                         ===========   ============  ============    ============      ============
NET ASSETS:
Contracts in accumulation                $78,112,703   $553,749,883  $154,585,091    $311,075,165      $305,766,473
Contracts in payout (annuitization)                         683,937                       365,148           113,818
                                         -----------   ------------  ------------    ------------      ------------
Total net assets                         $78,112,703   $554,433,820  $154,585,091    $311,440,313      $305,880,291
                                         ===========   ============  ============    ============      ============
Units outstanding                          5,504,158     26,906,895    10,160,181      19,704,917        24,353,986
                                         ===========   ============  ============    ============      ============
Unit value (in accumulation)             $     14.19   $      20.61  $      15.21    $      15.81      $      12.56
                                         ===========   ============  ============    ============      ============

                                                                                                              U.S. Government
                                        Global Trust - A  Global Trust - B  Global Bond - A  Global Bond - B   Securities - A
                                        ----------------  ----------------  ---------------  ---------------  ---------------
ASSETS
Investments in shares of portfolios at
   value:                                 $260,711,806       $35,849,220      $97,361,289      $182,700,208     $136,847,385
                                          ------------       -----------      -----------      ------------     ------------
Total Assets                              $260,711,806       $35,849,220      $97,361,289      $182,700,208     $136,847,385
                                          ============       ===========      ===========      ============     ============
NET ASSETS:
Contracts in accumulation                 $260,401,275       $35,716,595      $97,318,705      $182,650,320     $136,717,471
Contracts in payout (annuitization)            310,531           132,625           42,584            49,888          129,914
                                          ------------       -----------      -----------      ------------     ------------
Total net assets                          $260,711,806       $35,849,220      $97,361,289      $182,700,208     $136,847,385
                                          ============       ===========      ===========      ============     ============
Units outstanding                            8,922,244         1,910,631        4,254,622        11,017,535        7,000,426
                                          ============       ===========      ===========      ============     ============
Unit value (in accumulation)              $      29.22       $     18.76      $     22.88      $      16.58     $      19.55
                                          ============       ===========      ===========      ============     ============

                                        U.S. Government    Income &
                                         Securities - B    Value - A   Income & Value - B  Equity-Income - A  Equity-Income - B
                                        ---------------  ------------  ------------------  -----------------  -----------------
ASSETS
Investments in shares of portfolios at
   value:                                 $74,547,788    $330,322,781      $91,331,878        $662,230,708       $282,031,516
                                          -----------    ------------      -----------        ------------       ------------
Total Assets                              $74,547,788    $330,322,781      $91,331,878        $662,230,708       $282,031,516
                                          ===========    ============      ===========        ============       ============
NET ASSETS:
Contracts in accumulation                 $74,547,788    $329,981,457      $91,331,878        $661,188,542       $282,031,516
Contracts in payout (annuitization)                           341,324                            1,042,166
                                          -----------    ------------      -----------        ------------       ------------
Total net assets                          $74,547,788    $330,322,781      $91,331,878        $662,230,708       $282,031,516
                                          ===========    ============      ===========        ============       ============
Units outstanding                           5,486,202      13,421,722        5,879,600          22,179,215         16,211,703
                                          ===========    ============      ===========        ============       ============
Unit value (in accumulation)              $     13.59    $      24.61      $     15.53        $      29.86       $      17.40
                                          ===========    ============      ===========        ============       ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                STATEMENT OF ASSETS AND LIABILITIES--(CONTINUED)
                                DECEMBER 31, 2006

                                                                                                                       All Cap
                                        Strategic Bond - A  Strategic Bond - B  All Cap Core - A  All Cap Core - B   Growth - A
                                        ------------------  ------------------  ----------------  ----------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                                  $135,033,371         $97,092,302       $143,932,795       $10,072,010    $205,159,404
                                           ------------         -----------       ------------       -----------    ------------
Total Assets                               $135,033,371         $97,092,302       $143,932,795       $10,072,010    $205,159,404
                                           ============         ===========       ============       ===========    ============
NET ASSETS:
Contracts in accumulation                  $134,933,590         $97,092,302       $143,814,328       $10,072,010    $204,807,400
Contracts in payout (annuitization)              99,781                                118,467                           352,004
                                           ------------         -----------       ------------       -----------    ------------
Total net assets                           $135,033,371         $97,092,302       $143,932,795       $10,072,010    $205,159,404
                                           ============         ===========       ============       ===========    ============
Units outstanding                             6,540,056           6,041,040          7,796,201           546,094      11,560,384
                                           ============         ===========       ============       ===========    ============
Unit value (in accumulation)               $      20.65         $     16.07       $      18.46       $     18.44    $      17.75
                                           ============         ===========       ============       ===========    ============

                                                            International  International
                                        All Cap Growth - B  Small Cap - A  Small Cap - B  Pacific Rim - A  Pacific Rim - B
                                        ------------------  -------------  -------------  ---------------  ---------------
ASSETS
Investments in shares of portfolios at
   value:                                   $25,736,425      $125,838,552   $52,296,908     $55,901,754      $39,723,999
                                            -----------      ------------   -----------     -----------      -----------
Total Assets                                $25,736,425      $125,838,552   $52,296,908     $55,901,754      $39,723,999
                                            ===========      ============   ===========     ===========      ===========
NET ASSETS:
Contracts in accumulation                   $25,736,425      $125,760,923   $52,296,908     $55,885,972      $39,723,999
Contracts in payout (annuitization)                                77,629                        15,782
                                            -----------      ------------   -----------     -----------      -----------
Total net assets                            $25,736,425      $125,838,552   $52,296,908     $55,901,754      $39,723,999
                                            ===========      ============   ===========     ===========      ===========
Units outstanding                             1,742,991         5,089,895     2,156,299       3,952,042        1,839,479
                                            ===========      ============   ===========     ===========      ===========
Unit value (in accumulation)                $     14.77      $      24.72   $     24.25     $     14.15      $     21.60
                                            ===========      ============   ===========     ===========      ===========

                                           Science &       Science &    Emerging Small  Emerging Small  International
                                        Technology - A  Technology - B    Company - A     Company - B      Core - A
                                        --------------  --------------  --------------  --------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                $208,201,998     $54,950,175     $98,495,711     $47,965,200    $93,287,011
                                         ------------     -----------     -----------     -----------    -----------
Total Assets                             $208,201,998     $54,950,175     $98,495,711     $47,965,200    $93,287,011
                                         ============     ===========     ===========     ===========    ===========
NET ASSETS:
Contracts in accumulation                $208,075,781     $54,948,624     $98,431,651     $47,965,200    $93,157,935
Contracts in payout (annuitization)           126,217           1,551          64,060                        129,076
                                         ------------     -----------     -----------     -----------    -----------
Total net assets                         $208,201,998     $54,950,175     $98,495,711     $47,965,200    $93,287,011
                                         ============     ===========     ===========     ===========    ===========
Units outstanding                          19,134,560       4,062,323       5,675,377       3,257,290      5,288,392
                                         ============     ===========     ===========     ===========    ===========
Unit value (in accumulation)             $      10.88     $     13.53     $     17.35     $     14.73    $     17.64
                                         ============     ===========     ===========     ===========    ===========

                                        International                              Real Estate      Real Estate
                                           Core - B      Value - A    Value - B   Securities - A  Securities - B
                                        -------------  ------------  -----------  --------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                $42,672,268   $180,670,849  $54,276,690   $185,687,524    $153,620,407
                                         -----------   ------------  -----------   ------------    ------------
Total Assets                             $42,672,268   $180,670,849  $54,276,690   $185,687,524    $153,620,407
                                         ===========   ============  ===========   ============    ============
NET ASSETS:
Contracts in accumulation                $42,625,988   $180,397,934  $54,276,690   $185,534,490    $153,586,543
Contracts in payout (annuitization)           46,280        272,915                     153,034          33,864
                                         -----------   ------------  -----------   ------------    ------------
Total net assets                         $42,672,268   $180,670,849  $54,276,690   $185,687,524    $153,620,407
                                         ===========   ============  ===========   ============    ============
Units outstanding                          2,166,288      7,252,323    2,811,426      5,075,483       4,890,295
                                         ===========   ============  ===========   ============    ============
Unit value (in accumulation)             $     19.70   $      24.91  $     19.31   $      36.59    $      31.41
                                         ===========   ============  ===========   ============    ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                STATEMENT OF ASSETS AND LIABILITIES--(CONTINUED)
                                DECEMBER 31, 2006

                                                                           Lifestyle       Lifestyle      Lifestyle
                                        High Yield - A  High Yield - B  Aggressive - A  Aggressive - B   Growth - A
                                        --------------  --------------  --------------  --------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                                $116,074,217     $88,817,338    $214,081,947    $309,161,108   $879,620,045
                                         ------------     -----------    ------------    ------------   ------------
Total Assets                             $116,074,217     $88,817,338    $214,081,947    $309,161,108   $879,620,045
                                         ============     ===========    ============    ============   ============
NET ASSETS:
Contracts in accumulation                $115,972,594     $88,731,580    $214,080,591    $309,161,108   $878,551,415
Contracts in payout (annuitization)           101,623          85,758           1,356                      1,068,630
                                         ------------     -----------    ------------    ------------   ------------
Total net assets                         $116,074,217     $88,817,338    $214,081,947    $309,161,108   $879,620,045
                                         ============     ===========    ============    ============   ============
Units outstanding                           7,027,050       5,215,195      12,037,626      16,595,789     46,043,879
                                         ============     ===========    ============    ============   ============
Unit value (in accumulation)             $      16.52     $     17.03    $      17.78    $      18.63   $      19.10
                                         ============     ===========    ============    ============   ============

                                           Lifestyle      Lifestyle      Lifestyle      Lifestyle      Lifestyle
                                          Growth - B    Balanced - A   Balanced - B   Moderate - A   Moderate - B
                                        --------------  ------------  --------------  ------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                               $8,845,508,747  $985,779,872  $6,683,427,162  $303,645,863  $1,387,766,421
                                        --------------  ------------  --------------  ------------  --------------
Total Assets                            $8,845,508,747  $985,779,872  $6,683,427,162  $303,645,863  $1,387,766,421
                                        ==============  ============  ==============  ============  ==============
NET ASSETS:
Contracts in accumulation               $8,845,415,013  $985,406,929  $6,683,352,196  $301,030,039  $1,387,692,665
Contracts in payout (annuitization)             93,734       372,943          74,966     2,615,824          73,756
                                        --------------  ------------  --------------  ------------  --------------
Total net assets                        $8,845,508,747  $985,779,872  $6,683,427,162  $303,645,863  $1,387,766,421
                                        ==============  ============  ==============  ============  ==============
Units outstanding                          501,634,818    49,449,565     381,237,428    15,204,994      84,168,310
                                        ==============  ============  ==============  ============  ==============
Unit value (in accumulation)            $        17.63  $      19.94  $        17.53  $      19.97  $        16.49
                                        ==============  ============  ==============  ============  ==============

                                            Lifestyle          Lifestyle    Small Company  Small Company  International
                                        Conservative - A  Conservative - B    Value - A      Value - B      Value - A
                                        ----------------  ----------------  -------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                 $146,048,384      $454,533,302     $214,489,802   $172,274,684   $361,944,454
                                          ------------      ------------     ------------   ------------   ------------
Total Assets                              $146,048,384      $454,533,302     $214,489,802   $172,274,684   $361,944,454
                                          ============      ============     ============   ============   ============
NET ASSETS:
Contracts in accumulation                 $145,984,206      $454,533,302     $214,300,173   $172,274,684   $361,717,040
Contracts in payout (annuitization)             64,178                            189,629                       227,414
                                          ------------      ------------     ------------   ------------   ------------
Total net assets                          $146,048,384      $454,533,302     $214,489,802   $172,274,684   $361,944,454
                                          ============      ============     ============   ============   ============
Units outstanding                            7,446,440        29,038,717        9,132,897      8,526,743     17,751,048
                                          ============      ============     ============   ============   ============
Unit value (in accumulation)              $      19.61      $      15.65     $      23.49   $      20.20   $      20.39
                                          ============      ============     ============   ============   ============

                                        International                                      U.S. Large Cap    U.S. Large
                                          Value - B    Total Return - A  Total Return - B     Value - A    Cap Value - B
                                        -------------  ----------------  ----------------  --------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                $228,099,289    $286,638,279      $215,790,354     $275,659,074    $101,074,243
                                         ------------    ------------      ------------     ------------    ------------
Total Assets                             $228,099,289    $286,638,279      $215,790,354     $275,659,074    $101,074,243
                                         ============    ============      ============     ============    ============
NET ASSETS:
Contracts in accumulation                $228,045,958    $286,542,503      $215,609,943     $275,378,698    $101,001,712
Contracts in payout (annuitization)            53,331          95,776           180,411          280,376          72,531
                                         ------------    ------------      ------------     ------------    ------------
Total net assets                         $228,099,289    $286,638,279      $215,790,354     $275,659,074    $101,074,243
                                         ============    ============      ============     ============    ============
Units outstanding                           9,830,367      17,147,454        14,889,527       18,402,991       6,320,408
                                         ============    ============      ============     ============    ============
Unit value (in accumulation)             $      23.20    $      16.72      $      14.49     $      14.98    $      15.99
                                         ============    ============      ============     ============    ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                STATEMENT OF ASSETS AND LIABILITIES--(CONTINUED)
                                DECEMBER 31, 2006

                                          Mid Cap       Mid Cap         Global          Global        Dynamic
                                         Stock - A     Stock - B    Allocation - A  Allocation - B   Growth - A
                                        ------------  ------------  --------------  --------------  -----------
ASSETS
Investments in shares of portfolios at
   value:                               $304,719,779  $161,929,029    $66,274,487    $181,780,885   $80,188,645
                                        ------------  ------------    -----------    ------------   -----------
Total Assets                            $304,719,779  $161,929,029    $66,274,487    $181,780,885   $80,188,645
                                        ============  ============    ===========    ============   ===========
NET ASSETS:
Contracts in accumulation               $304,676,434  $161,928,235    $66,273,547    $181,780,885   $80,130,938
Contracts in payout (annuitization)           43,345           794            940                        57,707
                                        ------------  ------------    -----------    ------------   -----------
Total net assets                        $304,719,779  $161,929,029    $66,274,487    $181,780,885   $80,188,645
                                        ============  ============    ===========    ============   ===========
Units outstanding                         18,381,353     7,959,255      5,264,129      11,570,456    13,496,709
                                        ============  ============    ===========    ============   ===========
Unit value (in accumulation)            $      16.58  $      20.34    $     12.59    $      15.71   $      5.94
                                        ============  ============    ===========    ============   ===========

                                          Dynamic      Total Stock       Total Stock
                                         Growth - B  Market Index - A  Market Index - B  500 Index - A  500 Index - B
                                        -----------  ----------------  ----------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                               $30,933,855     $30,453,298       $30,202,803     $139,913,308   $ 95,202,414
                                        -----------     -----------       -----------     ------------   ------------
Total Assets                            $30,933,855     $30,453,298       $30,202,803     $139,913,308   $ 95,202,414
                                        ===========     ===========       ===========     ============   ============
NET ASSETS:
Contracts in accumulation               $30,933,855     $30,342,598       $30,101,549     $139,825,186   $ 95,202,414
Contracts in payout (annuitization)                         110,700           101,254           88,122
                                        -----------     -----------       -----------     ------------   ------------
Total net assets                        $30,933,855     $30,453,298       $30,202,803     $139,913,308   $ 95,202,414
                                        ===========     ===========       ===========     ============   ============
Units outstanding                         1,868,970       2,366,410         1,795,635       11,609,646      5,988,819
                                        ===========     ===========       ===========     ============   ============
Unit value (in accumulation)            $     16.55     $     12.87       $     16.82     $      12.05   $      15.90
                                        ===========     ===========       ===========     ============   ============

                                          Mid Cap      Mid Cap     Small Cap    Small Cap       Capital
                                         Index - A    Index - B    Index - A    Index - B   Appreciation - A
                                        -----------  -----------  -----------  -----------  ---------------
ASSETS
Investments in shares of portfolios at
   value:                               $69,717,699  $70,694,831  $40,547,500  $44,538,049    $218,602,333
                                        -----------  -----------  -----------  -----------    ------------
Total Assets                            $69,717,699  $70,694,831  $40,547,500  $44,538,049    $218,602,333
                                        ===========  ===========  ===========  ===========    ============
NET ASSETS:
Contracts in accumulation               $69,687,072  $70,694,831  $40,502,922  $44,538,049    $218,410,476
Contracts in payout (annuitization)          30,627                    44,578                      191,857
                                        -----------  -----------  -----------  -----------    ------------
Total net assets                        $69,717,699  $70,694,831  $40,547,500  $44,538,049    $218,602,333
                                        ===========  ===========  ===========  ===========    ============
Units outstanding                         3,647,695    3,930,705    2,273,619    2,384,686      22,981,087
                                        ===========  ===========  ===========  ===========    ============
Unit value (in accumulation)            $     19.11  $     17.99  $     17.83  $     18.68    $       9.51
                                        ===========  ===========  ===========  ===========    ============

                                             Capital          Health        Health       Financial    Financial
                                        Appreciation - B   Sciences - A  Sciences - B  Services - A  Services - B
                                        ----------------  -------------  ------------  ------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                                 $100,280,811     $72,020,065    $72,848,017   $45,179,873   $55,701,359
                                          ------------     -----------    -----------   -----------   -----------
Total Assets                              $100,280,811     $72,020,065    $72,848,017   $45,179,873   $55,701,359
                                          ============     ===========    ===========   ===========   ===========
NET ASSETS:
Contracts in accumulation                 $100,280,811     $72,016,770    $72,847,289   $45,179,873   $55,700,561
Contracts in payout (annuitization)                              3,295            728                         798
                                          ------------     -----------    -----------   -----------   -----------
Total net assets                          $100,280,811     $72,020,065    $72,848,017   $45,179,873   $55,701,359
                                          ============     ===========    ===========   ===========   ===========
Units outstanding                            6,968,696       4,162,723      3,953,949     2,583,144     2,933,691
                                          ============     ===========    ===========   ===========   ===========
Unit value (in accumulation)              $      14.39     $     17.30    $     18.42   $     17.49   $     18.99
                                          ============     ===========    ===========   ===========   ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                STATEMENT OF ASSETS AND LIABILITIES--(CONTINUED)
                               DECEMBER 31, 2006

                                        Quantitative  Quantitative    All Cap      All Cap
                                        Mid Cap - A    Mid Cap - B   Value - A    Value - B   Utilities - A
                                        ------------  ------------  -----------  -----------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                $9,867,298    $9,697,275   $58,057,755  $57,471,289   $54,991,555
                                         ----------    ----------   -----------  -----------   -----------
Total Assets                             $9,867,298    $9,697,275   $58,057,755  $57,471,289   $54,991,555
                                         ==========    ==========   ===========  ===========   ===========
NET ASSETS:
Contracts in accumulation                $9,867,298    $9,697,275   $58,057,755  $57,471,289   $54,961,105
Contracts in payout (annuitization)                                                                 30,450
                                         ----------    ----------   -----------  -----------   -----------
Total net assets                         $9,867,298    $9,697,275   $58,057,755  $57,471,289   $54,991,555
                                         ==========    ==========   ===========  ===========   ===========
Units outstanding                           699,910       548,247     3,602,546    3,376,358     3,126,751
                                         ==========    ==========   ===========  ===========   ===========
Unit value (in accumulation)             $    14.10    $    17.69   $     16.12  $     17.02   $     17.59
                                         ==========    ==========   ===========  ===========   ===========

                                                          Mid Cap      Mid Cap      Fundamental   Fundamental
                                        Utilities - B    Value - A    Value - B      Value - A     Value - B
                                        -------------  ------------  ------------  ------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                                $58,597,360   $197,760,166  $191,976,798  $175,240,516  $353,590,830
                                         -----------   ------------  ------------  ------------  ------------
Total Assets                             $58,597,360   $197,760,166  $191,976,798  $175,240,516  $353,590,830
                                         ===========   ============  ============  ============  ============
NET ASSETS:
Contracts in accumulation                $58,597,360   $197,647,290  $191,976,798  $175,240,516  $353,590,120
Contracts in payout (annuitization)                         112,876                                       710
                                         -----------   ------------  ------------  ------------  ------------
Total net assets                         $58,597,360   $197,760,166  $191,976,798  $175,240,516  $353,590,830
                                         ===========   ============  ============  ============  ============
Units outstanding                          2,218,803      9,675,201     9,922,000    10,714,532    20,166,674
                                         ===========   ============  ============  ============  ============
Unit value (in accumulation)             $     26.41   $      20.44  $      19.35  $      16.36  $      17.53
                                         ===========   ============  ============  ============  ============

                                          Emerging      Natural      Quantitative   Large Cap       Small Cap
                                         Growth - B  Resources - B    All Cap - B   Value - B   Opportunities - A
                                        -----------  --------------  ------------  -----------  -----------------
ASSETS
Investments in shares of portfolios at
   value:                               $11,308,182   $222,306,785    $3,293,950   $54,673,160     $88,036,741
                                        -----------   ------------    ----------   -----------     -----------
Total Assets                            $11,308,182   $222,306,785    $3,293,950   $54,673,160     $88,036,741
                                        ===========   ============    ==========   ===========     ===========
NET ASSETS:
Contracts in accumulation               $11,308,182   $222,112,353    $3,293,950   $54,653,962     $88,019,396
Contracts in payout (annuitization)                        194,432                      19,198          17,345
                                        -----------   ------------    ----------   -----------     -----------
Total net assets                        $11,308,182   $222,306,785    $3,293,950   $54,673,160     $88,036,741
                                        ===========   ============    ==========   ===========     ===========
Units outstanding                           574,185      5,989,474       157,118     2,246,431       3,561,237
                                        ===========   ============    ==========   ===========     ===========
Unit value (in accumulation)            $     19.69   $      37.12    $    20.96   $     24.34     $     24.72
                                        ===========   ============    ==========   ===========     ===========

                                           Small Cap                            Real Return       American           American
                                        Opportunities - B  Special Value - B      Bond - B    International - B    Growth - B
                                        -----------------  -----------------  --------------  -----------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                  $66,873,689         $6,223,274       $97,632,831      $856,032,147    $1,324,517,659
                                           -----------         ----------       -----------      ------------    --------------
Total Assets                               $66,873,689         $6,223,274       $97,632,831      $856,032,147    $1,324,517,659
                                           ===========         ==========       ===========      ============    ==============
NET ASSETS:
Contracts in accumulation                  $66,873,689         $6,220,907       $97,608,131      $856,019,714    $1,324,491,087
Contracts in payout (annuitization)                                 2,367            24,700            12,433            26,572
                                           -----------         ----------       -----------      ------------    --------------
Total net assets                           $66,873,689         $6,223,274       $97,632,831      $856,032,147    $1,324,517,659
                                           ===========         ==========       ===========      ============    ==============
Units outstanding                            2,748,812            298,427         7,163,412        33,554,049        65,701,092
                                           ===========         ==========       ===========      ============    ==============
Unit value (in accumulation)               $     24.33         $    20.85       $     13.63      $      25.51    $        20.16
                                           ===========         ==========       ===========      ============    ==============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                STATEMENT OF ASSETS AND LIABILITIES--(CONTINUED)
                                DECEMBER 31, 2006

                                        American Blue-Chip   American Growth-                     American Century -   PIMCO VIT
                                        Income & Growth - B     Income - B     American Bond - B    Small  Company     All Asset
                                        -------------------  ----------------  -----------------  ------------------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                   $177,060,573      $1,094,819,585      $475,934,445        $7,959,340      $40,166,872
                                            ------------      --------------      ------------        ----------      -----------
Total Assets                                $177,060,573      $1,094,819,585      $475,934,445        $7,959,340      $40,166,872
                                            ============      ==============      ============        ==========      ===========
NET ASSETS:
Contracts in accumulation                   $177,051,797      $1,094,789,790      $475,934,445        $7,959,340      $40,166,872
Contracts in payout (annuitization)                8,776              29,795
                                            ------------      --------------      ------------        ----------      -----------
Total net assets                            $177,060,573      $1,094,819,585      $475,934,445        $7,959,340      $40,166,872
                                            ============      ==============      ============        ==========      ===========
Units outstanding                              8,938,256          57,499,647        36,599,574           487,905        2,705,463
                                            ============      ==============      ============        ==========      ===========
Unit value (in accumulation)                $      19.81      $        19.04      $      13.00        $    16.31      $     14.85
                                            ============      ==============      ============        ==========      ===========

                                                                                                        U.S. Global
                                                           Classic    Quantitative      U.S. Global       Leaders
                                        Core Equity - B   Value - B     Value - B   Leaders Growth - A   Growth - B
                                        ---------------  -----------  ------------  ------------------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                 $47,851,722    $34,188,835   $5,139,138       $31,620,847     $25,697,974
                                          -----------    -----------   ----------       -----------     -----------
Total Assets                              $47,851,722    $34,188,835   $5,139,138       $31,620,847     $25,697,974
                                          ===========    ===========   ==========       ===========     ===========
NET ASSETS:
Contracts in accumulation                 $47,851,722    $34,188,835   $5,139,138       $31,620,847     $25,697,974
Contracts in payout (annuitization)
                                          -----------    -----------   ----------       -----------     -----------
RsTotal net assets                        $47,851,722    $34,188,835   $5,139,138       $31,620,847     $25,697,974
                                          ===========    ===========   ==========       ===========     ===========
Units outstanding                           3,122,725      2,036,668      277,591         2,430,020       1,984,361
                                          ===========    ===========   ==========       ===========     ===========
Unit value (in accumulation)              $     15.32    $     16.79   $    18.51       $     13.01     $     12.95
                                          ===========    ===========   ==========       ===========     ===========

                                        John Hancock     John Hancock      John Hancock
                                          Strategic      International    International                        Active
                                         Income - B    Equity Index - A  Equity Index - B  Active Bond - A    Bond - B
                                        -------------  ----------------  ----------------  ---------------  ------------
ASSETS
Investments in shares of portfolios at
   value:                                $17,466,961      $48,746,742       $39,998,672      $114,128,749   $489,520,731
                                         -----------      -----------       -----------      ------------   ------------
Total Assets                             $17,466,961      $48,746,742       $39,998,672      $114,128,749   $489,520,731
                                         ===========      ===========       ===========      ============   ============
NET ASSETS:
Contracts in accumulation                $17,466,961      $48,691,133       $39,998,672      $114,007,680   $489,503,825
Contracts in payout (annuitization)                            55,609                             121,069         16,906
                                         -----------      -----------       -----------      ------------   ------------
Total net assets                         $17,466,961      $48,746,742       $39,998,672      $114,128,749   $489,520,731
                                         ===========      ===========       ===========      ============   ============
Units outstanding                          1,264,469        2,339,248         1,937,249         8,812,410     38,059,136
                                         ===========      ===========       ===========      ============   ============
Unit value (in accumulation)             $     13.81      $     20.84       $     20.65      $      12.95   $      12.86
                                         ===========      ===========       ===========      ============   ============

                                                        Independence       Marisco
                                        CGTC Overseas  Investment LLC   International     T Rowe Price Mid   UBS Large
                                          Equity - B    Small Cap - B  Opportunities - B      Value - B       Cap - B
                                        -------------  --------------  -----------------  ----------------  ----------
ASSETS
Investments in shares of portfolios at
   value:                                 $6,821,207     $1,298,296       $40,996,807        $15,484,097    $1,732,989
                                          ----------     ----------       -----------        -----------    ----------
Total Assets                              $6,821,207     $1,298,296       $40,996,807        $15,484,097    $1,732,989
                                          ==========     ==========       ===========        ===========    ==========
NET ASSETS:
Contracts in accumulation                 $6,821,207     $1,298,296       $40,996,807        $15,484,097    $1,732,989
Contracts in payout (annuitization)
                                          ----------     ----------       -----------        -----------    ----------
Total net assets                          $6,821,207     $1,298,296       $40,996,807        $15,484,097    $1,732,989
                                          ==========     ==========       ===========        ===========    ==========
Units outstanding                            382,354         86,775         2,220,125            937,625       111,882
                                          ==========     ==========       ===========        ===========    ==========
Unit value (in accumulation)              $    17.84     $    14.96       $     18.47        $     16.51    $    15.49
                                          ==========     ==========       ===========        ===========    ==========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                STATEMENT OF ASSETS AND LIABILITIES--(CONTINUED)
                                DECEMBER 31, 2006

                                                             Wellington Small  Wellington Small  Wells Capital
                                        U.S. High Yield - B   Cap Growth - B     Cap Value - B   Core Bond - B  Index Allocation - B
                                        -------------------  ----------------  ----------------  -------------  --------------------
ASSETS
Investments in shares of portfolios at
   value:                                    $2,539,468         $29,890,947       $66,825,650      $1,493,972        $96,462,961
                                             ----------         -----------       -----------      ----------        -----------
Total Assets                                 $2,539,468         $29,890,947       $66,825,650      $1,493,972        $96,462,961
                                             ==========         ===========       ===========      ==========        ===========
NET ASSETS:
Contracts in accumulation                    $2,539,468         $29,890,947       $66,825,650      $1,493,972        $96,462,961
Contracts in payout (annuitization)
                                             ----------         -----------       -----------      ----------        -----------
Total net assets                             $2,539,468         $29,890,947       $66,825,650      $1,493,972        $96,462,961
                                             ==========         ===========       ===========      ==========        ===========
Units outstanding                               183,393           1,718,376         4,011,905         117,383          7,176,021
                                             ==========         ===========       ===========      ==========        ===========
Unit value (in accumulation)                 $    13.85         $     17.39       $     16.66      $    12.73        $     13.44
                                             ==========         ===========       ===========      ==========        ===========

                                                             Scudder Capital  Scudder Global  Scudder Growth &  Scudder Health
                                        Large Cap Value - A     Growth - B     Discovery - B     Income - B      Sciences - B
                                        -------------------  ---------------  --------------  ----------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                   $70,288,522        $80,427,752      $20,622,452      $28,395,845      $13,090,480
                                            -----------        -----------      -----------      -----------      -----------
Total Assets                                $70,288,522        $80,427,752      $20,622,452      $28,395,845      $13,090,480
                                            ===========        ===========      ===========      ===========      ===========
NET ASSETS:
Contracts in accumulation                   $70,288,522        $80,427,752      $20,611,796      $28,395,845      $13,090,480
Contracts in payout (annuitization)                                                  10,656
                                            -----------        -----------      -----------      -----------      -----------
Total net assets                            $70,288,522        $80,427,752      $20,622,452      $28,395,845      $13,090,480
                                            ===========        ===========      ===========      ===========      ===========
Units outstanding                             2,872,716          3,942,709          585,121        1,335,429          644,651
                                            ===========        ===========      ===========      ===========      ===========
Unit value (in accumulation)                $     24.47        $     20.40      $     35.24      $     21.26      $     20.31
                                            ===========        ===========      ===========      ===========      ===========

                                             Scudder       Scudder Mid Cap  Scudder Blue  Scudder Contrarian  Scudder Global
                                        International - B     Growth - B      Chip - B        Value - B        Blue Chip - B
                                        -----------------  ---------------  ------------  ------------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                  $34,689,681        $4,297,141     $29,187,334      $27,212,286       $14,635,977
                                           -----------        ----------     -----------      -----------       -----------
Total Assets                               $34,689,681        $4,297,141     $29,187,334      $27,212,286       $14,635,977
                                           ===========        ==========     ===========      ===========       ===========
NET ASSETS:
Contracts in accumulation                  $34,689,681        $4,297,141     $29,187,334      $27,202,999       $14,635,977
Contracts in payout (annuitization)                                                                 9,287
                                           -----------        ----------     -----------      -----------       -----------
Total net assets                           $34,689,681        $4,297,141     $29,187,334      $27,212,286       $14,635,977
                                           ===========        ==========     ===========      ===========       ===========
Units outstanding                            1,291,046           178,399       1,248,734        1,226,037           488,934
                                           ===========        ==========     ===========      ===========       ===========
Unit value (in accumulation)               $     26.87        $    24.09     $     23.37      $     22.20       $     29.93
                                           ===========        ==========     ===========      ===========       ===========

                                        Scudder Government  Scudder High  Scudder International  Scudder Fixed  Scudder Money
                                          Securities - B     Income - B     Select Equity - B      Income - B     Market - B
                                        ------------------  ------------  ---------------------  -------------  -------------
ASSETS
Investments in shares of portfolios at
   value:                                   $24,731,872      $37,240,540       $35,222,605        $60,299,222    $31,879,547
                                            -----------      -----------       -----------        -----------    -----------
Total Assets                                $24,731,872      $37,240,540       $35,222,605        $60,299,222    $31,879,547
                                            ===========      ===========       ===========        ===========    ===========
NET ASSETS:
Contracts in accumulation                   $24,731,872      $37,240,540       $35,222,605        $60,299,222    $31,879,547
Contracts in payout (annuitization)
                                            -----------      -----------       -----------        -----------    -----------
Total net assets                            $24,731,872      $37,240,540       $35,222,605        $60,299,222    $31,879,547
                                            ===========      ===========       ===========        ===========    ===========
Units outstanding                             1,870,394        1,894,211         1,276,899          4,404,715      2,526,007
                                            ===========      ===========       ===========        ===========    ===========
Unit value (in accumulation)                $     13.22      $     19.66       $     27.58        $     13.69    $     12.62
                                            ===========      ===========       ===========        ===========    ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                STATEMENT OF ASSETS AND LIABILITIES--(CONTINUED)
                                DECEMBER 31, 2006

                                        Scudder Small  Scudder Technology  Scudder Total    Scudder Davis    Scudder Dreman High
                                         Cap Growth B      Growth - B       Return - B    Venture Value - B   Return Equity - B
                                        -------------  ------------------  -------------  -----------------  -------------------
ASSETS
Investments in shares of portfolios at
   value:                                $26,467,142        $9,388,693      $20,283,044      $48,621,917         $137,628,544
                                         -----------        ----------      -----------      -----------         ------------
Total Assets                             $26,467,142        $9,388,693      $20,283,044      $48,621,917         $137,628,544
                                         ===========        ==========      ===========      ===========         ============
NET ASSETS:
Contracts in accumulation                $26,467,142        $9,388,693      $20,283,044      $48,621,917         $137,628,544
Contracts in payout (annuitization)
                                         -----------        ----------      -----------      -----------         ------------
Total net assets                         $26,467,142        $9,388,693      $20,283,044      $48,621,917         $137,628,544
                                         ===========        ==========      ===========      ===========         ============
Units outstanding                          1,219,526           419,618        1,149,979        2,048,805            5,323,087
                                         ===========        ==========      ===========      ===========         ============
Unit value (in accumulation)             $     21.70        $    22.37      $     17.64      $     23.73         $      25.86
                                         ===========        ==========      ===========      ===========         ============

                                                                                                                      Scudder
                                           Scudder Dreman       Scudder Janus       Scudder Turner    Scudder Real   Strategic
                                        Small Cap Value - B  Growth & Income - B  Mid Cap Growth - B   Estate - B    Income - B
                                        -------------------  -------------------  ------------------  ------------  -----------
ASSETS
Investments in shares of portfolios at
   value:                                   $57,631,663          $24,222,023          $18,694,499      $21,058,965  $13,188,983
                                            -----------          -----------          -----------      -----------  -----------
Total Assets                                $57,631,663          $24,222,023          $18,694,499      $21,058,965  $13,188,983
                                            ===========          ===========          ===========      ===========  ===========
NET ASSETS:
Contracts in accumulation                   $57,631,663          $24,222,023          $18,694,499      $21,058,965  $13,188,983
Contracts in payout (annuitization)
                                            -----------          -----------          -----------      -----------  -----------
Total net assets                            $57,631,663          $24,222,023          $18,694,499      $21,058,965  $13,188,983
                                            ===========          ===========          ===========      ===========  ===========
Units outstanding                             1,856,764            1,146,082              742,464          724,445      907,113
                                            ===========          ===========          ===========      ===========  ===========
Unit value (in accumulation)                $     31.04          $     21.13          $     25.18      $     29.07  $     14.54
                                            ===========          ===========          ===========      ===========  ===========

                                        Scudder Moderate  Scudder Conservative  Scudder Growth                    Scudder Equity 500
                                         Allocation - B      Allocation - B      Allocation B   Scudder Bond - B       Index - B
                                        ----------------  --------------------  -------------   ----------------  ------------------
ASSETS
Investments in shares of portfolios at
   value:                                 $117,984,183         $31,683,937       $141,372,774       $594,065          $36,848,675
                                          ------------         -----------       ------------       --------          -----------
Total Assets                              $117,984,183         $31,683,937       $141,372,774       $594,065          $36,848,675
                                          ============         ===========       ============       ========          ===========
NET ASSETS:
Contracts in accumulation                 $117,984,183         $31,683,937       $141,372,774       $594,065          $36,835,932
Contracts in payout (annuitization)                                                                                        12,743
                                          ------------         -----------       ------------       --------          -----------
Total net assets                          $117,984,183         $31,683,937       $141,372,774       $594,065          $36,848,675
                                          ============         ===========       ============       ========          ===========
Units outstanding                            7,758,551           2,173,768          8,914,489         46,175            1,674,427
                                          ============         ===========       ============       ========          ===========
Unit value (in accumulation)              $      15.21         $     14.58       $      15.86       $  12.87          $     22.01
                                          ============         ===========       ============       ========          ===========

                                                        Alger American  Credit Suisse     Credit Suisse
                                        Alger American     Leveraged       Emerging    Global Post Venture     Dreyfus Socially
                                         Balanced - B     All Cap - B    Markets - B       Capital - B      Responsible Growth - B
                                        --------------  --------------  -------------  -------------------  ----------------------
ASSETS
Investments in shares of portfolios at
   value:                                 $27,525,102     $10,548,174    $17,978,024        $3,470,821            $1,950,910
                                          -----------     -----------    -----------        ----------            ----------
Total Assets                              $27,525,102     $10,548,174    $17,978,024        $3,470,821            $1,950,910
                                          ===========     ===========    ===========        ==========            ==========
NET ASSETS:
Contracts in accumulation                 $27,512,733     $10,548,174    $17,978,024        $3,470,821            $1,950,910
Contracts in payout (annuitization)            12,369
                                          -----------     -----------    -----------        ----------            ----------
Total net assets                          $27,525,102     $10,548,174    $17,978,024        $3,470,821            $1,950,910
                                          ===========     ===========    ===========        ==========            ==========
Units outstanding                           1,635,810         452,490        474,747           119,135               100,978
                                          ===========     ===========    ===========        ==========            ==========
Unit value (in accumulation)              $     16.83     $     23.31    $     37.87        $    29.13            $    19.32
                                          ===========     ===========    ===========        ==========            ==========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                STATEMENT OF ASSETS AND LIABILITIES--(CONTINUED)
                                DECEMBER 31, 2006

                                        Dreyfus IP Midcap     Invesco     Basic Value  Small Cap Value     ML Global
                                            Stock - B      Utilities - B   Focus - A      Focus - A     Allocation - B
                                        -----------------  -------------  -----------  ---------------  --------------
ASSETS
Investments in shares of portfolios at
   value:                                  $37,122,658       $6,763,297   $28,247,174    $14,989,907      $1,770,909
                                           -----------       ----------   -----------    -----------      ----------
Total Assets                               $37,122,658       $6,763,297   $28,247,174    $14,989,907      $1,770,909
                                           ===========       ==========   ===========    ===========      ==========
NET ASSETS:
Contracts in accumulation                  $37,113,141       $6,763,297   $28,247,174    $14,989,907      $1,770,909
Contracts in payout (annuitization)              9,517
                                           -----------       ----------   -----------    -----------      ----------
Total net assets                           $37,122,658       $6,763,297   $28,247,174    $14,989,907      $1,770,909
                                           ===========       ==========   ===========    ===========      ==========
Units outstanding                            1,624,427          246,956     1,057,639        361,524         124,483
                                           ===========       ==========   ===========    ===========      ==========
Unit value (in accumulation)               $     22.85       $    27.39   $     26.71    $     41.46      $    14.23
                                           ===========       ==========   ===========    ===========      ==========

                                              Total
                                         ---------------
ASSETS
Investments in shares of portfolios at
   value:                                $39,243,021,443
                                         ---------------
Total Assets                             $39,243,021,443
                                         ===============
NET ASSETS:
Contracts in accumulation                $39,229,136,387
Contracts in payout (annuitization)           13,885,056
                                         ---------------
Total net assets                         $39,243,021,443
                                         ===============
Units outstanding                          2,180,307,041
                                         ===============
Unit value (in accumulation)             $         18.00
                                         ===============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                      Strategic Opportunities - A  Strategic Opportunities - B
                                                      ---------------------------  ---------------------------
                                                          2006          2005            2006         2005
                                                      ------------  ------------    -----------  -----------
Income:
   Dividends                                          $     38,769  $  1,603,869    $        --  $    65,112
Expenses:
   Mortality and expense risk and administration
      charges                                            4,707,704     5,161,348        394,645      397,219
                                                      ------------  ------------    -----------  -----------
Net investment income (loss)                            (4,668,935)   (3,557,479)      (394,645)    (332,107)
Net realized gain (loss)                               (14,516,737)  (38,383,519)     2,024,267    1,341,289
Unrealized appreciation (depreciation) during the
   period                                               52,133,740    67,743,194        685,655      707,234
                                                      ------------  ------------    -----------  -----------
Net increase (decrease) in contract owners equity
   from operations                                      32,948,068    25,802,196      2,315,277    1,716,416
Changes from principal transactions:
   Purchase payments                                     1,842,558     2,176,173        438,704    1,201,502
   Transfers between sub-accounts and the
      company                                          (22,756,398)  (33,432,651)      (596,573)  (3,023,471)
   Withdrawals                                         (51,191,039)  (50,718,112)    (3,219,514)  (1,650,357)
   Annual contract fee                                    (459,938)     (515,205)       (81,420)     (83,853)
                                                      ------------  ------------    -----------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (72,564,817)  (82,489,795)    (3,458,803)  (3,556,179)
                                                      ------------  ------------    -----------  -----------
Total increase (decrease) in contract owners' equity   (39,616,749)  (56,687,599)    (1,143,526)  (1,839,763)
Contract owners' equity at beginning of period         347,381,980   404,069,579     24,166,899   26,006,662
                                                      ------------  ------------    -----------  -----------
Contract owners' equity at end of period              $307,765,231  $347,381,980    $23,023,373  $24,166,899
                                                      ============  ============    ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                      Investment Quality Bond- A   Investment Quality Bond- B
                                                      --------------------------  ---------------------------
                                                          2006          2005           2006         2005
                                                      ------------  ------------   ------------  -----------
Income:
   Dividends                                          $  9,257,285  $ 10,698,032   $  4,866,748  $ 2,656,043
Expenses:
   Mortality and expense risk and administration
      charges                                            2,216,094     2,737,390      1,497,212      929,560
                                                      ------------  ------------   ------------  -----------
Net investment income (loss)                             7,041,191     7,960,642      3,369,536    1,726,483
Net realized gain (loss)                                  (593,063)      938,688       (807,777)    (366,957)
Unrealized appreciation (depreciation) during the
   period                                               (3,754,791)   (7,478,417)      (623,655)  (1,205,494)
                                                      ------------  ------------   ------------  -----------
Net increase (decrease) in contract owners equity
   from operations                                       2,693,337     1,420,913      1,938,104      154,032
Changes from principal transactions:
   Purchase payments                                       523,550     1,195,379     40,732,073   26,855,362
   Transfers between sub-accounts and the
      company                                           (6,507,380)  (11,790,787)     7,089,582   (3,113,286)
   Withdrawals                                         (27,152,448)  (28,057,403)    (6,749,658)  (5,823,493)
   Annual contract fee                                    (189,969)     (236,839)      (135,470)    (147,464)
                                                      ------------  ------------   ------------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (33,326,247)  (38,889,650)    40,936,527   17,771,119
                                                      ------------  ------------   ------------  -----------
Total increase (decrease) in contract owners' equity   (30,632,910)  (37,468,737)    42,874,631   17,925,151
Contract owners' equity at beginning of period         167,467,192   204,935,929     73,032,734   55,107,583
                                                      ------------  ------------   ------------  -----------
Contract owners' equity at end of period              $136,834,282  $167,467,192   $115,907,365  $73,032,734
                                                      ============  ============   ============  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      ---------------------------------------------------------
                                                            U.S. Core - A (1)             U.S. Core - B (1)
                                                      -----------------------------  --------------------------
                                                           2006           2005           2006          2005
                                                      -------------  --------------  ------------  ------------
Income:
   Dividends                                          $ 105,609,854  $   35,907,685  $ 10,962,977  $  3,285,732
Expenses:
   Mortality and expense risk and administration
      charges                                            11,466,018      14,262,835     1,346,023     1,566,233
                                                      -------------  --------------  ------------  ------------
Net investment income (loss)                             94,143,836      21,644,850     9,616,954     1,719,499
Net realized gain (loss)                                (92,024,515)    (77,917,420)    3,269,259     4,376,460
Unrealized appreciation (depreciation) during the
   period                                                52,628,466      58,436,238    (7,320,532)   (6,053,516)
                                                      -------------  --------------  ------------  ------------
Net increase (decrease) in contract owners equity
   from operations                                       54,747,787       2,163,668     5,565,681        42,443
Changes from principal transactions:
   Purchase payments                                      3,222,490       4,840,783     1,334,947     3,974,385
   Transfers between sub-accounts and the
      company                                           (84,444,056)   (102,028,494)   (9,483,407)   (9,745,925)
   Withdrawals                                         (126,802,674)   (137,229,523)  (10,014,966)   (6,750,057)
   Annual contract fee                                   (1,080,791)     (1,314,360)     (272,204)     (324,743)
                                                      -------------  --------------  ------------  ------------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (209,105,031)   (235,731,594)  (18,435,630)  (12,846,340)
                                                      -------------  --------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (154,357,244)   (233,567,926)  (12,869,949)  (12,803,897)
Contract owners' equity at beginning of period          882,428,482   1,115,996,408    90,982,652   103,786,549
                                                      -------------  --------------  ------------  ------------
Contract owners' equity at end of period              $ 728,071,238  $  882,428,482  $ 78,112,703  $ 90,982,652
                                                      =============  ==============  ============  ============

(1) On May 1, 2006, the Growth & Income sub-account was renamed U.S. Core through a vote of the Board of Directors.

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      --------------------------------------------------------
                                                           Blue Chip Growth- A          Blue Chip Growth- B
                                                      ----------------------------  --------------------------
                                                           2006           2005          2006          2005
                                                      -------------  -------------  ------------  ------------
Income:
   Dividends                                          $   1,251,057  $   2,803,758  $     53,861  $         --
Expenses:
   Mortality and expense risk and administration
      charges                                             8,582,051      9,876,845     2,542,848     2,343,879
                                                      -------------  -------------  ------------  ------------
Net investment income (loss)                             (7,330,994)    (7,073,087)   (2,488,987)   (2,343,879)
Net realized gain (loss)                                (11,714,604)   (28,801,786)    9,490,910     5,483,187
Unrealized appreciation (depreciation) during the
   period                                                62,188,901     58,874,043     4,007,992     2,669,855
                                                      -------------  -------------  ------------  ------------
Net increase (decrease) in contract owners equity
   from operations                                       43,143,303     22,999,170    11,009,915     5,809,163
Changes from principal transactions:
   Purchase payments                                      3,132,082      4,641,762    11,190,286    35,435,408
   Transfers between sub-accounts and the
      company                                           (47,332,109)   (62,006,186)  (12,885,293)  (12,815,487)
   Withdrawals                                          (86,787,587)   (81,103,859)  (14,146,587)   (6,986,642)
   Annual contract fee                                   (1,037,970)    (1,162,860)     (349,915)     (354,214)
                                                      -------------  -------------  ------------  ------------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (132,025,584)  (139,631,143)  (16,191,509)   15,279,065
                                                      -------------  -------------  ------------  ------------
Total increase (decrease) in contract owners' equity    (88,882,281)  (116,631,973)   (5,181,594)   21,088,228
Contract owners' equity at beginning of period          643,316,101    759,948,074   159,766,685   138,678,457
                                                      -------------  -------------  ------------  ------------
Contract owners' equity at end of period              $ 554,433,820  $ 643,316,101  $154,585,091  $159,766,685
                                                      =============  =============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      --------------------------------------------------------
                                                            Money Market- A              Money Market- B
                                                      --------------------------  ----------------------------
                                                          2006          2005           2006          2005
                                                      ------------  ------------  -------------  -------------
Income:
   Dividends                                          $ 14,370,942  $  8,930,943  $  12,967,533  $   5,035,936
Expenses:
   Mortality and expense risk and administration
      charges                                            4,903,462     5,127,725      5,046,049      3,355,688
                                                      ------------  ------------  -------------  -------------
Net investment income (loss)                             9,467,480     3,803,218      7,921,484      1,680,248
Net realized gain (loss)                                  (554,397)     (758,115)      (299,007)       815,738
Unrealized appreciation (depreciation) during the
   period                                                       --            --             --             --
                                                      ------------  ------------  -------------  -------------
Net increase (decrease) in contract owners equity
   from operations                                       8,913,083     3,045,103      7,622,477      2,495,986
Changes from principal transactions:
   Purchase payments                                    15,144,897     9,598,359    311,085,946    218,717,344
   Transfers between sub-accounts and the
      company                                          (20,900,433)  (18,081,306)   (88,787,889)  (106,419,539)
   Withdrawals                                          10,049,835   (38,877,096)  (133,344,705)   (71,081,740)
   Annual contract fee                                    (712,139)     (702,846)      (693,716)      (481,534)
                                                      ------------  ------------  -------------  -------------
Net increase (decrease) in contract owners' equity
   from principal transactions:                          3,582,160   (48,062,889)    88,259,636     40,734,531
                                                      ------------  ------------  -------------  -------------
Total increase (decrease) in contract owners' equity    12,495,243   (45,017,786)    95,882,113     43,230,517
Contract owners' equity at beginning of period         298,945,070   343,962,856    209,998,178    166,767,661
                                                      ------------  ------------  -------------  -------------
Contract owners' equity at end of period              $311,440,313  $298,945,070  $ 305,880,291  $ 209,998,178
                                                      ============  ============  =============  =============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
             STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS'
              EQUITY - (CONTINUED) FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                          Global Trust - A(2)        Global Trust - B(2)
                                                      --------------------------  ------------------------
                                                           2006         2005          2006         2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $  3,511,373  $  3,420,545  $   408,290  $   310,477
Expenses:
   Mortality and expense risk and administration
      charges                                            3,758,480     3,874,667      550,686      471,602
                                                      ------------  ------------  -----------  -----------
Net investment income (loss)                              (247,107)     (454,122)    (142,396)    (161,125)
Net realized gain (loss)                                11,064,985     1,002,986    3,209,647    1,670,243
Unrealized appreciation (depreciation) during the
   period                                               33,546,600    22,594,519    2,584,854    1,059,405
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
   from operations                                      44,364,478    23,143,383    5,652,105    2,568,523
Changes from principal transactions:
   Purchase payments                                     1,250,385     1,747,944    1,618,878    3,009,480
   Transfers between sub-accounts and the
      company                                          (10,386,914)   (8,302,022)     521,796    2,923,279
   Withdrawals                                         (39,017,146)  (36,537,501)  (4,185,626)  (1,795,609)
   Annual contract fee                                    (270,715)     (277,382)     (96,278)     (86,143)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (48,424,390)  (43,368,961)  (2,141,230)   4,051,007
                                                      ------------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity    (4,059,912)  (20,225,578)   3,510,875    6,619,530
Contract owners' equity at beginning of period         264,771,718   284,997,296   32,338,345   25,718,815
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $260,711,806  $264,771,718  $35,849,220  $32,338,345
                                                      ============  ============  ===========  ===========

(2) On May 1, 2006, the Global Equity sub-account was renamed Global Trust sub-account through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                            Global Bond- A              Global Bond- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $  1,376,896  $  7,266,851  $  1,812,487  $  5,639,116
Expenses:
   Mortality and expense risk and administration
      charges                                            1,549,600     1,873,802     2,471,200     1,900,150
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                              (172,704)    5,393,049      (658,713)    3,738,966
Net realized gain (loss)                                 2,147,188     4,346,918      (103,510)      984,072
Unrealized appreciation (depreciation) during the
   period                                                1,789,987   (20,467,561)    5,473,191   (14,462,945)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
   from operations                                       3,764,471   (10,727,594)    4,710,968    (9,739,907)
Changes from principal transactions:
   Purchase payments                                       545,855       710,171    47,447,010    42,028,227
   Transfers between sub-accounts and the
      company                                           (1,757,038)     (640,160)    9,023,062     8,187,509
   Withdrawals                                         (18,048,656)  (16,497,691)  (10,635,170)   (7,912,675)
   Annual contract fee                                    (144,159)     (166,333)     (244,140)     (270,597)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (19,403,998)  (16,594,013)   45,590,762    42,032,464
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (15,639,527)  (27,321,607)   50,301,730    32,292,557
Contract owners' equity at beginning of period         113,000,816   140,322,423   132,398,478   100,105,921
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $ 97,361,289  $113,000,816  $182,700,208  $132,398,478
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                              Sub-Account
                                                      ----------------------------------------------------------
                                                      U.S. Government Securities-A  U.S. Government Securities-B
                                                      ----------------------------  ----------------------------
                                                          2006          2005            2006          2005
                                                       ------------  ------------    ------------  ------------
Income:
   Dividends                                           $  7,793,871  $  7,539,634    $  4,030,424  $  3,564,115
Expenses:
   Mortality and expense risk and administration
      charges                                             2,263,133     2,924,597       1,296,550     1,690,896
                                                       ------------  ------------    ------------  ------------
Net investment income (loss)                              5,530,738     4,615,037       2,733,874     1,873,219
Net realized gain (loss)                                 (2,939,352)   (1,470,084)     (1,827,085)     (923,255)
Unrealized appreciation (depreciation) during the
   period                                                 1,408,182    (3,015,408)        851,711    (1,112,639)
                                                       ------------  ------------    ------------  ------------
Net increase (decrease) in contract owners equity
   from operations                                        3,999,568       129,545       1,758,500      (162,675)
Changes from principal transactions:
   Purchase payments                                        630,137     2,040,565       3,418,182     5,108,328
   Transfers between sub-accounts and the
      company                                            (9,217,503)  (22,218,990)     (5,718,588)  (19,903,588)
   Withdrawals                                          (29,236,739)  (31,617,766)    (14,316,975)  (16,203,279)
   Annual contract fee                                     (217,147)     (285,878)       (181,592)     (240,646)
                                                       ------------  ------------    ------------  ------------
Net increase (decrease) in contract owners' equity
   from principal transactions:                         (38,041,252)  (52,082,069)    (16,798,973)  (31,239,185)
                                                       ------------  ------------    ------------  ------------
Total increase (decrease) in contract owners' equity    (34,041,684)  (51,952,524)    (15,040,473)  (31,401,860)
Contract owners' equity at beginning of period          170,889,069   222,841,593      89,588,261   120,990,121
                                                       ------------  ------------    ------------  ------------
Contract owners' equity at end of period               $136,847,385  $170,889,069    $ 74,547,788  $ 89,588,261
                                                       ============  ============    ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      -------------------------------------------------------
                                                           Income & Value- A            Income & Value- B
                                                      ---------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  -------------  ------------  ------------
Income:
   Dividends                                          $  7,291,176  $   7,360,795  $  1,748,202  $  1,668,169
Expenses:
   Mortality and expense risk and administration
      charges                                            5,150,979      6,182,140     1,533,591     1,730,927
                                                      ------------  -------------  ------------  ------------
Net investment income (loss)                             2,140,197      1,178,655       214,611       (62,758)
Net realized gain (loss)                                12,590,377      6,185,552     5,020,520     5,753,554
Unrealized appreciation (depreciation) during the
   period                                                9,151,154      6,320,136       777,501    (2,566,410)
                                                      ------------  -------------  ------------  ------------
Net increase (decrease) in contract owners equity
   from operations                                      23,881,728     13,684,343     6,012,632     3,124,386
Changes from principal transactions:
   Purchase payments                                     1,562,348      2,422,857     3,022,514     5,933,616
   Transfers between sub-accounts and the
      company                                          (23,506,925)   (47,266,074)   (6,458,237)  (18,515,201)
   Withdrawals                                         (55,995,686)   (58,014,751)   (9,819,342)   (7,598,936)
   Annual contract fee                                    (414,355)      (483,289)     (289,601)     (331,414)
                                                      ------------  -------------  ------------  ------------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (78,354,618)  (103,341,257)  (13,544,666)  (20,511,935)
                                                      ------------  -------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (54,472,890)   (89,656,914)   (7,532,034)  (17,387,549)
Contract owners' equity at beginning of period         384,795,671    474,452,585    98,863,912   116,251,461
                                                      ------------  -------------  ------------  ------------
Contract owners' equity at end of period              $330,322,781  $ 384,795,671  $ 91,331,878  $ 98,863,912
                                                      ============  =============  ============  ============

See accompanying notes.

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                        Large Cap Growth- A (3)     Large Cap Growth- B (3)
                                                      ---------------------------  -------------------------
                                                           2006          2005          2006          2005
                                                      -------------  ------------  ------------  -----------
Income:
   Dividends                                          $     832,184  $  1,882,286  $    106,783  $   475,663
Expenses:
   Mortality and expense risk and administration
      charges                                             1,068,070     3,649,230       406,883    1,325,945
                                                      -------------  ------------  ------------  -----------
Net investment income (loss)                               (235,886)   (1,766,944)     (300,100)    (850,282)
Net realized gain (loss)                                 14,723,078    (7,389,665)   10,616,587    4,308,244
Unrealized appreciation (depreciation) during the
   period                                               (10,261,488)    5,104,555    (8,961,615)  (4,944,106)
                                                      -------------  ------------  ------------  -----------
Net increase (decrease) in contract owners equity
   from operations                                        4,225,704    (4,052,054)    1,354,872   (1,486,144)
Changes from principal transactions:
   Purchase payments                                        533,540     1,900,250     1,848,740    3,487,205
   Transfers between sub-accounts and the
      company                                          (223,677,941)  (25,103,352)  (77,213,119)  (5,583,498)
   Withdrawals                                           (9,015,016)  (25,935,007)   (3,862,251)  (4,428,196)
   Annual contract fee                                     (160,925)     (543,190)      (68,570)    (283,839)
                                                      -------------  ------------  ------------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (232,320,342)  (49,681,299)  (79,295,200)  (6,808,328)
                                                      -------------  ------------  ------------  -----------
Total increase (decrease) in contract owners' equity   (228,094,638)  (53,733,353)  (77,940,328)  (8,294,472)
Contract owners' equity at beginning of period          228,094,638   281,827,991    77,940,328   86,234,800
                                                      -------------  ------------  ------------  -----------
Contract owners' equity at end of period              $          --  $228,094,638  $         --  $77,940,328
                                                      =============  ============  ============  ===========

(3) On May 1, 2006, the Large Cap Growth sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      --------------------------------------------------------
                                                            Equity Income- A             Equity Income- B
                                                      ----------------------------  --------------------------
                                                           2006           2005          2006          2005
                                                      -------------  -------------  ------------  ------------
Income:
   Dividends                                          $  52,369,812  $  35,662,499  $ 20,514,980  $ 11,696,485
Expenses:
   Mortality and expense risk and administration
      charges                                             9,736,116     10,738,865     4,373,407     4,345,491
                                                      -------------  -------------  ------------  ------------
Net investment income (loss)                             42,633,696     24,923,634    16,141,573     7,350,994
Net realized gain (loss)                                 21,317,488     13,086,345    17,427,728     8,041,390
Unrealized appreciation (depreciation) during the
   period                                                41,525,785    (21,569,316)    8,520,845    (9,789,928)
                                                      -------------  -------------  ------------  ------------
Net increase (decrease) in contract owners equity
   from operations                                      105,476,969     16,440,663    42,090,146     5,602,456
Changes from principal transactions:
   Purchase payments                                      3,130,812      4,682,794    13,345,042    31,358,173
   Transfers between sub-accounts and the
      company                                           (25,072,854)   (15,001,877)  (10,769,661)   (3,490,468)
   Withdrawals                                         (106,757,298)   (95,162,294)  (32,331,289)  (16,603,540)
   Annual contract fee                                     (947,859)    (1,035,620)     (744,600)     (761,239)
                                                      -------------  -------------  ------------  ------------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (129,647,199)  (106,516,997)  (30,500,508)   10,502,926
                                                      -------------  -------------  ------------  ------------
Total increase (decrease) in contract owners' equity    (24,170,230)   (90,076,334)   11,589,638    16,105,382
Contract owners' equity at beginning of period          686,400,938    776,477,272   270,441,878   254,336,496
                                                      -------------  -------------  ------------  ------------
Contract owners' equity at end of period              $ 662,230,708  $ 686,400,938  $282,031,516  $270,441,878
                                                      =============  =============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                           Strategic Bond- A           Strategic Bond- B
                                                      --------------------------  --------------------------
                                                           2006         2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $  9,591,649  $  4,833,804  $  6,516,829  $  1,770,406
Expenses:
   Mortality and expense risk and administration
      charges                                            2,080,359     2,464,677     1,576,011     1,444,597
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                             7,511,290     2,369,127     4,940,818       325,809
Net realized gain (loss)                                 3,493,352     4,615,474       155,106       675,444
Unrealized appreciation (depreciation) during the
   period                                               (3,774,084)   (5,180,510)     (631,857)     (325,083)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
   from operations                                       7,230,558     1,804,091     4,464,067       676,170
Changes from principal transactions:
   Purchase payments                                       653,123       610,699     8,294,638    29,638,689
   Transfers between sub-accounts and the
      company                                           (1,934,073)    2,419,852    (6,192,372)    1,427,655
   Withdrawals                                         (24,773,659)  (27,922,743)   (9,475,164)   (6,150,060)
   Annual contract fee                                    (146,599)     (179,801)     (162,332)     (150,111)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (26,201,208)  (25,071,993)   (7,535,230)   24,766,173
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (18,970,650)  (23,267,902)   (3,071,163)   25,442,343
Contract owners' equity at beginning of period         154,004,021   177,271,923   100,163,465    74,721,122
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $135,033,371  $154,004,021  $ 97,092,302  $100,163,465
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                            All Cap Core- A            All Cap Core- B
                                                      --------------------------  ------------------------
                                                          2006          2005          2006         2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $  1,107,275  $  1,346,086  $    57,978  $    73,026
Expenses:
   Mortality and expense risk and administration
      charges                                            2,227,000     2,482,916      160,874      175,596
                                                      ------------  ------------  -----------  -----------
Net investment income (loss)                            (1,119,725)   (1,136,830)    (102,896)    (102,570)
Net realized gain (loss)                                 9,558,811    (3,738,100)   1,076,517    1,173,897
Unrealized appreciation (depreciation) during the
   period                                               10,380,707    16,523,971      218,566     (374,765)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
   from operations                                      18,819,793    11,649,041    1,192,187      696,562
Changes from principal transactions:
   Purchase payments                                     1,063,655     1,282,934      253,377      709,654
   Transfers between sub-accounts and the
      company                                          (16,694,869)  (17,507,113)    (456,701)  (2,602,237)
   Withdrawals                                         (22,231,859)  (19,956,414)    (962,111)    (888,572)
   Annual contract fee                                    (280,643)     (308,363)     (29,530)     (37,025)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (38,143,716)  (36,488,956)  (1,194,965)  (2,818,180)
                                                      ------------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity   (19,323,923)  (24,839,915)      (2,778)  (2,121,618)
Contract owners' equity at beginning of period         163,256,718   188,096,633   10,074,788   12,196,406
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $143,932,795  $163,256,718  $10,072,010  $10,074,788
                                                      ============  ============  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                           All Cap Growth- A          All Cap Growth- B
                                                      --------------------------  ------------------------
                                                          2006          2005          2006         2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $         --  $         --  $        --  $        --
Expenses:
   Mortality and expense risk and administration
      charges                                            3,237,949     3,685,286      444,107      485,602
                                                      ------------  ------------  -----------  -----------
Net investment income (loss)                            (3,237,949)   (3,685,286)    (444,107)    (485,602)
Net realized gain (loss)                                (2,978,719)  (19,281,511)   2,038,949    2,381,160
Unrealized appreciation (depreciation) during the
   period                                               16,866,720    39,098,799     (393,720)     (73,687)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
   from operations                                      10,650,052    16,132,002    1,201,122    1,821,871
Changes from principal transactions:
   Purchase payments                                     1,602,853     1,817,921      878,282    1,624,562
   Transfers between sub-accounts and the
      company                                          (17,866,822)  (35,319,184)  (1,189,195)  (6,687,363)
   Withdrawals                                         (29,517,224)  (29,886,790)  (4,083,269)  (1,769,552)
   Annual contract fee                                    (434,668)     (490,584)    (102,205)    (113,113)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (46,215,861)  (63,878,637)  (4,496,387)  (6,945,466)
                                                      ------------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity   (35,565,809)  (47,746,635)  (3,295,265)  (5,123,595)
Contract owners' equity at beginning of period         240,725,213   288,471,848   29,031,690   34,155,285
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $205,159,404  $240,725,213  $25,736,425  $29,031,690
                                                      ============  ============  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                      International Small Cap- A  International Small Cap- B
                                                      --------------------------  --------------------------
                                                          2006          2005           2006         2005
                                                      ------------  ------------   -----------  -----------
Income:
   Dividends                                          $  1,371,811  $  1,094,368   $   482,075  $   105,342
Expenses:
   Mortality and expense risk and administration
      charges                                            1,740,532     1,719,666       776,846      683,968
                                                      ------------  ------------   -----------  -----------
Net investment income (loss)                              (368,721)     (625,298)     (294,771)    (578,626)
Net realized gain (loss)                                12,076,365     8,262,850     6,089,704    4,142,832
Unrealized appreciation (depreciation) during the
   period                                               15,431,582     1,739,820     4,690,510     (496,542)
                                                      ------------  ------------   -----------  -----------
Net increase (decrease) in contract owners equity
   from operations                                      27,139,226     9,377,372    10,485,443    3,067,664
Changes from principal transactions:
   Purchase payments                                       656,688       773,011     4,028,457    3,599,620
   Transfers between sub-accounts and the
      company                                              875,819    (6,111,229)    1,232,213     (739,428)
   Withdrawals                                         (14,677,268)  (13,768,865)   (5,186,040)  (2,295,917)
   Annual contract fee                                    (238,762)     (242,336)     (149,530)    (141,105)
                                                      ------------  ------------   -----------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (13,383,523)  (19,349,419)      (74,900)     423,170
                                                      ------------  ------------   -----------  -----------
Total increase (decrease) in contract owners' equity    13,755,703    (9,972,047)   10,410,543    3,490,834
Contract owners' equity at beginning of period         112,082,849   122,054,896    41,886,365   38,395,531
                                                      ------------  ------------   -----------  -----------
Contract owners' equity at end of period              $125,838,552  $112,082,849   $52,296,908  $41,886,365
                                                      ============  ============   ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ----------------------------------------------------
                                                          Pacific Rim - A (4)       Pacific Rim - B (4)
                                                      -------------------------  -------------------------
                                                          2006          2005         2006         2005
                                                      ------------  -----------  ------------  -----------
Income:
   Dividends                                          $    573,040  $   409,890  $    332,651  $   200,757
Expenses:
   Mortality and expense risk and administration
      charges                                              898,751      695,560       736,004      484,080
                                                      ------------  -----------  ------------  -----------
Net investment income (loss)                              (325,711)    (285,670)     (403,353)    (283,323)
Net realized gain (loss)                                10,799,310    3,627,096     8,059,130    1,997,069
Unrealized appreciation (depreciation) during the
   period                                               (5,962,558)   7,546,785    (4,423,144)   5,321,087
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners equity
   from operations                                       4,511,041   10,888,211     3,232,633    7,034,833
Changes from principal transactions:
   Purchase payments                                       502,661      293,761     5,051,728    2,649,464
   Transfers between sub-accounts and the
      company                                           (5,861,586)  11,108,303   (12,196,463)  13,779,896
   Withdrawals                                          (6,242,425)  (4,197,076)   (3,191,898)  (2,548,726)
   Annual contract fee                                    (141,086)    (112,318)     (136,343)    (106,462)
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (11,742,436)   7,092,670   (10,472,976)  13,774,172
                                                      ------------  -----------  ------------  -----------
Total increase (decrease) in contract owners' equity    (7,231,395)  17,980,881    (7,240,343)  20,809,005
Contract owners' equity at beginning of period          63,133,149   45,152,268    46,964,342   26,155,337
                                                      ------------  -----------  ------------  -----------
Contract owners' equity at end of period              $ 55,901,754  $63,133,149  $ 39,723,999  $46,964,342
                                                      ============  ===========  ============  ===========


(4) On May 1, 2006, the Pacific Rim Emerging Markets sub-account was renamed Pacific Rim through a vote of the Board of Directors.


See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                        Science & Technology- A    Science & Technology- B
                                                      --------------------------  ------------------------
                                                          2006          2005         2006         2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $         --  $         --  $        --  $        --
Expenses:
   Mortality and expense risk and administration
      charges                                            3,277,893     3,965,653      855,987      920,232
                                                      ------------  ------------  -----------  -----------
Net investment income (loss)                            (3,277,893)   (3,965,653)    (855,987)    (920,232)
Net realized gain (loss)                                (7,158,752)  (46,954,540)   2,344,078    3,353,855
Unrealized appreciation (depreciation) during the
   period                                               17,965,813    50,424,004      267,745   (2,642,180)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
   from operations                                       7,529,168      (496,189)   1,755,836     (208,557)
Changes from principal transactions:
   Purchase payments                                     2,453,025     3,595,204    3,149,377    3,187,100
   Transfers between sub-accounts and the
      company                                          (29,690,299)  (34,727,667)     149,021   (6,529,940)
   Withdrawals                                         (25,345,618)  (27,429,545)  (5,778,730)  (3,587,720)
   Annual contract fee                                    (637,462)     (757,214)    (199,402)    (224,325)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (53,220,354)  (59,319,222)  (2,679,734)  (7,154,885)
                                                      ------------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity   (45,691,186)  (59,815,411)    (923,898)  (7,363,442)
Contract owners' equity at beginning of period         253,893,184   313,708,595   55,874,073   63,237,515
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $208,201,998  $253,893,184  $54,950,175  $55,874,073
                                                      ============  ============  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                       Emerging Small Company- A  Emerging Small Company- B
                                                      --------------------------  -------------------------
                                                          2006           2005         2006          2005
                                                      ------------  ------------  ------------  -----------
Income:
   Dividends                                          $  6,346,100  $         --  $  3,400,026  $        --
Expenses:
   Mortality and expense risk and administration
      charges                                            1,680,287     1,963,263       939,270    1,057,654
                                                      ------------  ------------  ------------  -----------
Net investment income (loss)                             4,665,813    (1,963,263)    2,460,756   (1,057,654)
Net realized gain (loss)                                 6,332,516     3,360,899     5,754,488    4,744,275
Unrealized appreciation (depreciation) during the
   period                                               (9,597,923)    2,198,014    (7,570,809)  (1,953,420)
                                                      ------------  ------------  ------------  -----------
Net increase (decrease) in contract owners equity
   from operations                                       1,400,406     3,595,650       644,435    1,733,201
Changes from principal transactions:
   Purchase payments                                       761,623     1,264,698     1,912,186    4,151,329
   Transfers between sub-accounts and the
      company                                          (15,947,711)  (17,377,694)  (13,913,879)  (3,206,973)
   Withdrawals                                         (12,684,928)  (13,788,787)   (6,322,513)  (2,963,373)
   Annual contract fee                                    (265,780)     (307,528)     (197,629)    (224,479)
                                                      ------------  ------------  ------------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (28,136,796)  (30,209,311)  (18,521,835)  (2,243,496)
                                                      ------------  ------------  ------------  -----------
Total increase (decrease) in contract owners' equity   (26,736,390)  (26,613,661)  (17,877,400)    (510,295)
Contract owners' equity at beginning of period         125,232,101   151,845,762    65,842,600   66,352,895
                                                      ------------  ------------  ------------  -----------
Contract owners' equity at end of period              $ 98,495,711  $125,232,101  $ 47,965,200  $65,842,600
                                                      ============  ============  ============  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                       International Core- A (5)  International Core- B (5)
                                                      --------------------------  -------------------------
                                                          2006          2005         2006         2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $  4,458,569  $    663,963  $ 1,609,354  $        --
Expenses:
   Mortality and expense risk and administration
      charges                                            1,326,528     1,236,525      590,483      462,256
                                                      ------------  ------------  -----------  -----------
Net investment income (loss)                             3,132,041      (572,562)   1,018,871     (462,256)
Net realized gain (loss)                                 8,306,101     2,676,978    5,910,589    3,543,839
Unrealized appreciation (depreciation) during the
   period                                                6,952,411     8,803,477      232,794      677,145
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
   from operations                                      18,390,553    10,907,893    7,162,254    3,758,728
Changes from principal transactions:
   Purchase payments                                       475,461       487,280    2,858,081    1,247,889
   Transfers between sub-accounts and the
      company                                              270,869    (3,937,129)   6,067,049     (409,567)
   Withdrawals                                         (11,008,219)  (10,886,522)  (4,761,366)  (2,114,299)
   Annual contract fee                                    (176,985)     (162,096)    (109,066)     (88,949)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (10,438,874)  (14,498,467)   4,054,698   (1,364,926)
                                                      ------------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity     7,951,679    (3,590,574)  11,216,952    2,393,802
Contract owners' equity at beginning of period          85,335,332    88,925,906   31,455,316   29,061,514
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $ 93,287,011  $ 85,335,332  $42,672,268  $31,455,316
                                                      ============  ============  ===========  ===========

(5) On May 1, 2006, the International Stock sub-account was renamed International Core through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                                Value- A                 Value- B
                                                      --------------------------  ------------------------
                                                          2006          2005          2006        2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $ 25,160,441  $  1,116,742  $ 6,214,733  $   164,384
Expenses:
   Mortality and expense risk and administration
      charges                                            2,589,478     2,689,961      723,371      643,140
                                                      ------------  ------------  -----------  -----------
Net investment income (loss)                            22,570,963    (1,573,219)   5,491,362     (478,756)
Net realized gain (loss)                                15,845,592    14,018,708    3,554,914    4,794,584
Unrealized appreciation (depreciation) during the
   period                                               (7,557,978)    5,979,127   (1,151,657)    (297,809)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
   from operations                                      30,858,577    18,424,616    7,894,619    4,018,019
Changes from principal transactions:
   Purchase payments                                     1,061,161     2,337,873    5,775,771    3,466,458
   Transfers between sub-accounts and the
      company                                           (4,671,118)  (34,249,933)   3,549,292   (8,313,445)
   Withdrawals                                         (24,230,967)  (23,597,596)  (5,144,924)  (2,154,342)
   Annual contract fee                                    (311,608)     (318,735)    (136,477)    (130,292)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
   from principal transactions:                        (28,152,532)  (55,828,391)   4,043,662   (7,131,621)
                                                      ------------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity     2,706,045   (37,403,775)  11,938,281   (3,113,602)
Contract owners' equity at beginning of period         177,964,804   215,368,579   42,338,409   45,452,011
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $180,670,849  $177,964,804  $54,276,690  $42,338,409
                                                      ============  ============  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                       Real Estate Securities- A  Real Estate Securities- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $ 31,722,147  $ 26,060,575  $ 24,530,342  $ 18,934,842
Expenses:
   Mortality and expense risk and administration
   charges                                               2,521,160     2,434,291     2,200,645     1,992,064
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                            29,200,987    23,626,284    22,329,697    16,942,778
Net realized gain (loss)                                15,413,055    17,565,281     8,395,672    12,988,108
Unrealized appreciation (depreciation) during the
period                                                   7,066,900   (26,555,694)   10,512,415   (18,751,060)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         51,680,942    14,635,871    41,237,784    11,179,826
Changes from principal transactions:
   Purchase payments                                     1,172,502     1,362,457     9,999,082    10,406,627
   Transfers between sub-accounts and the
   company                                                 208,448   (14,852,274)      706,192   (16,159,128)
   Withdrawals                                         (21,822,033)  (19,943,480)  (16,972,579)   (9,155,058)
   Annual contract fee                                    (305,403)     (297,721)     (424,882)     (407,935)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (20,746,486)  (33,731,018)   (6,692,187)  (15,315,494)
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity    30,934,456   (19,095,147)   34,545,597    (4,135,668)
Contract owners' equity at beginning of period         154,753,068   173,848,215   119,074,810   123,210,478
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $185,687,524  $154,753,068  $153,620,407  $119,074,810
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ------------------------------------------------------
                                                              High Yield- A               High Yield- B
                                                      --------------------------  --------------------------
                                                           2006         2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $  8,001,088  $  7,987,982  $  5,830,292  $  4,463,670
Expenses:
   Mortality and expense risk and administration
   charges                                               1,819,982     2,249,688     1,472,057     1,711,205
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                             6,181,106     5,738,294     4,358,235     2,752,465
Net realized gain (loss)                                 2,093,785    10,735,797     1,584,449     5,392,235
Unrealized appreciation (depreciation) during the
period                                                   1,892,369   (13,652,856)    1,327,254    (6,281,628)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         10,167,260     2,821,235     7,269,938     1,863,072
Changes from principal transactions:
   Purchase payments                                       618,549       784,689     3,503,604     8,034,089
   Transfers between sub-accounts and the
   company                                              (8,407,499)  (35,031,174)   (7,355,765)  (25,920,103)
   Withdrawals                                         (20,866,680)  (20,157,515)  (11,363,287)   (6,847,864)
   Annual contract fee                                    (179,093)     (232,722)     (249,343)     (296,452)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (28,834,723)  (54,636,722)  (15,464,791)  (25,030,330)
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (18,667,463)  (51,815,487)   (8,194,853)  (23,167,258)
Contract owners' equity at beginning of period         134,741,680   186,557,167    97,012,191   120,179,449
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $116,074,217  $134,741,680  $ 88,817,338  $ 97,012,191
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ---------------------------------------------------------
                                                      Lifestyle Aggressive- A (6)  Lifestyle Aggressive - B (6)
                                                      ---------------------------  ----------------------------
                                                           2006          2005           2006           2005
                                                      -------------  ------------  -------------  -------------
Income:
   Dividends                                           $ 55,002,284  $  5,749,879   $ 81,640,881   $  8,465,774
Expenses:
   Mortality and expense risk and administration
   charges                                                2,912,020     2,556,305      4,773,991      4,247,406
                                                       ------------  ------------   ------------   ------------
Net investment income (loss)                             52,090,264     3,193,574     76,866,890      4,218,368
Net realized gain (loss)                                  1,809,367     5,388,305      9,888,898     11,526,948
Unrealized appreciation (depreciation) during the
period                                                  (28,873,782)    6,327,184    (50,421,276)     6,563,487
                                                       ------------  ------------   ------------   ------------
Net increase (decrease) in contract owners equity
from operations                                          25,025,849    14,909,063     36,334,512     22,308,803
Changes from principal transactions:
   Purchase payments                                      2,520,903     2,959,495     26,241,630     18,983,534
   Transfers between sub-accounts and the
   company                                               24,032,928    17,377,258      2,459,927      4,730,603
   Withdrawals                                          (18,423,647)  (21,333,059)   (31,923,985)   (15,170,609)
   Annual contract fee                                     (526,333)     (465,899)    (1,129,394)    (1,024,453)
                                                       ------------  ------------   ------------   ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                              7,603,851    (1,462,205)    (4,351,822)     7,519,075
                                                       ------------  ------------   ------------   ------------
Total increase (decrease) in contract owners' equity     32,629,700    13,446,858     31,982,690     29,827,878
Contract owners' equity at beginning of period          181,452,247   168,005,389    277,178,418    247,350,540
                                                       ------------  ------------   ------------   ------------
Contract owners' equity at end of period               $214,081,947  $181,452,247   $309,161,108   $277,178,418
                                                       ============  ============   ============   ============

(6) On May 1, 2006, the Lifestyle Aggressive 1000 sub-account was renamed Lifestyle Aggressive sub-account through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                              Sub-Account
                                                      ----------------------------------------------------------
                                                       Lifestyle Growth - A (7)      Lifestyle Growth - B (7)
                                                      --------------------------  ------------------------------
                                                          2006           2005           2006            2005
                                                      ------------  ------------  --------------  --------------
Income:
   Dividends                                          $103,722,694  $ 23,848,564  $  731,534,861  $   81,226,702
Expenses:
   Mortality and expense risk and administration
   charges                                              12,372,226    10,826,021     107,732,832      48,223,345
                                                      ------------  ------------  --------------  --------------
Net investment income (loss)                            91,350,468    13,022,543     623,802,029      33,003,357
Net realized gain (loss)                                19,529,726     6,218,379       9,570,927       7,082,432
Unrealized appreciation (depreciation) during the
period                                                 (17,843,476)   31,427,440     109,156,269     195,410,229
                                                      ------------  ------------  --------------  --------------
Net increase (decrease) in contract owners equity
from operations                                         93,036,718    50,668,362     742,529,225     235,496,018
Changes from principal transactions:
   Purchase payments                                     8,143,821     7,628,490   3,423,672,281   2,139,713,749
   Transfers between sub-accounts and the
   company                                             100,157,498   111,862,452     423,468,292     303,861,956
   Withdrawals                                         (99,931,647)  (72,932,355)   (258,564,699)   (107,271,120)
   Annual contract fee                                  (1,833,834)   (1,620,665)     (6,088,859)     (4,273,275)
                                                      ------------  ------------  --------------  --------------
Net increase (decrease) in contract owners' equity
from principal transactions:                             6,535,838    44,937,922   3,582,487,015   2,332,031,310
                                                      ------------  ------------  --------------  --------------
Total increase (decrease) in contract owners' equity    99,572,556    95,606,284   4,325,016,240   2,567,527,328
Contract owners' equity at beginning of period         780,047,489   684,441,205   4,520,492,507   1,952,965,179
                                                      ------------  ------------  --------------  --------------
Contract owners' equity at end of period              $879,620,045  $780,047,489  $8,845,508,747  $4,520,492,507
                                                      ============  ============  ==============  ==============

(7) On May 1, 2006, the Lifestyle Growth 820 sub-account was renamed Lifestyle Growth sub-account through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                               Sub-Account
                                                      ------------------------------------------------------------
                                                       Lifestyle Balanced - A (8)     Lifestyle Balanced - B (8)
                                                      ----------------------------  ------------------------------
                                                           2006          2005            2006              2005
                                                      -------------  -------------  --------------  --------------
Income:
   Dividends                                          $ 109,935,777  $  45,456,745  $  575,944,275  $  130,649,178
Expenses:
   Mortality and expense risk and administration
   charges                                               14,247,919     12,828,297      87,865,765      47,349,117
                                                      -------------  -------------  --------------  --------------
Net investment income (loss)                             95,687,858     32,628,448     488,078,510      83,300,061
Net realized gain (loss)                                 15,446,450     11,009,247       9,138,346       9,530,586
Unrealized appreciation (depreciation) during the
period                                                  (12,882,461)     1,630,133      68,128,643      81,523,889
                                                      -------------  -------------  --------------  --------------
Net increase (decrease) in contract owners equity
from operations                                          98,251,847     45,267,828     565,345,499     174,354,536
Changes from principal transactions:
   Purchase payments                                      5,398,357      5,577,327   1,971,230,556   1,914,102,530
   Transfers between sub-accounts and the
   company                                              114,429,584    157,923,447     308,385,303     257,090,469
   Withdrawals                                         (125,391,385)  (102,523,681)   (306,370,526)   (120,254,690)
   Annual contract fee                                   (1,730,050)    (1,633,463)     (5,537,172)     (4,089,247)
                                                      -------------  -------------  --------------  --------------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (7,293,494)    59,343,630   1,967,708,161   2,046,849,062
                                                      -------------  -------------  --------------  --------------
Total increase (decrease) in contract owners' equity     90,958,353    104,611,458   2,533,053,660   2,221,203,598
Contract owners' equity at beginning of period          894,821,519    790,210,061   4,150,373,502   1,929,169,904
                                                      -------------  -------------  --------------  --------------
Contract owners' equity at end of period              $ 985,779,872  $ 894,821,519  $6,683,427,162  $4,150,373,502
                                                      =============  =============  ==============  ==============

(8) On May 1, 2006, the Lifestyle Balanced 640 sub-account was renamed Lifestyle Balanced sub-account through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      --------------------------------------------------------
                                                      Lifestyle Moderate - A (9)   Lifestyle Moderate - B (9)
                                                      --------------------------  ----------------------------
                                                          2006          2005           2006           2005
                                                      ------------  ------------  --------------  ------------
Income:
   Dividends                                          $ 26,706,609  $ 19,233,303  $  100,565,644  $ 46,384,661
Expenses:
   Mortality and expense risk and administration
   charges                                               4,488,584     4,241,520      19,059,015    12,425,644
                                                      ------------  ------------  --------------  ------------
Net investment income (loss)                            22,218,025    14,991,783      81,506,629    33,959,017
Net realized gain (loss)                                 6,160,841     5,716,780       7,029,525     4,194,249
Unrealized appreciation (depreciation) during the
period                                                  (3,081,209)  (13,215,627)      9,239,590   (15,685,079)
                                                      ------------  ------------  --------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         25,297,657     7,492,936      97,775,744    22,468,187
Changes from principal transactions:
   Purchase payments                                     2,895,606     2,760,998     331,480,289   410,956,889
   Transfers between sub-accounts and the
   company                                              37,220,644    42,018,548      51,550,908    35,482,798
   Withdrawals                                         (47,383,170)  (36,697,644)    (83,404,434)  (42,956,869)
   Annual contract fee                                    (492,370)     (453,293)     (1,315,886)   (1,160,100)
                                                      ------------  ------------  --------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (7,759,290)    7,628,609     298,310,877   402,322,718
                                                      ------------  ------------  --------------  ------------
Total increase (decrease) in contract owners' equity    17,538,367    15,121,545     396,086,621   424,790,905
Contract owners' equity at beginning of period         286,107,496   270,985,951     991,679,800   566,888,895
                                                      ------------  ------------  --------------  ------------
Contract owners' equity at end of period              $303,645,863  $286,107,496  $1,387,766,421  $991,679,800
                                                      ============  ============  ==============  ============

(9) On May 1, 2006, the Lifestyle Moderate 460 sub-account was renamed Lifestyle Moderate sub-account through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                 Sub-Account
                                                      ----------------------------------------------------------------
                                                      Lifestyle Conservative - A (10)  Lifestyle Conservative - B (10)
                                                      -------------------------------  -------------------------------
                                                            2006          2005               2006          2005
                                                        ------------  ------------       ------------  ------------
Income:
   Dividends                                            $ 11,101,087  $ 12,141,430       $ 29,607,452  $ 22,927,128
Expenses:
   Mortality and expense risk and administration
   charges                                                 2,294,681     2,381,069          6,698,433     5,194,365
                                                        ------------  ------------       ------------  ------------
Net investment income (loss)                               8,806,406     9,760,361         22,909,019    17,732,763
Net realized gain (loss)                                    (732,989)    3,125,379         (4,210,509)    1,913,424
Unrealized appreciation (depreciation) during the
period                                                     1,974,899   (11,256,047)         7,334,810   (15,174,832)
                                                        ------------  ------------       ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                           10,048,316     1,629,693         26,033,320     4,471,355
Changes from principal transactions:
   Purchase payments                                         927,121     1,541,567         92,885,294   131,842,080
   Transfers between sub-accounts and the
   company                                                11,199,466     9,769,496          8,396,636     3,757,788
   Withdrawals                                           (28,418,786)  (22,728,624)       (40,724,192)  (24,271,975)
   Annual contract fee                                      (241,699)     (232,031)          (475,451)     (440,395)
                                                        ------------  ------------       ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (16,533,898)  (11,649,592)        60,082,287   110,887,498
                                                        ------------  ------------       ------------  ------------
Total increase (decrease) in contract owners' equity      (6,485,582)  (10,019,899)        86,115,607   115,358,853
Contract owners' equity at beginning of period           152,533,966   162,553,865        368,417,695   253,058,842
                                                        ------------  ------------       ------------  ------------
Contract owners' equity at end of period                $146,048,384  $152,533,966       $454,533,302  $368,417,695
                                                        ============  ============       ============  ============

(10) On May 1, 2006, the Lifestyle Conservative 280 sub-account was renamed Lifestyle Conservative sub-account through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                        Small Company Value- A      Small Company Value- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $ 35,996,103  $  4,873,308  $ 28,080,440  $  3,085,285
Expenses:
   Mortality and expense risk and administration
   charges                                               3,425,647     3,708,270     2,932,586     2,973,727
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                            32,570,456     1,165,038    25,147,854       111,558
Net realized gain (loss)                                22,998,669    25,965,180    17,339,405    14,902,061
Unrealized appreciation (depreciation) during the
period                                                 (26,558,093)  (15,926,817)  (20,248,781)   (6,315,219)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         29,011,032    11,203,401    22,238,478     8,698,400
Changes from principal transactions:
   Purchase payments                                     1,503,945     1,946,751     8,661,035    11,076,217
   Transfers between sub-accounts and the
   company                                             (15,283,531)  (34,905,824)  (15,126,562)  (18,978,855)
   Withdrawals                                         (30,247,222)  (29,083,579)  (21,291,206)  (11,657,599)
   Annual contract fee                                    (480,089)     (527,653)     (603,379)     (643,817)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (44,506,897)  (62,570,305)  (28,360,112)  (20,204,054)
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (15,495,865)  (51,366,904)   (6,121,634)  (11,505,654)
Contract owners' equity at beginning of period         229,985,667   281,352,571   178,396,318   189,901,972
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $214,489,802  $229,985,667  $172,274,684  $178,396,318
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                        International Value- A      International Value- B
                                                      --------------------------  --------------------------
                                                           2006         2005           2006         2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $ 21,544,501  $  4,128,230  $ 12,466,643  $  3,083,546
Expenses:
   Mortality and expense risk and administration
   charges                                               4,990,071     4,195,168     3,304,519     2,869,211
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                            16,554,430       (66,938)    9,162,124       214,335
Net realized gain (loss)                                36,430,315    21,027,415    22,164,072    16,418,371
Unrealized appreciation (depreciation) during the
period                                                  30,460,312    10,659,162    18,115,211      (582,638)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         83,445,057    31,619,639    49,441,407    16,050,068
Changes from principal transactions:
   Purchase payments                                     1,700,112     1,935,683     9,381,349    12,148,702
   Transfers between sub-accounts and the
   company                                             (14,217,939)  159,930,078      (816,688)   28,484,556
   Withdrawals                                         (44,232,030)  (32,768,789)  (23,590,093)  (11,141,684)
   Annual contract fee                                    (626,951)     (518,423)     (654,967)     (595,565)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (57,376,808)  128,578,549   (15,680,399)   28,896,009
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity    26,068,249   160,198,188    33,761,008    44,946,077
Contract owners' equity at beginning of period         335,876,205   175,678,017   194,338,281   149,392,204
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $361,944,454  $335,876,205  $228,099,289  $194,338,281
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                            Total Return- A            Total Return- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $ 10,870,552  $ 18,206,615  $  7,716,064  $ 11,743,900
Expenses:
   Mortality and expense risk and administration
   charges                                               4,643,894     5,581,589     3,734,827     4,283,661
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                             6,226,658    12,625,026     3,981,237     7,460,239
Net realized gain (loss)                                (1,580,322)    1,322,798    (3,484,486)   (1,693,713)
Unrealized appreciation (depreciation) during the
period                                                     925,090   (10,461,667)    3,048,136    (4,226,629)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                          5,571,426     3,486,157     3,544,887     1,539,897
Changes from principal transactions:
   Purchase payments                                     1,615,376     2,143,006    12,065,745    16,482,812
   Transfers between sub-accounts and the
   company                                             (14,962,907)  (16,006,705)  (16,041,932)   (9,720,519)
   Withdrawals                                         (45,980,473)  (48,857,424)  (33,237,451)  (25,942,681)
   Annual contract fee                                    (595,314)     (704,185)     (624,611)     (721,408)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (59,923,318)  (63,425,308)  (37,838,249)  (19,901,796)
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (54,351,892)  (59,939,151)  (34,293,362)  (18,361,899)
Contract owners' equity at beginning of period         340,990,171   400,929,322   250,083,716   268,445,615
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $286,638,279  $340,990,171  $215,790,354  $250,083,716
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ------------------------------------------------------
                                                           U.S. Large Cap- A           U.S. Large Cap- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $  1,736,856  $  1,514,902  $    432,956  $    141,599
Expenses:
   Mortality and expense risk and administration
   charges                                               4,387,679     5,070,783     1,724,120     1,916,955
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                            (2,650,823)   (3,555,881)   (1,291,164)   (1,775,356)
Net realized gain (loss)                                20,601,294    10,456,580    11,783,182     8,573,327
Unrealized appreciation (depreciation) during the
period                                                   7,562,352     5,610,939    (1,690,201)   (2,599,918)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         25,512,823    12,511,638     8,801,817     4,198,053
Changes from principal transactions:
   Purchase payments                                     1,532,145     2,971,209     2,733,983     3,688,788
   Transfers between sub-accounts and the
   company                                             (35,211,240)  (40,179,577)  (13,289,650)  (12,939,139)
   Withdrawals                                         (37,739,086)  (37,080,371)  (11,607,732)   (7,398,632)
   Annual contract fee                                    (629,484)     (711,987)     (357,001)     (424,617)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (72,047,665)  (75,000,726)  (22,520,400)  (17,073,600)
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (46,534,842)  (62,489,088)  (13,718,583)  (12,875,547)
Contract owners' equity at beginning of period         322,193,916   384,683,004   114,792,826   127,668,373
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $275,659,074  $322,193,916  $101,074,243  $114,792,826
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ------------------------------------------------------
                                                           Mid Cap Stock- A            Mid Cap Stock- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $ 13,402,497  $  5,985,964  $  6,709,959  $  3,960,950
Expenses:
   Mortality and expense risk and administration
   charges                                               4,690,625     3,901,342     2,608,586     2,184,398
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                             8,711,872     2,084,622     4,101,373     1,776,552
Net realized gain (loss)                                27,103,746    17,301,171    12,191,069    10,462,243
Unrealized appreciation (depreciation) during the
period                                                    (882,387)   34,081,013       859,558     9,296,920
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         34,933,231    53,466,806    17,152,000    21,535,715
Changes from principal transactions:
   Purchase payments                                     2,261,404     2,047,318     9,475,072     8,001,240
   Transfers between sub-accounts and the
   company                                             (20,923,093)  126,207,018    (5,051,697)   26,307,727
   Withdrawals                                         (37,511,854)  (28,310,070)  (18,134,902)   (7,394,316)
   Annual contract fee                                    (743,161)     (626,059)     (547,607)     (490,103)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (56,916,704)   99,318,208   (14,259,134)   26,424,548
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (21,983,473)  152,785,014     2,892,866    47,960,263
Contract owners' equity at beginning of period         326,703,252   173,918,238   159,036,163   111,075,900
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $304,719,779  $326,703,252  $161,929,029  $159,036,163
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ----------------------------------------------------
                                                         Global Allocation-A       Global Allocation- B
                                                      ------------------------  --------------------------
                                                          2006         2005         2006          2005
                                                      -----------  -----------  ------------  ------------
Income:
   Dividends                                          $   659,168  $   594,045  $  1,058,209  $    520,035
Expenses:
   Mortality and expense risk and administration
   charges                                                954,477      934,949     2,227,544     1,190,664
                                                      -----------  -----------  ------------  ------------
Net investment income (loss)                             (295,309)    (340,904)   (1,169,335)     (670,629)
Net realized gain (loss)                                2,471,186      984,632     3,016,477     1,385,276
Unrealized appreciation (depreciation) during the
period                                                  4,871,074    2,156,763    13,578,691     3,307,204
                                                      -----------  -----------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         7,046,951    2,800,491    15,425,833     4,021,851
Changes from principal transactions:
   Purchase payments                                      473,835      464,837    57,561,040    47,951,198
   Transfers between sub-accounts and the
   company                                              3,501,328    2,988,113    11,267,093     8,666,805
   Withdrawals                                         (6,743,744)  (4,849,284)   (7,398,357)   (2,644,889)
   Annual contract fee                                   (162,497)    (163,925)     (152,753)     (117,564)
                                                      -----------  -----------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (2,931,078)  (1,560,259)   61,277,023    53,855,550
                                                      -----------  -----------  ------------  ------------
Total increase (decrease) in contract owners' equity    4,115,873    1,240,232    76,702,856    57,877,401
Contract owners' equity at beginning of period         62,158,614   60,918,382   105,078,029    47,200,628
                                                      -----------  -----------  ------------  ------------
Contract owners' equity at end of period              $66,274,487  $62,158,614  $181,780,885  $105,078,029
                                                      ===========  ===========  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                           Dynamic Growth- A          Dynamic Growth- B
                                                      --------------------------  -------------------------
                                                           2006         2005           2006         2005
                                                      ------------  ------------  ------------  -----------
Income:
   Dividends                                          $         --  $         --  $         --  $        --
Expenses:
   Mortality and expense risk and administration
   charges                                               1,326,965     1,448,089       583,798      630,945
                                                      ------------  ------------  ------------  -----------
Net investment income (loss)                            (1,326,965)   (1,448,089)     (583,798)    (630,945)
Net realized gain (loss)                                10,334,129     5,639,486     5,803,154    4,006,875
Unrealized appreciation (depreciation) during the
period                                                  (1,348,032)    5,535,651    (2,394,185)     558,784
                                                      ------------  ------------  ------------  -----------
Net increase (decrease) in contract owners equity
from operations                                          7,659,132     9,727,048     2,825,171    3,934,714
Changes from principal transactions:
   Purchase payments                                       634,600       798,781       960,905    1,249,889
   Transfers between sub-accounts and the
   company                                             (14,137,447)   (5,265,903)   (7,442,833)     835,479
   Withdrawals                                          (9,139,203)   (8,900,791)   (5,377,581)  (3,128,401)
   Annual contract fee                                    (267,150)     (295,084)     (128,261)    (138,721)
                                                      ------------  ------------  ------------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (22,909,200)  (13,662,997)  (11,987,770)  (1,181,754)
                                                      ------------  ------------  ------------  -----------
Total increase (decrease) in contract owners' equity   (15,250,068)   (3,935,949)   (9,162,599)   2,752,960
Contract owners' equity at beginning of period          95,438,713    99,374,662    40,096,454   37,343,494
                                                      ------------  ------------  ------------  -----------
Contract owners' equity at end of period              $ 80,188,645  $ 95,438,713  $ 30,933,855  $40,096,454
                                                      ============  ============  ============  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                         Total Stock Market        Total Stock Market
                                                              Index- A                  Index- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $   458,283  $   374,515  $   430,399  $   273,846
Expenses:
   Mortality and expense risk and administration
   charges                                                453,688      495,015      497,344      506,384
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                                4,595     (120,500)     (66,945)    (232,538)
Net realized gain (loss)                                2,575,794    1,591,602    2,529,864    1,965,138
Unrealized appreciation (depreciation) during the
period                                                  1,161,615     (323,932)   1,212,537     (582,598)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         3,742,004    1,147,170    3,675,456    1,150,002
Changes from principal transactions:
   Purchase payments                                      307,356      338,689    1,785,719    2,231,648
   Transfers between sub-accounts and the
   company                                             (2,153,437)  (3,039,904)  (2,757,681)    (781,823)
   Withdrawals                                         (2,738,148)  (3,448,877)  (3,690,817)  (1,611,011)
   Annual contract fee                                    (60,836)     (64,542)    (104,809)    (112,214)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (4,645,065)  (6,214,634)  (4,767,588)    (273,400)
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity     (903,061)  (5,067,464)  (1,092,132)     876,602
Contract owners' equity at beginning of period         31,356,359   36,423,823   31,294,935   30,418,333
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $30,453,298  $31,356,359  $30,202,803  $31,294,935
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                             500 Index- A                500 Index- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $  1,409,818  $  2,727,457  $    823,264  $  1,646,881
Expenses:
   Mortality and expense risk and administration
   charges                                               2,156,410     2,547,180     1,641,363     1,922,798
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                              (746,592)      180,277      (818,099)     (275,917)
Net realized gain (loss)                                15,584,236    10,136,926    10,571,479     8,597,479
Unrealized appreciation (depreciation) during the
period                                                   3,075,952    (6,376,543)    2,367,928    (5,831,638)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         17,913,596     3,940,660    12,121,308     2,489,924
Changes from principal transactions:
   Purchase payments                                     1,000,873     2,126,572     2,206,769     5,658,340
   Transfers between sub-accounts and the
   company                                             (19,939,319)  (16,921,218)  (10,216,736)  (11,959,865)
   Withdrawals                                         (16,844,363)  (20,001,644)  (19,439,723)  (11,860,226)
   Annual contract fee                                    (375,424)     (457,855)     (359,697)     (435,109)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (36,158,233)  (35,254,145)  (27,809,387)  (18,596,860)
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (18,244,637)  (31,313,485)  (15,688,079)  (16,106,936)
Contract owners' equity at beginning of period         158,157,945   189,471,430   110,890,493   126,997,429
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $139,913,308  $158,157,945  $ 95,202,414  $110,890,493
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      --------------------------------------------------
                                                          Mid Cap Index- A          Mid Cap Index- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 3,276,179  $ 2,565,821  $ 2,726,586  $ 1,964,032
Expenses:
   Mortality and expense risk and administration
   charges                                                954,320      997,930      906,486      873,419
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                            2,321,859    1,567,891    1,820,100    1,090,613
Net realized gain (loss)                                7,403,539    5,264,672    5,188,193    4,636,535
Unrealized appreciation (depreciation) during the
period                                                 (5,095,410)    (332,927)  (3,488,338)    (614,639)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         4,629,988    6,499,636    3,519,955    5,112,509
Changes from principal transactions:
   Purchase payments                                      500,358      639,782    2,291,069    2,814,056
   Transfers between sub-accounts and the
   company                                              6,797,471     (790,377)  15,992,082     (695,769)
   Withdrawals                                         (8,456,455)  (7,993,262)  (6,802,323)  (4,052,684)
   Annual contract fee                                   (138,546)    (146,211)    (191,996)    (194,497)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,297,172)  (8,290,068)  11,288,832   (2,128,894)
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity    3,332,816   (1,790,432)  14,808,787    2,983,615
Contract owners' equity at beginning of period         66,384,883   68,175,315   55,886,044   52,902,429
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $69,717,699  $66,384,883  $70,694,831  $55,886,044
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      --------------------------------------------------
                                                         Small Cap Index- A        Small Cap Index- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 1,411,519  $ 1,905,071  $ 1,443,452  $ 1,793,039
Expenses:
   Mortality and expense risk and administration
   charges                                                640,332      680,231      758,986      749,704
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                              771,187    1,224,840      684,466    1,043,335
Net realized gain (loss)                                3,204,863    4,308,985    3,877,088    3,484,695
Unrealized appreciation (depreciation) during the
period                                                  2,092,540   (4,691,444)   2,016,972   (3,587,404)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         6,068,590      842,381    6,578,526      940,626
Changes from principal transactions:
   Purchase payments                                      468,142      487,414    1,436,818    2,381,249
   Transfers between sub-accounts and the
   company                                             (4,368,502)  (3,187,933)  (4,531,868)    (743,366)
   Withdrawals                                         (4,589,995)  (4,875,565)  (5,178,853)  (3,603,013)
   Annual contract fee                                   (100,668)    (107,923)    (158,399)    (163,313)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (8,591,023)  (7,684,007)  (8,432,302)  (2,128,443)
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (2,522,433)  (6,841,626)  (1,853,776)  (1,187,817)
Contract owners' equity at beginning of period         43,069,933   49,911,559   46,391,825   47,579,642
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $40,547,500  $43,069,933  $44,538,049  $46,391,825
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                       Capital Appreciation- A    Capital Appreciation- B
                                                      -------------------------  -------------------------
                                                          2006          2005         2006          2005
                                                      ------------  -----------  ------------  -----------
Income:
   Dividends                                          $  4,764,620  $        --  $  4,760,482  $        --
Expenses:
   Mortality and expense risk and administration
   charges                                               2,463,275      575,177     1,339,088      619,227
                                                      ------------  -----------  ------------  -----------
Net investment income (loss)                             2,301,345     (575,177)    3,421,394     (619,227)
Net realized gain (loss)                                 1,986,187    1,880,363     4,744,020    2,950,800
Unrealized appreciation (depreciation) during the
period                                                  (4,960,338)   2,827,728    (8,477,423)   1,923,437
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners equity
from operations                                           (672,806)   4,132,914      (312,009)   4,255,010
Changes from principal transactions:
   Purchase payments                                     1,013,561      305,929     2,724,865    2,216,162
   Transfers between sub-accounts and the
   company                                             197,762,252    1,816,919    66,290,073    1,680,288
   Withdrawals                                         (21,953,961)  (3,915,351)  (11,683,085)  (2,484,415)
   Annual contract fee                                    (395,127)    (103,699)     (302,120)    (140,075)
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           176,426,725   (1,896,202)   57,029,733    1,271,960
                                                      ------------  -----------  ------------  -----------
Total increase (decrease) in contract owners' equity   175,753,919    2,236,712    56,717,724    5,526,970
Contract owners' equity at beginning of period          42,848,414   40,611,702    43,563,087   38,036,117
                                                      ------------  -----------  ------------  -----------
Contract owners' equity at end of period              $218,602,333  $42,848,414  $100,280,811  $43,563,087
                                                      ============  ===========  ============  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ---------------------------------------------------
                                                          Health Sciences- A        Health Sciences- B
                                                      -------------------------  ------------------------
                                                          2006          2005         2006        2005
                                                      ------------  -----------  -----------  -----------
Income:
   Dividends                                          $  7,315,164  $ 5,559,948  $ 7,370,400  $ 5,064,190
Expenses:
   Mortality and expense risk and administration
   charges                                               1,142,461    1,128,312    1,207,323    1,109,140
                                                      ------------  -----------  -----------  -----------
Net investment income (loss)                             6,172,703    4,431,636    6,163,077    3,955,050
Net realized gain (loss)                                 4,344,781    4,008,090    4,025,453    4,166,877
Unrealized appreciation (depreciation) during the
period                                                  (6,051,098)  (1,089,600)  (5,973,774)  (1,012,007)
                                                      ------------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          4,466,386    7,350,126    4,214,756    7,109,920
Changes from principal transactions:
   Purchase payments                                       776,530      825,671    5,124,693    4,634,894
   Transfers between sub-accounts and the
   company                                              (4,343,906)  (1,012,385)  (5,445,489)    (435,760)
   Withdrawals                                          (8,149,168)  (7,654,437)  (8,132,969)  (4,444,905)
   Annual contract fee                                    (204,060)    (208,936)    (268,595)    (263,619)
                                                      ------------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (11,920,604)  (8,050,087)  (8,722,360)    (509,390)
                                                      ------------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity    (7,454,218)    (699,961)  (4,507,604)   6,600,530
Contract owners' equity at beginning of period          79,474,283   80,174,244   77,355,621   70,755,091
                                                      ------------  -----------  -----------  -----------
Contract owners' equity at end of period              $ 72,020,065  $79,474,283  $72,848,017  $77,355,621
                                                      ============  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ---------------------------------------------------
                                                        Financial Services- A     Financial Services- B
                                                      -------------------------  ------------------------
                                                          2006          2005         2006        2005
                                                      -----------   -----------  -----------  -----------
Income:
   Dividends                                          $   135,394   $   141,076  $    89,663  $    75,218
Expenses:
   Mortality and expense risk and administration
   charges                                                577,324       563,933      700,292      610,782
                                                      -----------   -----------  -----------  -----------
Net investment income (loss)                             (441,930)     (422,857)    (610,629)    (535,564)
Net realized gain (loss)                                5,088,195     2,079,685    4,399,835    2,201,223
Unrealized appreciation (depreciation) during the
period                                                  2,711,857       969,128    4,715,165    1,201,467
                                                      -----------   -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         7,358,122     2,625,956    8,504,371    2,867,126
Changes from principal transactions:
   Purchase payments                                      267,608       401,709    4,885,522    1,820,208
   Transfers between sub-accounts and the
   company                                              4,710,106      (552,785)   7,319,008     (479,584)
   Withdrawals                                         (5,044,280)   (4,501,510)  (5,047,503)  (2,875,253)
   Annual contract fee                                   (107,493)     (110,928)    (157,595)    (147,389)
                                                      -----------   -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (174,059)   (4,763,514)   6,999,432   (1,682,018)
                                                      -----------   -----------  -----------  -----------
Total increase (decrease) in contract owners' equity    7,184,063    (2,137,558)  15,503,803    1,185,108
Contract owners' equity at beginning of period         37,995,810    40,133,368   40,197,556   39,012,448
                                                      -----------   -----------  -----------  -----------
Contract owners' equity at end of period              $45,179,873   $37,995,810  $55,701,359  $40,197,556
                                                      ===========   ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                       Quantitative Mid Cap- A   Quantitative Mid Cap- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006        2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 4,494,059  $        --  $ 4,732,930  $        --
Expenses:
   Mortality and expense risk and administration
   charges                                                193,068      204,468      208,791      194,970
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                            4,300,991     (204,468)   4,524,139     (194,970)
Net realized gain (loss)                                 (844,610)   1,866,367   (1,053,682)   1,446,324
Unrealized appreciation (depreciation) during the
period                                                 (3,260,463)    (165,976)  (3,378,919)      70,517
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                           195,918    1,495,923       91,538    1,321,871
Changes from principal transactions:
   Purchase payments                                      118,605      179,993      449,910      942,248
   Transfers between sub-accounts and the
   company                                             (4,042,228)   2,296,348   (4,480,037)   1,910,474
   Withdrawals                                         (1,952,380)  (1,907,002)    (981,855)    (481,757)
   Annual contract fee                                    (28,656)     (31,836)     (42,760)     (42,749)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (5,904,659)     537,503   (5,054,742)   2,328,216
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (5,708,741)   2,033,426   (4,963,204)   3,650,087
Contract owners' equity at beginning of period         15,576,039   13,542,613   14,660,479   11,010,392
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $ 9,867,298  $15,576,039  $ 9,697,275  $14,660,479
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ---------------------------------------------------
                                                           All Cap Value- A          All Cap Value- B
                                                      -------------------------  ------------------------
                                                          2006          2005         2006         2005
                                                      ------------  -----------  -----------  -----------
Income:
   Dividends                                          $ 13,860,087  $ 2,763,250  $13,133,961  $ 2,240,798
Expenses:
   Mortality and expense risk and administration
   charges                                                 912,882      943,527      952,885      928,645
                                                      ------------  -----------  -----------  -----------
Net investment income (loss)                            12,947,205    1,819,723   12,181,076    1,312,153
Net realized gain (loss)                                 2,026,478    4,963,428    1,422,267    3,813,774
Unrealized appreciation (depreciation) during the
period                                                  (8,150,541)  (4,467,699)  (7,168,724)  (3,111,783)
                                                      ------------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          6,823,142    2,315,452    6,434,619    2,014,144
Changes from principal transactions:
   Purchase payments                                       318,798      425,574    1,375,258    4,154,262
   Transfers between sub-accounts and the
   company                                              (1,291,422)  (2,103,864)  (1,253,742)  (5,163,166)
   Withdrawals                                          (8,952,249)  (7,126,787)  (6,284,614)  (3,699,346)
   Annual contract fee                                    (137,248)    (137,638)    (193,704)    (193,441)
                                                      ------------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (10,062,121)  (8,942,715)  (6,356,802)  (4,901,691)
                                                      ------------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity    (3,238,979)  (6,627,263)      77,817   (2,887,547)
Contract owners' equity at beginning of period          61,296,734   67,923,997   57,393,472   60,281,019
                                                      ------------  -----------  -----------  -----------
Contract owners' equity at end of period              $ 58,057,755  $61,296,734  $57,471,289  $57,393,472
                                                      ============  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                       Strategic Value- A (11)    Strategic Value- B (11)
                                                      -------------------------  -------------------------
                                                          2006          2005         2006          2005
                                                      ------------  -----------  ------------  -----------
Income:
   Dividends                                          $  6,312,170  $ 3,013,267  $  5,391,306  $ 2,326,469
Expenses:
   Mortality and expense risk and administration
   charges                                                 335,918      461,146       309,683      397,740
                                                      ------------  -----------  ------------  -----------
Net investment income (loss)                             5,976,252    2,552,121     5,081,623    1,928,729
Net realized gain (loss)                                (1,947,787)   1,272,884    (1,833,249)   1,352,743
Unrealized appreciation (depreciation) during the
period                                                  (1,779,344)  (4,499,932)   (1,387,359)  (3,825,886)
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners equity
from operations                                          2,249,121     (674,927)    1,861,015     (544,414)
Changes from principal transactions:
   Purchase payments                                       168,184      379,398       394,628    1,724,477
   Transfers between sub-accounts and the
   company                                             (25,621,642)  (4,725,516)  (21,948,962)  (1,979,824)
   Withdrawals                                          (3,222,101)  (3,244,422)   (3,043,450)  (1,764,907)
   Annual contract fee                                     (57,878)     (78,507)      (57,523)     (77,811)
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (28,733,437)  (7,669,047)  (24,655,307)  (2,098,065)
                                                      ------------  -----------  ------------  -----------
Total increase (decrease) in contract owners' equity   (26,484,316)  (8,343,974)  (22,794,292)  (2,642,479)
Contract owners' equity at beginning of period          26,484,316   34,828,290    22,794,292   25,436,771
                                                      ------------  -----------  ------------  -----------
Contract owners' equity at end of period              $         --  $26,484,316  $         --  $22,794,292
                                                      ============  ===========  ============  ===========

(11) On December 4, 2006, the Strategic Value sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                            Utilities- A              Utilities- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006          2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 6,736,083  $ 2,730,883  $ 7,108,595  $ 2,357,407
Expenses:
   Mortality and expense risk and administration
   charges                                                720,208      684,187      828,078      696,435
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                            6,015,875    2,046,696    6,280,517    1,660,972
Net realized gain (loss)                                4,934,565    7,355,500    3,693,087    6,435,505
Unrealized appreciation (depreciation) during the
period                                                  1,429,707   (3,130,527)   3,055,538   (2,377,367)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                        12,380,147    6,271,669   13,029,142    5,719,110
Changes from principal transactions:
   Purchase payments                                      473,490      348,821    2,949,795    5,401,281
   Transfers between sub-accounts and the
   company                                                249,536    7,402,379      953,232    6,838,375
   Withdrawals                                         (6,079,476)  (5,931,947)  (6,858,962)  (3,842,280)
   Annual contract fee                                   (111,855)    (109,944)    (155,768)    (133,715)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (5,468,305)   1,709,309   (3,111,703)   8,263,661
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity    6,911,842    7,980,978    9,917,439   13,982,771
Contract owners' equity at beginning of period         48,079,713   40,098,735   48,679,921   34,697,150
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $54,991,555  $48,079,713  $58,597,360  $48,679,921
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                            Mid Cap Value- A           Mid Cap Value- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $ 36,941,330  $  9,046,501  $ 35,424,242  $  8,037,662
Expenses:
   Mortality and expense risk and administration
   charges                                               3,149,414     3,507,326     3,275,278     3,589,699
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                            33,791,916     5,539,175    32,148,964     4,447,963
Net realized gain (loss)                                14,782,154    15,022,578    17,373,881    14,384,304
Unrealized appreciation (depreciation) during the
period                                                 (28,619,814)   (6,506,268)  (31,088,745)   (5,923,886)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         19,954,256    14,055,485    18,434,100    12,908,381
Changes from principal transactions:
   Purchase payments                                     1,352,042     1,776,086     6,258,532    14,881,127
   Transfers between sub-accounts and the
   company                                             (25,073,874)     (273,336)  (25,512,380)  (13,292,467)
   Withdrawals                                         (26,394,606)  (24,999,476)  (26,251,906)  (14,035,367)
   Annual contract fee                                    (490,728)     (538,121)     (644,506)     (736,318)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (50,607,166)  (24,034,847)  (46,150,260)  (13,183,025)
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (30,652,910)   (9,979,362)  (27,716,160)     (274,644)
Contract owners' equity at beginning of period         228,413,076   238,392,438   219,692,958   219,967,602
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $197,760,166  $228,413,076  $191,976,798  $219,692,958
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                         Fundamental Value- A        Fundamental Value- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $  7,023,103  $    802,787  $ 10,452,850  $    418,070
Expenses:
   Mortality and expense risk and administration
   charges                                               2,595,480     2,662,018     4,630,644     3,313,025
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                             4,427,623    (1,859,231)    5,822,206    (2,894,955)
Net realized gain (loss)                                11,301,923     8,560,056    12,210,882     4,967,735
Unrealized appreciation (depreciation) during the
period                                                   4,789,534     5,091,017    17,137,906    12,703,808
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         20,519,080    11,791,842    35,170,994    14,776,588
Changes from principal transactions:
   Purchase payments                                       949,646     1,301,479    84,606,970    62,487,243
   Transfers between sub-accounts and the
   company                                              (1,385,934)    1,949,744    10,803,968     1,915,166
   Withdrawals                                         (20,047,130)  (20,067,984)  (22,074,149)   (9,376,644)
   Annual contract fee                                    (400,322)     (410,887)     (578,784)     (540,709)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (20,883,740)  (17,227,648)   72,758,005    54,485,056
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity      (364,660)   (5,435,806)  107,928,999    69,261,644
Contract owners' equity at beginning of period         175,605,176   181,040,982   245,661,831   176,400,187
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $175,240,516  $175,605,176  $353,590,830  $245,661,831
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ---------------------------------------------------
                                                         Emerging Growth- B       Natural Resources- B
                                                      -----------------------  --------------------------
                                                          2006        2005         2006          2005
                                                      -----------  ----------  ------------  ------------
Income:
   Dividends                                          $ 5,249,566  $       --  $ 42,628,628  $  2,866,622
Expenses:
   Mortality and expense risk and administration
   charges                                                190,072     107,776     3,554,109     2,328,234
                                                      -----------  ----------  ------------  ------------
Net investment income (loss)                            5,059,494    (107,776)   39,074,519       538,388
Net realized gain (loss)                               (3,737,478)    329,603    25,534,266    21,332,403
Unrealized appreciation (depreciation) during the
period                                                   (682,623)    111,569   (29,730,552)   28,947,564
                                                      -----------  ----------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                           639,393     333,396    34,878,233    50,818,355
Changes from principal transactions:
   Purchase payments                                      754,035     767,661    12,792,312    10,045,881
   Transfers between sub-accounts and the
   company                                              2,884,236    (207,342)    6,853,269    57,805,234
   Withdrawals                                         (1,440,436)   (410,362)  (23,587,451)  (10,414,251)
   Annual contract fee                                    (31,396)    (17,553)     (599,545)     (423,217)
                                                      -----------  ----------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                            2,166,439     132,404    (4,541,415)   57,013,647
                                                      -----------  ----------  ------------  ------------
Total increase (decrease) in contract owners' equity    2,805,832     465,800    30,336,818   107,832,002
Contract owners' equity at beginning of period          8,502,350   8,036,550   191,969,967    84,137,965
                                                      -----------  ----------  ------------  ------------
Contract owners' equity at end of period              $11,308,182  $8,502,350  $222,306,785  $191,969,967
                                                      ===========  ==========  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                         Mid Cap Core- B (12)    Quantitative All Cap- B
                                                      -------------------------  -----------------------
                                                           2006         2005        2006         2005
                                                      ------------  -----------  ----------  -----------
Income:
   Dividends                                          $  8,486,906  $ 3,382,596  $  296,956   $  245,352
Expenses:
   Mortality and expense risk and administration
   charges                                                 513,152      581,930      49,104       39,794
                                                      ------------  -----------  ----------   ----------
Net investment income (loss)                             7,973,754    2,800,666     247,852      205,558
Net realized gain (loss)                                (4,041,778)   1,131,068      50,073      121,729
Unrealized appreciation (depreciation) during the
period                                                  (1,444,918)  (2,370,392)     55,388     (145,870)
                                                      ------------  -----------  ----------   ----------
Net increase (decrease) in contract owners equity
from operations                                          2,487,058    1,561,342     353,313      181,417
Changes from principal transactions:
   Purchase payments                                     2,108,973    2,322,247      69,877      309,993
   Transfers between sub-accounts and the
   company                                             (36,597,004)  (1,491,425)     34,285      574,199
   Withdrawals                                          (3,749,748)  (2,830,128)   (166,852)    (200,751)
   Annual contract fee                                     (90,792)    (110,580)     (8,052)      (5,241)
                                                      ------------  -----------  ----------   ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (38,328,571)  (2,109,886)    (70,742)     678,200
                                                      ------------  -----------  ----------   ----------
Total increase (decrease) in contract owners' equity   (35,841,513)    (548,544)    282,571      859,617
Contract owners' equity at beginning of period          35,841,513   36,390,057   3,011,379    2,151,762
                                                      ------------  -----------  ----------   ----------
Contract owners' equity at end of period              $         --  $35,841,513  $3,293,950   $3,011,379
                                                      ============  ===========  ==========   ==========

(12) On December 4, 2006, the Mid Cap Core B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                               Sub-Account
                                                      ----------------------------------------------------------
                                                          Large Cap Value- B     Small Cap Opportunities- A (13)
                                                      -------------------------  -------------------------------
                                                           2006         2005           2006            2005
                                                      ------------  -----------    ------------    ------------
Income:
   Dividends                                          $  7,201,239  $        --    $  3,307,018    $         --
Expenses:
   Mortality and expense risk and administration
   charges                                               1,260,203      994,352       1,436,557       1,049,786
                                                      ------------  -----------    ------------    ------------
Net investment income (loss)                             5,941,036     (994,352)      1,870,461      (1,049,786)
Net realized gain (loss)                               (38,722,530)   4,362,705       5,603,285      15,831,456
Unrealized appreciation (depreciation) during the
period                                                  (4,544,680)   4,564,743         801,868      13,918,658
                                                      ------------  -----------    ------------    ------------
Net increase (decrease) in contract owners equity
from operations                                        (37,326,174)   7,933,096       8,275,614      28,700,328
Changes from principal transactions:
   Purchase payments                                     2,163,682    5,051,817         683,060         500,446
   Transfers between sub-accounts and the
   company                                              14,492,018   41,814,068     (13,368,672)     82,274,607
   Withdrawals                                          (9,087,086)  (5,241,424)    (11,175,634)     (7,490,025)
   Annual contract fee                                    (201,847)    (152,533)       (211,642)       (151,341)
                                                      ------------  -----------    ------------    ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                             7,366,767   41,471,928     (24,072,888)     75,133,687
                                                      ------------  -----------    ------------    ------------
Total increase (decrease) in contract owners' equity   (29,959,407)  49,405,024     (15,797,274)    103,834,015
Contract owners' equity at beginning of period          84,632,567   35,227,543     103,834,015              --
                                                      ------------  -----------    ------------    ------------
Contract owners' equity at end of period              $ 54,673,160  $84,632,567    $ 88,036,741    $103,834,015
                                                      ============  ===========    ============    ============

(13) Commencement of Operations on April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      ----------------------------------------------------
                                                      Small Cap Opportunities- B      Special Value- B
                                                      --------------------------  ------------------------
                                                          2006          2005          2006        2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $  2,302,718  $    601,986  $   737,885  $    98,239
Expenses:
   Mortality and expense risk and administration
   charges                                               1,164,712       998,565      108,775      234,002
                                                      ------------  ------------  -----------  -----------
Net investment income (loss)                             1,138,006      (396,579)     629,110     (135,763)
Net realized gain (loss)                                 3,660,941   (10,549,201)     109,658    1,675,196
Unrealized appreciation (depreciation) during the
period                                                   1,026,805     6,138,750     (176,738)    (261,921)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          5,825,752    (4,807,030)     562,030    1,277,512
Changes from principal transactions:
   Purchase payments                                     2,832,398     3,135,244       86,661      797,343
   Transfers between sub-accounts and the
   company                                              (7,136,171)   49,440,423   (1,169,309)     (26,424)
   Withdrawals                                          (8,578,710)   (4,439,503)    (584,754)  (1,719,796)
   Annual contract fee                                    (247,409)     (215,712)     (15,844)     (31,361)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (13,129,892)   47,920,452   (1,683,246)    (980,238)
                                                      ------------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity    (7,304,140)   43,113,422   (1,121,216)     297,274
Contract owners' equity at beginning of period          74,177,829    31,064,407    7,344,490    7,047,216
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $ 66,873,689  $ 74,177,829  $ 6,223,274  $ 7,344,490
                                                      ============  ============  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      ------------------------------------------------------
                                                          Real Return Bond- B      American International- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $  4,982,065  $  6,250,725  $ 12,065,251  $ 29,498,076
Expenses:
   Mortality and expense risk and administration
   charges                                               1,798,073     2,138,506    11,356,902     6,470,100
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                             3,183,992     4,112,219       708,349    23,027,976
Net realized gain (loss)                                  (824,910)    1,376,042    19,871,630     8,450,641
Unrealized appreciation (depreciation) during the
period                                                  (4,004,249)   (6,088,121)   88,515,262    51,603,252
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                         (1,645,167)     (599,860)  109,095,241    83,081,869
Changes from principal transactions:
   Purchase payments                                     2,076,799     9,271,354   193,229,862   171,494,495
   Transfers between sub-accounts and the
   company                                             (17,120,394)    5,534,843    36,868,087    46,787,299
   Withdrawals                                         (14,228,671)  (10,930,657)  (47,925,538)  (20,044,110)
   Annual contract fee                                    (233,637)     (290,567)     (888,402)     (562,280)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (29,505,903)    3,584,973   181,284,009   197,675,404
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (31,151,070)    2,985,113   290,379,250   280,757,273
Contract owners' equity at beginning of period         128,783,901   125,798,788   565,652,897   284,895,624
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $ 97,632,831  $128,783,901  $856,032,147  $565,652,897
                                                      ============  ============  ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                 Sub-Account
                                                      ---------------------------------------------------------------------
                                                            American Growth- B        American Blue-Chip Income & Growth- B
                                                      ------------------------------  -------------------------------------
                                                           2006            2005                2006          2005
                                                      --------------  --------------       ------------  ------------
Income:
   Dividends                                          $    9,359,933  $      978,171       $  3,665,068  $ 17,717,589
Expenses:
   Mortality and expense risk and administration
   charges                                                18,803,754      12,954,894          2,713,787     2,575,474
                                                      --------------  --------------       ------------  ------------
Net investment income (loss)                              (9,443,821)    (11,976,723)           951,281    15,142,115
Net realized gain (loss)                                  28,141,180      11,141,782          4,880,792     3,221,852
Unrealized appreciation (depreciation) during the
period                                                    72,261,616     115,549,281         17,940,707   (10,572,258)
                                                      --------------  --------------       ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                           90,958,975     114,714,340         23,772,780     7,791,709
Changes from principal transactions:
   Purchase payments                                     257,087,013     242,794,047          4,282,820    11,388,134
   Transfers between sub-accounts and the
   company                                                40,744,350      54,573,018          3,584,814    (4,160,357)
   Withdrawals                                           (87,006,747)    (43,650,217)       (20,428,790)  (11,032,265)
   Annual contract fee                                    (1,818,192)     (1,511,420)          (438,781)     (446,342)
                                                      --------------  --------------       ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                             209,006,424     252,205,428        (12,999,937)   (4,250,830)
                                                      --------------  --------------       ------------  ------------
Total increase (decrease) in contract owners' equity     299,965,399     366,919,768         10,772,843     3,540,879
Contract owners' equity at beginning of period         1,024,552,260     657,632,492        166,287,730   162,746,851
                                                      --------------  --------------       ------------  ------------
Contract owners' equity at end of period              $1,324,517,659  $1,024,552,260       $177,060,573  $166,287,730
                                                      ==============  ==============       ============  ============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      --------------------------------------------------------
                                                        American Growth-Income- B   American Bond Fund- B (13)
                                                      ----------------------------  --------------------------
                                                           2006           2005          2006          2005
                                                      --------------  ------------  ------------  ------------
Income:
   Dividends                                          $    9,703,638  $  3,088,545  $         --  $         --
Expenses:
   Mortality and expense risk and administration
   charges                                                14,944,347    10,123,436     4,846,135       395,024
                                                      --------------  ------------  ------------  ------------
Net investment income (loss)                              (5,240,709)   (7,034,891)   (4,846,135)     (395,024)
Net realized gain (loss)                                  13,699,571     4,724,702      (162,870)      (14,832)
Unrealized appreciation (depreciation) during the
period                                                   105,776,473    29,466,971    21,317,532       444,671
                                                      --------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                          114,235,335    27,156,782    16,308,527        34,815
Changes from principal transactions:
   Purchase payments                                     248,591,590   243,903,820   263,370,172   101,721,608
   Transfers between sub-accounts and the
   company                                                12,537,904    27,129,896    80,311,374    24,027,007
   Withdrawals                                           (59,988,417)  (35,313,592)   (9,327,078)     (449,992)
   Annual contract fee                                    (1,061,397)     (928,739)      (56,054)       (5,934)
                                                      --------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                             200,079,680   234,791,385   334,298,414   125,292,689
                                                      --------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity     314,315,015   261,948,167   350,606,941   125,327,504
Contract owners' equity at beginning of period           780,504,570   518,556,403   125,327,504             0
                                                      --------------  ------------  ------------  ------------
Contract owners' equity at end of period              $1,094,819,585  $780,504,570  $475,934,445  $125,327,504
                                                      ==============  ============  ============  ============

(14) On August 1, 2005, the American Bond Fund - B sub-account commenced operation through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                              Sub-Account
                                                      ----------------------------------------------------------
                                                      American Century- Small Company     PIMCO VIT All Asset
                                                      -------------------------------  -------------------------
                                                             2006          2005            2006          2005
                                                         ------------  -----------     ------------  -----------
Income:
   Dividends                                             $  2,821,692  $   678,204     $  2,400,960    1,956,376
Expenses:
   Mortality and expense risk and administration
   charges                                                    278,581      383,827          776,349      626,616
                                                         ------------  -----------     ------------  -----------
Net investment income (loss)                                2,543,111      294,377        1,624,611    1,329,760
Net realized gain (loss)                                     (537,072)     544,686          173,106      501,908
Unrealized appreciation (depreciation) during the
period                                                     (1,168,586)     471,165         (759,906)      66,129
                                                         ------------  -----------     ------------  -----------
Net increase (decrease) in contract owners equity
from operations                                               837,453    1,310,228        1,037,811    1,897,797
Changes from principal transactions:
   Purchase payments                                          210,450    1,599,818          759,154    3,901,182
   Transfers between sub-accounts and the
   company                                                (16,470,584)  18,821,127       (5,996,585)  37,384,203
   Withdrawals                                             (2,444,344)  (2,612,100)     (10,380,765)  (4,164,429)
   Annual contract fee                                        (33,475)     (47,150)        (122,685)     (99,893)
                                                         ------------  -----------     ------------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                              (18,737,953)  17,761,695      (15,740,881)  37,021,063
                                                         ------------  -----------     ------------  -----------
Total increase (decrease) in contract owners' equity      (17,900,500)  19,071,923      (14,703,070)  38,918,860
Contract owners' equity at beginning of period             25,859,840    6,787,917       54,869,942   15,951,082
                                                         ------------  -----------     ------------  -----------
Contract owners' equity at end of period                 $  7,959,340  $25,859,840     $ 40,166,872  $54,869,942
                                                         ============  ===========     ============  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ---------------------------------------------------
                                                             Core Equity               Classic Value
                                                      -------------------------  ------------------------
                                                          2006          2005         2006        2005
                                                      ------------  -----------  -----------  -----------
Income:
   Dividends                                          $ 2,935,969            --  $   847,153  $   746,850
Expenses:
   Mortality and expense risk and administration
   charges                                                755,639       643,417      352,597      183,444
                                                      -----------   -----------  -----------  -----------
Net investment income (loss)                            2,180,330      (643,417)     494,556      563,406
Net realized gain (loss)                                1,653,659     1,025,130    1,393,498      585,336
Unrealized appreciation (depreciation) during the
period                                                 (1,986,047)    2,354,105    1,404,289     (122,681)
                                                      -----------   -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         1,847,942     2,735,818    3,292,343    1,026,061
Changes from principal transactions:
   Purchase payments                                    3,712,881    18,928,960    1,769,127    3,530,569
   Transfers between sub-accounts and the
   company                                             (5,980,297)    4,201,952   16,249,052    3,637,313
   Withdrawals                                         (3,462,420)   (1,367,321)  (2,203,545)    (612,798)
   Annual contract fee                                    (50,108)      (36,115)     (47,035)     (15,124)
                                                      -----------   -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (5,779,944)   21,727,476   15,767,599    6,539,960
                                                      -----------   -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (3,932,002)   24,463,294   19,059,942    7,566,021
Contract owners' equity at beginning of period         51,783,724    27,320,430   15,128,893    7,562,872
                                                      -----------   -----------  -----------  -----------
Contract owners' equity at end of period              $47,851,722   $51,783,724  $34,188,835  $15,128,893
                                                      ===========   ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                              Sub-Account
                                                      ----------------------------------------------------------
                                                      Quantitative Value - B  U.S. Global Leaders Growth- A (13)
                                                      ----------------------  ----------------------------------
                                                         2006        2005              2006         2005
                                                      ----------  ----------       -----------  -----------
Income:
   Dividends                                          $  698,366  $   52,299       $   337,444  $   703,959
Expenses:
   Mortality and expense risk and administration
   charges                                                70,962      25,135           512,211      413,985
                                                      ----------  ----------       -----------  -----------
Net investment income (loss)                             627,404      27,164          (174,767)     289,974
Net realized gain (loss)                                   2,830      38,341           434,554    1,047,959
Unrealized appreciation (depreciation) during the
period                                                   192,230      79,259          (356,565)   2,359,489
                                                      ----------  ----------       -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          822,464     144,764           (96,778)   3,697,422
Changes from principal transactions:
   Purchase payments                                     268,027     395,528           232,316      251,352
   Transfers between sub-accounts and the
   company                                             1,574,531   2,010,659        (1,760,632)  38,562,826
   Withdrawals                                          (518,424)    (50,681)       (4,592,817)  (4,517,295)
   Annual contract fee                                    (7,259)     (3,761)          (90,070)     (65,477)
                                                      ----------  ----------       -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           1,316,875   2,351,745        (6,211,203)  34,231,406
                                                      ----------  ----------       -----------  -----------
Total increase (decrease) in contract owners' equity   2,139,339   2,496,509        (6,307,981)  37,928,828
Contract owners' equity at beginning of period         2,999,799     503,290        37,928,828           --
                                                      ----------  ----------       -----------  -----------
Contract owners' equity at end of period              $5,139,138  $2,999,799       $31,620,847  $37,928,828
                                                      ==========  ==========       ===========  ===========

(13) Commencement of Operations on April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                         U.S. Global Leaders     John Hancock Strategic
                                                              Growth- B                  Income
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $   280,440  $   545,098  $   508,005  $   556,263
Expenses:
   Mortality and expense risk and administration
   charges                                                451,592      406,486      272,872      187,748
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                             (171,152)     138,612      235,133      368,515
Net realized gain (loss)                                  380,006      (15,405)     (34,552)     143,190
Unrealized appreciation (depreciation) during the
period                                                   (392,048)   1,928,415      160,335     (417,308)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          (183,194)   2,051,622      360,916       94,397
Changes from principal transactions:
   Purchase payments                                      525,148    2,989,897      875,940    4,422,845
   Transfers between sub-accounts and the
   company                                             (3,150,322)  25,633,677    3,572,536    4,132,467
   Withdrawals                                         (3,429,445)  (2,000,761)  (2,128,969)    (761,715)
   Annual contract fee                                    (85,069)     (79,754)     (23,193)     (12,411)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (6,139,688)  26,543,059    2,296,314    7,781,186
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (6,322,882)  28,594,681    2,657,230    7,875,583
Contract owners' equity at beginning of period         32,020,856    3,426,175   14,809,731    6,934,148
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $25,697,974  $32,020,856  $17,466,961  $14,809,731
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                            John Hancock              John Hancock
                                                        International Equity      International Equity
                                                            Index- A (15)             Index- B (15)
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $   738,530  $ 2,365,850  $   557,337  $ 2,422,087
Expenses:
   Mortality and expense risk and administration
   charges                                                662,414      380,033      608,567      440,322
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                               76,116    1,985,817      (51,230)   1,981,765
Net realized gain (loss)                                3,134,424      879,981    2,442,077    1,004,201
Unrealized appreciation (depreciation) during the
period                                                  5,460,282      812,492    5,034,134      986,291
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         8,670,822    3,678,290    7,424,981    3,972,257
Changes from principal transactions:
   Purchase payments                                      348,519      286,515    1,613,319    2,534,757
   Transfers between sub-accounts and the
   company                                             17,292,121    4,014,014    4,977,788    3,583,406
   Withdrawals                                         (5,645,467)  (2,939,427)  (4,819,658)  (2,296,593)
   Annual contract fee                                    (92,980)     (62,801)    (135,416)    (101,230)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           11,902,193    1,298,301    1,636,033    3,720,340
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   20,573,015    4,976,591    9,061,014    7,692,597
Contract owners' equity at beginning of period         28,173,727   23,197,136   30,937,658   23,245,061
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $48,746,742  $28,173,727  $39,998,672  $30,937,658
                                                      ===========  ===========  ===========  ===========

(15) On April 29, 2005, the John Hancock VST International Equity Index sub-account was renamed John Hancock International Equity Index Class A through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                          Active Bond- A (13)         Active Bond- B (13)
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                          $  3,603,946  $    344,741  $ 12,669,950  $  1,101,416
Expenses:
   Mortality and expense risk and administration
   charges                                               1,851,235     1,475,077     7,941,842     5,046,195
                                                      ------------  ------------  ------------  ------------
Net investment income (loss)                             1,752,711    (1,130,336)    4,728,108    (3,944,779)
Net realized gain (loss)                                    99,992       191,254    (1,125,416)     (464,018)
Unrealized appreciation (depreciation) during the
period                                                   1,411,417     1,822,950     6,989,724     5,041,363
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                          3,264,120       883,868    10,592,416       632,566
Changes from principal transactions:
   Purchase payments                                       492,743       681,009    16,820,492    96,308,816
   Transfers between sub-accounts and the
   company                                              (7,564,398)  151,900,056    (9,631,685)  409,703,753
   Withdrawals                                         (21,309,334)  (13,930,699)  (23,589,285)  (10,892,285)
   Annual contract fee                                    (163,303)     (125,313)     (302,844)     (121,213)
                                                      ------------  ------------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (28,544,292)  138,525,053   (16,703,322)  494,999,071
                                                      ------------  ------------  ------------  ------------
Total increase (decrease) in contract owners' equity   (25,280,172)  139,408,921    (6,110,906)  495,631,637
Contract owners' equity at beginning of period         139,408,921             0   495,631,637             0
                                                      ------------  ------------  ------------  ------------
Contract owners' equity at end of period              $114,128,749  $139,408,921  $489,520,731  $495,631,637
                                                      ============  ============  ============  ============

(13) Commencement of Operations on April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                      Sub-Account
                                                      -----------------------------------------------------
                                                                                    Independence Investment
                                                      CGTC Overseas Equity- B (13)   LLC Small Cap- B (13)
                                                      ----------------------------  -----------------------
                                                            2006        2005            2006       2005
                                                         ----------  ----------      ----------  --------
Income:
   Dividends                                             $  239,624  $   34,411      $  102,704  $     --
Expenses:
   Mortality and expense risk and administration
   charges                                                   95,857      14,607          17,560     2,439
                                                         ----------  ----------      ----------  --------
Net investment income (loss)                                143,767      19,804          85,144    (2,439)
Net realized gain (loss)                                    388,863      54,263         (40,620)    4,899
Unrealized appreciation (depreciation) during the
period                                                      339,403     274,479         (28,451)   11,172
                                                         ----------  ----------      ----------  --------
Net increase (decrease) in contract owners equity
from operations                                             872,033     348,546          16,073    13,632
Changes from principal transactions:
   Purchase payments                                        930,764     358,206         266,990   154,258
   Transfers between sub-accounts and the
   company                                                1,148,169   3,695,199         468,276   453,842
   Withdrawals                                             (479,308)    (37,520)        (64,032)   (8,706)
   Annual contract fee                                      (13,106)     (1,776)         (1,893)     (144)
                                                         ----------  ----------      ----------  --------
Net increase (decrease) in contract owners' equity
from principal transactions:                              1,586,519   4,014,109         669,341   599,250
                                                         ----------  ----------      ----------  --------
Total increase (decrease) in contract owners' equity      2,458,552   4,362,655         685,414   612,882
Contract owners' equity at beginning of period            4,362,655           0         612,882         0
                                                         ----------  ----------      ----------  --------
Contract owners' equity at end of period                 $6,821,207  $4,362,655      $1,298,296  $612,882
                                                         ==========  ==========      ==========  ========

(13) Commencement of Operations on April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                      Sub-Account
                                                      ---------------------------------------------------------------------------
                                                      Marisco International Opportunities- B (13)  T Rowe Price Mid Value- B (13)
                                                      -------------------------------------------  ------------------------------
                                                                    2006        2005                       2006         2005
                                                                -----------  -----------               -----------  ----------
Income:
   Dividends                                                    $ 1,187,469  $        --               $   671,657  $   30,346
Expenses:
   Mortality and expense risk and administration
   charges                                                          399,519       32,405                   154,502      18,319
                                                                -----------  -----------               -----------  ----------
Net investment income (loss)                                        787,950      (32,405)                  517,155      12,027
Net realized gain (loss)                                          1,115,592       83,104                    97,571       9,958
Unrealized appreciation (depreciation) during the
period                                                            2,990,255      942,627                 1,140,932     125,838
                                                                -----------  -----------               -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                                   4,893,797      993,326                 1,755,658     147,823
Changes from principal transactions:
   Purchase payments                                              4,148,286      835,318                 1,049,622     906,864
   Transfers between sub-accounts and the
   company                                                       22,092,183   10,826,925                 9,108,257   3,678,125
   Withdrawals                                                   (2,568,894)    (153,627)               (1,071,859)    (68,698)
   Annual contract fee                                              (63,800)      (6,707)                  (19,583)     (2,112)
                                                                -----------  -----------               -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                                     23,607,775   11,501,909                 9,066,437   4,514,179
                                                                -----------  -----------               -----------  ----------
Total increase (decrease) in contract owners' equity             28,501,572   12,495,235                10,822,095   4,662,002
Contract owners' equity at beginning of period                   12,495,235           --                 4,662,002          --
                                                                -----------  -----------               -----------  ----------
Contract owners' equity at end of period                        $40,996,807  $12,495,235               $15,484,097  $4,662,002
                                                                ===========  ===========               ===========  ==========

(13) Commencement of Operations on April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      ------------------------------------------------
                                                       UBS Large Cap- B (13)   U.S. High Yield- B (13)
                                                      -----------------------  -----------------------
                                                         2006         2005         2006        2005
                                                      ----------  -----------   ----------  ----------
Income:
   Dividends                                          $   26,069  $        --   $   73,721  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                18,664        3,581       36,496       5,905
                                                      ----------  -----------   ----------  ----------
Net investment income (loss)                               7,405       (3,581)      37,225      (5,905)
Net realized gain (loss)                                  39,897        4,019       46,495       1,524
Unrealized appreciation (depreciation) during the
period                                                   106,007       26,884       86,894      20,576
                                                      ----------  -----------   ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          153,309       27,322      170,614      16,195
Changes from principal transactions:
   Purchase payments                                     346,460      343,870       52,355      92,311
   Transfers between sub-accounts and the
   company                                               457,267      466,781    1,392,116   1,168,428
   Withdrawals                                           (57,474)      (2,177)    (341,327)     (5,609)
   Annual contract fee                                    (1,849)        (520)      (5,135)       (480)
                                                      ----------  -----------   ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             744,404      807,954    1,098,009   1,254,650
                                                      ----------  -----------   ----------  ----------
Total increase (decrease) in contract owners' equity     897,713      835,276    1,268,623   1,270,845
Contract owners' equity at beginning of period           835,276           --    1,270,845          --
                                                      ----------  -----------   ----------  ----------
Contract owners' equity at end of period              $1,732,989  $   835,276   $2,539,468  $1,270,845
                                                      ==========  ===========   ==========  ==========

(13) Commencement of Operations on April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                    Sub-Account
                                                      -----------------------------------------------------------------------
                                                      Wellington Small Cap Growth- B (13)  Wellington Small Cap Value- B (13)
                                                      -----------------------------------  ----------------------------------
                                                                2006         2005                  2006          2005
                                                            -----------  -----------            -----------  -----------
Income:
   Dividends                                                $        --  $   139,650            $ 6,853,145  $   322,206
Expenses:
   Mortality and expense risk and administration
   charges                                                      459,672       65,570                700,639      198,841
                                                            -----------  -----------            -----------  -----------
Net investment income (loss)                                   (459,672)      74,080              6,152,506      123,365
Net realized gain (loss)                                      2,090,138      117,529             (1,968,653)     150,997
Unrealized appreciation (depreciation) during the
period                                                          721,704      894,839              2,936,137     (307,919)
                                                            -----------  -----------            -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                               2,352,170    1,086,448              7,119,990      (33,557)
Changes from principal transactions:
   Purchase payments                                          4,822,952    1,023,878              3,356,522    1,276,237
   Transfers between sub-accounts and the
   company                                                    6,956,279   16,762,440             28,278,476   33,194,754
   Withdrawals                                               (2,653,830)    (383,227)            (5,120,170)  (1,125,321)
   Annual contract fee                                          (66,255)      (9,908)               (95,411)     (25,870)
                                                            -----------  -----------            -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                                  9,059,146   17,393,183             26,419,417   33,319,800
                                                            -----------  -----------            -----------  -----------
Total increase (decrease) in contract owners' equity         11,411,316   18,479,631             33,539,407   33,286,243
Contract owners' equity at beginning of period               18,479,631           --             33,286,243           --
                                                            -----------  -----------            -----------  -----------
Contract owners' equity at end of period                    $29,890,947  $18,479,631            $66,825,650  $33,286,243
                                                            ===========  ===========            ===========  ===========

(13) Commencement of Operations on April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                       Sub-Account
                                                      --------------------------------------------------------------------------
                                                                                       Index Allocation - B  Large Cap Value - A
                                                      Wells Capital Core Bond- B (13)           (16)                 (17)
                                                      -------------------------------  --------------------  -------------------
                                                               2006       2005                  2006                 2006
                                                            ----------  --------            -----------          -----------
Income:
   Dividends                                                $   24,868  $     --            $ 1,082,762          $        --
Expenses:
   Mortality and expense risk and administration
   charges                                                      18,036     3,557                612,682               81,284
                                                            ----------  --------            -----------          -----------
Net investment income (loss)                                     6,832    (3,557)               470,080              (81,284)
Net realized gain (loss)                                           754      (333)                45,800           48,211,057
Unrealized appreciation (depreciation) during the
period                                                          27,008     2,121              4,586,943            1,093,666
                                                            ----------  --------            -----------          -----------
Net increase (decrease) in contract owners equity
from operations                                                 34,594    (1,769)             5,102,823           49,223,439
Changes from principal transactions:
   Purchase payments                                            71,807   157,487             75,084,747               18,660
   Transfers between sub-accounts and the
   company                                                     741,894   608,723             16,828,224           21,963,147
   Withdrawals                                                 (50,725)  (65,542)              (549,885)            (907,739)
   Annual contract fee                                          (2,115)     (382)                (2,948)              (8,985)
                                                            ----------  --------            -----------          -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                                   760,861   700,286             91,360,138           21,065,083
                                                            ----------  --------            -----------          -----------
Total increase (decrease) in contract owners' equity           795,455   698,517             96,462,961           70,288,522
Contract owners' equity at beginning of period                 698,517        --                     --                   --
                                                            ----------  --------            -----------          -----------
Contract owners' equity at end of period                    $1,493,972  $698,517            $96,462,961          $70,288,522
                                                            ==========  ========            ===========          ===========

(13) Commencement of Operations on April 29, 2005, through a vote of the Board of Directors.

(16) On February 16, 2006, the Index Allocation - B sub-account commenced operations through a vote of the Board of Directors.

(17) On December 1, 2006, the Large Cap Value - A sub-account commenced operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ------------------------------------------------------
                                                      Scudder Capital Growth- B  Scudder Global Discovery- B
                                                      -------------------------  ---------------------------
                                                           2006         2005           2006        2005
                                                       -----------  -----------    -----------  -----------
Income:
   Dividends                                           $   105,041  $   112,276    $   185,810  $    58,756
Expenses:
   Mortality and expense risk and administration
   charges                                                 869,427      671,146        314,386      250,853
                                                       -----------  -----------    -----------  -----------
Net investment income (loss)                              (764,386)    (558,870)      (128,576)    (192,097)
Net realized gain (loss)                                 1,995,104      960,326      2,104,777      807,291
Unrealized appreciation (depreciation) during the
period                                                   1,899,345    4,303,105      1,600,792    1,907,019
                                                       -----------  -----------    -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          3,130,063    4,704,561      3,576,993    2,522,213
Changes from principal transactions:
   Purchase payments                                     1,318,764    1,623,564        460,822      663,603
   Transfers between sub-accounts and the
   company                                              26,264,095   32,897,065        (72,770)   2,126,522
   Withdrawals                                          (6,066,062)  (1,612,529)    (1,971,549)    (459,891)
   Annual contract fee                                    (214,975)    (150,646)       (81,436)     (62,386)
                                                       -----------  -----------    -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            21,301,822   32,757,454     (1,664,933)   2,267,848
                                                       -----------  -----------    -----------  -----------
Total increase (decrease) in contract owners' equity    24,431,885   37,462,015      1,912,060    4,790,061
Contract owners' equity at beginning of period          55,995,867   18,533,852     18,710,392   13,920,331
                                                       -----------  -----------    -----------  -----------
Contract owners' equity at end of period               $80,427,752  $55,995,867    $20,622,452  $18,710,392
                                                       ===========  ===========    ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ------------------------------------------------------
                                                      Scudder Growth & Income- B  Scudder Health Sciences- B
                                                      --------------------------  --------------------------
                                                          2006          2005          2006          2005
                                                      ------------  ------------  ------------  ------------
Income:
   Dividends                                           $   169,379  $   166,753    $    53,374  $        --
Expenses:
   Mortality and expense risk and administration
   charges                                                 432,156      366,761        211,108      219,514
                                                       -----------  -----------    -----------  -----------
Net investment income (loss)                              (262,777)    (200,008)      (157,734)    (219,514)
Net realized gain (loss)                                 1,109,477      476,618        838,479      709,323
Unrealized appreciation (depreciation) during the
period                                                   2,077,912    1,235,719       (152,030)     384,166
                                                       -----------  -----------    -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          2,924,612    1,512,329        528,715      873,975
Changes from principal transactions:
   Purchase payments                                       538,935    1,018,408        296,246      707,084
   Transfers between sub-accounts and the
   company                                                 189,447    9,479,501       (863,929)  (1,068,078)
   Withdrawals                                          (2,788,861)    (927,404)    (1,173,726)    (623,901)
   Annual contract fee                                    (102,951)     (80,743)       (63,285)     (64,770)
                                                       -----------  -----------    -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (2,163,430)   9,489,762     (1,804,694)  (1,049,665)
                                                       -----------  -----------    -----------  -----------
Total increase (decrease) in contract owners' equity       761,182   11,002,091     (1,275,979)    (175,690)
Contract owners' equity at beginning of period          27,634,663   16,632,572     14,366,459   14,542,149
                                                       -----------  -----------    -----------  -----------
Contract owners' equity at end of period               $28,395,845  $27,634,663    $13,090,480  $14,366,459
                                                       ===========  ===========    ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ---------------------------------------------------
                                                      Scudder International- B  Scudder Mid Cap Growth- B
                                                      ------------------------  -------------------------
                                                         2006          2005         2006        2005
                                                      -----------  -----------   ----------  ----------
Income:
   Dividends                                          $   479,250  $   358,499   $       --  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                508,138      447,841       66,293      62,056
                                                      -----------  -----------   ----------  ----------
Net investment income (loss)                              (28,888)     (89,342)     (66,293)    (62,056)
Net realized gain (loss)                                2,924,263    1,471,539      200,830     193,430
Unrealized appreciation (depreciation) during the
period                                                  3,725,572    2,369,544      210,238     350,092
                                                      -----------  -----------   ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                         6,620,947    3,751,741      344,775     481,466
Changes from principal transactions:
   Purchase payments                                      508,347    1,142,536       45,074     180,332
   Transfers between sub-accounts and the
   company                                                630,604     (738,689)     111,776    (410,711)
   Withdrawals                                         (2,655,016)    (884,300)    (308,165)   (103,203)
   Annual contract fee                                   (108,500)     (90,688)     (19,176)    (17,709)
                                                      -----------  -----------   ----------  ----------
Net increase (decrease) in contract owners'
equity
from principal transactions:                           (1,624,565)    (571,141)    (170,491)   (351,291)
                                                      -----------  -----------   ----------  ----------
Total increase (decrease) in contract owners' equity    4,996,382    3,180,600      174,284     130,175
Contract owners' equity at beginning of period         29,693,299   26,512,699    4,122,857   3,992,682
                                                      -----------  -----------   ----------  ----------
Contract owners' equity at end of period              $34,689,681  $29,693,299   $4,297,141  $4,122,857
                                                      ===========  ===========   ==========  ==========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      -----------------------------------------------------
                                                        Scudder Blue Chip- B    Scudder Contrarian Value- B
                                                      ------------------------  ---------------------------
                                                          2006         2005         2006          2005
                                                      -----------  -----------   -----------  -----------
Income:
   Dividends                                          $ 1,616,958  $   150,954   $   336,066  $   406,498
Expenses:
   Mortality and expense risk and administration
   charges                                                446,097      415,470       438,833      455,641
                                                      -----------  -----------   -----------  -----------
Net investment income (loss)                            1,170,861     (264,516)     (102,767)     (49,143)
Net realized gain (loss)                                1,787,221      909,108     1,270,418      885,931
Unrealized appreciation (depreciation) during the
period                                                    634,800    1,429,371     2,201,450     (852,064)
                                                      -----------  -----------   -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         3,592,882    2,073,963     3,369,101      (15,276)
Changes from principal transactions:
   Purchase payments                                      496,553    1,033,138       442,321    1,181,724
   Transfers between sub-accounts and the
   company                                               (100,108)     406,900    (2,119,653)    (136,105)
   Withdrawals                                         (2,675,014)  (1,262,348)   (2,755,100)  (1,204,192)
   Annual contract fee                                   (114,235)    (105,713)     (111,293)    (114,732)
                                                      -----------  -----------   -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (2,392,804)      71,977    (4,543,725)    (273,305)
                                                      -----------  -----------   -----------  -----------
Total increase (decrease) in contract owners' equity    1,200,078    2,145,940    (1,174,624)    (288,581)
Contract owners' equity at beginning of period         27,987,256   25,841,316    28,386,910   28,675,491
                                                      -----------  -----------   -----------  -----------
Contract owners' equity at end of period              $29,187,334  $27,987,256   $27,212,286  $28,386,910
                                                      ===========  ===========   ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      -------------------------------------------------------------
                                                      Scudder Global Blue Chip- B  Scudder Government Securities- B
                                                      ---------------------------  --------------------------------
                                                           2006         2005              2006          2005
                                                       -----------  -----------       ------------  -----------
Income:
   Dividends                                           $   924,004  $        --       $  1,244,862  $ 1,705,035
Expenses:
   Mortality and expense risk and administration
   charges                                                 200,949      141,961            453,014      616,851
                                                       -----------  -----------       ------------  -----------
Net investment income (loss)                               723,055     (141,961)           791,848    1,088,184
Net realized gain (loss)                                 1,443,992      367,369           (700,697)    (120,041)
Unrealized appreciation (depreciation) during the
period                                                     947,074    1,570,266            332,762     (739,798)
                                                       -----------  -----------       ------------  -----------
Net increase (decrease) in contract owners equity
from operations                                          3,114,121    1,795,674            423,913      228,345
Changes from principal transactions:
   Purchase payments                                       162,876      636,406            551,723    1,061,448
   Transfers between sub-accounts and the
   company                                               2,280,150    1,012,132         (9,050,584)  (1,920,463)
   Withdrawals                                          (1,991,223)    (192,306)        (4,683,580)  (2,077,841)
   Annual contract fee                                     (52,203)     (37,398)          (123,596)    (136,043)
                                                       -----------  -----------       ------------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                               399,600    1,418,834        (13,306,037)  (3,072,899)
                                                       -----------  -----------       ------------  -----------
Total increase (decrease) in contract owners' equity     3,513,721    3,214,508        (12,882,124)  (2,844,554)
Contract owners' equity at beginning of period          11,122,256    7,907,748         37,613,996   40,458,550
                                                       -----------  -----------       ------------  -----------
Contract owners' equity at end of period               $14,635,977  $11,122,256       $ 24,731,872  $37,613,996
                                                       ===========  ===========       ============  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      ---------------------------------------------------
                                                                                   Scudder International
                                                       Scudder High Income- B        Select Equity- B
                                                      -------------------------  ------------------------
                                                          2006          2005        2006          2005
                                                      ------------  -----------  -----------  -----------
Income:
   Dividends                                          $  2,909,448  $ 3,801,783  $   568,341  $   700,859
Expenses:
   Mortality and expense risk and administration
   charges                                                 595,866      646,723      546,734      475,411
                                                      ------------  -----------  -----------  -----------
Net investment income (loss)                             2,313,582    3,155,060       21,607      225,448
Net realized gain (loss)                                   106,999    1,050,458    3,394,267    1,615,660
Unrealized appreciation (depreciation) during the
period                                                     571,687   (3,473,156)   3,751,202    1,775,995
                                                      ------------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                          2,992,268      732,362    7,167,076    3,617,103
Changes from principal transactions:
   Purchase payments                                     1,153,334    1,822,035      859,797    1,829,103
   Transfers between sub-accounts and the
   company                                                (889,480)  (4,413,452)  (1,637,719)    (646,051)
   Withdrawals                                          (5,136,033)  (1,991,627)  (3,544,027)    (882,428)
   Annual contract fee                                    (153,720)    (165,467)    (149,342)    (124,903)
                                                      ------------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (5,025,899)  (4,748,511)  (4,471,291)     175,721
                                                      ------------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity    (2,033,631)  (4,016,149)   2,695,785    3,792,824
Contract owners' equity at beginning of period          39,274,171   43,290,320   32,526,820   28,733,996
                                                      ------------  -----------  -----------  -----------
Contract owners' equity at end of period              $ 37,240,540  $39,274,171  $35,222,605  $32,526,820
                                                      ============  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      ---------------------------------------------------
                                                       Scudder Fixed Income- B   Scudder Money Market- B
                                                      ------------------------  -------------------------
                                                          2006        2005          2006         2005
                                                      -----------  -----------  ------------  -----------
Income:
   Dividends                                          $ 2,079,004  $ 2,609,094  $  1,435,330  $   781,372
Expenses:
   Mortality and expense risk and administration
   charges                                                997,536    1,054,575       562,165      504,570
Net investment income (loss)                            1,081,468    1,554,519       873,165      276,802
                                                      -----------  -----------  ------------  -----------
Net realized gain (loss)                                 (599,369)     (95,821)      (10,420)      78,053
Unrealized appreciation (depreciation) during the
period                                                    793,357   (1,355,714)           --           --
                                                      -----------  -----------  ------------  -----------
Net increase (decrease) in contract owners equity
from operations                                         1,275,456      102,984       862,745      354,855
Changes from principal transactions:
   Purchase payments                                    1,057,361    2,278,428     1,271,653   11,214,070
   Transfers between sub-accounts and the
   company                                               (136,043)    (883,836)   16,394,529    3,179,800
   Withdrawals                                         (7,444,548)  (3,118,105)  (21,353,282)  (9,857,435)
   Annual contract fee                                   (203,389)    (215,175)     (136,419)     (92,670)
                                                      -----------  -----------  ------------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (6,726,619)  (1,938,688)   (3,823,519)   4,443,765
                                                      -----------  -----------  ------------  -----------
Total increase (decrease) in contract owners' equity   (5,451,163)  (1,835,704)   (2,960,774)   4,798,620
Contract owners' equity at beginning of period         65,750,385   67,586,089    34,840,321   30,041,701
                                                      -----------  -----------  ------------  -----------
Contract owners' equity at end of period              $60,299,222  $65,750,385  $ 31,879,547  $34,840,321
                                                      ===========  ===========  ============  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                             Sub-Account
                                                      ---------------------------------------------------------
                                                      Scudder Small Cap Growth- B  Scudder Technology Growth- B
                                                      ---------------------------  ----------------------------
                                                           2006         2005             2006         2005
                                                       -----------  -----------      -----------  -----------
Income:
   Dividends                                           $        --  $        --      $        --  $    13,194
Expenses:
   Mortality and expense risk and administration
   charges                                                 438,339      405,787          156,624      167,791
                                                       -----------  -----------      -----------  -----------
Net investment income (loss)                              (438,339)    (405,787)        (156,624)    (154,597)
Net realized gain (loss)                                 1,495,689      886,456          376,915      468,046
Unrealized appreciation (depreciation) during the
period                                                    (204,018)   1,462,650         (400,927)    (204,717)
                                                       -----------  -----------      -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                            853,332    1,943,319         (180,636)     108,732
Changes from principal transactions:
   Purchase payments                                       761,571    1,051,724          280,311      520,318
   Transfers between sub-accounts and the
   company                                                (197,900)   4,746,175         (570,931)  (1,202,818)
   Withdrawals                                          (3,161,663)    (684,152)      (1,127,681)    (397,711)
   Annual contract fee                                    (124,150)    (103,238)         (45,553)     (48,940)
                                                       -----------  -----------      -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (2,722,142)   5,010,509       (1,463,854)  (1,129,151)
                                                       -----------  -----------      -----------  -----------
Total increase (decrease) in contract owners' equity    (1,868,810)   6,953,828       (1,644,490)  (1,020,419)
Contract owners' equity at beginning of period          28,335,952   21,382,124       11,033,183   12,053,602
                                                       -----------  -----------      -----------  -----------
Contract owners' equity at end of period               $26,467,142  $28,335,952      $ 9,388,693  $11,033,183
                                                       ===========  ===========      ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        For the years ended December 31,

                                                                             Sub-Account
                                                      --------------------------------------------------------
                                                       Scudder Total Return- B  Scudder Davis Venture Value- B
                                                      ------------------------  ------------------------------
                                                          2006         2005            2006         2005
                                                      -----------  -----------     -----------  -----------
Income:
   Dividends                                          $   457,339  $   470,335     $   130,693  $   169,944
Expenses:
   Mortality and expense risk and administration
   charges                                                322,986      349,198         758,640      724,767
                                                      -----------  -----------     -----------  -----------
Net investment income (loss)                              134,353      121,137        (627,947)    (554,823)
Net realized gain (loss)                                  703,252      517,241       3,398,912    1,433,714
Unrealized appreciation (depreciation) during the
period                                                    779,610     (144,203)      2,862,109    2,464,189
                                                      -----------  -----------     -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         1,617,215      494,175       5,633,074    3,343,080
Changes from principal transactions:
   Purchase payments                                      441,995      882,753         914,737    1,685,698
   Transfers between sub-accounts and the
   company                                             (1,054,603)  (1,100,639)        125,672      217,642
   Withdrawals                                         (2,507,704)  (1,512,944)     (5,992,118)  (1,531,710)
   Annual contract fee                                    (95,879)     (99,648)       (195,187)    (180,637)
                                                      -----------  -----------     -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (3,216,191)  (1,830,478)     (5,146,896)     190,993
                                                      -----------  -----------     -----------  -----------
Total increase (decrease) in contract owners' equity   (1,598,976)  (1,336,303)        486,178    3,534,073
Contract owners' equity at beginning of period         21,882,020   23,218,323      48,135,739   44,601,666
                                                      -----------  -----------     -----------  -----------
Contract owners' equity at end of period              $20,283,044  $21,882,020     $48,621,917  $48,135,739
                                                      ===========  ===========     ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        For the years ended December 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                       Scudder Dreman Financial  Scudder Dreman High Return
                                                           Services- B (18)               Equity- B
                                                      -------------------------  --------------------------
                                                          2006          2005         2006          2005
                                                      ------------  -----------  ------------  ------------
Income:
   Dividends                                          $  2,423,529  $   168,860  $  6,605,508  $  1,321,871
Expenses:
   Mortality and expense risk and administration
   charges                                                 126,037      177,421     1,758,650     1,534,039
                                                      ------------  -----------  ------------  ------------
Net investment income (loss)                             2,297,492       (8,561)    4,846,858      (212,168)
Net realized gain (loss)                                  (551,486)     433,830     7,826,649     2,667,766
Unrealized appreciation (depreciation) during the
period                                                  (1,219,224)    (669,622)    4,992,693     3,094,840
                                                      ------------  -----------  ------------  ------------
Net increase (decrease) in contract owners equity
from operations                                            526,782     (244,353)   17,666,200     5,550,438
Changes from principal transactions:
   Purchase payments                                       326,903      583,446     2,221,299     3,926,553
   Transfers between sub-accounts and the
   company                                             (11,366,929)    (685,032)   30,069,369       364,441
   Withdrawals                                            (874,725)    (495,719)  (13,116,648)   (3,255,305)
   Annual contract fee                                     (38,835)     (50,892)     (463,239)     (411,847)
                                                      ------------  -----------  ------------  ------------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (11,953,586)    (648,197)   18,710,781       623,842
                                                      ------------  -----------  ------------  ------------
Total increase (decrease) in contract owners' equity   (11,426,804)    (892,550)   36,376,981     6,174,280
Contract owners' equity at beginning of period          11,426,804   12,319,354   101,251,563    95,077,283
                                                      ------------  -----------  ------------  ------------
Contract owners' equity at end of period              $         --  $11,426,804  $137,628,544  $101,251,563
                                                      ============  ===========  ============  ============

(18) On September 18, 2006, the Scudder Dreman Financial Services sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                           Sub-Account
                                                      -----------------------------------------------------
                                                         Scudder Dreman Small    Scudder Salomon Aggressive
                                                            Cap Value- B              Growth- B (19, 20)
                                                      -------------------------  --------------------------
                                                           2006         2005         2006        2005
                                                      ------------  -----------   -----------  ---------
Income:
   Dividends                                          $  4,928,247  $ 4,794,855   $ 1,957,645  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                 927,465      835,882        97,882      93,411
                                                      ------------  -----------   -----------  ----------
Net investment income (loss)                             4,000,782    3,958,973     1,859,763     (93,411)
Net realized gain (loss)                                 5,679,811    2,295,922       307,739     286,829
Unrealized appreciation (depreciation) during the
period                                                   2,137,888   (2,082,081)   (1,527,575)    456,281
                                                      ------------  -----------   -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                         11,818,481    4,172,814       639,927     649,699
Changes from principal transactions:
   Purchase payments                                     1,163,527    2,570,812       152,051     386,676
   Transfers between sub-accounts and the
   company                                              (3,577,781)    (377,621)   (6,436,339)   (281,292)
   Withdrawals                                          (7,556,939)  (2,056,855)     (564,616)   (125,203)
   Annual contract fee                                    (257,798)    (221,686)      (27,805)    (24,683)
                                                      ------------  -----------   -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (10,228,991)     (85,350)   (6,876,709)    (44,502)
                                                      ------------  -----------   -----------  ----------
Total increase (decrease) in contract owners' equity     1,589,490    4,087,464    (6,236,782)    605,197
Contract owners' equity at beginning of period          56,042,173   51,954,709     6,236,782   5,631,585
                                                      ------------  -----------   -----------  ----------
Contract owners' equity at end of period              $ 57,631,663  $56,042,173   $        --  $6,236,782
                                                      ============  ===========   ===========  ==========


(19) On August 1, 2005, the Scudder Invesco Dynamic Growth sub-account was renamed Scudder Salomon Aggressive Growth sub-account through a vote of the Board of Directors.

(20) On December 6, 2006, the Scudder Salomon Aggressive Growth - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      -------------------------------------------------
                                                             Scudder Janus        Scudder Janus Growth
                                                          Growth & Income- B     Opportunities - B (21)
                                                      ------------------------  -----------------------
                                                          2006         2005        2006         2005
                                                      -----------  -----------  -----------  ----------
Income:
   Dividends                                          $    56,870  $        --  $        --  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                395,394      348,642      115,947     116,570
                                                      -----------  -----------  -----------  ----------
Net investment income (loss)                             (338,524)    (348,642)    (115,947)   (116,570)
Net realized gain (loss)                                1,581,194      730,732    1,300,775     451,849
Unrealized appreciation (depreciation) during the
period                                                    222,981    1,728,032   (1,372,389)    104,422
                                                      -----------  -----------  -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                         1,465,651    2,110,122     (187,561)    439,701
Changes from principal transactions:
   Purchase payments                                      409,771      519,497      384,126     412,796
   Transfers between sub-accounts and the
   company                                              1,163,270    1,786,172   (7,317,083)    520,463
   Withdrawals                                         (3,355,407)    (903,644)  (1,169,130)   (259,668)
   Annual contract fee                                    (99,284)     (83,119)     (31,811)    (30,464)
                                                      -----------  -----------  -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,881,650)   1,318,906   (8,133,898)    643,127
                                                      -----------  -----------  -----------  ----------
Total increase (decrease) in contract owners' equity     (415,999)   3,429,028   (8,321,459)  1,082,828
Contract owners' equity at beginning of period         24,638,022   21,208,994    8,321,459   7,238,631
                                                      -----------  -----------  -----------  ----------
Contract owners' equity at end of period              $24,222,023  $24,638,022  $        --  $8,321,459
                                                      ===========  ===========  ===========  ==========

(21) On December 6, 2006 the Scudder Janus Growth Opportunities - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ----------------------------------------------------
                                                              Scudder MFS                Scudder Oak
                                                       Strategic Value- B (22)    Strategic Equity- B (23)
                                                      -------------------------  -------------------------
                                                          2006         2005          2006          2005
                                                      ------------  -----------  ------------  -----------
Income:
   Dividends                                          $  1,327,017  $ 2,537,296  $         --  $        --
Expenses:
   Mortality and expense risk and administration
   charges                                                 268,345      400,539       200,292      230,081
                                                      ------------  -----------  ------------  -----------
Net investment income (loss)                             1,058,672    2,136,757      (200,292)    (230,081)
Net realized gain (loss)                                   390,143      730,473       380,573      367,744
Unrealized appreciation (depreciation) during the
period                                                    (738,900)  (3,428,948)       15,277   (1,122,849)
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners equity
from operations                                            709,915     (561,718)      195,558     (985,186)
Changes from principal transactions:
   Purchase payments                                       259,058      843,538       394,772      527,352
   Transfers between sub-accounts and the
   company                                             (24,507,098)     552,611   (13,688,530)    (946,950)
   Withdrawals                                          (1,534,953)  (1,121,939)   (1,102,927)    (570,534)
   Annual contract fee                                     (59,067)     (80,741)      (50,848)     (58,187)
                                                      ------------  -----------  ------------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (25,842,060)     193,469   (14,447,533)  (1,048,319)
                                                      ------------  -----------  ------------  -----------
Total increase (decrease) in contract owners' equity   (25,132,145)    (368,249)  (14,251,975)  (2,033,505)
Contract owners' equity at beginning of period          25,132,145   25,500,394    14,251,975   16,285,480
                                                      ------------  -----------  ------------  -----------
Contract owners' equity at end of period              $         --  $25,132,145  $         --  $14,251,975
                                                      ============  ===========  ============  ===========

(22) On September 18, 2006, the Scudder MFS Strategic Value - B sub-account ceased operations through a vote of the Board of Directors.

(23) On December 6, 2006 Scudder Oak Strategic Equity - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                              Sub-Account
                                                      ----------------------------------------------------------
                                                      Scudder Turner Mid Cap Growth- B   Scudder Real Estate- B
                                                      --------------------------------  ------------------------
                                                              2006         2005             2006        2005
                                                          -----------  -----------      -----------  -----------
Income:
   Dividends                                              $ 1,568,853  $        --      $   346,948  $ 1,618,489
Expenses:
   Mortality and expense risk and administration
   charges                                                    310,278      282,554          322,275      289,307
                                                          -----------  -----------      -----------  -----------
Net investment income (loss)                                1,258,575     (282,554)          24,673    1,329,182
Net realized gain (loss)                                    1,350,540      967,778        2,171,573    1,124,431
Unrealized appreciation (depreciation) during the
period                                                     (1,787,692)   1,022,797        3,893,756     (737,037)
                                                          -----------  -----------      -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                               821,423    1,708,021        6,090,002    1,716,576
Changes from principal transactions:
   Purchase payments                                          539,843      873,314          529,585      905,833
   Transfers between sub-accounts and the
   company                                                   (290,518)     (33,716)      (1,392,034)  (1,106,786)
   Withdrawals                                             (2,089,322)    (586,391)      (2,849,098)    (909,224)
   Annual contract fee                                        (90,647)     (78,784)         (74,228)     (67,767)
                                                          -----------  -----------      -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                               (1,930,644)     174,423       (3,785,775)  (1,177,944)
                                                          -----------  -----------      -----------  -----------
Total increase (decrease) in contract owners' equity       (1,109,221)   1,882,444        2,304,227      538,632
Contract owners' equity at beginning of period             19,803,720   17,921,276       18,754,738   18,216,106
                                                          -----------  -----------      -----------  -----------
Contract owners' equity at end of period                  $18,694,499  $19,803,720      $21,058,965  $18,754,738
                                                          ===========  ===========      ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      ---------------------------------------------------
                                                                                      Scudder Income
                                                      Scudder Strategic Income-B  Allocation - B (24, 25)
                                                      --------------------------  -----------------------
                                                           2006         2005          2006         2005
                                                       -----------  -----------   -----------  -----------
Income:
   Dividends                                           $   768,125  $ 1,064,575   $   383,357  $    2,398
Expenses:
   Mortality and expense risk and administration
   charges                                                 210,999      218,169        75,533      59,631
                                                       -----------  -----------   -----------  ----------
Net investment income (loss)                               557,126      846,406       307,824     (57,233)
Net realized gain (loss)                                  (127,111)       9,520       (27,445)     30,426
Unrealized appreciation (depreciation) during the
period                                                     458,390     (819,954)     (149,382)    139,843
                                                       -----------  -----------   -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                            888,405       35,972       130,997     113,036
Changes from principal transactions:
   Purchase payments                                       316,195      620,814       218,942   4,856,785
   Transfers between sub-accounts and the
   company                                                 195,037    1,047,804    (6,334,170)    819,259
   Withdrawals                                          (2,213,384)    (866,637)     (315,008)    (45,336)
   Annual contract fee                                     (51,702)     (53,802)       (3,870)     (2,176)
                                                       -----------  -----------   -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (1,753,854)     748,179    (6,434,106)  5,628,532
                                                       -----------  -----------   -----------  ----------
Total increase (decrease) in contract owners' equity      (865,449)     784,151    (6,303,109)  5,741,568
Contract owners' equity at beginning of period          14,054,432   13,270,281     6,303,109     561,541
                                                       -----------  -----------   -----------  ----------
Contract owners' equity at end of period               $13,188,983  $14,054,432   $        --  $6,303,109
                                                       ===========  ===========   ===========  ==========

(24) On February 6, 2006, the Scudder Conservative Income - B sub-account was renamed Scudder Income Allocation - B sub-account through a vote of the Board of Directors.

(25) On September 18, 2006, the Scudder Income Allocation - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                            Sub-Account
                                                      ----------------------------------------------------
                                                            Scudder Moderate        Scudder Conservative
                                                          Allocation - B (26)        Allocation - B (27)
                                                      --------------------------  ------------------------
                                                          2006          2005          2006         2005
                                                      ------------  ------------  -----------  -----------
Income:
   Dividends                                          $  1,899,759  $     61,541  $   501,754  $    29,105
Expenses:
   Mortality and expense risk and administration
   charges                                               1,907,831     1,025,946      466,897      263,674
                                                      ------------  ------------  -----------  -----------
Net investment income (loss)                                (8,072)     (964,405)      34,857     (234,569)
Net realized gain (loss)                                 1,741,065       435,095      631,656      120,917
Unrealized appreciation (depreciation) during the
period                                                   8,307,410     3,839,853    1,408,412      698,455
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         10,040,403     3,310,543    2,074,925      584,803
Changes from principal transactions:
   Purchase payments                                     6,216,297    78,375,272    1,388,223   17,716,474
   Transfers between sub-accounts and the
   company                                              (9,012,732)   13,093,841    3,710,341    1,327,375
   Withdrawals                                          (4,349,657)   (1,469,423)  (2,147,659)    (487,250)
   Annual contract fee                                     (89,883)      (29,835)     (14,964)      (2,864)
                                                      ------------  ------------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (7,235,975)   89,969,855    2,935,941   18,553,735
                                                      ------------  ------------  -----------  -----------
Total increase (decrease) in contract owners' equity     2,804,428    93,280,398    5,010,866   19,138,538
Contract owners' equity at beginning of period         115,179,755    21,899,357   26,673,071    7,534,533
                                                      ------------  ------------  -----------  -----------
Contract owners' equity at end of period              $117,984,183  $115,179,755  $31,683,937  $26,673,071
                                                      ============  ============  ===========  ===========

(26) On February 6, 2006 Scudder Growth & Income - B sub-account was renamed Scudder Moderate Allocation - B subaccount through a vote of the Board of Directors.

(27) On February 6, 2006 Scudder Income & Growth - B sub-account was renamed Scudder Conservative Allocation - B sub-account through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                               Sub-Account
                                                      ------------------------------------------------------------
                                                                                         Scudder Templeton Foreign
                                                      Scudder Growth Allocation- B (28)         Value-B (29)
                                                      ---------------------------------  -------------------------
                                                              2006          2005              2006        2005
                                                          ------------  ------------      -----------  ----------
Income:
   Dividends                                              $  2,343,111  $    100,740      $   611,213  $   12,859
Expenses:
   Mortality and expense risk and administration
   charges                                                   2,233,159     1,235,132           23,698       9,886
                                                          ------------  ------------      -----------  ----------
Net investment income (loss)                                   109,952    (1,134,392)         587,515       2,973
Net realized gain (loss)                                     3,231,592       274,937         (205,064)     14,169
Unrealized appreciation (depreciation) during the
period                                                      10,950,477     5,684,118          (64,347)     60,932
                                                          ------------  ------------      -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                             14,292,021     4,824,663          318,104      78,074
Changes from principal transactions:
   Purchase payments                                         7,358,115    89,118,422          101,577     447,095
   Transfers between sub-accounts and the
   company                                                 (11,157,541)   12,163,666       (1,393,171)    617,596
   Withdrawals                                              (6,152,940)   (1,386,571)        (243,015)    (28,160)
   Annual contract fee                                        (124,604)      (48,459)          (4,741)       (915)
                                                          ------------  ------------      -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                               (10,076,970)   99,847,058       (1,539,350)  1,035,616
                                                          ------------  ------------      -----------  ----------
Total increase (decrease) in contract owners' equity         4,215,051   104,671,721       (1,221,246)  1,113,690
Contract owners' equity at beginning of period             137,157,723    32,486,002        1,221,246     107,556
                                                          ------------  ------------      -----------  ----------
Contract owners' equity at end of period                  $141,372,774  $137,157,723      $        --  $1,221,246
                                                          ============  ============      ===========  ==========

(28) On February 6, 2006, the Scudder Growth Strategy - B sub-account was renamed Scudder Growth Allocation - B sub-account through a vote of the Board of Directors.

(29) On December 6, 2006 Scudder Templeton Foreign Value - B sub-account ceased operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                       Sub-Account
                                                      ---------------------------------------------
                                                       Scudder Mercury Large
                                                            Cap -B (30)        Scudder Bond- B (13)
                                                      -----------------------  --------------------
                                                          2006        2005         2006      2005
                                                      -----------  ----------   ---------  --------
Income:
   Dividends                                          $   245,599  $    4,751   $  13,989  $    --
Expenses:
   Mortality and expense risk and administration
   charges                                                 20,769      13,347       6,904       793
                                                      -----------  ----------   ---------  --------
Net investment income (loss)                              224,830      (8,596)      7,085      (793)
Net realized gain (loss)                                   22,015       4,352      (4,771)      (57)
Unrealized appreciation (depreciation) during the
period                                                   (112,124)     99,219      10,334       905
                                                      -----------  ----------   ---------  --------
Net increase (decrease) in contract owners equity
from operations                                           134,721      94,975      12,648        55
Changes from principal transactions:
   Purchase payments                                       10,888      60,898       7,540    62,577
   Transfers between sub-accounts and the
   company                                             (1,254,680)    620,602     586,625   131,490
   Withdrawals                                           (102,334)    (16,586)   (205,405)     (600)
   Annual contract fee                                     (5,253)     (3,004)       (865)       --
                                                      -----------  ----------   ---------  --------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (1,351,379)    661,910     387,895   193,467
                                                      -----------  ----------   ---------  --------
Total increase (decrease) in contract owners' equity   (1,216,658)    756,885     400,543   193,522
Contract owners' equity at beginning of period          1,216,658     459,773     193,522        --
                                                      -----------  ----------   ---------  --------
Contract owners' equity at end of period              $        --  $1,216,658   $ 594,065  $193,522
                                                      ===========  ==========   =========  ========

(30) On December 6, 2006, the Scudder Mercury Large Cap Core - B sub-account ceased operations through a vote of the Board of Directors.

(13) Commencement of Operations on April 29, 2005, through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ----------------------------------------------------
                                                         Scudder Equity 500
                                                            Index- B (31)       Alger American Balanced- B
                                                      ------------------------  --------------------------
                                                          2006         2005          2006         2005
                                                      -----------  -----------   -----------  -----------
Income:
   Dividends                                          $   314,817  $        --   $ 1,870,602  $   455,483
Expenses:
   Mortality and expense risk and administration
   charges                                                589,816      188,781       445,654      483,851
                                                      -----------  -----------   -----------  -----------
Net investment income (loss)                             (274,999)    (188,781)    1,424,948      (28,368)
Net realized gain (loss)                                  796,356      357,940       647,147      579,338
Unrealized appreciation (depreciation) during the
period                                                  4,045,376     (478,917)   (1,362,453)   1,409,600
                                                      -----------  -----------   -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         4,566,733     (309,758)      709,642    1,960,570
Changes from principal transactions:
   Purchase payments                                      647,805      280,475       296,915      749,777
   Transfers between sub-accounts and the
   company                                               (840,769)  38,838,523      (271,391)  (2,855,369)
   Withdrawals                                         (5,697,412)    (476,026)   (4,358,296)  (1,440,060)
   Annual contract fee                                   (160,896)          --      (130,593)    (138,995)
                                                      -----------  -----------   -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (6,051,272)  38,642,972    (4,463,365)  (3,684,647)
                                                      -----------  -----------   -----------  -----------
Total increase (decrease) in contract owners' equity   (1,484,539)  38,333,214    (3,753,723)  (1,724,077)
Contract owners' equity at beginning of period         38,333,214           --    31,278,825   33,002,902
                                                      -----------  -----------   -----------  -----------
Contract owners' equity at end of period              $36,848,675  $38,333,214   $27,525,102  $31,278,825
                                                      ===========  ===========   ===========  ===========

(31) On September 16, 2005, the Scudder Equity 500 - B Index sub-account commenced operations through a vote of the Board of Directors.

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                      Alger American Leveraged   Credit Suisse Emerging
                                                             All Cap- B                 Markets- B
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  ----------   -----------  -----------
Income:
   Dividends                                          $        --  $       --   $   316,287  $    89,331
Expenses:
   Mortality and expense risk and administration
   charges                                                156,335     134,935       261,705      189,099
                                                      -----------  ----------   -----------  -----------
Net investment income (loss)                             (156,335)   (134,935)       54,582      (99,768)
Net realized gain (loss)                                  618,756     324,763     2,522,047      954,646
Unrealized appreciation (depreciation) during the
period                                                  1,083,819     828,475     1,867,264    2,140,637
                                                      -----------  ----------   -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         1,546,240   1,018,303     4,443,893    2,995,515

Changes from principal transactions:
   Purchase payments                                      155,235     201,622       301,856      844,991
   Transfers between sub-accounts and the company       1,000,151    (341,152)       85,052    1,333,940
   Withdrawals                                         (1,569,942)   (417,123)   (1,923,542)    (420,475)
   Annual contract fee                                    (46,238)    (39,084)      (70,851)     (50,549)
                                                      -----------  ----------   -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (460,794)   (595,737)   (1,607,485)   1,707,907
                                                      -----------  ----------   -----------  -----------
Total increase (decrease) in contract owners' equity    1,085,446     422,566     2,836,408    4,703,422
Contract owners' equity at beginning of period          9,462,728   9,040,162    15,141,616   10,438,194
                                                      -----------  ----------   -----------  -----------
Contract owners' equity at end of period              $10,548,174  $9,462,728   $17,978,024  $15,141,616
                                                      ===========  ==========   ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                         Sub-Account
                                                      -------------------------------------------------
                                                      Credit Suisse Global Post     Dreyfus Socially
                                                          Venture Capital- B      Responsible Growth -B
                                                      -------------------------  ----------------------
                                                          2006         2005         2006        2005
                                                      -----------  -----------   ----------  ----------
Income:
   Dividends                                           $       --   $       --   $       --  $       --
Expenses:
   Mortality and expense risk and administration
   charges                                                 57,757       40,597       31,713      33,093
                                                       ----------   ----------   ----------  ----------
Net investment income (loss)                              (57,757)     (40,597)     (31,713)    (33,093)
Net realized gain (loss)                                  459,847      110,662      113,038      74,020
Unrealized appreciation (depreciation) during the
period                                                    (37,483)     301,630       59,368        (510)
                                                       ----------   ----------   ----------  ----------
Net increase (decrease) in contract owners equity
from operations                                           364,607      371,695      140,693      40,417
Changes from principal transactions:
   Purchase payments                                       61,763       86,550       21,334      80,242
   Transfers between sub-accounts and the company         (48,308)   1,104,397     (194,442)   (106,422)
   Withdrawals                                           (606,195)     (50,478)    (130,333)    (90,482)
   Annual contract fee                                    (17,412)      (9,881)      (9,887)    (10,122)
                                                       ----------   ----------   ----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                             (610,152)   1,130,588     (313,328)   (126,784)
                                                       ----------   ----------   ----------  ----------
Total increase (decrease) in contract owners' equity     (245,545)   1,502,283     (172,635)    (86,367)
Contract owners' equity at beginning of period          3,716,366    2,214,083    2,123,545   2,209,912
                                                       ----------   ----------   ----------  ----------
Contract owners' equity at end of period               $3,470,821   $3,716,366   $1,950,910  $2,123,545
                                                       ==========   ==========   ==========  ==========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      ---------------------------------------------------
                                                      Dreyfus IP Mid Cap Stock-B    Invesco Utilities-B
                                                      --------------------------  -----------------------
                                                          2006          2005         2006         2005
                                                       -----------  -----------   -----------  ----------
Income:
   Dividends                                           $ 6,632,394  $   155,055   $   347,506  $  143,355
Expenses:
   Mortality and expense risk and administration
   charges                                                 606,189      597,820       101,995      88,975
                                                       -----------  -----------   -----------  ----------
Net investment income (loss)                             6,026,205     (442,765)      245,511      54,380
Net realized gain (loss)                                 2,083,734    1,209,352       916,774     353,042
Unrealized appreciation (depreciation) during the
period                                                  (5,843,821)   1,980,423       197,418     337,141
                                                       -----------  -----------   -----------  ----------
Net increase (decrease) in contract owners equity
from operations                                          2,266,118    2,747,010     1,359,703     744,563
Changes from principal transactions:
   Purchase payments                                       668,992    1,507,368       117,627     286,533
   Transfers between sub-accounts and the company         (520,784)     273,241       211,419   1,269,811
   Withdrawals                                          (5,595,941)  (1,559,247)   (1,346,046)   (435,787)
   Annual contract fee                                    (180,336)    (168,125)      (27,911)    (24,706)
                                                       -----------  -----------   -----------  ----------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (5,628,069)      53,237    (1,044,911)  1,095,851
                                                       -----------  -----------   -----------  ----------
Total increase (decrease) in contract owners' equity    (3,361,951)   2,800,247       314,792   1,840,414
Contract owners' equity at beginning of period          40,484,609   37,684,362     6,448,505   4,608,091
                                                       -----------  -----------   -----------  ----------
Contract owners' equity at end of period               $37,122,658  $40,484,609   $ 6,763,297  $6,448,505
                                                       ===========  ===========   ===========  ==========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                          Sub-Account
                                                      --------------------------------------------------
                                                        Basic Value Focus- A    Small Cap Value Focus- A
                                                      ------------------------  ------------------------
                                                          2006         2005         2006         2005
                                                      -----------  -----------  -----------  -----------
Income:
   Dividends                                          $ 3,295,646  $ 2,632,986  $ 2,609,804  $ 2,292,220
Expenses:
   Mortality and expense risk and administration
   charges                                                434,418      478,973      235,118      246,415
                                                      -----------  -----------  -----------  -----------
Net investment income (loss)                            2,861,228    2,154,013    2,374,686    2,045,805
Net realized gain (loss)                                1,093,025      840,379      402,118      640,344
Unrealized appreciation (depreciation) during the
period                                                  1,356,507   (2,726,911)  (1,081,844)  (1,371,626)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners equity
from operations                                         5,310,760      267,481    1,694,960    1,314,523
Changes from principal transactions:
   Purchase payments                                       14,714      110,644        2,384       37,256
   Transfers between sub-accounts and the
   company                                             (2,984,617)  (3,711,139)  (1,709,271)  (2,090,361)
   Withdrawals                                         (4,569,235)  (2,917,388)  (1,442,520)  (1,085,385)
   Annual contract fee                                    (73,417)     (80,513)     (42,725)     (45,985)
                                                      -----------  -----------  -----------  -----------
Net increase (decrease) in contract owners' equity
from principal transactions:                           (7,612,555)  (6,598,396)  (3,192,132)  (3,184,475)
                                                      -----------  -----------  -----------  -----------
Total increase (decrease) in contract owners' equity   (2,301,795)  (6,330,915)  (1,497,172)  (1,869,952)
Contract owners' equity at beginning of period         30,548,969   36,879,884   16,487,079   18,357,031
                                                      -----------  -----------  -----------  -----------
Contract owners' equity at end of period              $28,247,174  $30,548,969  $14,989,907  $16,487,079
                                                      ===========  ===========  ===========  ===========

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                        Sub-Account
                                                      --------------------------------------------------------
                                                      ML Global Allocation-B                Total
                                                      ----------------------  --------------------------------
                                                         2006        2005          2006              2005
                                                      ----------  ----------  ---------------  ---------------
Income:
   Dividends                                          $  109,573  $   38,954  $ 2,755,765,089  $   870,466,538
Expenses:
   Mortality and expense risk and administration
   charges                                                25,462      24,353  $   548,871,462      419,953,540
                                                      ----------  ----------  ---------------  ---------------
Net investment income (loss)                              84,111      14,601    2,206,893,627      450,512,998
Net realized gain (loss)                                  64,804      32,367      674,021,940      439,015,192
Unrealized appreciation (depreciation) during the
period                                                    93,450      97,739      679,548,421      593,202,979
                                                      ----------  ----------  ---------------  ---------------
Net increase (decrease) in contract owners equity
from operations                                          242,365     144,707    3,560,463,988    1,482,731,169
Changes from principal transactions:
   Purchase payments                                         427      15,625    7,767,645,724    6,651,042,264
   Transfers between sub-accounts and the
   company                                              (171,327)    (47,227)     457,236,232      356,295,257
   Withdrawals                                           (39,129)    (85,147)  (3,252,107,962)  (2,289,427,075)
   Annual contract fee                                    (3,913)     (4,067)     (57,264,090)     (53,471,528)
                                                      ----------  ----------  ---------------  ---------------
Net increase (decrease) in contract owners' equity
from principal transactions:                            (213,942)   (120,816)   4,915,509,904    4,664,438,918
                                                      ----------  ----------  ---------------  ---------------
Total increase (decrease) in contract owners' equity      28,423      23,891    8,475,973,892    6,147,170,087
Contract owners' equity at beginning of period         1,742,486   1,718,595   30,767,047,551   24,619,877,464
                                                      ----------  ----------  ---------------  ---------------
Contract owners' equity at end of period              $1,770,909  $1,742,486  $39,243,021,443  $30,767,047,551
                                                      ==========  ==========  ===============  ===============

See accompanying notes.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

1. ORGANIZATION

John Hancock Life Insurance Company (U.S.A.) Separate Account H (the Account) is a separate account established by John Hancock Life Insurance Company (U.S.A.) (the Company). The Company established the Account on August 24, 1984 as a separate account under Delaware law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and consists of one hundred twenty six sub-accounts which are exclusively invested in corresponding portfolios of John Hancock Trust (the Trust), twenty nine sub-accounts which are invested in a corresponding Portfolio of the Scudder Variable Series Trust, two sub-accounts which are invested in a corresponding Portfolio of the Alger American Fund, two sub-accounts which are invested in a corresponding Portfolio of the Credit Suisse Trust, two sub-accounts which are invested in a corresponding Portfolio of the Dreyfus Service Corporation, one sub-account which is invested in a corresponding Portfolio of the Invesco VIF Funds and three sub-accounts which are invested in a corresponding Portfolio of Merrill Lynch Variable Series Funds, Inc (the "Outside Trusts"). The Account is a funding vehicle for variable annuity contracts (the Contracts) issued by the Company. The Account includes 214 contracts, distinguished principally by the level of expenses and surrender charges. These 214 contracts are as follows:
Venture Variable Annuity 1, 3, 7, 8, 10, 11, 12, 13, 14, 15, 16, 17, 18, 20, 21,
22, 23, 25, 26, 27, 28, 30, 31, 32, 33, 34, 40, 41, 42, 43, 50, 51, 52, 53, 55,
56, 58, 60, 61, 63, 64, 65, 66, 67, 68, 70, 71, 73, 74, 75, 76, 77, 78, 80, 81,
82, 83, 84, 85, 86, 87, 88, 90, 91, 92, 93 (VEN 1, 3, 7, 8, 17, 18, 20, 21, 22,
23, 25, 26, 27, 28, 30, 31, 32, 33, 34, 40, 41, 42, 43, 50, 51, 52, 53, 55, 56,
58, 80, 81, 82, 83, 84, 90, 91, 92, 93 VENR 21, 23, 31, 41, 51, 53, 61, 71, 18,
60, 61, 63, 64, 65, 66, 67, 68, 70, 71, 73, 74, 75, 76, 77, 78, 80, 81, 83, 84,
85, 86, 87, 88), Venture Vantage Annuity 10, 11, 12, 13, 15, 16, 17, 18, 19, 20,
21, 22, 23, 25, 26, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44,
45, 46, 47, 48, 49, 50, 51, 52, 53, 55, 56, 60, 61, 62, 63, 65, 66, 67, 68, 69,
70, 71, 72, 73, 75, 76, 80, 81, 82, 83, 85, 86 (VTG 10, 11, 12, 13, 15, 16, 17,
18, 19, 20, 21, 22, 23, 25, 26, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41,
42, 43, 44, 45, 46, 47, 48, 49, 50, 51, 52, 53, 55, 56, 60, 61, 62, 63, 65, 66,
67, 68, 69, 70, 71, 72, 73, 75, 76, 80, 81, 82, 83, 85, 86), Venture Vision
Variable Annuity 5, 6, 25, 26, 27, 28, 29, 25B, 26B, 27B, 28B (VIS 5, 6, 25, 26,
27, 28, 29, 25B, 26B, 27B, 28B), Venture No-load Rollover Annuity (MRP) (MRPG01, MRPI01, VSTG01, VSTI01) Scudder Wealthmark Variable Annuity (WV A1E, A1I, A1W, A2E, A2I, A2W, A3E, A3I, A3W, B1E, B1I, B1W, B2E, B2I, B2W, B3E, B3I, B3W) and Scudder Wealthmark ML3 Variable Annuity (W3 A1I, A1W, A3I, A3W, B1I, B3I, B1W, B3W, G1I, G1W, G3I, G3W, N1I, N1W, N3I, N3W).

Each sub-account holds shares of a particular series ("Portfolio") of a registered investment company. Sub-accounts that invest in Portfolios of the John Hancock Trust ("Trust) may offer two classes of units to fund variable annuity contracts issued by the Company. These classes, Class A and Class B, respectively, represent an interest in the same Trust Portfolio, but in different classes of that Portfolio. Class A represents interests in Series I shares of the Portfolio and Class B represents interests in Series II shares of the Trust's Portfolio. Series I and Series II shares differ in the level of 12b-1 fees and other expenses assessed against the Portfolio's assets.

The Company is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (MLI). MLI, in turn, is an indirect, wholly owned subsidiary of Manulife Financial Corporation (MFC), a Canadian-based publicly traded stock life insurance company. MFC and its subsidiaries are known collectively as Manulife Financial.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

1. ORGANIZATION (CONTINUED)

On April 29, 2005, fifteen sub-accounts ceased operations through a vote of the Board of Directors: Diversified Bond Class A and Class B, Overseas Class A and Class B, Aggressive Growth Class A and Class B, Small Company Blend Class A and Class B, Strategic Growth Class A and Class B, Great Companies Class B, Scudder 21st Century Growth, Scudder Eagle Focused Large Cap Growth, Scudder Focus Value and Growth.

On April 29, 2005, fourteen sub-accounts commenced operations through a vote of the Board of Directors: Small Cap Opportunities Class A, US Global Leaders Class A, Active Bond Class A, Active Bond Class B, CGTC Overseas Equity Class B, Independence Investment LLC - Small Cap Class B, Marisco International Opportunities Class B, T Rowe Price Mid Value Class B, UBS Large Cap Class B, US High Yield Bond Class B, Wellington Small Cap Growth Class B, Wellington Small Cap Value Class B, Wells Capital Core Bond Class B, and Scudder Bond Class B.

On April 29, 2005, the John Hancock VST International Equity Index sub-account was renamed John Hancock International Equity Index Class A through a vote of the Board of Directors.

On August 1, 2005, the American Bond - B sub-account commenced operations through a vote of the Board of Directors.

On August 1, 2005, the Scudder Invesco Dynamic Growth sub-account was renamed Scudder Salomon Aggressive Growth sub-account through a vote of the Board of Directors in order to reflect a name change of the corresponding underlying Portfolio.

On September 16, 2005, the Scudder Index 500 - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Equity 500 Index - B sub-account.

On September 16, 2005, the Scudder Equity 500 Index - B sub-account commenced operations through a vote of the Board of Directors.

On October 28, 2005, the Scudder Aggressive Growth - B sub-account was renamed Scudder Mid Cap Growth - B sub-account through vote of the Board of Directors in order to reflect a name change of the corresponding underlying Portfolio.

On February 6, 2006, the Scudder Conservative Income - B sub-account was renamed Scudder Income Allocation - B sub-account through a vote of the Board of Directors.

On February 6, 2006, the Scudder Growth & Income - B sub-account was renamed Scudder Moderate Allocation - B sub-account through a vote of the Board of Directors.

On February 6, 2006, the Scudder Income & Growth - B sub-account was renamed Scudder Conservative Allocation - B sub-account through a vote of the Board of Directors.

On February 6, 2006, the Scudder Growth Strategy - B sub-account was renamed Scudder Growth Allocation - B sub-account through a vote of the Board of Directors.

On February 16, 2006, the Index Allocation - B sub-account commenced operations through a vote of the Board or Directors.

On May 1, 2006, the Growth & Income sub-account was renamed U.S. Core through a vote of the Board of Directors.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

1. ORGANIZATION (CONTINUED)

On May 1, 2006, the Global Equity - B sub-account was renamed Global Trust sub-account through a vote of the Board of Directors.

On May 1, 2006, the Pacific Rim Emerging Markets sub-account was renamed Pacific Rim sub-account through a vote of the Board of Directors.

On May 1, 2006, the International Stock sub-account was renamed International Core sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Aggressive 1000 sub-account was renamed Lifestyle Aggressive sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Growth 820 sub-account was renamed Lifestyle Growth sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Balanced 640 sub-account was renamed Lifestyle Balanced sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Moderate 460 sub-account was renamed Lifestyle Moderate sub-account through a vote of the Board of Directors.

On May 1, 2006, the Lifestyle Conservative 280 sub-account was renamed Lifestyle Conservative sub-account through a vote of the Board of Directors.

On May 1, 2006, the Large Cap Growth sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Capital Appreciation sub-account.

On September 18, 2006, the Scudder Dreman Financial Services - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Dreman High Return - B sub-account.

On September 18, 2006, the Scudder MFS Strategic Value - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Dreman High Return - B sub-account.

On September 18, 2006, the Scudder Income Allocation - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to Scudder Conservative Income - B sub-account.

On December 1 2006, the Large Cap Value - A sub-account commenced operations through a vote of the Board of Directors.

On December 4, 2006, the Mid Cap Core - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Mid Cap Index - B sub-account.

On December 4, 2006, the Strategic Value - A sub-account and Strategic Value - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Large Cap Value - A sub-account and Large Cap Value - B sub-account.

On December 6 2006, the Scudder Salomon Aggressive Growth - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Capital Growth sub-account.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

1. ORGANIZATION (CONTINUED)

On December 6, 2006, the Scudder Janus Growth Opportunities - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Capital Growth - B sub-account.

On December 6, 2006, the Scudder Mercury Large Cap Core - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Growth and Income - B sub-account.

On December 6, 2006, the Scudder Oak Strategic Equity - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder Capital Growth - B sub-account.

On December 6, 2006, the Scudder Templeton Foreign Value - B sub-account ceased operations through a vote of the Board of Directors. The funds were transferred to the Scudder International - B sub-account.

In addition to the Account, a contract owner may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

VALUATION OF INVESTMENTS

Investments made in the Portfolios of the Trust and of the outside Trusts are valued at the reported net asset values of such Portfolios. Investment transactions are recorded on the trade date. Income from dividends, and gains from realized gain distributions are recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

Annuity reserves are computed for contracts under which periodic benefit payments are being made according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 4%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Account by the Company.

FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of this decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Account.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPENSES

The Company assumes mortality and expense risk of the Contracts and provides administrative charges to the account for which asset charges are deducted at various rates ranging from 0.05% to 1.50%, depending on the type of contract, of net assets of the sub-account.

The Company makes certain other deductions from contract owner payments for premium taxes, guaranteed minimum death benefits, sales charges on purchases and the surrender fee and annual contract fee, which are accounted for as a reduction of net assets resulting from contract owner transactions.

AMOUNTS RECEIVABLE/PAYABLE

Receivables/Payables from/to Portfolios/the Company are due to unsettled contract transactions (net of asset-based charges) and/or subsequent/preceding purchases/sales of the respective Portfolios' shares. The amounts are due from/to either the respective Portfolio and/or the Company for the benefit of contract owners. There are no unsettled policy transactions at December 31, 2006.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 157, FAIR VALUE MEASUREMENTS ("SFAS 157")

In September 2006, the FASB issued SFAS No. 157. This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not discuss when to use fair value accounting. SFAS No. 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy.

SFAS No. 157 will be effective for the Company beginning January 1, 2008 and will then be generally prospectively applicable. The Company is still evaluating the impact SFAS No. 157 will have on its consolidated financial position or results of operations.

3. TRANSACTIONS WITH AFFILIATES

The Company has an Administrative Services Agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the Account. The Company has underwriting and distribution agreements with its affiliate, John Hancock Distributors, LLC (JH Distributors). JH Distributors is 60% owned by the Company and 40% owned by John Hancock Life Insurance Company of New York (JHNY). JHNY is a wholly owned subsidiary of the Company.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS

The details of the shares owned and cost and value of investments in the Portfolios of the Trust and the Outside Trusts at December 31, 2006 were as follows:

                                                          Details of Investments
                                               --------------------------------------------
Sub-account                                    Shares Owned       Cost            Value
-----------                                    ------------  --------------  --------------
Strategic Opportunities -- A                     22,984,707  $  275,172,331  $  307,765,231
Strategic Opportunities -- B                      1,725,890      17,201,816      23,023,373
Investment Quality Bond -- A                     11,735,359     140,926,607     136,834,282
Investment Quality Bond -- B                      9,957,677     117,475,015     115,907,365
U.S. Core -- A                                   33,644,697     806,684,208     728,071,238
U.S. Core -- B                                    3,628,087      74,614,601      78,112,703
Blue Chip Growth -- A                            28,593,802     453,121,199     554,433,820
Blue Chip Growth -- B                             8,001,299     125,750,636     154,585,091
Money Market -- A                                31,144,031     311,440,313     311,440,313
Money Market -- B                                30,588,029     305,880,291     305,880,291
Global Trust -- A                                13,578,740     181,734,202     260,711,806
Global Trust -- B                                 1,876,922      27,147,644      35,849,220
Global Bond -- A                                  6,521,185      94,512,356      97,361,289
Global Bond -- B                                 12,286,497     182,437,826     182,700,208
U.S. Government Securities -- A                  10,114,367     138,798,715     136,847,385
U.S. Government Securities -- B                   5,513,890      74,828,702      74,547,788
Income & Value -- A                              27,276,861     274,526,054     330,322,781
Income & Value -- B                               7,592,010      78,864,814      91,331,878
Equity-Income -- A                               35,757,598     533,629,854     662,230,708
Equity-Income -- B                               15,294,551     235,232,687     282,031,516
Strategic Bond -- A                              11,234,057     127,197,762     135,033,371
Strategic Bond -- B                               8,091,025      94,738,144      97,092,302
All Cap Core -- A                                 7,343,510      96,142,474     143,932,795
All Cap Core -- B                                   515,984       8,307,580      10,072,010
All Cap Growth -- A                              11,506,416     161,161,945     205,159,404
All Cap Growth -- B                               1,456,504      21,175,823      25,736,425
International Small Cap -- A                      5,176,411      79,587,566     125,838,552
International Small Cap -- B                      2,147,717      41,518,518      52,296,908
Pacific Rim -- A                                  4,286,944      46,169,426      55,901,754
Pacific Rim -- B                                  3,058,045      35,942,216      39,723,999
Science & Technology -- A                        16,763,446     174,844,224     208,201,998
Science & Technology -- B                         4,449,407      50,135,992      54,950,175
Emerging Small Company -- A                       3,347,917      86,228,713      98,495,711
Emerging Small Company -- B                       1,644,333      45,493,319      47,965,200
International Core -- A                           6,149,440      62,232,243      93,287,011
International Core -- B                           2,803,697      34,869,218      42,672,268
Value -- A                                        7,952,062     140,408,733     180,670,849
Value -- B                                        2,399,500      48,238,348      54,276,690
Real Estate Securities -- A                       6,718,073     150,189,870     185,687,524
Real Estate Securities -- B                       5,567,974     128,342,915     153,620,407
High Yield -- A                                  10,888,763     109,118,300     116,074,217
High Yield -- B                                   8,300,686      83,800,868      88,817,338
Lifestyle Aggressive -- A                        18,995,736     209,279,535     214,081,947
Lifestyle Aggressive -- B                        27,554,466     304,209,336     309,161,108
Lifestyle Growth -- A                            63,100,434     780,795,610     879,620,045
Lifestyle Growth -- B                           637,284,492   8,267,827,803   8,845,508,747
Lifestyle Balanced -- A                          71,226,869     885,329,451     985,779,872
Lifestyle Balanced -- B                         484,657,517   6,287,419,414   6,683,427,162
Lifestyle Moderate -- A                          22,710,984     284,421,310     303,645,863

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS--(CONTINUED)

The details of the shares owned and cost and value of investments in the Portfolios of the Trust and the Outside Trusts at December 31, 2006 were as follows:

                                                          Details of Investments
                                               --------------------------------------------
Sub-account                                    Shares Owned       Cost           Value
-----------                                    ------------  --------------  --------------
Lifestyle Moderate -- B                         104,186,668  $1,335,790,619  $1,387,766,421
Lifestyle Conservative -- A                      10,874,787     141,835,597     146,048,384
Lifestyle Conservative -- B                      33,996,507     447,291,094     454,533,302
Small Company Value -- A                          9,798,529     178,678,560     214,489,802
Small Company Value -- B                          7,917,035     149,914,966     172,274,684
International Value -- A                         18,676,184     271,460,468     361,944,454
International Value -- B                         11,818,616     169,385,706     228,099,289
Total Return -- A                                20,725,834     288,348,166     286,638,279
Total Return -- B                                15,648,322     217,079,565     215,790,354
U.S. Large Cap Value -- A                        16,984,539     210,483,207     275,659,074
U.S. Large Cap Value -- B                         6,254,594      77,589,447     101,074,243
Mid Cap Stock -- A                               17,956,381     229,400,203     304,719,779
Mid Cap Stock -- B                                9,627,172     128,357,019     161,929,029
Global Allocation -- A                            5,185,797      51,495,505      66,274,487
Global Allocation -- B                           14,302,194     159,178,138     181,780,885
Dynamic Growth -- A                              13,276,266      53,551,934      80,188,645
Dynamic Growth -- B                               5,164,250      24,427,808      30,933,855
Total Stock Market Index -- A                     2,319,368      23,278,815      30,453,298
Total Stock Market Index -- B                     2,310,850      24,401,257      30,202,803
500 Index -- A                                   11,347,389     107,789,721     139,913,308
500 Index -- B                                    7,765,287      75,262,538      95,202,414
Mid Cap Index -- A                                3,700,515      59,551,704      69,717,699
Mid Cap Index -- B                                3,770,391      63,417,843      70,694,831
Small Cap Index -- A                              2,389,364      32,859,087      40,547,500
Small Cap Index -- B                              2,636,948      35,886,849      44,538,049
Capital Appreciation -- A                        24,101,690     215,031,210     218,602,333
Capital Appreciation -- B                        11,154,706      99,106,799     100,280,811
Health Sciences -- A                              4,584,345      64,774,355      72,020,065
Health Sciences -- B                              4,681,749      67,414,249      72,848,017
Financial Services -- A                           2,405,744      33,770,307      45,179,873
Financial Services -- B                           2,983,469      41,948,841      55,701,359
Quantitative Mid Cap -- A                           913,639      11,114,353       9,867,298
Quantitative Mid Cap -- B                           910,542      10,968,674       9,697,275
All Cap Value -- A                                4,455,699      57,208,812      58,057,755
All Cap Value -- B                                4,424,272      56,987,466      57,471,289
Utilities -- A                                    3,751,129      46,702,414      54,991,555
Utilities -- B                                    4,024,544      49,704,285      58,597,360
Mid Cap Value -- A                               11,261,968     171,929,868     197,760,166
Mid Cap Value -- B                               10,982,654     169,833,084     191,976,798
Fundamental Value -- A                           10,418,580     129,653,206     175,240,516
Fundamental Value -- B                           21,122,511     289,671,605     353,590,830
Emerging Growth -- B                                901,050      11,382,373      11,308,182
Natural Resources -- B                            7,037,252     210,242,872     222,306,785
Quantitative All Cap -- B                           190,072       3,208,994       3,293,950
Large Cap Value -- B                              2,381,235      51,289,123      54,673,160
Small Cap Opportunities -- A                      3,608,063      73,316,215      88,036,741
Small Cap Opportunities -- B                      2,756,541      55,832,366      66,873,689
Special Value -- B                                  319,142       5,973,614       6,223,274
Real Return Bond -- B                             7,562,574     101,371,337      97,632,831
American International -- B                      34,434,117     680,214,588     856,032,147
American Growth -- B                             61,206,916   1,059,243,624   1,324,517,659

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS--(CONTINUED)

The details of the shares owned and cost and value of investments in the Portfolios of the Trust and the Outside Trusts at December 31, 2006 were as follows:


                                                         Details of Investments
                                               ----------------------------------------
                                                 Shares
Sub-account                                       Owned        Cost           Value
-----------                                    ----------  ------------  --------------
American Blue-Chip Income & Growth -- B         9,696,636  $151,593,130  $  177,060,573
American Growth-Income -- B                    54,360,456   910,004,805   1,094,819,585
American Bond -- B                             35,784,545   454,172,243     475,934,445
American Century - Small Company -- B             551,965     8,212,370       7,959,340
PIMCO VIT All Asset                             3,438,945    40,589,475      40,166,872
Core Equity B                                   3,177,405    44,501,117      47,851,722
Classic Value B                                 2,111,725    32,360,190      34,188,835
Quantitative Value -- B                           336,111     4,823,874       5,139,138
U.S. Global Leaders Growth-- A                  2,404,627    29,617,922      31,620,847
U.S. Global Leaders Growth-- B                  1,958,687    23,996,209      25,697,974
John Hancock Strategic Income B                 1,316,274    17,593,640      17,466,961
John Hancock International Equity Index-- A     2,301,546    39,396,170      48,746,742
John Hancock International Equity Index-- B     1,892,085    30,902,660      39,998,672
Active Bond-- A                                11,551,493   110,894,383     114,128,749
Active Bond-- B                                49,596,832   477,489,643     489,520,731
CGTC Overseas Equity -- B                         473,695     6,207,324       6,821,207
Independence Investment LLC Small Cap-- B          92,012     1,315,575       1,298,296
Marisco International Opportunities-- B         2,256,291    37,063,926      40,996,807
T Rowe Price Mid Value-- B                      1,135,198    14,217,327      15,484,097
UBS Large Cap-- B                                 110,663     1,600,097       1,732,989
U.S. High Yield-- B                               187,830     2,431,997       2,539,468
Wellington Small Cap Growth -- B                2,603,741    28,274,404      29,890,947
Wellington Small Cap Value -- B                 3,259,788    64,197,431      66,825,650
Wells Capital Core Bond-- B                       118,007     1,464,844       1,493,972
Index Allocation-- B                            7,214,881    91,876,018      96,462,961
Large Cap Value -- A                            3,046,750    69,194,856      70,288,522
Scudder Capital Growth -- B                     4,431,281    71,907,070      80,427,752
Scudder Global Discovery -- B                   1,150,165    13,749,968      20,622,452
Scudder Growth & Income -- B                    2,605,123    23,292,447      28,395,845
Scudder Health Sciences -- B                      965,375    10,924,521      13,090,480
Scudder International -- B                      2,592,652    24,047,549      34,689,681
Scudder Mid Cap Growth -- B                       347,384     3,397,717       4,297,141
Scudder Blue Chip -- B                          1,810,629    22,543,885      29,187,334
Scudder Contarian Value -- B                    1,516,850    22,394,674      27,212,286
Scudder Global Blue Chip -- B                     842,116    10,450,627      14,635,977
Scudder Government Securities -- B              2,018,928    24,741,406      24,731,872
Scudder High Income -- B                        4,443,979    36,132,646      37,240,540
Scudder International Select Equity -- B        2,166,212    23,434,224      35,222,605
Scudder Fixed Income -- B                       5,092,840    60,229,487      60,299,222
Scudder Money Market -- B                      31,819,591    31,819,591      31,879,547
Scudder Small Cap Growth -- B                   1,895,927    22,197,680      26,467,142
Scudder Technology Growth -- B                  1,014,994     8,738,108       9,388,693
Scudder Total Return -- B                         830,251    17,473,787      20,283,044
Scudder Davis Venture Value -- B                3,419,263    35,905,655      48,621,917
Scudder Dreman High Return Equity -- B          9,163,019   110,404,105     137,628,544
Scudder Dreman Small Cap Value -- B             2,518,866    43,650,316      57,631,663
Scudder Janus Growth & Income -- B              2,049,241    18,995,752      24,222,023
Scudder Turner Mid Cap Growth -- B              1,740,642    16,336,462      18,694,499
Scudder Real Estate -- B                          942,236    13,868,855      21,058,965
Scudder Strategic Income -- B                   1,123,423    12,814,332      13,188,983

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS--(CONTINUED)

The details of the shares owned and cost and value of investments in the Portfolios of the Trust and the Outside Trusts at December 31, 2006 were as follows:

                                                          Details of Investments
                                                --------------------------------------
                                                  Shares
Sub-account                                        Owned        Cost          Value
-----------                                     ----------  ------------  ------------
Scudder Moderate Allocation -- B                 9,499,532  $105,040,737  $117,984,183
Scudder Conservative Allocation -- B             2,671,496    29,376,324    31,683,937
Scudder Growth Allocation -- B                  10,925,253   123,270,252   141,372,774
Scudder Bond -- B                                   84,745       582,826       594,065
Scudder Equity Index 500-- B                     2,463,147    32,324,381    36,848,675
Alger American Balanced -- B                     1,924,832    25,406,285    27,525,102
Alger American Leveraged All Cap -- B              257,461     7,678,805    10,548,174
Credit Suisse Emerging Markets -- B                822,793    11,271,246    17,978,024
Credit Suisse Global Post Venture Capital -- B     236,754     2,800,830     3,470,821
Dreyfus Socially Responsible Growth Fund -- B       69,132     1,576,269     1,950,910
Dreyfus IP Midcap Stock -- B                     2,143,341    34,476,927    37,122,658
Invesco Utilities -- B                             318,573     5,255,890     6,763,297
Basic Value Focus -- A                           1,781,032    24,645,374    28,247,174
Small Cap Value Focus -- A                         641,966    15,237,009    14,989,907
ML Global Allocation -- B                          119,818     1,346,831     1,770,909

             JOHN HANCOCK LIFE INSURANCE COMPANY SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS--(CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and the outside Trusts during 2006 were as follows:

Sub-account                                      Purchases       Sales
-----------                                    ------------  ------------
Strategic Opportunities -- A                   $  4,322,033  $ 81,555,784
Strategic Opportunities -- B                      2,688,235     6,541,685
Investment Quality Bond -- A                     17,306,035    43,591,091
Investment Quality Bond -- B                     55,812,300    11,506,238
U.S. Core -- A                                  111,659,980   226,621,173
U.S. Core -- B                                   13,962,418    22,781,095
Blue Chip Growth -- A                            12,225,767   151,582,347
Blue Chip Growth -- B                            14,904,442    33,584,939
Money Market -- A                               341,333,242   328,283,602
Money Market -- B                               557,103,902   460,922,782
Global Trust -- A                                 9,426,564    58,098,060
Global Trust -- B                                 8,961,313    11,244,939
Global Bond -- A                                 18,328,646    37,905,348
Global Bond -- B                                 72,260,032    27,327,982
U.S. Government Securities -- A                  20,467,326    52,977,839
U.S. Government Securities -- B                  20,545,658    34,610,758
Income & Value -- A                              16,290,818    92,505,239
Income & Value -- B                              12,725,392    26,055,446
Large Cap Growth -- A                             3,289,063   235,845,291
Large Cap Growth -- B                             2,650,329    82,245,630
Equity-Income -- A                               78,599,832   165,613,334
Equity-Income -- B                               52,994,816    67,353,752
Strategic Bond -- A                              22,814,740    41,504,658
Strategic Bond -- B                              24,518,517    27,112,929
All Cap Core -- A                                 5,627,687    44,891,127
All Cap Core -- B                                 3,193,350     4,491,211
All Cap Growth -- A                               2,936,216    52,390,027
All Cap Growth -- B                               3,190,264     8,130,757
International Small Cap -- A                     19,336,147    33,088,391
International Small Cap -- B                     26,743,388    27,113,059
Pacific Rim -- A                                 21,311,305    33,379,453
Pacific Rim -- B                                 29,740,073    40,616,403
Science & Technology -- A                         9,884,985    66,383,232
Science & Technology -- B                        14,326,172    17,861,892
Emerging Small Company -- A                      14,125,882    37,596,866
Emerging Small Company -- B                      11,534,073    27,595,153
International Core -- A                          19,727,136    27,033,970
International Core -- B                          21,785,361    16,711,791
Value -- A                                       51,710,616    57,292,185
Value -- B                                       33,443,980    23,908,957
Real Estate Securities -- A                      60,172,551    51,718,049
Real Estate Securities -- B                      60,950,772    45,313,260
High Yield -- A                                  37,390,273    60,043,891
High Yield -- B                                  33,026,963    44,133,519
Lifestyle Aggressive -- A                       113,893,437    54,199,322
Lifestyle Aggressive -- B                       131,229,765    58,714,698

             JOHN HANCOCK LIFE INSURANCE COMPANY SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS--(CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and the outside Trusts during 2006 were as follows:

Sub-account                                       Purchases        Sales
-----------                                    --------------  ------------
Lifestyle Growth -- A                          $  298,399,460  $200,513,154
Lifestyle Growth -- B                           4,284,924,508    78,635,464
Lifestyle Balanced -- A                           277,148,171   188,753,806
Lifestyle Balanced -- B                         2,548,508,778    92,722,107
Lifestyle Moderate -- A                            92,919,761    78,461,026
Lifestyle Moderate -- B                           465,418,756    85,601,249
Lifestyle Conservative -- A                        65,218,044    72,945,537
Lifestyle Conservative -- B                       202,584,407   119,593,101
Small Company Value -- A                           56,693,304    68,629,746
Small Company Value -- B                           49,383,707    52,595,964
International Value -- A                           51,166,414    91,988,792
International Value -- B                           48,864,584    55,382,859
Total Return -- A                                  29,038,181    82,734,840
Total Return -- B                                  35,400,237    69,257,250
U.S. Large Cap Value -- A                          13,541,224    88,239,713
U.S. Large Cap Value -- B                           9,206,283    33,017,846
Mid Cap Stock -- A                                 33,431,264    81,636,095
Mid Cap Stock -- B                                 33,344,320    43,502,081
Global Allocation -- A                             10,901,956    14,128,344
Global Allocation -- B                             75,403,176    15,295,489
Dynamic Growth -- A                                 6,099,828    30,335,993
Dynamic Growth -- B                                 6,225,678    18,797,245
Total Stock Market Index -- A                       4,546,662     9,187,133
Total Stock Market Index -- B                       4,641,873     9,476,405
500 Index -- A                                     15,685,859    52,590,684
500 Index -- B                                      9,667,007    38,294,492
Mid Cap Index -- A                                 23,550,014    22,525,325
Mid Cap Index -- B                                 30,717,174    17,608,243
Small Cap Index -- A                                5,806,282    13,626,117
Small Cap Index -- B                                6,229,254    13,977,090
Capital Appreciation -- A                         232,249,098    53,521,029
Capital Appreciation -- B                          89,423,920    28,972,794
Health Sciences -- A                               21,381,368    27,129,268
Health Sciences -- B                               23,490,689    26,049,972
Financial Services -- A                            15,125,914    15,741,904
Financial Services -- B                            19,735,568    13,346,765
Quantitative Mid Cap -- A                           7,314,364     8,918,033
Quantitative Mid Cap -- B                           8,518,021     9,048,623
All Cap Value -- A                                 21,187,175    18,302,090
All Cap Value -- B                                 20,830,602    15,006,327
Strategic Value -- A                                7,188,244    29,945,429
Strategic Value -- B                                6,419,393    25,993,077
Utilities -- A                                     24,376,213    23,828,644
Utilities -- B                                     26,228,040    23,059,225
Mid Cap Value -- A                                 48,634,719    65,449,970
Mid Cap Value -- B                                 47,237,284    61,238,580
Fundamental Value -- A                             24,118,272    40,574,389

             JOHN HANCOCK LIFE INSURANCE COMPANY SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS--(CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and the outside Trusts during 2006 were as follows:

Sub-account                                      Purchases       Sales
-----------                                    ------------  ------------
Fundamental Value -- B                         $112,629,786  $ 34,049,574
Emerging Growth -- B                             21,275,400    14,049,466
Natural Resources -- B                          153,806,903   119,273,799
Mid Cap Core -- B                                16,632,702    46,987,518
Quantitative All Cap -- B                         1,549,487     1,372,378
Large Cap Value -- B                             95,341,066    82,033,264
Small Cap Opportunities -- A                      9,658,096    31,860,523
Small Cap Opportunities -- B                      9,939,690    21,931,575
Special Value -- B                                2,702,262     3,756,400
Real Return Bond -- B                            23,060,024    49,381,935
American International -- B                     257,345,758    75,353,401
American Growth -- B                            294,552,762    94,990,160
American Blue-Chip Income & Growth -- B          23,502,453    35,551,109
American Growth-Income -- B                     258,861,121    64,022,149
American Bond -- B                              347,041,900    17,589,621
American Century - Small Company -- B             4,416,658    20,611,500
PIMCO VIT All Asset                              16,133,490    30,249,760
Core Equity B                                    14,667,697    18,267,310
Classic Value B                                  28,181,212    11,919,056
Quantitative Value -- B                           4,010,207     2,065,928
U.S. Global Leaders Growth-- A                    2,999,589     9,385,561
U.S. Global Leaders Growth-- B                    2,087,067     8,397,906
John Hancock Strategic Income B                   7,882,714     5,351,266
John Hancock International Equity Index-- A      25,477,533    13,499,224
John Hancock International Equity Index -- B     13,423,493    11,838,690
Active Bond-- A                                   9,482,283    36,273,863
Active Bond-- B                                  49,082,521    61,057,736
CGTC Overseas Equity -- B                         7,183,670     5,453,384
Independence Investment LLC Small Cap-- B         1,733,614       979,129
Marisco International Opportunities-- B          42,868,259    18,472,533
T Rowe Price Mid Value-- B                       13,374,172     3,790,581
UBS Large Cap-- B                                 1,450,213       698,405
U.S. High Yield-- B                               4,119,573     2,984,340
Wellington Small Cap Growth -- B                 36,287,990    27,688,516
Wellington Small Cap Value -- B                  54,620,984    22,049,061
Wells Capital Core Bond-- B                       1,704,429       936,736
Index Allocation-- B                             97,527,944     5,697,726
Large Cap Value Porflio-- A                      22,736,516     1,752,716
Scudder Capital Growth -- B                      31,240,057    10,702,621
Scudder Global Discovery -- B                     3,012,132     4,805,641
Scudder Growth & Income -- B                      3,220,869     5,647,075
Scudder Health Sciences -- B                      1,584,284     3,546,712
Scudder International -- B                        6,289,928     7,943,381
Scudder Mid Cap Growth -- B                         648,568       885,352
Scudder Blue Chip -- B                            4,517,605     5,739,549
Scudder Contarian Value -- B                      1,457,694     6,104,185
Scudder Global Blue Chip -- B                     4,437,590     3,314,935

             JOHN HANCOCK LIFE INSURANCE COMPANY SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

4. DETAILS OF INVESTMENTS--(CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and the outside Trusts during 2006 were as follows:

Sub-account                                      Purchases      Sales
-----------                                     -----------  -----------
Scudder Government Securities -- B              $ 3,127,833  $15,642,022
Scudder High Income -- B                         10,024,333   12,736,650
Scudder International Select Equity -- B          3,668,073    8,117,757
Scudder Fixed Income -- B                         9,948,655   15,593,805
Scudder Money Market -- B                        42,984,283   45,935,695
Scudder Small Cap Growth -- B                     2,859,497    6,019,978
Scudder Technology Growth -- B                    1,277,480    2,897,959
Scudder Total Return -- B                         1,408,408    4,490,247
Scudder Davis Venture Value -- B                  3,959,927    9,734,769
Scudder Dreman Financial Services -- B            3,130,302   12,786,396
Scudder Dreman High Return Equity -- B           44,328,750   20,771,109
Scudder Dreman Small Cap Value -- B               8,304,012   14,532,221
Scudder Salomon Aggressive Growth -- B            3,001,987    8,018,932
Scudder Janus Growth & Income -- B                2,916,855    5,137,028
Scudder Janus Growth Opportunities -- B           1,555,628    9,805,473
Scudder MFS Strategic Value -- B                  2,918,214   27,701,602
Scudder Oak Strategic Equity -- B                 1,236,776   15,884,602
Scudder Turner Mid Cap Growth -- B                4,721,469    5,393,538
Scudder Real Estate -- B                          2,439,435    6,200,535
Scudder Strategic Income -- B                     2,940,216    4,136,944
Scudder Income Allocation-- B                     2,371,629    8,497,910
Scudder Moderate Allocation-- B                  12,111,589   19,355,635
Scudder Conservative Allocation-- B              11,091,639    8,120,840
Scudder Growth Allocation-- B                    16,928,241   26,895,258
Scudder Templeton Foreign Value-- B               1,871,882    2,823,717
Scudder Mercury Large Cap Core-- B                  508,691    1,635,238
Scudder Bond -- B                                10,528,037   16,854,309
Scudder Equity Index 500-- B                        591,975      196,995
Alger American Balanced -- B                      3,242,903    6,281,320
Alger American Leveraged All Cap -- B             1,555,633    2,172,761
Credit Suisse Emerging Markets -- B               3,465,383    5,018,287
Credit Suisse Global Post Venture Capital -- B      793,271    1,461,181
Dreyfus Socially Responsible Growth -- B          9,317,583    8,919,447
Dreyfus IP Midcap Stock -- B                        159,970      505,011
Invesco Utilities -- B                            1,632,194    2,431,595
Basic Value Focus -- A                            3,601,284    8,352,609
Small Cap Value Focus -- A                        2,673,269    3,490,714
ML Global Allocation -- B                           110,474      240,305

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENT - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                 Dividend Income Distribution  Capital Gain Distribution            Total
                                 ----------------------------  -------------------------  -------------------------
Sub-account                            2006         2005            2006         2005         2006          2005
-----------                      -------------  -------------  ------------  -----------  ------------  -----------
Strategic Opportunities -- A      $    38,769    $ 1,603,869    $        --  $        --  $     38,769  $ 1,603,869
Strategic Opportunities -- B               --         65,112             --           --            --       65,112
Investment Quality Bond -- A        9,257,285     10,698,032             --           --     9,257,285   10,698,032
Investment Quality Bond -- B        4,866,748      2,656,043             --           --     4,866,748    2,656,043
U.S. Core -- A                      9,952,003     14,079,247     95,657,851   21,828,438   105,609,854   35,907,685
U.S. Core -- B                        879,735      1,173,802     10,083,242    2,111,930    10,962,977    3,285,732
Blue Chip Growth -- A               1,251,057      2,803,758             --           --     1,251,057    2,803,758
Blue Chip Growth -- B                  53,861             --             --           --        53,861           --
Money Market -- A                  14,370,942      8,930,943             --                 14,370,942    8,930,943
Money Market -- B                  12,967,533      5,035,936             --           --    12,967,533    5,035,936
Global Trust -- A                   3,511,373      3,420,545             --           --     3,511,373    3,420,545
Global Trust -- B                     408,290        310,477             --           --       408,290      310,477
Global Bond -- A                           --      6,151,213      1,376,896    1,115,638     1,376,896    7,266,851
Global Bond -- B                           --      4,703,408      1,812,487      935,708     1,812,487    5,639,116
U.S. Government Securities -- A     7,793,871      3,664,474             --    3,875,160     7,793,871    7,539,634
U.S. Government Securities -- B     4,030,424      1,499,605             --    2,064,510     4,030,424    3,564,115
Income & Value -- A                 7,291,176      7,360,795             --           --     7,291,176    7,360,795
Income & Value -- B                 1,748,202      1,668,169             --           --     1,748,202    1,668,169
Large Cap Growth -- A                 832,184      1,882,286             --           --       832,184    1,882,286
Large Cap Growth -- B                 106,783        475,663             --           --       106,783      475,663
Equity-Income -- A                 10,239,372      9,474,792     42,130,440   26,187,707    52,369,812   35,662,499
Equity-Income -- B                  3,653,225      2,485,660     16,861,755    9,210,825    20,514,980   11,696,485
Strategic Bond -- A                 9,591,649      4,833,804             --           --     9,591,649    4,833,804
Strategic Bond -- B                 6,516,829      1,770,406             --           --     6,516,829    1,770,406
All Cap Core -- A                   1,107,275      1,346,086             --           --     1,107,275    1,346,086
All Cap Core -- B                      57,978         73,026             --           --        57,978       73,026
All Cap Growth -- A                        --             --             --           --            --           --
All Cap Growth -- B                        --             --             --           --            --           --
International Small Cap -- A        1,371,811      1,094,368             --           --     1,371,811    1,094,368
International Small Cap -- B          482,075        105,342             --           --       482,075      105,342
Pacific Rim -- A                      573,040        409,890             --           --       573,040      409,890
Pacific Rim -- B                      332,651        200,757             --           --       332,651      200,757
Science & Technology -- A                  --             --             --           --            --           --
Science & Technology -- B                  --             --             --           --            --           --
Emerging Small Company -- A                --             --      6,346,100           --     6,346,100           --
Emerging Small Company -- B                --             --      3,400,026           --     3,400,026           --

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENT - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS--(CONTINUED)

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                Dividend Income Distribution  Capital Gain Distribution            Total
                                ----------------------------  -------------------------  --------------------------
Sub-account                          2006           2005          2006          2005         2006          2005
-----------                     -------------  -------------  ------------  -----------  ------------  ------------
International Core -- A          $    518,044   $   663,963   $  3,940,525  $        --  $  4,458,569  $    663,963
International Core -- B               150,552            --      1,458,802           --     1,609,354            --
Value -- A                            661,048     1,116,742     24,499,393           --    25,160,441     1,116,742
Value -- B                             88,350       164,384      6,126,383           --     6,214,733       164,384
Real Estate Securities -- A         3,009,172     3,301,373     28,712,975   22,759,202    31,722,147    26,060,575
Real Estate Securities -- B         2,150,713     1,898,002     22,379,629   17,036,840    24,530,342    18,934,842
High Yield -- A                     8,001,088     7,987,982             --           --     8,001,088     7,987,982
High Yield -- B                     5,830,292     4,463,670             --           --     5,830,292     4,463,670
Lifestyle Aggressive -- A          15,076,427     3,242,754     39,925,857    2,507,125    55,002,284     5,749,879
Lifestyle Aggressive -- B          22,341,170     4,776,651     59,299,711    3,689,123    81,640,881     8,465,774
Lifestyle Growth -- A              48,435,194    19,540,888     55,287,500    4,307,676   103,722,694    23,848,564
Lifestyle Growth -- B             341,548,375    66,751,441    389,986,486   14,475,261   731,534,861    81,226,702
Lifestyle Balanced -- A            50,172,557    32,346,156     59,763,220   13,110,589   109,935,777    45,456,745
Lifestyle Balanced -- B           263,012,828    93,223,557    312,931,447   37,425,621   575,944,275   130,649,178
Lifestyle Moderate -- A            13,444,614    11,330,198     13,261,995    7,903,105    26,706,609    19,233,303
Lifestyle Moderate -- B            50,641,480    27,320,194     49,924,164   19,064,467   100,565,644    46,384,661
Lifestyle Conservative -- A         6,744,725     7,388,101      4,356,362    4,753,329    11,101,087    12,141,430
Lifestyle Conservative -- B        17,992,131    13,949,632     11,615,321    8,977,496    29,607,452    22,927,128
Small Company Value -- A              155,437       701,532     35,840,666    4,171,776    35,996,103     4,873,308
Small Company Value -- B                   --       119,470     28,080,440    2,965,815    28,080,440     3,085,285
International Value -- A            6,338,743     1,787,811     15,205,758    2,340,419    21,544,501     4,128,230
International Value -- B            3,445,551     1,062,471      9,021,092    2,021,075    12,466,643     3,083,546
Total Return -- A                  10,870,552     8,968,032             --    9,238,583    10,870,552    18,206,615
Total Return -- B                   7,716,064     5,306,182             --    6,437,718     7,716,064    11,743,900
U.S. Large Cap Value -- A           1,736,856     1,514,902             --           --     1,736,856     1,514,902
U.S. Large Cap Value -- B             432,956       141,599             --           --       432,956       141,599
Mid Cap Stock -- A                         --            --     13,402,497    5,985,964    13,402,497     5,985,964
Mid Cap Stock -- B                         --            --      6,709,959    3,960,950     6,709,959     3,960,950
Global Allocation -- A                659,168       594,045             --           --       659,168       594,045
Global Allocation -- B              1,058,209       520,035             --           --     1,058,209       520,035
Total Stock Market Index -- A         298,571       374,515        159,712           --       458,283       374,515
Total Stock Market Index -- B         262,683       273,846        167,716           --       430,399       273,846
500 Index -- A                      1,409,818     2,727,457             --           --     1,409,818     2,727,457
500 Index -- B                        823,264     1,646,881             --           --       823,264     1,646,881
Mid Cap Index -- A                    410,208       340,736      2,865,971    2,225,085     3,276,179     2,565,821
Mid Cap Index -- B                    254,420       178,458      2,472,166    1,785,574     2,726,586     1,964,032
Small Cap Index -- A                  220,429       245,510      1,191,090    1,659,561     1,411,519     1,905,071
Small Cap Index -- B                  157,206       158,706      1,286,246    1,634,333     1,443,452     1,793,039
Capital Appreciation -- A                  --            --      4,764,620           --     4,764,620            --
Capital Appreciation -- B                  --            --      4,760,482           --     4,760,482            --

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENT - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS--(CONTINUED)

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                Dividend Income Distribution  Capital Gain Distribution            Total
                                ----------------------------  -------------------------  ------------------------
Sub-account                          2006           2005          2006          2005         2006         2005
-----------                     -------------  -------------  ------------  -----------  -----------  -----------
Health Sciences -- A             $       --      $       --    $ 7,315,164  $ 5,559,948  $ 7,315,164  $ 5,559,948
Health Sciences -- B                     --              --      7,370,400    5,064,190    7,370,400    5,064,190
Financial Services -- A             134,656         141,076            738           --      135,394      141,076
Financial Services -- B              88,818          75,218            845           --       89,663       75,218
Quantitative Mid Cap -- A                --              --      4,494,059           --    4,494,059           --
Quantitative Mid Cap -- B                --              --      4,732,930           --    4,732,930           --
All Cap Value -- A                  595,135         344,500     13,264,952    2,418,750   13,860,087    2,763,250
All Cap Value -- B                  470,642          67,431     12,663,319    2,173,367   13,133,961    2,240,798
Strategic Value -- A                641,663         228,401      5,670,507    2,784,866    6,312,170    3,013,267
Strategic Value -- B                480,635          86,150      4,910,671    2,240,319    5,391,306    2,326,469
Utilities -- A                    1,081,136         198,517      5,654,947    2,532,366    6,736,083    2,730,883
Utilities -- B                    1,067,938         123,192      6,040,657    2,234,215    7,108,595    2,357,407
Mid Cap Value -- A                1,490,960       1,047,158     35,450,370    7,999,343   36,941,330    9,046,501
Mid Cap Value -- B                1,061,345         563,549     34,362,897    7,474,113   35,424,242    8,037,662
Fundamental Value -- A            1,360,683         802,787      5,662,420           --    7,023,103      802,787
Fundamental Value -- B            1,665,584         418,070      8,787,266           --   10,452,850      418,070
Emerging Growth -- B                     --              --      5,249,566           --    5,249,566           --
Natural Resources -- B              915,241              --     41,713,387    2,866,622   42,628,628    2,866,622
Mid Cap Core -- B                   467,849                      8,019,057    3,382,596    8,486,906    3,382,596
Quantitative All Cap -- B            24,385          19,570        272,571      225,782      296,956      245,352
Large Cap Value -- B                241,104              --      6,960,135           --    7,201,239           --
Small Cap Opportunities -- A        697,617              --      2,609,401           --    3,307,018           --
Small Cap Opportunities -- B        390,481              --      1,912,237      601,986    2,302,718      601,986
Special Value -- B                       --                        737,885       98,239      737,885       98,239
Real Return Bond -- B             2,743,138         180,134      2,238,927    6,070,591    4,982,065    6,250,725
American International -- B       5,169,576       2,044,299      6,895,675   27,453,777   12,065,251   29,498,076
American Growth -- B              1,976,899              --      7,383,034      978,171    9,359,933      978,171
American Blue-Chip Income &
Growth -- B                         730,446          72,186      2,934,622   17,645,403    3,665,068   17,717,589
American Growth-Income -- B       8,649,213       2,230,786      1,054,425      857,759    9,703,638    3,088,545
American Century - Small
Company -- B                             --              --      2,821,692      678,204    2,821,692      678,204
PIMCO VIT All Asset               2,299,327       1,794,713        101,633      161,663    2,400,960    1,956,376
Core Equity B                            --              --      2,935,969           --    2,935,969           --
Classic Value B                     247,958          53,453        599,195      693,397      847,153      746,850
Quantitative Value -- B              65,989              --        632,377       52,299      698,366       52,299

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENT - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS--(CONTINUED)

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                     Dividend Income            Capital
                                      Distribution          Gain Distribution             Total
                                -----------------------  -----------------------------------------------
Sub-account                         2006        2005        2006        2005         2006        2005
-----------                     -----------  ----------  ----------  ----------  -----------  ----------
U.S. Global Leaders Growth--
A                               $        --  $   60,762  $  337,444  $  643,197  $   337,444  $  703,959
U.S. Global Leaders Growth--
B                                        --          --     280,440     545,098      280,440     545,098
John Hancock Strategic
Income B                            503,324     522,646       4,681      33,617      508,005     556,263
John Hancock International
Equity Index-- A                    366,893     225,776     371,637   2,140,074      738,530   2,365,850
John Hancock International
Equity Index -- B                   243,892     195,476     313,445   2,226,611      557,337   2,422,087
Active Bond-- A                   3,603,946          --          --     344,741    3,603,946     344,741
Active Bond-- B                  12,669,950          --          --   1,101,416   12,669,950   1,101,416
CGTC Overseas Equity -- B            27,432          --     212,192      34,411      239,624      34,411
Independence Investment LLC
Small Cap-- B                            --          --     102,704          --      102,704          --
Marisco International
Opportunities-- B                    84,229          --   1,103,240          --    1,187,469          --
T Rowe Price Mid Value-- B            5,644          --     666,013      30,346      671,657      30,346
UBS Large Cap-- B                     2,527          --      23,542          --       26,069          --
U.S. High Yield-- B                  73,721          --          --          --       73,721          --
Wellington Small Cap Growth
-- B                                     --          --          --     139,650           --     139,650
Wellington Small Cap Value --
B                                        --          --   6,853,145     322,206    6,853,145     322,206
Wells Capital Core Bond-- B          24,868          --          --          --       24,868          --
Index Allocation-- B              1,082,762          --          --          --    1,082,762          --
Large Cap Value Porflio-- A              --          --          --          --           --          --
Scudder Capital Growth -- B         105,041     112,276          --          --      105,041     112,276
Scudder Global Discovery -- B       185,810      58,756          --          --      185,810      58,756
Scudder Growth & Income --
B                                   169,379     166,753          --          --      169,379     166,753
Scudder Health Sciences -- B             --          --      53,374          --       53,374          --
Scudder International -- B          479,250     358,499          --          --      479,250     358,499
Scudder Mid Cap Growth -- B              --          --          --          --           --          --
Scudder Blue Chip -- B              137,586     150,954   1,479,372          --    1,616,958     150,954
P                                   336,066     406,498          --          --      336,066     406,498
Scudder Global Blue Chip -- B        23,840          --     900,164          --      924,004          --
Scudder Government
Securities -- B                   1,244,862   1,402,624          --     302,411    1,244,862   1,705,035
Scudder High Income -- B          2,909,448   3,801,783          --          --    2,909,448   3,801,783
Scudder International Select
Equity -- B                         568,341     700,859                      --      568,341     700,859

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENT - (CONTINUED)
                        FOR THE YEARS ENDED DECEMBER 31,

5. DETAILS OF DIVIDENDS--(CONTINUED)

The dividend income is comprised of distributions received from the underlying Portfolios as follows:

                                        Dividend               Capital
                                  Income Distribution      Gain Distribution             Total
                                ----------------------  ----------------------------------------------
Sub-account                        2006        2005        2006        2005        2006        2005
-----------                     ----------  ----------  ----------  ----------  ----------  ----------
Scudder Fixed Income -- B       $2,068,642  $2,010,222  $   10,362  $  598,872  $2,079,004  $2,609,094
Scudder Money Market -- B        1,435,330     781,372          --          --   1,435,330     781,372
Scudder Technology Growth --
B                                       --      13,194          --          --          --      13,194
Scudder Total Return -- B          457,339     470,335          --          --     457,339     470,335
Scudder Davis Venture Value
-- B                               130,693     169,944          --          --     130,693     169,944
Scudder Dreman Financial
Services -- B                      332,493     168,860   2,091,036          --   2,423,529     168,860
Scudder Dreman High Return
Equity -- B                      1,434,458   1,321,871   5,171,050          --   6,605,508   1,321,871
Scudder Dreman Small Cap
Value -- B                         231,668     191,132   4,696,579   4,603,723   4,928,247   4,794,855
Scudder Salomon Aggressive
Growth -- B                             --          --   1,957,645          --   1,957,645          --
Scudder Janus Growth &
Income -- B                         56,870          --          --          --      56,870          --
Scudder MFS Strategic Value
-- B                               153,895     171,117   1,173,122   2,366,179   1,327,017   2,537,296
Scudder Turner Mid Cap
Growth -- B                             --          --   1,568,853          --   1,568,853          --
Scudder Real Estate -- B                --     409,149     346,948   1,209,340     346,948   1,618,489
Scudder Strategic Income -- B      636,494   1,032,305     131,631      32,270     768,125   1,064,575
Scudder Income Allocation-- B      320,861          --      62,496       2,398     383,357       2,398
Scudder Moderate Allocation--
B                                1,055,422          --     844,337      61,541   1,899,759      61,541
Scudder Conservative
Allocation-- B                     347,387          --     154,367      29,105     501,754      29,105
Scudder Growth Allocation-- B    1,159,352          --   1,183,759     100,740   2,343,111     100,740
Scudder Templeton Foreign
Value                               54,835       7,572     556,378       5,287     611,213      12,859
Scudder Mercury Large Cap
Core                                    --         800     245,599       3,951     245,599       4,751
Scudder Bond -- B                   13,511          --         478          --      13,989          --
Scudder Equity Index 500-- B       314,817          --          --          --     314,817          --
Alger American Balanced -- B       354,723     455,483   1,515,879          --   1,870,602     455,483
Credit Suisse Emerging
Markets -- B                        91,516      89,331     224,771          --     316,287      89,331
Dreyfus IP Midcap Stock -- B        72,769          --   6,559,625     155,055   6,632,394     155,055
Invesco Utilities -- B             214,855     143,355     132,651          --     347,506     143,355
Basic Value Focus -- A             391,245     368,619   2,904,401   2,264,367   3,295,646   2,632,986
Small Cap Value Focus -- A          17,763     136,240   2,592,041   2,155,980   2,609,804   2,292,220
ML Global Allocation -- B           43,030      38,954      66,543          --     109,573      38,954

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts and the expense and income ratios, excluding expenses of the underlying Portfolios, were as follows:

                                                                     FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                          AT DECEMBER 31,            --------------------------------------------
                              -------------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE     ASSETS      HIGHEST TO     INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST    (000S)       LOWEST*       RATIO**       LOWEST***
      -----------             ------  -----------------  ----------  -------------  ----------  -----------------
Strategic
Opportunities A         2006  12,559   $50.15 to $9.60   $  307,765  1.90% to 0.45%    0.01%     11.65% to 10.05%
                        2005  15,721    45.29 to 8.72       346,976   1.90 to 0.45     0.45        9.23 to 7.67
                        2004  19,867    41.81 to 8.09       403,598   1.90 to 0.45     0.09       11.81 to 10.20
                        2003  23,975    37.71 to 7.33       441,203   1.90 to 0.45     0.00       25.28 to 23.47
                        2002  28,764    30.36 to 5.93       428,284   1.90 to 0.45     0.00     (39.04) to (39.92)

Strategic
Opportunities B         2006   1,733    18.88 to 12.89       23,023   2.05 to .45      0.00       11.41 to 9.65
                        2005   2,006    17.20 to 11.71       24,166   2.05 to .45      0.27        9.06 to 7.33
                        2004   2,330    16.01 to 10.87       26,006   2.05 to .45      0.02       11.88 to 10.10
                        2003   2,145    14.53 to 9.83        21,670   2.05 to .45      0.00       25.05 to 16.12
                        2002   1,104     8.26 to 7.96         9,024   1.90 to .45      0.00     (33.89) to (36.35)

Investment Quality
Bond A                  2006   6,261    30.98 to 13.03      136,834   1.90 to .45      6.21        4.34 to 1.62
                        2005   7,772    30.30 to 14.70      167,181   1.90 to .45      5.80        1.80 to 0.34
                        2004   9,594    30.02 to 14.65      204,558   1.90 to .45      6.19        4.34 to 2.83
                        2003  12,231    29.01 to 14.24      253,171   1.90 to .45      5.33        6.84 to 5.30
                        2002  16,074    27.39 to 13.53      313,901   1.90 to .45      5.23        9.44 to 7.87

Investment Quality
Bond B                  2006   7,917    15.62 to 13.00      115,907   2.05 to .45      5.20        4.16 to 1.27
                        2005   5,017    15.18 to 13.03       73,033   2.05 to .45      4.65        1.57 to (0.04)
                        2004   3,804    14.94 to 13.04       55,108   2.05 to .45      4.96        4.18 to 2.52
                        2003   3,867    14.34 to 12.71       54,454   2.05 to .45      6.83        6.76 to 1.74
                        2002   1,957    13.43 to 13.31       26,124   1.90 to .45      0.24        7.48 to 6.49

U.S. Core A             2006  29,246     32.90 to 10.61     728,071   1.90 to .45      1.27        8.69 to 7.13
                        2005  37,957     30.56 to 9.89      881,125   1.90 to .45      1.44        1.57 to 0.12
                        2004  48,093     30.37 to 9.86    1,114,410   1.90 to .45      0.88        6.29 to 4.76
                        2003  57,446     28.85 to 9.40    1,271,217   1.90 to .45      1.01       26.02 to 24.21
                        2002  66,593     23.11 to 7.56    1,189,609   1.90 to .45      0.65     (24.67) to (25.76)

U.S. Core B             2006   5,504   $16.61 to $13.33      78,113   2.05% to .45%    1.06%      8.50% to 6.79%
                        2005   6,878     15.54 to 12.43      90,983   2.05 to .45      1.22        1.38 to (0.22)
                        2004   7,865     15.56 to 12.41     103,787   2.05 to .45      0.65        6.07 to 4.38
                        2003   6,967     14.89 to 11.84      87,719   2.05 to .45      1.31       25.84 to 19.05
                        2002   3,162     10.38 to 9.53       32,066   1.90 to .45      0.02     (16.99) to (23.80)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)


                                                                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                      AT DECEMBER 31,            ---------------------------------------------
                            -----------------------------------  EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                             UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME        HIGHEST TO
     SUBACCOUNT             (000s)  HIGHEST TO LOWEST   (000s)      LOWEST*       RATIO**       LOWEST***
     ----------             ------  -----------------  --------  -------------  ----------  ------------------
Blue Chip Growth A    2006  26,907   $24.22 to $10.96  $554,434  1.90% to .45%     0.21%     9.09% to 5.59%
                      2005  33,551    22.46 to 10.18    642,723   1.90 to .45       0.42       5.12 to 3.62
                      2004  41,137     21.63 to 9.81    759,232   1.90 to .45       0.12       8.54 to 6.98
                      2003  48,831     20.17 to 9.15    840,948   1.90 to .45       0.04      28.59 to 26.74
                      2002  55,143     15.87 to 7.21    748,538   1.90 to .45       0.00    (24.60) to (25.69)

Blue Chip Growth B    2006  10,160    17.40 to 13.18    154,585   2.05 to .45       0.03       8.82 to 5.44
                      2005  11,287    16.23 to 13.41    159,767   2.05 to .45       0.00       4.89 to 3.23
                      2004  10,152    15.71 to 12.94    138,678   2.05 to .45       0.06       8.34 to 6.62
                      2003   7,296    14.72 to 12.09     93,168   2.05 to .45       0.19      28.44 to 17.65
                      2002   3,413     10.29 to 9.53     34,460   1.90 to .45       0.00    (17.67) to (23.78)

Money Market A        2006  19,705    19.67 to 12.53    311,440   1.90 to .45       4.36       3.97 to 2.18
                      2005  19,375    19.08 to 12.22    298,159   1.90 to .45       2.59       2.20 to 0.74
                      2004  22,525    18.82 to 12.13    343,103   1.90 to .45       0.77      0.35 to (1.09)
                      2003  31,177    18.92 to 12.27    474,913   1.90 to .45       0.60      0.13 to (1.31)
                      2002  56,776    19.05 to 12.43    862,061   1.90 to .45       1.17      0.72 to (0.73)

Money Market B        2006  24,354    13.28 to 12.42    305,880   2.05 to .45       4.20       3.77 to 2.04
                      2005  17,145    12.80 to 12.14    209,983   2.05 to .45       2.46       2.00 to 0.38
                      2004  13,718    12.55 to 12.08    166,752   2.05 to .45       0.53      0.15 to (1.44)
                      2003  13,360    12.53 to 12.24    164,149   2.05 to .45       0.54     (0.07) to (1.51)
                      2002  15,049    12.54 to 12.42    187,189   1.90 to .45       0.63      0.31 to (0.64)

Global Trust A        2006   8,922    33.14 to 15.13    260,712   1.90 to .45       1.35      19.78 to 18.06
                      2005  10,732    27.93 to 12.80    264,521   1.90 to .45       1.27      10.22 to 8.64
                      2004  12,558    25.58 to 11.77    284,712   1.90 to .45       1.76      14.24 to 12.59
                      2003  14,733    22.61 to 10.45    297,329   1.90 to .45       0.94      26.89 to 25.06
                      2002  18,038     17.99 to 8.34    289,284   1.90 to .45       1.40    (19.47) to (20.63)

Global Trust B        2006   1,911    21.61 to 18.43     35,849   2.05 to .45       1.20      19.56 to 17.66
                      2005   2,039    18.35 to 15.60     32,214   2.05 to .45       1.07       10.00 to 8.26
                      2004   1,761    16.93 to 14.35     25,596   2.05 to .45       1.27      14.02 to 12.21
                      2003   1,441    15.07 to 12.74     18,591   2.05 to .45       1.29      26.66 to 20.52
                      2002     801    10.40 to 10.18      8,255   1.90 to .45       0.02    (16.79) to (18.58)

Global Bond A         2006   4,255    27.35 to 12.69     97,361   1.90 to .45       0.00       4.80 to 1.56
                      2005   5,053    26.35 to 16.54    112,958   1.90 to .45       4.81     (6.96) to (8.30)
                      2004   5,762    28.59 to 18.02    140,271   1.90 to .45       3.93       9.75 to 8.16
                      2003   6,594    26.30 to 16.64    148,104   1.90 to .45       3.57      14.88 to 13.22
                      2002   7,139    23.11 to 14.61    141,844   1.90 to .45       0.00      19.58 to 17.86

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                      AT DECEMBER 31,            ---------------------------------------------
                            -----------------------------------  EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                             UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME        HIGHEST TO
     SUBACCOUNT             (000s)  HIGHEST TO LOWEST   (000s)      LOWEST*       RATIO**       LOWEST***
     ----------             ------  -----------------  --------  -------------  ----------  ------------------
Global Bond B         2006  11,018   $17.60 to $12.67  $182,700  2.05% to .45%     0.00%     4.60% to 1.36%
                      2005   8,123    16.83 to 13.23    132,346   2.05 to .45       4.05    (7.07) to (8.54)
                      2004   5,635    18.33 to 14.46    100,044   2.05 to .45       2.53       9.57 to 7.83
                      2003   3,612    16.93 to 13.41     59,182   2.05 to .45       4.47      14.65 to 7.29
                      2002   1,415    14.95 to 14.28     20,449   1.90 to .45       0.00     19.58 to 14.22

U.S. Government
Securities   A        2006   7,000    23.58 to 12.99    136,847   1.90 to .45       5.14       4.09 to 2.43
                      2005   9,009    22.91 to 13.49    170,764   1.90 to .45       1.87      1.12 to (0.33)
                      2004  11,789    22.87 to 13.54    222,725   1.90 to .45       2.04       2.42 to 0.94
                      2003  15,859    22.54 to 13.41    293,851   1.90 to .45       3.66      1.28 to (0.18)
                      2002  23,771    22.47 to 13.43    439,203   1.90 to .45       3.32       7.51 to 5.96

U.S. Government
Securities   B        2006   5,486    14.31 to 12.64     74,548   2.05 to .45       5.01       4.01 to 2.08
                      2005   6,759    14.23 to 12.39     89,588   2.05 to .45       1.44      1.00 to (0.60)
                      2004   9,114    13.66 to 12.46    120,990   2.05 to .45       1.51       2.23 to 0.61
                      2003   9,713    13.36 to 12.39    127,552   2.05 to .45       4.81      1.14 to (0.91)
                      2002   7,344    13.23 to 13.09     96,468   1.90 to .45       0.06       5.83 to 4.69

Income & Value A      2006  13,422    27.95 to 13.00    330,323   1.90 to .45       2.06       8.18 to 4.00
                      2005  16,723    26.08 to 13.47    384,468   1.90 to .45       1.74       4.75 to 3.25
                      2004  21,495    25.14 to 13.03    474,087   1.90 to .45       1.28       7.16 to 5.61
                      2003  20,994    23.68 to 12.33    443,553   1.90 to .45       1.98      25.92 to 24.11
                      2002  22,737     18.99 to 9.92    386,995   1.90 to .45       2.09    (16.31) to (17.51)

Income & Value B      2006   5,880    16.64 to 12.98     91,332   2.05 to .45       1.85       7.93 to 3.86
                      2005   6,788    15.65 to 14.18     98,864   2.05 to .45       1.58       4.51 to 2.86
                      2004   8,251    15.20 to 13.73    116,251   2.05 to .45       0.90       6.93 to 5.23
                      2003   5,631    14.43 to 13.00     75,171   2.05 to .45       2.22      25.72 to 15.33
                      2002   2,049    10.92 to 10.46     22,043   1.90 to .45       0.08    (12.63) to (16.31)

Large Cap Growth A    2006       -     19.35 to 8.62          -   1.90 to .45       0.38a      2.23 to 1.75a
                      2005  14,933     18.99 to 8.47    227,889   1.90 to .45       0.76     (0.20) to (1.64)
                      2004  18,242     19.21 to 8.59    281,594   1.90 to .45       0.28        5.70 to 4.17
                      2003  21,384     18.34 to 8.24    317,222   1.90 to .45       0.27       24.76 to 22.97
                      2002  24,588     14.84 to 6.69    295,254   1.90 to .45       0.33     (23.18) to (24.29)

Large Cap Growth B    2006       -    15.19 to 12.30          -   2.05 to .45       0.14a       2.17 to 1.63a
                      2005   6,179    14.94 to 12.08     77,940   2.05 to .45       0.58      (0.47) to (2.05)
                      2004   6,728    15.24 to 12.29     86,235   2.05 to .45       0.16        5.52 to 3.84
                      2003   6,185    14.66 to 11.78     76,079   2.05 to .45       0.45       24.68 to 17.21
                      2002   3,040     10.17 to 9.56     30,394   1.90 to .45       0.00     (18.60) to (23.48)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                      AT DECEMBER 31,            ---------------------------------------------
                            -----------------------------------  EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                             UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME        HIGHEST TO
     SUBACCOUNT             (000s)  HIGHEST TO LOWEST   (000s)      LOWEST*       RATIO**       LOWEST***
     ----------             ------  -----------------  --------  -------------  ----------  ------------------
Equity-Income A       2006  22,179   $36.09 to $13.77  $662,231  1.90% to .45%     1.55%     18.49% to 10.17%
                      2005  26,812    30.74 to 14.61    685,525   1.90 to .45       1.30       3.46 to 1.97
                      2004  30,961    30.00 to 14.33    775,420   1.90 to .45       1.29      14.29 to 12.64
                      2003  34,642    26.50 to 12.72    772,001   1.90 to .45       1.52      25.01 to 23.21
                      2002  38,910    21.40 to 10.33    702,058   1.90 to .45       1.38    (13.67) to (14.92)

Equity-Income B       2006  16,212    19.96 to 13.75    282,032   2.05 to .45       1.36      18.23 to 10.03
                      2005  18,135    17.14 to 14.64    270,442   2.05 to .45       0.93       3.26 to 1.62
                      2004  17,406    16.85 to 14.38    254,336   2.05 to .45       0.89      14.09 to 12.28
                      2003  13,005    14.99 to 12.79    168,285   2.05 to .45       1.96      24.84 to 19.83
                      2002   6,022    10.70 to 10.40     63,023   1.90 to .45       0.02    (14.38) to (16.83)

Strategic Bond A      2006   6,540    21.83 to 13.31    135,033   1.90 to .45       6.82       6.60 to 5.05
                      2005   7,848    20.68 to 15.81    153,903   1.90 to .45       2.90       2.44 to 0.77
                      2004   9,150    20.42 to 15.69    177,185   1.90 to .45       3.79       6.18 to 4.65
                      2003  11,042    19.41 to 14.99    203,675   1.90 to .45       4.79      12.61 to 10.99
                      2002  11,909    17.41 to 13.51    198,413   1.90 to .45       7.04       8.47 to 6.91

Strategic Bond B      2006   6,041    16.96 to 13.29     97,092   2.05 to .45       6.78       6.42 to 4.70
                      2005   6,546    16.53 to 13.54    100,163   2.05 to .45       2.00       1.98 to 0.37
                      2004   4,919    15.63 to 13.49     74,721   2.05 to .45       2.33       5.91 to 4.23
                      2003   2,753    14.76 to 12.94     40,005   2.05 to .45       5.53       12.42 to 3.53
                      2002   1,004    13.22 to 13.01     13,131   1.90 to .45       0.23       5.74 to 4.06

All Cap Core A        2006   7,796     20.83 to 9.21    143,933   1.90 to .45       0.72      14.23 to 12.59
                      2005  10,039     18.41 to 8.17    163,206   1.90 to .45       0.79       8.59 to 7.03
                      2004  12,446     17.11 to 7.62    188,029   1.90 to .45       0.46      15.81 to 14.13
                      2003  15,007     14.92 to 6.67    197,675   1.90 to .45       0.00      30.95 to 29.07
                      2002  18,263     11.50 to 5.16    186,891   1.90 to .45       0.00    (25.57) to (26.64)

All Cap Core B        2006     546    20.80 to 16.71     10,072   2.05 to .45       0.58      14.03 to 12.23
                      2005     621    18.52 to 14.83     10,075   2.05 to .45       0.67       8.40 to 6.69
                      2004     804    17.34 to 13.84     12,196   2.05 to .45       0.30      15.53 to 13.70
                      2003     737    15.23 to 12.13      9,713   2.05 to .45       0.00      30.67 to 21.79
                      2002     414     10.60 to 9.39      4,202   1.90 to .45       0.00    (15.17) to (24.86)

            JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                    FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,            ---------------------------------------------
                              -----------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME         HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  --------  -------------  ----------  ------------------
All Cap Growth A        2006  11,560   $20.21 to $8.59   $205,159  1.90% to .45%     0.00%      6.10% to 4.57%
                        2005  14,210    19.23 to 8.20     240,460   1.90 to .45      0.00        8.50 to 6.95
                        2004  18,298    17.89 to 7.65     288,179   1.90 to .45      0.00        6.04 to 4.51
                        2003  22,058    17.03 to 7.31     331,738   1.90 to .45      0.00       28.66 to 26.81
                        2002  26,213    13.36 to 5.76     310,480   1.90 to .45      0.00     (24.75) to (25.83)

All Cap Growth B        2006   1,743    17.37 to 14.04     25,736   2.05 to .45      0.00       5.84 to 4.17
                        2005   2,059    16.66 to 13.42     29,032   2.05 to .45      0.00       8.28 to 6.57
                        2004   2,590    15.62 to 12.54     34,155   2.05 to .45      0.00       5.85 to 4.17
                        2003   2,359    14.98 to 11.99     29,734   2.05 to .45      0.00      28.42 to 19.75
                        2002   1,154    10.10 to 9.45      11,482   1.90 to .45      0.00     (19.21) to (24.39)

International Small
Cap A                   2006   5,090    26.22 to 13.60    125,839   1.90 to .45      1.15       27.15 to 8.82
                        2005   5,693    20.82 to 10.89    112,015   1.90 to .45      0.93       9.61 to 8.04
                        2004   6,714    19.17 to 10.06    122,001   1.90 to .45      0.12       20.52 to 18.78
                        2003   7,269    16.06 to 8.46     111,031   1.90 to .45      0.00       54.25 to 52.03
                        2002   7,906    10.51 to 5.56      79,096   1.90 to .45      0.00     (17.10) to (18.29)

International Small
Cap B                   2006   2,156    28.74 to 13.59     52,297   2.05 to .45      1.01       26.98 to 8.76
                        2005   2,140    22.97 to 19.13     41,886   2.05 to .45      0.25       9.38 to 7.65
                        2004   2,122    21.32 to 17.75     38,396   2.05 to .45      0.08       20.32 to 18.41
                        2003   1,415    17.99 to 14.96     21,492   2.05 to .45      0.00       54.04 to 43.80
                        2002     476     10.21 to 9.86      4,749   1.90 to .45      0.00     (18.35) to (21.15)

Pacific Rim A           2006   3,952    21.82 to 12.26     55,902   1.90 to .45      0.94       10.55 to (1.94)
                        2005   4,878    19.99 to 12.17     63,116   1.90 to .45      0.86       25.19 to 23.39
                        2004   4,342    16.17 to 9.83      45,136   1.90 to .45      0.45       16.37 to 14.70
                        2003   4,610    14.07 to 8.54      41,382   1.90 to .45      0.15       40.09 to 38.07
                        2002   4,698    10.17 to 6.16      30,140   1.90 to .45      0.12     (12.93) to (14.18)

Pacific Rim B           2006   1,839    27.99 to 12.26     39,724   2.05 to .45      0.74       10.42 to (1.95)
                        2005   2,335    25.73 to 19.24     46,964   2.05 to .45      0.68       24.86 to 22.89
                        2004   1,619    20.92 to 15.64     26,155   2.05 to .45      0.34       16.27 to 14.42
                        2003   1,301    18.26 to 13.65     18,416   2.05 to .45      0.21       46.31 to 37.88
                        2002     416     10.69 to 9.90      4,206   1.90 to .45      0.00     (14.50) to (20.83)

Science & Technology
A                       2006  19,135    12.90 to 4.53     208,202   1.90 to .45      0.00        5.05 to 1.31
                        2005  24,225    12.40 to 4.37     253,761   1.90 to .45      0.00        1.62 to 0.17
                        2004  29,948    12.31 to 4.36     313,598   1.90 to .45      0.00       0.42 to (1.03)
                        2003  35,765    12.38 to 4.40     375,706   1.90 to .45      0.00       49.72 to 47.57
                        2002  35,078    8.35 to 2.98      252,457   1.90 to .45      0.00     (41.03) to (41.88)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                    FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                         AT DECEMBER 31,           ---------------------------------------------
                              -----------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME         HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  --------  -------------  ----------  ------------------
Science & Technology
B                       2006   4,062   $16.51 to $11.23  $ 54,950  2.05% to .45%     0.00%      4.90% to 1.16%
                        2005   4,293    15.97 to 10.83     55,872   2.05 to .45      0.00       1.37 to (0.24)
                        2004   4,890    15.99 to 10.81     63,236   2.05 to .45      0.00       0.33 to (1.26)
                        2003   4,629    16.18 to 10.91     60,374   2.05 to .45      0.00       49.79 to 29.36
                        2002   1,196     9.37 to 7.37      10,722   1.90 to .45      0.00     (25.07) to (41.05)

Emerging Small
Company A               2006   5,675    19.70 to 9.08      98,496   1.90 to .45      0.00       1.95 to 0.48
                        2005   7,372    19.51 to 9.03     125,171   1.90 to .45      0.00       4.57 to 3.07
                        2004   9,204    18.84 to 8.74     151,794   1.90 to .45      0.00       11.02 to 9.42
                        2003  11,131    17.13 to 7.98     166,790   1.90 to .45      0.00       39.10 to 37.10
                        2002  11,412    12.43 to 5.81     125,631   1.90 to .45      0.00     (29.52) to (30.54)

Emerging Small
Company B               2006   3,257    18.18 to 14.11     47,965   2.05 to .45      0.00       1.72 to 0.11
                        2005   4,485    18.14 to 14.04     65,843   2.05 to .45      0.00       4.39 to 2.73
                        2004   4,677    17.64 to 13.61     66,353   2.05 to .45      0.00       10.81 to 9.05
                        2003   4,424    16.16 to 12.43     57,408   2.05 to .45      0.00       38.85 to 29.21
                        2002   1,467     9.62 to 9.06      13,890   1.90 to .45      0.00     (23.07) to (27.53)

International Core A    2006   5,288    18.57 to 13.34     93,287   1.90 to .45      0.58       24.21 to 6.71
                        2005   5,936    15.09 to 11.01     85,234   1.90 to .45      0.80       15.42 to 13.77
                        2004   7,051    13.20 to 9.66      88,832   1.90 to .45      0.83       15.07 to 13.41
                        2003   8,136    11.58 to 8.51      90,089   1.90 to .45      0.51       29.69 to 27.82
                        2002   9,200     9.01 to 6.65      79,353   1.90 to .45      0.46     (22.04) to (23.16)

International Core B    2006   2,166    25.57 to 13.33     42,672   2.05 to .45      0.41       24.06 to 6.68
                        2005   1,940    20.92 to 15.87     31,414   2.05 to .45      0.00       15.19 to 13.36
                        2004   2,041    18.44 to 13.98     29,022   2.05 to .45      0.62       14.83 to 13.01
                        2003   1,933    16.30 to 12.35     24,222   2.05 to .45      0.73       30.55 to 27.81
                        2002   1,172     9.96 to 9.66      11,416   1.90 to .45      0.02     (20.30) to (22.70)

Value A                 2006   7,252    27.46 to 13.65    180,671   1.90 to .45      0.38       20.50 to 9.20
                        2005   8,521    23.01 to 15.37    177,720   1.90 to .45      0.62       12.05 to 10.45
                        2004  11,368    20.73 to 13.92    215,147   1.90 to .45      0.55       14.66 to 13.00
                        2003  11,856    18.25 to 12.32    197,921   1.90 to .45      1.27       38.14 to 36.15
                        2002  15,183     13.34 to 9.05    185,856   1.90 to .45      0.85     (23.15) to (24.26)

Value B                 2006   2,811    24.08 to 13.63     54,277   2.05 to .45      0.20       20.26 to 9.04
                        2005   2,596    20.33 to 16.05     42,338   2.05 to .45      0.42       11.85 to 10.08
                        2004   3,080    18.45 to 14.56     45,452   2.05 to .45      0.35       14.52 to 12.70
                        2003   2,082    16.35 to 12.90     27,117   2.05 to .45      1.63       37.98 to 30.73
                        2002   1,171     9.62 to 9.48      11,154   1.90 to .45      0.03     (23.05) to (24.12)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                    FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,            ---------------------------------------------
                              -----------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME         HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  --------  -------------  ----------  ------------------
Real Estate Securities
A                       2006   5,075   $38.25 to $15.69  $185,688  1.90% to .45%     1.79%     37.49% to 25.49%
                        2005   5,752    28.08 to 24.21    154,631   1.90 to .45      2.04       11.35 to 9.75
                        2004   7,124    25.46 to 22.06    173,731   1.90 to .45      2.35       31.44 to 29.55
                        2003   7,483    19.56 to 17.03    140,550   1.90 to .45      2.60       38.52 to 36.53
                        2002   7,928    14.25 to 12.43    108,729   1.90 to .45      2.79       2.12 to 0.65

Real Estate Securities
B                       2006   4,890    33.50 to 15.66    153,620   2.05 to .45      1.58       37.20 to 25.32
                        2005   5,075    24.71 to 22.15    119,047   2.05 to .45      1.56       11.15 to 9.40
                        2004   5,770    22.50 to 20.24    123,183   2.05 to .45      1.73       31.18 to 29.09
                        2003   4,457    17.36 to 15.68     73,356   2.05 to .45      3.36       38.31 to 25.46
                        2002   2,352    12.70 to 11.81     28,214   1.90 to .45      0.07       1.62 to (5.55)

High Yield A            2006   7,027    17.23 to 13.27    116,074   1.90 to .45      6.60       9.87 to 6.18
                        2005   8,853    15.83 to 13.31    134,654   1.90 to .45      5.33       3.23 to 1.75
                        2004  12,535    15.48 to 13.07    186,476   1.90 to .45      5.11       10.56 to 8.97
                        2003  16,032    14.14 to 11.97    217,897   1.90 to .45      5.25       23.89 to 22.11
                        2002  12,189    11.52 to 9.79     135,504   1.90 to .45      9.05      (7.29) to (8.63)

High Yield B            2006   5,215    18.21 to 13.26     88,817   2.05 to .45      6.47       9.74 to 6.05
                        2005   6,168    16.59 to 15.11     96,925   2.05 to .45      4.29       3.09 to 1.46
                        2004   7,789    16.09 to 14.90    120,087   2.05 to .45      3.83       10.35 to 8.59
                        2003   6,901    14.58 to 13.72     97,677   2.05 to .45      5.55       23.64 to 9.74
                        2002   1,635    11.80 to 11.37     18,965   1.90 to .45      2.32      (5.63) to (9.03)

Lifestyle Aggressive
A                       2006  12,038    18.82 to 13.07    214,082   1.90 to .45      7.68       14.94 to 4.58
                        2005  11,604    16.53 to 12.90    181,451   1.90 to .45      1.89       10.14 to 8.56
                        2004  11,723    15.15 to 11.86    168,004   1.90 to .45      0.71       15.54 to 13.87
                        2003  10,288    13.24 to 10.40    128,411   1.90 to .45      0.40       34.31 to 32.38
                        2002   8,668    9.95 to 7.85       81,127   1.90 to .45      0.81     (21.06) to (22.20)

Lifestyle Aggressive
B                       2006  16,596    22.21 to 12.99    309,161   2.05 to .45      7.66       14.67 to 3.93
                        2005  16,739    19.66 to 16.33    277,178   2.05 to .45      1.85       9.98 to 8.24
                        2004  16,230    18.15 to 15.06    247,351   2.05 to .45      0.55       15.54 to 13.70
                        2003  10,009    15.94 to 13.23    133,575   2.05 to .45      0.35       34.31 to 27.47
                        2002   2,581    10.09 to 9.99      25,831   1.90 to .45      0.03     (19.32) to (20.06)

Lifestyle Growth A      2006  46,044    20.82 to 13.15    879,620   1.90 to .45      5.87       12.99 to 5.17
                        2005  45,702    18.61 to 13.68    779,580   1.90 to .45      2.72       8.18 to 6.62
                        2004  43,023    17.36 to 12.81    683,979   1.90 to .45      1.33       14.07 to 12.43
                        2003  40,469    15.37 to 11.37    570,550   1.90 to .45      1.18       28.97 to 27.11
                        2002  37,144    12.03 to 8.93     410,561   1.90 to .45      2.19     (16.22) to (17.43)

            JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                     FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                          AT DECEMBER 31,           ---------------------------------------------
                            --------------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                              UNITS   UNIT FAIR VALUE     ASSETS      HIGHEST TO     INCOME         HIGHEST TO
      SUBACCOUNT             (000S)  HIGHEST TO LOWEST    (000S)       LOWEST*       RATIO**        LOWEST***
      ----------            -------  -----------------  ----------  -------------  ----------  ------------------
Lifestyle Growth B    2006  501,635   $20.18 to $13.07  $8,845,509  2.05% to .45%     5.15%     12.77% to 4.55%
                      2005  277,283    19.16 to 16.14    4,520,493  2.05  to .45      2.26        8.02 to 6.31
                      2004  127,774    17.07 to 15.12    1,952,965  2.05  to .45      0.70       14.08 to 12.27
                      2003   44,471    15.19 to 13.42      603,953  2.05  to .45      1.14       28.86 to 21.41
                      2002   10,924    10.75 to 10.54      116,383  1.90  to .45      0.06     (13.99) to (15.70)

Lifestyle Balanced A  2006   49,450    21.97 to 13.28      985,780  1.90  to .45      5.35       12.23 to 6.23%
                      2005   49,933    19.76 to 14.48      894,432  1.90  to .45      3.84        6.40 to 4.88
                      2004   46,654    18.75 to 13.80      789,746  1.90  to .45      2.09       12.98 to 11.35
                      2003   43,678    16.75 to 12.38      661,608  1.90  to .45      2.34       23.42 to 21.64
                      2002   39,839    13.70 to 10.17      495,557  1.90  to .45      3.26     (10.35) to (11.65)

Lifestyle Balanced B  2006  381,237    18.96 to  0.00    6,683,427  2.05  to .45      4.88       12.00 to 5.60
                      2005  257,276    16.92 to 15.98    4,150,374  2.05  to .45      3.23        6.33 to 4.64
                      2004  125,541    16.16 to 15.21    1,929,170  2.05  to .45      1.16       12.90 to 11.10
                      2003   48,854    14.53 to 13.63      674,021  2.05  to .45      2.37       23.42 to 16.13
                      2002   13,727    11.42 to 11.18      155,304  1.90  to .45      0.11      (5.35) to (10.56)

Lifestyle Moderate A  2006   15,205    21.79 to 13.22      303,646  1.90  to .45      4.56        9.92 to 5.73
                      2005   15,526    20.01 to 14.61      283,418  1.90  to .45      4.06        3.69 to 2.20
                      2004   15,173    19.48 to 14.28      268,253  1.90  to .45      2.72       10.54 to 8.95
                      2003   15,779    17.79 to 13.10      254,598  1.90  to .45      3.01       17.30 to 15.61
                      2002   15,045    15.32 to 11.32      208,678  1.90  to .45      3.40      (4.47) to (5.85)

Lifestyle Moderate B  2006   84,168    17.64 to  0.00    1,387,766  2.05  to .45      4.32        9.69 to 5.10
                      2005   64,444    16.09 to 15.26      991,680  2.05  to .45      3.58        3.53 to 1.90
                      2004   37,688    15.53 to 14.95      566,889  2.05  to .45      1.59       10.54 to 8.78
                      2003   18,783    14.06 to 13.73      258,689  2.05  to .45      3.31       17.30 to 11.08
                      2002    5,869    11.98 to 11.85       69,763  1.90  to .45      0.17      (4.13) to (5.20)
Lifestyle
Conservative A        2006    7,446    21.39 to 13.18      146,048  1.90  to .45      4.48        7.95 to 5.48
                      2005    8,320    20.01 to 14.69      152,461  1.90  to .45      4.75        2.42 to 0.95
                      2004    8,980    19.72 to 14.55      162,471  1.90  to .45      3.36        8.10 to 6.54
                      2003    8,695    18.42 to 13.66      147,503  1.90  to .45      3.97       11.05 to 9.45
                      2002    9,469    16.74 to 12.48      146,341  1.90  to .45      3.08        1.27 to (0.19)

            JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                 FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                       AT DECEMBER 31,           --------------------------------------------
                            -----------------------------------  EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                             UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME       HIGHEST TO
      SUBACCOUNT            (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**       LOWEST***
      ----------            ------  -----------------  --------  -------------  ----------  -----------------
Lifestyle
Conservative B        2006  29,039   $16.61 to $13.11  $454,533  2.05% to .45%     4.40%      7.64% to 4.85%
                      2005  24,907    15.43 to 14.19    368,418  2.05  to .45      4.40        2.35 to 0.73
                      2004  17,301    15.08 to 14.09    253,059  2.05  to .45      2.12        8.02 to 6.30
                      2003   9,758    13.96 to 13.26    133,686  2.05  to .45      4.20       11.05 to 6.05
                      2002   3,504    12.57 to 12.46     43,759  1.90  to .45      0.25        0.56 to (0.36)

Small Company Value
A                     2006   9,133    24.91 to 12.53    214,490  1.90  to .45      0.07       14.90 to 0.21
                      2005  11,133    21.97 to 19.68    229,830  1.90  to .45      0.28        6.55 to 5.03
                      2004  14,367    20.88 to 18.74    281,190  1.90  to .45      0.16       24.63 to 22.83
                      2003  15,206    16.98 to 15.26    241,376  1.90  to .45      0.41       33.07 to 31.15
                      2002  16,010    12.92 to 11.63    193,032  1.90  to .45      0.29      (6.35) to (7.70)

Small Company Value
B                     2006   8,527    22.15 to 12.51    172,275  2.05  to .45      0.00       14.69 to 0.07
                      2005   9,975    19.61 to 17.17    178,396  2.05  to .45      0.07        6.30 to 4.62
                      2004  11,153    18.72 to 16.38    189,902  2.05  to .45      0.08       24.38 to 22.40
                      2003   8,705    15.28 to 13.36    120,318  2.05  to .45      0.58       32.96 to 22.17
                      2002   4,130    11.51 to 10.20     43,168  1.90  to .45      0.01      (7.96) to (18.42)

International
Value A               2006  17,751    22.78 to 14.14    361,944  1.90  to .45      1.87       29.01 to 13.12
                      2005  21,037    17.88 to 15.65    335,774  1.90  to .45      0.63       10.05 to 8.47
                      2004  11,967    16.45 to 14.40    175,648  1.90  to .45      1.21       21.00 to 19.25
                      2003  11,407    13.77 to 12.05    139,827  1.90  to .45      0.82       44.21 to 42.14
                      2002  10,361     9.67 to 8.45      89,057  1.90  to .45      0.78     (18.21) to (19.39)

International
Value B               2006   9,830    28.23 to 14.11    228,099  2.05  to .45      1.69       28.69 to 12.92
                      2005  10,598    22.27 to 17.84    194,292  2.05  to .45      0.60        9.81 to 8.08
                      2004   8,850    20.58 to 16.48    149,346  2.05  to .45      0.88       20.83 to 18.91
                      2003   6,547    17.29 to 13.84     92,300  2.05  to .45      1.11       43.87 to 38.26
                      2002   3,037    10.32 to 9.76      29,994  1.90  to .45      0.07     (17.43) to (21.91)

Total Return A        2006  17,147    18.42 to 12.93    286,638  1.90  to .45      3.54        3.58 to 1.65
                      2005  20,828    17.86 to 14.65    340,882  1.90  to .45      2.43        2.02 to 0.55
                      2004  24,746    17.50 to 14.57    400,815  1.90  to .45      3.85        4.48 to 2.98
                      2003  31,438    16.75 to 14.15    492,909  1.90  to .45      2.91        4.55 to 3.04
                      2002  40,269    16.02 to 13.73    610,597  1.90  to .45      2.55        9.02 to 7.46

            JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                 FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                      AT DECEMBER 31,            --------------------------------------------
                            -----------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                             UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME         HIGHEST TO
      SUBACCOUNT            (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------            ------  -----------------  --------  -------------  ----------  -----------------
Total Return B        2006  14,890   $15.31 to $12.91  $215,790  2.05% to .45%     3.36%      3.44% to 1.33%
                      2005  17,548    14.87 to 12.86    249,888  2.05  to .45      2.02        1.79 to 0.18
                      2004  18,952    14.61 to 12.84    268,236  2.05  to .45      3.05        4.24 to 2.58
                      2003  18,959    14.01 to 12.52    260,587  2.05  to .45      3.78        4.40 to .14
                      2002  11,100    13.42 to 13.30    147,946  1.90  to .45      0.08        7.38 to 6.40

U.S. Large Cap
Value A               2006  18,403    15.26 to 12.93    275,659  1.90  to .45      0.59       10.16 to 3.44
                      2005  23,451    15.27 to 12.69    321,910  1.90  to .45      0.44        5.34 to 3.83
                      2004  29,183    13.33 to 12.21    384,371  1.90  to .45      0.26        8.90 to 7.33
                      2003  23,693    12.35 to 11.37    289,158  1.90  to .45      0.40       36.45 to 34.49
                      2002  26,103     9.14 to 8.44     235,934  1.90  to .45      0.31     (25.52) to (26.60)

U.S. Large Cap
Value B               2006   6,320    18.40 to 12.91    101,074  2.05  to .45      0.41        9.86 to 3.26
                      2005   7,796    17.00 to 14.14    114,793  2.05  to .45      0.12        5.25 to 3.59
                      2004   9,022    16.40 to 13.59    127,668  2.05  to .45      0.20        8.62 to 6.89
                      2003   7,525    15.32 to 12.66     99,194  2.05  to .45      0.63       36.07 to 22.52
                      2002   4,071     9.98 to 9.42      39,932  1.90  to .45      0.01     (20.14) to (24.64)

Mid Cap Stock A       2006  18,381    19.59 to 12.82    304,720  1.90  to .45      0.00       13.04 to 2.55
                      2005  22,048    17.54 to 14.50    326,656  1.90  to .45      0.00       14.06 to 12.42
                      2004  13,194    15.57 to 12.87    173,906  1.90  to .45      0.00       18.50 to 16.79
                      2003  13,463    13.31 to 10.99    151,616  1.90  to .45      0.00       41.69 to 39.65
                      2002  11,485     9.51 to 7.85      92,119  1.90  to .45      0.00     (22.91) to (24.02)

Mid Cap Stock B       2006   7,959    22.77 to 12.80    161,929  2.05  to .45      0.00       12.80 to 2.40
                      2005   8,673    20.49 to 17.62    159,035  2.05  to .45      0.00       13.91 to 12.11
                      2004   6,824    18.26 to 15.65    111,076  2.05  to .45      0.00       18.22 to 16.33
                      2003   5,521    15.68 to 13.40     76,988  2.05  to .45      0.00       41.33 to 25.34
                      2002   1,815    10.18 to 9.60      18,161  1.90  to .45      0.00     (18.55) to (23.24)

Global Allocation A   2006   5,264    14.20 to 12.39     66,274  1.90  to .45      1.04       12.99 to 6.53
                      2005   5,523    12.73 to 11.10     62,159  1.90  to .45      0.96        5.73 to 4.21
                      2004   5,658    12.19 to 10.62     60,918  1.90  to .45      1.02       12.22 to 10.60
                      2003   5,563    11.00 to 9.58      53,961  1.90  to .45      0.49       25.86 to 24.05
                      2002   6,658     8.85 to 7.70      51,970  1.90  to .45      0.00     (23.55) to (24.65)

Global Allocation B   2006  11,570    18.90 to 13.30    181,781  2.05  to .45      0.77       12.77 to 6.39
                      2005   7,328    17.01 to 13.74    105,078  2.05  to .45      0.71        5.46 to 3.79
                      2004   3,418    16.38 to 13.18     47,201  2.05  to .45      0.58       12.02 to 10.24
                      2003   1,379    14.84 to 11.91     17,238  2.05  to .45      0.66       25.90 to 18.64
                      2002     513    10.22 to 9.58       5,167  1.90  to .45      0.00     (18.23) to (23.40)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                    FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,            ---------------------------------------------
                              -----------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  --------  -------------  ----------  ------------------
Dynamic Growth A        2006  13,497   $12.54 to $5.42   $ 80,189  1.90% to .45%     0.00%      10.53% to 8.94%
                        2005  17,531    11.49 to 4.96      95,384   1.90 to .45      0.00       11.89 to 10.29
                        2004  20,131    10.40 to 4.49      99,318   1.90 to .45      0.00        9.50 to 7.92
                        2003  24,253     9.61 to 4.15     110,270   1.90 to .45      0.00       28.45 to 26.61
                        2002  15,609     7.58 to 3.27      53,528   1.90 to .45      0.00     (28.68) to (29.71)

Dynamic Growth B        2006   1,869    19.98 to 15.80     30,934   2.05 to .45      0.00        10.23 to 8.48
                        2005   2,631    18.40 to 14.50     40,096   2.05 to .45      0.00        11.51 to 9.74
                        2004   2,713    16.75 to 13.16     37,343   2.05 to .45      0.00        9.53 to 7.78
                        2003   3,026    15.52 to 12.16     38,545   2.05 to .45      0.00       28.54 to 24.11
                        2002     414    10.19 to 9.58       4,137   1.90 to .45      0.00     (18.50) to (23.38)

Total Stock Market
Index A                 2006   2,366    15.22 to 12.49     30,453   1.90 to .45      1.00       14.78 to 13.13
                        2005   2,761    13.43 to 11.01     31,292   1.90 to .45      1.15        5.22 to 3.71
                        2004   3,332    12.92 to 10.59     36,324   1.90 to .45      0.62        11.24 to 9.63
                        2003   3,675    11.76 to 9.64      36,557   1.90 to .45      0.00       29.95 to 28.08
                        2002   3,105     9.17 to 7.50      23,958   1.90 to .45      0.93     (21.64) to (22.77)

Total Stock Market
Index B                 2006   1,796    19.39 to 16.20     30,203   2.05 to .45      0.86       14.58 to 12.76
                        2005   2,109    17.18 to 14.30     31,196   2.05 to .45      0.89        4.94 to 3.28
                        2004   2,130    16.62 to 13.80     30,316   2.05 to .45      0.46        11.09 to 9.33
                        2003   1,979    15.19 to 12.57     25,617   2.05 to .45      0.00       29.73 to 21.40
                        2002     581    10.29 to 9.80       5,875   1.90 to .45      2.43     (17.69) to (21.56)

500 Index A             2006  11,610    14.21 to 11.66    139,913   1.90 to .45      0.98       14.74 to 13.09
                        2005  14,907    12.54 to 10.29    158,071   1.90 to .45      1.61        3.82 to 2.33
                        2004  18,323    12.23 to 10.03    189,375   1.90 to .45      0.92        9.76 to 8.18
                        2003  20,234    11.29 to 9.25     192,606   1.90 to .45      0.90       27.43 to 25.60
                        2002  19,500     8.97 to 7.34     147,403   1.90 to .45      0.00     (22.88) to (23.99)

500 Index B             2006   5,989    18.53 to 15.21     95,202   2.05 to .45      0.82       14.54 to 12.73
                        2005   7,895    16.42 to 13.44    110,890   2.05 to .45      1.41        3.65 to 2.01
                        2004   9,261    16.08 to 13.12    126,997   2.05 to .45      0.67        9.50 to 7.76
                        2003   8,139    14.91 to 12.13    103,376   2.05 to .45      1.32       27.19 to 19.17
                        2002   3,594    10.29 to 9.65      36,400   1.90 to .45      0.00     (17.65) to (22.78)

Mid Cap Index A         2006   3,648    20.76 to 12.72     69,718   1.90 to .45      0.65        9.22 to 1.72
                        2005   3,755    19.01 to 16.38     66,360   1.90 to .45      0.52        11.52 to 9.92
                        2004   4,260    17.04 to 14.88     68,148   1.90 to .45      0.37       15.31 to 13.64
                        2003   4,755    14.78 to 13.08     66,752   1.90 to .45      0.00       33.96 to 32.04
                        2002   4,686    11.03 to 9.90      49,683   1.90 to .45      0.48     (15.54) to (16.76)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                    FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,            ---------------------------------------------
                              -----------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  --------  -------------  ----------  ------------------
Mid Cap Index B         2006   3,931   $21.22 to $12.70  $ 70,695  2.05% to .45%     0.46%     8.95% to (0.67)%
                        2005   3,338    19.77 to 16.37     55,886   2.05 to .45      0.34        11.29 to 9.53
                        2004   3,477    18.03 to 14.93     52,902   2.05 to .45      0.24       15.13 to 13.30
                        2003   2,913    15.90 to 13.15     38,918   2.05 to .45      0.00       33.72 to 27.12
                        2002   1,208    10.45 to 9.98      12,159   1.90 to .45      1.16     (16.42) to (20.15)

Small Cap Index A       2006   2,274    18.92 to 17.47     40,548   1.90 to .45      0.52       17.08 to 15.40
                        2005   2,798    16.21 to 12.50     43,031   1.90 to .45      0.55        3.43 to 1.94
                        2004   3,317    15.87 to 12.50     49,871   1.90 to .45      0.33       16.80 to 15.11
                        2003   4,258    13.76 to 12.50     55,344   1.90 to .45      0.00       45.13 to 43.05
                        2002   3,205    12.50 to 8.93      29,030   1.90 to .45      0.78     (21.83) to (22.95)

Small Cap Index B       2006   2,385    22.48 to 18.19     44,538   2.05 to .45      0.34       16.82 to 14.97
                        2005   2,869    19.53 to 15.80     46,392   2.05 to .45      0.35        3.24 to 1.60
                        2004   3,002    19.20 to 15.53     47,580   2.05 to .45      0.19       16.60 to 14.75
                        2003   2,547    16.72 to 13.51     34,874   2.05 to .45      0.00       44.68 to 33.65
                        2002     966     9.81 to 9.48       9,221   1.90 to .45      2.03     (21.51) to (24.20)

Capital Appreciation A  2006  22,981    12.66 to 9.20     218,602   1.90 to .45      0.00        1.80 to 0.34
                        2005   4,458    12.41 to 9.15      42,848   1.90 to .45      0.00       13.48 to 11.86
                        2004   4,728    11.08 to 8.17      40,612   1.90 to .45      0.00        8.84 to 7.27
                        2003   5,308    10.30 to 7.61      42,404   1.90 to .45      0.00       28.89 to 27.04
                        2002   5,317     8.10 to 5.98      33,399   1.90 to .45      0.00     (30.93) to (31.92)

Capital Appreciation B  2006   6,969    17.77 to 12.63    100,281   2.05 to .45      0.00        1.61 to 0.00
                        2005   3,050    17.75 to 13.37     43,563   2.05 to .45      0.00       13.19 to 11.40
                        2004   2,967    15.92 to 11.95     38,036   2.05 to .45      0.00        8.74 to 7.01
                        2003   2,923    14.86 to 11.12     34,922   2.05 to .45      0.00       28.77 to 18.81
                        2002   1,395     9.62 to 8.74      13,117   1.90 to .45      0.00     (23.01) to (30.06)

Health Sciences A       2006   4,163    18.41 to 13.39     72,020   1.90 to .45      0.00        7.89 to 6.34
                        2005   4,903    17.07 to 15.73     79,469   1.90 to .45      0.00       12.14 to 10.53
                        2004   5,488    15.22 to 14.23     80,167   1.90 to .45      0.00       14.79 to 13.13
                        2003   5,751    13.26 to 12.58     73,964   1.90 to .45      0.00       35.61 to 33.66
                        2002   5,117     9.78 to 9.41      49,049   1.90 to .45      0.00     (27.57) to (28.61)

Health Sciences B       2006   3,954    19.98 to 13.38     72,848   2.05 to .45      0.00        7.68 to 5.98
                        2005   4,467    18.66 to 15.95     77,355   2.05 to .45      0.00       11.92 to 10.15
                        2004   4,517    16.93 to 14.42     70,754   2.05 to .45      0.00       14.53 to 12.70
                        2003   3,617    15.00 to 12.75     50,184   2.05 to .45      0.00       35.30 to 19.94
                        2002   1,478    10.70 to 9.53      15,331   1.90 to .45      0.00     (14.39) to (23.72)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                    FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,            ---------------------------------------------
                              -----------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  --------  -------------  ----------  ------------------
Financial Services A    2006   2,583   $18.56 to $14.42   $45,180  1.90% to .45%     0.36%     22.57% to 15.39%
                        2005   2,635    15.14 to 14.21     37,996   1.90 to .45      0.39        9.28 to 7.72
                        2004   3,009    13.85 to 13.18     40,133   1.90 to .45      0.36        9.88 to 8.30
                        2003   3,424    12.61 to 12.16     42,023   1.90 to .45      0.18       32.98 to 31.07
                        2002   3,370      9.54 to 9.27     31,449   1.90 to .45      0.00     (18.25) to (19.43)

Financial Services B    2006   2,934    21.86 to 14.40     55,701   2.05 to .45      0.21       22.22 to 15.22
                        2005   2,548    18.16 to 15.54     40,197   2.05 to .45      0.20        9.13 to 7.41
                        2004   2,668    16.89 to 14.45     39,012   2.05 to .45      0.24        9.59 to 7.85
                        2003   2,493    15.64 to 13.37     33,639   2.05 to .45      0.30       32.80 to 25.08
                        2002   1,142    10.35 to 10.22     11,721   1.90 to .45      0.00     (17.22) to (18.25)

Quantitative Mid Cap A  2006     700    15.22 to 13.80      9,867   1.90 to .45      0.00        3.63 to 2.14
                        2005   1,132    14.87 to 13.50     15,576   1.90 to .45      0.00       13.11 to 11.49
                        2004   1,100    13.31 to 12.09     13,543   1.90 to .45      0.00       17.67 to 15.98
                        2003     903    11.45 to 10.42      9,550   1.90 to .45      0.00       37.91 to 35.93
                        2002     885      8.41 to 7.66      6,865   1.90 to .45      0.00     (23.00) to (24.11)

Quantitative Mid Cap B  2006     548    20.54 to 17.43      9,697   2.05 to .45      0.00        3.32 to 1.69
                        2005     845    20.18 to 17.07     14,660   2.05 to .45      0.00       12.88 to 11.09
                        2004     708    18.15 to 15.31     11,010   2.05 to .45      0.00       17.36 to 15.49
                        2003     505    15.70 to 13.20      6,766   2.05 to .45      0.00       37.70 to 25.49
                        2002     212      9.94 to 9.70      2,086   1.90 to .45      0.00     (20.47) to (22.39)

All Cap Value A         2006   3,603    17.11 to 15.85     58,058   1.90 to .45      0.99       13.20 to 11.58
                        2005   4,262    15.12 to 14.19     61,297   1.90 to .45      0.55        5.24 to 3.73
                        2004   4,917    14.36 to 13.67     67,924   1.90 to .45      0.32       15.43 to 13.77
                        2003   4,535    12.44 to 12.00     54,843   1.90 to .45      0.06       37.74 to 35.76
                        2002   2,966      9.03 to 8.83     26,320   1.90 to .45      0.00     (28.16) to (29.19)

All Cap Value B         2006   3,376    19.89 to 15.89     57,471   2.05 to .45      0.80       13.02 to 11.23
                        2005   3,771    17.86 to 14.23     57,393   2.05 to .45      0.12        4.94 to 3.28
                        2004   4,126    17.28 to 13.73     60,281   2.05 to .45      0.20       15.27 to 13.44
                        2003   2,647    15.22 to 12.05     34,138   2.05 to .45      0.12       37.55 to 21.66
                        2002     694      9.73 to 8.87      6,607   1.90 to .45      0.00     (22.13) to (29.06)

Strategic Value A       2006      --    13.10 to 11.91         --   1.90 to .45      2.72(a)     11.15 to 9.68(a)
                        2005   2,391    11.92 to 10.85     26,484   1.90 to .45      0.76      (0.74) to (2.17)
                        2004   3,084    12.16 to 11.08     34,828   1.90 to .45      0.34       17.45 to 15.76
                        2003   3,373     10.48 to 9.56     32,780   1.90 to .45      0.02       28.20 to 26.36
                        2002   3,697      8.28 to 7.56     28,348   1.90 to .45      0.00     (27.52) to (28.57)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)



                                                                    FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                     AT DECEMBER 31,               ---------------------------------------------
                        -----------------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  --------  -------------  ----------  ------------------
Strategic Value B       2006      --   $18.45 to $14.69       --   2.05% to .45%     2.72%(a)   10.97% to 9.34%(a)
                        2005   1,640    16.86 to 13.38     22,794   2.05 to .45       0.35      (.97) to (2.54)
                        2004   1,791    17.28 to 13.68     25,436   2.05 to .45       0.24      17.26 to 15.39
                        2003   1,438    14.96 to 11.80     17,659   2.05 to .45       0.11      28.10 to 19.59
                        2002     564     9.88 to 9.33       5,488   1.90 to .45       0.00    (20.92) to (25.39)

Utilities - A           2006   3,127    19.86 to 17.19     54,992   1.90 to .45       2.27      30.42 to 28.55
                        2005   3,528    15.42 to 13.36     48,052   1.90 to .45       0.44      16.30 to 14.63
                        2004   3,380    13.43 to 11.65     40,071   1.90 to .45       0.85      28.84 to 26.98
                        2003   2,784    10.55 to 9.16      25,918   1.90 to .45       1.17      33.92 to 32.00
                        2002   2,405     7.98 to 6.93      16,927   1.90 to .45       0.01    (23.89) to (24.99)

Utilities - B           2006   2,219    28.45 to 24.79     58,597   2.05 to .45       2.10      30.18 to 28.12
                        2005   2,375    21.85 to 19.27     48,680   2.05 to .45       0.29      16.04 to 14.20
                        2004   1,944    19.05 to 16.81     34,697   2.05 to .45       0.63      28.65 to 26.61
                        2003   1,380    15.03 to 13.22     19,356   2.05 to .45       1.49      33.65 to 20.16
                        2002     603    10.95 to 10.01      6,414   1.90 to .45       0.00    (12.38) to (19.90)

Mid Cap Value A         2006   9,675    21.70 to 20.07    197,760   1.90 to .45       0.72      11.77 to 10.16
                        2005  12,360    19.41 to 18.22    228,346   1.90 to .45       0.45       7.52 to 5.98
                        2004  13,726    18.06 to 17.18    238,327   1.90 to .45       0.47      23.90 to 22.11
                        2003  13,082    14.57 to 14.06    185,296   1.90 to .45       0.41      24.79 to 23.00
                        2002  13,413    11.68 to 11.42    153,880   1.90 to .45       0.00    (10.51) to (11.80)

Mid Cap Value B         2006   9,922    22.08 to 18.82    191,977   2.05 to .45       0.53       11.53 to 9.76
                        2005  12,516    20.09 to 17.12    219,693   2.05 to .45       0.26       7.28 to 5.58
                        2004  13,288    19.01 to 16.19    219,968   2.05 to .45       0.32      23.66 to 21.69
                        2003  10,326    15.61 to 13.28    139,572   2.05 to .45       0.54      25.03 to 22.78
                        2002   5,027    11.43 to 10.82     54,988   1.90 to .45       0.00     (8.60) to (13.44)

Fundamental Value A     2006  10,715    17.34 to 13.64    175,241   1.90 to .45       0.80      14.00 to 9.10
                        2005  12,105    15.21 to 14.28    175,605   1.90 to .45       0.46       8.35 to 6.80
                        2004  13,372    14.03 to 13.35    181,041   1.90 to .45       0.46      11.30 to 9.69
                        2003  13,199    12.69 to 12.16    162,347   1.90 to .45       0.28      29.25 to 27.39
                        2002  13,515     9.95 to 9.54     130,028   1.90 to .45       0.10    (16.58) to (17.78)

Fundamental Value B     2006  20,167    20.09 to 13.62    353,591   2.05 to .45       0.58      13.73 to 8.94
                        2005  15,513    17.93 to 15.62    245,661   2.05 to .45       0.21       8.21 to 6.50
                        2004  11,922    16.82 to 14.65    176,399   2.05 to .45       0.31      10.94 to 9.18
                        2003   8,509    15.39 to 13.40    114,784   2.05 to .45       0.38      28.99 to 23.01
                        2002   4,059    10.63 to 10.54     42,897   1.90 to .45       0.00    (14.93) to (15.71)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                    FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                     AT DECEMBER 31,               ---------------------------------------------
                        -----------------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  --------  -------------  ----------  ------------------
Emerging Growth B       2006     574   $20.49 to $19.33  $ 11,308  2.05% to .45%     0.00%      10.88% to 9.13%
                        2005     474    18.48 to 17.71      8,502   2.05 to .45      0.00        6.90 to 5.21
                        2004     473    17.29 to 16.84      8,037   2.05 to .45      0.00        6.16 to 4.47
                        2003     232    16.29 to 16.12      3,758   2.05 to .45      0.00       30.29 to 28.93

Natural Resources B     2006   5,989    39.20 to 12.33    222,307   2.05 to .45      0.40       21.49 to (1.39)
                        2005   6,124    32.27 to 30.93    191,797   2.05 to .45      0.00       45.76 to 43.46
                        2004   3,870    22.14 to 21.56     84,076   2.05 to .45      0.05       23.49 to 21.52
                        2003   1,515    17.93 to 17.74     26,967   2.05 to .45      0.00       43.42 to 41.87

Mid Cap Core B          2006      --    19.80 to 12.78         --   2.05 to .45      1.32(a)     8.37 to 2.24(a)
                        2005   2,021    18.27 to 17.51     35,842   2.05 to .45      0.00        5.42 to 3.75
                        2004   2,139    17.33 to 16.88     36,390   2.05 to .45      0.00       13.62 to 11.81
                        2003   1,074    15.25 to 15.10     16,269   2.05 to .45      0.00       22.04 to 20.76

Quantitative All Cap
B                       2006     157    21.84 to 20.60      3,294   2.05 to .45      0.78       14.39 to 12.58
                        2005     162    19.09 to 18.30      3,011   2.05 to .45      0.77        7.88 to 6.17
                        2004     124    17.70 to 17.23      2,152   2.05 to .45      0.89       14.16 to 12.34
                        2003      38    15.50 to 15.34        585   2.05 to .45      0.00       24.01 to 22.28
Large Cap Value B       2006   2,246    25.42 to 23.98     54,673   2.05 to .45      0.30       15.24 to 13.41

                        2005   3,950    22.06 to 21.14     84,616   2.05 to .45      0.00       14.75 to 12.93
                        2004   1,866    19.22 to 18.72     35,228   2.05 to .45      0.80       20.99 to 19.06
                        2003     357    15.89 to 15.72      5,628   2.05 to .45      0.00       27.11 to 25.54

Small Cap
Opportunities A         2006   3,561    25.68 to 24.35     88,037   1.90 to .45      0.73(a)     9.96 to 8.38(a)
                        2005   4,571    23.35 to 22.47    103,817   1.90 to .45      0.00(a)    17.10 to 15.97(a)

Small Cap
Opportunities B         2006   2,749    25.58 to 12.24     66,874   2.05 to .45      0.55        9.70 to (2.06)
                        2005   3,283    23.32 to 22.35     74,178   2.05 to .45      0.00        7.13 to 5.43
                        2004   1,454    21.77 to 21.20     31,064   2.05 to .45      0.05       24.92 to 22.93
                        2003     862    17.43 to 17.25     14,904   2.05 to .45      0.00       39.43 to 37.81

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                      FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                         AT DECEMBER 31,             ----------------------------------------------
                              -------------------------------------  EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE     ASSETS      HIGHEST TO     INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST    (000S)       LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  ----------  -------------  ----------  -------------------
Special Value B         2006     298   $21.71 to $20.48  $    6,223  2.05% to .45%    0.00%       10.10% to 8.36%
                        2005     384    19.72 to 18.90        7,342   2.05 to .45     0.00          4.83 to 3.17
                        2004     382    18.81 to 18.32        7,045   2.05 to .45     0.00         19.41 to 17.51
                        2003     122    15.75 to 15.59        1,903   2.05 to .45     0.00         26.03 to 24.71
Real Return Bond B      2006   7,163    14.21 to 13.40       97,633   2.05 to .45     2.44         (.26) to (1.83)
                        2005   9,320    14.25 to 13.65      128,756   2.05 to .45     0.13         0.76 to (0.83)
                        2004   9,068    14.14 to 13.77      125,769   2.05 to .45     0.28          8.24 to 6.52
                        2003   4,934    13.06 to 12.92       63,958   2.05 to .45     0.00          4.49 to 2.46
American International
B                       2006  33,554    27.83 to 13.23      856,032   2.05 to .45     0.72         17.79 to 5.84
                        2005  24,693    23.63 to 22.64      565,653   2.05 to .45     0.51         20.33 to 18.42
                        2004  14,790    19.64 to 19.12      284,896   2.05 to .45     0.29         18.21 to 16.33
                        2003   3,752    16.61 to 16.44       61,859   2.05 to .45     0.00         32.89 to 30.62
American Growth B       2006  65,701    21.50 to 12.85    1,324,518   2.05 to .45     0.17          9.15 to 2.77
                        2005  53,643    19.70 to 18.88    1,024,545   2.05 to .45     0.00         15.07 to 13.25
                        2004  39,162    17.12 to 16.67      657,625   2.05 to .45     0.00         11.41 to 9.64
                        2003  16,805    15.36 to 15.20      256,281   2.05 to .45     0.00         22.92 to 21.63
American Blue-Chip
Income & Growth B       2006   8,938    20.65 to 19.48      177,061   2.05 to .45     0.43         16.27 to 14.43
                        2005   9,653    17.76 to 17.02      166,288   2.05 to .45     0.04          6.19 to 4.51
                        2004   9,918    16.72 to 16.29      162,747   2.05 to .45     0.00          8.64 to 6.91
                        2003   5,502    15.39 to 15.23       84,057   2.05 to .45     0.00         23.16 to 21.73
American Growth-
Income B                2006  57,500    20.25 to 13.50    1,094,820   2.05 to .45     0.92         14.10 to 8.01
                        2005  45,371    17.74 to 17.01      780,505   2.05 to .45     0.35          4.81 to 3.16
                        2004  31,223    16.93 to 16.49      518,556   2.05 to .45     0.22          9.34 to 7.60
                        2003  11,246    15.48 to 15.32      172,841   2.05 to .45     0.00         23.87 to 22.15
American Bond B         2006  36,600    13.22 to 12.92      475,934   2.05 to .45     0.00(a)       6.01 to 4.33(a)
                        2005  10,103    12.47 to 12.38      125,328   2.05 to .45     0.00(a)     (0.27) to (0.92)(a)
American Century -
Small Company           2006     488    16.79 to 16.09        7,959   2.05 to .45     0.00          4.94 to 3.28
                        2005   1,645    16.00 to 15.58       25,860   2.05 to .45     0.00          5.52 to 3.85
                        2004     451    15.16 to 15.00        6,788   2.05 to .45     0.00         21.32 to 20.04

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                   FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,            --------------------------------------------
                              -----------------------------------  EXPENSE RATIO   INVESTMENT    TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO      INCOME       HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  --------  -------------  -----------  ----------------
PIMCO VIT All Asset     2006   2,705   $15.30 to $14.66  $ 40,167   2.05% to .45%     4.68%     3.89% to 2.25%
                        2005   3,798    14.72 to 14.34     54,870    2.05 to .45      4.50       5.47 to 3.80
                        2004   1,151    13.96 to 13.81     15,951    2.05 to .45      4.61      11.67 to 10.50

Core Equity             2006   3,123    15.81 to 13.40     47,852    2.05 to .45      0.00       7.37 to 4.32
                        2005   3,539    14.92 to 14.53     51,784    2.05 to .45      0.00       5.30 to 3.63
                        2004   1,943    14.17 to 14.02     27,320    2.05 to .45      0.00      13.34 to 12.15

Classic Value           2006   2,037    17.37 to 13.72     34,189    2.05 to .45      1.10       15.32 to 9.74
                        2005   1,023    15.07 to 14.67     15,129    2.05 to .45      0.46       8.73 to 7.01
                        2004     550    13.86 to 13.71      7,563    2.05 to .45      0.28       10.84 to 9.67

Quantitative Value      2006     278    19.08 to 18.29      5,139    2.05 to .45      1.46      20.51 to 18.60
                        2005     193    15.83 to 15.42      3,000    2.05 to .45      0.00       8.33 to 6.61
                        2004      35    14.62 to 14.46        503    2.05 to .45      0.00      16.93 to 15.70

U.S. Global Leaders
Growth A                2006   2,430    13.39 to 12.88     31,621    1.90 to .45      0.00(a)   1.35 to (0.11)(a)
                        2005   2,923    13.21 to 12.90     37,929    1.90 to .45      0.15(a)    8.99 to 7.93(a)

U.S. Global Leaders
Growth B                2006   1,984    13.36 to 12.81     25,698    2.05 to .45      0.00      1.04 to (0.56)
                        2005   2,469    13.23 to 12.88     32,021    2.05 to .45      0.00       .41 to (1.18)
                        2004     262    13.17 to 13.03      3,426    2.05 to .45      0.58       5.37 to 4.26

John Hancock
Strategic Income        2006   1,264    14.25 to 13.65     17,467    2.05 to .45      2.95       3.40 to 1.77
                        2005   1,096    13.78 to 13.42     14,810    2.05 to .45      4.44      1.54 to (0.07)
                        2004     515    13.57 to 13.42      6,934    2.05 to .45      2.70       8.54 to 7.40

John Hancock
International Equity
Index A                 2006   2,339    21.41 to 20.60     48,747    1.90 to .45      0.83      24.92 to 23.13
                        2005   1,670    17.14 to 16.73     28,128    1.90 to .45      0.89      16.09 to 14.42
                        2004   1,580    14.76 to 14.62     23,155    1.90 to .45      0.49      18.09 to 16.96

John Hancock
International Equity
Index B                 2006   1,937    21.29 to 20.41     39,999    2.05 to .45      0.65      24.70 to 22.73
                        2005   1,847    17.08 to 16.63     30,938    2.05 to .45      0.72      15.87 to 14.04
                        2004   1,590    14.74 to 14.58     23,245    2.05 to .45      0.37      17.91 to 16.66

Active Bond A           2006   8,812    13.16 to 12.85    114,129    1.90 to .45      2.87(a)    3.95 to 2.46(a)
                        2005  11,076    12.66 to 12.54    139,269    1.90 to .45      0.00(a)    1.29 to 0.31(a)

Active Bond B           2006  38,059    13.12 to 12.78    489,521    2.05 to .45      2.62(a)    3.74 to 2.10(a)
                        2005  39,503    12.65 to 12.51    495,632    2.05 to .45      0.00(a)    1.18 to 0.10(a)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H NOTES TO FINANCIAL STATEMENTS - (CONTINUED) DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,           --------------------------------------------
                              ----------------------------------  EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS    HIGHEST TO     INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)     LOWEST*       RATIO**       LOWEST***
      ----------              ------  -----------------  -------  -------------  ----------  -----------------
CGTC Overseas
Equity B                2006     382   $18.17 to $17.69  $ 6,821  2.05% to .45%    0.44%(a)  19.10% to 17.22%(a)
                        2005     288    15.36 to 15.09     4,363   2.05 to .45     0.00(a)    22.04 to 20.76(a)

Independence
Investment LLC Small
Cap B                   2006      87    15.25 to 14.85     1,298   2.05 to .45     0.00(a)     6.93 to 5.24(a)
                        2005      43    14.36 to 14.11       613   2.05 to .45     0.00(a)    14.06 to 12.86(a)


Marisco International
Opportunities B         2006   2,220    19.07 to 13.33    40,997   2.05 to .45     0.33(a)    23.35 to 6.62(a)
                        2005     814    15.57 to 15.30    12,495   2.05 to .45     0.00(a)    23.71 to 22.41(a)

T Rowe Price Mid
Value B                 2006     938    16.82 to 16.38    15,484   2.05 to .45     0.06(a)    19.51 to 17.62(a)
                        2005     334    14.07 to 13.92     4,662   2.05 to .45     0.00(a)    12.56 to 11.37(a)

UBS Large Cap B         2006     112    15.78 to 15.36     1,733   2.05 to .45     0.21(a)    13.64 to 11.84(a)
                        2005      61    13.98 to 13.74       835   2.05 to .45     0.00(a)    11.05 to 9.88(a)

U.S. High Yield B       2006     183    14.12 to 13.75     2,539   2.05 to .45     3.30(a)     8.97 to 7.25(a)
                        2005      99    13.05 to 12.82     1,271   2.05 to .45     0.00(a)     3.69 to 2.60(a)

Wellington Small Cap
Growth B                2006   1,718    17.95 to 12.40    29,891   2.05 to .45     0.00(a)   12.71 to (0.81)(a)
                        2005   1,169    16.04 to 15.76    18,480   2.05 to .45     0.00(a)    27.41 to 26.07(a)

Wellington Small Cap
Value B                 2006   4,012    17.00 to 13.58    66,826   2.05 to .45     0.00(a)    18.50 to 8.65(a)
                        2005   2,337    14.45 to 14.20    33,286   2.05 to .45     0.00(a)    14.78 to 13.57(a)

Wells Capital Core
Bond B                  2006     117    12.96 to 12.62     1,494   2.05 to .45     2.11(a)     3.15 to 1.52(a)
                        2005      56    12.65 to 12.43       699   2.05 to .45     0.00(a)    0.50 to (0.56)(a)

Index Allocation B      2006   7,176    13.63 to 13.22    96,463   2.05 to .45     2.53(a)     9.07 to 5.76(a)

Large Cap Value A       2006   2,873    25.42 to 24.07    70,289    1.90 to.45     0.00(a)     1.56 to 1.44(a)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,           --------------------------------------------
                              ----------------------------------    EXPENSE RATIO  INVESTMENT   TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS      HIGHEST TO     INCOME      HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)       LOWEST*       RATIO**      LOWEST***
      ----------              ------  -----------------  -------  ---------------  ----------  ---------------
Scudder Capital
Growth B                2006   3,943   $20.65 to $12.45  $80,428   2.05% to 1.40%     0.19%    6.67% to 5.98%
                        2005   2,917    19.36 to 16.28    55,996    2.05 to 1.40      0.26      7.01 to 6.32
                        2004   1,031    18.09 to 15.32    18,534    2.05 to 1.40      0.17      6.06 to 5.37
                        2003     771    17.06 to 14.54    13,098    2.05 to 1.40      0.13     24.76 to 16.28
                        2002      34    13.67 to 13.66       460    1.90 to 1.40      0.00      9.38 to 9.25

Scudder Global
Discovery B             2006     585    35.72 to 28.50    20,622    2.05 to 1.40      0.94     20.19 to 19.41
                        2005     637    29.72 to 23.87    18,701    2.05 to 1.40      0.37     16.43 to 15.67
                        2004     551    25.52 to 20.63    13,912    2.05 to 1.40      0.00     21.41 to 20.62
                        2003     312    21.02 to 17.11     6,487    2.05 to 1.40      0.00     46.70 to 36.85
                        2002      10    14.33 to 14.31       143    1.90 to 1.40      0.00     14.65 to 14.52

Scudder Growth &
Income B                2006   1,335    21.52 to 18.14    28,396    2.05 to 1.40      0.62     11.71 to 10.99
                        2005   1,449    19.26 to 16.35    27,635    2.05 to 1.40      0.72      4.27 to 3.59
                        2004     909    18.47 to 15.78    16,633    2.05 to 1.40      0.47      8.25 to 7.55
                        2003     523    17.06 to 14.67     8,844    2.05 to 1.40      0.56     24.79 to 17.37
                        2002      21    13.67 to 13.66       287    1.90 to 1.40      0.00      9.40 to 9.27

Scudder Health
Sciences B              2006     645    20.48 to 17.43    13,090    2.05 to 1.40      0.00      4.31 to 3.63
                        2005     737    19.64 to 16.82    14,366    2.05 to 1.40      0.00      6.56 to 5.87
                        2004     795    18.43 to 15.88    14,542    2.05 to 1.40      0.00      7.64 to 6.94
                        2003     548    17.12 to 14.85     9,318    2.05 to 1.40      0.00     31.36 to 18.81
                        2002      25    13.03 to 13.02       319    1.90 to 1.40      0.00      4.26 to 4.14

Scudder International
B                       2006   1,291    27.14 to 24.92    34,690    2.05 to 1.40      1.51     23.70 to 22.90
                        2005   1,365    21.94 to 20.28    29,693    2.05 to 1.40      1.29     14.11 to 13.37
                        2004   1,388    19.23 to 17.89    26,513    2.05 to 1.40      0.88     14.62 to 13.88
                        2003     677    16.78 to 15.71    11,323    2.05 to 1.40      0.42     25.82 to 25.12
                        2002      41    13.34 to 13.33       549    1.90 to 1.40      0.00      6.74 to 6.61

Scudder Mid Cap
Growth B                2006     178    24.41 to 18.68     4,297    2.05 to 1.40      0.00      9.01 to 8.31
                        2005     187    22.39 to 17.25     4,123    2.05 to 1.40      0.00     13.06 to 12.33
                        2004     204    19.81 to 15.35     3,993    2.05 to 1.40      0.00      2.16 to 1.50
                        2003     146    19.39 to 15.13     2,800    2.05 to 1.40      0.00     31.58 to 21.02
                        2002       6    14.73 to 14.72        82    1.90 to 1.40      0.00     17.87 to 17.74

Scudder Blue Chip B     2006   1,249    23.59 to 20.60    29,187    2.05 to 1.40      0.48     13.59 to 12.86
                        2005   1,358    20.77 to 18.25    27,987    2.05 to 1.40      0.57      8.16 to 7.46
                        2004   1,354    19.20 to 16.98    25,841    2.05 to 1.40      0.22     13.94 to 13.20
                        2003     831    16.85 to 15.00    13,945    2.05 to 1.40      0.14     25.00 to 20.02
                        2002      28    13.48 to 13.47       382    1.90 to 1.40      0.00      7.87 to 7.74

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,           --------------------------------------------
                              ----------------------------------   EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO     INCOME       HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**       LOWEST***
      ----------              ------  -----------------  -------  --------------  ----------  ----------------
Scudder Contrarian
Value B                 2006   1,226   $22.42 to $18.64  $27,212  2.05% to 1.40%     1.22%    13.37% to 12.64%
                        2005   1,448    19.77 to 16.55    28,379   2.05 to 1.40      1.43        .17 to (.48)
                        2004   1,464    19.74 to 16.63    28,667   2.05 to 1.40      0.96        8.12 to 7.42
                        2003     799    18.26 to 15.48    14,514   2.05 to 1.40      0.75       30.35 to 23.86
                        2002      36    14.01 to 13.99       503   1.90 to 1.40      0.00       12.05 to 11.92

Scudder Global Blue
Chip B                  2006     489    30.17 to 27.09    14,636   2.05 to 1.40      0.18      27.85 to 27.03
                        2005     475    23.60 to 21.32    11,122   2.05 to 1.40      0.00      20.80 to 20.02
                        2004     407    19.54 to 17.77     7,908   2.05 to 1.40      0.67      12.74 to 12.01
                        2003     292    17.33 to 15.86     5,042   2.05 to 1.40      0.06      27.17 to 26.54
                        2002      15    13.63 to 13.61       198   1.90 to 1.40      0.00      9.01 to 8.88

Scudder Government
Securities B            2006   1,870    13.32 to 12.83    24,732   2.05 to 1.40      4.35      2.30 to 1.64
                        2005   2,908    13.02 to 12.62    37,614   2.05 to 1.40      3.61      .82 to .17
                        2004   3,147    12.91 to 12.60    40,459   2.05 to 1.40      2.23      1.92 to 1.26
                        2003   2,715    12.67 to 12.44    34,318   2.05 to 1.40      2.48      .41 to (.46)
                        2002     214    12.62 to 12.60     2,698   1.90 to 1.40      0.00      .93 to .82
Scudder High Income
B                       2006   1,894    19.91 to 16.55    37,241   2.05 to 1.40      7.72      8.59 to 7.89
                        2005   2,165    18.33 to 15.34    39,274   2.05 to 1.40      9.35      1.98 to 1.32
                        2004   2,431    17.98 to 15.14    43,290   2.05 to 1.40      6.57      10.52 to 9.80
                        2003   1,951    16.26 to 13.79    31,511   2.05 to 1.40      3.70     22.42 to 10.34
                        2002      73    13.29 to 13.27       972   1.90 to 1.40      0.00      6.29 to 6.17

Scudder International
Select Equity B         2006   1,277    27.86 to 25.39    35,223   2.05 to 1.40      1.65     23.32 to 22.53
                        2005   1,452    22.59 to 20.72    32,527   2.05 to 1.40      2.34     12.42 to 11.69
                        2004   1,438    20.10 to 18.55    28,734   2.05 to 1.40      0.57     16.20 to 15.44
                        2003     857    17.30 to 16.02    14,774   2.05 to 1.40      0.59     28.72 to 26.99
                        2002      24    13.55 to 13.54       322   1.90 to 1.40      0.00      8.41 to 8.29
Scudder Fixed Income
B                       2006   4,405    13.82 to 13.07    60,299   2.05 to 1.40      3.32      2.45 to 1.79
                        2005   4,911    13.48 to 12.84    65,750   2.05 to 1.40      3.04      .44 to (.21)
                        2004   5,059    13.43 to 12.86    67,586   2.05 to 1.40      2.65      2.65 to 1.98
                        2003   3,044    13.08 to 12.61    39,706   2.05 to 1.40      1.74      3.30 to .90
                        2002     121    12.66 to 12.65     1,526   1.90 to 1.40      0.00      1.28 to 1.17
Scudder Money
Market B                2006   2,526    12.73 to 12.47    31,880   2.05 to 1.40      4.14      2.80 to 2.14
                        2005   2,834    12.39 to 12.19    34,840   2.05 to 1.40      2.30      1.01 to .36
                        2004   2,460    12.26 to 12.13    30,042   2.05 to 1.40      0.46     (.88) to (1.52)
                        2003   3,758    12.37 to 12.30    46,360   2.05 to 1.40      0.29     (.98) to (1.47)
                        2002     215    12.49 to 12.48     2,681   1.90 to 1.40      0.19     (.05) to (.17)

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                   FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                         AT DECEMBER 31,           --------------------------------------------
                              -----------------------------------   EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO      INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)       LOWEST*       RATIO**       LOWEST***
      ----------              ------  -----------------  --------  --------------  ----------  -----------------
Scudder Small Cap
Growth B                2006   1,220   $22.08 to $17.39  $ 26,467  2.05% to 1.40%    0.00%      3.35% to 2.68%
                        2005   1,347    21.36 to 16.94     28,336   2.05 to 1.40     0.00        5.25 to 4.57
                        2004   1,066    20.29 to 16.20     21,382   2.05 to 1.40     0.00        9.00 to 8.29
                        2003     706    18.62 to 14.96     13,029   2.05 to 1.40     0.00       30.67 to 19.65
                        2002      32    14.25 to 14.23        449   1.90 to 1.40     0.00       13.99 to 13.86

Scudder Technology
Growth B                2006     420    22.88 to 15.89      9,389   2.05 to 1.40     0.00       (.96) to (1.60)
                        2005     488    23.10 to 16.15     11,033   2.05 to 1.40     0.12        1.84 to 1.18
                        2004     540    22.68 to 15.96     12,054   2.05 to 1.40     0.00        .06 to (0.59)
                        2003     392    22.67 to 16.05      8,737   2.05 to 1.40     0.00        44.15 to 28.44
                        2002      20    15.72 to 15.71        308   1.90 to 1.40     0.00        25.80 to 25.65

Scudder Total Return
B                       2006   1,150    17.79 to 15.68     20,283   2.05 to 1.40     2.19        8.30 to 7.60
                        2005   1,342    16.43 to 14.58     21,882   2.05 to 1.40     2.10        2.46 to 1.80
                        2004   1,458    16.03 to 14.32     23,218   2.05 to 1.40     1.15        4.88 to 4.20
                        2003   1,158    15.29 to 13.74     17,619   2.05 to 1.40     1.29        15.92 to 9.94
                        2002      61    13.19 to 13.17        802   1.90 to 1.40     0.00        5.50 to 5.38

Scudder Davis Venture
Value B                 2006   2,049    24.02 to 20.06     48,622   2.05 to 1.40     0.27       12.76 to 12.03
                        2005   2,283    21.30 to 17.90     48,136   2.05 to 1.40     0.37        7.71 to 7.02
                        2004   2,274    19.77 to 16.73     44,602   2.05 to 1.40     0.04        9.86 to 9.15
                        2003   1,377    18.00 to 15.33     24,648   2.05 to 1.40     0.15       27.62 to 22.61
                        2002      48    14.10 to 14.09        677   1.90 to 1.40     0.00       12.82 to 12.69

Scudder Dreman
Financial Services B    2006      --    20.84 to 16.15         --   2.05 to 1.40     2.97(a)     4.92 to 4.44(a)
                        2005     580    19.86 to 15.46     11,427   2.05 to 1.40     1.50      (1.84) to (2.47)
                        2004     614    20.23 to 15.85     12,319   2.05 to 1.40     1.06        9.94 to 9.23
                        2003     447    18.40 to 14.51      8,171   2.05 to 1.40     0.66        25.95 to 16.11
                        2002      27    14.61 to 14.59        388   1.90 to 1.40     0.00        16.89 to 16.75

Scudder Dreman High
Return Equity B         2006   5,323    26.17 to 21.38    137,629   2.05 to 1.40     1.29       16.57 to 15.82
                        2005   4,557    22.45 to 18.46    101,252   2.05 to 1.40     1.36        6.02 to 5.34
                        2004   4,527    21.17 to 17.53     95,077   2.05 to 1.40     1.15       12.04 to 11.32
                        2003   3,192    18.90 to 15.74     59,966   2.05 to 1.40     0.80       29.66 to 25.96
                        2002     150    14.58 to 14.56      2,188   1.90 to 1.40     0.00       16.60 to 16.46

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                   FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,           ----------------------------------------------
                              ----------------------------------   EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS    HIGHEST TO      INCOME         HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**        LOWEST***
      ----------              ------  -----------------  -------  --------------  ----------  ------------------
Scudder Dreman Small
Cap Value B             2006   1,857   $31.40 to $26.67  $57,632  2.05% to 1.40%    0.39%      22.86% to 22.07%
                        2005   2,215    25.56 to 21.85    56,042   2.05 to 1.40     0.36         8.26 to 7.56
                        2004   2,218    23.61 to 20.31    51,955   2.05 to 1.40     0.45        23.77 to 22.97
                        2003   1,482    19.07 to 16.52    28,118   2.05 to 1.40     0.43        39.68 to 32.13
                        2002      84    13.65 to 13.64     1,147   1.90 to 1.40     0.00         9.24 to 9.11

Scudder Salomon
Aggressive Growth B     2006      --    26.08 to 20.59        --   2.05 to 1.40     0.00(a)     10.62 to 9.95(a)
                        2005     268    23.58 to 18.72     6,237   2.05 to 1.40     0.00        11.66 to 10.93
                        2004     270    21.12 to 16.88     5,632   2.05 to 1.40     0.00        9.90 to 9.18
                        2003     213    19.21 to 15.46     4,057   2.05 to 1.40     0.00        33.38 to 23.67
                        2002       7    14.41 to 14.39        95   1.90 to 1.40     0.00        15.24 to 15.11

Scudder Janus Growth
& Income B              2006   1,146    21.35 to 18.17    24,222   2.05 to 1.40     0.23        6.49 to 5.80
                        2005   1,240    20.05 to 17.18    24,638   2.05 to 1.40     0.00        10.16 to 9.45
                        2004   1,173    18.20 to 15.69    21,209   2.05 to 1.40     0.00        9.54 to 8.83
                        2003     770    16.62 to 14.42    12,737   2.05 to 1.40     0.21        22.22 to 15.37
                        2002      28    13.54 to 13.52       379   1.90 to 1.40     0.00        8.32 to 8.20

Scudder Janus Growth
Opportunities B         2006      --    20.00 to 16.55        --   2.05 to 1.40     0.00(a)   (.83) to (1.43)(a)
                        2005     421    20.16 to 16.79     8,321   2.05 to 1.40     0.00         5.64 to 4.96
                        2004     383    19.09 to 16.00     7,239   2.05 to 1.40     0.00        10.65 to 9.93
                        2003     301    17.25 to 14.55     5,149   2.05 to 1.40     0.00        24.49 to 16.43
                        2002      12    13.86 to 13.84       172   1.90 to 1.40     0.00        10.86 to 10.73

Scudder MFS Strategic
Value B                 2006      --    21.15 to 17.18        --   2.05 to 1.40     0.65(a)     3.16 to 2.69(a)
                        2005   1,240    20.50 to 16.73    25,132   2.05 to 1.40     0.68       (1.97) to (2.61)
                        2004   1,231    20.91 to 17.18    25,500   2.05 to 1.40     0.07        15.76 to 15.01
                        2003     580    18.06 to 14.93    10,394   2.05 to 1.40     0.11        24.59 to 19.47
                        2002      23    14.50 to 14.48       340   1.90 to 1.40     0.00        15.98 to 15.84

Scudder Oak Strategic
Equity B                2006      --    21.65 to 14.80        --   2.05 to 1.40     0.00(a)     2.46 to 1.83(a)
                        2005     693    21.13 to 14.53    14,245   2.05 to 1.40     0.00       (5.82) to (6.43)
                        2004     743    22.44 to 15.53    16,278   2.05 to 1.40     0.00        (.53) to (1.17)
                        2003     413    22.56 to 15.72     9,134   2.05 to 1.40     0.00        47.06 to 25.72
                        2002      23    15.34 to 15.32       352   1.90 to 1.40     0.00        22.72 to 22.58

            JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                    FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                         AT DECEMBER 31,           ---------------------------------------------
                              -----------------------------------   EXPENSE RATIO  INVESTMENT     TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS      HIGHEST TO     INCOME        HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)       LOWEST*       RATIO**       LOWEST***
      ----------              ------  -----------------  --------  --------------  ----------  -----------------
Scudder Turner Mid
Cap Growth B            2006     742   $25.59 to $20.15  $ 18,694  2.05% to 1.40%     0.00%      4.74% to 4.06%
                        2005     823    24.43 to 19.37     19,804   2.05 to 1.40      0.00        9.71 to 9.00
                        2004     811    22.27 to 17.77     17,921   2.05 to 1.40      0.00        9.09 to 8.38
                        2003     582    20.42 to 16.39     11,793   2.05 to 1.40      0.00       46.02 to 31.16
                        2002      41    13.98 to 13.97        576   1.90 to 1.40      0.00       11.85 to 11.72

Scudder Real Estate B   2006     724    29.25 to 28.57     21,059   2.05 to 1.40      0.00       35.23 to 34.36
                        2005     871    21.63 to 21.26     18,755   2.05 to 1.40      2.25        9.77 to 9.06
                        2004     927    19.71 to 19.50     18,216   2.05 to 1.40      0.59       28.91 to 28.07
                        2003     396    15.29 to 15.22      6,043   2.05 to 1.40      0.00       22.30 to 21.78

Scudder Strategic
Income B                2006     907    14.64 to 14.29     13,189   2.05 to 1.40      4.79        7.24 to 6.55
                        2005   1,035    13.65 to 13.42     14,054   2.05 to 1.40      7.53        .51 to (.14)
                        2004     981    13.58 to 13.43     13,270   2.05 to 1.40      0.00        6.76 to 6.07
                        2003     497    12.72 to 12.67      6,310   2.05 to 1.40      0.00        1.76 to 1.33

Scudder Income
Allocation B            2006      --    13.59 to 13.41         --   2.05 to 1.40     4.76(a)    2.04 to 1.57(a)
                        2005     474    13.32 to 13.20      6,303   2.05 to 1.40      0.00        2.10 to 1.44
                        2004      43    13.04 to 13.01        562   2.05 to 1.40      0.00        4.35 to 4.10

Scudder Moderate
Allocation B            2006   7,759    15.28 to 15.04    117,984   2.05 to 1.40      0.88        9.40 to 8.69
                        2005   8,271    13.96 to 13.84    115,180   2.05 to 1.40      0.00        3.60 to 2.93
                        2004   1,626    13.48 to 13.45     21,899   2.05 to 1.40      0.00        7.83 to 7.57

Scudder Conservative
Allocation B            2006   2,174    14.64 to 14.42     31,684   2.05 to 1.40      1.17        7.30 to 6.61
                        2005   1,960    13.64 to 13.52     26,673   2.05 to 1.40      0.00        2.93 to 2.26
                        2004     569    13.26 to 13.22      7,535   2.05 to 1.40      0.00        6.04 to 5.78

Scudder Growth
Allocation B            2006   8,914    15.93 to 15.69    141,373   2.05 to 1.40      0.83       11.10 to 10.38
                        2005   9,593    14.34 to 14.21    137,158   2.05 to 1.40      0.00        4.55 to 3.87
                        2004   2,371    13.72 to 13.68     32,486   2.05 to 1.40      0.00        9.72 to 9.46

Scudder Templeton
Foreign Value B         2006      --    17.11 to 16.89         --   2.05 to 1.40     3.32(a)   20.41 to 19.67(a)
                        2005      86    14.21 to 14.11      1,221   2.05 to 1.40      1.22        7.87 to 7.18
                        2004       8    13.18 to 13.17        108   2.05 to 1.40      0.00        5.41 to 5.33

            JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                     FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                        AT DECEMBER 31,           ------------------------------------------------
                              ----------------------------------    EXPENSE RATIO  INVESTMENT       TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO      INCOME          HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)       LOWEST*       RATIO**         LOWEST***
      ----------              ------  -----------------  -------  ---------------  ----------  -------------------
Scudder Mercury
Large Cap Core B        2006      --   $16.05 to $15.84  $    --  2.05% to 1.40%   0.00%(a)    11.18% to 10.50%(a)
                        2005      85    14.44 to 14.33     1,217   2.05 to 1.40      0.10         11.36 to 10.64
                        2004      35    12.96 to 12.95       460   2.05 to 1.40      0.00          3.72 to 3.63

Scudder Bond B          2006      46    12.91 to 12.77       594   2.05 to 1.40     3.08(a)      2.88 to 2.21(a)
                        2005      15    12.55 to 12.49       194   2.05 to 1.40     0.00(a)     0.37 to (0.06)(a)

Scudder Equity Index
500 B                   2006   1,674    22.32 to 18.50    36,849   2.05 to 1.40     0.85(a)       13.61 to 12.87
                        2005   1,974    19.65 to 16.39    38,324   2.05 to 1.40     0.00(a)        4.46 to 0.00

Alger American
Balanced B              2006   1,636    16.94 to 15.34    27,525   2.05 to 1.40      1.22          3.01 to 2.35
                        2005   1,913    16.44 to 14.99    31,267   2.05 to 1.40      1.44          6.65 to 5.96
                        2004   2,149    15.41 to 14.14    32,991   2.05 to 1.40      1.41          2.82 to 2.15
                        2003   1,661    14.99 to 13.85    24,827   2.05 to 1.40      1.79         17.08 to 10.77
                        2002      38    12.81 to 12.79       485   1.90 to 1.40      0.00          2.44 to 2.32

Alger American
Leveraged All Cap B     2006     452    23.50 to 20.19    10,548   2.05 to 1.40      0.00         17.31 to 16.55
                        2005     476    20.03 to 17.33     9,463   2.05 to 1.40      0.00         12.57 to 11.84
                        2004     511    17.80 to 15.49     9,040   2.05 to 1.40      0.00          6.40 to 5.71
                        2003     351    16.72 to 14.65     5,847   2.05 to 1.40      0.00         32.31 to 17.24
                        2002      20    12.64 to 12.62       249   1.90 to 1.40      0.00          1.08 to .96

Credit Suisse
Emerging Markets B      2006     475    38.19 to 35.34    17,978   2.05 to 1.40      0.55         30.68 to 29.83
                        2005     522    29.22 to 27.22    15,142   2.05 to 1.40      0.74         26.16 to 25.35
                        2004     453    23.16 to 21.71    10,438   2.05 to 1.40      0.33         23.19 to 22.39
                        2003     281    18.80 to 17.74     5,264   2.05 to 1.40      0.00         42.11 to 40.19
                        2002      67    13.35 to 13.33        90   1.90 to 1.40      0.33          6.77 to 6.64

Credit Suisse Global
Post Venture Capital
B                       2006     119    29.37 to 25.12     3,471   2.05 to 1.40      0.00         11.63 to 10.91
                        2005     142    26.31 to 22.64     3,716   2.05 to 1.40      0.00         14.53 to 13.79
                        2004      97    22.97 to 19.90     2,214   2.05 to 1.40      0.00         16.35 to 15.59
                        2003      61    19.75 to 17.22     1,194   2.05 to 1.40      0.00         45.61 to 37.72
                        2002       2    13.56 to 13.55        28   1.90 to 1.40      0.00          8.49 to 8.36

            JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)
                                DECEMBER 31, 2006

6. UNIT VALUES--(CONTINUED)

                                                                     FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                         AT DECEMBER 31,           ----------------------------------------------
                              -----------------------------------   EXPENSE RATIO  INVESTMENT      TOTAL RETURN
                               UNITS   UNIT FAIR VALUE    ASSETS     HIGHEST TO      INCOME          HIGHEST TO
      SUBACCOUNT              (000S)  HIGHEST TO LOWEST   (000S)       LOWEST*       RATIO**         LOWEST***
      ----------              ------  -----------------  --------  --------------  ----------  ------------------
Dreyfus Socially
Responsible Growth
B                       2006     101   $19.53 to $16.47   $ 1,951  2.05% to 1.40%     0.00%      7.45% to 6.75%
                        2005     118    18.18 to 15.43      2,124   2.05 to 1.40      0.00        1.92 to 1.26
                        2004     125    17.84 to 15.24      2,210   2.05 to 1.40      0.16        4.46 to 3.78
                        2003     108    17.07 to 14.68      1,829   2.05 to 1.40      0.00       24.01 to 17.45
                        2002       7    13.77 to 13.75         93   1.90 to 1.40      0.04       10.16 to 10.03

Dreyfus IP Midcap
Stock B                 2006   1,624    23.07 to 19.40     37,123   2.05 to 1.40      0.19        6.18 to 5.50
                        2005   1,879    21.72 to 18.39     40,476   2.05 to 1.40      0.00        7.43 to 6.73
                        2004   1,876    20.22 to 17.23     37,675   2.05 to 1.40      0.21       12.64 to 11.91
                        2003   1,298    17.95 to 15.39     23,165   2.05 to 1.40      0.35       29.65 to 23.15
                        2002      52    13.85 to 13.83        722   1.90 to 1.40      0.52       10.77 to 10.64

Invesco Utilities - B   2006     247    27.68 to 24.57      6,763   2.05 to 1.40      3.32       23.72 to 22.92
                        2005     291    22.37 to 19.98      6,449   2.05 to 1.40      2.53       15.22 to 14.47
                        2004     239    19.42 to 17.46      4,608   2.05 to 1.40      2.37       21.84 to 21.04
                        2003     201    15.94 to 14.42      3,187   2.05 to 1.40      2.40       15.84 to 15.26
                        2002       8    13.76 to 13.74        114   1.90 to 1.40      1.66       10.06 to 9.93

Basic Value Focus A     2006   1,058    32.64 to 16.86     28,247   1.90 to 1.40      1.32       19.98 to 19.38
                        2005   1,355    27.21 to 14.11     30,549   1.90 to 0.45      1.13        1.36 to 0.85
                        2004   1,658    26.84 to 13.97     36,880   1.90 to 1.40      0.93        9.39 to 8.84
                        2003   1,882    24.54 to 12.82     38,154   1.90 to 1.40      0.96       31.20 to 30.55
                        2002   2,183    18.70 to 9.81      33,521   1.90 to 1.40      0.82     (19.04) to (19.44)

Small Cap Value
Focus A                 2006     362    70.26 to 18.68     14,990   1.90 to 1.40      0.11       11.11 to 10.56
                        2005     439    63.24 to 16.89     16,487   1.90 to 1.40      0.82        8.71 to 8.17
                        2004     528    58.17 to 15.62     18,357   1.90 to 1.40      0.00       13.20 to 12.63
                        2003     599    51.39 to 13.87     18,311   1.90 to 1.40      0.00       40.64 to 39.94
                        2002     764    36.54 to 9.91      16,175   1.90 to 1.40      0.37     (24.92) to (25.29)

ML Global Allocation
B                       2006     124    23.90 to 13.61      1,771   1.90 to 1.40      2.42       14.74 to 14.17
                        2005     139    20.89 to 11.86      1,742   1.90 to .45       2.29        8.83 to 8.28
                        2004     149    19.26 to 10.90      1,719   1.90 to 1.40      2.68       12.61 to 12.05
                        2003     176    17.15 to 9.68       1,798   1.90 to 1.40      2.67        7.96 to 7.90

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

*The Investment Income Ratio represents the dividends, excluding the distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**The Expense Ratio represents the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of underlying funds are excluded.

***The Total Return Ratio represents the total return for the periods indicated, including changes in the value of the underlying fund, and reflects deductions for all items included in the expense ratio. This does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

a The commencement and closing of sub-account operations for 2005 and 2006 are as follows:

Sub-accounts Opened                         2006       2005
-------------------                       --------   --------
Small Cap Opportunities A                            April 29
American Bond B                                        Aug 1
U.S. Global Leaders Growth A                         April 29
Active Bond A                                        April 29
Active Bond B                                        April 29
CGTC Overseas Equity B                               April 29
Independence Investment LLC Small Cap B              April 29
Marisco International Opportunities B                April 29
T Rowe Price Mid Value B                             April 29
UBS Large Cap B                                      April 29
U.S. High Yield B                                    April 29
Wellington Small Cap Growth B                        April 29
Wellington Small Cap Value B                         April 29
Wells Capital Core Bond B                            April 29
Index Allocation B                         Feb 16
Large Cap Value A                           Dec 1
Scudder Bond B                            April 29
Scudder Equity 500 Index B                 Sept 16

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                DECEMBER 31, 2006

6. UNIT VALUES (CONTINUED)

Sub-accounts Closed                          2006       2005
-------------------                        -------   --------
Diversified Bond A                                   April 29
Diversified Bond B                                   April 29
Overseas A                                           April 29
Overseas B                                           April 29
Aggressive Growth A                                  April 29
Aggressive Growth B                                  April 29
Small Company Blend A                                April 29
Small Company Blend B                                April 29
Strategic Growth A                                   April 29
Strategic Growth B                                   April 29
Great Companies America B                            April 29
Scudder 21st Century Growth B                        April 29
Scudder Growth B                                     April 29
Scudder Eagle Focused Large Cap Growth B             April 29
Scudder Focus Value & Growth B                       April 29
Scudder Index 500 B                                   Sept 16
Large Cap Growth A                          May 1
Large Cap Growth B                          May 1
Strategic Value A                           Dec 4
Strategic Value B                           Dec 4
Mid Cap Core B                              Dec 4
Scudder Dreman Financial Services B        Sept 18
Scudder Salomon Aggressive Growth B         Dec 6
Scudder Janus Growth Opportunities B        Dec 6
Scudder MFS Strategic Value B              Sept 18
Scudder Oak Strategic Equity B              Dec 6
Scudder Income Allocation B                Sept 18
Scudder Templeton Foreign Value B           Dec 6
Scudder Mercury Large Cap Core B            Dec 6

7. DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H

                         UNAUDITED FINANCIAL STATEMENTS

                         YEAR TO DATE SEPTEMBER 30, 2007

                                    CONTENTS

Statement of Assets and Liabilities.......................................     1
Statement of Operations and Changes in Contract Owners' Equity............    26
Notes to Financial Statements.............................................    56

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       500 Index
                                         Fund B
                                         Series       500 Index     500 Index     Active Bond    Active Bond   All Cap Core
                                          NAV         Series I      Series II      Series I       Series II      Series I
                                      -----------   ------------   -----------   ------------   ------------   ------------
TOTAL ASSETS
Investments at fair value             $94,989,880   $122,663,483   $82,604,391   $100,741,378   $521,421,317   $119,054,392
                                      ===========   ============   ===========   ============   ============   ============
NET ASSETS
Contracts in accumulation             $94,982,253   $122,579,943   $82,604,391   $100,570,842   $521,405,555   $118,934,341
Contracts in payout (annuitization)         7,627         83,540            --        170,536         15,762        120,051
                                      -----------   ------------   -----------   ------------   ------------   ------------
Total net assets                      $94,989,880   $122,663,483   $82,604,391   $100,741,378   $521,421,317   $119,054,392
                                      ===========   ============   ===========   ============   ============   ============
Shares                                  4,888,826      9,278,630     6,281,703     10,364,339     53,699,415      5,707,306
Cost                                  $92,758,769   $ 94,320,894   $63,381,420   $ 99,555,241   $516,934,311   $ 76,188,626


See accompanying notes.                                                        1

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                               American
                                        All Cap        All Cap       All Cap       All Cap       All Cap         Asset
                                          Core         Growth         Growth        Value         Value       Allocation
                                       Series II      Series I      Series II      Series I     Series II      Series II
                                      -----------   ------------   -----------   -----------   -----------   ------------
TOTAL ASSETS
Investments at fair value             $18,395,153   $187,678,358   $24,958,292   $51,708,711   $50,218,805   $283,911,531
                                      ===========   ============   ===========   ===========   ===========   ============
NET ASSETS
Contracts in accumulation             $18,395,153   $187,311,819   $24,958,292   $51,708,711   $50,218,805   $283,911,531
Contracts in payout (annuitization)            --        366,539            --            --            --             --
                                      -----------   ------------   -----------   -----------   -----------   ------------
Total net assets                      $18,395,153   $187,678,358   $24,958,292   $51,708,711   $50,218,805   $283,911,531
                                      ===========   ============   ===========   ===========   ===========   ============
Shares                                    885,234      9,204,432     1,236,784     3,757,901     3,660,263     21,689,193
Cost                                  $16,614,121   $125,291,285   $18,645,816   $48,903,755   $47,445,071   $277,511,566


See accompanying notes.                                                        2

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                      American                     American                      American
                                        American      Blue-Chip                    Century -     American         Global
                                      Asset High-     Income &       American        Small        Global           Small
                                      Income Bond      Growth          Bond         Company       Growth      Capitalization
                                       Series II      Series II      Series II     Series II     Series II       Series II
                                      -----------   ------------   ------------   ----------   ------------   --------------
TOTAL ASSETS
Investments at fair value             $24,189,416   $156,996,164   $788,434,291   $5,333,390   $116,040,248     $51,595,586
                                      ===========   ============   ============   ==========   ============     ===========
NET ASSETS
Contracts in accumulation             $24,189,416   $156,981,004   $788,434,291   $5,333,390   $116,040,248     $51,595,586
Contracts in payout (annuitization)            --         15,160             --           --             --              --
                                      -----------   ------------   ------------   ----------   ------------     -----------
Total net assets                      $24,189,416   $156,996,164   $788,434,291   $5,333,390   $116,040,248     $51,595,586
                                      ===========   ============   ============   ==========   ============     ===========
Shares                                  1,966,619      8,697,848     58,882,322      379,601      8,698,669       3,620,743
Cost                                  $24,100,022   $138,832,834   $763,157,971   $5,635,689   $111,458,150     $49,425,120


See accompanying notes.                                                        3

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         American         American         American        American                    Blue Chip
                                          Growth        Growth-Income    International    New World    Basic Value      Growth
                                         Series II       Series II         Series II      Series II       Focus        Series I
                                      --------------   --------------   --------------   -----------   -----------   ------------
TOTAL ASSETS
Investments at fair value             $1,558,230,595   $1,291,104,851   $1,038,931,830   $38,155,168   $23,417,410   $518,601,195
                                      ==============   ==============   ==============   ===========   ===========   ============
NET ASSETS
Contracts in accumulation             $1,558,172,449   $1,291,074,024   $1,038,918,163   $38,155,168   $23,417,410   $517,884,661
Contracts in payout (annuitization)           58,146           30,827           13,667            --            --        716,534
                                      --------------   --------------   --------------   -----------   -----------   ------------
Total net assets                      $1,558,230,595   $1,291,104,851   $1,038,931,830   $38,155,168   $23,417,410   $518,601,195
                                      ==============   ==============   ==============   ===========   ===========   ============
Shares                                    63,445,871       60,051,388       36,737,335     2,670,061     1,375,068     23,423,722
Cost                                  $1,162,887,383   $1,053,680,322   $  773,595,819   $35,928,461   $19,075,009   $356,136,584


See accompanying notes.                                                        4

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                        Bond                                      CGTC
                                        Blue Chip      Index        Capital       Capital       Overseas      Classic
                                         Growth       Trust A    Appreciation   Appreciation     Equity        Value
                                        Series II    Series II     Series I       Series II     Series II    Series II
                                      ------------   ---------   ------------   ------------   ----------   -----------
TOTAL ASSETS
Investments at fair value             $157,401,397    $451,492   $195,950,493    $90,945,282   $7,020,028   $24,570,100
                                      ============    ========   ============    ===========   ==========   ===========
NET ASSETS
Contracts in accumulation             $157,401,397    $451,492   $195,757,998    $90,945,282   $7,020,028   $24,570,100
Contracts in payout (annuitization)             --          --        192,495             --           --            --
                                      ------------    --------   ------------    -----------   ----------   -----------
Total net assets                      $157,401,397    $451,492   $195,950,493    $90,945,282   $7,020,028   $24,570,100
                                      ============    ========   ============    ===========   ==========   ===========
Shares                                   7,131,917      34,730     19,478,180      9,140,229      452,321     1,560,006
Cost                                  $117,315,148    $443,443   $174,226,030    $81,165,316   $6,259,296   $25,039,209


See accompanying notes.                                                        5

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                               Emerging      Emerging
                                                      Dynamic       Dynamic      Emerging       Small         Small
                                      Core Equity      Growth        Growth       Growth       Company       Company
                                       Series II      Series I     Series II     Series II     Series I     Series II
                                      -----------   -----------   -----------   ----------   -----------   -----------
TOTAL ASSETS
Investments at fair value             $41,830,960   $73,897,295   $28,710,452   $8,696,780   $91,880,309   $44,509,511
                                      ===========   ===========   ===========   ==========   ===========   ===========
NET ASSETS
Contracts in accumulation             $41,830,960   $73,841,929   $28,710,452   $8,696,780   $91,816,613   $44,509,511
Contracts in payout (annuitization)            --        55,366            --           --        63,696            --
                                      -----------   -----------   -----------   ----------   -----------   -----------
Total net assets                      $41,830,960   $73,897,295   $28,710,452   $8,696,780   $91,880,309   $44,509,511
                                      ===========   ===========   ===========   ==========   ===========   ===========
Shares                                  2,815,006    10,915,406     4,278,756      762,207     3,339,888     1,637,583
Cost                                  $40,113,829   $47,948,006   $21,862,789   $8,771,680   $86,216,083   $44,634,463


See accompanying notes.                                                        6

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Equity-        Equity-      Financial     Financial      Founding      Fundamental
                                         Income         Income        Services      Services     Allocation        Value
                                        Series I       Series II      Series I     Series II      Series II      Series I
                                      ------------   ------------   -----------   -----------   ------------   ------------
TOTAL ASSETS
Investments at fair value             $594,585,297   $263,795,155   $33,214,806   $44,018,431   $794,945,617   $160,686,952
                                      ============   ============   ===========   ===========   ============   ============
NET ASSETS
Contracts in accumulation             $593,580,753   $263,795,155   $33,214,806   $44,017,724   $794,945,617   $160,618,963
Contracts in payout (annuitization)      1,004,544             --            --           707             --         67,989
                                      ------------   ------------   -----------   -----------   ------------   ------------
Total net assets                      $594,585,297   $263,795,155   $33,214,806   $44,018,431   $794,945,617   $160,686,952
                                      ============   ============   ===========   ===========   ============   ============
Shares                                  32,244,322     14,367,928     1,747,228     2,327,786     63,595,649      9,331,414
Cost                                  $491,747,580   $233,249,431   $27,550,963   $37,082,138   $792,667,388   $122,379,226


See accompanying notes.                                                        7

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       Fundamental      Global        Global
                                          Value       Allocation    Allocation    Global Bond    Global Bond   Global Trust
                                        Series II      Series I      Series II      Series I      Series II      Series I
                                      ------------   -----------   ------------   -----------   ------------   ------------
TOTAL ASSETS
Investments at fair value             $419,441,359   $60,863,592   $213,929,725   $92,247,321   $206,863,674   $232,041,242
                                      ============   ===========   ============   ===========   ============   ============
NET ASSETS
Contracts in accumulation             $419,440,708   $60,862,600   $213,929,725   $92,207,754   $206,811,980   $231,733,825
Contracts in payout (annuitization)            651           992             --        39,567         51,694        307,417
                                      ------------   -----------   ------------   -----------   ------------   ------------
Total net assets                      $419,441,359   $60,863,592   $213,929,725   $92,247,321   $206,863,674   $232,041,242
                                      ============   ===========   ============   ===========   ============   ============
Shares                                  24,457,222     4,721,768     16,700,213     6,096,981     13,726,853     11,713,339
Cost                                  $363,613,843   $50,359,233   $194,313,979   $89,357,350   $202,785,587   $157,029,529


See accompanying notes.                                                        8

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                        Health        Health
                                      Global Trust     Sciences      Sciences    High Income    High Yield    High Yield
                                        Series II      Series I     Series II     Series II      Series I     Series II
                                      ------------   -----------   -----------   -----------   -----------   -----------
TOTAL ASSETS
Investments at fair value              $62,988,982   $69,426,441   $72,751,054    $4,596,060   $94,482,522   $78,610,003
                                       ===========   ===========   ===========    ==========   ===========   ===========
NET ASSETS
Contracts in accumulation              $62,840,168   $69,423,133   $72,750,338    $4,596,060   $94,385,359   $78,522,848
Contracts in payout (annuitization)        148,814         3,308           716            --        97,163        87,155
                                       -----------   -----------   -----------    ----------   -----------   -----------
Total net assets                       $62,988,982   $69,426,441   $72,751,054    $4,596,060   $94,482,522   $78,610,003
                                       ===========   ===========   ===========    ==========   ===========   ===========
Shares                                   3,195,788     4,298,851     4,561,195       330,890     9,217,807     7,639,456
Cost                                   $56,169,699   $63,311,228   $67,512,318    $4,502,075   $93,389,768   $78,030,039


See accompanying notes.                                                        9

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                    Independence
                                        Income &       Income &      Investment        Index      International   International
                                          Value         Value      LLC Small Cap    Allocation         Core            Core
                                        Series I      Series II      Series II       Series II       Series I       Series II
                                      ------------   -----------   -------------   ------------   -------------   -------------
TOTAL ASSETS
Investments at fair value             $299,111,993   $85,823,175     $1,210,158    $268,450,738    $88,045,271     $51,991,757
                                      ============   ===========     ==========    ============    ===========     ===========
NET ASSETS
Contracts in accumulation             $298,770,771   $85,823,175     $1,210,158    $268,437,663    $87,840,939     $51,939,211
Contracts in payout (annuitization)        341,222            --             --          13,075        204,332          52,546
                                      ------------   -----------     ----------    ------------    -----------     -----------
Total net assets                      $299,111,993   $85,823,175     $1,210,158    $268,450,738    $88,045,271     $51,991,757
                                      ============   ===========     ==========    ============    ===========     ===========
Shares                                  23,533,595     6,795,184         80,947      18,971,784      5,388,327       3,170,229
Cost                                  $238,978,974   $71,922,811     $1,143,986    $254,333,094    $62,093,117     $45,498,153


See accompanying notes.                                                       10

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                      International   International   International   International   International    Investment
                                       Equity Index     Small Cap       Small Cap         Value           Value       Quality Bond
                                       B Series NAV      Series I       Series II        Series I       Series II       Series I
                                      -------------   -------------   -------------   -------------   -------------   ------------
TOTAL ASSETS
Investments at fair value              $48,517,900     $134,909,903    $75,780,509     $319,152,517    $243,324,810   $122,430,206
                                       ===========     ============    ===========     ============    ============   ============
NET ASSETS
Contracts in accumulation              $48,517,900     $134,825,546    $75,780,509     $318,924,209    $243,267,233   $122,058,928
Contracts in payout (annuitization)             --           84,357             --          228,308          57,577        371,278
                                       -----------     ------------    -----------     ------------    ------------   ------------
Total net assets                       $48,517,900     $134,909,903    $75,780,509     $319,152,517    $243,324,810   $122,430,206
                                       ===========     ============    ===========     ============    ============   ============
Shares                                   2,182,542        5,545,002      3,107,032       17,177,208      13,145,587     10,655,370
Cost                                   $45,054,891     $107,053,910    $70,159,988     $265,609,135    $211,842,632   $127,040,708


See accompanying notes.                                                       11

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                      John Hancock    John Hancock   John Hancock
                                       Investment    International   International     Strategic       Large         Large
                                      Quality Bond    Equity Index    Equity Index      Income       Cap Value     Cap Value
                                        Series II       Series I       Series II       Series II      Series I     Series II
                                      ------------   -------------   -------------   ------------   -----------   -----------
TOTAL ASSETS
Investments at fair value             $133,704,409    $32,296,986     $32,952,544     $15,280,163   $45,921,097   $57,328,072
                                      ============    ===========     ===========     ===========   ===========   ===========
NET ASSETS
Contracts in accumulation             $133,704,409    $32,235,495     $32,952,544     $15,280,163   $45,921,097   $57,309,017
Contracts in payout (annuitization)             --         61,491              --              --            --        19,055
                                      ------------    -----------     -----------     -----------   -----------   -----------
Total net assets                      $133,704,409    $32,296,986     $32,952,544     $15,280,163   $45,921,097   $57,328,072
                                      ============    ===========     ===========     ===========   ===========   ===========
Shares                                  11,646,725      1,383,844       1,347,939       1,097,713     2,408,596     1,895,757
Cost                                  $135,612,073    $25,798,612     $24,179,553     $14,707,965   $55,204,694   $41,659,900


See accompanying notes.                                                       12

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Lifestyle      Lifestyle      Lifestyle       Lifestyle       Lifestyle      Lifestyle
                                       Aggressive     Aggressive      Balanced        Balanced      Conservative   Conservative
                                        Series I       Series II      Series I        Series II       Series I       Series II
                                      ------------   ------------   ------------   --------------   ------------   ------------
TOTAL ASSETS
Investments at fair value             $190,243,548   $293,099,925   $980,560,508   $8,378,859,060   $151,812,242   $619,358,698
                                      ============   ============   ============   ==============   ============   ============
NET ASSETS
Contracts in accumulation             $190,243,548   $293,098,671   $980,265,625   $8,378,786,206   $151,752,804   $619,358,698
Contracts in payout (annuitization)             --          1,254        294,883           72,854         59,438             --
                                      ------------   ------------   ------------   --------------   ------------   ------------
Total net assets                      $190,243,548   $293,099,925   $980,560,508   $8,378,859,060   $151,812,242   $619,358,698
                                      ============   ============   ============   ==============   ============   ============
Shares                                  16,615,157     25,687,987     68,859,586      591,727,335     11,295,554     46,359,184
Cost                                  $185,934,606   $284,937,567   $880,440,354   $7,798,141,703   $148,319,501   $607,568,932


See accompanying notes.                                                       13

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                          Marisco
                                        Lifestyle       Lifestyle        Lifestyle       Lifestyle     International     Mid Cap
                                         Growth           Growth         Moderate        Moderate      Opportunities      Index
                                        Series I        Series II        Series I        Series II       Series II       Series I
                                      ------------   ---------------   ------------   --------------   -------------   -----------
TOTAL ASSETS
Investments at fair value             $835,658,558   $11,648,625,172   $299,250,728   $1,721,131,073    $68,077,191    $62,969,606
                                      ============   ===============   ============   ==============    ===========    ===========
NET ASSETS
Contracts in accumulation             $834,559,624   $11,648,527,882   $296,735,127   $1,721,060,953    $68,077,191    $62,941,035
Contracts in payout (annuitization)      1,098,934            97,290      2,515,601           70,120             --         28,571
                                      ------------   ---------------   ------------   --------------    -----------    -----------
Total net assets                      $835,658,558   $11,648,625,172   $299,250,728   $1,721,131,073    $68,077,191    $62,969,606
                                      ============   ===============   ============   ==============    ===========    ===========
Shares                                  57,871,091       809,494,453     22,133,930      127,965,135      3,431,310      3,094,330
Cost                                  $738,436,583   $10,739,362,716   $285,939,702   $1,659,283,299    $61,550,205    $54,168,453


See accompanying notes.                                                       14

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Mid Cap        Mid Cap        Mid Cap        Mid Cap        Mid Cap        Mid Cap
                                         Index      Intersection       Stock          Stock          Value          Value
                                       Series II      Series II      Series I       Series II      Series I       Series II
                                      -----------   ------------   ------------   ------------   ------------   ------------
TOTAL ASSETS
Investments at fair value             $98,070,146    $1,171,173    $312,889,466   $182,131,975   $170,327,597   $163,448,355
                                      ===========    ==========    ============   ============   ============   ============
NET ASSETS
Contracts in accumulation             $98,059,950    $1,171,173    $312,846,118   $182,131,140   $170,214,961   $163,448,355
Contracts in payout (annuitization)        10,196            --          43,348            835        112,636             --
                                      -----------    ----------    ------------   ------------   ------------   ------------
Total net assets                      $98,070,146    $1,171,173    $312,889,466   $182,131,975   $170,327,597   $163,448,355
                                      ===========    ==========    ============   ============   ============   ============
Shares                                  4,838,192        95,372      17,210,642     10,135,335     10,692,253     10,305,697
Cost                                  $90,327,938    $1,166,596    $234,249,811   $145,359,584   $170,583,011   $165,067,461


See accompanying notes.                                                       15

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                   Money Market                                    Natural
                                       ML Global     B Series     Money Market   Money Market     Resources    Pacific Rim
                                      Allocation        NAV         Series I       Series II      Series II      Series I
                                      ----------   ------------   ------------   ------------   ------------   -----------
TOTAL ASSETS
Investments at fair value             $1,525,179    $47,349,793   $348,523,329   $469,406,377   $270,141,301   $49,668,793
                                      ==========    ===========   ============   ============   ============   ===========
NET ASSETS
Contracts in accumulation             $1,525,179    $47,349,793   $348,166,347   $469,289,937   $269,895,646   $49,653,794
Contracts in payout (annuitization)           --             --        356,982        116,440        245,655        14,999
                                      ----------    -----------   ------------   ------------   ------------   -----------
Total net assets                      $1,525,179    $47,349,793   $348,523,329   $469,406,377   $270,141,301   $49,668,793
                                      ==========    ===========   ============   ============   ============   ===========
Shares                                    90,515     47,349,793     34,852,333     46,940,638      7,018,480     3,601,798
Cost                                  $1,041,086    $47,349,793   $348,523,329   $469,406,377   $224,474,805   $43,059,251


See accompanying notes.                                                       16

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                     PIMCO VIT    Quantitative   Quantitative   Quantitative   Quantitative
                                      Pacific Rim    All Asset       All Cap        Mid Cap        Mid Cap         Value
                                       Series II     Series II      Series II      Series I       Series II      Series II
                                      -----------   -----------   ------------   ------------   ------------   ------------
TOTAL ASSETS
Investments at fair value             $43,014,040   $29,281,907   $135,901,450    $7,639,221     $28,794,529    $27,787,757
                                      ===========   ===========   ============    ==========     ===========    ===========
NET ASSETS
Contracts in accumulation             $43,014,040   $29,281,907   $135,901,450    $7,639,221     $28,794,529    $27,778,146
Contracts in payout (annuitization)            --            --             --            --              --          9,611
                                      -----------   -----------   ------------    ----------     -----------    -----------
Total net assets                      $43,014,040   $29,281,907   $135,901,450    $7,639,221     $28,794,529    $27,787,757
                                      ===========   ===========   ============    ==========     ===========    ===========
Shares                                  3,130,571     2,434,074      7,306,530       706,681       2,703,712      1,867,457
Cost                                  $38,971,981   $28,779,747   $130,151,052    $7,982,663     $29,000,156    $27,741,450


See accompanying notes.                                                       17

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       Real Estate    Real Estate   Real Return     Science &     Science &        Scudder
                                       Securities     Securities        Bond       Technology     Technology     Conservative
                                        Series I       Series II     Series II      Series I      Series II    Allocation -- B
                                      ------------   ------------   -----------   ------------   -----------   ---------------
TOTAL ASSETS
Investments at fair value             $130,050,793   $130,296,592   $89,569,271   $198,625,331   $61,111,243     $29,686,428
                                      ============   ============   ===========   ============   ===========     ===========
NET ASSETS
Contracts in accumulation             $129,894,766   $130,264,467   $89,543,564   $198,462,682   $61,109,615     $29,686,428
Contracts in payout (annuitization)        156,027         32,125        25,707        162,649         1,628              --
                                      ------------   ------------   -----------   ------------   -----------     -----------
Total net assets                      $130,050,793   $130,296,592   $89,569,271   $198,625,331   $61,111,243     $29,686,428
                                      ============   ============   ===========   ============   ===========     ===========
Shares                                   6,928,652      6,952,860     6,785,551     13,188,933     4,087,709       2,500,963
Cost                                  $151,350,813   $152,777,946   $90,249,053   $136,029,955   $49,013,780     $27,746,476


See accompanying notes.                                                       18

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Scudder       Scudder        Scudder       Scudder
                                        Equity         Fixed         Growth        Moderate      Small Cap      Small Cap
                                       Index 500     Income --     Allocation     Allocation       Index          Index
                                          -- B           B            -- B           -- B        Series I      Series II
                                      -----------   -----------   ------------   ------------   -----------   ------------
TOTAL ASSETS
Investments at fair value             $31,520,464   $51,499,204   $137,794,228   $114,741,014   $33,543,420   $107,768,179
                                      ===========   ===========   ============   ============   ===========   ============
NET ASSETS
Contracts in accumulation             $31,509,159   $51,499,204   $137,794,228   $114,741,014   $33,501,064   $107,768,179
Contracts in payout (annuitization)        11,305            --             --             --        42,356             --
                                      -----------   -----------   ------------   ------------   -----------   ------------
Total net assets                      $31,520,464   $51,499,204   $137,794,228   $114,741,014   $33,543,420   $107,768,179
                                      ===========   ===========   ============   ============   ===========   ============
Shares                                  1,961,448     4,412,957     10,690,010      9,253,308     2,071,860      6,689,521
Cost                                  $26,115,617   $51,864,675   $122,413,116   $103,382,971   $29,924,681   $105,250,319


See accompanying notes.                                                       19

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Small Cap       Small Cap
                                      Opportunities   Opportunities    Small Cap    Small Company    Small Company     Special Value
                                         Series I      Series II      Value Focus   Value Series I   Value Series II     Series II
                                      -------------   -------------   -----------   --------------   ---------------   -------------
TOTAL ASSETS
Investments at fair value              $68,788,235     $54,578,325    $12,516,903    $173,467,941      $140,477,981      $4,967,544
                                       ===========     ===========    ===========    ============      ============      ==========
NET ASSETS
Contracts in accumulation              $68,772,895     $54,578,325    $12,516,903    $173,291,450      $140,477,981      $4,965,300
Contracts in payout (annuitization)         15,340              --             --         176,491                --           2,244
                                       -----------     -----------    -----------    ------------      ------------      ----------
Total net assets                       $68,788,235     $54,578,325    $12,516,903    $173,467,941      $140,477,981      $4,967,544
                                       ===========     ===========    ===========    ============      ============      ==========
Shares                                   2,884,203       2,300,941        517,014       8,288,005         6,753,749         332,500
Cost                                   $60,213,407     $47,982,789    $12,351,603    $160,563,322      $134,582,937      $5,931,367


See accompanying notes.                                                       20

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                      T Rowe
                                        Strategic     Strategic     Price Mid                                   Total Stock
                                          Bond          Bond          Value      Total Return   Total Return   Market Index
                                        Series I      Series II     Series II      Series I       Series II      Series I
                                      ------------   -----------   -----------   ------------   ------------   ------------
TOTAL ASSETS
Investments at fair value             $124,276,023   $90,151,366   $16,450,978   $256,937,445   $201,411,278   $ 26,828,443
                                      ============   ===========   ===========   ============   ============   ============
NET ASSETS
Contracts in accumulation             $124,187,081   $90,151,366   $16,450,978   $256,801,986   $201,225,179   $ 26,712,920
Contracts in payout (annuitization)         88,942            --            --        135,459        186,099        115,523
                                      ------------   -----------   -----------   ------------   ------------   ------------
Total net assets                      $124,276,023   $90,151,366   $16,450,978   $256,937,445   $201,411,278   $ 26,828,443
                                      ============   ===========   ===========   ============   ============   ============
Shares                                  10,787,849     7,832,438     1,297,396     18,471,419     14,510,899     14,510,899
Cost                                  $123,720,142   $92,089,051   $16,715,736   $256,086,402   $200,200,153   $200,200,153


See accompanying notes.                                                       21

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                   U.S. Global       U.S.
                                       Total Stock                                  U.S. Global      Leaders      Government
                                      Market Index    U.S. Core      U.S. Core    Leaders Growth      Growth      Securities
                                        Series II      Series I      Series II       Series I       Series II      Series I
                                      ------------   ------------   -----------   --------------   -----------   ------------
TOTAL ASSETS
Investments at fair value              $80,197,886   $606,347,820   $65,531,030     $27,191,036    $22,055,514   $125,747,380
                                       ===========   ============   ===========     ===========    ===========   ============
NET ASSETS
Contracts in accumulation              $80,089,163   $605,145,940   $65,531,030     $27,191,036    $22,055,514   $125,624,823
Contracts in payout (annuitization)        108,723      1,201,880            --              --             --        122,557
                                       -----------   ------------   -----------     -----------    -----------   ------------
Total net assets                       $80,197,886   $606,347,820   $65,531,030     $27,191,036    $22,055,514   $125,747,380
                                       ===========   ============   ===========     ===========    ===========   ============
Shares                                   5,769,632     27,826,885     3,024,044       1,973,225      1,602,872      9,511,905
Cost                                   $73,018,361   $628,886,120   $63,640,860     $24,474,367    $19,744,508   $129,049,294


See accompanying notes.                                                       22

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                          U.S.
                                       Government    U.S. High    U.S. Large     U.S. Large
                                       Securities     Yield        Cap Value     Cap Value      UBS Large      UBS Large
                                       Series II     Series II     Series I      Series II    Cap Series I   Cap Series II
                                      -----------   ----------   ------------   -----------   ------------   -------------
TOTAL ASSETS
Investments at fair value             $71,341,341   $2,217,522   $240,990,962   $90,309,728   $270,453,738    $19,552,579
                                      ===========   ==========   ============   ===========   ============    ===========
NET ASSETS
Contracts in accumulation             $71,341,341   $2,217,522   $240,687,707   $90,238,573   $270,056,952    $19,551,939
Contracts in payout (annuitization)            --           --        303,255        71,155        396,786            640
                                      -----------   ----------   ------------   -----------   ------------    -----------
Total net assets                      $71,341,341   $2,217,522   $240,990,962   $90,309,728   $270,453,738    $19,552,579
                                      ===========   ==========   ============   ===========   ============    ===========
Shares                                  5,396,471      167,360     13,653,879     5,134,152     16,966,985      1,232,047
Cost                                  $72,310,251   $2,192,028   $173,942,913   $67,348,759   $271,994,343    $19,667,876


See accompanying notes.                                                       23

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                Wellington    Wellington
                                                                                                Small Cap     Small Cap
                                       Utilities     Utilities        Value         Value         Growth        Value
                                        Series I      Series II     Series I      Series II     Series II     Series II
                                      -----------   -----------   ------------   -----------   -----------   -----------
TOTAL ASSETS
Investments at fair value             $57,688,243   $61,621,016   $171,626,735   $55,485,624   $34,131,060   $68,101,410
                                      ===========   ===========   ============   ===========   ===========   ===========
NET ASSETS
Contracts in accumulation             $57,656,444   $61,621,016   $171,340,468   $55,485,624   $34,131,060   $68,101,410
Contracts in payout (annuitization)        31,799            --        286,267            --            --            --
                                      -----------   -----------   ------------   -----------   -----------   -----------
Total net assets                      $57,688,243   $61,621,016   $171,626,735   $55,485,624   $34,131,060   $68,101,410
                                      ===========   ===========   ============   ===========   ===========   ===========
Shares                                  3,580,897     3,853,722      7,614,318     2,472,621     3,077,643     3,576,755
Cost                                  $49,368,060   $51,831,821   $143,237,929   $51,843,121   $33,658,442   $71,310,119


See accompanying notes.                                                       24

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                       STATEMENT OF ASSETS AND LIABILITIES
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Wells
                                        Capital
                                       Core Bond
                                       Series II
                                      -----------
TOTAL ASSETS
Investments at fair value              $2,474,872
                                       ==========
NET ASSETS
Contracts in accumulation              $2,474,872
Contracts in payout (annuitization)            --
                                       ----------
Total net assets                       $2,474,872
                                       ==========
Shares                                    195,797
Cost                                   $2,446,994


See accompanying notes.                                                       25

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         500 Index                                                                    Alger
                                          Fund B        500 Index      500 Index     Active Bond    Active Bond     American
                                        Series NAV      Series I       Series II      Series I       Series II      Balanced
                                       ------------   ------------   ------------   ------------   ------------   ------------
Income:
   Dividend distributions              $         --   $  1,733,596   $  1,008,816   $  4,637,303   $ 19,705,622   $         --
Expenses:
   Mortality and expense risk and
      administrative charges                622,769      1,495,743      1,076,833      1,193,247      6,208,594        141,668
                                       ------------   ------------   ------------   ------------   ------------   ------------
Net investment income (loss)               (622,769)       237,853        (68,017)     3,444,056     13,497,028       (141,668)
                                       ------------   ------------   ------------   ------------   ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                    --             --             --             --             --             --
   Net realized gain (loss)                  13,296     13,023,899      6,927,678        314,217        431,522      3,639,026
                                       ------------   ------------   ------------   ------------   ------------   ------------
Realized gains (losses)                      13,296     13,023,899      6,927,678        314,217        431,522      3,639,026
                                       ------------   ------------   ------------   ------------   ------------   ------------
Unrealized appreciation
   (depreciation) during the period       2,231,112     (3,780,997)      (716,904)    (2,048,228)    (7,544,082)    (2,118,817)
                                       ------------   ------------   ------------   ------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations         1,621,639      9,480,755      6,142,757      1,710,045      6,384,468      1,378,541
                                       ------------   ------------   ------------   ------------   ------------   ------------
Changes from principal
   transactions:
   Purchase payments                        271,510        520,179        952,663        435,328      5,846,463         59,662
   Transfers between sub-accounts
      and the company                   101,412,612    (13,161,714)    (5,413,941)      (836,320)    54,628,743    (27,339,705)
   Withdrawals                           (8,143,236)   (13,847,814)   (14,069,881)   (14,589,055)   (33,842,898)    (1,582,466)
   Annual contract fee                     (172,645)      (241,231)      (209,621)      (107,369)    (1,116,190)       (41,134)
                                       ------------   ------------   ------------   ------------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          93,368,241    (26,730,580)   (18,740,780)   (15,097,416)    25,516,118    (28,903,643)
                                       ------------   ------------   ------------   ------------   ------------   ------------
Total increase (decrease) in
   contract owners' equity               94,989,880    (17,249,825)   (12,598,023)   (13,387,371)    31,900,586    (27,525,102)
Contract owners' equity at
   beginning of period                           --    139,913,308     95,202,414    114,128,749    489,520,731     27,525,102
                                       ------------   ------------   ------------   ------------   ------------   ------------
Contract owners' equity at end of
   period                              $ 94,989,880   $122,663,483   $ 82,604,391   $100,741,378   $521,421,317   $         --
                                       ============   ============   ============   ============   ============   ============


See accompanying notes.                                                       26

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                          Alger
                                        American                                         All Cap       All Cap        All Cap
                                        Leveraged       All Cap          All Cap         Growth        Growth          Value
                                         All Cap     Core Series I   Core Series II     Series I      Series II      Series I
                                      ------------   -------------   --------------   ------------   -----------   ------------
Income:
   Dividend distributions             $         --    $  1,078,439    $    59,703     $     10,817   $        --   $    375,747
Expenses:
   Mortality and expense risk and
      administrative charges                58,926       1,460,392        179,767        2,137,188       290,556        615,583
                                      ------------    ------------    -----------     ------------   -----------   ------------
Net investment income (loss)               (58,926)       (381,953)      (120,064)      (2,126,371)     (290,556)      (239,836)
                                      ------------    ------------    -----------     ------------   -----------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --              --             --               --            --      2,554,611
   Net realized gain (loss)              4,211,718      13,214,594        633,305        7,622,962     1,496,046      1,015,764
                                      ------------    ------------    -----------     ------------   -----------   ------------
Realized gains (losses)                  4,211,718      13,214,594        633,305        7,622,962     1,496,046      3,570,375
                                      ------------    ------------    -----------     ------------   -----------   ------------
Unrealized appreciation
   (depreciation) during the period     (2,869,369)     (4,924,554)        16,603       18,389,615     1,751,874      1,956,013
                                      ------------    ------------    -----------     ------------   -----------   ------------
Net increase (decrease) in contract
   owners' equity from operations        1,283,423       7,908,087        529,844       23,886,206     2,957,364      5,286,552
                                      ------------    ------------    -----------     ------------   -----------   ------------
Changes from principal
   transactions:
   Purchase payments                        31,643         295,024         97,455          749,956       298,364        145,546
   Transfers between sub-accounts
      and the company                  (11,411,473)    (16,068,589)     9,840,400      (20,193,892)   (1,080,919)    (5,675,482)
   Withdrawals                            (428,408)    (16,811,352)    (2,104,490)     (21,648,719)   (2,891,717)    (6,014,971)
   Annual contract fee                     (23,359)       (201,573)       (40,066)        (274,597)      (61,225)       (90,689)
                                      ------------    ------------    -----------     ------------   -----------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (11,831,597)    (32,786,490)     7,793,299      (41,367,252)   (3,735,497)   (11,635,596)
                                      ------------    ------------    -----------     ------------   -----------   ------------
Total increase (decrease) in
   contract owners' equity             (10,548,174)    (24,878,403)     8,323,143      (17,481,046)     (778,133)    (6,349,044)
Contract owners' equity at
   beginning of period                  10,548,174     143,932,795     10,072,010      205,159,404    25,736,425     58,057,755
                                      ------------    ------------    -----------     ------------   -----------   ------------
Contract owners' equity at end of
   period                             $         --    $119,054,392    $18,395,153     $187,678,358   $24,958,292   $ 51,708,711
                                      ============    ============    ===========     ============   ===========   ============


See accompanying notes.                                                       27

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                    American     American                    American
                                                      American        Asset      Blue-Chip                  Century -
                                         All Cap        Asset     High-Income    Income &      American       Small
                                          Value      Allocation       Bond        Growth         Bond        Company
                                        Series II     Series II    Series II     Series II     Series II    Series II
                                      ------------  ------------  -----------  ------------  ------------  -----------
Income:
   Dividend distributions             $    267,243  $         --  $        --  $  1,029,972  $  9,702,621  $        --
Expenses:
   Mortality and expense risk and
      administrative charges               646,160       706,094       62,823     1,997,839     7,288,030       76,480
                                      ------------  ------------  -----------  ------------  ------------  -----------
Net investment income (loss)              (378,917)     (706,094)     (62,823)     (967,867)    2,414,591      (76,480)
                                      ------------  ------------  -----------  ------------  ------------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions            2,518,954            --           --    14,297,633        33,764      234,287
   Net realized gain (loss)                644,096        21,467      534,643     6,143,728     1,719,664      (19,522)
                                      ------------  ------------  -----------  ------------  ------------  -----------
Realized gains (losses)                  3,163,050        21,467      534,643    20,441,361     1,753,428      214,765
                                      ------------  ------------  -----------  ------------  ------------  -----------
Unrealized appreciation
   (depreciation) during the period      2,289,912     6,399,964       89,394    (7,304,113)    3,514,119      (49,268)
                                      ------------  ------------  -----------  ------------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from operations        5,074,045     5,715,337      561,214    12,169,381     7,682,138       89,017
                                      ------------  ------------  -----------  ------------  ------------  -----------
Changes from principal transactions:
   Purchase payments                       553,228   172,108,586   14,704,605     1,409,147   224,519,815       91,835
   Transfers between
   sub-accounts and the company         (5,507,792)  107,893,147    9,119,115   (10,261,854)   98,780,297   (2,002,897)
   Withdrawals                          (7,244,487)   (1,760,747)    (191,375)  (23,068,244)  (17,338,075)    (795,212)
   Annual contract fee                    (127,478)      (44,792)      (4,143)     (312,839)   (1,144,329)      (8,693)
                                      ------------  ------------  -----------  ------------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (12,326,529)  278,196,194   23,628,202   (32,233,790)  304,817,708   (2,714,967)
                                      ------------  ------------  -----------  ------------  ------------  -----------
Total increase (decrease) in
   contract owners' equity              (7,252,484)  283,911,531   24,189,416   (20,064,409)  312,499,846   (2,625,950)
Contract owners' equity at beginning
   of period                            57,471,289            --           --   177,060,573   475,934,445    7,959,340
                                      ------------  ------------  -----------  ------------  ------------  -----------
Contract owners' equity at end of
   period                             $ 50,218,805  $283,911,531  $24,189,416  $156,996,164  $788,434,291  $ 5,333,390
                                      ============  ============  ===========  ============  ============  ===========


See accompanying notes.                                                       28

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        American       American
                                         Global      Global Small      American        American        American       American
                                        Growth      Capitalization      Growth       Growth-Income   International   New World
                                       Series II       Series II       Series II       Series II       Series II     Series II
                                      ------------  --------------  --------------  --------------  --------------  -----------
Income:
   Dividend distributions             $         --   $        --    $   11,040,684  $   32,468,846  $   15,319,727  $        --
Expenses:
   Mortality and expense risk and
      administrative charges               293,804       121,884        17,098,765      14,229,824      11,343,445       81,625
                                      ------------   -----------    --------------  --------------  --------------  -----------
Net investment income (loss)              (293,804)     (121,884)       (6,058,081)     18,239,022       3,976,282      (81,625)
                                      ------------   -----------    --------------  --------------  --------------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --            --        13,400,999       5,935,902      15,308,996           --
   Net realized gain (loss)                118,919       (83,804)       55,565,841      27,977,000      36,214,856       25,993
                                      ------------   -----------    --------------  --------------  --------------  -----------
Realized gains (losses)                    118,919       (83,804)       68,966,840      33,912,902      51,523,852       25,993
                                      ------------   -----------    --------------  --------------  --------------  -----------
Unrealized appreciation
   (depreciation) during the period      4,582,097     2,170,467       130,069,177      52,609,749      89,518,452    2,226,706
                                      ------------   -----------    --------------  --------------  --------------  -----------
Net increase (decrease) in
   contract owners' equity from
   operations                            4,407,212     1,964,779       192,977,936     104,761,673     145,018,586    2,171,074
                                      ------------   -----------    --------------  --------------  --------------  -----------
Changes from principal transactions:
   Purchase payments                    74,967,906    23,195,212       177,568,202     171,947,014     126,478,033    9,223,036
   Transfers between sub-accounts
      and the company                   37,625,482    26,899,013       (23,876,302)     (1,692,584)    (26,534,137)  27,200,455
   Withdrawals                            (939,450)     (453,762)     (110,200,442)    (76,455,693)    (60,292,507)    (430,830)
   Annual contract fee                     (20,902)       (9,656)       (2,756,458)     (2,275,144)     (1,770,292)      (8,567)
                                      ------------   -----------    --------------  --------------  --------------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        111,633,036    49,630,807        40,735,000      91,523,593      37,881,097   35,984,094
                                      ------------   -----------    --------------  --------------  --------------  -----------
Total increase (decrease) in
   contract owners' equity             116,040,248    51,595,586       233,712,936     196,285,266     182,899,683   38,155,168
Contract owners' equity at beginning
   of period                                    --            --     1,324,517,659   1,094,819,585     856,032,147           --
                                      ------------   -----------    --------------  --------------  --------------  -----------
Contract owners' equity at end of
   period                             $116,040,248   $51,595,586    $1,558,230,595  $1,291,104,851  $1,038,931,830  $38,155,168
                                      ============   ===========    ==============  ==============  ==============  ===========


See accompanying notes.                                                       29

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                     Blue Chip      Blue Chip   Bond Index     Capital       Capital
                                      Basic Value      Growth        Growth       Trust A   Appreciation  Appreciation
                                         Focus       Series I       Series II    Series II    Series I      Series II
                                      -----------  -------------  ------------  ----------  ------------  ------------
Income:
   Dividend distributions             $        --  $   2,567,061  $    464,966   $     --   $    110,840  $         --
Expenses:
   Mortality and expense risk and
      administrative charges              286,381      5,839,653     1,864,446      3,749      2,273,211     1,133,451
                                      -----------  -------------  ------------   --------   ------------  ------------
Net investment income (loss)             (286,381)    (3,272,592)   (1,399,480)    (3,749)    (2,162,371)   (1,133,451)
                                      -----------  -------------  ------------   --------   ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --             --            --         --        887,837       413,245
   Net realized gain (loss)             1,173,794      8,732,690     9,338,251        999      2,637,729       796,186
                                      -----------  -------------  ------------   --------   ------------  ------------
Realized gains (losses)                 1,173,794      8,732,690     9,338,251        999      3,525,566     1,209,431
                                      -----------  -------------  ------------   --------   ------------  ------------
Unrealized appreciation
   (depreciation) during the period       740,601     61,151,991    11,251,795      8,049     18,153,341     8,605,955
                                      -----------  -------------  ------------   --------   ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations       1,628,014     66,612,089    19,190,566      5,299     19,516,536     8,681,935
                                      -----------  -------------  ------------   --------   ------------  ------------
Changes from principal transactions:
   Purchase payments                        4,234      1,742,653     5,265,336         --        923,294     1,761,719
   Transfers between sub-accounts
      and the company                  (2,336,051)   (34,687,116)   (5,984,837)   497,126    (19,257,664)   (7,455,779)
   Withdrawals                         (4,084,323)   (68,835,974)  (15,299,864)   (50,271)   (23,498,795)  (12,100,588)
   Annual contract fee                    (41,638)      (664,277)     (354,895)      (662)      (335,211)     (222,816)
                                      -----------  -------------  ------------   --------   ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (6,457,778)  (102,444,714)  (16,374,260)   446,193    (42,168,376)  (18,017,464)
                                      -----------  -------------  ------------   --------   ------------  ------------
Total increase (decrease) in
   contract owners' equity             (4,829,764)   (35,832,625)    2,816,306    451,492    (22,651,840)   (9,335,529)
Contract owners' equity at beginning
   of period                           28,247,174    554,433,820   154,585,091         --    218,602,333   100,280,811
                                      -----------  -------------  ------------   --------   ------------  ------------
Contract owners' equity at end of
   period                             $23,417,410  $ 518,601,195  $157,401,397   $451,492   $195,950,493  $ 90,945,282
                                      ===========  =============  ============   ========   ============  ============


See accompanying notes.                                                       30

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         CGTC                                              Credit Suisse
                                       Overseas     Classic                 Credit Suisse      Global      Dreyfus IP
                                        Equity       Value     Core Equity     Emerging     Post Venture     Midcap
                                       Series II   Series II    Series II      Markets        Capital         Stock
                                      ----------  -----------  -----------  -------------  -------------  ------------
Income:
   Dividend distributions             $   70,774  $        --  $        --  $         --    $        --   $    108,058
Expenses:
   Mortality and expense risk and
      administrative charges              80,615      337,090      553,598        93,282         18,958        195,109
                                      ----------  -----------  -----------  ------------    -----------   ------------
Net investment income (loss)              (9,841)    (337,090)    (553,598)      (93,282)       (18,958)       (87,051)
                                      ----------  -----------  -----------  ------------    -----------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions            238,974      707,873    1,997,170            --             --      4,224,257
   Net realized gain (loss)              376,813    1,753,876      997,196     7,725,096        927,491      1,733,513
                                      ----------  -----------  -----------  ------------    -----------   ------------
Realized gains (losses)                  615,787    2,461,749    2,994,366     7,725,096        927,491      5,957,770
                                      ----------  -----------  -----------  ------------    -----------   ------------
Unrealized appreciation
   (depreciation) during the period      146,851   (2,297,754)  (1,633,452)   (6,706,778)      (669,990)    (2,645,731)
                                      ----------  -----------  -----------  ------------    -----------   ------------
Net increase (decrease) in contract
   owners' equity from operations        752,797     (173,095)     807,316       925,036        238,543      3,224,988
                                      ----------  -----------  -----------  ------------    -----------   ------------
Changes from principal transactions:
   Purchase payments                      76,716    1,447,152      910,916        63,413          6,509        209,715
   Transfers between sub-accounts
      and the company                    237,446   (8,434,468)  (4,584,366)  (18,266,782)    (3,597,869)   (38,829,231)
   Withdrawals                          (857,736)  (2,413,042)  (3,074,425)     (666,339)      (109,327)    (1,658,834)
   Annual contract fee                   (10,402)     (45,282)     (80,203)      (33,352)        (8,677)       (69,296)
                                      ----------  -----------  -----------  ------------    -----------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (553,976)  (9,445,640)  (6,828,078)  (18,903,060)    (3,709,364)   (40,347,646)
                                      ----------  -----------  -----------  ------------    -----------   ------------
Total increase (decrease) in
   contract owners' equity               198,821   (9,618,735)  (6,020,762)  (17,978,024)    (3,470,821)   (37,122,658)
Contract owners' equity at beginning
   of period                           6,821,207   34,188,835   47,851,722    17,978,024      3,470,821     37,122,658
                                      ----------  -----------  -----------  ------------    -----------   ------------
Contract owners' equity at end of
   period                             $7,020,028  $24,570,100  $41,830,960  $         --    $        --   $         --
                                      ==========  ===========  ===========  ============    ===========   ============


See accompanying notes.                                                       31

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Dreyfus
                                       Socially                                              Emerging     Emerging
                                      Responsible     Dynamic      Dynamic     Emerging        Small        Small
                                        Growth        Growth       Growth       Growth        Company      Company
                                         Fund        Series I     Series II    Series II     Series I     Series II
                                      -----------  ------------  -----------  -----------  ------------  -----------
Income:
   Dividend distributions             $     5,541  $         --  $        --  $        --  $         --  $        --
Expenses:
   Mortality and expense risk and
      administrative charges               10,781       894,219      366,681      111,629     1,039,991      544,457
                                      -----------  ------------  -----------  -----------  ------------  -----------
Net investment income (loss)               (5,240)     (894,219)    (366,681)    (111,629)   (1,039,991)    (544,457)
                                      -----------  ------------  -----------  -----------  ------------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --            --           --    1,906,488    18,553,764    8,943,963
   Net realized gain (loss)               492,168     9,641,522    3,114,189     (772,948)    2,541,460      502,230
                                      -----------  ------------  -----------  -----------  ------------  -----------
Realized gains (losses)                   492,168     9,641,522    3,114,189    1,133,540    21,095,224    9,446,193
                                      -----------  ------------  -----------  -----------  ------------  -----------
Unrealized appreciation
   (depreciation) during the period      (374,641)     (687,421)     341,616         (710)   (6,602,772)  (2,596,834)
                                      -----------  ------------  -----------  -----------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from operations         112,287     8,059,882    3,089,124    1,021,201    13,452,461    6,304,902
                                      -----------  ------------  -----------  -----------  ------------  -----------
Changes from principal transactions:
   Purchase payments                        5,845       427,284      225,718       92,434       390,040      293,629
   Transfers between sub-accounts
      and the company                  (2,013,983)   (6,649,537)  (1,595,911)  (2,528,152)  (10,027,582)  (3,760,369)
   Withdrawals                            (52,154)   (7,965,536)  (3,865,853)  (1,180,581)  (10,270,219)  (6,178,221)
   Annual contract fee                     (2,905)     (163,443)     (76,481)     (16,304)     (160,102)    (115,630)
                                      -----------  ------------  -----------  -----------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (2,063,197)  (14,351,232)  (5,312,527)  (3,632,603)  (20,067,863)  (9,760,591)
                                      -----------  ------------  -----------  -----------  ------------  -----------
Total increase (decrease) in
   contract owners' equity             (1,950,910)   (6,291,350)  (2,223,403)  (2,611,402)   (6,615,402)  (3,455,689)
Contract owners' equity at beginning
   of period                            1,950,910    80,188,645   30,933,855   11,308,182    98,495,711   47,965,200
                                      -----------  ------------  -----------  -----------  ------------  -----------
Contract owners' equity at end of
   period                             $        --  $ 73,897,295  $28,710,452  $ 8,696,780  $ 91,880,309  $44,509,511
                                      ===========  ============  ===========  ===========  ============  ===========


See accompanying notes.                                                       32

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                          Equity-       Equity-      Financial     Financial     Founding     Fundamental
                                          Income        Income       Services      Services     Allocation       Value
                                         Series I      Series II     Series I      Series II     Series II     Series I
                                      -------------  ------------  ------------  ------------  ------------  ------------
Income:
   Dividend distributions             $   9,556,919  $  3,630,353  $    207,580  $    174,153  $         --  $  1,198,925
Expenses:
   Mortality and expense risk and
      administrative charges              7,059,437     3,365,362       443,457       600,208     2,358,543     1,950,610
                                      -------------  ------------  ------------  ------------  ------------  ------------
Net investment income (loss)              2,497,482       264,991      (235,877)     (426,055)   (2,358,543)     (751,685)
                                      -------------  ------------  ------------  ------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions            33,392,550    14,427,705       236,230       299,502            --     4,843,763
   Net realized gain (loss)              24,766,573    15,537,824     6,012,387     7,260,482      (176,437)   11,395,717
                                      -------------  ------------  ------------  ------------  ------------  ------------
Realized gains (losses)                  58,159,123    29,965,529     6,248,617     7,559,984      (176,437)   16,239,480
                                      -------------  ------------  ------------  ------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period     (25,763,137)  (16,253,103)   (5,745,722)   (6,816,224)    2,278,228    (7,279,584)
                                      -------------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations        34,893,468    13,977,417       267,018       317,705      (256,752)    8,208,211
                                      -------------  ------------  ------------  ------------  ------------  ------------
Changes from principal transactions:
   Purchase payments                      1,883,920    10,928,676       171,290     3,050,252   465,203,771       475,144
   Transfers between sub-accounts
      and the company                   (21,355,963)  (13,070,971)   (7,881,373)   (9,883,518)  334,535,160    (5,895,638)
   Withdrawals                          (82,413,735)  (29,449,192)   (4,442,796)   (5,054,367)   (4,356,139)  (17,056,710)
   Annual contract fee                     (653,101)     (622,291)      (79,206)     (113,000)     (180,423)     (284,571)
                                      -------------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (102,538,879)  (32,213,778)  (12,232,085)  (12,000,633)  795,202,369   (22,761,775)
                                      -------------  ------------  ------------  ------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity              (67,645,411)  (18,236,361)  (11,965,067)  (11,682,928)  794,945,617   (14,553,564)
Contract owners' equity at beginning
   of period                            662,230,708   282,031,516    45,179,873    55,701,359            --   175,240,516
                                      -------------  ------------  ------------  ------------  ------------  ------------
Contract owners' equity at end of
   period                             $ 594,585,297  $263,795,155  $ 33,214,806  $ 44,018,431  $794,945,617  $160,686,952
                                      =============  ============  ============  ============  ============  ============


See accompanying notes.                                                       33

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       Fundamental      Global        Global
                                          Value       Allocation    Allocation    Global Bond   Global Bond  Global Trust
                                        Series II      Series I      Series II     Series I      Series II     Series I
                                      -------------  ------------  ------------  ------------  ------------  ------------
Income:
   Dividend distributions             $  1,962,728   $ 1,022,578   $  2,916,252  $  3,267,494  $  6,392,751  $  3,901,718
Expenses:
   Mortality and expense risk and
      administrative charges             4,812,814       723,295      2,466,023     1,040,343     2,393,891     2,693,075
                                      ------------   -----------   ------------  ------------  ------------  ------------
Net investment income (loss)            (2,850,086)      299,283        450,229     2,227,151     3,998,860     1,208,643
                                      ------------   -----------   ------------  ------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions           10,715,981     2,537,568      8,175,079            --            --            --
   Net realized gain (loss)             17,665,587     4,857,020      4,872,188     1,039,187      (489,933)   11,898,269
                                      ------------   -----------   ------------  ------------  ------------  ------------
Realized gains (losses)                 28,381,568     7,394,588     13,047,267     1,039,187      (489,933)   11,898,269
                                      ------------   -----------   ------------  ------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period     (8,091,710)   (4,274,623)    (2,987,000)       41,039     3,815,704    (3,965,891)
                                      ------------   -----------   ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations       17,439,772     3,419,248     10,510,496     3,307,377     7,324,631     9,141,021
                                      ------------   -----------   ------------  ------------  ------------  ------------
Changes from principal transactions:
   Purchase payments                    40,163,841     1,134,000     30,771,685       221,130    24,621,356       728,724
   Transfers between sub-accounts
      and the company                   39,098,644    (4,379,423)      (889,220)    4,167,462     2,482,852    (9,109,899)
   Withdrawals                         (30,028,819)   (5,465,810)    (7,847,138)  (12,718,283)   (9,861,347)  (29,249,082)
   Annual contract fee                    (822,909)     (118,910)      (396,982)      (91,654)     (404,026)     (181,328)
                                      ------------   -----------   ------------  ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         48,410,757    (8,830,143)    21,638,345    (8,421,345)   16,838,835   (37,811,585)
                                      ------------   -----------   ------------  ------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity              65,850,529    (5,410,895)    32,148,841    (5,113,968)   24,163,466   (28,670,564)
Contract owners' equity at beginning
   of period                           353,590,830    66,274,487    181,780,884    97,361,289   182,700,208   260,711,806
                                      ------------   -----------   ------------  ------------  ------------  ------------
Contract owners' equity at end of
   period                             $419,441,359   $60,863,592   $213,929,725  $ 92,247,321  $206,863,674  $232,041,242
                                      ============   ===========   ============  ============  ============  ============


See accompanying notes.                                                       34

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Global        Health       Health        High         High          High
                                         Trust       Sciences     Sciences      Income        Yield         Yield
                                       Series II     Series I     Series II    Series II    Series I      Series II
                                      -----------  ------------  -----------  ----------  ------------  ------------
Income:
   Dividend distributions             $   478,957  $         --  $        --  $       --  $  7,220,982  $  5,596,697
Expenses:
   Mortality and expense risk and
      administrative charges              632,908       809,985      878,459      19,081     1,178,920     1,018,752
                                      -----------  ------------  -----------  ----------  ------------  ------------
Net investment income (loss)             (153,951)     (809,985)    (878,459)    (19,081)    6,042,062     4,577,945
                                      -----------  ------------  -----------  ----------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                  --     7,099,551    7,395,660          --            --            --
   Net realized gain (loss)             2,777,509     3,329,788    2,260,159    (377,218)    1,797,083     1,218,185
                                      -----------  ------------  -----------  ----------  ------------  ------------
Realized gains (losses)                 2,777,509    10,429,339    9,655,819    (377,218)    1,797,083     1,218,185
                                      -----------  ------------  -----------  ----------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period    (1,882,293)   (1,130,497)    (195,031)     93,985    (5,863,163)   (4,436,506)
                                      -----------  ------------  -----------  ----------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations         741,265     8,488,857    8,582,329    (302,314)    1,975,982     1,359,624
                                      -----------  ------------  -----------  ----------  ------------  ------------
Changes from principal transactions:
   Purchase payments                      380,993       423,456    2,482,802   3,984,540       275,952     3,128,508
   Transfers between sub-accounts
      and the company                  33,495,705    (3,477,942)  (2,353,999)  1,030,869   (10,232,316)   (4,876,125)
   Withdrawals                         (7,347,817)   (7,880,727)  (8,628,150)   (116,467)  (13,493,325)   (9,652,205)
   Annual contract fee                   (130,384)     (147,268)    (179,945)       (568)     (117,988)     (167,137)
                                      -----------  ------------  -----------  ----------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        26,398,497   (11,082,481)  (8,679,292)  4,898,374   (23,567,677)  (11,566,959)
                                      -----------  ------------  -----------  ----------  ------------  ------------
Total increase (decrease) in
   contract owners' equity             27,139,762    (2,593,624)     (96,963)  4,596,060   (21,591,695)  (10,207,335)
Contract owners' equity at beginning
   of period                           35,849,220    72,020,065   72,848,017          --   116,074,217    88,817,338
                                      -----------  ------------  -----------  ----------  ------------  ------------
Contract owners' equity at end of
   period                             $62,988,982  $ 69,426,441  $72,751,054  $4,596,060  $ 94,482,522  $ 78,610,003
                                      ===========  ============  ===========  ==========  ============  ============


See accompanying notes.                                                       35

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                  Independence
                                                                   Investment
                                        Income &      Income &         LLC          Index     International  International
                                         Value          Value       Small Cap    Allocation        Core           Core
                                        Series I      Series II     Series II     Series II      Series I      Series II
                                      ------------  ------------  ------------  ------------  -------------  -------------
Income:
   Dividend distributions             $  6,600,358  $  1,689,913   $       --   $  2,746,002   $  1,001,088   $   442,396
Expenses:
   Mortality and expense risk and
      administrative charges             3,403,082     1,059,965       15,337      2,179,612      1,023,986       598,701
                                      ------------  ------------   ----------   ------------   ------------   -----------
Net investment income (loss)             3,197,276       629,948      (15,337)       566,390        (22,898)     (156,305)
                                      ------------  ------------   ----------   ------------   ------------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --            --       15,921             --      4,919,052     2,589,093
   Net realized gain (loss)             10,726,649     2,830,679      (15,761)       611,870     11,878,066     4,981,680
                                      ------------  ------------   ----------   ------------   ------------   -----------
Realized gains (losses)                 10,726,649     2,830,679          160        611,870     16,797,118     7,570,773
                                      ------------  ------------   ----------   ------------   ------------   -----------
Unrealized appreciation
   (depreciation) during the period      4,336,293     1,433,299       83,450      9,530,702     (5,102,614)   (1,309,446)
                                      ------------  ------------   ----------   ------------   ------------   -----------
Net increase (decrease) in contract
   owners' equity from operations       18,260,218     4,893,926       68,273     10,708,962     11,671,606     6,105,022
                                      ------------  ------------   ----------   ------------   ------------   -----------
Changes from principal transactions:
   Purchase payments                       763,400     2,768,670       20,748    106,672,384        350,268     1,964,671
   Transfers between sub-accounts
      and the company                  (10,938,832)   (4,533,973)    (137,725)    60,149,768     (5,445,248)    5,880,345
   Withdrawals                         (39,035,713)   (8,447,198)     (38,636)    (5,216,160)   (11,694,382)   (4,536,074)
   Annual contract fee                    (259,861)     (190,128)        (798)      (327,177)      (123,984)      (94,475)
                                      ------------  ------------   ----------   ------------   ------------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (49,471,006)  (10,402,629)    (156,411)   161,278,815    (16,913,346)    3,214,467
                                      ------------  ------------   ----------   ------------   ------------   -----------
Total increase (decrease) in
   contract owners' equity             (31,210,788)   (5,508,703)     (88,138)   171,987,777     (5,241,740)    9,319,489
Contract owners' equity at beginning
   of period                           330,322,781    91,331,878    1,298,296     96,462,961     93,287,011    42,672,268
                                      ------------  ------------   ----------   ------------   ------------   -----------
Contract owners' equity at end of
   period                             $299,111,993  $ 85,823,175   $1,210,158   $268,450,738   $ 88,045,271   $51,991,757
                                      ============  ============   ==========   ============   ============   ===========


See accompanying notes.                                                       36

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                      International
                                          Equity     International  International  International  International
                                         Index B       Small Cap      Small Cap        Value          Value        Invesco
                                        Series NAV      Series I      Series II       Series I      Series II     Utilities
                                      -------------  -------------  -------------  -------------  -------------  -----------
Income:
   Dividend distributions              $        --   $   1,649,802  $    679,984   $   7,759,086  $   4,554,742  $        --
Expenses:
   Mortality and expense risk and
      administrative charges               321,973       1,474,219       804,360       3,822,273      2,895,536       38,027
                                       -----------   -------------  ------------   -------------  -------------  -----------
Net investment income (loss)              (321,973)        175,583      (124,376)      3,936,813      1,659,206      (38,027)
                                       -----------   -------------  ------------   -------------  -------------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --      20,930,968     9,911,621      35,475,020     22,571,345           --
   Net realized gain (loss)                236,186      19,819,528     5,788,504      23,514,023     19,485,480    2,529,765
                                       -----------   -------------  ------------   -------------  -------------  -----------
Realized gains (losses)                    236,186      40,750,496    15,700,125      58,989,043     42,056,825    2,529,765
                                       -----------   -------------  ------------   -------------  -------------  -----------
Unrealized appreciation
   (depreciation) during the period      3,463,009     (18,394,993)   (5,157,870)    (36,940,604)   (27,231,405)  (1,507,407)
                                       -----------   -------------  ------------   -------------  -------------  -----------
Net increase (decrease) in contract
   owners' equity from operations        3,377,222      22,531,086    10,417,879      25,985,252     16,484,626      984,331
                                       -----------   -------------  ------------   -------------  -------------  -----------
Changes from principal transactions:
   Purchase payments                       189,152         645,038     4,132,008       1,353,574     10,296,947       28,325
   Transfers between sub-accounts
      and the company                   49,677,996         437,145    15,938,759     (26,218,819)    18,767,961   (7,392,294)
   Withdrawals                          (4,632,567)    (14,326,237)   (6,861,349)    (43,444,645)   (29,758,350)    (369,219)
   Annual contract fee                     (93,903)       (215,681)     (143,696)       (467,299)      (565,663)     (14,440)
                                       -----------   -------------  ------------   -------------  -------------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         45,140,678     (13,459,735)   13,065,722     (68,777,189)    (1,259,105)  (7,747,628)
                                       -----------   -------------  ------------   -------------  -------------  -----------
Total increase (decrease) in
   contract owners' equity              48,517,900       9,071,351    23,483,601     (42,791,937)    15,225,521   (6,763,297)
Contract owners' equity at beginning
   of period                                    --     125,838,552    52,296,908     361,944,454    228,099,289    6,763,297
                                       -----------   -------------  ------------   -------------  -------------  -----------
Contract owners' equity at end of
   period                              $48,517,900   $ 134,909,903  $ 75,780,509   $ 319,152,517  $ 243,324,810  $        --
                                       ===========   =============  ============   =============  =============  ===========


See accompanying notes.                                                       37

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       Investment    Investment    John Hancock     John Hancock   John Hancock
                                         Quality       Quality     International   International     Strategic     Large Cap
                                          Bond          Bond          Equity           Equity         Income         Value
                                        Series I      Series II   Index Series I  Index Series II    Series II     Series I
                                      ------------  ------------  --------------  ---------------  ------------  ------------
Income:
   Dividend distributions             $  6,076,483  $  5,609,021   $    677,743    $    578,447    $         --  $    284,238
Expenses:
   Mortality and expense risk and
      administrative charges             1,427,695     1,497,704        402,427         409,474         191,513       633,081
                                      ------------  ------------   ------------    ------------    ------------  ------------
Net investment income (loss)             4,648,788     4,111,317        275,316         168,973        (191,513)     (348,843)
                                      ------------  ------------   ------------    ------------    ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --            --        560,579         524,705              --     2,004,911
   Net realized gain (loss)             (1,382,301)   (1,237,762)     5,104,894       6,389,193          47,995     1,798,991
                                      ------------  ------------   ------------    ------------    ------------  ------------
Realized gains (losses)                 (1,382,301)   (1,237,762)     5,665,473       6,913,898          47,995     3,803,902
                                      ------------  ------------   ------------    ------------    ------------  ------------
Unrealized appreciation
   (depreciation) during the period       (518,178)     (340,014)    (1,113,751)     (2,061,471)        698,876       302,578
                                      ------------  ------------   ------------    ------------    ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations        2,748,309     2,533,541      4,827,038       5,021,400         555,358     3,757,637
                                      ------------  ------------   ------------    ------------    ------------  ------------
Changes from principal transactions:
   Purchase payments                       284,934    16,185,163        311,586          97,975         106,509       597,476
   Transfers between sub-accounts
      and the company                     (116,708)    6,748,252     (8,255,309)    (16,157,109)       (686,665)   (6,842,573)
   Withdrawals                         (17,202,281)   (7,404,189)    (4,501,369)     (4,699,202)     (2,141,276)   (6,158,651)
   Annual contract fee                    (118,330)     (265,723)       (83,632)        (57,262)        (20,724)     (105,952)
                                      ------------  ------------   ------------    ------------    ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (17,152,385)   15,263,503    (12,528,724)    (20,815,598)     (2,742,156)  (12,509,700)
                                      ------------  ------------   ------------    ------------    ------------  ------------
Total increase (decrease) in
   contract owners' equity             (14,404,076)   17,797,044     (7,701,686)    (15,794,198)     (2,186,798)   (8,752,063)
Contract owners' equity at beginning
   of period                           136,834,282   115,907,365     39,998,672      48,746,742      17,466,961    54,673,160
                                      ------------  ------------   ------------    ------------    ------------  ------------
Contract owners' equity at end of
   period                             $122,430,206  $133,704,409   $ 32,296,986    $ 32,952,544    $ 15,280,163  $ 45,921,097
                                      ============  ============   ============    ============    ============  ============


See accompanying notes.                                                       38

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        Large Cap     Lifestyle     Lifestyle     Lifestyle       Lifestyle      Lifestyle
                                          Value      Aggressive    Aggressive      Balanced       Balanced     Conservative
                                        Series II     Series I      Series II      Series I       Series II      Series I
                                      ------------  ------------  ------------  -------------  --------------  ------------
Income:
   Dividend distributions             $    137,193  $ 13,630,763  $ 20,683,368  $  46,855,781  $  345,172,894  $  6,639,744
Expenses:
   Mortality and expense risk and
      administrative charges               736,977     2,218,898     3,649,535     11,267,630      91,140,137     1,767,693
                                      ------------  ------------  ------------  -------------  --------------  ------------
Net investment income (loss)              (599,784)   11,411,865    17,033,833     35,588,151     254,032,757     4,872,051
                                      ------------  ------------  ------------  -------------  --------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions            1,577,374     3,937,606     6,180,445             --              --        24,951
   Net realized gain (loss)              1,085,974     4,141,800     2,508,109     28,831,949      33,120,506     1,252,120
                                      ------------  ------------  ------------  -------------  --------------  ------------
Realized gains (losses)                  2,663,348     8,079,406     8,688,554     28,831,949      33,120,506     1,277,071
                                      ------------  ------------  ------------  -------------  --------------  ------------
Unrealized appreciation
   (depreciation) during the period      1,604,294      (493,471)    3,210,587       (330,267)    184,709,610      (720,048)
                                      ------------  ------------  ------------  -------------  --------------  ------------
Net increase (decrease) in contract
   owners' equity from operations        3,667,858    18,997,800    28,932,974     64,089,833     471,862,873     5,429,074
                                      ------------  ------------  ------------  -------------  --------------  ------------
Changes from principal transactions:
   Purchase payments                       193,188     1,377,882    23,141,830      4,308,826   1,360,881,530       679,444
   Transfers between sub-accounts
      and the company                   (9,043,587)  (25,586,787)  (22,423,811)    38,655,997     279,455,100    22,926,196
   Withdrawals                          (7,667,846)  (18,232,136)  (44,880,778)  (110,920,387)   (400,986,772)  (23,092,302)
   Annual contract fee                    (110,063)     (395,158)     (831,398)    (1,353,633)    (15,780,833)     (178,554)
                                      ------------  ------------  ------------  -------------  --------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (16,628,308)  (42,836,199)  (44,994,157)   (69,309,197)  1,223,569,025       334,784
                                      ------------  ------------  ------------  -------------  --------------  ------------
Total increase (decrease) in
   contract owners' equity             (12,960,450)  (23,838,399)  (16,061,183)    (5,219,364)  1,695,431,898     5,763,858
Contract owners' equity at beginning
   of period                            70,288,522   214,081,947   309,161,108    985,779,872   6,683,427,162   146,048,384
                                      ------------  ------------  ------------  -------------  --------------  ------------
Contract owners' equity at end of
   period                             $ 57,328,072  $190,243,548  $293,099,925  $ 980,560,508  $8,378,859,060  $151,812,242
                                      ============  ============  ============  =============  ==============  ============


See accompanying notes.                                                       39

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                                     Marisco
                                        Lifestyle     Lifestyle       Lifestyle       Lifestyle      Lifestyle    International
                                      Conservative      Growth          Growth        Moderate       Moderate     Opportunities
                                        Series II      Series I       Series II       Series I       Series II      Series II
                                      ------------  -------------  ---------------  ------------  --------------  -------------
Income:
   Dividend distributions             $ 21,082,942  $  44,279,619  $   487,280,510  $ 13,596,733  $   65,249,875   $   228,504
Expenses:
   Mortality and expense risk and
      administrative charges             6,444,580      9,728,380      122,939,039     3,476,682      18,786,046       666,171
                                      ------------  -------------  ---------------  ------------  --------------   -----------
Net investment income (loss)            14,638,362     34,551,239      364,341,471    10,120,051      46,463,829      (437,667)
                                      ------------  -------------  ---------------  ------------  --------------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions               79,606      3,303,547       37,854,597          --              --       4,624,006
   Net realized gain (loss)             (1,947,600)    31,872,820       66,518,001     9,236,365       8,863,706     2,902,100
                                      ------------  -------------  ---------------  ------------  --------------   -----------
Realized gains (losses)                 (1,867,994)    35,176,367      104,372,598     9,236,365       8,863,706     7,526,106
                                      ------------  -------------  ---------------  ------------  --------------   -----------
Unrealized appreciation
   (depreciation) during the period      4,547,557     (1,602,460)     331,581,513    (5,913,527)      9,871,971     2,594,104
                                      ------------  -------------  ---------------  ------------  --------------   -----------
Net increase (decrease) in contract
   owners' equity from operations       17,317,925     68,125,146      800,295,582    13,442,889      65,199,506     9,682,543
                                      ------------  -------------  ---------------  ------------  --------------   -----------
Changes from principal transactions:
   Purchase payments                    85,995,902      6,109,234    2,426,297,166     1,768,036     279,147,740     3,556,868
   Transfers between sub-accounts
      and the company                  114,785,167    (13,460,818)      27,618,915    20,696,959      93,667,250    19,666,934
   Withdrawals                         (52,241,567)  (103,274,096)    (429,460,945)  (39,924,061)   (101,556,677)   (5,740,909)
   Annual contract fee                  (1,032,031)    (1,460,953)     (21,634,293)     (378,958)     (3,093,167)      (85,052)
                                      ------------  -------------  ---------------  ------------  --------------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        147,507,471   (112,086,633)   2,002,820,843   (17,838,024)    268,165,146    17,397,841
                                      ------------  -------------  ---------------  ------------  --------------   -----------
Total increase (decrease) in
   contract owners' equity             164,825,396    (43,961,487)   2,803,116,425    (4,395,135)    333,364,652    27,080,384
Contract owners' equity at beginning
   of period                           454,533,302    879,620,045    8,845,508,747   303,645,863   1,387,766,421    40,996,807
                                      ------------  -------------  ---------------  ------------  --------------   -----------
Contract owners' equity at end of
   period                             $619,358,698  $ 835,658,558  $11,648,625,172  $299,250,728  $1,721,131,073   $68,077,191
                                      ============  =============  ===============  ============  ==============   ===========


See accompanying notes.                                                       40

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Mid Cap       Mid Cap       Mid Cap       Mid Cap       Mid Cap       Mid Cap
                                          Index         Index     Intersection      Stock         Stock         Value
                                        Series I      Series II     Series II     Series I      Series II     Series I
                                      ------------  ------------  ------------  ------------  ------------  ------------
Income:
   Dividend distributions             $    324,337  $    206,249   $       --   $         --  $         --  $  1,306,019
Expenses:
   Mortality and expense risk and
      administrative charges               781,221     1,088,853        3,137      3,403,102     2,035,810     2,165,531
                                      ------------  ------------   ----------   ------------  ------------  ------------
Net investment income (loss)              (456,884)     (882,604)      (3,137)    (3,403,102)   (2,035,810)     (859,512)
                                      ------------  ------------   ----------   ------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions            1,360,351     1,434,654           --     36,849,771    20,233,154    28,753,149
   Net realized gain (loss)              6,759,472     5,142,909       (6,750)    20,149,626     9,727,462     9,825,606
                                      ------------  ------------   ----------   ------------  ------------  ------------
Realized gains (losses)                  8,119,823     6,577,563       (6,750)    56,999,397    29,960,616    38,578,755
                                      ------------  ------------   ----------   ------------  ------------  ------------
Unrealized appreciation
   (depreciation) during the period     (1,364,843)      465,220        4,577      3,320,079     3,200,381   (26,085,711)
                                      ------------  ------------   ----------   ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations        6,298,096     6,160,179       (5,310)    56,916,374    31,125,187    11,633,532
                                      ------------  ------------   ----------   ------------  ------------  ------------
Changes from principal transactions:
   Purchase payments                       274,386     2,808,092      256,837      1,203,147     6,418,401       548,383
   Transfers between sub-accounts
      and the company                   (5,461,978)   30,593,357      923,228    (14,697,931)    3,569,884   (16,388,091)
   Withdrawals                          (7,743,966)  (11,954,458)      (2,938)   (34,749,159)  (20,510,287)  (22,891,319)
   Annual contract fee                    (114,631)     (231,855)        (644)      (502,744)     (400,239)     (335,074)
                                      ------------  ------------   ----------   ------------  ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (13,046,189)   21,215,136    1,176,483    (48,746,687)  (10,922,241)  (39,066,101)
                                      ------------  ------------   ----------   ------------  ------------  ------------
Total increase (decrease) in
   contract owners' equity              (6,748,093)   27,375,315    1,171,173      8,169,687    20,202,946   (27,432,569)
Contract owners' equity at beginning
   of period                            69,717,699    70,694,831           --    304,719,779   161,929,029   197,760,166
                                      ------------  ------------   ----------   ------------  ------------  ------------
Contract owners' equity at end of
   period                             $ 62,969,606  $ 98,070,146   $1,171,173   $312,889,466  $182,131,975  $170,327,597
                                      ============  ============   ==========   ============  ============  ============


See accompanying notes.                                                       41

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Mid Cap                Money Market                                 Natural
                                          Value      ML Global    B Series    Money Market   Money Market    Resources
                                        Series II   Allocation       NAV        Series I      Series II      Series II
                                      ------------  ----------  ------------  ------------  -------------  ------------
Income:
   Dividend distributions             $    927,987  $       --  $  1,002,764  $ 11,707,400  $  13,066,079  $  1,303,290
Expenses:
   Mortality and expense risk and
      administrative charges             2,252,611      17,446       318,819     3,761,808      4,806,909     2,800,763
                                      ------------  ----------  ------------  ------------  -------------  ------------
Net investment income (loss)            (1,324,624)    (17,446)      683,945     7,945,592      8,259,170    (1,497,473)
                                      ------------  ----------  ------------  ------------  -------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions           28,097,210          --            --            --             --    18,438,444
   Net realized gain (loss)              7,932,911     150,202        (6,316)      (20,683)      (281,115)   14,099,358
                                      ------------  ----------  ------------  ------------  -------------  ------------
Realized gains (losses)                 36,030,121     150,202        (6,316)      (20,683)      (281,115)   32,537,802
                                      ------------  ----------  ------------  ------------  -------------  ------------
Unrealized appreciation
   (depreciation) during the period    (23,762,820)     60,014            --            --             --    33,602,582
                                      ------------  ----------  ------------  ------------  -------------  ------------
Net increase (decrease) in contract
   owners' equity from operations       10,942,677     192,770       677,629     7,924,909      7,978,055    64,642,911
                                      ------------  ----------  ------------  ------------  -------------  ------------
Changes from principal transactions:
   Purchase payments                     1,625,846          --       206,976    19,767,695    262,919,836     8,144,335
   Transfers between sub-accounts
      and the company                  (15,420,312)   (233,090)   60,670,003    11,449,302     73,844,032     1,092,781
   Withdrawals                         (25,244,557)   (202,284)  (14,122,162)   (1,436,344)  (180,402,336)  (25,589,482)
   Annual contract fee                    (432,097)     (3,126)      (82,653)     (622,546)      (813,501)     (456,029)
                                      ------------  ----------  ------------  ------------  -------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (39,471,120)   (438,500)   46,672,164    29,158,107    155,548,031   (16,808,395)
                                      ------------  ----------  ------------  ------------  -------------  ------------
Total increase (decrease) in
   contract owners' equity             (28,528,443)   (245,730)   47,349,793    37,083,016    163,526,086    47,834,516
Contract owners' equity at beginning
   of period                           191,976,798   1,770,909            --   311,440,313    305,880,291   222,306,785
                                      ------------  ----------  ------------  ------------  -------------  ------------
Contract owners' equity at end of
   period                             $163,448,355  $1,525,179  $ 47,349,793  $348,523,329  $ 469,406,377  $270,141,301
                                      ============  ==========  ============  ============  =============  ============


See accompanying notes.                                                       42

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                   PIMCO VIT   Quantitative  Quantitative  Quantitative
                                       Pacific Rim  Pacific Rim    All Asset      All Cap       Mid Cap       Mid Cap
                                        Series I     Series II     Series II     Series II     Series I      Series II
                                      ------------  -----------  ------------  ------------  ------------  ------------
Income:
   Dividend distributions             $    481,867  $   305,413  $  1,061,988  $         --  $        --   $        --
Expenses:
   Mortality and expense risk and
      administrative charges               560,581      493,259       385,184       923,868       95,733       243,645
                                      ------------  -----------  ------------  ------------  -----------   -----------
Net investment income (loss)               (78,714)    (187,846)      676,804      (923,868)     (95,733)     (243,645)
                                      ------------  -----------  ------------  ------------  -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain distributions            4,369,503    3,457,250            --       114,449      627,705       673,581
   Net realized gain (loss)              5,765,427    2,004,627       (34,412)      284,392     (861,111)     (782,880)
                                      ------------  -----------  ------------  ------------  -----------   -----------
Realized gains (losses)                 10,134,930    5,461,877       (34,412)      398,841     (233,406)     (109,299)
                                      ------------  -----------  ------------  ------------  -----------   -----------
Unrealized appreciation
   (depreciation) during the period     (3,122,785)     260,277       924,763     5,665,443      903,613     1,065,772
                                      ------------  -----------  ------------  ------------  -----------   -----------
Net increase (decrease) in contract
   owners' equity from operations        6,933,431    5,534,308     1,567,155     5,140,416      574,474       712,828
                                      ------------  -----------  ------------  ------------  -----------   -----------
Changes from principal transactions:
   Purchase payments                       191,310    1,747,644       182,345       359,834       55,701       145,949
   Transfers between sub-accounts
      and the company                   (5,562,683)     270,575    (9,275,379)  140,215,715   (1,874,502)   20,751,645
   Withdrawals                          (7,710,656)  (4,178,841)   (3,300,941)  (12,872,410)    (969,630)   (2,455,081)
   Annual contract fee                     (84,362)     (83,645)      (58,145)     (236,055)     (14,120)      (58,087)
                                      ------------  -----------  ------------  ------------  -----------   -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (13,166,391)  (2,244,267)  (12,452,120)  127,467,084   (2,802,551)   18,384,426
                                      ------------  -----------  ------------  ------------  -----------   -----------
Total increase (decrease) in
   contract owners' equity              (6,232,960)   3,290,041   (10,884,965)  132,607,500   (2,228,077)   19,097,254
Contract owners' equity at beginning
   of period                            55,901,753   39,723,999    40,166,872     3,293,950    9,867,298     9,697,275
                                      ------------  -----------  ------------  ------------  -----------   -----------
Contract owners' equity at end of
   period                             $ 49,668,793  $43,014,040  $ 29,281,907  $135,901,450  $ 7,639,221   $28,794,529
                                      ============  ===========  ============  ============  ===========   ===========


See accompanying notes.                                                       43

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                      Quantitative   Real Estate   Real Estate   Real Return    Science &    Science &
                                          Value      Securities    Securities       Bond       Technology    Technology
                                        Series II     Series I      Series II     Series II     Series I     Series II
                                      ------------  ------------  ------------  ------------  ------------  -----------
Income:
   Dividend distributions             $    36,046   $  2,882,560  $  2,201,966  $  2,607,083  $         --  $        --
Expenses:
   Mortality and expense risk and
      administrative charges              215,844      1,869,834     1,820,413     1,095,529     2,165,396      649,840
                                      -----------   ------------  ------------  ------------  ------------  -----------
Net investment income (loss)             (179,798)     1,012,726       381,553     1,511,554    (2,165,396)    (649,840)
                                      -----------   ------------  ------------  ------------  ------------  -----------
Realized gains (losses) on
   investments:
   Capital gain distributions             321,231     51,194,478    43,991,328            --            --           --
   Net realized gain (loss)               (15,751)    (3,369,827)   (5,307,990)   (1,164,763)    8,198,673    2,963,414
                                      -----------   ------------  ------------  ------------  ------------  -----------
Realized gains (losses)                   305,480     47,824,651    38,683,338    (1,164,763)    8,198,673    2,963,414
                                      -----------   ------------  ------------  ------------  ------------  -----------
Unrealized appreciation
   (depreciation) during the period      (268,955)   (56,797,674)  (47,758,847)    3,058,724    29,237,602    7,283,279
                                      -----------   ------------  ------------  ------------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from operations        (143,273)    (7,960,297)   (8,693,956)    3,405,515    35,270,879    9,596,853
                                      -----------   ------------  ------------  ------------  ------------  -----------
Changes from principal transactions:
   Purchase payments                       80,665        605,594     6,930,137       850,049     1,354,926    2,106,800
   Transfers between sub-accounts
      and the company                  26,013,140    (29,704,792)   (2,737,792)     (507,719)  (24,879,893)   1,669,345
   Withdrawals                         (3,255,679)   (18,340,162)  (18,487,892)  (11,662,353)  (20,895,115)  (7,082,918)
   Annual contract fee                    (46,234)      (237,074)     (334,312)     (149,052)     (427,464)    (129,012)
                                      -----------   ------------  ------------  ------------  ------------  -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        22,791,892    (47,676,434)  (14,629,859)  (11,469,075)  (44,847,546)  (3,435,785)
                                      -----------   ------------  ------------  ------------  ------------  -----------
Total increase (decrease) in
   contract owners' equity             22,648,619    (55,636,731)  (23,323,815)   (8,063,560)   (9,576,667)   6,161,068
Contract owners' equity at beginning
   of period                            5,139,138    185,687,524   153,620,407    97,632,831   208,201,998   54,950,175
                                      -----------   ------------  ------------  ------------  ------------  -----------
Contract owners' equity at end of
   period                             $27,787,757   $130,050,793  $130,296,592  $ 89,569,271  $198,625,331  $61,111,243
                                      ===========   ============  ============  ============  ============  ===========


See accompanying notes.                                                       44

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                Scudder
                                                     Scudder      Scudder    Conservative     Scudder       Scudder
                                      Scudder Blue     Bond       Capital     Allocation     Contarian   Davis Venture
                                        Chip -- B      -- B     Growth -- B      -- B       Value -- B     Value -- B
                                      ------------  ---------  ------------  ------------  ------------  -------------
Income:
   Dividend distributions             $    202,060  $  24,474  $    191,939  $   633,963   $    366,762  $    154,733
Expenses:
   Mortality and expense risk and
      administrative charges               157,735      3,418       420,612      364,423        145,266       257,954
                                      ------------  ---------  ------------  -----------   ------------  ------------
Net investment income (loss)                44,325     21,056      (228,673)     269,540        221,496      (103,221)
                                      ------------  ---------  ------------  -----------   ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions            3,334,971         --            --      856,087        974,438       598,894
   Net realized gain (loss)              4,953,822     (2,950)   12,997,470      411,625      5,040,788    14,488,606
                                      ------------  ---------  ------------  -----------   ------------  ------------
Realized gains (losses)                  8,288,793     (2,950)   12,997,470    1,267,712      6,015,226    15,087,500
                                      ------------  ---------  ------------  -----------   ------------  ------------
Unrealized appreciation
   (depreciation) during the period     (6,643,449)   (11,239)   (8,520,682)    (367,661)    (4,817,612)  (12,716,263)
                                      ------------  ---------  ------------  -----------   ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations        1,689,669      6,867     4,248,115    1,169,591      1,419,110     2,268,016
                                      ------------  ---------  ------------  -----------   ------------  ------------
Changes from principal transactions:
   Purchase payments                        99,056         --       346,310      229,961         74,967       135,747
   Transfers between sub-accounts
      and the company                  (29,546,138)  (519,284)  (80,655,680)  (1,635,944)   (27,190,804)  (48,359,133)
   Withdrawals                          (1,379,285)   (80,517)   (4,218,844)  (1,698,562)    (1,463,505)   (2,573,610)
   Annual contract fee                     (50,636)    (1,131)     (147,653)     (62,555)       (52,054)      (92,937)
                                      ------------  ---------  ------------  -----------   ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (30,877,003)  (600,932)  (84,675,867)  (3,167,100)   (28,631,396)  (50,889,933)
                                      ------------  ---------  ------------  -----------   ------------  ------------
Total increase (decrease) in
   contract owners' equity             (29,187,334)  (594,065)  (80,427,752)  (1,997,509)   (27,212,286)  (48,621,917)
Contract owners' equity at beginning
   of period                            29,187,334    594,065    80,427,752   31,683,937     27,212,286    48,621,917
                                      ------------  ---------  ------------  -----------   ------------  ------------
Contract owners' equity at end of
   period                             $         --  $      --  $         --  $29,686,428   $         --  $         --
                                      ============  =========  ============  ===========   ============  ============


See accompanying notes.                                                       45

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                        Scudder      Scudder
                                         Scudder        Dreman        Equity      Scudder       Scudder
                                       Dreman High     Small Cap      Index        Fixed      Global Blue  Scudder Global
                                       Return -- B    Value -- B     500 -- B   Income -- B    Chip -- B   Discovery -- B
                                      -------------  ------------  -----------  -----------  ------------  --------------
Income:
   Dividend distributions             $   1,384,982  $    330,314  $   393,818  $ 2,310,113  $     40,840   $    221,317
Expenses:
   Mortality and expense risk and
      administrative charges                717,464       307,955      405,289      672,059        82,563        116,544
                                      -------------  ------------  -----------  -----------  ------------   ------------
Net investment income (loss)                667,518        22,359      (11,471)   1,638,054       (41,723)       104,773
                                      -------------  ------------  -----------  -----------  ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions             1,097,831     7,925,844           --           --     2,334,699      1,528,248
   Net realized gain (loss)              29,608,752     9,921,916    1,580,688     (455,136)    3,312,150      7,350,048
                                      -------------  ------------  -----------  -----------  ------------   ------------
Realized gains (losses)                  30,706,583    17,847,760    1,580,688     (455,136)    5,646,849      8,878,296
                                      -------------  ------------  -----------  -----------  ------------   ------------
Unrealized appreciation
   (depreciation) during the period     (27,224,439)  (13,981,347)     880,553     (435,207)   (4,185,350)    (6,872,484)
                                      -------------  ------------  -----------  -----------  ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations         4,149,662     3,888,772    2,449,770      747,711     1,419,776      2,110,585
                                      -------------  ------------  -----------  -----------  ------------   ------------
Changes from principal transactions:
   Purchase payments                        552,894       269,212      458,269      484,063        43,050        127,591
   Transfers between sub-accounts
      and the company                  (135,914,113)  (59,017,562)  (2,257,141)    (972,623)  (15,534,063)   (21,621,927)
   Withdrawals                           (6,166,400)   (2,659,358)  (5,852,524)  (8,861,147)     (536,350)    (1,191,563)
   Annual contract fee                     (250,587)     (112,727)    (126,585)    (198,022)      (28,390)       (47,138)
                                      -------------  ------------  -----------  -----------  ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (141,778,206)  (61,520,435)  (7,777,981)  (9,547,729)  (16,055,753)   (22,733,037)
                                      -------------  ------------  -----------  -----------  ------------   ------------
Total increase (decrease) in
   contract owners' equity             (137,628,544)  (57,631,663)  (5,328,211)  (8,800,018)  (14,635,977)   (20,622,452)
Contract owners' equity at beginning
   of period                            137,628,544    57,631,663   36,848,675   60,299,222    14,635,977     20,622,452
                                      -------------  ------------  -----------  -----------  ------------   ------------
Contract owners' equity at end of
   period                             $          --  $         --  $31,520,464  $51,499,204  $         --   $         --
                                      =============  ============  ===========  ===========  ============   ============


See accompanying notes.                                                       46

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                         Scudder                     Scudder
                                       Government      Scudder       Growth        Scudder        Scudder       Scudder
                                       Securities     Growth &     Allocation       Health         High      International
                                          -- B       Income -- B      -- B      Sciences -- B   Income -- B       -- B
                                      ------------  ------------  ------------  -------------  ------------  -------------
Income:
   Dividend distributions             $  1,084,357  $    233,941  $  2,780,724  $         --   $  2,608,248  $    712,059
Expenses:
   Mortality and expense risk and
      administrative charges               130,272       149,585     1,662,012        67,650        196,658       190,119
                                      ------------  ------------  ------------  ------------   ------------  ------------
Net investment income (loss)               954,085        84,356     1,118,712       (67,650)     2,411,590       521,940
                                      ------------  ------------  ------------  ------------   ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --       366,812     7,096,640       760,422             --            --
   Net realized gain (loss)               (708,956)    5,598,900     2,500,234     2,528,670       (114,683)   12,976,027
                                      ------------  ------------  ------------  ------------   ------------  ------------
Realized gains (losses)                   (708,956)    5,965,712     9,596,874     3,289,092       (114,683)   12,976,027
                                      ------------  ------------  ------------  ------------   ------------  ------------
Unrealized appreciation
   (depreciation) during the period          9,534    (5,103,399)   (2,721,410)   (2,165,959)    (1,107,894)  (10,642,133)
                                      ------------  ------------  ------------  ------------   ------------  ------------
Net increase (decrease) in contract
   owners' equity from operations          254,663       946,669     7,994,176     1,055,483      1,189,013     2,855,834
                                      ------------  ------------  ------------  ------------   ------------  ------------
Changes from principal transactions:
   Purchase payments                       119,568       161,260     1,831,382        52,452        203,600       145,731
   Transfers between sub-accounts
      and the company                  (23,975,978)  (27,701,052)   (5,522,906)  (13,512,771)   (36,856,444)  (35,483,770)
   Withdrawals                          (1,078,532)   (1,751,366)   (7,563,146)     (660,027)    (1,715,468)   (2,149,218)
   Annual contract fee                     (51,593)      (51,356)     (318,052)      (25,618)       (61,241)      (58,258)
                                      ------------  ------------  ------------  ------------   ------------  ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                        (24,986,535)  (29,342,514)  (11,572,722)  (14,145,964)   (38,429,553)  (37,545,515)
                                      ------------  ------------  ------------  ------------   ------------  ------------
Total increase (decrease) in
   contract owners' equity             (24,731,872)  (28,395,845)   (3,578,546)  (13,090,481)   (37,240,540)  (34,689,681)
Contract owners' equity at beginning
   of period                            24,731,872    28,395,845   141,372,774    13,090,481     37,240,540    34,689,681
                                      ------------  ------------  ------------  ------------   ------------  ------------
Contract owners' equity at end of
   period                             $         --  $         --  $137,794,228  $         --   $         --  $         --
                                      ============  ============  ============  ============   ============  ============


See accompanying notes.                                                       47

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                         Scudder
                                          Scudder         Janus         Scudder         Scudder         Scudder        Scudder
                                       International    Growth &        Mid Cap        Moderate          Money          Real
                                        Select -- B    Income -- B    Growth -- B   Allocation -- B   Market -- B    Estate -- B
                                       -------------   ------------   -----------   ---------------   ------------   ------------
Income:
   Dividend distributions              $    817,258    $     45,832   $        --    $  2,608,902     $    477,700   $    167,243
Expenses:
   Mortality and expense risk and
      administrative charges                191,945         127,511        24,219       1,395,433          172,568        115,833
                                       ------------    ------------   -----------    ------------     ------------   ------------
Net investment income (loss)                625,313         (81,679)      (24,219)      1,213,469          305,132         51,410
                                       ------------    ------------   -----------    ------------     ------------   ------------
Realized gains (losses) on
   investments:
Capital gain distributions                3,282,753              --            --       4,316,802               --      2,883,607
Net realized gain (loss)                 11,052,163       6,221,115     1,340,173       1,636,425          (17,142)     4,861,469
                                       ------------    ------------   -----------    ------------     ------------   ------------
Realized gains (losses)                  14,334,916       6,221,115     1,340,173       5,953,227          (17,142)     7,745,076
                                       ------------    ------------   -----------    ------------     ------------   ------------
Unrealized appreciation
   (depreciation) during the period     (11,788,381)     (5,226,272)     (899,424)     (1,585,402)              --     (7,190,110)
                                       ------------    ------------   -----------    ------------     ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations         3,171,848         913,164       416,530       5,581,294          287,990        606,376
                                       ------------    ------------   -----------    ------------     ------------   ------------
Changes from principal transactions:
   Purchase payments                        184,301          76,956        10,523       1,131,142           20,423         76,248
   Transfers between sub-accounts
      and the company                   (37,145,187)    (23,622,287)   (4,480,038)     (2,804,568)     (26,576,120)   (20,602,203)
   Withdrawals                           (1,357,207)     (1,546,809)     (236,322)     (6,901,736)      (5,556,964)    (1,100,932)
   Annual contract fee                      (76,360)        (43,047)       (7,834)       (249,301)         (54,876)       (38,454)
                                       ------------    ------------   -----------    ------------     ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (38,394,453)    (25,135,187)   (4,713,671)     (8,824,463)     (32,167,537)   (21,665,341)
                                       ------------    ------------   -----------    ------------     ------------   ------------
Total increase (decrease) in
   contract owners' equity              (35,222,605)    (24,222,023)   (4,297,141)     (3,243,169)     (31,879,547)   (21,058,965)
Contract owners' equity at beginning
   of period                             35,222,605      24,222,023     4,297,141     117,984,183       31,879,547     21,058,965
                                       ------------    ------------   -----------    ------------     ------------   ------------
Contract owners' equity at end of
   period                              $         --    $         --   $        --    $114,741,014     $         --   $         --
                                       ============    ============   ===========    ============     ============   ============


See accompanying notes.                                                       48

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       Scudder Small     Scudder        Scudder                          Scudder       Small Cap
                                            Cap         Strategic     Technology     Scudder Total       Turner          Index
                                        Growth -- B    Income -- B    Growth -- B     Return -- B     Mid Cap -- B     Series I
                                       -------------   ------------   -----------   ---------------   ------------   ------------
Income:
   Dividend distributions              $         --    $    767,737   $        --    $    559,201     $         --   $    299,387
Expenses:
   Mortality and expense risk and
      administrative charges                139,784          72,149        48,424         104,518           99,168        425,855
                                       ------------    ------------   -----------    ------------     ------------   ------------
Net investment income (loss)               (139,784)        695,588       (48,424)        454,683          (99,168)      (126,468)
                                       ------------    ------------   -----------    ------------     ------------   ------------
Realized gains (losses) on
investments:
   Capital gain distributions                    --              --            --              --        1,554,919      2,410,987
   Net realized gain (loss)               6,230,792         (56,951)    1,014,524       3,137,559        2,555,204      2,437,139
                                       ------------    ------------   -----------    ------------     ------------   ------------
Realized gains (losses)                   6,230,792         (56,951)    1,014,524       3,137,559        4,110,123      4,848,126
                                       ------------    ------------   -----------    ------------     ------------   ------------
Unrealized appreciation
   (depreciation) during the period      (4,269,462)       (374,651)     (650,585)     (2,809,256)      (2,358,037)    (4,069,674)
                                       ------------    ------------   -----------    ------------     ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations         1,821,546         263,986       315,515         782,986        1,652,918        651,984
                                       ------------    ------------   -----------    ------------     ------------   ------------
Changes from principal transactions:
   Purchase payments                        127,265          42,104        41,688          51,317           38,131        128,469
   Transfers between sub-accounts
      and the company                   (27,084,443)    (12,717,348)   (9,276,537)    (20,025,302)     (19,535,075)    (3,862,325)
   Withdrawals                           (1,283,922)       (756,482)     (451,613)     (1,057,941)        (813,441)    (3,856,194)
   Annual contract fee                      (47,588)        (21,243)      (17,746)        (34,104)         (37,032)       (66,014)
                                       ------------    ------------   -----------    ------------     ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (28,288,688)    (13,452,969)   (9,704,208)    (21,066,030)     (20,347,417)    (7,656,064)
                                       ------------    ------------   -----------    ------------     ------------   ------------
Total increase (decrease) in
   contract owners' equity              (26,467,142)    (13,188,983)   (9,388,693)    (20,283,044)     (18,694,499)    (7,004,080)
Contract owners' equity at beginning
   of period                             26,467,142      13,188,983     9,388,693      20,283,044       18,694,499     40,547,500
                                       ------------    ------------   -----------    ------------     ------------   ------------
Contract owners' equity at end
   of period                           $         --    $         --   $        --    $         --     $         --   $ 33,543,420
                                       ============    ============   ===========    ============     ============   ============


See accompanying notes.                                                       49

  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF
                OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                       Small Cap        Small          Small
                                         Small Cap      Small Cap       Small Cap        Value         Company        Company
                                           Index      Opportunities   Opportunities      Focus          Value          Value
                                         Series II      Series I        Series II      Series I       Series I       Series II
                                       ------------   -------------   -------------   -----------   ------------   ------------
Income:
   Dividend distributions              $    262,357   $    950,736    $    608,681    $        --   $    289,878   $         --
Expenses:
   Mortality and expense risk and
      administrative charges                994,835        885,700         740,192        156,158      2,243,416      1,933,846
                                       ------------   ------------    ------------    -----------   ------------   ------------
Net investment income (loss)               (732,478)        65,036        (131,511)      (156,158)    (1,953,538)    (1,933,846)
                                       ------------   ------------    ------------    -----------   ------------   ------------
Realized gains (losses) on
investments:
Capital gain distributions                2,748,838      1,674,949       1,282,718             --     14,873,541     11,805,193
Net realized gain (loss)                  2,211,023      4,666,583       3,271,155        168,595     15,187,213     10,314,695
                                       ------------   ------------    ------------    -----------   ------------   ------------
Realized gains (losses)                   4,959,861      6,341,532       4,553,873        168,595     30,060,754     22,119,888
                                       ------------   ------------    ------------    -----------   ------------   ------------
Unrealized appreciation
   (depreciation) during the period      (6,133,340)    (6,145,697)     (4,445,788)       412,402    (22,906,623)   (16,464,673)
                                       ------------   ------------    ------------    -----------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations        (1,905,957)       260,871         (23,426)       424,839      5,200,593      3,721,369
                                       ------------   ------------    ------------    -----------   ------------   ------------
Changes from principal transactions:
   Purchase payments                        581,914        262,364       1,502,468          3,439        699,642      4,767,788
   Transfers between sub-accounts
      and the company                    76,286,787    (10,534,802)     (5,085,718)    (1,340,236)   (23,544,501)   (18,417,280)
   Withdrawals                          (11,505,680)    (9,109,255)     (8,534,314)    (1,537,091)   (23,069,245)   (21,492,780)
   Annual contract fee                     (226,934)      (127,684)       (154,374)       (23,955)      (308,350)      (375,800)
                                       ------------   ------------    ------------    -----------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          65,136,087    (19,509,377)    (12,271,938)    (2,897,843)   (46,222,454)   (35,518,072)
                                       ------------   ------------    ------------    -----------   ------------   ------------
Total increase (decrease) in
   contract owners' equity               63,230,130    (19,248,506)    (12,295,364)    (2,473,004)   (41,021,861)   (31,796,703)
Contract owners' equity at beginning
   of period                             44,538,049     88,036,741      66,873,689     14,989,907    214,489,802    172,274,684
                                       ------------   ------------    ------------    -----------   ------------   ------------
Contract owners' equity at end of
   period                              $107,768,179   $ 68,788,235    $ 54,578,325    $12,516,903   $173,467,941   $140,477,981
                                       ============   ============    ============    ===========   ============   ============


See accompanying notes.                                                       50

  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H STATEMENT OF
                OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                                                                         T Rowe
                                          Special       Strategic       Strategic       Strategic      Strategic       Price Mid
                                           Value          Bond            Bond        Opportunities   Opportunities      Value
                                         Series II      Series I        Series II       Series I        Series II      Series II
                                       ------------   -------------   -------------   ------------    -------------   -----------
Income:
   Dividend distributions              $    11,680    $  6,815,148     $ 4,684,746    $   2,252,181   $    113,095    $    69,472
Expenses:
   Mortality and expense risk and
      administrative charges                66,222       1,435,109       1,147,339        1,407,019        118,470        200,209
                                       -----------    ------------     -----------    -------------   ------------    -----------
Net investment income (loss)               (54,542)      5,380,039       3,537,407          845,162         (5,375)      (130,737)
                                       -----------    ------------     -----------    -------------   ------------    -----------
Realized gains (losses) on
   investments:
   Capital gain distributions            1,478,570              --              --               --             --      1,869,986
   Net realized gain (loss)                (86,729)      1,813,334         412,901       49,892,089      7,131,438        312,197
                                       -----------    ------------     -----------    -------------   ------------    -----------
Realized gains (losses)                  1,391,841       1,813,334         412,901       49,892,089      7,131,438      2,182,183
                                       -----------    ------------     -----------    -------------   ------------    -----------
Unrealized appreciation
   (depreciation) during the period     (1,213,484)     (7,279,729)     (4,291,843)     (32,592,900)    (5,821,557)    (1,531,527)
                                       -----------    ------------     -----------    -------------   ------------    -----------
Net increase (decrease) in contract
   owners' equity from operations          123,815         (86,356)       (341,535)      18,144,351      1,304,506        519,919
                                       -----------    ------------     -----------    -------------   ------------    -----------
Changes from principal transactions:
   Purchase payments                         28,059         249,953       3,861,014          666,295        113,462        252,246
   Transfers between sub-accounts
      and the company                     (788,642)      7,172,521        (889,706)    (311,801,604)   (23,531,409)     2,452,644
   Withdrawals                            (608,575)    (17,992,325)     (9,367,539)     (14,640,336)      (894,505)    (2,229,246)
   Annual contract fee                     (10,387)       (101,141)       (203,170)        (133,937)       (15,427)       (28,682)
                                       -----------    ------------     -----------    -------------   ------------    -----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (1,379,545)    (10,670,992)     (6,599,401)    (325,909,582)   (24,327,879)       446,962
                                       -----------    ------------     -----------    -------------   ------------    -----------
Total increase (decrease) in
   contract owners' equity              (1,255,730)    (10,757,348)     (6,940,936)    (307,765,231)   (23,023,373)       966,881
Contract owners' equity at beginning
   of period                             6,223,274     135,033,371      97,092,302      307,765,231     23,023,373     15,484,097
                                       -----------    ------------     -----------    -------------   ------------    -----------
Contract owners' equity at end of
   period                              $ 4,967,544    $124,276,023     $90,151,366    $          --   $         --    $16,450,978
                                       ===========    ============     ===========    =============   =============   ===========


See accompanying notes.                                                       51

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                                       Total Stock    Total Stock
                                       Total Return    Total Return   Market Index   Market Index      U.S. Core      U.S. Core
                                         Series I        Series II      Series I       Series II       Series I       Series II
                                       ------------   -------------   ------------   ------------   -------------   ------------
Income:
   Dividend distributions              $ 10,007,630   $   7,240,245   $    355,486   $   302,565    $   8,061,687   $    726,360
Expenses:
   Mortality and expense risk and
      administrative charges              3,062,513       2,505,746        335,048       701,921        7,341,607        868,003
                                       ------------   -------------   ------------   -----------    -------------   ------------
Net investment income (loss)              6,945,117       4,734,499         20,438      (399,356)         720,080       (141,643)
                                       ------------   -------------   ------------   -----------    -------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                    --              --        295,059       296,316       13,628,849      1,465,641
   Net realized gain (loss)              (1,328,600)     (1,321,632)     2,429,703     1,343,798      (50,372,717)     2,187,283
                                       ------------   -------------   ------------   -----------    -------------   ------------
Realized gains (losses)                  (1,328,600)     (1,321,632)     2,724,762     1,640,114      (36,743,868)     3,652,924
                                       ------------   -------------   ------------   -----------    -------------   ------------
Unrealized appreciation
   (depreciation) during the period       2,560,930       2,500,336       (640,820)    1,377,981       56,074,670     (1,607,933)
                                       ------------   -------------   ------------   -----------    -------------   ------------
Net increase (decrease) in contract
   owners' equity from operations         8,177,447       5,913,203      2,104,380     2,618,739       20,050,882      1,903,348
                                       ------------   -------------   ------------   -----------    -------------   ------------
Changes from principal transactions:
   Purchase payments                        857,471       8,254,610        124,534       359,887        1,795,597        500,923
   Transfers between sub-accounts
      and the company                    (4,761,700)     (4,189,756)    (3,044,520)   54,205,458      (54,304,604)    (6,648,817)
   Withdrawals                          (33,598,071)    (23,954,306)    (2,767,625)   (7,009,338)     (88,610,413)    (8,165,606)
   Annual contract fee                     (375,981)       (402,827)       (41,624)     (179,663)        (654,880)      (171,521)
                                       ------------   -------------   ------------   -----------    -------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (37,878,281)    (20,292,279)    (5,729,235)   47,376,344     (141,774,300)   (14,485,021)
                                       ------------   -------------   ------------   -----------    -------------   ------------
Total increase (decrease) in
   contract owners' equity              (29,700,834)    (14,379,076)    (3,624,855)   49,995,083     (121,723,418)   (12,581,673)
Contract owners' equity at beginning
   of period                            286,638,279     215,790,354     30,453,298    30,202,803      728,071,238     78,112,703
                                       ------------   -------------   ------------   -----------    -------------   ------------
Contract owners' equity at end of
   period                              $256,937,445   $ 201,411,278   $ 26,828,443   $80,197,886    $ 606,347,820   $ 65,531,030
                                       ============   =============   ============   ===========    =============   ============


See accompanying notes.                                                       52

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                       U.S. Global   U.S. Global        U.S.           U.S.
                                         Leaders       Leaders       Government     Government       U.S.       U.S. Large
                                         Growth        Growth        Securities     Securities    High Yield     Cap Value
                                        Series I      Series II       Series I       Series II     Series II     Series I
                                       -----------   -----------   -------------   ------------   ----------   ------------
Income:
   Dividend distributions              $   118,073   $    49,090   $   5,742,047   $  2,999,186   $  124,430   $  1,410,569
Expenses:
   Mortality and expense risk and
      administrative charges               328,263       285,619       1,468,317        867,741       29,422      2,871,349
                                       -----------   -----------   -------------   ------------   ----------   ------------
Net investment income (loss)              (210,190)     (236,529)      4,273,730      2,131,445       95,008     (1,460,780)
                                       -----------   -----------   -------------   ------------   ----------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                   --            --              --             --           --             --
   Net realized gain (loss)                568,289       451,780      (1,678,717)      (890,560)      26,509     19,658,607
                                       -----------   -----------   -------------   ------------   ----------   ------------
Realized gains (losses)                    568,289       451,780      (1,678,717)      (890,560)      26,509     19,658,607
                                       -----------   -----------   -------------   ------------   ----------   ------------
Unrealized appreciation
   (depreciation) during the period        713,745       609,242      (1,350,584)      (687,995)     (81,978)     1,872,183
                                       -----------   -----------   -------------   ------------   ----------   ------------
Net increase (decrease) in contract
   owners' equity from operations        1,071,844       824,493       1,244,429        552,890       39,539     20,070,010
                                       -----------   -----------   -------------   ------------   ----------   ------------
Changes from principal transactions:
   Purchase payments                        99,972       271,760         770,764      2,531,738       45,048        927,190
   Transfers between sub-accounts
      and the company                   (1,698,723)   (1,645,604)      3,633,155      4,233,910       13,274    (25,518,480)
   Withdrawals                          (3,844,994)   (3,031,113)    (16,611,302)   (10,418,027)    (416,962)   (29,747,806)
   Annual contract fee                     (57,910)      (61,996)       (137,051)      (106,958)      (2,845)      (399,026)
                                       -----------   -----------   -------------   ------------   ----------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (5,501,655)   (4,466,953)    (12,344,434)    (3,759,337)    (361,485)   (54,738,122)
                                       -----------   -----------   -------------   ------------   ----------   ------------
Total increase (decrease) in
   contract owners' equity              (4,429,811)   (3,642,460)    (11,100,005)    (3,206,447)    (321,946)   (34,668,112)
Contract owners' equity at beginning
   of period                            31,620,847    25,697,974     136,847,385     74,547,788    2,539,468    275,659,074
                                       -----------   -----------   -------------   ------------   ----------   ------------
Contract owners' equity at end of
   period                              $27,191,036   $22,055,514   $ 125,747,380   $ 71,341,341   $2,217,522   $240,990,962
                                       ===========   ===========   =============   ============   ==========   ============


See accompanying notes.                                                       53

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                        U.S. Large      UBS Large      UBS Large
                                         Cap Value         Cap            Cap        Utilities      Utilities        Value
                                         Series II      Series I       Series II     Series I       Series II      Series I
                                       ------------   -------------   -----------   -----------   ------------   ------------
Income:
   Dividend distributions              $    355,323   $          --   $     9,983   $   580,594   $    517,598   $  1,325,651
Expenses:
   Mortality and expense risk and
      administrative charges              1,177,025       1,740,174       149,747       662,676        765,182      1,998,029
                                       ------------   -------------   -----------   -----------   ------------   ------------
Net investment income (loss)               (821,702)     (1,740,174)     (139,764)      (82,082)      (247,584)      (672,378)
                                       ------------   -------------   -----------   -----------   ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain distributions                    --              --        74,155     5,276,074      5,626,972     19,063,442
   Net realized gain (loss)               8,896,063         965,705      (966,110)    5,351,268      4,689,920     11,821,401
                                       ------------   -------------   -----------   -----------   ------------   ------------
Realized gains (losses)                   8,896,063         965,705      (891,955)   10,627,342     10,316,892     30,884,843
                                       ------------   -------------   -----------   -----------   ------------   ------------
Unrealized appreciation
   (depreciation) during the period        (523,826)     (1,540,605)     (248,189)       31,044        896,120    (11,873,310)
                                       ------------   -------------   -----------   -----------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from operations         7,550,535      (2,315,074)   (1,279,908)   10,576,304     10,965,428     18,339,155
                                       ------------   -------------   -----------   -----------   ------------   ------------
Changes from principal transactions:
   Purchase payments                      3,447,577         512,546       134,667       285,687        729,176        574,444
   Transfers between sub-accounts
      and the company                   (11,771,526)    292,611,234    20,449,153       133,429     (1,125,182)    (6,875,781)
   Withdrawals                           (9,770,798)    (20,201,128)   (1,447,339)   (8,201,662)    (7,409,342)   (20,841,895)
   Annual contract fee                     (220,303)       (153,840)      (36,983)      (97,070)      (136,424)      (240,037)
                                       ------------   -------------   -----------   -----------   ------------   ------------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                         (18,315,050)    272,768,812    19,099,498    (7,879,616)    (7,941,772)   (27,383,269)
                                       ------------   -------------   -----------   -----------   ------------   ------------
Total increase (decrease) in
   contract owners' equity              (10,764,515)    270,453,738    17,819,590     2,696,688      3,023,656     (9,044,114)
Contract owners' equity at beginning
   of period                            101,074,243              --     1,732,989    54,991,555     58,597,360    180,670,849
                                       ------------   -------------   -----------   -----------   ------------   ------------
Contract owners' equity at end of
   period                              $ 90,309,728   $ 270,453,738   $19,552,579   $57,688,243   $ 61,621,016   $171,626,735
                                       ============   =============   ===========   ===========   ============   ============


See accompanying notes.                                                       54

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
         STATEMENT OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                         SEPTEMBER 30, 2007 (UNAUDITED)

                                                       Wellington     Wellington       Wells
                                                          Small          Small        Capital
                                           Value       Cap Growth      Cap Value     Core Bond
                                         Series II      Series II      Series II     Series II
                                       ------------   ------------   ------------   ----------
Income:
   Dividend distributions              $    302,948   $         --   $    177,194   $   59,132
Expenses:
   Mortality and expense risk and
      administrative charges                662,957        380,560        837,464       25,394
                                       ------------   ------------   ------------   ----------
Net investment income (loss)               (360,009)      (380,560)      (660,270)      33,738
                                       ------------   ------------   ------------   ----------
Realized gains (losses) on
   investments:
   Capital gain distributions             5,735,137      5,129,570      7,503,153           --
   Net realized gain (loss)               2,316,147        (34,702)       130,109        8,504
                                       ------------   ------------   ------------   ----------
Realized gains (losses)                   8,051,284      5,094,868      7,633,262        8,504
                                       ------------   ------------   ------------   ----------
Unrealized appreciation
   (depreciation) during the period      (2,395,839)    (1,143,924)    (5,836,929)      (1,250)
                                       ------------   ------------   ------------   ----------
Net increase (decrease) in contract
   owners' equity from operations         5,295,436      3,570,384      1,136,063       40,992
                                       ------------   ------------   ------------   ----------
Changes from principal transactions:
   Purchase payments                      3,645,205      2,174,719      2,751,588        5,057
   Transfers between sub-accounts
      and the company                    (2,006,421)     2,798,438      4,492,781    1,251,923
   Withdrawals                           (5,620,357)    (4,257,608)    (7,005,192)    (315,713)
   Annual contract fee                     (104,929)       (45,820)       (99,480)      (1,359)
                                       ------------   ------------   ------------   ----------
Net increase (decrease) in contract
   owners' equity from principal
   transactions                          (4,086,502)       669,729        139,697      939,908
                                       ------------   ------------   ------------   ----------
Total increase (decrease) in
   contract owners' equity                1,208,934      4,240,113      1,275,760      980,900
Contract owners' equity at beginning
   of period                             54,276,690     29,890,947     66,825,650    1,493,972
                                       ------------   ------------   ------------   ----------
Contract owners' equity at end of
   period                              $ 55,485,624   $ 34,131,060   $ 68,101,410   $2,474,872
                                       ============   ============   ============   ==========


See accompanying notes.                                                       55

        JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

1. ORGANIZATION

John Hancock Life Insurance Company (U.S.A.) Separate Account H (the "Account") is a separate account established by John Hancock Life Insurance Company (U.S.A.) (the "Company"). The Company established the Account on August 24, 1984 as a separate account under Delaware law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and consists of 136 sub-accounts which are exclusively invested in corresponding portfolios of John Hancock Trust (the "Trust"), and 9 sub-accounts that are invested in portfolios of other outside trusts. The Account is a funding vehicle for variable annuity contracts issued by the Company. The Account includes contracts issued for the following products: Venture, Vantage, Vision, Venture III, Wealthmark, and Wealthmark ML3. These products are distinguished principally by the level of expenses and surrender charges.

Each sub-account holds shares of a particular series ("Portfolio") of a registered investment company. Sub-accounts that invest in Portfolios of the Trust may offer three classes of units to fund variable annuity contracts issued by the Company. These classes, Series I, Series II and Series NAV, respectively, represent an interest in the same Trust Portfolio, but in different classes of that Portfolio. Series I, Series II and Series NAV shares differ in the level of 12b-1 fees and other expenses assessed against the Portfolio's assets.

The Company is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (MLI). MLI, in turn, is an indirect, wholly owned subsidiary of Manulife Financial Corporation (MFC), a Canadian-based publicly traded stock life insurance company. MFC and its subsidiaries are known collectively as Manulife Financial.

In addition to the Account, certain contract owners may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

Sub-accounts opened and closed in 2007 are as follows:

SUB-ACCOUNTS OPENED                               2007
----------------------------------------------   -----
American Asset Allocation Series II              May 1
American Asset High-Income Bond Series II        May 1
American Global Growth Series II                 May 1
American Global Small Capitalization Series II   May 1
American New World Series II                     May 1
Founding Allocation Series II                    May 1
High Income Series II                            May 1
Mid Cap Intersection Series II                   May 1
500 Index Fund B Series NAV                      May 3
International Equity Index B Series NAV          May 3
Money Market B Series NAV                        May 3
Bond Index Trust A Series II                     May 3
UBS Large Cap Series II                          May 3

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                         SEPTEMBER 30, 2007 (UNAUDITED)

1. ORGANIZATION (CONTINUED)

SUB-ACCOUNTS CLOSED                          2007
-----------------------------------------   ------
Strategic Opportunities Series I            Apr 27
Strategic Opportunities Series II           Apr 27
Invesco Utilities                            May 3
Alger American Balanced                      May 3
Alger American Leveraged All Cap             May 3
Credit Suisse Emerging Markets               May 3
Credit Suisse Global Post Venture Capital    May 3
Dreyfus Socially Responsible Growth          May 3
Dreyfus IP Midcap Stock                      May 3
Scudder Blue Chip -- B                       May 3
Scudder Bond -- B                            May 3
Scudder Capital Growth -- B                  May 3
Scudder Davis Venture Value -- B             May 3
Scudder Dreman High Return Equity -- B       May 3
Scudder Dreman Small Cap Value -- B          May 3
Scudder Global Blue Chip -- B                May 3
Scudder Global Discovery -- B                May 3
Scudder Government Securities -- B           May 3
Scudder Growth & Income -- B                 May 3
Scudder Health Sciences -- B                 May 3
Scudder High Income -- B                     May 3
Scudder International -- B                   May 3
Scudder International Select Equity -- B     May 3
Scudder Janus Growth & Income -- B           May 3
Scudder Mid Cap Growth -- B                  May 3
Scudder Contarian Value -- B                 May 3
Scudder Money Market -- B                    May 3
Scudder Real Estate -- B                     May 3
Scudder Small Cap Growth -- B                May 3
Scudder Strategic Income -- B                May 3
Scudder Technology Growth -- B               May 3
Scudder Total Return -- B                    May 3
Scudder Turner Mid Cap Growth -- B           May 3

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                         SEPTEMBER 30, 2007 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

VALUATION OF INVESTMENTS

Investments made in the Portfolios of the Trust and of the outside trusts are valued at the reported net asset values of such Portfolios. Investment transactions are recorded on the trade date. Income from dividends, and gains from realized gain distributions are recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

NET ASSETS IN PAYOUT (ANNUITIZATION) PERIOD

A portion of net assets is allocated to annuity policies in the payout period. The liability for these policies is calculated using mortality assumptions and an assumed interest rate. Mortality assumptions are based on the Individual Annuity Mortality Table in effect at the time of annuitization. The assumed investment return is 4%, as regulated by the laws of the respective states. The mortality risk is borne entirely by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of this decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Account.

EXPENSES

The Company assumes mortality and expense risks of the Contracts and provides administrative services to the Account for which asset charges are deducted at various annual rates of net assets of the sub-account. The Company makes certain other deductions from contract owner payments for premium taxes, rider fees, surrender fees, and annual contract fees, which are accounted for as a reduction of net assets resulting from contract owner transactions.

AMOUNTS RECEIVABLE/PAYABLE

Receivables/Payables from/to Portfolios/the Company are due to unsettled contract transactions (net of asset-based charges) and/or subsequent/preceding purchases/sales of the respective Portfolios' shares. The amounts are due from/to either the respective Portfolio and/or the Company for the benefit of contract owners. There are no unsettled policy transactions at September 30, 2007.

         JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A) SEPARATE ACCOUNT H
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                         SEPTEMBER 30, 2007 (UNAUDITED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 157, FAIR VALUE MEASUREMENTS ("SFAS 157")

In September, 2006, the FASB issued SFAS No. 157. This standard, which provides guidance on how to measure fair values of assets and liabilities, applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not discuss when to use fair value accounting. SFAS No. 157 establishes a fair value measurement hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy.

SFAS No. 157 became effective for the Account on January 1, 2008 and is generally prospectively applicable. The Account is still evaluating the impact SFAS No. 157 will have on its financial position or results of operations.

RECLASSIFICATION

Certain amounts in the prior year financial statements have been reclassified to conform with the amounts in the current year financial statements.

3. TRANSACTIONS WITH AFFILIATES

The Company has an administrative services agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the Account. The Company has underwriting and distribution agreements with its affiliate, John Hancock Distributors, LLC ("JH Distributors"). JH Distributors is owned by the Company. John Hancock Investment Management Services, LLC ("JHIMS"), a Delaware limited liability company controlled by the Company, serves as investment adviser for the Trust.

             JOHN HANCOCK LIFE INSURANCE COMPANY SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

4. DETAILS OF INVESTMENTS-- (CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and the outside trusts during 2007 were as follows:

Sub-account                                        Purchases        Sales
----------------------------------------------   ------------   ------------
500 Index Fund B Series NAV                      $107,627,756   $ 14,882,284
500 Index Series I                                 12,018,012     38,510,738
500 Index Series II                                 4,774,141     23,582,938
Active Bond Series I                               11,169,324     22,822,682
Active Bond Series II                             100,256,626     61,243,480
Alger American Balanced                               129,848     29,175,160
Alger American Leveraged All Cap                      814,651     12,705,174
All Cap Core Series I                              12,836,613     36,892,618
All Cap Core Series II                             12,836,706      5,163,377
All Cap Growth Series I                             2,062,797     45,556,419
All Cap Growth Series II                            1,579,671      5,605,724
All Cap Value Series I                              5,057,022     14,377,843
All Cap Value Series II                             3,840,871     14,027,362
American Asset Allocation Series II               283,894,687      6,404,588
American Asset High-Income Bond Series II          24,661,950      1,096,571
American Blue-Chip Income & Growth Series II       22,860,286     41,764,310
American Bond Series II                           336,936,551     29,670,487
American Century - Small Company Series II            393,644      2,950,803
American Global Growth Series II                  115,482,476      4,143,245
American Global Small Capitalization Series II     54,050,583      4,541,660
American Growth Series II                         204,238,550    156,160,633
American Growth-Income Series II                  211,877,698     96,179,181
American International Series II                  165,488,791    108,322,416
American New World Series II                       38,068,130      2,165,662
Basic Value Focus                                     190,811      6,934,970
Blue Chip Growth Series I                          13,249,195    118,966,500
Blue Chip Growth Series II                         13,604,712     31,378,451
Bond Index Trust A Series II                          698,620        256,175
Capital Appreciation Series I                       7,972,358     51,415,267
Capital Appreciation Series II                      6,054,118     24,791,787
CGTC Overseas Equity Series II                      2,667,410      2,992,251
Classic Value Series II                             8,943,900     18,018,757
Core Equity Series II                               7,518,167     12,902,651
Credit Suisse Emerging Markets                        660,993     19,657,335
Credit Suisse Global Post Venture Capital             159,498      3,887,819
Dreyfus IP Midcap Stock                             4,637,046     40,847,486
Dreyfus Socially Responsible Growth                    64,879      2,133,316
Dynamic Growth Series I                             6,815,932     22,061,382
Dynamic Growth Series II                            3,384,072      9,063,280
Emerging Growth Series II                           5,936,241      7,773,985
Emerging Small Company Series I                    22,056,516     24,610,606
Emerging Small Company Series II                   13,578,452     14,939,537
Equity-Income Series I                             61,287,314    127,936,161
Equity-Income Series II                            45,491,151     63,012,231
Financial Services Series I                         6,477,891     18,709,623
Financial Services Series II                        8,502,686     20,629,871
Founding Allocation Series II                     803,669,917     10,826,091
Fundamental Value Series I                         13,707,363     32,377,060
Fundamental Value Series II                       113,876,126     57,599,475

             JOHN HANCOCK LIFE INSURANCE COMPANY SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

4. DETAILS OF INVESTMENTS-- (CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and the outside trusts during 2007 were as follows:

Sub-account                                            Purchases         Sales
-------------------------------------------------   --------------   ------------
Global Allocation Series I                          $   11,554,207   $ 17,547,499
Global Allocation Series II                             53,158,524     22,894,872
Global Bond Series I                                    19,862,637     26,056,831
Global Bond Series II                                   50,813,419     29,975,725
Global Trust Series I                                    6,392,192     42,995,133
Global Trust Series II                                  42,893,572     16,649,025
Health Sciences Series I                                17,405,647     22,198,562
Health Sciences Series II                               17,770,620     19,932,709
High Income Series II                                   11,053,338      6,174,045
High Yield Series I                                     32,985,884     50,511,499
High Yield Series II                                    25,121,852     32,110,865
Income & Value Series I                                 10,534,926     56,808,656
Income & Value Series II                                 5,370,379     15,143,062
Independence Investment LLC Small Cap Series II            717,762        873,590
Index Allocation Series II                             175,857,775     14,012,569
International Core Series I                             15,668,306     27,685,499
International Core Series II                            22,603,086     16,955,831
International Small Cap Series I                        51,963,549     44,316,733
International Small Cap Series II                       45,813,189     22,960,224
International Equity Index B Series NAV                 59,350,506     14,531,801
International Value Series I                            59,422,788     88,788,144
International Value Series II                           85,236,301     62,264,855
Invesco Utilities                                          645,590      8,431,244
Investment Quality Bond Series I                        16,216,080     28,719,677
Investment Quality Bond Series II                       36,044,840     16,670,020
John Hancock International Equity Index Series I         5,630,825     25,617,364
John Hancock International Equity Index Series II        5,625,762     16,991,907
John Hancock Strategic Income Series II                  3,314,342      6,248,011
Large Cap Value Series I                                11,563,075     26,639,211
Large Cap Value Series II                                8,183,632     19,611,846
Lifestyle Aggressive Series I                           53,898,270     81,384,999
Lifestyle Aggressive Series II                          57,860,674     79,640,552
Lifestyle Balanced Series I                            144,525,081    178,246,127
Lifestyle Balanced Series II                         1,631,602,774    154,000,992
Lifestyle Conservative Series I                        105,403,083    100,171,299
Lifestyle Conservative Series II                       292,302,329    130,076,891
Lifestyle Growth Series I                              148,536,198    222,768,045
Lifestyle Growth Series II                           2,640,838,225    235,821,313
Lifestyle Moderate Series I                             74,687,264     82,405,237
Lifestyle Moderate Series II                           416,440,097    101,811,123
Marisco International Opportunities Series II           50,728,624     29,144,446
Mid Cap Index Series I                                   8,739,131     20,881,854
Mid Cap Index Series II                                 47,993,497     26,226,311
Mid Cap Intersection Series II                           1,366,820        193,475
Mid Cap Stock Series I                                  56,864,999     72,165,017
Mid Cap Stock Series II                                 45,031,739     37,756,637
Mid Cap Value Series I                                  38,597,555     49,770,019
Mid Cap Value Series II                                 36,980,969     49,679,503

             JOHN HANCOCK LIFE INSURANCE COMPANY SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

4. DETAILS OF INVESTMENTS-- (CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and the outside trusts during 2007 were as follows:

Sub-account                                  Purchases        Sales
----------------------------------------   ------------   ------------
ML Global Allocation                       $     27,396   $    483,343
Money Market B Series NAV                    69,250,174     21,894,066
Money Market Series I                       329,604,967    292,501,268
Money Market Series II                      557,923,967    394,116,765
Natural Resources Series II                  96,128,323     95,995,748
Pacific Rim Series I                         12,234,727     21,110,329
Pacific Rim Series II                        18,391,848     17,366,710
PIMCO VIT All Asset Series II                 5,025,816     16,801,132
Quantitative All Cap Series II              161,196,355     34,552,716
Quantitative Mid Cap Series I                 1,168,453      3,439,032
Quantitative Mid Cap Series II               24,608,709      5,794,347
Quantitative Value Series II                 29,150,141      6,216,815
Real Estate Securities Series I              69,568,240     65,037,471
Real Estate Securities Series II             90,694,755     60,951,734
Real Return Bond Series II                   17,156,954     27,114,475
Science & Technology Series I                10,985,223     57,998,165
Science & Technology Series II               16,004,196     20,089,822
Scudder Blue Chip -- B                        4,467,547     31,965,254
Scudder Bond -- B                               441,415      1,021,292
Scudder Capital Growth -- B                   1,051,137     85,955,677
Scudder Conservative Allocation -- B          2,562,216      4,603,689
Scudder Contarian Value -- B                  1,739,504     29,174,967
Scudder Davis Venture Value -- B              1,359,302     51,753,563
Scudder Dreman High Return Equity -- B        4,073,215    144,086,071
Scudder Dreman Small Cap Value -- B           8,940,315     62,512,547
Scudder Equity Index 500 -- B                 2,839,411     10,628,863
Scudder Fixed Income -- B                     4,984,750     12,894,426
Scudder Global Blue Chip -- B                 4,447,552     18,210,329
Scudder Global Discovery -- B                 3,379,565     24,479,581
Scudder Government Securities -- B            1,669,150     25,701,600
Scudder Growth & Income -- B                  2,007,623     30,898,970
Scudder Growth Allocation -- B               14,580,593     17,937,964
Scudder Health Sciences Series II               931,018     14,384,210
Scudder High Income -- B                      4,350,851     40,368,814
Scudder International -- B                    1,344,828     38,368,404
Scudder International Select Equity -- B      5,652,074     40,138,461
Scudder Janus Growth & Income -- B              532,783     25,749,650
Scudder Mid Cap Growth -- B                     698,808      5,436,698
Scudder Moderate Allocation -- B              9,649,408     12,943,598
Scudder Money Market -- B                    31,819,363     14,259,725
Scudder Real Estate -- B                     13,866,340      3,420,375
Scudder Small Cap Growth -- B                22,196,421        329,322
Scudder Strategic Income -- B                12,813,279      1,844,121
Scudder Technology Growth -- B                8,738,014        414,541
Scudder Total Return -- B                    17,473,729        780,324
Scudder Turner Mid Cap Growth -- B           16,335,961      1,694,527
Small Cap Index Series I                      4,580,362      9,951,907
Small Cap Index Series II                    89,454,078     22,301,630
Small Cap Opportunities Series I              5,237,021     23,120,311

             JOHN HANCOCK LIFE INSURANCE COMPANY SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

4. DETAILS OF INVESTMENTS-- (CONTINUED)

Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Trust and the outside trusts during 2007 were as follows:

Sub-account                               Purchases        Sales
-------------------------------------   ------------   ------------
Small Cap Opportunities Series II       $  5,239,730   $ 16,357,752
Small Cap Value Focus                        182,888      3,236,889
Small Company Value Series I              18,963,742     52,266,193
Small Company Value Series II             19,621,181     45,267,907
Special Value Series II                    1,739,019      1,694,538
Strategic Bond Series I                   21,499,527     26,790,481
Strategic Bond Series II                  16,493,618     19,555,612
Strategic Opportunities Series I           3,224,744    328,289,164
Strategic Opportunities Series II            385,268     24,718,640
T Rowe Price Mid Value Series II           7,690,431      5,504,220
Total Return Series I                     27,203,224     58,136,389
Total Return Series II                    27,766,100     43,323,880
Total Stock Market Index Series I          2,094,354      7,508,091
Total Stock Market Index Series II        61,659,696     14,386,391
U.S. Core Series I                        25,244,771    152,670,142
U.S. Core Series II                        3,363,530     16,524,554
U.S. Global Leaders Growth Series I       29,617,922      1,246,269
U.S. Global Leaders Growth Series II      23,990,085        834,888
U.S. Government Securities Series I       21,293,911     30,974,256
U.S. Government Securities Series II      21,294,412     22,921,802
U.S. High Yield Series II                  3,636,183      3,902,661
U.S. Large Cap Value Series I              4,731,081     60,929,982
U.S. Large Cap Value Series II             4,958,289     24,095,040
UBS Large Cap Series I                   303,609,131     32,580,493
UBS Large Cap Series II                   23,929,378      4,895,489
Utilities Series I                        23,730,979     26,416,602
Utilities Series II                       20,505,409     23,067,793
Value Series I                            31,448,726     40,440,931
Value Series II                           21,702,306     20,413,680
Wellington Small Cap Growth Series II     23,012,616     17,593,877
Wellington Small Cap Value Series II      36,837,341     29,854,762
Wells Capital Core Bond Series II          2,388,735      1,415,089

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

5. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts and the expense and income ratios, excluding expenses of the underlying Portfolios, were as follows:

                                                 AT SEPTEMBER 30,                FOR THE PERIOD ENDED SEPTEMBER 30,
                                      -------------------------------------  ------------------------------------------
                                                                             EXPENSE RATIO  INVESTMENT   TOTAL RETURN
                                       UNITS   UNIT FAIR VALUE     ASSETS      HIGHEST TO     INCOME       HIGHEST TO
SUBACCOUNT                            (000S)  HIGHEST TO LOWEST    (000S)       LOWEST*       RATIO**      LOWEST***
----------                            ------  -----------------  ----------  -------------  ----------  ---------------
500 Index Fund B Series NAV            7,570   $12.69 to $12.72  $   94,990  2.05% to 1.40%    0.00%      1.79% to 1.52%
500 Index Series I                     9,472     15.06 to 13.68     122,663   1.90 to 0.45     1.31        8.27 to 7.10
500 Index Series II                    4,838     19.72 to 18.40      82,604   2.05 to 0.45     1.15        8.12 to 6.83
Active Bond Series I                   7,650     13.02 to 13.48     100,741   1.90 to 0.45     4.32        2.43 to 1.32
Active Bond Series II                 40,004     12.90 to 13.41     521,421   2.05 to 0.45     3.75        2.23 to 1.01
Alger American Balanced                   --     16.12 to 17.83          --   2.05 to 1.40     0.00        5.30 to 5.06
Alger American Leveraged All Cap          --     22.61 to 26.37          --   2.05 to 1.40     0.00      12.20 to 11.95
All Cap Core Series I                  6,147     16.11 to 15.71     119,054   1.90 to 0.45     0.81        6.91 to 5.76
All Cap Core Series II                   940     21.86 to 21.12      18,395   2.05 to 0.45     0.30        6.74 to 5.48
All Cap Growth Series I                9,422     14.43 to 18.05     187,678   1.90 to 0.45     0.01      13.98 to 12.75
All Cap Growth Series II               1,495     19.47 to 17.91      24,958   2.05 to 0.45     0.00      13.82 to 12.47
All Cap Value Series I                 2,907     17.47 to 19.04      51,709   1.90 to 0.45     0.69      11.27 to 10.08
All Cap Value Series II                2,675     21.75 to 20.33      50,219   2.05 to 0.45     0.50       11.09 to 9.77
American Asset Allocation Series II   21,817     12.96 to 13.04     283,912   2.05 to 0.45     0.00        4.36 to 3.68
American Asset High-Income Bond
   Series II                           1,978     12.21 to 12.29      24,189   2.05 to 0.45     0.00     (1.70) to (2.35)
American Blue-Chip Income & Growth
   Series II                           7,373     20.86 to 22.38     156,996   2.05 to 0.45     0.61        8.39 to 7.11
American Bond Series II               59,866     13.03 to 13.49     788,434   2.05 to 0.45     1.57        2.08 to 0.87
American Century - Small Company
   Series II                             328     15.96 to 16.85       5,333   2.05 to 0.45     0.00       0.37 to (0.83)
American Global Growth Series II       8,762     13.22 to 13.30     116,040   2.05 to 0.45     0.00        6.44 to 5.74
American Global Small Capitalization
   Series II                           3,638     14.15 to 14.25      51,596   2.05 to 0.45     0.00      13.97 to 13.23
American Growth Series II             69,498     23.07 to 24.75   1,558,231   2.05 to 0.45     0.77      15.13 to 13.76
American Growth-Income Series II      63,516     20.76 to 22.28   1,291,105   2.05 to 0.45     2.72       10.04 to 8.73
American International Series II      36,598     30.40 to 32.62   1,038,932   2.05 to 0.45     1.60      17.20 to 15.80
American New World Series II           2,692     14.15 to 14.24      38,155   2.05 to 0.45     0.00      13.93 to 13.18
Basic Value Focus Series I               832     18.07 to 34.39      23,417   1.90 to 1.40     0.00        6.26 to 5.86
Blue Chip Growth Series I             22,313     15.41 to 18.93     518,601   1.90 to 0.45     0.48      14.36 to 13.13
Blue Chip Growth Series II             9,151     19.56 to 18.67     157,401   2.05 to 0.45     0.30      14.20 to 12.84
Bond Index Trust A Series II              36     12.60 to 12.63         451   2.05 to 1.40     1.40        1.07 to 0.80
Capital Appreciation Series I         18,691     13.57 to 11.07     195,950   1.90 to 0.45     0.05       11.08 to 9.88
Capital Appreciation Series II         5,755     19.38 to 17.17      90,945   2.05 to 0.45     0.00       10.79 to 9.47
CGTC Overseas Equity Series II           353     19.64 to 20.41       7,020   2.05 to 0.45     1.02      12.31 to 10.98
Classic Value Series II                1,495     16.35 to 17.26      24,570   2.05 to 0.45     0.00     (0.63) to (1.81)
Core Equity Series II                  2,685     15.38 to 16.24      41,831   2.05 to 0.45     0.00        2.68 to 1.46
Credit Suisse Emerging Markets            --     37.26 to 40.35          --   2.05 to 1.40     0.00        5.67 to 5.44
Credit Suisse Global Post Venture
   Capital                                --     26.83 to 31.45          --   2.05 to 1.40     0.00        7.06 to 6.82
Dreyfus IP Midcap Stock Series II         --     21.12 to 25.17          --   2.05 to 1.40     0.30        9.13 to 8.89
Dreyfus Socially Responsible Growth       --     17.39 to 20.67          --   2.05 to 1.40     0.28        5.81 to 5.58
Dynamic Growth Series I               11,212      13.71 to 6.56      73,897   1.90 to 0.45     0.00      11.71 to 10.51
Dynamic Growth Series II               1,564     21.96 to 19.68      28,710   2.05 to 0.45     0.00      11.64 to 10.32
Emerging Growth Series II                398     21.40 to 22.96       8,687   2.05 to 0.45     0.00      12.03 to 10.70
Emerging Small Company Series I        4,646     15.05 to 19.32      91,880   1.90 to 0.45     0.00      16.38 to 15.13
Emerging Small Company Series II       2,610     20.80 to 18.26      44,510   2.05 to 0.45     0.00      16.23 to 14.85
Equity-Income Series I                18,860     17.96 to 23.23     594,585   1.90 to 0.45     1.50        6.35 to 5.21
Equity-Income Series II               14,461     20.87 to 19.37     263,795   2.05 to 0.45     1.31        6.18 to 4.92
Financial Services Series I            1,877     17.73 to 18.94      33,215   1.90 to 0.45     0.54        2.04 to 0.94
Financial Services Series II           2,309     21.94 to 20.41      44,018   2.05 to 0.45     0.35        1.93 to 0.71
Founding Allocation Series II         63,869     12.39 to 12.47     794,946   2.05 to 0.45     0.00     (0.26) to (0.92)
Fundamental Value Series I             9,362     17.40 to 18.33     160,687   1.90 to 0.45     0.71        5.76 to 4.62
Fundamental Value Series II           23,029     20.89 to 19.79     419,441   2.05 to 0.45     0.47        5.66 to 4.40
Global Allocation Series I             4,582     14.79 to 14.28      60,864   1.90 to 0.45     1.61        6.42 to 5.27
Global Allocation Series II           13,061     19.76 to 18.20     213,930   2.05 to 0.45     1.42        6.17 to 4.91
Global Bond Series I                   3,926     17.90 to 18.78      92,247   1.90 to 0.45     3.48        4.55 to 3.42
Global Bond Series II                 12,212     14.04 to 18.36     206,864   2.05 to 0.45     3.22        4.36 to 3.28

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

5. UNIT VALUES-- (CONTINUED)

                                                  AT SEPTEMBER 30,                 FOR THE PERIOD ENDED SEPTEMBER 30,
                                      ---------------------------------------  ------------------------------------------
                                                                               EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                                       UNITS    UNIT FAIR VALUE      ASSETS      HIGHEST TO     INCOME       HIGHEST TO
SUBACCOUNT                             (000S)  HIGHEST TO LOWEST     (000S)       LOWEST*       RATIO**      LOWEST***
----------                            ------- ------------------  -----------  -------------  ----------  ---------------
Global Trust Series I                   7,695   $16.81 to $18.76  $   232,041  1.90% to 0.45%    1.57%      4.43% to 3.31%
Global Trust Series II                  3,243     22.19 to 20.60       62,989   2.05 to 0.45     0.70        4.27 to 3.03
Health Sciences Series I                3,556     18.81 to 20.94       69,426   1.90 to 0.45     0.00      13.72 to 12.50
Health Sciences Series II               3,519     22.13 to 22.69       72,751   2.05 to 0.45     0.00      13.53 to 12.18
High Income Series II                     376     12.22 to 12.30        4,596   2.05 to 0.45     0.00     (1.60) to (2.25)
High Yield Series I                     5,634     16.28 to 16.51       94,483   1.90 to 0.45     6.92        2.56 to 1.45
High Yield Series II                    4,556     16.51 to 18.64       78,610   2.05 to 0.45     6.68        2.35 to 1.14
Income & Value Series I                11,412     15.45 to 20.33      299,112   1.90 to 0.45     2.11        6.85 to 5.70
Income & Value Series II                5,233     17.47 to 17.67       85,823   2.05 to 0.45     1.93        6.69 to 5.42
Independence Investment LLC Small
   Cap Series II                           76     15.68 to 16.30        1,210   2.05 to 0.45%    0.00        6.91 to 5.64
Index Allocation Series II             18,732     14.29 to 14.67      268,451   2.05 to 0.45     1.33        7.57 to 6.29
International Core Series I             4,409     20.43 to 20.11       88,045   1.90 to 0.45     1.09      14.53 to 13.30
International Core Series II            2,340     28.78 to 23.73       51,992   2.05 to 0.45     0.88      14.35 to 12.99
International Small Cap Series I        4,638     27.68 to 27.79      134,910   1.90 to 0.45     1.22      19.94 to 18.65
International Small Cap Series II       2,677     33.89 to 30.68       75,781   2.05 to 0.45     1.00      19.78 to 18.36
International Equity Index B Series
   NAV                                  3,627     13.35 to 13.39       48,518   2.05 to 1.40     0.00        7.09 to 6.81
International Value Series I           14,488     24.26 to 24.61      319,153   1.90 to 0.45     2.25        8.83 to 7.66
International Value Series II           9,810     30.22 to 26.32      243,325   2.05 to 0.45     1.79        8.73 to 7.44
Invesco Utilities                          --     28.09 to 31.72           --   2.05 to 1.40     0.00      14.62 to 14.36
Investment Quality Bond Series I        5,497     15.22 to 19.77      122,430   1.90 to 0.45     4.75        3.00 to 1.89
Investment Quality Bond Series II       9,012     13.42 to 16.07      133,704   2.05 to 0.45     4.41        2.89 to 1.66
John Hancock International Equity
   Index Series I                       1,372     23.75 to 24.95       32,297   1.90 to 0.45     1.88      16.54 to 15.29
John Hancock International Equity
   Index Series II                      1,350     23.46 to 24.77       32,953   2.05 to 0.45     1.73      16.33 to 14.95
John Hancock Strategic Income
   Series II                            1,067     14.10 to 14.89       15,280   2.05 to 0.45     0.00        4.55 to 3.30
Large Cap Value Series I                2,218     25.69 to 27.33       45,921   1.90 to 0.45     0.43        7.50 to 6.34
Large Cap Value Series II               1,750     25.42 to 27.28       57,328   2.05 to 0.45     0.27        7.31 to 6.03
Lifestyle Aggressive Series I           9,677     18.78 to 18.85      190,244   1.90 to 0.45     6.86       11.15 to 9.95
Lifestyle Aggressive Series II         14,338     24.28 to 21.92      293,100   2.05 to 0.45     6.87       11.04 to 9.72
Lifestyle Balanced Series I            46,062     18.03 to 21.21      980,561   1.90 to 0.45     4.73        7.62 to 6.46
Lifestyle Balanced Series II          455,207     19.74 to 20.36    8,378,859   2.05 to 0.45     4.58        7.40 to 6.13
Lifestyle Conservative Series I         7,500     16.11 to 20.93      151,812   1.90 to 0.45     4.27        4.17 to 3.04
Lifestyle Conservative Series II       38,505     15.45 to 17.28      619,359   2.05 to 0.45     3.98        4.01 to 2.77
Lifestyle Growth Series I              40,380     18.26 to 20.16      835,659   1.90 to 0.45     5.12        9.23 to 8.05
Lifestyle Growth Series II            623,137     21.67 to 21.01   11,648,625   2.05 to 0.45     4.75        9.10 to 7.81
Lifestyle Moderate Series I            14,356     16.85 to 20.86      299,251   1.90 to 0.45     4.46        5.35 to 4.21
Lifestyle Moderate Series II          100,880     17.27 to 18.56    1,721,131   2.05 to 0.45     4.20        5.20 to 3.95
Marisco International Opportunities
   Series II                            3,162     21.65 to 22.50       68,077   2.05 to 0.45     0.39      12.95 to 16.55
Mid Cap Index Series I                  3,013     19.84 to 22.88       62,970   1.90 to 0.45     0.47       10.24 to 9.06
Mid Cap Index Series II                 5,008     23.01 to 20.71       98,070   2.05 to 0.45     0.20       10.15 to 8.84
Mid Cap Intersection Series II             96     12.18 to 12.26        1,171   2.05 to 0.45     0.00     (1.94) to (2.58)
Mid Cap Stock Series I                 15,662     23.30 to 22.44      312,889   1.90 to 0.45     0.00      21.55 to 20.24
Mid Cap Stock Series II                 7,494     27.21 to 26.53      182,132   2.05 to 0.45     0.00      21.38 to 19.94
Mid Cap Value Series I                  7,867     21.20 to 23.17      170,328   1.90 to 0.45     0.69        6.77 to 5.62
Mid Cap Value Series II                 7,998     23.18 to 21.47      163,448   2.05 to 0.45     0.50        6.66 to 5.39
ML Global Allocation Series II             94     26.58 to 15.35        1,525   1.90 to 1.40     0.00      12.82 to 12.40
Money Market B Series NAV              36,565     12.71 to 13.68       47,350   2.05 to 1.40     3.30        3.03 to 1.81
Money Market Series I                   3,737     12.65 to 12.68      348,523   1.90 to 0.45     2.00        1.44 to 1.17
Money Market Series II                 21,662     12.79 to 16.05      469,406   2.05 to 0.45     3.47        3.19 to 2.07
Natural Resources Series II             5,638     48.46 to 52.00      270,141   2.05 to 0.45     0.54      32.64 to 31.06
Pacific Rim Series I                    3,026     24.73 to 25.18       49,669   1.90 to 0.45     0.95      15.79 to 14.55
Pacific Rim Series II                   1,755     31.87 to 25.90       43,014   2.05 to 0.45     0.76      15.64 to 14.26
PIMCO VIT All Asset Series II           1,873     15.38 to 16.24       29,282   2.05 to 0.45     3.23        6.15 to 4.89
Quantitative All Cap Series II          5,888     22.59 to 24.24      135,901   2.05 to 0.45     0.00       10.99 to 9.67
Quantitative Mid Cap Series I             508     16.03 to 16.04        7,639   1.90 to 0.45     0.00        7.67 to 6.51
Quantitative Mid Cap Series II          1,515     21.78 to 20.18       28,795   2.05 to 0.45     0.00        7.68 to 6.40
Quantitative Value Series II            1,453     18.80 to 19.86       27,788   2.05 to 0.45     0.12        4.07 to 2.83

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

5. UNIT VALUES-- (CONTINUED)

                                                     AT SEPTEMBER 30,                 FOR THE PERIOD ENDED SEPTEMBER 30,
                                          -----------------------------------  -------------------------------------------
                                                                               EXPENSE RATIO  INVESTMENT    TOTAL RETURN
                                           UNITS    UNIT FAIR VALUE   ASSETS     HIGHEST TO     INCOME       HIGHEST TO
SUBACCOUNT                                (000S)  HIGHEST TO LOWEST   (000S)      LOWEST*       RATIO**       LOWEST***
----------                                ------  -----------------  --------  -------------  ----------  ----------------
Real Estate Securities Series I            3,725   $31.24 to $33.35  $130,051  1.90% to 0.45%    1.74%    (3.76)% to (4.80)%
Real Estate Securities Series II           4,405     28.40 to 31.69   130,297   2.05 to 0.45     1.39      (3.88) to (5,02)
Real Return Bond Series II                 6,323     13.88 to 14.89    89,569   2.05 to 0.45     2.84         4.81 to 3.57
Science & Technology Series I             15,384     10.84 to 13.42   198,625   1.90 to 0.45     0.00       20.85 to 19.55
Science & Technology Series II             3,836     19.60 to 18.06    61,111   2.05 to 0.45     0.00       20.65 to 19.21
Scudder Blue Chip -- B                        --     21.78 to 25.00        --   2.05 to 1.40     0.69         5.96 to 5.72
Scudder Bond -- B                             --     12.91 to 13.08        --   2.05 to 1.40     3.93         1.34 to 1.12
Scudder Capital Growth -- B                   --     18.19 to 13.15        --   2.05 to 1.40     0.25         5.65 to 5.41
Scudder Conservative Allocation -- B       1,962     14.91 to 15.22    29,686   2.05 to 1.40     2.06         3.94 to 3.44
Scudder Contarian Value -- B                  --     19.63 to 23.65        --   2.05t o 1.40     1.39         5.51 to 5.27
Scudder Davis Venture Value -- B              --     21.00 to 25.20        --   2.05 to 1.40     0.33         4.92 to 4.69
Scudder Dreman High Return Equity -- B        --     22.04 to 27.03        --   2.05 to 1.40     1.06         3.29 to 3.06
Scudder Dreman Small Cap Value -- B           --     28.49 to 33.62        --   2.05 to 1.40     0.58         7.06 to 6.82
Scudder Equity Index 500 -- B              1,333     19.79 to 24.00    31,520   2.05 to 1.40     1.16         7.50 to 6.98
Scudder Fixed Income -- B                  3,708     13.20 to 14.03    51,499   2.05 to 1.40     0.04         1.53 to 1.04
Scudder Global Blue Chip -- B                 --     29.54 to 32.98        --   2.05 to 1.40     0.27         9.31 to 9.06
Scudder Global Discovery -- B                 --     31.39 to 39.43        --   2.05 to 1.40     1.03       10.38 to 10.14
Scudder Government Securities -- B            --     12.94 to 13.47        --   2.05 to 1.40     4.50         1.10 to 0.88
Scudder Growth & Income -- B                  --     18.75 to 22.29        --   2.05 to 1.40     0.86         3.60 to 3.36
Scudder Growth Allocation -- B             8,205     16.55 to 16.89   137,794   2.05 to 1.40     1.99         6.04 to 5.53
Scudder Health Sciences Series II             --     18.91 to 22.28        --   2.05 to 1.40     0.00         8.75 to 8.51
Scudder High Income -- B                      --     17.08 to 20.58        --   2.05 to 1.40     7.25         3.39 to 3.16
Scudder International -- B                    --     27.03 to 29.51        --   2.05 to 1.40     2.08         8.70 to 8.46
Scudder International Select Equity -- B      --     27.70 to 30.46        --   2.05 to 1.40     2.34         9.34 to 9.10
Scudder Janus Growth & Income -- B            --     18.86 to 22.21        --   2.05 to 1.40     0.20         4.02 to 3.79
Scudder Mid Cap Growth -- B                   --     20.44 to 26.77        --   2.05 to 1.40     0.00         9.66 to 9.42
Scudder Moderate Allocation -- B           7,195     15.72 to 16.04   114,741   2.05 to 1.40     2.23         5.01 to 4.50
Scudder Money Market -- B                     --     12.57 to 12.87        --   2.05 to 1.40     1.74          1.05 to .83
Scudder Real Estate -- B                      --     29.31 to 30.08        --   2.05 to 1.40     0.78         2.83 to 2.60
Scudder Small Cap Growth -- B                 --     18.63 to 23.70        --   2.05 to 1.40     0.00         7.36 to 7.13
Scudder Strategic Income -- B                 --     14.55 to 14.94        --   2.05 to 1.40     5.82         2.05 to 1.82
Scudder Technology Growth -- B                --     16.44 to 23.73        --   2.05 to 1.40     0.00         3.72 to 3.49
Scudder Total Return -- B                     --     16.29 to 18.52        --   2.05 to 1.40     2.86         4.10 to 3.87
Scudder Turner Mid Cap Growth -- B            --     22.00 to 28.00        --   2.05 to 1.40     0.00         9.40 to 9.15
Small Cap Index Series I                   1,852     18.77 to 12.50    33,543   1.90 to 0.45     0.80         2.37 to 1.26
Small Cap Index Series II                  5,693     22.61 to 19.88   107,768   2.05 to 0.45     0.22         2.18 to 0.97
Small Cap Opportunities Series I           2,786     24.25 to 25.85    68,788   1.90 to 0.45     1.21         0.67 to (.42)
Small Cap Opportunities Series II          2,269     23.97 to 25.72    54,578   2.05 to 0.45     1.00          .52 to (.68)
Small Cap Value Focus                        313     19.09 to 72.09    12,517   1.90 to 1.40     1.39         5.51 to 5.27
Small Company Value Series I               7,233     22.69 to 25.46   173,468   1.90 to 0.45     0.15         2.92 to 1.81
Small Company Value Series II              6,868     22.42 to 21.33   140,478   2.05 to 0.45     0.00         2.78 to 1.56
Special Value Series II                      234     20.76 to 22.28     4,968   2.05 to 0.45     0.21         2.62 to 1.40
Strategic Bond Series I                    6,014     16.55 to 19.96   124,276   1.90 to 0.45     5.27         0.69 to (.39)
Strategic Bond Series II                   5,643     14.09 to 17.06    90,151   2.05 to 0.45     5.00          .58 to (.62)
Strategic Opportunities Series I              --     11.19 to 13.34        --   1.90 to 0.45     0.76         6.63 to 6.13
Strategic Opportunities Series II             --     19.93 to 14.96        --    2.05 to .45     0.52         6.53 to 5.98
T Rowe Price Mid Value Series II             962     16.89 to 17.55    16,451   2.05 to 0.45     0.40         4.39 to 3.14
Total Return Series I                     14,905     15.32 to 19.15   256,937   1.90 to 0.45     3.71         4.01 to 2.89
Total Return Series II                    13,516     13.38 to 15.90   201,411   2.05 to 0.45     3.50         3.89 to 2.65
Total Stock Market Index Series I          1,940     16.13 to 14.65    26,828   1.90 to 0.45     1.21         8.30 to 7.13
Total Stock Market Index Series II         4,433     20.65 to 19.28    80,198   2.05 to 0.45     0.36         8.14 to 6.86
U.S. Core Series I                        23,834     12.65 to 15.42   606,348   1.90 to 0.45     1.20         3.66 to 2.54
U.S. Core Series II                        4,502     16.91 to 15.76    65,531   2.05 to 0.45     1.02         3.43 to 2.20
U.S. Global Leaders Growth Series I        2,009     13.36 to 14.04    27,191   1.90 to 0.45     0.41         4.86 to 3.73
U.S. Global Leaders Growth Series II       1,640     13.25 to 14.00    22,056   2.05 to 0.45     0.21         4.74 to 3.50

             JOHN HANCOCK LIFE INSURANCE (U.S.A.) SEPARATE ACCOUNT H
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

5. UNIT VALUES-- (CONTINUED)

                                                AT SEPTEMBER 30,               FOR THE PERIOD ENDED SEPTEMBER 30,
                                       ----------------------------------  ------------------------------------------
                                                                           EXPENSE RATIO  INVESTMENT   TOTAL RETURN
                                       UNITS    UNIT FAIR VALUE    ASSETS    HIGHEST TO     INCOME      HIGHEST TO
SUBACCOUNT                             (000S)  HIGHEST TO LOWEST   (000S)     LOWEST*       RATIO**     LOWEST***
----------                             ------  -----------------  -------  -------------  ----------  --------------
U.S. Government Securities Series I     6,423   $13.91 to $18.19  125,747  1.90% to 0.45%    4.37%     1.73% to 0.64%
U.S. Government Securities Series II    5,213     12.69 to 14.54   71,341   2.05 to 0.45     4.15       1.61 to 0.40
U.S. High Yield Series II                 157     13.94 to 14.49    2,218   2.05 to 0.45     5.11       2.57 to 1.35
U.S. Large Cap Value Series I          14,878     15.54 to 16.63  240,991   1.90 to 0.45     0.55       8.98 to 7.80
U.S. Large Cap Value Series II          5,249     19.72 to 18.57   90,310   2.05 to 0.45     0.37       8.87 to 7.58
UBS Large Cap Series I                 16,583     16.10 to 16.67  270,454   1.90 to 0.45     0.00     (.76) to (1.37)
UBS Large Cap Series II                 1,207     16.03 to 16.66   19,553   2.05 to 0.45     0.08       5.58 to 4.32
Utilities Series I                      2,725     23.58 to 22.52   57,688   1.90 to 0.45     0.74     11.71 to 10.50
Utilities Series II                     1,942     33.30 to 34.46   61,621   2.05 to 0.45     0.55     11.54 to 10.22
Value Series I                          6,221     20.18 to 25.24  171,627   1.90 to 0.45     0.00     13.20 to 11.85
Value Series II                         2,632     26.45 to 22.69   55,486   2.05 to 0.45     0.24       2.80 to 1.58
Wellington Small Cap Growth Series II   1,761     19.55 to 20.32   34,131   2.05 to 0.45     2.68       2.89 to 1.66
Wellington Small Cap Value Series II    4,029     16.82 to 17.48   68,101   2.05 to 0.45     0.00     12.82 to 12.40
Wells Capital Core Bond Series II         191     12.83 to 13.33    2,475   2.05 to 0.45     2.68       2.89 to 1.66

----------
* These amounts represent the annualized contract expenses of the variable account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying Portfolio are excluded.

** These amounts represent the annualized distributions from net investment income received by the sub-account from the underlying Portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against policyholder accounts either through the reductions in the unit values or the redemptions of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying portfolio in which the sub-accounts invest.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying Portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account (the date of the first contract transfer into the sub-account subsequent to the inception of the investment option). The total return is calculated for the period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

6. DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

                            PART C OTHER INFORMATION

Guide to Name Changes and Successions:

                                  NAME CHANGES

DATE OF CHANGE        OLD NAME                                          NEW NAME
October 1, 1997       NASL Variable Account                             The Manufacturers Life Insurance Company
                                                                        of North America Separate Account A
October 1, 1997       North American Security Life Insurance            The Manufacturers Life Insurance Company
                      Company                                           of North America
November 1, 1997      NAWL Holding Co., Inc.                            Manulife-Wood Logan Holding Co., Inc.
September 24, 1999    Wood Logan Associates, Inc.                       Manulife Wood Logan, Inc
January 1, 2005       The Manufacturers Life Insurance Company          John Hancock Life Insurance Company (U.S.A.)
                      (U.S.A.) Separate Account A                       Separate Account A
January 1, 2005       The Manufacturers Life Insurance Company          John Hancock Life Insurance Company (U.S.A.)
                      (U.S.A.)
January 1, 2005       Manulife Financial Securities LLC                 John Hancock Distributors LLC
January 1, 2005       Manufacturers Securities Services LLC             John Hancock Investment Management Services LLC

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.

The following changes became effective January 1, 2002: (a) The Manufacturers Life Insurance Company of North America ("Manulife North America") merged into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets; (b) Manulife Financial Securities LLC became the successor broker-dealer to Manufacturers Securities Services, LLC.

                                    * * * * *

Item 24. Financial Statements and Exhibits

      (a)   Financial Statements


            (1) Financial Statements of the Registrant, John Hancock Life Insurance Company (U.S.A.) Separate Account H, (Part B of the registration statement). [FILED HEREWITH].



            (2) Financial Statements of the Depositor, John Hancock Life Insurance Company (U.S.A.) (Part B of the registration statement). [FILED HEREWITH]


      (b)   Exhibits

            (1)   (i)   Resolution of the Board of Directors of Manufacturers
                        Life Insurance Company (U.S.A.) establishing The
                        Manufacturers Life Insurance Company Separate Account H
                        -- Incorporated by reference to Exhibit (1)(i) to pre-effective amendment no. 1 to this registration statement, file number 333-70728, filed January 2, 2002
                        (the "Pre-Effective Amendment")

            (2) Agreements for custody of securities and similar investments - Not Applicable.

            (3)   (i)   Form of Underwriting Agreement -- Incorporated by
                        reference to Exhibit (b)(3)(i) to Form N-4, file number
                        33-76162, filed March 1, 1999.

                  (ii) Form of Promotional Agent Agreement -- Incorporated by reference to Exhibit (b)(3)(ii) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.

                  (iii) Form of Amendment to Promotional Agent Agreement --
                        Incorporated by reference to Exhibit (b)(3)(iii) to Form N-4, file number 33-76162, filed February 25, 1998.

                  (iv) Form of broker-dealer Agreement -- Incorporated by reference to Exhibit (b)(3)(iv) to the registration statement on Form N-4 file number 333-70728, filed October 2, 2001.


            (4)   (a)   Form of Specimen Flexible Purchase Payment Individual
                        Deferred Variable Annuity Contract, Non-Participating
                        Incorporated by reference to Pre-effective Amendment #2 to this registration statement filed on Form N-4, filed on December 26, 2007.



            (5)   (a)   Form of Specimen Application for Flexible Purchase
                        Payment Individual Deferred Variable Annuity Contract,
                        Non-Participating. Incorporated by reference to
                        Pre-effective Amendment #2 to this registration statement filed on Form N-4, filed on December 26, 2007.


            (6)   (i)   Restated Articles of Redomestication of The
                        Manufacturers Life Insurance Company (U.S.A.) --
                        Incorporated by reference to Exhibit A(6) to the registration statement on Form S-6 filed July 20, 2000
                        (File No. 333-41814).

                  (ii) Certificate of Amendment to Certificate of Incorporation of the Company, Name Change July 1984 -- Incorporated by reference to Exhibit (3)(i)(a) to Form 10Q of The Manufacturers Life Insurance Company of North America, filed November 14, 1997.

                  (iii) Certificate of Amendment to Certificate of Incorporation
                        of the Company changing its name to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005 -- Incorporated by reference to Exhibit (b)(6)(iii) to Form N-4, file no. 333-70728, filed May 1, 2007.

                  (iv) By-laws of The Manufacturers Life Insurance Company (U.S.A.) -- Incorporated by reference to Exhibit A(6)(b) to the registration statement on Form S-6 filed July 20, 2000 (File No. 333-41814).

                  (v) Amendment to By-Laws reflecting the Company's name change to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005 -- Incorporated by reference to Exhibit (b)(6)(v) to Form N-4, file no. 333-70728, filed May 1, 2007.

            (7) Contract of reinsurance in connection with the variable annuity contracts being offered -- Not Applicable.

            (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

                  (i) Form of Remote Service Agreement dated November 1, 1996 with CSC Continuum Inc. -- Incorporated by reference to Exhibit (b)(8)(i) to post-effective amendment no. 3 to Form N-4, file number 33-77878, filed February 28, 1997.

                  (ii) Amendment to Remote Service Agreement dated April 1, 1998 with CSC Continuum Inc. -- Incorporated by reference to Exhibit (b)(8)(ii) to post effective amendment no. 9 to Form N-4, file number 33-77878, filed April 28, 2000.

                  (iii) Amendment to Remote Service Agreement dated March 1999 with CSC Continuum Inc. -- Incorporated by reference to Exhibit (b)(8)(ii) to post-effective amendment no. 9 to Form N-4, file number 33-76162 filed April 27, 2000.

                  (iv) Form of Merger Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of North America -- Incorporated by reference to Exhibit (b)(8)(iv) to the registration statement on Form N-4, file number 333-70728, filed October 2, 2001.


            (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered -- [FILED HEREWITH].



            (10) Written consent of Ernst & Young LLP, independent registered public accounting firm -- [FILED HEREWITH].


            (11) All financial statements omitted from Item 23, Financial Statements--NOT APPLICABLE.

            (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners -- NOT APPLICABLE.

            (13) Schedules of computation,-- Incorporated by reference to Exhibit (b)(13) to post-effective amendment no. 2 to Form N-4, file number 33-76162, filed March 1, 1996.

            (14)  Financial Data Schedule -- NOT APPLICABLE.

            (15)  Powers of Attorney


                  (i)   Power of Attorney (James R. Boyle, Marc Costantini, John
                        D. DesPrez III, Steven Finch, Katherine MacMillan, Hugh McHaffie, John R. Ostler, Rex Schlaybaugh, Jr., Diana Scott, Warren Thompson) -- Incorporated by reference to Pre-effective Amendment #2 to this registration statement filed on Form N-4, filed on December 26, 2007.

                  (ii) Power of Attorney (John R. Ostler and Diana Scott) [FILED HEREWITH]


Item 25. Directors and Officers of the Depositor.

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                           EFFECTIVE DECEMBER 11, 2007

NAME AND PRINCIPAL BUSINESS ADDRESS    POSITION WITH DEPOSITOR
John D. DesPrez III*                   Chairman & President
Hugh McHaffie*                         Director, Executive Vice President, Wealth Management
James R. Boyle*                        Director, Executive Vice President, Life Insurance
Warren Thomson***                      Director, Executive Vice President, US Investments
Steven Finch*                          Director, Executive Vice President & General Manager, John Hancock Life
                                       Insurance
Marc Costantini*                       Director, Executive Vice President & General Manager, John Hancock
                                       Annuities
Diana Scott*                           Director, Senior Vice President, Human Resources
John R. Ostler**                       Director
Rex Schlaybaugh, Jr.*                  Director
Katherine  MacMillan**                 Director, Executive Vice President & General Manager, John Hancock
                                       Retirement Plan Services
Jonathan Chiel*                        Executive Vice President & General Counsel
Stephen R. McArthur**                  Executive Vice President & General Manager, Reinsurance
Lynne Patterson*                       Senior Vice President & Chief Financial Officer
Peter Levitt**                         Senior Vice President & Treasurer
Jeffrey J. Whitehead*                  Vice President & Controller
Scott Hartz*                           Executive Vice President and Chief Investment Officer, US Investments
Emanuel Alves*                         Vice President, Counsel & Corporate Secretary
Kris Ramdial**                         Vice President, Treasury
John Brabazon                          Vice President & CFO, US Investments
Philip Clarkson*                       Vice President, Taxation
Brian Collins**                        Vice President, Taxation
Mitchell A. Karman*                    Vice President, Chief Compliance Officer & Counsel
Peter Mitsopoulos*                     Vice President, Treasury
Zahir Bhanji***                        Illustration Actuary

----------

*     Principal business office is 601 Congress Street, Boston, MA 02210

**    Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***   Principal business office is 197 Clarendon Street, Boston, MA 02117

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

Registrant is a separate account of John Hancock Life Insurance Company (U.S.A.) (the "Company"), operated as a unit investment trust. Registrant supports benefits payable under the Company's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Trust (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, the Company directly controls Registrant.

The Depositor is controlled by John Hancock Financial Services, Inc. ("JHFS"). A list of persons controlled by JHFS is incorporated by reference to Exhibit 21.1 from the Annual Report filed on Form 10-K of File No. 1-15607, filed on March 15, 2004.

On the effective date of this Amendment to the Registration Statement, JHFS and its subsidiaries are controlled by Manulife Financial Corporation ("MFC"). A list of other persons controlled by MFC as of December 31, 2006 appears below:

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

AS AT DECEMBER 31, 2006                                     OWNERSHIP  EQUITY
(Unaudited, Canadian $ in millions)                        PERCENTAGE INTEREST           ADDRESS DESCRIPTION
-----------------------------------                        ---------- --------           ------- -----------
MANULIFE FINANCIAL CORPORATION                                                   Toronto, Canada Publicly traded stock life
                                                                                                 insurance company
   THE MANUFACTURERS LIFE INSURANCE COMPANY                       100 $14,440    Toronto, Canada Leading Canadian-based financial
                                                                                                 services company that offers a
                                                                                                 diverse range of financial
                                                                                                 protection products and wealth
                                                                                                 management services
      Manulife Holdings (Alberta) Limited                         100            Calgary, Canada Holding company
         Manulife Holdings (Delaware) LLC                         100           Delaware, U.S.A. Holding company
            The Manufacturers Investment Corporation              100           Michigan, U.S.A. Holding company
               John Hancock Life Insurance Company                100           Michigan, U.S.A. U.S. based life insurance company
                  (U.S.A.)                                                                       that provides individual life
                                                                                                 insurance, annuities, and group
                                                                                                 pension products in all states in
                                                                                                 the U.S. except New York
                  John Hancock Life Insurance Company of          100           New York, U.S.A. Provides group pension, individual
                     New York                                                                    annuities and life insurance
                                                                                                 products in the State of New York
                  John Hancock Investment Management              95             Massachusetts, Investment advisor
                     Services, LLC                                                               U.S.A.
               Manulife Reinsurance Limited                       100          Hamilton, Bermuda Provides life and financial
                                                                                                 reinsurance
         Manulife Holdings (Bermuda) Limited                      100          Hamilton, Bermuda Holding company
      Manufacturers P&C Limited                                   100               St. Michael, Provides property and casualty and
                                                                                        Barbados financial reinsurance
         Manufacturers Life Reinsurance Limited                   100               St. Michael, Provides life and financial
                                                                                        Barbados reinsurance
         Manulife International Holdings Limited                  100          Hamilton, Bermuda Holding company
            Manulife (International) Limited                      100           Hong Kong, China Life insurance company serving Hong
                                                                                                 Kong and Taiwan
               Manulife-Sinochem Life Insurance Co. Ltd.           51            Shanghai, China Chinese life insurance company
            Manulife Asset Management (Asia) Limited              100               St. Michael, Holding company
                                                                                        Barbados
               Manulife Asset Management (Hong Kong)              100           Hong Kong, China Hong Kong investment management and
                  Limited                                                                        advisory company marketing mutual
                                                                                                 funds
      Manulife Bank of Canada                                     100           Waterloo, Canada Provides integrated banking
                                                                                                 products and service options not
                                                                                                 available from an insurance company
      Manulife Canada Ltd.                                        100           Waterloo, Canada Canadian life insurance company
         FNA Financial Inc.                                       100            Toronto, Canada Holding company
      Elliott & Page Limited                                      100            Toronto, Canada Investment counseling, portfolio
                                                                                                 and mutual fund management in
                                                                                                 Canada
      First North American Insurance Company                      100            Toronto, Canada Canadian property and casualty
                                                                                                 insurance company
      NAL Resources Management Limited                            100            Calgary, Canada Management company for oil and gas
                                                                                                 properties
      Manulife Securities International Ltd.                      100           Waterloo, Canada Mutual fund dealer for Canadian
                                                                                                 operations
      Regional Power Inc.                                        83.5           Montreal, Canada Operator of hydro-electric power
                                                                                                 projects
         MLI Resources Inc.                                       100            Calgary, Canada Holding company for oil and gas
                                                                                                 assets and Japanese operations
      Manulife Life Insurance Company                             100               Tokyo, Japan Japanese life insurance company
      P.T. Asuransi Jiwa Manulife Indonesia                        95                   Jakarta, Indonesian life insurance company
                                                                                       Indonesia
         P.T. Manulife Aset Manajemen Indonesia                  95.3                   Jakarta, Indonesian investment management
                                                                                       Indonesia and advisory company marketing
                                                                                                 mutual funds
      The Manufacturers Life Insurance Co. (Phils.), Inc.         100                    Manila, Filipino life insurance company
                                                                                     Philippines
      Manulife (Singapore) Pte. Ltd.                              100                  Singapore Singaporean life insurance company
      Manulife (Vietnam) Limited                                  100          Ho Chi Minh City, Vietnamese life insurance company
                                                                                         Vietnam
      Manulife Insurance (Thailand) Public Company Limited       97.9          Bangkok, Thailand Thai life insurance company
      Manulife Europe Ruckversicherungs-Aktiengesellschaft        100           Cologne, Germany European property and casualty
                                                                                                 reinsurance company
      MFC Global Fund Management (Europe) Limited                 100            London, England Holding company
         MFC Global Fund Investment Management (Europe)           100            London, England Investment management company for
            Limited                                                                              Manulife Financial's international
                                                                                                 funds

AS AT DECEMBER 31, 2006                                     OWNERSHIP  EQUITY
(Unaudited, Canadian $ in millions)                        PERCENTAGE INTEREST           ADDRESS DESCRIPTION
-----------------------------------                        ---------- --------           ------- -----------
MANULIFE FINANCIAL CORPORATION                                                   Toronto, Canada Publicly traded stock life
                                                                                                 insurance company
   JOHN HANCOCK HOLDINGS (DELAWARE) LLC                           100 $11,547        Wilmington, Holding company
                                                                                Delaware, U.S.A.
      John Hancock Financial Services, Inc.                       100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         John Hancock Life Insurance Company                      100                    Boston, Leading U.S. based financial
                                                                                  Massachusetts, services company that offers a
                                                                                          U.S.A. diverse range of financial
                                                                                                 protection products and wealth
                                                                                                 management services
            John Hancock Variable Life Insurance Company          100                    Boston, U.S. based life insurance company
                                                                                  Massachusetts, that provides variable and
                                                                                          U.S.A. universal life insurance policies,
                                                                                                 and annuity products in all states
                                                                                                 in the U.S. except New York
            P.T. Asuransi Jiwa John Hancock Indonesia            96.2                   Jakarta, Indonesian life insurance company
                                                                                       Indonesia
            Independence Declaration Holdings LLC                 100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
               Declaration Management & Research LLC              100          McLean, Virginia, Provides institutional investment
                                                                                          U.S.A. advisory services
            John Hancock Subsidiaries LLC                         100                Wilmington, Holding company
                                                                                Delaware, U.S.A.
               John Hancock Financial Network, Inc.               100                    Boston, Financial services distribution
                                                                                  Massachusetts, organization
                                                                                           U.S.A
               The Berkeley Financial Group, LLC                  100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                           U.S.A
                  John Hancock Funds LLC                          100                    Boston, Mutual fund company
                                                                                  Massachusetts,
                                                                                           U.S.A
               Hancock Natural Resource Group, Inc.               100                    Boston, Manager of globally diversified
                                                                                  Massachusetts, timberland and agricultural
                                                                                           U.S.A portfolios for public and corporate
                                                                                                 pension plans, high net-worth
                                                                                                 individuals, foundations and
                                                                                                 endowments
      John Hancock International Holdings, Inc.                   100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         Manulife Insurance (Malaysia) Berhad                    45.8              Kuala Lumpur, Malaysian life insurance company
                                                                                        Malaysia
      John Hancock International, Inc.                            100                    Boston, Holding company
                                                                                  Massachusetts,
                                                                                          U.S.A.
         John Hancock Tianan Life Insurance Company                50            Shanghai, China Chinese life insurance company

Item 27.  Number of Contract Owners.


As of DECEMBER 31, 2007, there were no qualified and no non-qualified contracts of the series offered hereby outstanding.


Item 28.  Indemnification.

      Article XII of the Restated Articles of Redomestication of the Company provides as follows:

      No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

            i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

            ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

            iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

            iv) a transaction from which the director derived an improper personal benefit; or

            v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

      If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

      Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

            Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

      (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

NAME OF INVESTMENT COMPANY                                            CAPACITY IN WHICH ACTING
--------------------------                                            ------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account H       Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A       Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N       Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I       Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account L       Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M       Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A    Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B    Principal Underwriter
John Hancock Variable Annuity Account H                               Principal Underwriter
John Hancock Variable Annuity Account U                               Principal Underwriter
John Hancock Variable Annuity Account V                               Principal Underwriter
John Hancock Variable Life Account UV                                 Principal Underwriter
John Hancock Variable Annuity Account I                               Principal Underwriter
John Hancock Variable Annuity Account JF                              Principal Underwriter

John Hancock Variable Life Account S                                  Principal Underwriter
John Hancock Variable Life Account U                                  Principal Underwriter
John Hancock Variable Life Account V                                  Principal Underwriter

      (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of John Hancock Distributors LLC (JHD LLC). The management of JHD LLC is vested in its board of managers (consisting of Edward Eng**, Steve Finch***, Lynne Patterson*, Christopher M. Walker**, Warren Thomson***, and Karen Walsh**) who have authority to act on behalf of JHD LLC.

*     Principal business office is 601 Congress Street, Boston, MA 02210

**    Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***   Principal business office is 197 Clarendon St, Boston, MA 02116

      (c)   None.

Item 30. Location of Accounts and Records.

      All books and records are maintained at 601 Congress Street, Boston, MA 02210.

Item 31. Management Services.

      None.

Item 32. Undertakings.

      (a) Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

            John Hancock Life Insurance Company (U.S.A.) ("Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

      (b) Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended

            Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.

      (c)   Undertakings Pursuant to Item 32 of Form N-4

            (1) The Depositor and Registrant will file a post-effective amendment to this registration statement as frequently as is necessary to insure that the audited financial statements in the registration statement are never longer than 16 months old for so long as payments under the variable annuity contracts may be accepted;

            (2) The Depositor and Registrant will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

            (3) The Depositor and Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this amended Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this sixth day of February 2008.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT H
(Registrant)

By: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
    (Depositor)

By: /s/ John D. DesPrez III
    -----------------------
    John D. DesPrez III
    Chairman & President

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By: /s/ John D. DesPrez III
    -----------------------
    John D. DesPrez III
    Chairman & President

                                   SIGNATURES

      As required by the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities with the Depositor on the sixth day of February 2008.


Signature                         Title
---------                         -----
/s/ John D. DesPrez III           Chairman & President
---------------------------       (Principal Executive Officer)
John D. DesPrez III


/s/ Lynne Patterson               Senior Vice President & Chief Financial Officer
---------------------------       (Principal Financial Officer)
Lynne Patterson

/s/ Jeffrey J. Whitehead          Controller
---------------------------       (Principal Accounting Officer)
Jeffrey J. Whitehead

         *                        Director, Executive Vice President, Life Insurance
---------------------------
James R. Boyle

         *                        Director, Executive Vice President & General Manager,
---------------------------       John Hancock Variable Annuities
Marc Costantini

         *                        Director, Executive Vice President & General Manager,
---------------------------       John Hancock Life Insurance
Steven Finch

         *                        Director, Executive Vice President & General Manager,
---------------------------       John Hancock Retirement Plan Services
Katherine MacMillan

         *                        Director, Executive Vice President, Wealth Management
---------------------------
Hugh McHaffie

         *                        Director
---------------------------
John R. Ostler

         *                        Director
---------------------------
Rex Schlaybaugh, Jr.

         *                        Director, Senior Vice President, Human Resources
---------------------------
Diana Scott

         *                        Director, Executive Vice President and Chief Investments
---------------------------       Officer, US Investments
Warren Thomson

*/s/ Thomas J. Loftus             Senior Counsel - Annuities
---------------------------
Thomas J. Loftus
Pursuant to Power of Attorney

                                  EXHIBIT INDEX

  ITEM NO.                        DESCRIPTION
------------    --------------------------------------------------
   24(b)9       Opinion of Counsel
  24(b)10       Consent of Ernst & Young LLP
24(b) 15(ii)    Power of Attorney (John R. Ostler and Diana Scott)